Form 10-K, Exhibit 13
period 1994-06-30
DELTA AIR LINES INC /DE/
filed 1994-09-27
CIK 27904

                                                                      EXHIBIT 13


                              THE YEAR IN REVIEW

September 1993 Quarter

*Delta Chairman Ron Allen supports the findings of the National Commission to Ensure a Strong and Competitive Airline Industry. Allen urges Congress and the Executive Branch to quickly implement the Commission's recommendations to ease tax and regulatory burdens on the airline industry and to develop a new aviation trade policy.

*Delta offers an early retirement program to personnel in selected departments of the Company to align staffing levels with business needs and reduce costs.

*For the second consecutive year, Delta is honored as the recipient of the ASTA
 Agency Management Magazine Rex Award for U.S. domestic airlines, recognizing Delta for providing the best programs and policies for travel agents.

*Delta reports September 1993 quarter net income of $60 million and operating income of $121 million.

December 1993 Quarter

*Delta introduces "Rapid Redemption," the industry's first program allowing
 Frequent Flyers to instantly redeem mileage for free tickets or upgrades.

*Delta reaches understandings with aircraft manufacturers to defer delivery of 37 aircraft on firm order that were scheduled for delivery in fiscal 1995 and 1996. These deferrals reduce aircraft capital spending by approximately $1 billion through fiscal 1996.

*Delta strengthens its transatlantic operations, announcing a rework of its New
 York-Kennedy flight complex, including a restructuring of up to one-third of its transatlantic routes.

*Delta reports a $71 million net loss for the December 1993 quarter, excluding a $112 million pretax restructuring charge related to the early retirement program discussed above. Operating loss, excluding the charge, was $68 million.

March 1994 Quarter

*Delta announces additional steps to strengthen transatlantic operations, including route reductions, code-sharing arrangements and increased domestic connecting flights to international departures at New York-Kennedy.

*Ron Allen proposes an international aviation strategy to promote fair and equal access to an increasingly competitive global marketplace.

*Delta reports a $78 million net loss and $67 million operating loss for the March 1994 quarter.

June 1994 Quarter

*Delta unveils SKYMILES,(TM) a revised frequent flyer program that lowers redemption levels and permits the transfer of awards.

*Delta forms Business Travel Advisory Councils, comprised of business travelers, to promote effective communications between Delta and its business customers.

*Delta announces "Leadership 7.5," a three-year program designed to reduce the Company's annual operating costs by approximately $2 billion by the end of the June 1997 quarter. The program, which includes an anticipated reduction of 12,000 to 15,000 jobs, addresses the Company's plans for operating profitably in a low-fare industry environment.

*Delta announces suspension of service in four transatlantic markets and plans to phase-out its Airbus A310 fleet.

*Delta reports June 1994 quarter net income of $11 million, excluding a $414 million restructuring charge related to Leadership 7.5. Operating income, excluding the charge, was $93 million.

- --------------------------------------------------------------------------------
Description Of Business

     Delta Air Lines, Inc., has been engaged in the air transportation business since 1929. Based on calendar 1993 data, Delta is the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown, and the largest U.S. airline as measured by passengers enplaned.

     The Company provides scheduled air transportation over an extensive route network. At September 12, 1994, Delta served 153 domestic cities in 43 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and 57 cities in 32 foreign countries. Service over most of Delta's routes is highly competitive. In addition to scheduled passenger service, Delta also provides air freight, mail and other related aviation services.

     Delta is incorporated under the laws of the State of Delaware and is subject to government regulation under the Federal Aviation Act of 1958, as amended, as well as many other federal, state and foreign laws and regulations.
- --------------------------------------------------------------------------------
                             [Inside Front Cover]

                              OPERATIONAL REVIEW

"Leadership 7.5 is the most difficult task ever faced by this Company, but I firmly believe the Delta people are up to the challenge."

Leadership 7.5

     The emergence of low-cost, low-fare carriers is causing many traditional airlines, including Delta, to reexamine their domestic operations. The industry is faced with a growing number of deeply discounted fares and is experiencing a shift in customers' perceptions of value, largely brought on by the prevalence of lower fares in the market.

     As low-cost, low-fare carriers enter new domestic markets, passenger mile yields quickly decline, most often at a faster pace than traffic is stimulated. By the end of fiscal 1994, approximately 57% of Delta's domestic origin and destination revenue passenger miles were in markets also served by low-cost, low-fare carriers. Consequently, as fiscal 1994 progressed, the Company's domestic passenger mile yield weakened from the previous year.


Leadership 7.5 Targets
Operating Cost/ASM
In cents
(Graphic material omitted)

                                   Operating
June Quarters                      Cost/ASM
- -------------                      ---------
1995                                  8.6
1996                                  8.0
1997                                  7.5


     In November 1993, Delta began a comprehensive study of its domestic operations, with the goal of developing a strategy for competing profitably in a low-fare environment. The study addressed the challenges brought on by low-cost, low-fare carriers: achieving permanent cost reductions to compete profitably at low-fare levels, increasing productivity and utilization of assets, and adjusting service to appropriate levels.

     As a result of the study, on April 28, 1994, Delta announced "Leadership 7.5," a three-year plan with the goal of reducing annual operating expenses by approximately $2 billion by the end of the June 1997 quarter. The $2 billion cost reduction would lower the Company's system operating cost per available seat mile (unit cost) to approximately 7.5 cents by the June 1997 quarter. Delta has established interim unit cost goals of 8.6 cents by the June 1995 quarter and 8.0 cents by the June 1996 quarter. These unit cost goals reflect the phase-in of the approximately $2 billion in targeted cost savings, exclude restructuring and other nonrecurring charges, and assume other costs and operating capacity remain at calendar 1993 levels. To the extent that other costs increase, the Company will seek additional cost reductions to achieve its goals.

     Delta considered, but rejected, creating a separate low-fare airline to compete on high-density routes in favor of a more comprehensive effort to substantially reduce costs and improve productivity throughout its system. However, in the event Delta is not able to reach its cost reduction goal, the Company is exploring an alternate business plan to provide service in certain markets through a joint venture with one or more third parties.

     The Leadership 7.5 program includes planned workforce reductions of 12,000 to 15,000 jobs. The Company is offering voluntary early retirement incentives, leaves of absence and severance programs, but furloughs of personnel will also be necessary to achieve these reductions.

     Delta has established 11 internal teams to develop plans to reach its Leadership 7.5 cost reduction goals.

                             Leadership 7.5 Teams

                                                  Cost Reduction
                                                      Target
Team                                                (Millions)
- ----                                              ---------------
Marketing....................................     $     400
Flying Operations............................         320-340
On-Board Services............................           310
Personnel....................................         200-300
Technical Support............................         175-280
Airport Operations...........................         175-250
Administrative Support.......................           150
Other Flying Operations......................          50-80
Fleet and Network Reconfiguration............          25-150
Product/Service..............................            *
Joint Venture................................            *
                                                  ------------
Total........................................     $1,805-2,260


*Support Team; no savings target

     The teams are scheduled to finalize their plans by September 15, 1994. However, a number of cost reduction initiatives have already begun. Actions expected to result in over $500 million in annual cost savings have been implemented or are scheduled for implementation, including:

     *Outsourcing of certain non-passenger contact functions and changes in staffing formulas in Airport Customer Service, resulting in the reduction of 4,500 full-time jobs.

     *Reengineering of processes in Technical Operations, resulting in the elimination of 2,500 jobs as well as reductions in inventory levels.

     *Adjusting service levels on certain flights and improving flight attendant productivity through staffing changes.

     *Beginning a point-of-service employee medical plan.

     *Implementing the planned phase-out of the Airbus A310 fleet.

     The support and participation of the Air Line Pilots Association (ALPA), which represents Delta pilots, is critical to the success of Leadership 7.5. The Company is seeking $320-340 million in annual productivity improvements and wage and benefit reductions from ALPA in connection with contract negotiations expected to commence in November 1994. The contract becomes amendable in January 1995.

     Delta's cost reduction and unit cost goals are aggressive, and no assurance can be given that Delta will achieve these goals.

"We also made progress in fiscal 1994 on the very serious need to make our transatlantic routes profitable."

International Operations

     Transatlantic operating results, while unprofitable, improved significantly from the previous year. Transatlantic revenue continued to be negatively affected by weak economies in much of Europe and by discount fares in most of the markets Delta serves. In addition, many of the costs associated with international operations continued to escalate. Because of these factors, Delta initiated a detailed analysis of its transatlantic operations to improve performance on these routes.

     During fiscal 1994, Delta improved the efficiency of its New York-Kennedy operation by adding domestic flights and reducing connecting times to international flight departures. In addition, the Company began code-sharing agreements with Sabena between New York-Kennedy and Brussels, with Malev Hungarian Airlines between New York-Kennedy and Budapest, and with Austrian Airlines between New York-Kennedy and Vienna.

     Delta also announced a code-sharing agreement with Virgin Atlantic Airways on its flights from Los Angeles, Miami, New York-Kennedy, Newark and San Francisco to London-Heathrow airport, and from Boston and Orlando to London-Gatwick airport. The agreement is subject to U.S. Department of Transportation approval.

     Other transatlantic route reconfiguration activities included discontinuation of service in several unprofitable markets. During fiscal 1994, Delta cancelled service from San Francisco to Frankfurt and announced the suspension of service, effective September 1994, from Cincinnati to Munich, Miami to London, and New York-Kennedy to Oslo and Stockholm.

     Delta also implemented a number of initiatives to strengthen customer service, sales and marketing efforts. These initiatives include development of specific sales performance targets, a marketing plan to target key accounts, and an enhanced automation system. In addition, the Company implemented operational initiatives to reduce costs or increase productivity, including outsourcing in-flight duty-free services, closing the Frankfurt distribution center, rebidding European catering contracts, insourcing ground handling services at New York-Kennedy and increasing self-handling of ground services at Frankfurt.

     Delta expects future transatlantic financial results to improve through further actions resulting from the transatlantic study, additional schedule changes to adjust for seasonal demand, and continued emphasis on revenue enhancement and cost reduction.

"Part of our international strategy is to use code-sharing with other quality air carriers to support Delta's international service."

Bilateral Agreements and Code-Sharing

     Delta's ability to provide certain international service is governed by bilateral agreements between the United States and the foreign countries involved. Recent financial hardships experienced by the industry have led a number of foreign governments to seek amended bilateral agreements restricting the operational flexibility of U.S. carriers.

     Delta continues to advocate bilateral agreements that allow foreign carriers open access into and beyond the U.S. in exchange for similar rights for U.S. carriers abroad. However, with protectionist sentiment running high in a number of countries, U.S. Government negotiators have been forced to accept operating restrictions in order to avoid renunciations of existing bilateral agreements. Delta will continue to advocate a more open, market-oriented operating environment.

     A key factor affecting a number of U.S.-foreign country bilateral relations is the practice of code-sharing. Code-sharing is the application of one airline's code on another carrier's flight. In a blocked-space, code-sharing agreement, the non-operating carrier purchases seats from the operating carrier, and each carrier separately markets its respective seats on the flight. Both carriers must have underlying route authority. Code-sharing enables airlines to use their resources efficiently, provides passengers with a convenient means of travel to an increased range of destinations and enhances competition.

     As Delta allocates its resources to markets with the most profit potential, the Company is increasing its use of code-sharing to gain or maintain access to international markets. Delta's goal is to serve its customers while increasing efficiency and expanding market presence by developing a network of mutually beneficial code-sharing alliances.

     During fiscal 1994, Delta began a number of code-sharing arrangements, including the transatlantic agreements previously discussed. In addition, the Company began a code-sharing arrangement with Varig Brazilian Airlines on its flights from Atlanta, Los Angeles, Miami and New York-Kennedy to Rio de Janeiro and Sao Paulo; and announced a code-sharing agreement with Aeromexico on its flights from Dallas/Ft. Worth to Mexico City, on Delta flights from Atlanta to Monterrey, and on both carriers' flights from Atlanta to Mexico City beginning September 1994.

     Delta will continue to seek code-sharing alliances with quality international airlines as a cost-effective means of expanding its global presence.

"We continued to simplify our fleet and refine our fleet plan."

Aircraft Fleet

     During fiscal 1994, Delta made revisions to its aircraft fleet and fleet plan to strengthen its financial position, and to continue a fleet simplification program begun in fiscal 1992.

                                Aircraft Fleet
                               At June 30, 1994

                           Average Age
                           of Aircraft
Type of Aircraft           Type (Years)    Owned    Leased    Total
- ----------------           ------------    -----    ------    -----
A310-200                       9.5            3         1         4
A310-300                       0.7           --         9         9
B-727-200                     17.2          106        32       138
B-737-200                      9.8            1        57        58
B-737-300                      7.4            2        13        15
B-757-200                      5.5           43        41        84
B-767-200                     11.1           15        --        15
B-767-300                      5.1            2        24        26
B-767-300ER                    2.7            7         7        14
L-1011-1                      17.3           32        --        32
L-1011-200                    16.0            1        --         1
L-1011-250                    11.7            6        --         6
L-1011-500                    13.4           17        --        17
MD-11                          1.4            4         7        11
MD-88                          4.0           63        57       120
                             -----        -----     -----     -----
    Total                      9.6          302       248       550
                             =====        =====     =====     =====

     During fiscal 1994, Delta accepted delivery of 19 new aircraft, including 8 A310-300 aircraft, 2 B-737-300 aircraft, 1 B-767-300 aircraft, 4 MD-11 aircraft and 4 MD-88 aircraft.

     Also during fiscal 1994, Delta returned to lessors 3 A310-200 aircraft, 14 A310-300 aircraft, 11 B-727-200 aircraft and 2 MD-11 aircraft, and sold 3 B-737-300 aircraft. These aircraft retirements were part of Delta's continuing fleet simplification program. Delta also announced plans to phase out its entire A310 fleet by the end of calendar 1995. Delta intends to continue its fleet simplification program as part of the Leadership 7.5 program.

     Consistent with Delta's efforts to strengthen its financial position, the Company continued to reduce capital spending plans during fiscal 1994 by deferring delivery of 37 aircraft on firm order that were scheduled for delivery in fiscal 1995 and 1996, to fiscal years after fiscal 1996. These deferrals reduced previously planned aircraft capital expenditures by approximately $1 billion through fiscal 1996. As a result of these deferrals and changes to the fleet plan announced in fiscal 1993 and 1992, Delta will take delivery of only eight aircraft in each of the next two fiscal years.

     In spite of reductions in new aircraft deliveries, Delta maintains one of the youngest aircraft fleets of the major U.S. airlines. At June 30, 1994, the average age of Delta's fleet was 9.6 years. The Company expects the average age of the fleet will increase modestly over the next several years.

                          Aircraft Delivery Schedule
                    Aircraft on Firm Order at July 31, 1994


                                       Delivery in Year Ending June 30:
                               ------------------------------------------------
                                                                   After
Orders:                        1995   1996   1997    1998   1999   1999   Total
- -------                        ----   ----   ----    ----   ----   ----   -----
B-737-300..............          --     --      6       6      5     35      52
B-757-200..............           1      1      2       2     --     --       6
B-767-300..............           1      1     --      --     --     --       2
B-767-300ER............          --      1      4      --     --     --       5
MD-11..................          --     --      2       2     --     --       4
MD-90..................           6      5     16      20      8     --      55
                               ----   ----   ----    ----   ----   ----   -----
   Total...............           8      8     30      30     13     35     124


     The aircraft orders include 22 B-737-300 aircraft and 24 MD-90 aircraft scheduled for delivery after fiscal 2001 and fiscal 1996, respectively, that are subject to reconfirmation by Delta. In addition, the B-737-300 aircraft orders may be converted to B-737-400 or B-737-500 aircraft orders at Delta's election, and 4 B-767-300ER aircraft orders may be converted to B-767-300 aircraft orders, also at Delta's election.

     Delta's aircraft on option provide the Company with the flexibility to adjust aircraft deliveries. During fiscal 1994, Delta allowed 19 aircraft options to expire.

                          Aircraft Delivery Schedule
                      Aircraft on Option at July 31, 1994

                                    Delivery in Year Ending June 30:
                               ------------------------------------------
                                                              After
Options:                       1995  1996  1997   1998  1999  1999  Total
- --------                       ----  ----  ----   ----  ----  ----  -----
B-737-300..............          --    --    --      2     6    48     56
B-757-200..............          --    --     1      3     5    28     37
B-767-300ER............          --    --     1      5     4    --     10
MD-11..................          --    --     5      5     5    12     27
MD-88..................          --    --    15     15    15    --     45
MD-90..................          --    --    --     --     9    41     50
- --------                       ----  ----  ----   ----  ----  ----  -----
    Total                        --    --    22     30    44   129    225


     The MD-88 aircraft options may be converted to MD-90 aircraft orders, the B-737-300 aircraft options may be converted to B-737-400 or B-737-500 aircraft orders, and the B-767-300ER aircraft options may be converted to B-767-300 aircraft orders, all at Delta's election.

                               FINANCIAL REVIEW

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Results of Operations--
Fiscal 1994 Compared with Fiscal 1993

     For fiscal 1994, Delta recorded a net loss of $409 million ($10.32 primary and fully diluted loss per common share after preferred stock dividend requirements) and an operating loss of $447 million. In fiscal 1993, Delta recorded a net loss of $1.0 billion ($22.32 primary and fully diluted loss per common share after preferred stock dividend requirements) and an operating loss of $575 million.

     The results for fiscal 1994 and 1993 were affected by, among other factors, certain nonrecurring charges, increased price competition, weak economies in a number of international regions and certain changes in accounting estimates.


Primary Earnings (Loss)
Per Common Share*
In dollars
(Graphic material omitted)
Fiscal Year    1985                   $   6.50
               1986                       1.18
               1987                       5.90
               1988                       6.30
               1989                       9.37
               1990                       5.79
               1991                      (7.73)
               1992                     (10.60)
               1993                      (9.49)
               1994                      (3.73)


*Excludes restructuring changes and cumulative effect of accounting changes

     Fiscal 1994 results include pretax restructuring charges totaling $526 million ($331 million after tax, or $6.59 per common share) related to an early retirement program under which approximately 1,500 employees elected to retire, effective November 1, 1993, and the Company's Leadership 7.5 program.

     Fiscal 1993 results include an $82 million pretax fleet restructuring charge ($52 million after tax, or $1.05 per common share), reflecting nonrecurring costs associated with the retirement of 21 A310 aircraft. Fiscal 1993 results were also affected by Delta's adoption effective July 1, 1992, of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which resulted in an aggregate $587 million after-tax charge ($11.78 per common share). See Notes 12 and 10, respectively, of Notes to Consolidated Financial Statements.

     Excluding restructuring charges and the cumulative effect of accounting changes, the net loss for fiscal 1994 was $77 million ($3.73 primary and fully diluted loss per common share after preferred stock dividend requirements), and operating income was $79 million, compared to a net loss of $363 million ($9.49 primary and fully diluted loss per common share after preferred stock dividend requirements) and an operating loss of $493 million in fiscal 1993.

     Fiscal 1994 results were negatively impacted by discount fare promotions in domestic and international markets, and the increasing presence of low-cost, low-fare carriers in many of the domestic markets served by Delta, which resulted in a 1% decrease in the passenger mile yield from fiscal 1993.

     Fiscal 1993 results were negatively affected by a change in the airline industry's domestic fare structure for most of the year, which reduced the number of fare levels and generally lowered fares, a half-off sale promotion during the September 1992 quarter, and discount fare promotions in domestic and international markets. These fare initiatives contributed to a 3% decline in the passenger mile yield from fiscal 1992.

     Delta expects that price competition is likely to continue in domestic and international markets. If fare reductions are not offset by increases in traffic or changes in the mix of traffic that improve the passenger mile yield, Delta's operating results will be negatively affected.

     In fiscal 1994 and 1993, transatlantic and intra-European operations accounted for 20% and 19%, respectively, of the Company's system available seat miles and 78% and 77%, respectively, of international available seat miles. Generally weak economies in much of Europe, and particularly in Germany where Delta operates a hub in Frankfurt, negatively affected international revenues for fiscal 1994 and 1993.

     Effective April 1, 1993, Delta revised its depreciation policy by increasing the estimated useful lives of substantially all of its flight equipment from 15 to 20 years and reducing residual values from 10% to 5% of cost. Also effective April 1, 1993, Delta increased from 9% to 10% its assumption regarding the expected annual return on plan assets associated with defined benefit pension plans. (See Notes 1 and 12, respectively, of Notes to Consolidated Financial Statements.) Results for fiscal 1994 include a full-year benefit from these changes, versus a three-month benefit for fiscal 1993.

     The following table summarizes Delta's financial results for fiscal 1994 and 1993:

                                                                      Percent
                                          1994           1993         Change
                                        -------        --------      --------
                                          (In Millions, Except
                                             Share Amounts)
Operating Revenues.................     $12,359         $11,997       +   3%
Operating Expenses.................      12,806          12,572       +   2
                                        -------         -------       ------
Operating Loss.....................        (447)           (575)      -  22
Other Expense, Net.................        (213)            (76)         *
                                        -------         -------       ------
Loss Before Income Taxes and
  Cumulative Effect of
  Accounting Changes...............        (660)           (651)      +   1
Income Tax Benefit.................         251             236       +   6
                                        -------         -------       ------
Net Loss Before Cumulative Effect
  of Accounting Changes............        (409)           (415)      -   1
Cumulative Effect of Accounting
  Changes..........................          --            (587)         --
                                        -------         -------       ------
Net Loss...........................        (409)         (1,002)      -  59
Preferred Stock Dividends..........        (110)           (110)         --
                                        -------         -------       ------
Net Loss Attributable to
  Common Stockholders..............     $  (519)        $(1,112)      -  53%
                                        =======         =======       ======
Primary and Fully Diluted Per
  Share Amounts:
    Loss Before Cumulative Effect
      of Accounting Changes........     $(10.32)        $(10.54)      -   2%
    Cumulative Effect of
      Accounting Changes...........          --          (11.78)         --
                                        -------         -------      -------
    Net Loss Per Common Share......     $(10.32)        $(22.32)      -  54%
                                        =======         =======       ======
Number of Shares Used to Compute
  Net Loss Per Share Amounts.......  50,257,721      49,836,959       +   1%


*Exceeds 100%

OPERATING REVENUES

     Operating revenues for fiscal 1994 were $12.4 billion, up 3% from $12.0 billion in fiscal 1993. The following table compares operating revenues by major category for fiscal 1994 and 1993:


                                                       Percent
                              1994           1993      Change
                            -------         -------    -------
                                (In Millions)
Passenger...............    $11,316         $11,075      + 2%
Cargo...................        769             698      +10
Other, Net..............        274             224      +22
                            -------         -------    -------
    Total...............    $12,359         $11,997      + 3%
                            =======         =======    =======

     Passenger revenue in fiscal 1994 increased 2% to $11.3 billion, the result of 3% growth in revenue passenger miles partly offset by a 1% decline in the passenger mile yield to 13.28 cents. Domestic revenue passenger miles increased 1% and the domestic passenger mile yield declined less than 1%, primarily due to discount fare promotions and the growing presence of low-cost, low-fare carriers in many markets served by Delta. International revenue passenger miles grew 10% and the international passenger mile yield declined 3%, largely the result of discount fares and other promotional programs. During fiscal 1994, domestic operating capacity declined 2% and international operating capacity rose 4%, compared to fiscal 1993.



Revenue Per
Available Seat Mile
In cents
(Graphic material omitted)

Fiscal Year          Passenger           Total
- -----------          ---------           -----
1985                    8.48              9.07
1986                    7.75              8.36
1987                    7.13              7.71
1988                    7.51              8.06
1989                    8.35              8.91
1990                    8.34              8.90
1991                    8.21              8.79
1992                    8.22              8.80
1993                    8.37              9.07
1994                    8.59              9.38


     Cargo revenues increased 10% to $769 million in fiscal 1994. Cargo ton miles increased 10%, primarily due to Delta's international expansion, and the ton mile yield rose less than 1%.


1994 Distribution of Operating Revenues
(Graphic material omitted)

Domestic Passenger                  72%
International Passenger             20%
Cargo                                6%
Other                                2%


     All other revenues were up 22% to $274 million, mainly due to increased revenue from joint marketing programs and fees collected for passenger ticket changes.

     The following table compares revenue-related statistics for fiscal 1994 and 1993:


Revenue Statistics             1994     1993    Change
- ------------------            ------   ------   ------
Revenue Passenger
  Miles (Millions).........   85,206   82,406      + 3%
Revenue Passengers
  Enplaned (Thousands).....   87,399   85,085      + 3%
Passenger Load Factor......    64.66%   62.30%     +2.36 pts.
Passenger Mile Yield.......    13.28c   13.44c     - 1%
Operating Revenue Per
  Available Seat Mile......     9.38c    9.07c     + 3%
Cargo Ton Miles (Millions).    1,384    1,257      +10%
Cargo Ton Mile Yield.......    55.59c   55.47c      --


Operating Expenses

     Operating expenses in fiscal 1994 totaled $12.8 billion, up 2% from $12.6 billion in fiscal 1993. Operating capacity decreased less than 1% to 131.8 billion available seat miles. The cost per available seat mile increased 2% to
9.72 cents. Excluding restructuring charges in both periods, operating expenses totaled $12.3 billion in fiscal 1994, down 2% from $12.5 billion in fiscal 1993, and the cost per available seat mile decreased 1% to 9.32 cents.

     The following table compares operating expenses by major category for fiscal 1994 and 1993:

                                                    Percent
                                   1994     1993    Change
                                  -------  -------  -------
                                    (In Millions)
Salaries and Related
  Costs.........................  $ 4,589  $ 4,798     - 4%
Aircraft Fuel...................    1,411    1,592     -11
Passenger Commissions...........    1,318    1,250     + 5
Aircraft Rent...................      732      729      --
Depreciation and Amortization...      678      735     - 8
Passenger Service...............      530      549     - 3
Aircraft Maintenance
  Materials and Outside
  Repairs.......................      418      465     -10
Facilities and Other Rent.......      380      356     + 7
Landing Fees....................      261      262      --
Restructuring Charges...........      526       82      *
Other...........................    1,963    1,754     +12
                                  -------  -------    -----
    Total                         $12,806  $12,572     + 2%
                                  =======  =======    =====

*Exceeds 100%

     Salaries and related expenses decreased 4% to $4.6 billion, the result of lower employee benefits expenses, a 3% reduction in the number of employees, primarily due to an early retirement program accepted by approximately 1,500 employees effective November 1, 1993, and a 5% pay cut for domestic non-contract personnel effective February 1, 1993. Aircraft fuel expense decreased 11% to $1.4 billion, as fuel gallons consumed increased 1% and the average price per fuel gallon decreased 12% to 55.34 cents, Delta's lowest average price per fuel gallon for any fiscal year since 1989.


1994 Operating Expenses*
As a percent of total operating expenses
(Graphic material omitted)

Salaries and Related                                    37%
Aircraft Fuel                                           12%
Passenger Commissions                                   11%
Rentals and Landing Fees                                11%
Depreciation and Amortization                            6%
Passenger Service                                        4%
Aircraft Maintenance Materials and Outside Repairs       3%
Other Costs                                             16%


* Excludes restructuring charges

     Passenger commissions rose 5%, mainly the result of growth in international passenger revenue and higher commission rates. Aircraft rent expense increased less than 1%.

     Depreciation and amortization expense decreased 8% in fiscal 1994, primarily due to a change in the Company's depreciation policy previously discussed.

     Passenger service expense decreased 3%, reflecting continued cost reduction programs, partially offset by 3% growth in passenger traffic. Aircraft maintenance materials and outside repairs expense decreased 10%, primarily attributable to lower outside repairs expense for both airframes and engines and lower airframe material usage.

Cost Per Available Seat Mile*
In cents
(Graphic material omitted)


                  Excluding
Fiscal Year       Fuel       Total
- -----------       ---------  -----


1985                6.63      8.36
1986                6.80      8.30
1987                6.15      7.12
1988                6.33      7.48
1989                7.08      8.17
1990                7.18      8.46
1991                7.69      9.22
1992                8.15      9.35
1993                8.24      9.44
1994                8.25      9.32


*Excludes restructuring charges

     Facilities and other rent expenses increased 7%, the result of new passenger and maintenance facilities and increased rental rates in certain domestic hub locations. Landing fees decreased less than 1%, as certain rate adjustments offset systemwide rate increases.

     Fiscal 1994 operating expenses included a $112 million restructuring charge for costs associated with an early retirement program under which approximately 1,500 employees elected to retire effective November 1, 1993, and a $414 million restructuring charge related to the Leadership 7.5 program, which includes costs associated with workforce reductions, reductions in inventory levels, facility closings and route terminations.

     Fiscal 1993 operating expenses included an $82 million fleet restructuring charge, which included $28 million for costs of maintenance required prior to returning 18 leased A310 aircraft to lessors; a $20 million write-off of aircraft leasehold improvements on nine of the aircraft; a $30 million write-down of three owned A310-200 aircraft and certain A310 spare parts to reflect current market value; and $4 million related to pilot furloughs.

     Cash payments for the fiscal 1994 restructuring charges will approximate $473 million, of which $392 million is associated with workforce reductions and represents future funding of pension and postretirement benefits that will occur over many periods. The remaining $81 million represents costs for severence payments and lease termination fees for aircraft and facilities, which are expected to be substantially complete by fiscal 1996. Cash payments associated with the fiscal 1993 restructuring charge were completed in fiscal 1994 and totaled $28 million. See Note 14 of Notes to Consolidated Financial Statements.

     All other operating expenses for fiscal 1994 increased 12%, largely due to growth in traffic and international operations. Cargo commissions increased 25%, reflecting traffic growth and higher commission rates in international markets. Booking fee payments to computer reservations systems increased 22%, primarily due to increased passenger traffic. Insurance expense grew 42%, a result of industry-wide premium increases. The Company also recorded a $14 million one-time charge in fiscal 1994 related to Frequent Flyer program changes.

     The following table compares significant operating statistics for fiscal 1994 and 1993:


Operating Statistics                              1994      1993      Change
- --------------------                            -------   -------   -----------
Available Seat Miles (Millions)...............  131,780   132,282      --
Available Ton Miles (Millions)................   18,302    18,182     + 1%
Fuel Gallons
  Consumed (Millions).........................    2,550     2,529     + 1%
Average Fuel Price Per Gallon.................    55.34c    62.95c    -12%
Passenger Load Factor.........................    64.66%    62.30%    +2.36 pts.
Breakeven Passenger Load Factor:
  Including Restructuring
   Charges.....................................   67.21%    65.53%    +1.68 pts.
Excluding Restructuring
  Charges.....................................    64.21%    65.07%    -0.86 pts.
Cost Per Available Seat Mile:
  Including Restructuring
   Charges.....................................    9.72c     9.50c    + 2%
Excluding Restructuring
  Charges.....................................     9.32c     9.44c    - 1%


     See page 4 for information regarding Leadership 7.5, a three-year plan introduced during fiscal 1994, with the goal of reducing annual operating expenses by approximately $2 billion by the end of the June 1997 quarter.

Other Income and Expenses

     Nonoperating expense for fiscal 1994 totaled $213 million, compared to $76 million in fiscal 1993. Interest expense rose 27% to $304 million, principally due to a full year's interest incurred on debt issued in fiscal 1993. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities totaled $33 million, down 46% from fiscal 1993, resulting from a decline in the average balance of advance payments for aircraft. The average monthly balance of such advance payments was $301 million in fiscal 1994, compared to $587 million in fiscal 1993. Interest income for fiscal 1994 totaled $57 million, up from $22 million in fiscal 1993, primarily due to a higher average level of short-term investments. Gains from the disposition of flight equipment totaled $2 million in fiscal 1994, compared to $65 million in fiscal 1993, which included the sale of 18 DC-9-32 aircraft. Miscellaneous expense was $1 million in fiscal 1994, compared to miscellaneous income of $14 million in fiscal 1993, primarily due to costs associated with the sale of certain accounts receivables and the letter of credit used to credit enhance the Guaranteed Serial ESOP Notes (see Notes 4 and 5, respectively, of Notes to Consolidated Financial Statements).

Tax Provision

     The $660 million pretax loss for fiscal 1994 was reduced by an income tax benefit of $250 million and by the amortization of $1 million of investment tax credits.

RESULTS OF OPERATIONS-
FISCAL 1993 COMPARED WITH FISCAL 1992

     For fiscal 1993, Delta recorded a net loss of $1.0 billion ($22.32 primary and fully diluted loss per common share after preferred stock dividend requirements) and an operating loss of $575 million. Excluding the $82 million fleet restructuring charge and the cumulative effect of the adoption of SFAS 106 and SFAS 109 previously discussed, the net loss was $363 million ($9.49 primary and fully diluted loss per common share after preferred stock dividend requirements), and the operating loss was $493 million. In fiscal 1992, Delta recorded a net loss of $506 million ($10.60 primary and fully diluted loss per common share after preferred stock dividend requirements) and an operating loss of $675 million.

Operating Revenues

     Operating revenues for fiscal 1993 were $12.0 billion, up 11% from $10.8 billion in fiscal 1992. Passenger revenue in fiscal 1993 increased 9% to $11.1 billion, the result of 13% growth in revenue passenger miles offset by a 3% decline in the passenger mile yield to 13.44 cents. Delta's traffic growth in fiscal 1993 primarily resulted from route expansion and discount fare promotions in domestic and international markets, as domestic revenue passenger miles increased 8% and international revenue passenger miles grew 35%. International traffic growth also reflected Delta's operation of the international routes acquired from Pan Am on November 1, 1991, for the entire 1993 fiscal year compared to eight months of operation during fiscal 1992.

     The domestic passenger mile yield for fiscal 1993 decreased 2% and the international passenger mile yield fell 3%. Declines in passenger mile yield were primarily due to widespread domestic and international discount fares.

     Cargo revenues increased 19% to $698 million in fiscal 1993. Cargo ton miles grew 16%, primarily due to international expansion, and the cargo ton mile yield increased 3%.

     All other revenues were up 67% to $224 million, mainly due to fees collected for passenger ticket changes and additional revenue related to certain marketing programs.

Operating Expenses

     Operating expenses in fiscal 1993 totaled $12.6 billion, up 9% from $11.5 billion in fiscal 1992. Operating capacity grew 7% to 132.3 billion available seat miles. The cost per available seat mile increased 2% to 9.50 cents. Excluding the $82 million fleet restructuring charge, the cost per available seat mile increased 1% to 9.44 cents.

     Salaries and related expenses grew 8% to $4.8 billion, the result of higher payroll overhead costs, a 1% increase in the average level of employment, and a $129 million increase in operating expenses related to the Company's adoption of SFAS 106, partly offset by a 5% wage reduction for domestic noncontract personnel effective February 1, 1993, which reduced salaries expense by $51 million, and a $13 million benefit from the change in accounting estimate related to pension expense. While the average level of employment increased 1% in fiscal 1993, the Company's efforts to reduce staffing resulted in a 6% decrease in active employees at June 30, 1993, compared to June 30, 1992.

     Aircraft fuel expense increased 7% to $1.6 billion, as fuel gallons consumed increased 6% and the average fuel cost per gallon increased 1% to
62.95 cents.

     Passenger commissions rose 8%, principally due to 25% of total passenger traffic traveling in international markets in fiscal 1993, compared to 21% in fiscal 1992. International commission rates are generally significantly higher than domestic rates.

     Depreciation and amortization expense in fiscal 1993 rose 16%, primarily from the addition of owned flight and ground equipment, as well as the November 1, 1991, acquisition of international route authorities from Pan Am. Depreciation expense was partially offset by a $34 million reduction related to the change in depreciation policy previously discussed.

     Aircraft rent expense increased 13% during fiscal 1993, reflecting additional leased aircraft in the fleet.

     Passenger service expense increased 5%, the result of traffic growth and increased catering costs related to a larger international operation, partially offset by lower food costs associated with new menus and other cost control efforts.

     Aircraft maintenance materials and outside repairs expense increased 4%, primarily due to the addition of new and used aircraft to the fleet, increased engine repairs expense, and a higher level of aircraft maintenance contracted outside the Company.

     Facilities and other rent expenses remained unchanged due to lower rental rates from the renegotiation of certain leases, the consolidation of certain city ticket offices and other cost reduction programs, offset by increases related to growth in operations and various rate increases.

     Landing fees rose 17%, primarily the result of rate increases and growth in international operations, where rates are generally substantially higher than domestic operations.

     All other operating expenses for fiscal 1993 increased 9%, primarily the result of growth in traffic and capacity, particularly in international markets. Cargo commissions increased 60%, reflecting 19% growth in cargo revenues and an increase in commission rates in international markets. Outside services expense grew 13%, primarily due to increased outsourcing of certain ground services and a higher level of international departures. Bad debt expense decreased 28%, largely reflecting higher expenses in fiscal 1992 related to Delta's participation in Pan Am's failed reorganization and weaker financial positions of several competitors. Credit card service charges increased 9%, due to growth in passenger revenue and an increase in the number of tickets purchased with credit cards. Advertising and promotion expenses decreased 17%, primarily the result of cost control programs implemented during fiscal 1993 and higher levels of promotion expense during fiscal 1992 to support Delta's inauguration of service on domestic routes and the international routes purchased from Pan Am.

Other Income and Expenses

     Nonoperating expense for fiscal 1993 totaled $76 million, compared to $111 million in fiscal 1992. Interest expense rose 8% to $239 million, principally due to an increased level of outstanding debt. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities totaled $62 million, down 11% from fiscal 1992, primarily due to lower advance deposits for flight equipment, reductions in aircraft deliveries and a decline in interest rates. The average monthly balance of such advance payments was $587 million in fiscal 1993, compared to $757 million in fiscal 1992. Gains from the disposition of flight equipment totaled $65 million in fiscal 1993, reflecting the sale of 18 DC-9-32 aircraft, compared to $35 million in fiscal 1992, which included the sale of eight DC-9-32 aircraft. Interest income decreased $4 million and miscellaneous income declined $8 million, primarily due to the settlement of certain litigation. Fiscal 1992 results included $43 million of nonoperating expenses included in a $50 million write-off related to Delta's participation in Pan Am's failed reorganization.

Tax Provision

     The $651 million pretax loss for fiscal 1993 was reduced by an income tax benefit of $234 million and by the amortization of $2 million of investment tax credits.

CAPITALIZATION, FINANCING AND LIQUIDITY -- FISCAL YEAR 1994

     Cash and cash equivalents and short-term investments totaled $1.7 billion at June 30, 1994, compared to $1.2 billion at June 30, 1993. The principal sources of funds during fiscal 1994 were $1.3 billion of cash from operations, which includes $300 million from the sale of certain receivables (see Note 4 of Notes to Consolidated Financial Statements); $748 million proceeds from aircraft sale and leaseback transactions; $226 million of long-term borrowings; and $103 million from the sale of flight equipment.

     During fiscal 1994, Delta invested $1.0 billion in flight equipment, net of advance payment refunds of $94 million, and $173 million in ground property and equipment. The Company also made payments of $547 million on long-term debt and capital lease obligations, and paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock. Subsequent to June 30, 1994, the Company repurchased $202 million of its long-term debt.

     As of June 30, 1994, the Company had negative working capital of $313 million, compared to negative working capital of $197 million at June 30, 1993. A negative working capital position is normal for Delta and does not indicate a lack of liquidity. The Company expects to meet its current obligations as they become due through available cash and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. At August 12, 1994, the Company also had a total of $866 million of credit available under its bank credit agreements, subject to compliance with certain conditions.

     Long-term debt and capital lease obligations, including current maturities, totaled $3.5 billion at June 30, 1994, compared to $3.8 billion at June 30, 1993. Stockholders' equity was $1.5 billion at June 30, 1994, compared to $1.9 billion at June 30, 1993. The Company's debt-to-equity position, including current maturities, was 70% debt and 30% equity at June 30, 1994, compared to 66% debt and 34% equity at June 30, 1993.

Capital Expenditures
In millions of dollars
(Graphic material omitted)


               Flight (Includes
Fiscal Year    Leased Aircraft)     Ground          Total
- -----------    ----------------     ------          -----

   1985              530             152              682
   1986              504              98              602
   1987            1,133              92            1,225
   1988            1,184             146            1,330
   1989            1,205             276            1,481
   1990            1,425             265            1,690
   1991            1,875             269            2,144
   1992            2,164             317            2,481
   1993            1,221             192            1,413
   1994            1,032             173            1,205


     At August 12, 1994, there was outstanding $421 million principal amount of Guaranteed Serial ESOP Notes (ESOP Notes) guaranteed by Delta. The terms of the ESOP Notes require Delta to purchase the ESOP Notes at the option of the holders thereof if the credit rating of Delta's long-term senior unsecured debt falls below certain levels (Purchase Event), unless Delta obtains within a specified period of a Purchase Event certain credit enhancements (Approved Credit Enhancement) that result in the ESOP Notes being rated A3 or higher by Moody's and A- or higher by S&P (Required Ratings). As a result of Moody's rating action on May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993, any ESOP Notes properly tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit under its 1992 Bank Credit Agreement which, as of August 12, 1994, was in the face amount of $634 million. Due to the issuance of the letter of credit, the ESOP Notes received the Required Ratings. Accordingly, Delta no longer has an obligation to purchase ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993. There can be no assurance that Delta will not be required to purchase the ESOP Notes at a later date. See Note 5 of Notes to Consolidated Financial Statements.

Invested Capital
In millions of dollars
(Graphic material omitted)

                               Long-Term Debt
Fiscal        Stockholders'    and Capital
Year             Equity        Leases                Total
- ------        -------------    --------------        -----


1985              1,287             535              1,822
1986              1,302             869              2,171
1987              1,938           1,018              2,956
1988              2,209             729              2,938
1989              2,620             703              3,323
1990              2,596           1,315              3,911
1991              2,457           2,059              4,516
1992              1,894           2,833              4,727
1993              1,913           3,716              5,629
1994              1,467           3,228              4,695


Commitments

     Future expenditures for aircraft and engines on firm order as of July 31, 1994, are estimated to be $3.2 billion, excluding aircraft orders subject to reconfirmation. The Company expects to finance these commitments using available cash, internally generated funds, debt financings, and proceeds from sale and leaseback transactions. See Note 2 of Notes to Consolidated Financial Statements. Also, see Note 6 of Notes to Consolidated Financial Statements for information on the Company's lease commitments.

Deferred Tax Asset

     At June 30, 1994, Delta had net cumulative deferred tax assets of $896 million. The net cumulative deferred tax assets consist of $2.1 billion of deferred tax assets, offset by $1.2 billion of deferred tax liabilities. Included in the deferred tax assets are, among other items, $564 million related to obligations for postretirement benefits, $185 million related to alternative minimum tax (AMT) credit carryforwards and $237 million of net operating loss
(NOL) carryforwards. The AMT credit carryforwards do not expire; the NOL carryforwards will generally expire in 2008 and 2009 if not utilized prior to that time.

     Management believes that a significant portion of the deferred tax assets will be realized through reversals of existing taxable temporary differences with similar reversal patterns. To realize the benefits of the remaining deferred tax assets, excluding AMT credits, Delta needs to generate approximately $1.9 billion in future taxable income. Based on the expectations for future taxable income, the extended period over which postretirement benefits will be recognized, and the fact that AMT credits do not expire, management believes that it is more likely than not that the deferred tax assets will be realized.

     Although Delta has experienced book and tax losses in the past four fiscal years, the Company reported book income in all other fiscal years since 1947, with the exception of fiscal 1983. Following is a summary of Delta's pretax book income (loss) and taxable income (loss) for the last five fiscal years, prior to NOL carrybacks:

                                   1994    1993    1992    1991    1990
                                  -----   -----   -----   -----   -----
                                              (In Millions)
Pretax Book
  Income (Loss)................   $(660)  $(651)  $(786)  $(500)  $468
Taxable Income (Loss)..........   $(411)  $(580)  $(568)  $(204)  $411


     The Company's losses in the past four years reflect numerous factors, many of which were beyond management's control, including, in recent years, weak economies in a number of regions worldwide and the effects of many discount fare promotions initiated by other airlines and matched by Delta for competitive reasons; the Middle East crisis during fiscal 1991; an uneconomic fare structure implemented by another airline late in fiscal 1992, which spurred a half-off fare sale in fiscal 1993, both of which Delta matched; and most recently, the growing presence of low-cost, low-fare carriers in many of the domestic markets served by Delta.

     Management believes it has taken and is taking appropriate action to improve the Company's financial performance through a number of initiatives, many of which are discussed throughout this report, including the implementation of Leadership 7.5, a three-year plan introduced during fiscal 1994 with the goal of reducing annual operating expenses by approximately $2 billion by the end of the June 1997 quarter.

     Prior to the implementation of Leadership 7.5, the Company took a number of steps to improve its financial performance, including:

     * Completion of the Profit Improvement Program, which improved the Company's operating results by $700 million in fiscal 1994 and held operating cost per available seat mile, excluding fuel and restructuring charges, flat for the past two fiscal years.

     * Changes to transatlantic operations, which resulted in improved transatlantic operating results for fiscal 1994 compared to fiscal 1993.

     * A 10% reduction in staffing from the peak level in June 1992 and a 5% wage reduction for domestic noncontract personnel.

     * A $7 billion reduction in planned capital expenditures from fiscal 1993 through 1996.

     * An ongoing reallocation of certain aircraft to markets with greater profit potential.

     The Company has begun to realize benefits from these initiatives. Excluding restructuring charges, Delta recorded operating income of $79 million for fiscal 1994, partly attributable to cost reduction efforts. Management is prepared to take further actions to return the Company to consistent levels of profitability.

     Delta's ability to generate the expected amounts of taxable income from future operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurances that Delta will meet its expectation of future taxable income. However, after considering Delta's earnings history, the actions that Delta has already taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1994. See Note 10 of Notes to Consolidated Financial Statements.

New Accounting Standards

     Effective June 30, 1994, Delta adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The adoption of SFAS 115 resulted in a net increase in stockholders' equity of $53 million at June 30, 1994, and may result in volatility in stockholders' equity due to changes in unrealized gains and losses on securities classified as available-for-sale. See Note 3 of Notes to Consolidated Financial Statements.

     Effective July 1, 1994, Delta adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (see Note 12 of Notes to Consolidated Financial Statements) and American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (see Note 11 of Notes to Consolidated Financial Statements).

Antitrust Settlement

     During 1992, Delta and five other U.S. airlines agreed to settle class action claims asserted against them in the Domestic Air Transportation Antitrust Litigation. Under the settlement, which has been approved by the United States District Court for the Northern District of Georgia, the six carriers paid $45 million in cash (of which Delta's share was $12 million) and will issue $397 million in face amount of certificates for discounts of approximately 10% on future domestic air travel on any of the six carriers.

     Delta recorded its $12 million share of the cash settlement as a nonoperating expense during fiscal 1992, and will account for the certificates that are redeemed for travel on Delta as a reduction to revenue equal to the value of the redeemed certificates when transportation is provided. The Company anticipates that its share of certificate redemption will approximate, but will not necessarily be limited to, its relative domestic market share among the six carriers, which was approximately 22% in calendar 1993. The ultimate impact of the settlement on Delta's future results of operations is not reasonably estimable, because neither the face amount of the certificates to be redeemed on Delta nor the generative or dilutive revenue effect of certificate redemptions is known.

Pan Am Litigation

     Delta is a defendant in certain legal actions relating to its participation in the proposed plan of reorganization of Pan Am, including a lawsuit filed by Pan Am and others, the trial of which began on May 4, 1994, and ended on June 10, 1994. The United States District Court for the Southern District of New York has not yet issued its decision in this lawsuit. See Note 16 of Notes to Consolidated Financial Statements.

     At June 30, 1994, there was outstanding and reflected as an asset in the Company's Consolidated Balance Sheets $115 million principal amount of certain debtor-in-possession financing Delta provided to Pan Am plus accrued interest of $30 million. See Notes 15 and 16 of Notes to Consolidated Financial Statements.

Aircraft Fuel

     The Omnibus Budget Reconciliation Act imposes a 4.3 cents per gallon tax on commercial aviation jet fuel purchased for use in domestic operations, effective October 1, 1995. Based on Delta's fiscal 1994 domestic fuel requirement of 1.9 billion gallons, the new fuel tax, when effective, is expected to increase Delta's operating expenses by approximately $82 million annually.

FISCAL YEAR 1993

     In fiscal 1993, the principal sources of cash were $1.1 billion from the issuance of Series C Convertible Preferred Stock, $1.4 billion of long-term borrowings, $684 million proceeds from aircraft sale and leaseback transactions, $677 million of cash from operations, and $87 million from the sale of flight equipment. Delta invested $1.2 billion in flight equipment, net of $104 million of advance payment refunds received, and $192 million in ground property and equipment. The Company made payments of $801 million on short-term borrowings, $519 million on long-term debt and capital lease obligations, and paid cash dividends of $73 million on its Series C Convertible Preferred Stock, $35 million on its Common Stock, and $30 million on its Series B ESOP Convertible Preferred Stock.

FISCAL YEAR 1992

     In fiscal 1992, the principal sources of cash were long-term borrowings of $1.5 billion, proceeds from sale and leaseback transactions of $813 million, net short-term borrowings of $744 million, cash reserves of $714 million, net cash provided from operations of $149 million, and proceeds from the sale of flight equipment of $43 million. Delta invested $2.2 billion in flight equipment, $317 million in ground property and equipment, and $70 million in leasehold and operating rights. The Company made payments of $794 million on long-term debt and capital lease obligations and paid cash dividends of $89 million on its Common Stock and Series B ESOP Convertible Preferred Stock. Additionally, Delta made payments of $416 million for assets purchased from Pan Am, and provided a net of $115 million of debtor-in-possession financing to Pan Am.

                            DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

RONALD W. ALLEN            Chairman of the Board, President and Chief Executive
                           Officer, Delta Air Lines, Inc.

EDWIN L. ARTZT             Chairman of the Board and Chief Executive Officer,
                           The Procter & Gamble Company, Cincinnati, Ohio

HENRY A. BIEDENHARN, III   Chairman of the Board, President and Chief Executive
                           Officer, Ouachita Coca-Cola Bottling Company, Inc.,
                           Monroe, Louisiana

JAMES L. BROADHEAD         Chairman of the Board, President and Chief Executive
                           Officer, FPL Group, Inc., Juno Beach, Florida

EDWARD H. BUDD             Chairman of the Executive Committee and Director, The
                           Travelers Inc., Hartford, Connecticut

GEORGE D. BUSBEE           Of counsel to law firm of King & Spalding, Atlanta,
                           Georgia; former Governor of Georgia

R. EUGENE CARTLEDGE        Retired Chairman of the Board and Chief Executive
                           Officer, Union Camp Corporation, Wayne, New Jersey

MARY JOHNSTON EVANS        Director of various corporations

DAVID C. GARRETT, JR.      Retired Chairman of the Board and Chief Executive
                           Officer, Delta Air Lines, Inc.

GERALD GRINSTEIN           Chairman and Chief Executive Officer, Burlington
                           Northern Inc.; Chairman and Chief Executive Officer,
                           Burlington Northern Railroad Company, Fort Worth,
                           Texas

JESSE HILL, JR.            Chairman of the Board, Atlanta Life Insurance
                           Company, Atlanta, Georgia

ANDREW J. YOUNG            Vice Chairman of the Board, Law Companies Group,
                           Inc.; Chairman of Law International, Inc., Atlanta,
                           Georgia; former Mayor of Atlanta, Georgia

AUDIT COMMITTEE
JESSE HILL, JR., Chairman
EDWIN L. ARTZT
HENRY A. BIEDENHARN, III
JAMES L. BROADHEAD
GEORGE D. BUSBEE
MARY JOHNSTON EVANS

BENEFIT FUNDS INVESTMENT
COMMITTEE
EDWARD H. BUDD, Chairman
EDWIN L. ARTZT
HENRY A. BIEDENHARN, III
JAMES L. BROADHEAD
JESSE HILL, JR.

EXECUTIVE COMMITTEE
DAVID C. GARRETT, JR., Chairman
RONALD W. ALLEN
EDWARD H. BUDD
R. EUGENE CARTLEDGE
GERALD GRINSTEIN
JESSE HILL, JR.

FINANCE COMMITTEE
R. EUGENE CARTLEDGE, Chairman
EDWARD H. BUDD
GEORGE D. BUSBEE
DAVID C. GARRETT, JR.
GERALD GRINSTEIN

PERSONNEL, COMPENSATION AND
NOMINATING COMMITTEE
GERALD GRINSTEIN, Chairman
R. EUGENE CARTLEDGE
MARY JOHNSTON EVANS
DAVID C. GARRETT, JR.

STOCK INCENTIVE PLAN COMMITTEE
GERALD GRINSTEIN, Chairman
R. EUGENE CARTLEDGE
MARY JOHNSTON EVANS


OFFICERS
RONALD W. ALLEN            Chairman of the Board, President and Chief Executive
                             Officer

HARRY C. ALGER             Executive Vice President - Operations

W. MARTIN BRAHAM           Senior Vice President - Airport Customer Service

ROBERT W. COGGIN           Senior Vice President - Marketing

ROBERT S. HARKEY           Senior Vice President - General Counsel

RUSSELL H. HEIL            Senior Vice President - Technical Operations

REX A. McCLELLAND          Senior Vice President - Corporate Services

THOMAS J. ROECK, JR.       Senior Vice President - Finance and Chief Financial
                             Officer

MAURICE W. WORTH           Senior Vice President - Personnel

ROBERT G. ADAMS            Vice President - Personnel Services

HAROLD L. BEVIS            Vice President - Public Affairs

VINCENT F. CAMINITI        Vice President - Sales

FRANK S. CHEW              Vice President - Investment Management

JOHN W. COX                Vice President - Community Affairs

W. E. DOLL                 Vice President - Engineering

TERRY M. ERSKINE           Vice President - Personnel Relations

H. D. GREENBERG            Vice President - Flight Operations

JULIUS P. GWIN             Vice President - Finance

JOHN C. KING               Vice President - Information Technologies

AL H. KOLAKOWSKI           Vice President - Marketing Technologies

PAUL G. MATSEN             Vice President - Advertising and Consumer Marketing

MARCEY McCANN              Vice President - Reservations Sales

HAROLD G. McDONALD         Vice President - Maintenance

MICHAEL G. MEDLICOTT       Vice President - Europe

LEON A. PIPER              Vice President - Personnel Benefits

JENNY POOLE                Vice President - In-Flight Service

THOMAS J. SLOCUM           Vice President - Corporate Communications

W. B. SUGGS                Vice President - Production Control and Materiel
                             Services

D. SCOTT YOHE              Vice President - Government Affairs

JAMES G. MATHEWS           Controller

JAMES H. SANREGRET         Treasurer

MARY E. RAINES             Corporate Secretary

SUSAN T. HUDSON            Assistant Secretary

LESLIE P. KLEMPERER        Assistant Secretary

KIMBERLY A. SHRECKENGOST   Assistant Secretary

                            STOCKHOLDER INFORMATION

TRANSFER AGENT, REGISTRAR AND DIVIDEND
PAYING AGENT FOR SERIES C CONVERTIBLE
PREFERRED STOCK AND COMMON STOCK

Registered stockholder inquiries regarding stock transfers, address changes, lost stock certificates, dividend payments, or account consolidations should be directed to the following address or phone number:

First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (201) 324-0498

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Registered holders of Common Stock may purchase additional shares of such stock through automatic dividend reinvestment or cash contributions under the Company's Dividend Reinvestment and Stock Purchase Plan. Delta pays all service and brokerage charges for the purchase of these shares. Inquiries, notices, requests and other communications regarding participation in the plan should be directed to:

First Chicago Trust Company of New York
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Telephone (201) 324-0498

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen & Co.
133 Peachtree Street N.E.
Atlanta, Georgia 30303

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, October 27, 1994, at 9:00 a.m., local time, at the Holiday Inn Professional Centre/Atrium, 2001 Louisville Avenue, Monroe, Louisiana.

AVAILABILITY OF FORM 10-K AND OTHER FINANCIAL INFORMATION

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, will be provided without charge upon written request. Stockholder inquiries and requests for other financial documents may also be directed to:

Delta Air Lines, Inc.
Department 827
Hartsfield Atlanta International Airport
Atlanta, Georgia 30320
Telephone (404) 715-2391

All other financial information may be obtained from:

Delta Air Lines, Inc.
Investor Relations
Hartsfield Atlanta International Airport
Atlanta, Georgia 30320
Telephone (404) 715-6679

COMMON STOCK AND DEPOSITARY SHARES REPRESENTING SERIES C CONVERTIBLE PREFERRED STOCK

Listed on the New York Stock Exchange

NUMBER OF STOCKHOLDERS

As of August 10, 1994, there were 26,315 registered holders of Common Stock.

MARKET PRICES AND DIVIDENDS


                                            Market Price Range of          Cash
                                               Common Stock on          Dividends Per
Fiscal Year 1994                           New York Stock Exchange      Common Share
- --------------------------------------------------------------------------------------
Quarter Ended:                               High            Low
September 30........................        56              46 1/8          $.05
December 31.........................        61 1/8          52               .05
March 31............................        57 7/8          43 7/8           .05
June 30.............................        47 3/4          39 1/2           .05

Fiscal Year 1993
- --------------------------------------------------------------------------------------
Quarter Ended:                               High            Low
September 30........................        58 1/4          48 7/8          $.30
December 31.........................        60 1/4          47 3/4           .30
March 31............................        55              45 3/4           .05
June 30.............................        61 3/8          46 1/2           .05


                   Report of Independent Public Accountants

                   [ARTHUR ANDERSEN & CO. LOGO APPEARS HERE]


To the Stockholders and the Board of Directors of Delta Air Lines, Inc.:

     We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Air Lines, Inc., and subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 3 of the Notes to Consolidated Financial Statements, effective June 30, 1994, the Company changed its method of accounting for certain debt and equity securities. Also, as discussed in Notes 10 and 12 of the Notes to Consolidated Financial Statements, effective July 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.



       ARTHUR ANDERSEN & CO.

       Atlanta, Georgia
       August 12, 1994

REPORT OF MANAGEMENT

     The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen & Co., independent public accountants, whose report appears on this page.

     Delta maintains a system of internal financial controls which are independently assessed on an ongoing basis through a program of internal audits. These controls include the selection and training of the Company's managers, organizational arrangements that provide a division of responsibilities, and communication programs explaining the Company's policies and standards. We believe that this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements that, in all material respects, are presented in conformity with generally accepted accounting principles; and that assets are properly accounted for and safeguarded against loss from unauthorized use.

     The Board of Directors pursues its responsibilities for these financial statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal accounting control, auditing and financial reporting matters.


  /s/ Thomas J. Roeck, Jr.                      /s/    Ronald W. Allen
  -------------------------------               --------------------------------
     THOMAS J. ROECK, JR.                              RONALD W. ALLEN
  Senior Vice President-Finance                 Chairman of the Board, President
   and Chief Financial Officer                    and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS
 June 30, 1994 and 1993

ASSETS                                                  1994         1993
- -------------------------------------------------------------------------------
                                                          (In Millions)
Current Assets:
    Cash and cash equivalents........................ $ 1,302      $ 1,180
    Short-term investments...........................     408           --
    Accounts receivable, net of allowance for
      uncollectible accounts of $50 at June 30,
      1994, and $83 at June 30, 1993.................     886        1,055
    Maintenance and operating supplies, at
      average cost...................................      67           91
    Deferred income taxes............................     336          173
    Prepaid expenses and other.......................     224          323
                                                      -------      -------
        Total current assets.........................   3,223        2,822
                                                      -------      -------
Property and Equipment:
    Flight equipment.................................   9,063        9,043
        Less: Accumulated depreciation...............   3,880        3,559
                                                      -------      -------
                                                        5,183        5,484
                                                      -------      -------

    Flight equipment under capital leases............     173          173
        Less: Accumulated amortization...............     142          128
                                                      -------      -------
                                                           31           45
                                                      -------      -------

    Ground property and equipment....................   2,398        2,372
        Less: Accumulated depreciation...............   1,250        1,143
                                                      -------      -------
                                                        1,148        1,229
                                                      -------      -------
    Advance payments for equipment...................     241          383
                                                      -------      -------
                                                        6,603        7,141
                                                      -------      -------

Other Assets:
    Marketable equity securities.....................     351          265
    Deferred income taxes............................     560          505
    Investments in associated companies..............     219          202
    Cost in excess of net assets acquired,
      net of accumulated amortization
      of $66 at June 30, 1994, and $58
      at June 30, 1993................................    283          291
    Leasehold and operating rights, net of
      accumulated amortization of $135 at
      June 30, 1994, and $101 at June 30, 1993.........   207          306
    Other............................................     450          339
                                                      -------      -------
                                                        2,070        1,908
                                                      -------      -------
                                                      $11,896      $11,871
                                                      =======      =======

CONSOLIDATED BALANCE SHEETS
June 30, 1994 and 1993

LIABILITIES AND STOCKHOLDERS' EQUITY                     1994         1993
- -------------------------------------------------------------------------------
                                            (In Millions, Except Share Amounts)
Current Liabilities:
    Current maturities of long-term debt............. $   227      $    35
    Current obligations under capital leases.........      11           12
    Accounts payable and miscellaneous accrued
     liabilities.....................................   1,552        1,248
    Air traffic liability............................   1,247        1,190
    Accrued rent.....................................     195          201
    Accrued vacation pay.............................     196          194
    Transportation tax payable.......................     108          139
                                                      -------      -------
        Total current liabilities....................   3,536        3,019
                                                      -------      -------

Noncurrent Liabilities:
    Long-term debt...................................   3,142        3,619
    Postretirement benefits..........................   1,641        1,381
    Accrued rent.....................................     541          440
    Capital leases...................................      86           97
    Other............................................     395          223
                                                      -------      -------
                                                        5,805        5,760
                                                      -------      -------
Deferred Credits:
    Deferred gain on sale and
     leaseback transactions..........................     923          991
    Manufacturers and other credits..................      63          105
                                                      -------      -------
                                                          986        1,096
                                                      -------      -------
Commitments and Contingencies (Notes 2, 5, 6 and 16)

Employee Stock Ownership Plan Preferred Stock:
    Series B ESOP Convertible Preferred
     Stock, $1.00 par value, $72.00 stated
     and liquidation value; issued and outstanding,
     6,878,292 shares at June 30, 1994, and
     6,913,171 shares at June 30, 1993...............     495          498
    Less: Unearned compensation under
     employee stock ownership plan...................     393          415
                                                      -------      -------
                                                          102           83
                                                      -------      -------
Stockholders' Equity:
    Series C Convertible Preferred Stock, $1.00
     par value, $50,000 liquidation preference;
     issued and outstanding 23,000 shares at June 30,
     1994 and 1993...................................      --           --
    Common Stock, $3.00 par value; authorized
     150,000,000 shares; issued 54,469,491
     shares at June 30, 1994, and 54,450,286
     shares at June 30, 1993.........................     163          163
    Additional paid-in capital.......................   2,013        2,012
    Retained earnings (deficit)......................    (490)          36
    Net unrealized gain (loss) on marketable
     equity securities...............................      53           (1)
    Less: Treasury stock at cost, 4,016,219
     shares at June 30, 1994, and 4,386,445
     shares at June 30, 1993..........................    272          297
                                                      -------      -------
                                                        1,467        1,913
                                                      -------      -------
                                                      $11,896      $11,871
                                                      =======      =======

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30, 1994, 1993 and 1992

                                          1994         1993         1992
- ----------------------------------------------------------------------------
                                     (In Millions, Except Per Share Amounts)
Operating Revenues:
   Passenger...........................$11,316      $11,075      $10,115
   Cargo...............................    769          698          588
   Other, net..........................    274          224          134
                                        -------      -------      -------
        Total operating revenues.......  12,359       11,997       10,837
                                        -------      -------      -------
Operating Expenses:
   Salaries and related costs..........   4,589        4,798        4,437
   Aircraft fuel.......................   1,411        1,592        1,482
   Passenger commissions...............   1,318        1,250        1,153
   Aircraft rent.......................     732          729          642
   Depreciation and amortization.......     678          735          635
   Passenger service...................     530          549          524
   Aircraft maintenance materials and
    outside repairs....................     418          465          446
   Facilities and other rent...........     380          356          356
   Landing fees........................     261          262          224
   Restructuring charges...............     526           82            -
   Other...............................   1,963        1,754        1,613
                                        -------      -------      -------
       Total operating expenses........  12,806       12,572       11,512
                                        -------      -------      -------
Operating Loss.........................    (447)        (575)        (675)
                                        -------      -------      -------
Other Income (Expense):
   Interest expense....................    (304)        (239)        (221)
   Interest capitalized................      33           62           70
   Interest income.....................      57           22           26
   Gain on disposition of flight
    equipment..........................       2           65           35
   Write-off of Pan Am reorganization
    costs..............................      --           --          (43)
   Miscellaneous income (expense), net.      (1)          14           22
                                        -------      -------      -------
                                           (213)         (76)        (111)
                                        -------      -------      -------

Loss Before Income Taxes and Cumulative
   Effect of Accounting Changes........    (660)        (651)        (786)
Income Tax Benefit.....................     251          236          280
                                        -------      -------      -------
Loss Before Cumulative Effect of
 Accounting Changes....................    (409)        (415)        (506)
Cumulative Effect of Accounting Changes:
   Postretirement benefits other
    than pensions, net of tax..........      --         (818)          --
   Income taxes........................      --          231           --
                                        -------      -------      -------
Net Loss...............................    (409)      (1,002)        (506)
Preferred Stock Dividends..............    (110)        (110)         (19)
                                        -------      -------      -------
Net Loss Attributable to Common
 Stockholders.......................... $  (519)     $(1,112)     $  (525)
                                        =======      =======      ========
Primary and Fully Diluted Per
 Share Amounts:
   Loss before cumulative effect of
    accounting changes................. $(10.32)     $(10.54)     $(10.60)
   Cumulative effect of accounting
    changes............................      --       (11.78)          --
                                        -------      -------      -------
   Loss per common share............... $(10.32)     $(22.32)     $(10.60)
                                        =======      =======      =======

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 1994, 1993 and 1992

                                             1994           1993         1992
- --------------------------------------------------------------------------------
                                                     (In Millions)
Cash Flows From Operating Activities:
    Net loss...............................  $  (409)      $(1,002)     $  (506)
    Adjustments to reconcile net loss
     to cash provided by operating
     activities:
        Cumulative effect of accounting
         changes...........................       --           587           --
        Restructuring charges..............      526            82           --
        Depreciation and amortization......      678           735          635
        Deferred income taxes..............     (242)         (209)        (123)
        Amortization of investment
         tax credits.......................       (1)           (2)          (9)
        Amortization of deferred
         gain on sale and
         leaseback transactions............      (62)          (57)         (49)
        Gain on disposition of
         flight equipment..................       (2)          (65)         (35)
        Rental expense in excess
         of rent payments..................      134            89          158
        Pension expense in excess of
        (less than) funding................      (45)           47           67
        Compensation under ESOP............       29            27           23
        Other postretirement expense
         in excess of payments.............       66           129           --
    Changes in certain assets and
     liabilities, net of effects of
     asset acquisition from Pan Am:
        Decrease (increase) in
         accounts receivable...............      169           199         (421)
        Increase (decrease) in prepaid
         expenses and other current assets.      123           (19)         (69)
        Increase (decrease) in air
         traffic liability.................       57           (58)         239
        Increase in accounts payable
         and miscellaneous accrued
         liabilities.......................      207           215          258
        Increase (decrease) in
         other payables and
         accrued expenses..................      (34)           50           31
        Increase in other noncurrent
         liabilities.......................       64            14           --
    Other, net.............................       66           (85)         (50)
                                             -------       -------      -------
            Net cash provided by operating
             activities....................    1,324           677          149
                                             -------       -------      -------
Cash Flows From Investing Activities:
    Property and equipment additions:
       Flight equipment, including
       advance payments...................    (1,032)       (1,221)      (2,164)
       Ground property and equipment......      (173)         (192)        (317)
    Increase in short-term
     investments, net.....................      (408)           --           --
    Purchase of leasehold and
     operating rights......................       --            --          (70)
    Proceeds from sale of
     flight equipment......................      103            87           43
    Purchase of assets from Pan Am.........       --            --         (416)
    Advances to Pan Am.....................       --            --         (115)
    Investments in associated companies....       --            (1)          --
                                             -------       -------      -------
          Net cash used in investing
           activities......................   (1,510)       (1,327)      (3,039)
                                             -------       -------      -------
Cash Flows From Financing Activities:
    Issuance of Series C Convertible
     Preferred Stock, net..................       --         1,126          --
    Issuance of long-term
     obligations...........................      226         1,427        1,500
    Issuance of common stock...............        1             1            2
    Net short-term borrowings..............       --          (801)         744
    Payments on long-term debt and
     capital lease obligations.............     (547)         (519)        (794)
    Cash dividends.........................     (120)         (138)         (89)
    Proceeds from sale and leaseback
     transactions..........................      748           684          813
                                             -------       -------      -------
          Net cash provided by financing
           activities......................      308         1,780        2,176
                                             -------       -------      -------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      122         1,130         (714)
Cash and cash equivalents at beginning of
 period....................................    1,180            50          764
                                             -------       -------      -------
Cash and cash equivalents
 at end of period.........................   $ 1,302       $ 1,180      $    50
                                             =======       =======      =======

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended June 30, 1994, 1993 and 1992

                                                                                             Unrealized
                                                           Additional          Retained      Gain (Loss)
                                            Common           Paid-In           Earnings      on Equity        Treasury
                                             Stock           Capital          (Deficit)      Securities         Stock        Total
- ------------------------------------------------------------------------------------------------------------------------------------
                                                    (In Millions, Except Share Amounts)
Balance at June 30, 1991...............      $  163          $  884            $1,761         $  (13)          $ (338)      $2,457
Fiscal Year 1992:
    Net loss...........................          --              --              (506)            --               --         (506)
    Dividends on common stock
     ($1.20 per share).................          --              --               (59)            --               --          (59)
    Dividends on Series B ESOP
     Convertible Preferred Stock, net
     of tax benefit of $11.............          --              --               (19)            --               --          (19)
    Issuance of 27,441 shares of
     common stock under dividend
     reinvestment and stock
     purchase plan ($63.39 per share)..          --               1                --             --               --            1
    Issuance of 8,428 shares
     of common stock under stock
     option and stock incentive plans
     ($72.20 per share)................          --               1                --             --               --            1
    Transfer of 261,450 shares
     of common stock
     from treasury under ESOP
     and stock incentive plan
     ($67.76 per share)................          --              --                --             --               18           18
    Net unrealized gain on
     marketable
     equity securities.................          --              --                --              1               --            1
                                             ------          ------           -------         ------           ------       ------
Balance at June 30, 1992...............         163             886             1,177            (12)            (320)       1,894


Fiscal Year 1993:
    Net loss...........................          --              --            (1,002)            --               --       (1,002)
    Issuance of Series C Convertible
     Preferred Stock...................          --           1,126                --             --               --        1,126
    Dividends on Series C Convertible
     Preferred Stock...................          --              --               (80)            --               --          (80)
    Dividends on common stock ($0.70
     per share)........................          --              --               (35)            --               --          (35)
    Dividends on Series B ESOP
     Convertible Preferred Stock,
     net of tax benefit of $9..........          --              --               (21)            --               --          (21)
    Issuance of 26,202 shares of common
     stock under dividend reinvestment
     and stock purchase plan ($53.13
     per share)........................          --               1                --             --               --            1
    Transfer of 336,064 shares of
     common stock from treasury under
     ESOP and stock incentive plan
     ($67.75 per share)................          --              (1)               (3)            --               23           19
    Net unrealized gain on marketable
     equity securities.................          --              --                --             11               --           11
                                             ------          ------           -------         ------           ------       ------
Balance at June 30, 1993...............         163           2,012                36             (1)            (297)       1,913
Fiscal Year 1994:
    Net loss...........................          --              --              (409)            --               --         (409)
    Dividends on Series C Convertible
     Preferred Stock...................          --              --               (80)            --               --          (80)
    Dividends on common stock ($0.20
     per share)........................          --              --               (10)            --               --          (10)
    Dividends on Series B ESOP
     Convertible Preferred Stock, net
     of tax benefit of $8..............          --              --               (22)            --               --          (22)
    Issuance of 17,140 shares of common
     stock under dividend reinvestment
     and stock purchase plan ($50.38
     per share)........................          --               1                --             --               --            1
    Transfer of 370,226 net shares of
     common stock from treasury under
     ESOP and stock incentive plan
     ($67.75 per share)................          --              --                (5)            --               25           20
    Net unrealized gain on
     marketable equity securities......          --              --                --             54               --           54
                                             ------          ------           -------         ------           ------       ------
Balance at June 30, 1994...............      $  163          $2,013           $  (490)        $   53           $ (272)      $1,467
                                             ======          ======           =======         ======           ======       ======

The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1994, 1993 and 1992

1.   Summary of Significant Accounting Policies:

     Basis of Presentation -- The consolidated financial statements include the accounts of Delta Air Lines, Inc., and its wholly-owned subsidiaries (Delta or the Company). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current financial statement presentation.

     Investments in Associated Companies -- The Company's investments in WORLDSPAN, L.P. (WORLDSPAN), a computer reservations system partnership, Atlantic Southeast Airlines, Inc. (ASA), Comair Holdings, Inc. (Comair), the parent of Comair, Inc., and SkyWest, Inc. (SkyWest), the parent of SkyWest Airlines, Inc., are accounted for under the equity method. ASA, Comair, Inc., and SkyWest Airlines, Inc., are participants in the Delta Connection program. (See Note 13.)

     Accounting Changes -- Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Effective June 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). (See Notes 12, 10 and 3, respectively.)

     Cash and Cash Equivalents -- Investments with an original maturity of three months or less on their acquisition date are classified as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

     Short-Term Investments -- Cash in excess of operating requirements is invested in short-term, highly liquid investments. These investments are classified as available-for-sale under SFAS 115 and stated at fair value. (See
Note 3.)

     Cost in Excess of Net Assets Acquired -- The cost in excess of net assets acquired, which is being amortized over 40 years, is related to the Company's acquisition of Western Air Lines, Inc., on December 18, 1986. The Company periodically reviews the value assigned to goodwill to determine if it has been other than temporarily impaired by adverse conditions affecting the Company. Management believes that goodwill is appropriately valued.

     Leasehold and Operating Rights -- Leasehold rights and landing slots are amortized over the lives of the respective leases at the associated airports. Purchased international route authorities are amortized over the lives of the authorities as determined by the expiration dates of such authorities. Permanent route authorities with no stated expiration dates are amortized over 40 years.

     Deferred Gains on Sale and Leaseback Transactions -- Gains on the sale and leaseback of property and equipment under operating leases are deferred and amortized over the lives of the respective leases as a reduction in rent expense.

     Manufacturers Credits -- In connection with the acquisition of certain aircraft and engines, the Company receives various credits. These credits are deferred until the aircraft and engines are delivered, at which time the credits are applied on a pro rata basis as a reduction of the acquisition cost of the related equipment.

     Frequent Flyer Program -- The Company sponsors a travel incentive program whereby frequent travelers accumulate mileage credits that entitle them to certain awards, including free travel. The Company accrues the estimated incremental cost of providing free travel awards under its Frequent Flyer program when free travel award levels are achieved. The accrued incremental cost is included in accounts payable and miscellaneous accrued liabilities as a current liability.

     Passenger and Cargo Revenues -- Passenger and cargo revenues are recorded when the transportation is provided. The value of unused passenger tickets is included in current liabilities as air traffic liability.

     Depreciation and Amortization -- Prior to April 1, 1993, substantially all of the Company's flight equipment was being depreciated on a straight-line basis to residual values (10% of cost) over a 15-year period from the dates placed in service. As a result of a review of its fleet plan, effective April 1, 1993, the Company increased the estimated useful lives of substantially all of its flight equipment. Flight equipment that was not already fully depreciated is being depreciated on a straight-line basis to residual values (5% of cost) over a 20-year period from the dates placed in service. The effect of this change was a $34 million decrease in depreciation expense and a $22 million ($0.44 per common share) decrease in net loss for fiscal 1993. Ground property and equipment are depreciated on a straight-line basis over their estimated service lives, which range from three years to thirty years.

     Interest Capitalized -- Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalized as an additional cost of the related asset. Interest is capitalized at the Company's weighted average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases when the property or equipment is placed in service.

     Loss Per Share -- Primary and fully diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of Delta common stock (Common Stock) and, if dilutive, Common Stock equivalents outstanding during the year, which was 50,257,721 for fiscal 1994; 49,836,959 for fiscal 1993; and 49,498,411 for fiscal 1992. Common Stock equivalents consist of the shares issuable upon exercise of outstanding stock options less the number of shares deemed to be repurchased under application of the treasury stock method.

     Prior to fiscal 1993, the tax benefits resulting from deductible Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) dividends paid to service debt related to the Guaranteed Serial ESOP Notes were credited directly to retained earnings and were considered earnings for the purpose of calculating earnings per share. With the adoption of SFAS 109, effective July 1, 1992, the tax benefits related to dividends on unallocated shares of ESOP Preferred Stock are no longer considered earnings for per share calculations, but continue to be credited directly to retained earnings.

     Foreign Currency Translation -- Assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, except that fixed assets are translated at exchange rates in effect when these assets are acquired. Revenues and expenses of foreign operations are translated at average monthly exchange rates prevailing during the year, except that depreciation and amortization charges are translated at the exchange rates in effect when the related assets are acquired. The resulting foreign exchange gains and losses are recognized as incurred. Such amounts were not significant for any of the years presented in this report.

2.   Purchase Commitments:

     Future expenditures for aircraft and engines on firm order as of July 31, 1994, are estimated to be $3.2 billion, excluding aircraft orders subject to reconfirmation, as follows:


                   Years Ending
                   June 30            Amount
                   ------------     -----------
                                   (In Millions)
                   1995............    $  400
                   1996............       440
                   1997............       930
                   1998............       710
                   1999............       310
                   After 1999......       410
                                       ------
                       Total.......    $3,200
                                       ======

     In addition, at July 31, 1994, the Company had authorized capital expenditures of approximately $250 million for fiscal 1995 for improvement of airport and office facilities, various ground equipment and other assets.

     The Company expects to finance its aircraft and engine commitments, as well as other authorized capital expenditures, using available cash, internally generated funds, debt financings, and proceeds from sale and leaseback transactions.

3.   Investments in Debt and Equity Securities:

     Effective June 30, 1994, the Company adopted SFAS 115, which changes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

     Under SFAS 115, the Company's investments in Singapore Airlines Limited (Singapore Airlines) and Swissair, Swiss Air Transport Company Ltd. (Swissair) are classified as available-for-sale and carried at aggregate market value. Prior to the adoption of SFAS 115, these investments were carried at the lower of aggregate cost or market value.

     At June 30, 1994 and 1993, the gross unrealized gain on the Company's investment in Singapore Airlines was $109 million and $35 million, respectively, and the gross unrealized loss on the Company's investment in Swissair was $24 million and $37 million, respectively. The $53 million net unrealized gain, net of the related deferred tax provision, on these investments at June 30, 1994, and the $1 million net unrealized loss, net of the related tax benefit, on these investments at June 30, 1993, are reflected in stockholders' equity. Delta's rights to vote, transfer or acquire additional shares of the stock of Singapore Airlines and Swissair are subject to certain restrictions.

     Delta's other investments in available-for-sale securities, recorded as short-term investments in the Company's Consolidated Balance Sheets, include government agency debt (52%) and corporate debt securities (48%) with average stated maturity dates of 21 and 23 months, respectively. These investments approximate fair value at June 30, 1994.

     The proceeds from sales of available-for-sale securities during fiscal 1994 were $473 million, which resulted in realized losses of $3 million.

4.   Sale of Receivables:

     On June 24, 1994, Delta entered into a revolving accounts receivable facility (Facility) providing for the sale of $489 million of a defined pool of accounts receivable (Receivables) through a wholly-owned subsidiary to a trust in exchange for a senior certificate in the principal amount of $300 million (Senior Certificate) and a subordinate certificate in the principal amount of $189 million (Subordinate Certificate). The subsidiary retained the Subordinate Certificate and the Company received $300 million in cash from the sale of the Senior Certificate to a third party. The principal amount of the Subordinate Certificate fluctuates daily depending upon the volume of Receivables sold, and is payable to the subsidiary only to the extent the collections received on the Receivables exceed amounts due on the Senior Certificate. The Facility, which replaced an interim facility established in March 1994, is scheduled to terminate in July 1995, subject to earlier termination in certain circumstances.

     At June 30, 1994, the $300 million net proceeds from the sale were reported as operating cash flows in the Company's Consolidated Statements of Cash Flows and as a reduction in accounts receivable on the Company's Consolidated Balance Sheets. The Subordinate Certificate is included in accounts receivable on the Company's Consolidated Balance Sheets. The full amount of the allowance for doubtful accounts related to the Receivables sold has been retained, as the Company has substantially the same credit risk as if the Receivables had not been sold. Under the terms of the Facility, the Company is obligated to pay fees which approximate the purchaser's cost of issuing a like amount of commercial paper plus certain administrative costs. These fees totaling $7 million are included in other income (expense) under miscellaneous, net in the Company's Consolidated Statements of Operations.

5.   Long-Term Debt:

     At June 30, 1994 and 1993, the Company's long-term debt (including current maturities) was as follows:

                                             1994     1993
                                            ------   ------
                                             (In Millions)
3.23% Convertible Subordinated
  Notes, unsecured, due June 15, 2003,
  net of unamortized discount of
  $202 million and $225 million at
  June 30, 1994 and 1993, respectively..... $  598   $  575


                                             1994     1993
                                            ------   ------
                                             (In Millions)
7.26% -- 8.10% Guaranteed Serial
  ESOP Notes, unsecured, payable in
  installments through 2009................    432      441
Medium-Term Notes, Series A and B,
  unsecured, interest rates ranging from
  6.52% to 9.15% and with maturities
  ranging from 1995 to 2007................    381      177
9 3/4% Debentures, unsecured, due
  May 15, 2021.............................    350      350
9 7/8% Notes, unsecured, due
  January 1, 1998..........................    225      225
10 3/8% Debentures, unsecured, due
  February 1, 2011.........................    200      200
9 1/4% Debentures, unsecured, due
  March 15, 2022...........................    200      200
9 7/8% Notes, unsecured, due
  May 15, 2000.............................    175      175
10 3/8% Debentures, unsecured, due
  December 15, 2022........................    175      175
8 1/4% Notes, unsecured, due
  May 15, 1996.............................    150      150
9% Debentures, unsecured, due
  May 15, 2016.............................    150      150
10 1/8% Debentures, unsecured, due
  May 15, 2010.............................    125      125
8 1/2% Notes, unsecured, due
  March 15, 2002...........................    100      100
Clayton County Development Authority,
  7 5/8% unsecured loan agreement,
  repayable on January 1, 2020.............     45       45
Development Authority of Clayton
  County, 6 5/8% unsecured loan
  agreement, repayable in installments
  beginning in 2000, with the
  remaining balance payable in 2011........     35       35
Development Authority of Fulton
  County, unsecured loan agreement,
  repayable $10 million on
  November 1, 2007 and $20 million on
  November 1, 2022. Interest ranges
  from 6.85% to 6.95% over the life
  of the loan..............................     30       30
1992 Amended and Restated Bank Credit
  Agreement, providing unsecured
  borrowings up to $1 billion payable
  on or before December 4, 1996............     --      275
1991 Bank Credit Agreement,
  providing unsecured borrowings up
  to $500 million payable on or before
  December 19, 1994........................     --      225
Other, net.................................     (2)       1
                                            ------   ------
        Total..............................  3,369    3,654
Less: Current maturities...................    227       35
                                            ------   ------
        Total long-term debt............... $3,142   $3,619
                                            ======   ======

     The fair value of long-term debt, including current maturities, at June 30, 1994, is estimated to be $3.3 billion, based on quoted market prices, where available, or discounted cash flow analyses.

     Current maturities of long-term debt include $202 million principal amount of debt that the Company voluntarily repurchased and retired subsequent to June 30, 1994. As a result of these transactions, the Company will recognize a net pretax gain of approximately $7 million during the quarter ending September 30, 1994.

     The 1991 and 1992 Bank Credit Agreements provide for unsecured borrowings by the Company on a revolving basis of up to $500 million until December 19, 1994, and $1 billion until December 4, 1996, respectively. Up to $700 million of the facility available under the 1992 Bank Credit Agreement may be used for the issuance of letters of credit. The interest rate under these agreements is, at the Company's option, an adjusted certificate of deposit rate, the LIBOR rate, or the prime rate, in each case plus a margin which is subject to adjustment based on certain changes in the credit ratings of the Company's long-term senior unsecured debt. The Bank Credit Agreements contain certain negative covenants that restrict the Company's ability to grant liens, incur or guarantee debt, and enter into flight equipment leases. These agreements also provide that if there is a change of control (as defined) of the Company, the banks' obligation to extend credit terminates, any amounts outstanding become immediately due and payable and, with respect to the 1992 Bank Credit Agreement, the Company will immediately deposit cash collateral with the banks in an amount equal to all outstanding letters of credit. At June 30, 1994, there were no borrowings outstanding under the 1991 and 1992 Bank Credit Agreements, but there was outstanding under the 1992 Bank Credit Agreement a letter of credit in the amount of $699 million (which was reduced to $634 million at August 12, 1994) to credit enhance the Guaranteed Serial ESOP Notes.

     At August 12, 1994, there was outstanding $421 million principal amount of Guaranteed Serial ESOP Notes (ESOP Notes) guaranteed by Delta. The ESOP Notes, which were issued in three series pursuant to certain note purchase agreements, have final maturity dates between July 1, 1999 and January 1, 2009. The note purchase agreements require Delta to purchase the ESOP Notes at the option of the holders thereof (Noteholders) if the credit rating of Delta's long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (Purchase Event); provided that Delta has no obligation to purchase the ESOP Notes under the note purchase agreements so long as it obtains, within 127 days of a Purchase Event, certain credit enhancements (Approved Credit Enhancement) that result in the ESOP Notes being rated A3 or higher by Moody's and A- or higher by Standard & Poor's (Required Ratings). If Delta is required to purchase the ESOP Notes because of the occurrence of a Purchase Event, such purchase would be made at a price (Purchase Price) equal to the outstanding principal amount of the ESOP Notes being purchased, together with accrued interest and a Make Whole

Premium Amount. The Make Whole Premium Amount for each series of ESOP
Notes is based on, among other factors, the yield to maturity of U.S. Treasury Notes having maturities equal to the remaining average life to maturity of such series as of the date Delta purchases the ESOP Notes.

     As a result of Moody's rating action on May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993, any ESOP Notes properly tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit (Letter of Credit) to credit enhance the ESOP Notes. The Letter of Credit was issued by NationsBank of Georgia, National Association (NationsBank), in favor of Wilmington Trust Company, as trustee (Trustee), under Delta's 1992 Bank Credit Agreement. Due to the issuance of the Letter of Credit, which is scheduled to expire on December 4, 1996, the ESOP Notes received the Required Ratings. Accordingly, Delta no longer has an obligation to purchase the ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993.

     At August 12, 1994, the face amount of the Letter of Credit was $634 million. It covers the $421 million outstanding principal amount of the ESOP Notes, up to $167 million of Make Whole Premium Amount and approximately one year of interest on the ESOP Notes.

     Delta, the Trustee, and Fidelity Management Trust Company, as ESOP trustee, entered into an Indenture of Trust, dated as of August 1, 1993 (Indenture), that contains certain terms and conditions relating to the Letter of Credit. The Indenture requires the Trustee to draw under the Letter of Credit to make regularly scheduled payments of principal and interest on the ESOP Notes. The Indenture also requires the Trustee to draw under the Letter of Credit to purchase the ESOP Notes in certain circumstances in which Delta would not be required to purchase the ESOP Notes under the note purchase agreements. Subject to certain conditions, the Indenture requires the Trustee to purchase the ESOP Notes at the Purchase Price at the option of the Noteholders in the event that
(1) the Required Ratings on the ESOP Notes are not maintained; (2) the Letter of Credit is not extended 20 days before its scheduled expiration date; (3) Delta elects to terminate the Letter of Credit; or (4) the Trustee receives notice there has occurred an Event of Default (as defined) under the 1992 Bank Credit Agreement; unless, generally within 10 days of any such event, the ESOP Notes receive the Required Ratings due to Delta's obtaining a substitute credit enhancement or otherwise.

     The Required Ratings on the ESOP Notes are subject to reconsideration at any time, and to annual confirmation, by Moody's and Standard & Poor's. Circumstances that might cause either rating agency to lower or fail to confirm its rating include, without limitation, a downgrading of the deposits of NationsBank below A3 by Moody's or A- by Standard & Poor's, or a determination that the Make Whole Premium Amount covered by the Letter of Credit is insufficient.

     Subject to certain conditions, the Indenture does not permit the Trustee to purchase the ESOP Notes at the option of the Noteholders if the ESOP Notes receive the Required Ratings without the benefit of a credit enhancement. The ESOP Notes are not likely to receive the Required Ratings absent a credit enhancement unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 12, 1994, Delta's long-term senior unsecured debt was rated Ba1 by Moody's and BB by Standard & Poor's.

     If the Trustee draws under the Letter of Credit to purchase the ESOP Notes, Delta is required to reimburse NationsBank under the 1992 Bank Credit Agreement by, at Delta's election, (1) immediately repaying the amount drawn; or (2) converting its reimbursement obligation to an outstanding borrowing under that Agreement. The 1992 Bank Credit Agreement is scheduled to expire on December 4, 1996.

     On June 24, 1993, the Company issued $800 million principal amount at stated maturity of 3.23% Convertible Subordinated Notes due June 15, 2003 (Notes). The Notes were issued at an original issue discount of 28.2% from, and bear interest at the rate of 3.23% per annum on, the principal amount at stated maturity. This original issue discount and rate of interest represents a yield to maturity, compounded semiannually, of 7.25% per annum. The Notes are convertible at any time prior to stated maturity by the holders thereof, unless previously redeemed, into shares of Common Stock, at a conversion rate of 12.68 shares per $1,000 principal amount at stated maturity of the Notes, subject to adjustment in certain circumstances. The Notes are redeemable at any time on or after June 15, 1996, at the Company's option at a price (Repurchase Price) for each Note equal to the issue price plus accrued original issue discount to the redemption date, together with accrued and unpaid interest to the redemption date. If a Change in Control (as defined) of the Company occurs, the holders of the Notes may require the Company to repurchase their Notes at the Repurchase Price, payable in cash or, at the Company's option, in shares of Common Stock.

     At June 30, 1994, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:

         Years Ending
         June 30             Amount
         ------------    -------------
                         (In Millions)
         1995...........     $227
         1996...........      163
         1997...........       54
         1998...........      270
         1999...........      124

     The Company's debt agreements contain certain restrictive covenants, but do not limit the payment of dividends on the Company's capital stock. The terms of the ESOP Preferred Stock and Series C Convertible Preferred Stock (Series C Preferred Stock) limit the Company's ability to pay cash dividends on Common Stock in certain circumstances.

     Cash payments of interest, net of interest capitalized, totaled $231 million in fiscal 1994; $171 million in fiscal 1993; and $151 million in fiscal 1992.

6.   Lease Obligations:

     The Company leases certain aircraft, airport terminal and maintenance facilities, ticket offices, and other property and equipment under agreements with terms of more than one year. Rent expense is generally recorded on a straight-line basis over the lease term.

     Amounts charged to rental expense for operating leases were $1.1 billion in fiscal 1994; $1.1 billion in fiscal 1993; and $1.0 billion in fiscal 1992.

     At June 30, 1994, the Company's minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows:


Years Ending                              Capital  Operating
June 30                                   Leases    Leases
- ------------                             -------- ----------
                                         (In Millions)
1995..................................   $  18    $   952
1996..................................      18        965
1997..................................      18        961
1998..................................      15        940
1999..................................      14        953
After 1999............................      44     12,605
                                         -----    -------
    Total minimum lease payments......     127    $17,376
                                                  =======
Less: Amounts representing interest...      30
                                         -----
Present value of future minimum
  capital lease payments..............      97
Less: Current obligations under
  capital leases......................      11
                                         -----
Long-term capital lease obligations...   $  86
                                         =====

     Special facility revenue bonds have been issued by certain municipalities and airport authorities to build or improve airport terminal and maintenance facilities that are leased under operating leases by Delta. Under these lease agreements, the Company is required to make rental payments sufficient to pay principal and interest on the bonds as they become due. At June 30, 1994, Delta had guaranteed $675 million principal amount of such bonds.

7.   Short-Term Borrowings:

     The maximum and average outstanding balances of short-term borrowings and the weighted average interest rates during fiscal 1994, 1993 and 1992 were as follows:

                                         1994    1993    1992
                                        ------  ------  ------
                                            (In Millions)
Maximum amount of
  borrowings outstanding
  during period........................  $164    $917    $933
Average daily borrowings
  during period........................  $  2    $251    $385
Weighted average interest
  rate on borrowings
  during period........................  5.03%   3.86%   4.60%


     At June 30, 1994 and 1993, no commercial paper or short-term notes were outstanding.

8.   Stock Options and Awards:

     Under the Company's stock option plans, selected employees have received awards of stock options and, prior to fiscal 1994, tandem stock appreciation rights.

     The option price for all stock options, and the base upon which stock appreciation rights are measured, is the fair market value of Common Stock on the date of grant. Awards exercised as stock appreciation rights are payable in a combination of cash and Common Stock.

     Transactions involving stock options and tandem stock appreciation rights during fiscal 1992, 1993 and 1994 were as follows:

                                 Awards      Award Price
                               ---------   ---------------
Balance July 1, 1991.........  1,705,800   $ 43.25-$68.375

Fiscal 1992:
  Granted....................    864,000        $73.125
  Exercised..................    (66,450)  $ 43.25-$67.375
                               ---------
Balance June 30, 1992........  2,503,350   $ 43.25-$73.125

Fiscal 1993:
  Exercised..................    (55,400)  $  43.25-$54.00
                               ---------
Balance June 30, 1993........  2,477,950   $  54.00-$73.125

Fiscal 1994:
  Granted....................    650,200        $54.375
  Exercised..................    (56,400)       $54.00
  Forfeited..................    (27,000)  $68.375-$73.125
                               ---------
Balance June 30, 1994........  3,014,750   $ 54.00-$73.125
                               =========

     Awards in fiscal 1994 were granted without tandem stock appreciation rights. Stock options and tandem stock appreciation rights are generally exercisable between one and ten years after the date of award. Awards outstanding as of June 30, 1994, and the option prices of those awards were as follows:


Date of Award            Awards Outstanding   Award Price
- -------------            ------------------   -----------
January 26, 1989.......        106,000          $54.00
January 25, 1990.......        662,550          $67.375
January 24, 1991.......        747,500          $68.375
January 23, 1992.......        848,500          $73.125
January 27, 1994.......        650,200          $54.375
                             ---------
                             3,014,750      $54.00-$73.125
                             =========

     Substantially all awards of stock options and tandem stock appreciation rights have been exercised as stock appreciation rights. In fiscal 1994, the Company issued 2,065 shares of Common Stock at $60.625 per common share in connection with the exercise of stock appreciation rights.

9.   Common and Preferred Stock:

     At June 30, 1994, 5,922,758 common shares were reserved for issuance under the 1989 Stock Incentive Plan, 5,900,199 common shares were reserved for conversion of the ESOP Preferred Stock, 17,490,494 common shares were reserved for conversion of the Series C Preferred Stock and 10,149,072 common shares were reserved for conversion of the 3.23% Convertible Subordinated Notes due 2003.

     Each outstanding share of Common Stock is accompanied by a preferred stock purchase right which entitles the holder to purchase from the Company 1/100th of a share of Series A Junior Participating Preferred Stock for $200, subject to adjustment in certain circumstances. The rights become exercisable only after a person or group acquires beneficial ownership of 20% or more of the Common Stock, or commences a tender or exchange offer that would result in such person or group beneficially owning 30% or more of the Common Stock. The rights expire on November 4, 1996, and may be redeemed by Delta for $0.05 per right until 15 days following the announcement that a person or group beneficially owns 20% or more of the Common Stock. Subject to certain conditions, if a person or group becomes the beneficial owner of 30% or more of the Common Stock, or a person or group beneficially owning 20% or more of the Common Stock receives compensation from Delta other than compensation for full-time employment as a regular employee, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, Common Stock having a value equal to two times the right's exercise price. In addition, subject to certain conditions, if Delta is involved in a merger or certain other business combination transactions, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the right's exercise price.

     Each share of ESOP Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into 0.8578 shares of Common Stock (a conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. If full cumulative dividends on the ESOP Preferred Stock have not been paid when due, Delta may not pay cash dividends on the Common Stock.

     On July 1, 1992, the Company issued 23 million Depositary Shares, each representing 1/1000th of a share of Series C Preferred Stock. Each share of Series C Preferred Stock bears annual cumulative cash dividends of $3,500 (equivalent to $3.50 per annum per Depositary Share); has a liquidation preference of $50,000 (equivalent to $50 per Depositary Share) plus accrued and unpaid dividends; and is convertible at any time at the option of the holder into shares of Common Stock at a conversion price of $65.75 per share of Common Stock (equivalent to a conversion rate of 0.7605 shares of Common Stock per Depositary Share), subject to adjustment in certain circumstances. Except under certain circumstances, the holders of the Series C Preferred Stock have no voting rights.

     The Series C Preferred Stock is redeemable by Delta at its option on and after July 1, 1995, for such number of shares of Common Stock as equals the liquidation preference of the Series C Preferred Stock being redeemed divided by the conversion price (equivalent to a conversion rate of 0.7605 shares of Common Stock for each Depositary Share), subject to adjustment in certain circumstances. Delta may exercise its redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange exceeds $82.125, subject to adjustment in certain circumstances.

     The Series C Preferred Stock ranks senior to the Common Stock and on a parity with the ESOP Preferred Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. The terms of the Series C Preferred Stock prohibit Delta from paying cash dividends on the Common Stock unless (1) all accrued and unpaid dividends on the Series C Preferred Stock and the ESOP Preferred Stock have been paid or set apart for payment; and (2) sufficient funds have been paid or set apart for payment for the current dividend period with respect to the Series C Preferred Stock and the ESOP Preferred Stock.

10.  Income Taxes:

     Effective July 1, 1992, Delta adopted SFAS 109, which changed the Company's method of accounting for income taxes from the deferred method to the liability method. As permitted under the new rules, prior years' financial statements have not been restated to reflect the change in accounting method. The cumulative effect of adopting SFAS 109 decreased the net loss for fiscal 1993 by $231 million.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 1994 and 1993, are a result of temporary differences related to the items described as follows:

                                           1994                  1993
                                       Deferred Tax          Deferred Tax
                                    Assets  Liabilities   Assets  Liabilities
                                    ------  -----------   ------  -----------
                                                 (In Millions)
Postretirement benefits...........  $  564     $   --     $  528    $   --
Gains on sale and lease-
  back transactions (net).........     380         --        371        --
Net operating loss
  carryforwards...................     237         --         74        --
Alternative minimum tax
  credit carryforwards............     185         --        193        --
Rent expense......................     167         --        142        --
Restructuring charges.............     162         --         22        --
Other employee benefits...........     137         --        150        --
Spare parts repair expense........      85         --         74        --
Depreciation and
  amortization....................      --      1,008         --       857
Other.............................     172        185        127       146
                                    ------     ------     ------    ------
                                    $2,089     $1,193     $1,681    $1,003
                                    ======     ======     ======    ======

     Management believes, based on the Company's earnings history, the actions that the Company has already taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1994.

     The income tax benefit generated in fiscal 1994, 1993 and 1992 consisted of:

                                                     1994       1993      1992
                                                    ------     ------    ------
                                                          (In Millions)
Current taxes...................................   $   8      $  25      $ 148
Deferred taxes..................................     227        207        123
Increase in corporate
  statutory rate................................      13         --         --
Tax benefit of dividends on
  allocated ESOP Preferred Stock................       2          2         --
                                                   -----      -----      -----
                                                     250        234        271
                                                   -----      -----      -----
Amortization of investment
  tax credits                                          1          2          9
                                                   -----      -----      -----
Income tax benefit                                 $ 251      $ 236      $ 280
                                                   =====      =====      =====

     Components of the deferred tax benefits (provisions) are as follows:

                                                     1994       1993      1992
                                                    ------     ------    ------
                                                          (In Millions)
Postretirement benefits.........................   $  36      $  48       $ --
Gains on sale and leaseback
  transactions..................................       9          4         68
Net operating loss carryforwards................     163         74         --
Alternative minimum tax
  credit carryforwards..........................      (8)       114         58
Rent expense....................................      25         22         36
Restructuring charges...........................     140         22         --
Pension expense.................................     (15)        22         35
Depreciation and amortization...................    (151)      (117)      (106)
Software development costs......................     (17)       (12)         3
Other, net......................................      45         30         29
                                                   -----      -----      -----
                                                   $ 227      $ 207      $ 123
                                                   =====      =====      =====

     The income tax benefits generated for fiscal 1994, 1993 and 1992 differ from amounts which would result from applying the federal statutory tax rate to pretax loss, as follows:

                                      1994    1993    1992
                                     ------  ------  ------
                                         (In Millions)
Loss before income taxes...........  $ 660   $ 651   $ 786
Depreciation and amortization
  not deductible for tax purposes..     (9)    (11)    (33)
Other, net.........................    (16)     (8)    (13)
                                     -----   -----   -----
Adjusted pretax loss...............    635     632     740
Statutory rate.....................  x 35%   x 34%   x 34%
                                     -----   -----   -----
Income tax benefit at
  statutory rate...................    222     215     251
State and other income taxes, net
  of federal income tax benefit....     15      19      20
Benefit due to increase in
  corporate statutory tax rate.....     13      --      --
Amortization of investment
  tax credits......................      1       2       9
                                     -----   -----   -----
Income tax benefit.................  $ 251   $ 236   $ 280
                                     =====   =====   =====

     The Company received income tax refunds, net of cash income tax payments, of $13 million in fiscal 1994, $166 million in fiscal 1993 and $34 million in fiscal 1992.

11.  Employee Stock Ownership Plan:

     The Company sponsors the Delta Family-Care Savings Plan (Savings Plan), a qualified defined contribution pension plan under which eligible Delta personnel may contribute a portion of their earnings. The Savings Plan includes an employee stock ownership plan (ESOP) feature. Subject to certain conditions, the Company contributes to the ESOP 50% of a participant's contributions to the Savings Plan, up to a maximum employer contribution of 2% of a participant's earnings.

     In connection with the adoption of the ESOP, the Company sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for approximately $500 million. The Company has recorded unearned compensation to reflect the value of ESOP Preferred Stock sold to the ESOP but not yet allocated to individual participants' accounts. As shares of the ESOP Preferred Stock are allocated to participants, compensation expense is recorded and unearned compensation is reduced. Interest expense on the ESOP Notes is also recorded as an additional component of ESOP expense. The compensation and interest components of ESOP costs are reduced by the amount of dividends accrued on the ESOP Preferred Stock.

     Delta recorded compensation and interest expense, made cash contributions to the ESOP, and incurred actual interest on the ESOP Notes in fiscal 1994, 1993 and 1992, as follows:

                                  1994   1993   1992
                                 ------ ------ ------
                                    (In Millions)
Compensation expense...........   $29   $27   $23
Interest expense...............    20    20    20
Cash contributions, including
  dividends on the ESOP
  Preferred Stock..............    50    43    52
Actual interest on ESOP Notes..    34    35    36


     Effective July 1, 1994, Delta adopted American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," which changed the Company's method of accounting for the dividends on unallocated shares of ESOP Preferred Stock. This change will not have a material effect on Delta's financial position or results of operations.

12.  Employee Benefit Plans:

     Substantially all of the Company's permanent employees are covered under various defined benefit pension plans, medical plans, and disability and survivorship plans, and certain employees meeting service requirements are eligible to participate in the Savings Plan discussed in Note 11.

Defined Benefit Pension Plans

     The following table sets forth the defined benefit pension plans' funded status and amounts recognized in Delta's Consolidated Balance Sheets as of June 30, 1994 and 1993:

                                                                1994      1993
                                                               ------    ------
                                                                 (In Millions)

Actuarial present value of benefit
  obligations:
    Accumulated benefit obligation/1/........................  $4,518    $3,823
                                                               ======    ======
    Projected benefit obligation.............................  $5,846    $5,344
Plan assets at fair value/2/.................................   5,365     4,974
                                                               ------    ------
Projected benefit obligation in
  excess of plan assets......................................     481       370
Unrecognized net loss........................................    (176)     (122)
Unrecognized transition obligation...........................     (67)      (72)
Unrecognized prior service cost..............................      (8)       (9)
                                                               ------    ------
Accrued pension cost recognized in the
  consolidated balance sheets................................  $  230    $  167
                                                               ======    ======

/1/Substantially all of the accumulated benefit obligation is vested.

/2/Plan assets were invested at June 30, 1994, approximately as follows: cash equivalents (8%), government and corporate bonds and notes (21%), common stock and other equity-oriented investments (67%) and real estate investments (4%).

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.25% and 4.8%, respectively, at June 30, 1994, and 8.5% and 4.9%, respectively, at June 30, 1993. The expected long-term rate of return on assets was 10% at June 30, 1994 and 1993.

     Effective April 1, 1993, the Company increased the expected annual return on plan assets associated with defined benefit pension plans from 9% to 10%. This change reduced pretax operating expenses by $13 million and decreased net loss by $8 million ($0.16 per common share) in fiscal 1993.

     The net periodic cost of defined benefit pension plans for fiscal 1994, 1993 and 1992 included the following components:

                                                1994     1993     1992
                                               ------   ------   ------
                                                     (In Millions)

Service cost -- benefits earned
  during the year..........................    $ 248    $ 240    $ 217
Interest cost on projected
  benefit obligation.......................      466      431      389
Actual return on plan assets...............     (355)    (647)    (494)
Net amortization and deferral..............     (119)     259      153
                                               -----    -----    -----
Net periodic pension cost..................    $ 240    $ 283    $ 265
                                               =====    =====    =====


Postretirement Benefits Other Than Pensions

     Delta's medical plans provide medical and dental benefits to substantially all retirees and their eligible dependents. Benefits are funded from general assets on a current basis, although amounts sufficient to pay claims incurred, but not yet paid, are held in trust. Plan benefits are subject to co-payments, deductibles and certain other limits described in the plans and are reduced once a retiree is eligible for Medicare. The Company has reserved the right to modify or terminate the medical and dental plans for both current and future retirees.

     Effective July 1, 1992, the Company adopted SFAS 106, which requires the accrual of the cost of providing postretirement benefits over the active service period of the employee. The Company adopted SFAS 106 using the immediate recognition transition option and recorded a one-time pretax charge of $1.3 billion ($818 million after tax) as the cumulative effect of the accounting change. Prior to fiscal 1993, postretirement benefit expense was recognized when claims were paid. The total cost of these postretirement benefits was $25 million in fiscal 1992.

     Net periodic postretirement benefit cost for fiscal 1994 and 1993 included the following components:

                                                1994      1993
                                               ------    ------
                                                (In Millions)

Service cost -- benefits earned
  during the year............................  $   35    $   47
Interest cost on accumulated postretirement
  benefit obligation.........................     101       119
Amortization of prior service cost...........     (31)       --
Amortization of accumulated losses...........       6        --
                                               ------    ------
Net periodic postretirement benefit cost.....  $  111    $  166
                                               ======    ======

The accumulated postretirement benefit obligation (APBO) at June 30, 1994 and 1993 consisted of the following components:

                                     1994     1993
                                    ------   ------
                                     (In Millions)

Retirees and dependents............ $  810   $  589
Fully eligible participants........    352      358
Other active participants..........    262      222
                                    ------   ------
Total accumulated postretirement
  benefit obligation...............  1,424    1,169
Unamortized prior service cost
  (from plan changes)..............    405      450
Unrecognized net loss..............   (132)    (192)
                                    ------   ------
Accrued postretirement cost........ $1,697   $1,427
                                    ======   ======

     The weighted average discount rate used to estimate the APBO was 8.25% at June 30, 1994, and 8.50% at June 30, 1993. The assumed health care cost trend rate used in measuring the APBO was 9.5% and 10% at June 30, 1994 and 1993, respectively, declining gradually to 4 1/2% by June 30, 2002, and remaining level thereafter. Increasing the assumed health care cost trend rate annually by 1% for all future years would increase the APBO as of June 30, 1994, by approximately $126 million, and the net periodic postretirement benefit cost by $17 million for fiscal 1994.

     Included in the restructuring charges described in Note 14 are aggregate charges of $112 million and $198 million for defined benefit pension plans and postretirement benefit plans, respectively. These charges represent costs primarily associated with special termination benefits and curtailment losses related to workforce reductions.

     Gains and losses that occur because actual experience differs from that assumed will be amortized over the average future service period of employees. Amounts allocable to prior service for amendments to retiree insurance plans are amortized in a similar manner.

     The Company continues to evaluate ways in which it can better manage employee benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

Postemployment Benefits

     The Company provides certain benefits to its former or inactive employees after employment but before retirement. Such benefits primarily include those related to disability and survivorship plans.

     Effective July 1, 1994, Delta adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112), which requires recognition of the liability for postemployment benefits during the period of employment.

     Adoption of SFAS 112 will result in a cumulative after-tax transition benefit of approximately $100 million, primarily due to the net overfunded status of the Company's disability and survivorship plans. Future period expenses will vary based on actual claims experience and the return on plan assets.

13.  Investments in Associated Companies:

     The Company's percent ownership in associated companies at June 30, 1994, and equity earnings for fiscal 1994, 1993 and 1992 were as follows:

                                    Equity Earnings
                      Percent    ----------------------
Investment           Ownership    1994    1993    1992
- ----------           ---------   ------  ------  ------
                                      (In Millions)
WORLDSPAN..........      38.0%     $ 1     $ 5     $ 3
ASA................      23.3       12       9       8
Comair.............      20.6        6       4       3
SkyWest............      13.6        2       1      --


     WORLDSPAN provides reservations services to Delta, which are billed to Delta in the form of segment fees; such fees were $60 million in fiscal 1994, $47 million in fiscal 1993 and $46 million in fiscal 1992. Additionally, Delta made monthly subscriber support payments to WORLDSPAN; these payments totaled $23 million in fiscal 1994, $32 million in fiscal 1993 and $40 million in fiscal 1992. Delta provides communications, information processing and administrative services to WORLDSPAN; WORLDSPAN reimbursed Delta for these services in the amount of $15 million in fiscal 1994, $26 million in fiscal 1993 and $32 million in fiscal 1992.

14.  Restructuring Charges:

     During fiscal 1993 and 1994, the Company recorded pretax restructuring charges of $82 million ($1.05 primary and fully diluted per common share) and $526 million ($6.59 primary and fully diluted per common share), respectively. These charges are summarized in the table below:

                                             Charges (Credits)
                                         -----------------------    Amounts
                                          1993      1994   Total    Utilized
                                         ------    ------  -----    --------
Fleet Simplification.................    $  82      $(24)   $ 58      $ 58
Early Retirement
  Program............................       --       112     112        --
Leadership 7.5 Initiatives...........       --       438     438        77
                                         -----     -----    ----      ----
  Totals.............................    $  82      $526    $608      $135
                                         =====     =====    ====      ====

     During fiscal 1993, the Company recorded an $82 million restructuring charge related to the planned retirement of 21 Airbus A310 aircraft acquired in 1991 in connection with the Company's purchase of certain assets from Pan Am Corporation and certain of its subsidiaries (Pan Am). The Company returned 17 of these aircraft to lessors during fiscal 1994, recognizing cash and non-cash costs totaling $28 million and $30 million, respectively, and reversed $24 million of the restructuring charge due to lower than expected maintenance costs associated with the return of the 17 aircraft.

     During the December 1993 quarter, Delta recorded a $112 million restructuring charge primarily for special termination benefits relating to an early retirement program under which approximately 1,500 employees elected to retire effective November 1, 1993.

     During the June 1994 quarter, the Company announced a three-year restructuring program, Leadership 7.5, with a goal of reducing its annual operating expenses by approximately $2 billion by the end of the June 1997 quarter. This program includes expected cost savings from planned workforce reductions of 12,000 to 15,000 jobs, which will be accomplished through voluntary programs, including early retirement incentives, leaves of absence and severance programs, as well as furloughs; the reengineering of processes in the Company's Technical Operations division, resulting in increased productivity and reductions in inventory levels; the suspension of service in certain transatlantic markets; the phase-out of the A310 fleet; and the closing of certain facilities. During the June 1994 quarter, the Company recorded a restructuring charge of $414 million for these Leadership 7.5 initiatives, net of the $24 million reversal related to the fleet simplification charge discussed above.

     This $414 million charge includes $280 million for workforce reductions of approximately 8,700 employees expected to occur during fiscal 1995, including pension plan curtailment losses of $33 million, special termination benefits of $165 million (for approximately 2,500 employees), and severance payments and related costs of $82 million. Cash outlays for severence payments are expected to occur substantially during fiscal 1995. Payments associated with the curtailment loss and special termination benefits will be expended as required for funding appropriate pension and other postretirement plans in future years.

     Also included in the $414 million restructuring charge is $134 million representing cash and noncash costs associated with reductions in inventory levels, the suspension of service in certain transatlantic markets, and lease termination costs for facilities to be abandoned as a result of the restructuring. Cash costs of approximately $81 million are expected to occur primarily during fiscal 1995 and 1996. The remaining $53 million represents noncash costs.

15.  Transactions with Pan Am Corporation:

     Pursuant to an asset purchase agreement with Pan Am dated July 27, 1991, as amended, Delta purchased certain assets relating to Pan Am's Boston-New York-Washington, D.C. Shuttle and route authorities to Europe, Asia and Africa. The purchased assets included substantially all of Pan Am's transatlantic route authorities and related beyond rights; certain take-off and landing authorizations and slots; equity interests in three used A310-200 aircraft and certain aircraft spare engines and spare parts; and leasehold interests in certain airport facilities.

     Delta's purchase price under the asset purchase agreement was $416 million, subject to certain adjustments. Delta also assumed certain liabilities, including $66 million in mortgages on acquired assets, and agreed to honor up to $100 million of Pan Am's passenger tickets under certain circumstances. In connection with these asset purchases, Delta hired approximately 7,800 Pan Am personnel and entered into operating leases with respect to 42 used aircraft. Delta also agreed, subject to certain terms and conditions, to participate in a plan of reorganization for Pan Am and to provide Pan Am with certain debtor-in-possession financing (DIP Loan) prior to the effective date of its proposed plan of reorganization.

     The $115 million principal amount of the DIP Loan, plus accrued interest of $30 million, is outstanding and reflected as an asset in Delta's Consolidated Balance Sheets as of June 30, 1994. These amounts are secured by a lien on substantially all of Pan Am's remaining assets, but are subject to prior liens of approximately $60 million in favor of the Pan Am Shuttle bankruptcy estate and certain other liens on specific assets. As a result of the sale of Pan Am's assets, Delta expects Pan Am will have sufficient funds to repay in full these amounts due Delta under the DIP Loan, although there can be no assurance this will be the case. Management believes the book value of the DIP Loan as recorded in the Company's Consolidated Balance Sheets approximates its fair value. Certain litigation involving the DIP Loan is discussed in Note 16.

16.  Contingencies:

     On March 6, 1992, Pan Am and the Official Committee of Unsecured Creditors of Pan Am (Creditors Committee), together with the Ad Hoc Committee of Administrative and Priority Creditors of Pan Am, filed a consolidated amended complaint (the Complaint) against Delta relating to Delta's participation in Pan Am's proposed plan of reorganization. The Complaint alleges, among other things, that Delta breached its contractual obligations and promises to participate in the plan of reorganization; violated its duty of good faith and fair dealing; breached its fiduciary duties to Pan Am and its creditors; and acted in bad faith. The plaintiffs are seeking to disallow, or to subordinate to the claims of Pan Am's general unsecured creditors, all claims Delta may have against Pan Am, including the repayment of the $115 million principal amount of the DIP Loan; to impose a constructive trust for the benefit of Pan Am's creditors on the profits Delta receives or should have received from the assets Delta purchased from Pan Am under the asset purchase agreement dated July 27, 1991, as amended (See Note 15); to recover at least $2.5 billion in compensatory damages plus punitive damages, costs and attorneys' fees; and to obtain such other relief as the Court deems appropriate. In addition, the Creditors Committee is seeking, independently and in its own right, unspecified compensatory and punitive damages for, among other things, loss of its potential equity interest in, and loss of employment by Pan Am employees with, a reorganized Pan Am. The trial of this lawsuit was held between May 4, 1994 and June 10, 1994 before the United States District Court for the Southern District of New York, which has not yet issued its decision. Several other lawsuits have been filed against Delta relating to its participation in Pan Am's proposed plan of reorganization.

     Delta believes that it complied with all of its obligations to Pan Am and the Creditors Committee and that the actions filed against it are without merit, and it intends to continue to defend these matters vigorously. Although the ultimate outcome of these matters cannot be predicted with certainty and could have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity, management presently believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity.

     The Company is also a defendant in certain legal actions relating to alleged employment discrimination practices, other matters concerning past and present employees, environmental issues and other matters concerning the Company's business. Given the unsettled status of the law in many of the areas involved, the ultimate outcome of these matters cannot be predicted with certainty. Although the ultimate outcome of these matters could have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity, management presently believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity.

17.  Foreign Operations:

     Delta conducts operations in various foreign countries, principally in North America, Europe, the Middle East and Asia. Operating revenues from foreign operations were approximately $2.8 billion in fiscal 1994, $2.6 billion in fiscal 1993 and $1.9 billion in fiscal 1992.

18.  Quarterly Financial Data (Unaudited):

     The following is a summary of the unaudited quarterly results of operations for fiscal 1994 and 1993 (dollars in millions, except per share amounts):

                                                Three Months Ended
                                      ----------------------------------------
                                      Sept. 30   Dec. 31    Mar. 31    June 30
                                      --------   -------    -------    -------
Fiscal 1994
- -----------
Operating revenues.................   $ 3,220   $ 3,017   $ 2,943      $ 3,179
                                      =======   =======   =======      =======
Operating income (loss)............   $   121   $  (180)  $   (67)     $  (321)
                                      =======   =======   =======      =======
Net income (loss)..................   $    60   $  (141)  $   (78)     $  (250)
                                      =======   =======   =======      =======
Primary and fully
  diluted income (loss)
  per common share.................   $  0.65   $ (3.36)  $ (2.10)     $ (5.50)
                                      =======   =======   =======      =======

Fiscal 1993
- -----------
Operating revenues.................   $ 3,064   $ 2,875   $ 2,927      $ 3,131
                                      =======   =======   =======      =======
Operating income (loss)............   $  (194)  $  (227)  $  (211)     $    57
                                      =======   =======   =======      =======
Income (loss) before
  cumulative effect of
  accounting changes...............   $  (125)  $  (145)  $  (152)     $     7
Cumulative effect of
  accounting changes...............      (587)       --        --           --
                                      -------   -------   -------      -------
Net income (loss)..................   $  (712)  $  (145)  $  (152)     $     7
                                      =======   =======   =======      =======
Primary and fully
  diluted loss per
  common share:
    Loss before
      cumulative effect of
      accounting
      changes......................   $ (3.07)  $ (3.46)  $ (3.61)     $ (0.41)
    Cumulative effect
      of accounting
      changes......................    (11.81)       --        --           --
                                      -------   -------   -------      -------
        Net loss...................   $(14.88)  $ (3.46)  $ (3.61)     $ (0.41)
                                      =======   =======   =======      =======

     Operating expenses for the December 1993 quarter include a $112 million restructuring charge for costs associated with the early retirement of approximately 1,500 employees who elected to retire effective November 1, 1993. Operating expenses for the June 1994 quarter include a $414 million restructuring charge for costs associated with the Leadership 7.5 program. See
Note 14.

     The September 1992 quarter was restated for a cumulative charge of $587 million as a result of the adoption of SFAS Nos. 106 and 109 (see Notes 12 and 10, respectively). The September 1992, December 1992, and March 1993 quarters were restated for an operating expense increase of $32 million per quarter related to SFAS 106. Operating expenses for the March 1993 quarter include an $82 million restructuring charge associated with the retirement of certain aircraft. The June 1993 quarter results reflect a $34 million decrease in depreciation expense related to a change in depreciation policy (see Note 1), and a $13 million operating expense reduction due to a change in assumption on the expected annual return on plan assets associated with defined benefit pension plans from 9% to 10% (see Note 12).

CONSOLIDATED SUMMARY OF OPERATIONS   For the years ended June 30
(Dollars in millions, except per share figures)

                                                                              1994/2/         1993/3/        1992           1991
- ----------------------------------------------------------------------------------------------------------------------------------
Operating Revenues
    Passenger......................................................      $    11,316     $    11,075    $    10,115    $     8,567
    Cargo..........................................................              769             698            588            476
    Other, net.....................................................              274             224            134            128
                                                                         -----------     -----------    -----------    -----------
Total operating revenues...........................................           12,359          11,997         10,837          9,171
Operating expenses.................................................           12,806          12,572         11,512          9,621
                                                                         -----------     -----------    -----------    -----------
Operating income (loss)............................................             (447)           (575)          (675)          (450)
Interest expense, net/1/...........................................             (271)           (177)          (151)           (97)
Gain (loss) on disposition of flight equipment.....................                2              65             35             17
Miscellaneous income, net..........................................               56              36              5             30
                                                                         -----------     -----------    -----------    -----------
Income (loss) before income taxes..................................             (660)           (651)          (786)          (500)
Income tax benefit (provision).....................................              250             233            271            163
Amortization of investment tax credits.............................                1               3              9             13
                                                                         -----------     -----------    -----------    -----------
Net income (loss)..................................................             (409)           (415)          (506)          (324)
Preferred stock dividends..........................................             (110)           (110)           (19)           (19)
                                                                         -----------     -----------    -----------    -----------
Net income (loss) attributable to common
  stockholders.....................................................      $      (519)    $      (525)   $      (525)   $      (343)
                                                                         ===========     ===========    ===========    ===========
    Net income (loss) per common share:
        Primary....................................................      $    (10.32)    $    (10.54)   $    (10.60)   $     (7.73)
                                                                         ===========     ===========    ===========    ===========
        Fully diluted..............................................      $    (10.32)    $    (10.54)   $    (10.60)   $     (7.73)
                                                                         ===========     ===========    ===========    ===========
Dividends declared on common stock.................................      $        10     $        35    $        59    $        54
    Dividends declared per common share............................      $      0.20     $      0.70    $      1.20    $      1.20
/1/Has been reduced by interest capitalized of.....................      $        33     $        62    $        70    $        65

/2/Results include $526 million in pretax restructuring charges ($6.59 per common share).
/3/Results include $82 million pretax restructuring charge ($1.05 per common share) and exclude $587 million after-tax cumulative effect of changes in accounting standards ($11.78 per common share).


                                                                           1990             1989           1988          1987
                                                                         -------------------------------------------------------
Operating Revenues
    Passenger......................................................      $    8,043    $     7,580    $     6,443   $     4,922
    Cargo..........................................................             416            393            350           280
    Other, net.....................................................             124            116            122           116
                                                                         ----------    -----------    -----------   -----------
Total operating revenues...........................................           8,583          8,089          6,915         5,318
Operating expenses.................................................           8,163          7,411          6,418         4,913
                                                                         ----------    -----------    -----------   -----------
Operating income (loss)............................................             420            678            497           405
Interest expense, net/1/...........................................             (27)           (39)           (65)          (62)
Gain (loss) on disposition of flight equipment.....................              18             17             (1)           96
Miscellaneous income, net..........................................              57             55             25             8
                                                                         ----------    -----------    -----------   -----------
Income (loss) before income taxes..................................             468            711            456           447
Income tax benefit (provision).....................................            (187)          (279)          (181)         (219)
Amortization of investment tax credits.............................              22             29             32            36
                                                                         ----------    -----------    -----------   -----------
Net income (loss)..................................................             303            461            307           264
Preferred stock dividends..........................................             (18)            --             --            --
Net income (loss) attributable to common                                 ----------    -----------    -----------   -----------
  stockholders.....................................................      $      285    $       461    $       307   $       264
    Net income (loss) per common share:                                  ==========    ===========    ===========   ===========
        Primary....................................................      $     5.79    $      9.37    $      6.30   $      5.90
                                                                         ==========    ===========    ===========   ===========
        Fully diluted..............................................      $     5.28    $      9.37    $      6.30   $      5.90
                                                                         ==========    ===========    ===========   ===========
Dividends declared on common stock.................................      $       85    $        59    $        59   $        44
    Dividends declared per common share............................      $     1.70    $      1.20    $      1.20   $      1.00
/1/Has been reduced by interest capitalized of.....................      $       57    $        32    $        32   $        32

                                                                                  1986             1985           1984
                                                                             -------------------------------------------
Operating Revenues
    Passenger......................................................          $     4,132      $     4,377    $     3,964
    Cargo..........................................................                  240              235            240
    Other, net.....................................................                   88               72             60
                                                                             -----------      -----------    -----------
Total operating revenues...........................................                4,460            4,684          4,264
Operating expenses.................................................                4,426            4,318          4,052
                                                                             -----------      -----------    -----------
Operating income (loss)............................................                   34              366            212
Interest expense, net/1/...........................................                  (55)             (62)          (110)
Gain (loss) on disposition of flight equipment.....................                   16               94            130
Miscellaneous income, net..........................................                    8                7              9
                                                                             -----------      -----------    -----------
Income (loss) before income taxes..................................                    3              405            241
Income tax benefit (provision).....................................                    2             (187)          (103)
Amortization of investment tax credits.............................                   42               41             38
                                                                             -----------      -----------    -----------
Net income (loss)..................................................                   47              259            176
Preferred stock dividends..........................................                   --               --             --
Net income (loss) attributable to common                                     -----------      -----------    -----------
  stockholders.....................................................          $        47      $       259    $       176
    Net income (loss) per common share:                                      ===========      ===========    ===========
        Primary....................................................          $      1.18      $      6.50    $      4.42
                                                                             ===========      ===========    ===========
        Fully diluted..............................................          $      1.18      $      6.50    $      4.42
                                                                             ===========      ===========    ===========
Dividends declared on common stock.................................          $        40      $        28    $        24
    Dividends declared per common share............................          $      1.00      $      0.70    $      0.60
/1/Has been reduced by interest capitalized of.....................          $        24      $        22    $        18


OTHER FINANCIAL AND STATISTICAL DATA   For the years ended June 30
(Dollars in millions, except share figures)

                                                              1994            1993           1992           1991
- ------------------------------------------------------------------------------------------------------------------
Total assets.........................................     $   11,896      $   11,871     $   10,162     $    8,411
Long-term debt and capital leases....................     $    3,228      $    3,716     $    2,833     $    2,059
Stockholders' equity.................................     $    1,467      $    1,913     $    1,894     $    2,457
Shares of common stock outstanding at year end.......     50,453,272      50,063,841     49,699,098     49,401,779

Revenue passengers enplaned (Thousands)..............         87,399          85,085         77,038         69,127
Available seat miles (Millions)......................        131,780         132,282        123,102        104,328
Revenue passenger miles (Millions)...................         85,206          82,406         72,693         62,086
Operating revenue per available seat mile............          9.38c           9.07c          8.80c          8.79c
Passenger mile yield.................................         13.28c          13.44c         13.91c         13.80c
Cost per available seat mile.........................          9.72c           9.50c          9.35c          9.22c
Passenger load factor................................         64.66%          62.30%         59.05%         59.51%
Breakeven passenger load factor......................         67.21%          65.53%         62.99%         62.64%

Available ton miles (Millions).......................         18,302          18,182         16,625         13,825
Revenue ton miles (Millions).........................          9,911           9,503          8,361          7,104
Cost per available ton mile..........................         69.97c          69.14c         69.24c         69.59c


                                                             1990             1989           1988             1987
                                                         --------------------------------------------------------------
Total assets.........................................    $    7,227       $    6,484     $    5,748       $    5,342
Long-term debt and capital leases....................    $    1,315       $      703     $      729       $    1,018
Stockholders' equity.................................    $    2,596       $    2,620     $    2,209       $    1,938
Shares of common stock outstanding at year end.......    46,086,110       49,265,884     49,101,271       48,639,469

Revenue passengers enplaned (Thousands)..............        67,240           64,242         58,565           48,173
Available seat miles (Millions)......................        96,463           90,742         85,834           69,014
Revenue passenger miles (Millions)...................        58,987           55,904         49,009           38,415
Operating revenue per available seat mile............         8.90c            8.91c          8.06c            7.71c
Passenger mile yield.................................        13.63c           13.56c         13.15c           12.81c
Cost per available seat mile.........................         8.46c            8.17c          7.48c            7.12c
Passenger load factor................................        61.15%           61.61%         57.10%           55.66%
Breakeven passenger load factor......................        57.96%           56.09%         52.69%           51.09%

Available ton miles (Millions).......................        12,500           11,725         11,250            9,000
Revenue ton miles (Millions).........................         6,694            6,338          5,557            4,327
Cost per available ton mile..........................        65.30c           63.21c         57.05c           54.60c


                                                              1986             1985           1984
                                                         --------------------------------------------
Total assets.........................................     $    3,785       $    3,627     $    3,269
Long-term debt and capital leases....................     $      869       $      535     $      671
Stockholders' equity.................................     $    1,302       $    1,287     $    1,049
Shares of common stock outstanding at year end.......     40,116,383       39,958,467     39,761,154

Revenue passengers enplaned (Thousands)..............         39,582           39,341         36,320
Available seat miles (Millions)......................         53,336           51,637         50,935
Revenue passenger miles (Millions)...................         30,123           29,062         26,099
Operating revenue per available seat mile............          8.36c            9.07c          8.37c
Passenger mile yield.................................         13.72c           15.06c         15.19c
Cost per available seat mile.........................          8.30c            8.36c          7.96c
Passenger load factor................................         56.48%           56.28%         51.24%
Breakeven passenger load factor......................         56.01%           51.57%         48.51%

Available ton miles (Millions).......................          6,934            6,668          6,569
Revenue ton miles (Millions).........................          3,372            3,275          2,984
Cost per available ton mile..........................         63.82c           64.76c         61.69c


The financial and statistical information presented above reflects the Company's acquisition of Western Air Lines, Inc. on December 18, 1986.

                              [Inside Back Cover]