Form 10-K, Exhibit 13
period 1995-06-30
DELTA AIR LINES INC /DE/
filed 1995-09-28
CIK 27904

                                                                  EXHIBIT 13


OPERATIONAL
REVIEW

LEADERSHIP 7.5

         On April 28, 1994, Delta announced Leadership 7.5, a three-year plan for with the goal of reducing the Company's annual operating expenses by approximately $2 billion by the end of the June 1997 quarter. Delta also established operating cost per available seat mile (unit cost) goals of 8.6c. for the June 1995 quarter, 8.0c. for the June 1996 quarter and 7.5c. for the June 1997 quarter. These unit cost goals reflect the phase-in of the approximately $2 billion in targeted cost savings, exclude restructuring and other nonrecurring charges, and assume other costs and operating capacity remain at calendar 1993 levels. To the extent other costs increase, the Company will seek additional cost reductions to achieve its goals.

         Industry events during fiscal 1995 validated Delta's determination that cost reductions are essential to compete in today's highly competitive airline industry. Low-cost, low-fare carriers increased their presence in domestic markets, resulting in continued reductions in Delta's domestic passenger mile yield and flat or declining domestic unit revenue. At the end of fiscal 1995, approximately 60% of Delta's domestic origin and destination revenue passenger miles were in markets also served by low-cost, low-fare

                                   [GRAPH]

Percent of Delta's Domestic RPM's Competitive with
Low-Fare Carriers

        Period          Percent
        ------          -------
      June 1995           60%
      June 1994           57
      June 1993           32

carriers, up from 57% at the end of fiscal 1994. The airline industry has experienced a permanent shift in the preferences of its customers, with more business and leisure passengers citing ticket prices as the most important factor in their purchase decisions.

         At the beginning of the Leadership 7.5 program, 11 internal teams developed plans to reach cost reduction goals for their areas. During fiscal 1995, additional teams were established to examine areas outside or beyond the scope of the first phase of Leadership 7.5.

         Leadership 7.5 initiatives made a significant contribution to Delta's operating profit in fiscal 1995. The Company achieved its first Leadership 7.5 unit cost target, recording a unit cost of 8.39c. for the June 1995 quarter.
By the end of fiscal 1995, the implementation of initiatives expected to generate approximately $1.6 billion in annual cost reductions was in process or completed.

         Key initiatives contributing to fiscal 1995 cost reductions included:

    - Outsourcing of certain non-passenger contact functions and changes in staffing formulas in Airport Customer Service, resulting in the reduction of approximately 3,700 full-time equivalent employees.
    - Re-engineering of processes in Technical Operations, resulting in the elimination of approximately 2,300 full-time equivalent employees and reductions in inventory.
    - Implementing a maximum travel agent commission payment of $25 one-way or $50 roundtrip for any domestic ticket with a base fare in excess of $250 or $500, respectively.
    - Adjusting service levels on certain flights and improving flight attendant productivity through staffing changes.
    - Changing a number of employee medical and other benefit programs, with greater emphasis on managed care through preferred provider networks.
    - Realigning the Company's domestic route system, with a focus on increasing flying in longer-haul markets and repositioning resources to produce greater revenue and operating efficiencies.
    -    Implementing the planned phase-out of the Airbus A310 fleet.

         Changes in the Company's collective bargaining agreement with the Air Line Pilots Association (ALPA), which represents the Company's 8,100 pilots, are critical to the continued success of Leadership 7.5 and the Company's ability to achieve its future unit cost targets. Delta is seeking $340 million in annual productivity improvements and wage and benefit reductions from its pilots. The collective bargaining agreement became amendable January 1, 1995, and federally mediated negotiations are currently in progress. The outcome of these negotiations cannot presently be determined.

       Delta's cost reduction and unit cost goals are aggressive, and no assurance can be given that Delta will achieve these goals.

                                   [GRAPH]

Leadership 7.5 Targets
Operating Cost/ASM (in cents)

June Quarters           Actual          Target
-------------           ------          ------
   1995                 8.39 c          8.6 c
   1996                  -              8.0
   1997                  -              7.5

                            DELTA AIR LINES, INC.

AIRCRAFT FLEET

       Delta's fleet of 543 aircraft is among the youngest and most technologically advanced in the U.S. airline industry. During fiscal 1995, Delta focused on refining its aircraft fleet plan to increase operating efficiency and reduce costs.

                                 AIRCRAFT FLEET
                                At June 30, 1995

                                 Average Age of
                                 Aircraft Type
Type of Aircraft                    (Years)            Owned             Leased          Total
----------------                ---------------        -----             ------          -----
A310-300  . . . . . . . . .         1.7                   -                 9               9
B-727-200 . . . . . . . . .        18.3                 106                28             134
B-737-200 . . . . . . . . .        10.6                   1                53              54
B-737-300 . . . . . . . . .         9.4                   -                13              13
B-757-200 . . . . . . . . .         6.5                  44                41              85
B-767-200 . . . . . . . . .        12.1                  15                -               15
B-767-300 . . . . . . . . .         6.1                   2                24              26
B-767-300ER . . . . . . . .         3.4                   8                 7              15
L-1011-1  . . . . . . . . .        18.3                  32                -               32
L-1011-200  . . . . . . . .        17.0                   1                -                1
L-1011-250  . . . . . . . .        12.7                   6                -                6
L-1011-500  . . . . . . . .        14.4                  17                -               17
MD-11 . . . . . . . . . . .         2.4                   4                 7              11
MD-88 . . . . . . . . . . .         5.0                  63                57             120
MD-90 . . . . . . . . . . .         0.2                   5                -                5
                                   ----                 ---               ---             ---
   Total  . . . . . . . . .        10.4                 304               239             543
                                   ====                 ===               ===             ===

       During fiscal 1995, Delta accepted delivery of one B-757-200 aircraft, one B-767-300ER aircraft, and also introduced the MD-90 aircraft into the fleet, accepting delivery of five MD-90 aircraft. The Company returned to lessors four B-727-200 aircraft, four B-737-200 aircraft and one A310-200 aircraft, and sold two B-737-300 aircraft and three A310-200 aircraft. In addition, the Company extended the lease terms for 40 B-737-200 aircraft (see Note 8 of Notes to Consolidated Financial Statements).

                                   [GRAPH]

Capital Expenditures (In Million of Dollars)

                        Flight Equipment
Fiscal Year         (includes leased aircraft)  Ground Property and Equipment
-----------         --------------------------  -----------------------------


1986                            504                         98
1987                          1,133                         92
1988                          1,184                        146
1989                          1,205                        276
1990                          1,425                        265
1991                          1,875                        269
1992                          2,164                        317
1993                          1,221                        192
1994                          1,032                        173
1995                            458                        168

       Also during fiscal 1995, Delta entered into a definitive agreement with Federal Express Corporation to purchase, between fiscal years 1995 and 2000, 46 shipsets of Stage 3 heavyweight engine hushkits and 9 spare engine hushkits for B-727-200 aircraft, with an option to purchase an additional 52 shipsets of Stage 3 heavyweight engine hushkits and 10 spare engine hushkits.

                           AIRCRAFT DELIVERY SCHEDULE
                    Aircraft on Firm Order at June 30, 1995


                                                     Delivery in Year Ending June 30:
                                       ------------------------------------------------------------------
                                                                                          After
       Orders:                         1996       1997    1998        1999      2000       2000     Total
       -------                         ----       ----    ----        ----      ----      -----     -----
       B-737-300  . . . . . . . . .     -          6       6           5           5         30       52
       B-757-200  . . . . . . . . .     1          2       2           -           -          -        5
       B-767-300ER  . . . . . . . .     2          4       -           -           -          -        6
       MD-11  . . . . . . . . . . .     -          2       2           -           -          -        4
       MD-90  . . . . . . . . . . .     6          8      20           8           -          -       42
                                       --        ---     ---         ---          --        ---      ---
          Total . . . . . . . . . .     9         22      30          13           5         30      109


       The aircraft orders include 22 B-737-300 aircraft and 16 MD-90 aircraft scheduled for delivery after fiscal 2001 and fiscal 1996, respectively, that are subject to reconfirmation by Delta. The B-737-300 aircraft orders may be converted to B-737-400 or B-737-500 aircraft orders at Delta's election.


                            DELTA AIR LINES, INC.

       Delta's aircraft subject to reconfirmation and on option provide the Company with flexibility to adjust aircraft deliveries. During fiscal 1995, Delta allowed to expire 8 aircraft subject to reconfirmation and 22 aircraft options.

                           AIRCRAFT DELIVERY SCHEDULE
                      Aircraft on Option at June 30, 1995

                                                      Delivery in Year Ending June 30:
                                       -------------------------------------------------------------------
                                                                                          After
       Options:                        1996      1997       1998      1999      2000      2000       Total
       --------                        ----      ----       ----      ----      ----      ----       -----
       B-737-300....................     -         -          2        6          5          43         56
       B-757-200....................     -         -          3        5          6          22         36
       B-767-300ER..................     -         -          5        4         -           -           9
       MD-11........................     -         -          5        5          5           7         22
       MD-88........................     -         -         15       15         -           -          30
       MD-90........................     -         -         -        11          7          32         50
                                       ---       ---        ---      ---        ---        ----       ----
          Total.....................     -         -         30       46         23         104        203

       The MD-88 aircraft options may be converted to MD-90 aircraft orders, the B-737-300 aircraft options may be converted to B-737-400 or B-737-500 aircraft orders, and the B-767-300ER aircraft options may be converted to B-767-300 aircraft orders, all at Delta's election.

       Delta intends to continue its efforts to control capital spending and simplify the Company's fleet. Certain aircraft returned to lessors or sold during fiscal 1995 were part of Delta's fleet simplification program. Delta also plans to phase out its remaining fleet of A-310-300 aircraft by the end of calendar 1995.

FINANCIAL
REVIEW
Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS -
FISCAL 1995 COMPARED WITH FISCAL 1994

     For fiscal 1995, Delta recorded net income of $408 million ($6.32 primary and $5.43 fully diluted earnings per common share after preferred stock dividend requirements) and operating income of $661 million. In fiscal 1994, Delta recorded a net loss of $409 million ($10.32 primary and fully diluted loss per common share after preferred stock dividend requirements), and an operating loss of $447 million.

                                    [GRAPH]

Primary Earnings (Loss) Per Common Share (In Dollars)

Fiscal Year             Amount
-----------             ------
1986                   $  1.18
1987                      5.90
1988                      6.30
1989                      9.37
1990                      5.79
1991                     (7.73)
1992                    (10.60)
1993                     (9.49)
1994                     (3.73)
1995                      4.07

     Fiscal 1995 results include a one-time $114 million after-tax benefit ($2.25 primary and $1.42 fully diluted benefit per common share) related to the adoption, effective July 1, 1994, of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112). See Note 10 of Notes to Consolidated Financial Statements.

     Fiscal 1995 results include a one-time $114 million after-tax benefit ($2.25 primary and $1.42 fully diluted benefit per common share) related to the adoption, effective July 1, 1994, of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112), See Note 10 of Notes to Consolidated Financial Statements.

     Fiscal 1994 results include pretax restructuring charges totaling $526 million ($331 million after tax, or $6.59 per common share) related to the Company's Leadership 7.5 program, and an early retirement program completed during the December 1993 quarter.

     Excluding the cumulative effect of the adoption of SFAS 112 and restructuring charges, net income for fiscal 1995 totaled $294 million ($4.07 primary and $4.01 fully diluted earnings per common share after preferred stock dividend requirements) and operating income was $661 million, compared to a net loss of $77 million ($3.73 primary and fully diluted loss per common share after preferred stock dividend requirements) and operating income of $79 million in fiscal 1994.

     The improvement in financial results for fiscal 1995 versus fiscal 1994 was primarily due to cost reductions under the Company's Leadership 7.5 program. Leadership 7.5 initiatives contributed to cost reductions in most




                            DELTA AIR LINES, INC.

expense categories, resulting in a $465 million, or 4%, decline in operating expenses for fiscal 1995 compared to fiscal 1994, excluding restructuring charges in fiscal 1994. During fiscal 1995, low-cost, low-fare carriers increased their presence in domestic markets served by Delta, which contributed to a 1% decline in the system passenger mile yield. Traffic stimulated by the influence of low-cost, low-fare carriers, discount fare promotions and general improvements in economies worldwide offset the yield decline, resulting in a less than 1% increase in passenger revenue from the previous year.

                           FINANCIAL RESULTS SUMMARY

                                  1995       1994       CHANGE
                                --------   --------     ------
                                (IN MILLIONS, EXCEPT
                                     SHARE DATA)
   OPERATING REVENUES........    $12,194     $12,077     + 1%
   OPERATING EXPENSES........     11,533      12,524     - 8
                                 -------     -------     ---
   OPERATING INCOME (LOSS)...        661        (447)      *
   OTHER EXPENSE, NET........       (167)       (213)    -22
                                 -------     -------     ---
   INCOME (LOSS) BEFORE
    INCOME TAXES AND
     CUMULATIVE EFFECT OF
     ACCOUNTING CHANGES......        494        (660)      *
   INCOME TAXES (PROVIDED)
     CREDITED, NET...........       (200)        251       *
                                 -------     -------     ---
   INCOME (LOSS) BEFORE
    CUMULATIVE EFFECT OF
    ACCOUNTING CHANGES.......        294        (409)      *

   CUMULATIVE EFFECT OF
    ACCOUNTING CHANGES,
    NET OF TAX...............        114          -        *
                                 -------     -------     ---
   NET INCOME (LOSS).........        408       (409)       *
   PREFERRED STOCK DIVIDENDS.        (88)      (110)     -20
                                 -------     -------     ---
   NET INCOME (LOSS)
    ATTRIBUTABLE TO
    COMMON STOCKHOLDERS......    $   320     $  (519)      * %
                                 =======     =======     ===
   PRIMARY INCOME (LOSS)
    PER COMMON SHARE:
     BEFORE CUMULATIVE
      EFFECT OF ACCOUNTING
      CHANGES................    $  4.07     $(10.32)      * %
     CUMULATIVE EFFECT OF
      ACCOUNTING CHANGES.....       2.25           -       *
                                 -------     -------     ---
                                 $  6.32     $(10.32)      * %
                                 =======     =======     ===

   FULLY DILUTED INCOME (LOSS)
    PER COMMON SHARE:
     BEFORE CUMULATIVE
      EFFECT OF ACCOUNTING
      CHANGES................    $  4.01     $(10.32)      * %
     CUMULATIVE EFFECT OF
      ACCOUNTING CHANGES.....       1.42         -         *
                                 -------     -------     ---
                                 $  5.43     $(10.32)      * %
                                 =======     =======     ===

   NUMBER OF SHARES USED TO
    COMPUTE NET INCOME
    (LOSS) PER COMMON SHARE:

     PRIMARY................. 50,657,613  50,257,721     N/A
     FULLY DILUTED........... 80,118,720  50,257,721     N/A

   *EXCEEDS 100%

     Transatlantic and intra-European operations improved in fiscal 1995 from fiscal 1994, but negatively impacted financial results in both years. In fiscal 1995 and 1994, these operations accounted for 18% and 20%, respectively, of the Company's system available seat miles, and 75% and 78%, respectively, of the Company's international available seat miles.

                            OPERATING REVENUE DETAIL

                                 1995      1994    CHANGE
                                 ----      ----    ------
                                      (IN MILLIONS)
   PASSENGER................   $11,303   $11,252      -%
   CARGO....................       565       551    + 3
   OTHER, NET...............       326       274    +19
                               -------   -------    ---
     TOTAL..................   $12,194   $12,077    + 1%
                               =======   =======    ===


     Operating revenues for fiscal 1995 were $12.2 billion, up 1% from $12.1 billion in fiscal 1994. Passenger revenue increased less than 1%, the result of 1% growth in revenue passenger miles, partly offset by a 1% decline in the passenger mile yield to 13.09(cent). Domestic load factor increased slightly, as domestic revenue passenger miles grew 2%, while domestic capacity rose 1%. Domestic traffic growth is primarily due to traffic stimulated through the increased presence of low-cost, low-fare carriers in markets served by Delta and discount fare promotions, both of which contributed to a 1% decrease in the domestic passenger mile yield. International load factor rose five points, as international revenue passenger miles grew 1% and international operating capacity fell 6%. International traffic growth is mainly the result of generally improved economies, discount fare promotions and other marketing programs. The international passenger mile yield was unchanged, primarily due to an increase in full-fare passengers, which offset the impact of discount fare promotions.

                                   [GRAPH]

1995 Distribution of Operating Revenues

        Description                     Percent
        -----------                     -------
    Domestic Passenger                    73%
    International Passenger               19
    Cargo                                  5
    Other                                  3

     Cargo revenues in fiscal 1995 increased 3% to $565 million. Cargo ton miles increased 8%, primarily due to international cargo traffic growth, and the ton mile yield declined 5%, mainly the result of increases in long-haul cargo traffic, which has lower ton mile yields than short-haul cargo traffic, and lower domestic mail contract rates.



                            DELTA AIR LINES, INC.

     All other revenues were up 19% to $326 million, mainly due to increased revenues from joint marketing programs.

                           Revenue-Related Statistics

                                  1995         1994        Change
                                  ----         ----        ------
   Revenue Passengers
     Enplaned (Thousands).....   88,893       87,399        +  2%
   Revenue Passenger Miles
     (Millions)...............   86,355       85,206        +  1%
   Passenger Load Factor......    66.2%        64.7%        +1.5Pts.
   Passenger Mile Yield.......   13.09c.      13.21c.       -  1%
   Cargo Ton Miles (Millions).    1,500        1,384        +  8%
   Cargo Ton Mile Yield.......   37.67c.      39.80c.       -  5%
   Operating Revenue Per
     Available Seat Mile......    9.34c.       9.16c.       +  2%

     Operating expenses in fiscal 1995 totaled $11.5 billion, down 8% from $12.5 billion in fiscal 1994. Operating capacity decreased 1% to 130.5 billion available seat miles, and cost per available seat mile declined 7% to 8.84(cent). Excluding restructuring charges in fiscal 1994, operating expenses were down 4%, and cost per available seat mile decreased 3%.

                            Operating Expense Detail

                                 1995      1994     Change
                                 ----      ----     ------
                                      (In Millions)
   Salaries and Related Costs.  $ 4,354   $ 4,589   - 5%
   Aircraft Fuel..............    1,370     1,411   - 3%
   Passenger Commissions......    1,195     1,255   - 5%
   Aircraft Rent..............      671       732   - 8%
   Depreciation and
     Amortization.............      622       678   - 8%
   Other Selling Expenses.....      618       614   + 1%
   Contracted Services........      556       457   +22%
   Passenger Service..........      443       522   -15%
   Facilities and Other Rent..      436       380   +15%
   Aircraft Maintenance
     Materials and Outside
     Repairs..................      430       418   + 3%
   Landing Fees...............      266       261   + 2%
   Restructuring Charges......       -        526     *%
   Other......................      572       681   -16%
                                -------   -------   ---
      Total..................   $11,533   $12,524   - 8%
                                =======   =======   ===
   *Exceeds 100%

     Salaries and related expenses decreased 5%, due to a 14% reduction in full-time equivalent employees and lower employee travel and benefit expenses, partly offset by increased costs associated with employee profit sharing and other incentive compensation plans. The decrease in the number of employees is primarily the result of workforce reductions under the Company's Leadership 7.5 program.

     Aircraft fuel expense decreased 3%, as fuel gallons consumed declined 1% and the average price per fuel gallon dropped 2% to 54.09(cent), Delta's lowest average price per fuel gallon for any fiscal year since 1989.

     Passenger commissions expense declined 5%, mainly due to the implementation of a maximum commission payment on domestic tickets and reductions in commission rates for certain international fares. Aircraft rent expense decreased 8% due to the return of nine aircraft to lessors and the extension of leases on 40 B-737-200 aircraft in the June 1995 quarter which, for accounting purposes, resulted in those leases being reclassified from operating leases to capital leases.

                                   [GRAPH]

1995 Operating Expenses (As a Percent of Total Operating Expenses)

        Description                     Percent
        -----------                     -------
Salaries and Related                    38%
Aircraft Fuel                           12
Rentals and Landing Fees                12
Passenger Commissions                   10
Other Selling Expenses                   5
Depreciation and Amortization            5
Contracted Services                      5
Passenger Service                        4
Aircraft Maintenance,
  Materials and Repairs                  4
Other Costs                              5

     Depreciation and amortization expense decreased 8%, primarily related to the early termination of certain routes at the end of fiscal 1994 and other routes becoming fully amortized during fiscal 1995, and reduced amortization of spare parts due to lower inventory levels. Other selling expenses increased 1%, primarily the result of higher credit card service charges and increased booking fee payments to computer reservation system providers, partly offset by lower advertising and promotion expenses.

     Contracted services expenses rose 22%, the result of increased outsourcing of information technologies services and certain airport functions. Passenger service expense declined 15%, reflecting continued benefits from catering changes and other cost reduction programs, partially offset by increased passenger traffic.

     Facilities and other rent expenses increased 15%, the result of new passenger facilities and increased rental rates at certain locations. Aircraft maintenance materials and outside repairs expense rose 3%, reflecting an increase in scheduled engine repair activity and higher airframe maintenance costs. Landing fees expense increased 2%, mainly reflecting rate increases at some domestic and international locations.



                            DELTA AIR LINES, INC.
                                       12

     All other operating expenses decreased 16%, largely due to reductions in certain navigation charges and other miscellaneous expenses, and favorable foreign exchange rates in fiscal 1995; and higher litigation costs and a $14 million one-time charge related to frequent flyer program changes in fiscal 1994.

     Fiscal 1994 operating expenses include a $414 million restructuring charge related to the Leadership 7.5 program, which includes costs associated with workforce reductions, reductions in inventory, facilities closings and route terminations, and a $112 million restructuring charge for costs associated with an early retirement program, under which approximately 1,500 employees elected to retire effective November 1, 1993.

     The cash payments for the fiscal 1994 restructuring charges will approximate $473 million, of which $49 million has been incurred; $310 million is associated with workforce reductions and represents future funding of pension and postretirement benefits that will occur over many periods; and $114 million is designated for costs associated with severance payments and lease termination fees for aircraft and facilities, of which approximately $90 million is expected to occur during fiscal 1996. See Note 16 of Notes to Consolidated Financial Statements.

                              Operating Statistics

                                         1995          1994          Change
                                         ----          ----          ------
   Available Seat Miles (Millions)      130,525      131,780          -  1%
   Available Ton Miles (Millions)        18,150       18,302          -  1%
   Fuel Gallons Consumed
     (Millions)...................        2,533        2,550          -  1%
   Average Fuel Price Per Gallon..       54.09c.      55.34c.         -  2%
   Breakeven Passenger
     Load Factor:
      Including Restructuring
        Charges...................        62.3%         67.2%         -4.9Pts.
      Excluding Restructuring
        Charges...................        62.3%         64.2%         -1.9Pts.
   Cost Per Available Seat Mile:
     Including Restructuring
      Charges.....................        8.84c.        9.50c.        -  7%
     Excluding Restructuring
      Charges.....................        8.84c.        9.10c.        -  3%


     Nonoperating expense for fiscal 1995 totaled $167 million, compared to $213 million in fiscal 1994. Interest expense decreased 4%, primarily due to a lower average level of outstanding debt, partly offset by an increase in interest expense related to the extension of 40 B-737-200 aircraft leases, as previously discussed. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities declined 9%, primarily resulting from a lower average balance in construction work in progress. Interest income increased 67%, or $38 million, primarily due to a higher average level of short-term investments and higher interest rates during the year.

RESULTS OF OPERATIONS -
FISCAL 1994 COMPARED WITH FISCAL 1993

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

     Fiscal 1994 results include pretax restructuring charges totaling $526 million ($331 million after tax, or $6.59 per common share), as previously discussed. Fiscal 1993 results include an $82 million pretax fleet restructuring charge ($52 million after tax, or $1.05 per common share), reflecting nonrecurring costs associated with the retirement of 21 A310 aircraft. Fiscal 1993 results were also affected by Delta's adoption effective July 1, 1992, of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS
106) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which resulted in an aggregate $587 million after-tax charge ($11.78 per common share). See Notes 10 and 15, respectively, of Notes to Consolidated Financial Statements.

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

     Operating revenues for fiscal 1994 were $12.1 billion, up 4% from $11.7 billion in fiscal 1993. Passenger revenue increased 3% to $11.3 billion, the result of 3% growth in revenue passenger miles. The passenger mile yield was 13.21(cent) in fiscal 1994, down slightly from the previous year. Domestic revenue passenger miles increased 1% and the domestic passenger mile yield declined less than 1%, primarily due to discount fare promotions and the growing



                            DELTA AIR LINES, INC.

presence of low-cost, low-fare carriers in many markets served by Delta. International revenue passenger miles grew 10% and the international passenger mile yield increased 3%.

     Cargo revenues increased 3% to $551 million in fiscal 1994. Cargo ton miles increased 10%, primarily due to Delta's international expansion, and the ton mile yield declined 6%. All other revenues were up 22% to $274 million, mainly due to increased revenue from joint marketing programs and fees collected for passenger ticket changes.

     Operating expenses in fiscal 1994 totaled $12.5 billion, up 2% from $12.2 billion in fiscal 1993. Operating capacity decreased less than 1% to 131.8 billion available seat miles. Domestic operating capacity declined 2% and international operating capacity rose 4%, compared to fiscal 1993. The cost per available seat mile increased 3% to 9.50(cent). Excluding restructuring charges in both periods, operating expenses totaled $12.0 billion in fiscal 1994, down 1% from $12.1 billion in fiscal 1993, and the cost per available seat mile decreased 1% to 9.10(cent).

     Nonoperating expense for fiscal 1994 totaled $213 million, compared to $76 million in fiscal 1993. Interest expense rose 27% to $304 million, principally due to a full year's interest incurred on debt issued in fiscal 1993. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities totaled $33 million, down 46% from fiscal 1993, resulting from a decline in the average balance of advance payments for aircraft. Interest income for fiscal 1994 totaled $57 million, up from $22 million in fiscal 1993, primarily due to a higher average level of short-term investments. Gains from the disposition of flight equipment totaled $2 million in fiscal 1994, compared to $65 million in fiscal 1993.

CAPITALIZATION, FINANCING AND LIQUIDITY-
FISCAL YEAR 1995

     Cash and cash equivalents and short-term investments totaled $1.8 billion at June 30, 1995, compared to $1.7 billion at June 30, 1994. The principal sources of funds during fiscal 1995 were $1.1 billion of cash from operations; $139 million from Pan Am Corporation for the repayment of certain debtor-in-possession financing (including $24 million recorded in cash from operations representing accrued interest, net of the settlement of certain other claims); and $137 million from the sale of flight equipment.

     During fiscal 1995, Delta invested $458 million in flight equipment and $168 million in ground property and equipment. The Company also made payments of $572 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $403 million principal amount of long-term debt and the Delta Family-Care Savings Plan's (Savings Plan) voluntary prepayment in whole, with funds provided by Delta, of the $131 million aggregate principal amount of the Savings Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes, which were guaranteed by Delta. In addition, the Company paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock. The Company may repurchase additional long-term debt from time to time.

     As of June 30, 1995, the Company had negative working capital of $427 million, compared to negative working capital of $313 million at June 30, 1994. A negative working capital position is normal for Delta and does not indicate a lack of liquidity. The Company expects to meet its current obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. At August 18, 1995, the Company also had $780 million of credit available under its 1992 Bank Credit Agreement, subject to compliance with certain conditions (see Note 7 of Notes to Consolidated Financial Statements).

                                   [GRAPH]

Invested Capital (In Millions of Dollars)

Fiscal Year        Stockholders' Equity      Long-Term Debt and Capital Leases
-----------        --------------------      --------------------------------
1986                    $ 1,302                         $  869
1987                      1,938                          1,018
1988                      2,209                            729
1989                      2,620                            703
1990                      2,596                          1,315
1991                      2,457                          2,059
1992                      1,894                          2,833
1993                      1,913                          3,716
1994                      1,467                          3,228
1995                      1,827                          3,121


     During fiscal 1995, Delta extended the lease terms of 40 B-737-200 aircraft which, for accounting purposes, resulted in the reclassification of the leases from operating leases to capital leases. The Company recorded in its Consolidated Balance Sheets a $385 million increase in flight equipment under capital leases, net of deferred rent credits, and a $415 million increase in capital lease obligations. See Note 8 of Notes to Consolidated Financial Statements.



                            DELTA AIR LINES, INC.
                                       14

     Long-term debt and capital lease obligations, including current maturities, totaled $3.3 billion at June 30, 1995, compared to $3.5 billion at June 30, 1994. Stockholders' equity was $1.8 billion at June 30, 1995, compared to $1.5 billion at June 30, 1994. The Company's debt-to-equity position, including current maturities, was 65% debt and 35% equity at June 30, 1995, compared to 70% debt and 30% equity at June 30, 1994.

     During fiscal 1995, Delta elected to discontinue selling new receivables under its revolving accounts receivable facility. See Note 5 of Notes to Consolidated Financial Statements.

     At August 18, 1995, there was outstanding $290 million principal amount of the Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta. The Series C ESOP Notes currently have the benefit of a credit enhancement in the form of a letter of credit in the amount of $470 million under Delta's 1992 Bank Credit Agreement. Delta is required to purchase the Series C ESOP Notes in certain circumstances. See Note 7 of Notes to Consolidated Financial Statements.

FISCAL YEAR 1994

     In fiscal 1994, the principal sources of funds were $1.3 billion of cash from operations, which included $300 million from the sale of certain accounts receivable (see Note 5 of Notes to Consolidated Financial Statements); $748 million proceeds from aircraft sale and leaseback transactions; $226 million of long-term borrowings; and $103 million from the sale of flight equipment. Delta invested $1.0 billion in flight equipment, net of advance payment refunds of $94 million, and $173 million in ground property and equipment. The Company made payments of $547 million on long-term debt and capital lease obligations, and paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock.

FISCAL YEAR 1993

     In fiscal 1993, the principal sources of funds were $1.4 billion of long-term borrowings; $1.1 billion from the issuance of Series C Convertible Preferred Stock; $684 million proceeds from aircraft sale and leaseback transactions; $677 million of cash from operations; and $87 million from the sale of flight equipment. Delta invested $1.2 billion in flight equipment, net of $104 million of advance payment refunds received, and $193 million in ground property and equipment. The Company made payments of $801 million on short-term borrowings, $519 million on long-term debt and capital lease obligations, and paid cash dividends of $73 million on its Series C Convertible Preferred Stock, $35 million on its Common Stock, and $30 million on its Series B ESOP Convertible Preferred Stock.

NEW ACCOUNTING STANDARDS

     Effective June 30, 1995, Delta adopted Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." See Note 4 of Notes to Consolidated Financial Statements.

     Effective July 1, 1994, Delta adopted SFAS 112, which resulted in a cumulative after-tax transition benefit of $114 million ($2.25 primary and $1.42 fully diluted benefit per common share) in fiscal 1995, primarily due to the net overfunded status of the Company's disability and survivorship plans. See Note 10 of Notes to Consolidated Financial Statements.

     Also effective July 1, 1994, the Company adopted American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). The adoption of SOP 93-6 increased reported net income available to common stockholders shown in the Consolidated Statements of Operations by $8 million for fiscal 1995, and increased primary and fully diluted earnings per common share for that period by $0.16 and $0.28, respectively. See Note 14 of Notes to Consolidated Financial Statements.

     Effective June 30, 1994, Delta adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The adoption of SFAS 115 resulted in a net increase in stockholders' equity of $53 million at June 30, 1994, primarily related to its investments in Singapore Airlines and Swissair, and may result in volatility in stockholders' equity due to changes in unrealized gains and losses on securities classified as available-for-sale. See Note 2 of Notes to Consolidated Financial Statements.

     The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which will be effective for fiscal 1997. SFAS 121 requires that the carrying values of long-lived assets, including certain identifiable intangibles, held and used by an entity be reviewed for impairment, and potentially written down, whenever events or changes in circumstances indicate that the carrying amount of the



                            DELTA AIR LINES, INC.

asset may not be recoverable. The adoption of SFAS 121 is not expected to have a material impact on the Company's consolidated financial statements.

FUTURE OUTLOOK

     DEFERRED TAX ASSET - At June 30, 1995, Delta had net cumulative deferred tax assets of $740 million, which consist of $2.1 billion of deferred tax assets, offset by $1.3 billion of deferred tax liabilities. Included in the deferred tax assets are, among other items, $655 million related to obligations for postretirement benefits, $284 million related to alternative minimum tax
(AMT) credit carryforwards and $122 million of net operating loss (NOL) carryforwards. The AMT credit carryforwards do not expire; the NOL carryforwards will generally expire in 2008 and 2009 if not utilized prior to that time.

     Management believes that a significant portion of the deferred tax assets will be realized through reversals of existing taxable temporary differences with similar reversal patterns. To realize the benefits of the remaining deferred tax assets, excluding AMT credits, Delta needs to generate approximately $1.2 billion in future taxable income. Based on expectations for future taxable income, the extended period over which postretirement benefits will be recognized, and the fact that AMT credits do not expire, management believes that it is more likely than not that the deferred tax assets will be realized.

     Although Delta experienced book and tax losses in fiscal years 1991 through 1994, the Company reported book and tax income in fiscal 1995. Furthermore, the Company reported book income in all other fiscal years since 1947, with the exception of fiscal 1983. Following is a summary of Delta's pretax book income (loss) and taxable income (loss) for the last five fiscal years, prior to NOL carrybacks:

                                1995  1994   1993   1992    1991
                                ----  ----   ----   ----    ----
                                          (In Millions)
   Pretax Book
     Income (Loss)..........    $494 $(660) $(651)  $(786)  $(500)
   Taxable Income (Loss)....    $282 $(411) $(580)  $(568)  $(204)

     The Company's losses in fiscal years 1991 through 1994 reflect numerous external factors beyond management's control, including weak economies in a number of regions worldwide and the effects of many deeply discounted fare promotions initiated by other airlines; the Middle East crisis during fiscal 1991; an uneconomic fare structure implemented by another airline late in fiscal 1992, which spurred a half-off fare sale in fiscal 1993; and the growing presence of low-cost, low-fare carriers in many of the domestic markets served by Delta.

     Management believes that it has taken and continues to take appropriate actions to improve the Company's financial performance, including the implementation of Leadership 7.5, a three-year plan introduced during fiscal 1994, with the goal of reducing annual operating expenses by approximately $2 billion by the end of the June 1997 quarter. During fiscal 1995, Leadership 7.5 cost reduction initiatives contributed to a $465 million, or 4%, decline in operating expenses from fiscal 1994, excluding restructuring charges in the 1994 period as previously discussed. Management is prepared to take further actions to return the Company to consistent levels of profitability.

     Delta's ability to generate the expected amounts of taxable income from future operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that Delta will meet its expectations of future taxable income. However, after considering Delta's earnings history, the actions that Delta has already taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1995. See Note 15 of Notes to Consolidated Financial Statements.

     COMMITMENTS - Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1995, are estimated to be $2.9 billion, excluding aircraft orders subject to reconfirmation by Delta. The Company expects to finance these commitments using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. The Company also has certain commitments related to its code sharing arrangements and TransQuest. See Note 9 of Notes to Consolidated Financial Statements. Also, see
Note 8 of Notes to Consolidated Financial Statements for information on the Company's lease commitments.

     AIRCRAFT FUEL - The Omnibus Budget Reconciliation Act of 1993 imposes a 4.3(cent) per gallon tax on commercial aviation jet fuel purchased for use in domestic operations, effective October 1, 1995. Based on Delta's fiscal 1996 expected domestic fuel requirement of 1.9 billion gallons, the new fuel tax, if implemented, is expected to increase Delta's operating expenses by approximately $80 million annually. Delta and other U.S. airlines are actively lobbying for a repeal of this tax. The outcome of these efforts cannot presently be determined.



                            DELTA AIR LINES, INC.

     TRAVEL AGENCY COMMISSIONS - On February 10, 1995, Delta changed its domestic travel agency commission program by introducing a maximum commission payment of $50 for any roundtrip domestic ticket with a base fare in excess of $500 and $25 for any one-way ticket with a base fare in excess of $250. The maximum commission applies to all tickets issued by U.S. and Canada-based travel agents for travel within and between the Continental U.S., Alaska, Hawaii, Puerto Rico and the U.S. Virgin Islands. The Company expects that this change in commission structure will result in lower future commissions expenses; however, the impact cannot presently be determined. Certain litigation challenging these changes is pending (see Note 11 of Notes to Consolidated Financial Statements).

     DOMESTIC ROUTE SYSTEM REALIGNMENTS - On May 1, 1995, Delta realigned its domestic route system to position the Company's aircraft and other resources in areas offering greater revenue-generating potential. As a result of the realignment, Delta increased flights at its Atlanta, Cincinnati and Salt Lake City hubs, and decreased flights at Boston and its Dallas/Fort Worth, Los Angeles and Orlando hubs.

     On August 3, 1995, Delta announced plans to further increase flights at Atlanta and Cincinnati, and further reduce flights at Dallas/Fort Worth, effective December 1, 1995. Delta Connection carriers replaced or plan to replace Delta service in certain markets as part of the May 1, 1995 and December 1, 1995 route alignments. Due mainly to competitive factors, there can be no assurance that these route realignments will result in increased passenger revenues.

     COMPETITIVE ENVIRONMENT - Delta expects that low-fare competition is likely to continue in domestic and international markets. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve the passenger mile yield, Delta's operating results will be adversely affected.

      ANTITRUST SETTLEMENT - During 1992, Delta and five other U.S. airlines agreed to settle class action claims asserted against them in the Domestic Air Transportation Antitrust Litigation. Under the settlement, which was approved by the United States District Court for the Northern District of Georgia in 1994, the six carriers issued $397 million in face amount of certificates for discounts of approximately 10% on future domestic air travel on any of the six carriers.

     Delta will account for the certificates that are redeemed for travel on Delta as a reduction to revenue equal to the value of the redeemed certificates when transportation is provided. The Company anticipates that its share of certificate redemptions will approximate, but will not necessarily be limited to, its relative domestic market share among the six carriers, which was approximately 22% in calendar 1994. The ultimate impact of the settlement on Delta's future revenues, operating margins and earnings is not reasonably estimable, because neither the face amount of the certificates to be redeemed on Delta nor the generative or dilutive revenue effect of certificate redemptions is known.



                            DELTA AIR LINES, INC.
                                       17

CONSOLIDATED
BALANCE SHEETS
June 30, 1995 and 1994

ASSETS                                                              1995     1994
-----------------------------------------------------------------------------------
                                                                    (In Millions)
CURRENT ASSETS:
    Cash and cash equivalents ...............................     $ 1,233   $ 1,302
    Short-term investments ..................................         529       408
    Accounts receivable, net of allowance for
      uncollectible accounts of $29 at June 30,
      1995, and $50 at June 30, 1994 ........................         755       886
    Maintenance and operating supplies, at average cost......          68        67
    Deferred income taxes ...................................         234       336
    Prepaid expenses and other ..............................         195       224
                                                                  -------   -------
        Total current assets ................................       3,014     3,223
                                                                  -------   -------

PROPERTY AND EQUIPMENT:
    Flight equipment ........................................       9,288     9,063
        Less: Accumulated depreciation.......................       4,209     3,880
                                                                  -------   -------
                                                                    5,079     5,183
                                                                  -------   -------

    Flight equipment under capital leases ...................         537       173
        Less: Accumulated amortization.......................          99       142
                                                                  -------   -------
                                                                      438        31
                                                                  -------   -------

    Ground property and equipment ...........................       2,442     2,398
        Less: Accumulated depreciation.......................       1,354     1,250
                                                                  -------   -------
                                                                    1,088     1,148
                                                                  -------   -------

    Advance payments for equipment ..........................         331       241
                                                                  -------   -------
                                                                    6,936     6,603
                                                                  -------   -------

OTHER ASSETS:
    Marketable equity securities ............................         398       351
    Deferred income taxes ...................................         506       560
    Investments in associated companies .....................         265       219
    Cost in excess of net assets acquired, net of
      accumulated amortization of $75 at
      June 30, 1995, and $66 at June 30, 1994 ...............         274       283
    Leasehold and operating rights, net of accumulated
      amortization of $165 at June 30, 1995,
      and $135 at June 30, 1994 .............................         177       207
    Other ...................................................         573       450
                                                                  -------   -------
                                                                    2,193     2,070
                                                                  -------   -------
                                                                  $12,143   $11,896
                                                                  =======   =======

                             DELTA AIR LINES, INC.

LIABILITIES AND STOCKHOLDERS' EQUITY                                                         1995       1994
--------------------------------------------------------------------------------------------------------------
                                                                                   (In Millions, Except Share Data)
CURRENT LIABILITIES:
    Current maturities of long-term debt ............................................     $    151    $    227
    Current obligations under capital leases ........................................           61          11
    Accounts payable and miscellaneous accrued liabilities ..........................        1,578       1,552
    Air traffic liability ...........................................................        1,143       1,247
    Accrued rent ....................................................................          235         195
    Accrued vacation pay ............................................................          167         196
    Transportation tax payable ......................................................          106         108
                                                                                          --------    --------
        Total current liabilities ...................................................        3,441       3,536
                                                                                          --------    --------

NONCURRENT LIABILITIES:
    Long-term debt ..................................................................        2,683       3,142
    Postretirement benefits .........................................................        1,714       1,641
    Accrued rent ....................................................................          556         541
    Capital leases ..................................................................          438          86
    Other ...........................................................................          395         395
                                                                                          --------    --------
                                                                                             5,786       5,805
                                                                                          --------    --------

DEFERRED CREDITS:
    Deferred gain on sale and leaseback transactions ................................          860         923
    Manufacturers and other credits .................................................          109          63
                                                                                          --------    --------
                                                                                               969         986
                                                                                          --------    --------

COMMITMENTS AND CONTINGENCIES (Notes 7, 8, 9 and 11)

EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
    Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated
      and liquidation value; issued and outstanding 6,786,632 shares
      at June 30, 1995, and 6,878,292 shares at June 30, 1994 .......................          489         495
    Less: Unearned compensation under employee stock ownership plan..................          369         393
                                                                                          --------    --------
                                                                                               120         102
                                                                                          --------    --------

STOCKHOLDERS' EQUITY:
    Series C Convertible Preferred Stock, $1.00 par value, $50,000 liquidation
      preference; issued and outstanding 23,000 shares at June 30, 1995 and 1994.....         --          --
    Common Stock, $3.00 par value; authorized 150,000,000 shares; issued
      54,537,103 shares at June 30, 1995, and 54,469,491 shares at June 30, 1994.....          164         163
    Additional paid-in capital ......................................................        2,016       2,013
    Accumulated deficit .............................................................         (184)       (490)
    Net unrealized gain on marketable securities ....................................           83          53
    Less: Treasury stock at cost, 3,721,093 shares at June 30, 1995, and
      4,016,219 shares at June 30, 1994 .............................................          252         272
                                                                                          --------    --------
                                                                                             1,827       1,467
                                                                                          --------    --------
                                                                                          $ 12,143    $ 11,896
                                                                                          ========    ========

The accompanying notes are an integral part of these consolidated balance sheets.


                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS
OF OPERATIONS
For the years ended June 30, 1995, 1994 and 1993

                                                                       1995        1994        1993
-----------------------------------------------------------------------------------------------------
                                                                 (In Millions, Except Per Share Data)
OPERATING REVENUES:
    Passenger ................................................      $ 11,303    $ 11,252    $ 10,899
    Cargo ....................................................           565         551         534
    Other, net ...............................................           326         274         224
                                                                    --------    --------    --------
        Total operating revenues .............................        12,194      12,077      11,657
                                                                    --------    --------    --------

OPERATING EXPENSES:
    Salaries and related costs ...............................         4,354       4,589       4,798
    Aircraft fuel ............................................         1,370       1,411       1,592
    Passenger commissions ....................................         1,195       1,255       1,074
    Aircraft rent ............................................           671         732         729
    Depreciation and amortization ............................           622         678         735
    Other selling expenses ...................................           618         614         569
    Contracted services ......................................           556         457         450
    Passenger service ........................................           443         522         542
    Facilities and other rent ................................           436         380         356
    Aircraft maintenance materials and outside repairs .......           430         418         465
    Landing fees .............................................           266         261         262
    Restructuring charges ....................................          --           526          82
    Other ....................................................           572         681         578
                                                                    --------    --------    --------
        Total operating expenses .............................        11,533      12,524      12,232
                                                                    --------    --------    --------
OPERATING INCOME (LOSS) ......................................           661        (447)       (575)
                                                                    --------    --------    --------

OTHER INCOME (EXPENSE):
    Interest expense .........................................          (292)       (304)       (239)
    Interest capitalized .....................................            30          33          62
    Interest income ..........................................            95          57          22
    Gain on disposition of flight equipment ..................          --             2          65
    Miscellaneous income (expense), net ......................          --            (1)         14
                                                                    --------    --------    --------
                                                                        (167)       (213)        (76)
                                                                    --------    --------    --------

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES ...............................           494        (660)       (651)
INCOME TAXES (PROVIDED) CREDITED, NET ........................          (200)        251         236
                                                                    --------    --------    --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES..           294        (409)       (415)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX ..........           114        --          (587)
                                                                    --------    --------    --------
NET INCOME (LOSS) ............................................           408        (409)     (1,002)
PREFERRED STOCK DIVIDENDS ....................................           (88)       (110)       (110)
                                                                    --------    --------    --------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS ........      $    320    $   (519)   $ (1,112)
                                                                    ========    ========    ========

PRIMARY INCOME (LOSS) PER COMMON SHARE:
    Before cumulative effect of accounting changes ...........      $   4.07    $ (10.32)   $ (10.54)
    Cumulative effect of accounting changes ..................          2.25        --        (11.78)
                                                                    --------    --------    --------
                                                                    $   6.32    $ (10.32)   $ (22.32)
                                                                    ========    ========    ========

FULLY DILUTED INCOME (LOSS) PER COMMON SHARE:
    Before cumulative effect of accounting changes ...........      $   4.01    $ (10.32)   $ (10.54)
    Cumulative effect of accounting changes ..................          1.42        --        (11.78)
                                                                    --------    --------    --------
                                                                    $   5.43    $ (10.32)   $ (22.32)
                                                                    ========    ========    ========

The accompanying notes are an integral part of these consolidated statements.


                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended June 30, 1995, 1994 and 1993

                                                                             1995       1994       1993
--------------------------------------------------------------------------------------------------------
                                                                                   (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) .................................................    $   408    $  (409)   $(1,002)
    Adjustments to reconcile net income (loss) to cash
      provided by operating activities:
        Cumulative effect of accounting changes .......................       (114)      --          587
        Restructuring charges .........................................       --          526         82
        Depreciation and amortization .................................        622        678        735
        Deferred income taxes .........................................         96       (242)      (209)
        Amortization of investment tax credits ........................       --           (1)        (2)
        Amortization of deferred gain on sale and
          leaseback transactions ......................................        (63)       (62)       (57)
        Gain on disposition of flight equipment .......................       --           (2)       (65)
        Rental expense in excess of rent payments .....................         54        134         89
        Postemployment benefits expense less than payments ............        (22)      --         --
        Pension expense in excess of (less than) payments .............        (89)       (45)        47
        Compensation under ESOP .......................................         38         29         27
        Other postretirement expense in excess of payments ............         73         66        129
    Changes in certain assets and liabilities:
        Decrease in accounts receivable ...............................        131        169        199
        Decrease (increase) in prepaid expenses and other
          current assets ..............................................         28        123        (19)
        Increase (decrease) in air traffic liability ..................       (104)        57        (58)
        Increase in accounts payable and
          miscellaneous accrued liabilities ...........................         26        207        215
        Increase (decrease) in other payables and
          accrued expenses ............................................        (31)       (34)        50
        Increase in other noncurrent liabilities ......................       --           64         14
    Other, net ........................................................         61         66        (85)
                                                                           -------    -------    -------
            Net cash provided by operating activities .................      1,114      1,324        677
                                                                           -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Property and equipment additions:
        Flight equipment, including advance payments ..................       (458)    (1,032)    (1,221)
        Ground property and equipment .................................       (168)      (173)      (193)
    Increase in short-term investments, net ...........................       (121)      (408)      --
    Proceeds from sale of flight equipment ............................        137        103         87
    Debtor-in-possession loan repayment ...............................        115       --         --
                                                                           -------    -------    -------
            Net cash used in investing activities .....................       (495)    (1,510)    (1,327)
                                                                           -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on long-term debt and capital lease obligations ..........       (572)      (547)      (519)
    Cash dividends ....................................................       (120)      (120)      (138)
    Issuance of common stock ..........................................          4          1          1
    Proceeds from sale and leaseback transactions .....................       --          748        684
    Issuance of long-term obligations .................................       --          226      1,427
    Issuance of Series C Convertible Preferred Stock, net .............       --         --        1,126
    Net short-term borrowings (repayments) ............................       --         --         (801)
                                                                           -------    -------    -------
            Net cash provided by (used for) financing activities.......       (688)       308      1,780
                                                                           -------    -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..................        (69)       122      1,130
Cash and cash equivalents at beginning of period ......................      1,302      1,180         50
                                                                           -------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ............................    $ 1,233    $ 1,302    $ 1,180
                                                                           =======    =======    =======



 The accompanying notes are an integral part of these consolidated statements.


                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
For the years ended June 30, 1995, 1994 and 1993

                                                                                               Unrealized
                                                                         Additional  Retained  Gain (Loss)
                                                                Common    Paid-In    Earnings  on Equity    Treasury
                                                                 Stock    Capital    (Deficit) Securities    Stock       Total
-----------------------------------------------------------------------------------------------------------------------------
                                                                              (In Millions, Except Share Amounts)
BALANCE AT JUNE 30, 1992 ..................................     $   163   $   886    $ 1,177    $   (12)   $  (320)   $ 1,894
Fiscal Year 1993:
    Net loss ..............................................        --        --       (1,002)      --         --       (1,002)
    Issuance of Series C Convertible Preferred Stock ......        --       1,126       --         --         --        1,126
    Dividends on Series C Convertible Preferred Stock .....        --        --          (80)      --         --          (80)
    Dividends on common stock ($0.70 per share) ...........        --        --          (35)      --         --          (35)
    Dividends on Series B ESOP Convertible
      Preferred Stock, net of tax benefit of $9 ...........        --        --          (21)      --         --          (21)
    Issuance of 26,202 shares of common stock
      under dividend reinvestment and stock
      purchase plan ($53.13 per share) ....................        --           1       --         --         --            1
    Transfer of 336,064 shares of common
      stock from treasury under ESOP and
      stock incentive plan ($67.75 per share) .............        --          (1)        (3)      --           23         19
    Net unrealized gain on marketable
      equity securities ...................................        --        --         --           11       --           11
                                                                -------   -------    -------    -------    -------    -------
BALANCE AT JUNE 30, 1993 ..................................         163     2,012         36         (1)      (297)     1,913
Fiscal Year 1994:
    Net loss ..............................................        --        --         (409)      --         --         (409)
    Dividends on Series C Convertible Preferred Stock .....        --        --          (80)      --         --          (80)
    Dividends on common stock ($0.20 per share) ...........        --        --          (10)      --         --          (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock, net of tax benefit of $8 ...........        --        --          (22)      --         --          (22)
    Issuance of 17,140 shares of common stock
      under dividend reinvestment and stock
      purchase plan ($50.38 per share) ....................        --           1       --         --         --            1
    Transfer of 370,226 net shares of common stock
      from treasury under ESOP and
      stock incentive plan ($67.75 per share) .............        --        --           (5)      --           25         20
    Net unrealized gain on marketable
      equity securities ...................................        --        --         --           54       --           54
                                                                -------   -------    -------    -------    -------    -------
BALANCE AT JUNE 30, 1994 ..................................         163     2,013       (490)        53       (272)     1,467
Fiscal Year 1995:
    Net income ............................................        --        --          408       --         --          408
    Dividends on Series C Convertible Preferred Stock .....        --        --          (80)      --         --          (80)
    Dividends on common stock ($0.20 per share) ...........        --        --          (10)      --         --          (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock allocated shares ....................        --        --           (8)      --         --           (8)
    Issuance of 67,612 shares of common stock under
      dividend reinvestment and stock purchase
      plan, stock incentive plan and Series C Preferred
      Stock conversions ($56.13 per share) ................           1         3       --         --         --            4
    Transfer of 295,126 net shares of common stock
      from treasury under ESOP and
      stock incentive plan ($67.75 per share) .............        --        --           (4)      --           20         16
    Net unrealized gain on marketable
      equity securities ...................................        --        --         --           30       --           30
                                                                -------   -------    -------    -------    -------    -------
BALANCE AT JUNE 30, 1995 ..................................     $   164   $ 2,016    $  (184)   $    83    $  (252)   $ 1,827
                                                                =======   =======    =======    =======    =======    =======


The accompanying notes are an integral part of these consolidated statements.


                             DELTA AIR LINES, INC.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 1995, 1994 and 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


       BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Delta Air Lines, Inc. and its wholly-owned subsidiaries (Delta or the Company). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current financial statement presentation.

       INVESTMENTS IN ASSOCIATED COMPANIES - The Company's investments in the following companies are accounted for under the equity method: TransQuest Information Solutions (TransQuest), an information technology joint venture; WORLDSPAN, L.P. (WORLDSPAN), a computer reservations system partnership; Atlantic Southeast Airlines, Inc. (ASA); Comair Holdings, Inc. (Comair), the parent of Comair, Inc.; and SkyWest, Inc. (SkyWest), the parent of SkyWest Airlines, Inc. ASA, Comair, Inc., and SkyWest Airlines, Inc. are participants in the Delta Connection program. (See Note 3.)

       ACCOUNTING CHANGES - Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), and American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). (See Notes 10 and 14, respectively.) Effective June 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). (See Note 2.) Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS
106), and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). (See Notes 10 and 15, respectively.)

       CASH AND CASH EQUIVALENTS - Investments with an original maturity of three months or less are classified as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

       SHORT-TERM INVESTMENTS - Cash in excess of operating requirements is invested in short-term, highly liquid investments. These investments are classified as available-for-sale under SFAS 115 and stated at fair value. (See
Note 2.)

       COST IN EXCESS OF NET ASSETS ACQUIRED - The cost in excess of net assets acquired (goodwill), which is being amortized over 40 years, is related to the Company's acquisition of Western Air Lines, Inc. on December 18, 1986. The Company periodically reviews the value assigned to goodwill to determine if it has been other than temporarily impaired. Management believes that goodwill is appropriately valued.

       LEASEHOLD AND OPERATING RIGHTS - Costs assigned to the purchase of leasehold rights and landing slots are amortized over the lives of the respective leases at the associated airports. Purchased international route authorities are amortized over the lives of the authorities as determined by the expiration dates of such authorities. Permanent route authorities with no stated expiration dates are amortized over 40 years. The Company periodically reviews the values assigned to leasehold and operating rights to determine if they have been other than temporarily impaired. Management believes that leasehold and operating rights are appropriately valued.

       DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS - Gains on the sale and leaseback of property and equipment under operating leases are deferred and amortized over the lives of the respective leases as a reduction in rent expense. Gains on the sale and leaseback of property under capital leases are credited directly to the carrying value of the related asset.

       MANUFACTURERS CREDITS - In connection with the acquisition of certain aircraft and engines, the Company receives various credits. These credits are deferred until the aircraft and engines are delivered, at which time the credits are applied on a pro rata basis as a reduction of the acquisition cost of the related equipment.

       FREQUENT FLYER PROGRAM - The Company sponsors a travel incentive program (Sky Miles TM) whereby frequent travelers accumulate mileage credits that entitle them to certain awards, including free travel. The Company accrues the estimated incremental cost of providing free travel awards under its SkyMiles program when free travel award levels are achieved. The accrued incremental cost is included in accounts payable and miscellaneous accrued liabilities in the Company's Consolidated Balance Sheets.

       The Company also sells mileage credits to participating partners in the SkyMiles program such as hotels, car rental agencies and credit card companies. The resulting revenue, net of the incremental cost of the credits sold, is recorded as other operating revenue in the Company's Consolidated Statements of Operations during the period in which the credits are sold.

       PASSENGER AND CARGO REVENUES - Passenger and cargo revenues are recorded when the transportation is provided. The value of unused passenger tickets is included in current liabilities as air traffic liability in the Company's Consolidated Balance Sheets.

       Effective July 1, 1994, Delta began recording as reductions of revenue certain international air transportation price adjustments which had previously been recorded as commissions expense. The related amounts in the Consolidated Statements of Operations for fiscal years 1994 and 1993 have been reclassified to conform with the current financial statement presentation.




                            DELTA AIR LINES, INC.

       Delta has entered into code-sharing agreements under which the Company purchases seats from and sells seats to certain foreign airlines. Under these agreements, each airline separately markets its respective seats. The revenue resulting from Delta's sale of code-sharing seats purchased from other airlines is reported as other operating revenue, offset by the cost of acquiring these code-sharing seats and other direct costs incurred in operating the code-sharing flights, in the Company's Consolidated Statements of Operations. The revenue generated from Delta's code sharing seat sales to other airlines is reported as passenger revenue in the Company's Consolidated Statements of Operations.

       DEPRECIATION AND AMORTIZATION - Prior to April 1, 1993, the Company depreciated substantially all of its flight equipment on a straight-line basis to residual values (10% of cost) over a 15-year period from the dates placed in service. As a result of a fleet plan review, effective April 1, 1993, the Company increased the estimated useful lives of substantially all of its flight equipment. Flight equipment that was not already fully depreciated is being depreciated on a straight-line basis to residual values (5% of cost) over a 20-year period from the dates placed in service. The effect of this change was a $34 million decrease in depreciation expense and a $22 million ($0.44 per common share) decrease in net loss for fiscal 1993.

       Ground property and equipment are depreciated on a straight-line basis over their estimated service lives, which range from 3 to 30 years. Flight equipment under capital leases are amortized on a straight-line basis over the lives of the respective leases, which range from 8 to 15 years.

       INTEREST CAPITALIZED - Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalized as an additional cost of the related asset. Interest is capitalized at the Company's weighted average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases when the property or equipment is placed in service.

       EARNINGS (LOSS) PER SHARE - Primary earnings (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Delta common stock (Common Stock) and, if dilutive, Common Stock equivalents outstanding during the year. Common Stock equivalents consist of the shares issuable upon exercise of outstanding stock options less the number of shares deemed to be repurchased under application of the treasury stock method. The weighted average number of shares of Common Stock outstanding was 50,657,613 for fiscal 1995; 50,257,721 for fiscal 1994; and 49,836,959 for fiscal 1993.

       To compute fully diluted earnings (loss) per common share, it is assumed that all outstanding shares of Series C Convertible Preferred Stock (Series C Preferred Stock), all allocated shares of Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock), the 3.23% Convertible Subordinated Notes due 2003 and Common Stock equivalents are converted, if dilutive, into Common Stock.
The weighted average number of shares of Common Stock used to compute fully diluted earnings (loss) per common share was 80,118,720 for fiscal 1995; 50,257,721 for fiscal 1994; and 49,836,959 for fiscal 1993. In addition, to compute fully diluted earnings (loss) per common share, net income or loss is adjusted for the additional contribution that would be required to service the ESOP's long-term debt if the ESOP Preferred Stock was converted into Common Stock and for the interest expense that would be avoided if the 3.23% Convertible Subordinated Notes due 2003 were converted into Common Stock. (See Notes 7, 12, 13 and 14.)

       FOREIGN CURRENCY TRANSLATION - Assets and liabilities denominated in foreign currencies are translated generally at exchange rates in effect at the balance sheet date, except that fixed assets are translated at exchange rates in effect when these assets were acquired. Revenues and expenses of foreign operations are translated at average monthly exchange rates prevailing during the year, except that depreciation and amortization charges are translated at the exchange rates in effect when the related assets were acquired. The resulting foreign exchange gains and losses are recognized as incurred. Such amounts were not significant for any of the years presented in this report.


2.  INVESTMENTS IN DEBT AND EQUITY SECURITIES:

       Under SFAS 115, which Delta adopted effective June 30, 1994, the Company's investments in Singapore Airlines Limited (Singapore Airlines) and Swissair, Swiss Air Transport Company Ltd. (Swissair), which are accounted for under the cost method, are classified as available-for-sale and carried at aggregate market value. Prior to June 30, 1994, these investments were carried at the lower of aggregate cost or market. At June 30, 1995 and 1994, the gross unrealized gain on the Company's investment in Singapore Airlines was $143 million and $109 million, respectively, and the gross unrealized loss on the Company's investment in Swissair was $12 million and $24 million, respectively. The $83 million and $53 million net unrealized gains, net of the related deferred tax provision, on these investments at June 30, 1995 and 1994, respectively, are reflected in stockholders' equity. Delta's rights to vote, transfer or acquire additional shares of the stock of Singapore Airlines and Swissair are subject to certain restrictions.




                            DELTA AIR LINES, INC.

       Delta's other investments in available-for-sale securities, which were also carried at the lower of aggregate cost or market prior to the adoption of SFAS 115, are recorded as short-term investments in the Company's Consolidated Balance Sheets. These investments at June 30, 1995 and 1994, were as follows:


                                                                                  Average
                                                                                  Stated
                                                                                 Maturity
                                        Percentage                               (Months)
                                 -------------------------                ------------------------
Type                             1995                 1994                1995                1994
----                             ----                 ----                ----                ----
Government
  agency debt . . . .            36%                  52%                 12                  21
Corporate debt
  securities  . . . .            64                   48%                  5                  23

       During fiscal years 1995 and 1994, the proceeds from sales of available-for-sale securities were $926 million and $473 million, respectively, which resulted in realized losses of $4 million and $3 million, respectively. The unrealized gains on these investments were less than $1 million and were reflected in stockholders' equity at June 30, 1995 and 1994, respectively.

3.    INVESTMENTS IN ASSOCIATED COMPANIES:

         The Company's percent ownership in associated companies at June 30, 1995, and equity earnings (losses) for fiscal 1995, 1994 and 1993, were as follows:

                                                       Equity Earnings (Losses)
                                Percent               -------------------------
Investment                     Ownership              1995       1994        1993
----------                     ---------              ----       ----        ----
                                                             (In Millions)
TransQuest . . . . . . . .      50.0%                 $(3)       $ -          $-
WORLDSPAN  . . . . . . . .      38.0                   (4)         1           5
ASA  . . . . . . . . . . .      24.2                   12         12           9
Comair . . . . . . . . . .      21.3                    6          6           4
SkyWest  . . . . . . . . .      15.0                    2          2           1

         During the December 1994 quarter, Delta and AT&T Global Information Solutions Company (AT&T) formed TransQuest, a joint venture to provide information technology services to Delta and others in the travel and transportation industries. Delta and AT&T each own a 50% interest in TransQuest. Delta's investment in TransQuest, which initially consisted of software valued at $25 million, is being accounted for under the equity method. This investment is recorded as an investment in associated companies in the accompanying Consolidated Balance Sheets. Billings for information technology services provided by TransQuest to Delta totaled $66 million in fiscal 1995.

        WORLDSPAN provides computer reservations services to Delta. Fees billed to Delta for these services were $78 million in fiscal 1995, $60 million in fiscal 1994 and $47 million in fiscal 1993. Additionally, Delta made monthly subscriber support payments to WORLDSPAN; these payments totaled $18 million in fiscal 1995, $23 million in fiscal 1994 and $32 million in fiscal 1993. Delta provides communications, information processing and administrative services to WORLDSPAN; WORLDSPAN reimbursed Delta for these services in the amount of $3 million in fiscal 1995, $15 million in fiscal 1994, and $26 million in fiscal 1993.


4.    FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK:

        BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUES - The carrying amounts reported in the Company's Consolidated Balance Sheets for cash and cash equivalents approximate fair values at June 30, 1995 and 1994. Short-term investments classified as available-for-sale are recorded at fair value in accordance with SFAS 115. (See Note 2).

        The fair values and carrying values of long-term debt, including current maturities, at June 30, 1995 and 1994, were as follows:

                                        1995                 1994
                                        ----                 ----
                                               (In Billions)
Fair value  . . . . . . . . . . .        $3.0                $3.3
Carrying value  . . . . . . . . .        $2.8                $3.4

       These values are based on quoted market prices, where available, or discounted cash flow analyses. The carrying values of all other financial instruments approximate their fair values.

       OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:  RISKS AND FAIR VALUES -
The Company has entered into certain foreign exchange forward contracts, all with maturities of less than one month, in an effort to manage risks associated with foreign currency exchange rate and interest rate volatility. The aggregate face amount of such contracts was approximately $20 million at June 30, 1995. The related realized and unrealized gains and losses for such contracts were not material for any of the years presented.

       Under the Company's revolving accounts receivable facility (see Note 5), the full amount of the allowance for doubtful accounts related to the receivables sold was retained, as the Company had substantially the same credit risk as if the receivables had not been sold.

       FINANCIAL GUARANTEES - Certain municipalities and airport authorities have issued special facility revenue bonds to build or improve airport terminal and maintenance facilities that Delta leases under operating leases. Under these lease agreements, the Company is required to make rental payments sufficient to pay principal and interest on the bonds as they become due. At June 30, 1995, Delta had guaranteed $675 million principal amount of such bonds. (See Note 8.)

       CONCENTRATION OF CREDIT RISK - Delta's accounts receivable are generated primarily from airline ticket and cargo services sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, Delta does not believe it is subject to any significant concentration of credit risk.


                            DELTA AIR LINES, INC.

5.  SALE OF RECEIVABLES:

       In June 1994, Delta entered into a revolving accounts receivable facility (Facility) providing for the sale of a defined pool of accounts receivable (Receivables) through a wholly-owned subsidiary to a trust in exchange for a senior certificate in the principal amount of $300 million (Senior Certificate) and a subordinate certificate in the principal amount of $189 million (Subordinate Certificate). The subsidiary retained the Subordinate Certificate, and the Company received $300 million in cash from the sale of the Senior Certificate to a third party. The principal amount of the Subordinate Certificate fluctuates daily depending upon the volume of Receivables sold. At June 30, 1995 and 1994, the principal amount of the Senior Certificate was $229 million and $300 million, respectively, and is recorded as a reduction in accounts receivable in the Company's Consolidated Balance Sheets. The principal amount of the Subordinate Certificate at June 30, 1995 and 1994, was $190 million and $164 million, respectively, and is included in accounts receivable in the Company's Consolidated Balance Sheets.

       Under the terms of the Facility, the Company is obligated to pay fees which approximate the Senior Certificate holder's cost of issuing an amount of commercial paper equivalent to the principal amount of the Senior Certificate plus certain administrative costs. For fiscal 1995 and 1994, these fees totaled $19 million and $7 million, respectively, and are included in other income (expense) under miscellaneous, net in the Company's Consolidated Statements of Operations.

       During fiscal 1995, Delta elected to discontinure selling new receivables under the Facility, and the Senior Certificate was reduced to $0 on August 14, 1995.

6.  SHORT-TERM BORROWINGS:

       The maximum and average outstanding balances of short-term bank borrowings and the weighted average interest rates during fiscal 1995, 1994 and 1993 were as follows:

                                                     1995           1994            1993
                                                     ----           ----            ----
                                                       (Dollar Amounts In Millions)
Maximum amount of borrowings
    outstanding during period . . . . . . . . . .    $ -            $ 164           $ 917
Average daily borrowings
    during period . . . . . . . . . . . . . . .      $ -            $   2           $ 251
Weighted average interest
    rate on borrowings
    during period . . . . . . . . . . . . . . . .    $ -             5.03%           3.86%

       At June 30, 1995 and 1994, no commercial paper or short-term notes were outstanding.

7.  LONG-TERM DEBT:

       At June 30, 1995 and 1994, the Company's long-term debt (including current maturities) was as follows:

                                                                         1995            1994
                                                                         ----            ----
                                                                             (In Millions)
3.23% Convertible Subordinated Notes, unsecured,
       due June 15, 2003, net of unamortized
       discount of $179 million and $202 million
       at June 30, 1995 and 1994, respectively  . . . . . . . . . .     $  621          $ 598
8.10% Series C Guaranteed Serial ESOP
       Notes, unsecured, payable in installments
       between 2002 and 2009  . . . . . . . . . . . . . . . . . . .        290            290
9 3/4% Debentures, unsecured, due
       May 15, 2021 . . . . . . . . . . . . . . . . . . . . . . . .        271            350
Medium-Term Notes, Series A and B, unsecured,
       interest rates ranging from 7.55% to 9.15% and
       with maturities ranging from 1997 to 2007  . . . . . . . . .        235            381
9 7/8% Notes, unsecured, due
       January 1, 1998  . . . . . . . . . . . . . . . . . . . . . .        225            225
9 1/4% Debentures, unsecured, due
       March 15, 2022 . . . . . . . . . . . . . . . . . . . . . . .        184            200
10 3/8% Debentures, unsecured, due
       February 1, 2011 . . . . . . . . . . . . . . . . . . . . . .        176            200
9 7/8% Notes, unsecured, due
       May 15, 2000 . . . . . . . . . . . . . . . . . . . . . . . .        165            175
8 1/4% Notes, unsecured, due May 15, 1996 . . . . . . . . . . . . .        150            150
9% Debentures, unsecured, due
       May 15, 2016 . . . . . . . . . . . . . . . . . . . . . . . .        135            150
10 1/8% Debentures, unsecured, due May 15, 2010 . . . . . . . . . .        113            125
8 1/2% Notes, unsecured, due March 15, 2002 . . . . . . . . . . . .         96            100
10 3/8% Debentures, unsecured, due
       December 15, 2022  . . . . . . . . . . . . . . . . . . . . .         66            175
Clayton County Development Authority, 7 5/8%
       unsecured loan agreement, repayable on
       January 1, 2020  . . . . . . . . . . . . . . . . . . . . . .         45             45
Development Authority of Clayton County,
       6 5/8% unsecured loan agreement,
       repayable in installments beginning
       in 2000, with the remaining balance
       payable in 2011  . . . . . . . . . . . . . . . . . . . . . .         35             35
Development Authority of Fulton County,
       unsecured loan agreement, repayable
       $10 million on November 1, 2007, and $20 million
       on November 1, 2012.  Interest ranges from 6.85%
       to 6.95% over the life of the loan . . . . . . . . . . . . .         30             30
7.26%-7.63% 1990 Series A and Series B Guaranteed
       Serial ESOP Notes, unsecured . . . . . . . . . . . . . . . .          -            142
Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (3)            (2)
                                                                        ------         ------
       Total  . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,834          3,369
Less: Current maturities  . . . . . . . . . . . . . . . . . . . . .        151            227
                                                                        ------         ------
       Total long-term debt . . . . . . . . . . . . . . . . . . . .     $2,683         $3,142
                                                                        ======         ======

                            DELTA AIR LINES, INC.

       During fiscal 1995, the Company voluntarily repurchased and retired $403 million principal amount of its long-term debt, and the Delta Family-Care Savings Plan (Savings Plan) voluntarily prepaid in whole, with funds provided by Delta, the Savings Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes, which were guaranteed by Delta. As a result of these transactions, the Company recognized a net pretax loss of $4 million, which is included in miscellaneous income (expense) in the Company's Consolidated Statements of Operations.

       The 1992 Bank Credit Agreement provides for unsecured borrowings by the Company of up to $1.25 billion on a revolving basis until December 4, 1996. Up to $700 million of this facility may be used for the issuance of letters of credit. The interest rate under this facility is, at the Company's option, an adjusted certificate of deposit rate, the LIBOR rate, or the prime rate, in each case plus a margin which is subject to adjustment based on certain changes in the credit ratings of the Company's long-term senior unsecured debt. The 1992 Bank Credit Agreement contains certain negative covenants that restrict the Company's ability to grant liens, incur or guarantee debt, and enter into flight equipment leases. It also provides that if there is a change of control (as defined) of the Company, the banks' obligation to extend credit terminates, any amounts outstanding become immediately due and payable, and the Company will immediately deposit cash collateral with the banks in an amount equal to all outstanding letters of credit. At June 30, 1995, there were no borrowings outstanding under the 1992 Bank Credit Agreement, but there was outstanding a letter of credit in the amount of $466 million (which was increased to $470 million at July 28, 1995) to credit enhance the Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes).

       At August 18, 1995, there was outstanding $290 million principal amount of Series C ESOP Notes guaranteed by Delta. The Series C ESOP Notes, which were issued pursuant to certain note purchase agreements, are payable in installments between July 1, 2002 and January 1, 2009. The note purchase agreements require Delta to purchase the Series C ESOP Notes at the option of the holders thereof (Noteholders) if the credit rating of Delta's long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (Purchase Event); provided that Delta has no obligation to purchase the Series C ESOP Notes under the note purchase agreements so long as it obtains, within 127 days of a Purchase Event, certain credit enhancements (Approved Credit Enhancement) that result in the Series C ESOP Notes being rated A3 or higher by Moody's and A- or higher by Standard & Poor's (Required Ratings). If Delta is required to purchase the Series C ESOP Notes because of the occurrence of a Purchase Event, such purchase would be made at a price (Purchase Price) equal to the outstanding principal amount of the Series C ESOP Notes being purchased, together with accrued interest and a Make Whole Premium Amount. The Make Whole Premium Amount for the Series C ESOP Notes is based on, among other factors, the yield to maturity of U.S. Treasury Notes having maturities equal to the remaining average life to maturity of the Series C ESOP Notes as of the date Delta purchases the Series C ESOP Notes.

       As a result of Moody's rating action on May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993, any Series C ESOP Notes properly tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit (Letter of Credit) to credit enhance the Series C ESOP Notes. The Letter of Credit was issued by NationsBank of Georgia, National Association (NationsBank), in favor of Wilmington Trust Company, as trustee (Trustee), under Delta's 1992 Bank Credit Agreement. Due to the issuance of the Letter of Credit, which is scheduled to expire on December 4, 1996, the Series C ESOP Notes received the Required Ratings. Accordingly, Delta no longer has an obligation to purchase the Series C ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993.

       At August 18, 1995, the face amount of the Letter of Credit was $470 million. It covers the $290 million outstanding principal amount of the Series C ESOP Notes, up to $148 million of Make Whole Premium Amount and approximately one year of interest on the Series C ESOP Notes.

       Delta, the Trustee, and Fidelity Management Trust Company, as ESOP trustee, entered into an Indenture of Trust, dated as of August 1, 1993 (Indenture), that contains certain terms and conditions relating to the Letter of Credit. The Indenture requires the Trustee to draw under the Letter of Credit to make regularly scheduled payments of principal and interest on the Series C ESOP Notes. The Indenture also requires the Trustee to draw under the Letter of Credit to purchase the Series C ESOP Notes in certain circumstances in which Delta would not be required to purchase the Series C ESOP Notes under the note purchase agreements. Subject to certain conditions, the Indenture requires the Trustee to purchase the Series C ESOP Notes at the Purchase Price at the option of the Noteholders in the event that (1) the Required Ratings on the Series C ESOP Notes are not maintained; (2) the Letter of Credit is not extended 20 days before its scheduled expiration date; (3) Delta elects to terminate the Letter of Credit; or (4) the Trustee receives notice there has occurred an Event of Default (as defined) under the 1992 Bank Credit Agreement; unless, generally within 10 days of any such event, the Series C ESOP Notes receive the Required Ratings due to Delta's obtaining a substitute credit enhancement or otherwise.


                            DELTA AIR LINES, INC.

       The Required Ratings on the Series C ESOP Notes are subject to reconsideration at any time, and to annual confirmation, by Moody's and Standard & Poor's. Circumstances that might cause either rating agency to lower or fail to confirm its rating include, without limitation, a downgrading of the deposits of NationsBank below A3 by Moody's or A- by Standard & Poor's, or a determination that the Make Whole Premium Amount covered by the Letter of Credit is insufficient.

       Subject to certain conditions, the Indenture does not permit the Trustee to purchase the Series C ESOP Notes at the option of the Noteholders if the Series C ESOP Notes receive the Required Ratings without the benefit of a credit enhancement. The Series C ESOP Notes are not likely to receive the Required Ratings absent a credit enhancement unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 18, 1995, Delta's long-term senior unsecured debt was rated Ba1 by Moody's and BB by Standard & Poor's.

       If the Trustee draws under the Letter of Credit to purchase the Series C ESOP Notes, Delta is required to reimburse NationsBank under the 1992 Bank Credit Agreement by, at Delta's election, (1) immediately repaying the amount drawn; or (2) converting its reimbursement obligation to an outstanding borrowing under that Agreement. The 1992 Bank Credit Agreement is scheduled to expire on December 4, 1996.

       On June 24, 1993, the Company issued $800 million principal amount at stated maturity of 3.23% Convertible Subordinated Notes due June 15, 2003 (Notes). The Notes were issued at an original issue discount of 28.2% from, and bear interest at the rate of 3.23% per annum on, the principal amount at stated maturity. This original issue discount and rate of interest represents a yield to maturity, compounded semiannually, of 7.25% per annum. The Notes are convertible at any time prior to stated maturity by the holders thereof, unless previously redeemed, into shares of Common Stock, at a conversion rate of 12.68 shares per $1,000 principal amount at stated maturity of the Notes, subject to adjustment in certain circumstances. The Notes are redeemable at any time on or after June 15, 1996, at the Company's option at a price (Repurchase Price) for each Note equal to the issue price plus accrued original issue discount to the redemption date, together with accrued and unpaid interest to the redemption date. If a Change in Control (as defined) of the Company occurs, the holders of Notes may require the Company to repurchase their Notes at the Repurchase Price, payable in cash or, at the Company's option, in shares of Common Stock.

       At June 30, 1995, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:

                       Years Ending
                       June 30                   Amount
                       ------------              ------
                                              (In Millions)
                       1996 . . . . . . . . .     $151
                       1997 . . . . . . . . .       40
                       1998 . . . . . . . . .      254
                       1999 . . . . . . . . .      106
                       2000 . . . . . . . . .      165

       The Company's debt agreements contain certain restrictive covenants, but do not limit the payment of dividends on the Company's capital stock. The terms of the ESOP Preferred Stock and Series C Preferred Stock limit the Company's ability to pay cash dividends on Common Stock in certain circumstances.

       Cash payments of interest, net of interest capitalized, totaled $210 million in fiscal 1995; $231 million in fiscal 1994; and $171 million in fiscal 1993.


8.  LEASE OBLIGATIONS:

       The Company leases certain aircraft, airport terminal and maintenance facilities, ticket offices, and other property and equipment. Rent expense is generally recorded on a straight-line basis over the lease term. Amounts charged to rental expense for operating leases was $1.1 billion in each of fiscal years 1995, 1994 and 1993.

       During the June 1995 quarter, the Company extended the lease terms for 40 B-737-200 aircraft. As a result of the extensions, these aircraft leases were reclassified, for accounting purposes, from operating leases to capital leases. This event resulted in an increase of $385 million, net of deferred rent credits, in flight equipment under capital leases, and an increase of $415 million in capital lease obligations in the Company's Consolidated Balance Sheets at June 30, 1995. This transaction was treated as a noncash transaction in the Company's Consolidated Statements of Cash Flows for the year ended June 30, 1995.




                            DELTA AIR LINES, INC.

       At June 30, 1995, the Company's minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows:

Years Ending                                       Capital           Operating
June 30                                            Leases              Leases
------------                                       ------            ---------
                                                          (In Millions)
1996    . . . . . . . . . . . . . . . . .          $  101           $    929
1997    . . . . . . . . . . . . . . . . .             100                919
1998    . . . . . . . . . . . . . . . . .              97                893
1999    . . . . . . . . . . . . . . . . .              96                883
2000    . . . . . . . . . . . . . . . . .              65                865
After 2000  . . . . . . . . . . . . . . .             221             12,211
                                                   ------            -------
     Total minimum lease payments   . . .             680            $16,700
                                                                     =======

Less:  Amounts representing interest  . .             181
                                                   ------

Present value of future minimum
  capital lease payments  . . . . . . . .             499
Less: Current obligations under
  capital leases  . . . . . . . . . . . .              61
                                                   ------
Long-term capital lease
    obligations . . . . . . . . . . . . .          $  438
                                                   ======

9.  PURCHASE COMMITMENTS:

       Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1995, are estimated to be $2.9 billion, excluding aircraft orders subject to reconfirmation by Delta, as follows:

       Years Ending
       June 30                                           Amount
       -----------                                       ------
                                                      (In Millions)
        1996  . . . . . . . . . . . . . . . .             $   510
        1997  . . . . . . . . . . . . . . . .                 940
        1998  . . . . . . . . . . . . . . . .                 720
        1999  . . . . . . . . . . . . . . . .                 320
        2000  . . . . . . . . . . . . . . . .                 190
        After 2000  . . . . . . . . . . . . .                 220
                                                          -------
              Total . . . . . . . . . . . . .             $ 2,900
                                                          =======

        In addition, at August 18, 1995, the Company had authorized capital expenditures of approximately $300 million for fiscal 1996 for improvement of airport and office facilities, various ground equipment and other assets.

        The Company expects to finance its aircraft, engine and engine hushkit commitments, as well as other authorized capital expenditures, using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions.

        The Company has entered into code sharing agreements under which it has agreed to purchase seats at established prices from specific foreign airlines, subject to certain conditions. None of these agreements has noncancelable terms in excess of one year.

        Subject to certain conditions, Delta has agreed to purchase a minimum of $35 million of products and services from AT&T each calendar year during the first five years of the TransQuest joint venture between Delta and AT&T. (See
Note 3.)

10.    EMPLOYEE BENEFIT PLANS:

       Substantially all of the Company's permanent employees are covered under various defined benefit pension plans, medical plans, and disability and survivorship plans, and certain employees meeting service requirements are eligible to participate in the Savings Plan discussed in Note 14.

       DEFINED BENEFIT PENSION PLANS - The following table sets forth the defined benefit pension plans' funded status and amounts recognized in Delta's Consolidated Balance Sheets as of June 30, 1995 and 1994:

                                                                    1995        1994
                                                                    ----        ----
                                                                     (In Millions)
Actuarial present value of benefit
  obligations:
    Accumulated benefit obligation(1)   . . . . . . . . .          $5,293      $4,518
                                                                   ======      ======

    Projected benefit obligation  . . . . . . . . . . . .          $6,532      $5,846

Plan assets at fair value(2)  . . . . . . . . . . . . . .           6,108       5,365
                                                                   ------      ------

Projected benefit obligation in
  excess of plan assets . . . . . . . . . . . . . . . . .             424         481
Unrecognized net loss . . . . . . . . . . . . . . . . . .            (196)       (176)
Unrecognized transition obligation  . . . . . . . . . . .             (67)        (67)
Unrecognized prior service cost . . . . . . . . . . . . .             (20)         (8)
                                                                   ------      ------

Accrued pension cost recognized in
  the consolidated balance sheets . . . . . . . . . . . .          $  141      $  230
                                                                   ======      ======

(1)Substantially all of the accumulated benefit obligation is vested.
(2)Plan assets were invested at June 30, 1995, approximately as follows: cash equivalents (7%), government and corporate bonds and notes (18%), common stock and other equity-oriented investments (71%) and real estate investments (4%).

       The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 4.7%, respectively, at June 30, 1995, and 8.25% and 4.8%, respectively, at June 30, 1994. The expected long-term rate of return on assets was 10% at June 30, 1995 and 1994.

       Effective April 1, 1993, the Company increased the expected annual return on plan assets associated with defined benefit pension plans from 9% to 10%. This change reduced pretax operating expenses by $13 million and decreased net loss by $8 million ($0.16 per common share) in fiscal 1993.


                            DELTA AIR LINES, INC.

       The net periodic cost of defined benefit pension plans for fiscal 1995, 1994 and 1993 included the following components:

                                                         1995           1994          1993
                                                         ----           ----          ----
                                                                   (In Millions)
Service cost - benefits earned
  during the year . . . . . . . . . . . . . . .          $ 221         $ 248         $ 240
Interest cost on projected
  benefit obligation  . . . . . . . . . . . . .            489           466           431
Actual return on plan assets  . . . . . . . . .           (795)         (355)         (647)
Net amortization and deferral . . . . . . . . .            266          (119)          259
                                                         -----         -----         -----
Net periodic pension cost . . . . . . . . . . .          $ 181         $ 240         $ 283
                                                         =====         =====         =====

       POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - Delta's medical plans provide medical and dental benefits to substantially all retirees and their eligible dependents. Benefits are funded from general assets on a current basis, although amounts sufficient to pay claims incurred, but not yet paid, are held in trust. Plan benefits are subject to co-payments, deductibles and certain other limits described in the plans and are reduced once a retiree is eligible for Medicare. The Company has reserved the right to modify or terminate the medical and dental plans for both current and future retirees.

       Effective July 1, 1992, the Company adopted SFAS 106, which requires the accrual of the cost of providing postretirement benefits over the active service period of the employee. The Company adopted SFAS 106 using the immediate recognition transition option, and recorded a one-time pretax charge of $1.3 billion ($818 million after tax) as the cumulative effect of the accounting change.

       Net periodic postretirement benefit cost for fiscal 1995, 1994 and 1993 included the following components:

                                                                      1995        1994         1993
                                                                      ----        ----         ----
                                                                             (In Millions)
Service cost - benefits earned
  during the year . . . . . . . . . . . . . . . . . . . . . . . .     $ 32        $ 35         $ 47
Interest cost on accumulated
  postretirement benefit
  obligation  . . . . . . . . . . . . . . . . . . . . . . . . . .      118         101          119
Amortization of prior service cost  . . . . . . . . . . . . . . .      (29)        (31)           -
Amortization of accumulated losses  . . . . . . . . . . . . . . .        4           6            -
                                                                      ----        ----         ----
Net periodic postretirement benefit cost  . . . . . . . . . . . .     $125        $111         $166
                                                                      ====        ====         ====

         The accumulated postretirement benefit obligation (APBO) at June 30, 1995 and 1994 consisted of the following components:

                                                            1995       1994
                                                            ----       ----
                                                              (In Millions)
Retirees and dependents . . . . . . . . . . . . . . . .    $  879     $  810
Fully eligible participants . . . . . . . . . . . . . .       333        352
Other active participants . . . . . . . . . . . . . . .       271        262
                                                           ------     ------
Total accumulated postretirement
  benefit obligation  . . . . . . . . . . . . . . . . .     1,483      1,424
Unamortized prior service cost
  (from plan changes) . . . . . . . . . . . . . . . . .       396        405
Unrecognized net loss . . . . . . . . . . . . . . . . .      (109)      (132)
                                                           ------     ------
Accrued postretirement cost . . . . . . . . . . . . . .    $1,770     $1,697
                                                           ======     ======

         The weighted average discount rate used to estimate the APBO was 8.0% at June 30, 1995, and 8.25% at June 30, 1994. The assumed health care cost trend rate used in measuring the APBO was 8.5% in fiscal 1995, declining gradually to 4.25% by 2002, and remaining level thereafter. The assumed health care cost trend rate used in measuring the APBO was 9.5% in fiscal 1994, declining gradually to 4.5% by 2002, and remaining level thereafter.
Increasing the assumed health care cost trend rate annually by 1% for all future years would increase the APBO as of June 30, 1995, by approximately $156 million, and the net periodic postretirement benefit cost by $16 million for fiscal 1995.

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

         Included in the restructuring charges described in Note 16 are aggregate charges of $112 million and $198 million, respectively, for benefit pension plans and postretirement benefit plans. These charges represent costs primarily associated with special termination benefits and curtailment losses related to workforce reductions.

         POSTEMPLOYMENT BENEFITS - The Company provides certain benefits to its former or inactive employees after employment but before retirement. Such benefits primarily include those related to disability and survivorship plans.


                            DELTA AIR LINES, INC.

         Effective July 1, 1994, Delta adopted SFAS 112, which requires recognition of the liability for postemployment benefits during the period of employment. The adoption of SFAS 112 resulted in a cumulative after-tax transition benefit of $114 million in fiscal 1995, primarily due to the net overfunded status of the Company's disability and survivorship plans. The Company's postemployment benefit expense for fiscal 1995 was $85 million. The amount funded in excess of the liability at transition was included in other noncurrent assets in the Company's Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets.


11.  CONTINGENCIES:

       The Company is a defendant in certain legal actions relating to alleged employment discrimination practices, antitrust matters, the Company's participation in Pan Am's proposed plan of reorganization, environmental issues and other matters concerning the Company's business. Although the ultimate outcome of these matters cannot be predicted with certainty and could have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity, management presently believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity.


12.  COMMON AND PREFERRED STOCK:

       At June 30, 1995, 5,824,575 common shares were reserved for issuance under the 1989 Stock Incentive Plan, 5,821,573 common shares were reserved for conversion of the ESOP Preferred Stock, 17,490,306 common shares were reserved for conversion of the Series C Preferred Stock and 10,149,072 common shares were reserved for conversion of the 3.23% Convertible Subordinated Notes due 2003.

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

       Each share of ESOP Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into 0.8578 shares of Common Stock (a conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. The ESOP Preferred Stock is redeemable at Delta's option at specified redemption prices payable, at Delta's election, in cash or Common Stock. If full cumulative dividends on the ESOP Preferred Stock have not been paid when due, Delta may not pay cash dividends on the Common Stock.

       On July 1, 1992, the Company issued 23 million Depositary Shares, each representing 1/1,000th of a share of Series C Preferred Stock. Each share of Series C Preferred Stock bears annual cumulative cash dividends of $3,500 (equivalent to $3.50 per annum per Depositary Share); has a liquidation preference of $50,000 (equivalent to $50 per Depositary Share) plus accrued and unpaid dividends; and is convertible at any time at the option of the holder into shares of Common Stock at a conversion price of $65.75 per share of Common Stock (equivalent to a conversion rate of 0.7605 shares of Common Stock per Depositary Share), subject to adjustment in certain circumstances. Except under certain circumstances, the holders of the Series C Preferred Stock have no voting rights.

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


                            DELTA AIR LINES, INC.

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


13.  STOCK OPTIONS AND AWARDS:

       Under the Company's stock option plans, selected employees have received awards of stock options and, prior to fiscal 1993, tandem stock appreciation rights.

       The option price for all stock options, and the base upon which stock appreciation rights are measured, is the fair market value of Common Stock on the date of grant. Awards exercised as stock appreciation rights are payable in a combination of cash and Common Stock.

       Transactions involving stock options and tandem stock appreciation rights during fiscal 1993, 1994 and 1995 were as follows:

                                           Awards                   Award Price Range
                                           ------                   -----------------
Balance June 30, 1992 . . . . . . . . .   2,503,350                  $43.25 - $73.125

Fiscal 1993:
       Exercised  . . . . . . . . . . .     (55,400)                 $43.25 - $54.00
                                          ---------

Balance June 30, 1993 . . . . . . . . .   2,447,950                  $54.00 - $73.125

Fiscal 1994:
       Granted  . . . . . . . . . . . .     650,200                      $54.375
       Exercised  . . . . . . . . . . .     (47,400)                     $54.00
       Expired  . . . . . . . . . . . .      (9,000)                     $54.00
       Forfeited  . . . . . . . . . . .     (27,000)                 $68.375- $73.125
                                          ---------

Balance June 30, 1994 . . . . . . . . .   3,014,750                  $54.00 - $73.125

Fiscal 1995:
       Granted  . . . . . . . . . . . .     718,750                      $52.00
       Exercised  . . . . . . . . . . .     (78,900)                 $54.00 - $68.375
       Expired  . . . . . . . . . . . .    (257,750)                     $67.375
       Forfeited  . . . . . . . . . . .     (10,700)                 $52.00 - $73.125
                                          ---------
Balance June 30, 1995 . . . . . . . . .   3,386,150                  $52.00 - $73.125
                                          =========


       Subject to certain exceptions, stock options and tandem stock appreciation rights, if any, are generally exercisable between one and ten years after the date of award. Awards outstanding as of June 30, 1995, and the option prices of those awards were as follows:

Date of Award                                 Awards Outstanding       Award Price
-------------                                 ------------------       -----------
January 26, 1989. . . . . . . . . . . . . . . .      83,000               $54.00
January 25, 1990. . . . . . . . . . . . . . . .     404,800               $67.375
January 24, 1991. . . . . . . . . . . . . . . .     737,000               $68.375
January 23, 1992. . . . . . . . . . . . . . . .     843,000               $73.125
January 27, 1994. . . . . . . . . . . . . . . .     600,600               $54.375
January 26, 1995. . . . . . . . . . . . . . . .     717,750               $52.00
                                                  ---------
                                                  3,386,150            $52.00-$73.125
                                                  =========


       Substantially all awards of stock options with tandem stock appreciation rights have been exercised as stock appreciation rights. In fiscal 1995, the Company issued 1,643 shares of Common Stock, at an average price of $65.75 per share, in connection with the exercise of stock appreciation rights.


14.  EMPLOYEE STOCK OWNERSHIP PLAN:

       The Company sponsors the Savings Plan, a qualified defined contribution pension plan under which eligible Delta personnel may contribute a portion of their earnings. The Savings Plan includes an employee stock ownership plan
(ESOP) feature. Subject to certain conditions, the Company contributes to the ESOP 50% of a participant's contributions to the Savings Plan, up to a maximum employer contribution of 2% of a participant's earnings.

       In connection with the adoption of the ESOP, the Company sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for approximately $500 million. The Company has recorded unearned compensation to reflect the value of ESOP Preferred Stock sold to the ESOP but not yet allocated to participants' accounts. As shares of the ESOP Preferred Stock are allocated to participants, compensation expense is recorded and unearned compensation is reduced.
Interest expense on the Guaranteed Serial ESOP Notes is also recorded as an additional component of ESOP expense.

       Effective July 1, 1994, Delta adopted SOP 93-6. Under SOP 93-6, the compensation and interest components of ESOP costs are reduced by the amount of dividends accrued on the allocated ESOP Preferred Stock, and only the allocated ESOP Preferred Stock is considered outstanding in computing primary and fully diluted earnings per common share. Prior to adoption of SOP 93-6, the compensation and interest components of ESOP costs were reduced by the amount of dividends accrued on all ESOP Preferred Stock, and all ESOP Preferred Stock was considered outstanding for primary and fully diluted earnings per common share calculations.

       The adoption of SOP 93-6 increased reported net income attributable to common stockholders shown in the Company's


                            DELTA AIR LINES, INC.

Consolidated Statements of Operations by $8 million for fiscal 1995 and increased primary and fully diluted earnings per common share for that period by $0.16 and $0.28, respectively. The provisions of SOP 93-6 require that it be adopted prospectively.

       Delta recorded compensation and interest expense, made cash contributions to the ESOP, and incurred actual interest on the Guaranteed Serial ESOP Notes in fiscal 1995, 1994 and 1993, as follows:

                                                        1995             1994             1993
                                                        ----             ----             ----
                                                                   (In Millions)
Compensation expense  . . . . . . . . . . . . . . . . . $38               $29              $27
Interest expense  . . . . . . . . . . . . . . . . . . .  25                20               20
Cash contributions, including
    dividends on the ESOP
    Preferred Stock   . . . . . . . . . . . . . . . . .  47                50               43
Interest on Guaranteed Serial
    ESOP Notes  . . . . . . . . . . . . . . . . . . . .  28                34               35

15.  INCOME TAXES:

       Effective July 1, 1992, Delta adopted SFAS 109, which changed the Company's method of accounting for income taxes from the deferred method to the liability method. The cumulative effect of adopting SFAS 109 decreased the net loss for fiscal 1993 by $231 million.

       Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 1995 and 1994, are a result of temporary differences related to the items described as follows:

                                                1995                              1994
                                            Deferred Tax                       Deferred Tax
                                       Assets       Liabilities          Assets          Liabilities
                                       ------       -----------          ------          -----------
                                                             (In Millions)
Postretirement benefits . . . . . .    $  655        $    -              $  610           $    -
Gains on sale and lease-back
  transactions (net)  . . . . . . .       344             -                 357                -
Alternative minimum tax
  credit carryforwards  . . . . . .       284             -                 185                -
Rent expense  . . . . . . . . . . .       174             -                 153                -
Other employee benefits . . . . . .       161             -                 164                -
Net operating loss
    carryforwards   . . . . . . . .       122             -                 237                -
Spare parts repair expense  . . . .        97             -                  85                -
Accrued compensation
    expense   . . . . . . . . . . .        42             -                  22                -
Frequent flyer expense  . . . . . .        37             -                  35                -
Depreciation and amortization . . .         -         1,084                   -              950
Postemployment benefits . . . . . .         -            89                   -                -
Marketable equity securities  . . .         -            49                   -               31
Other . . . . . . . . . . . . . . .       167           121                 170              141
                                       ------        ------              ------           ------
                                       $2,083        $1,343              $2,018           $1,122
                                       ======        ======              ======           ======

       The alternative minimum tax credit carryforwards do not expire; the net operating loss carryforwards will generally expire in 2008 and 2009 if not utilized prior to that time.

       Management believes, based on the Company's earnings history, the actions that the Company has already taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1995.

       Income taxes (provided) credited in fiscal 1995, 1994 and 1993 consisted of:

                                                      1995             1994             1993
                                                      ----             ----             ----
                                                                   (In Millions)
Current taxes . . . . . . . . . . . . . . . . . .   $(104)              $  8            $ 25
Deferred taxes  . . . . . . . . . . . . . . . . .     (99)               227             207
Increase in corporate
  statutory rate  . . . . . . . . . . . . . . . .       -                 13               -
Tax benefit of dividends on
  allocated ESOP
  Preferred Stock   . . . . . . . . . . . . . . .       3                  2               2
                                                    -----               ----            ----
                                                     (200)               250             234
                                                    -----               ----            ----
Amortization of investment
  tax credits   . . . . . . . . . . . . . . . . .       -                  1               2
                                                    -----               ----            ----
Income taxes (provided) credited  . . . . . . . .   $(200)              $251            $236
                                                    =====               ====            ====

     Components of the deferred tax (provision) credits are as follows:

                                                        1995            1994           1993
                                                        ----            ----           ----
                                                                   (In Millions)
Postretirement benefits . . . . . . . . . . . . . . . $  45             $ 82           $  48
Gains on sale and leaseback
  transactions  . . . . . . . . . . . . . . . . . . .   (13)             (14)              4
Alternative minimum tax
  credit carryforwards  . . . . . . . . . . . . . . .    99               (8)            114
Rent expense  . . . . . . . . . . . . . . . . . . . .    21               11              22
Net operating loss
  carryforwards   . . . . . . . . . . . . . . . . . .  (115)             163              74
Spare parts repair expense  . . . . . . . . . . . . .    12               11              12
Accrued compensation expense  . . . . . . . . . . . .    20               22              (1)
Depreciation and amortization . . . . . . . . . . . .  (134)             (93)           (117)
Tax accruals  . . . . . . . . . . . . . . . . . . . .    14                2               3
Pension expense . . . . . . . . . . . . . . . . . . .     5               12              22
Software development costs  . . . . . . . . . . . . .    (5)             (17)            (12)
Inventory . . . . . . . . . . . . . . . . . . . . . .     5               48             (26)
Other, net  . . . . . . . . . . . . . . . . . . . . .   (53)               8              64
                                                      -----             ----           -----
                                                      $ (99)            $227           $ 207
                                                      =====             ====           =====

                             DELTA AIR LINES, INC.

     The income tax (provision) credits generated for fiscal 1995, 1994 and 1993 differ from amounts which would result from applying the federal statutory tax rate to pretax income (loss), as follows:

                                                        1995             1994             1993
                                                        ----             ----             ----
                                                                  (In Millions)
Income (loss) before income taxes . . . . . .         $ 494            $(660)           $(651)
Items not deductible for tax purposes:
Meals and entertainment . . . . . . . . . . .            41               16               16
Depreciation and amortization . . . . . . . .             9                9               11
Other, net  . . . . . . . . . . . . . . . . .             3               -                (8)
                                                      -----            -----            -----
Adjusted pretax income (loss) . . . . . . . .           547             (635)            (632)

Federal statutory tax rate  . . . . . . . . .           x35%             x35%             x34%
                                                      -----            -----            -----
Income tax (provision) credit at
  statutory rate  . . . . . . . . . . . . . .          (191)             222              215
State and other income taxes, net
  of federal income tax (provision) credit  .            (9)              15               19
Benefit due to increase in
  corporate statutory tax rate  . . . . . . .            -                13               -
Amortization of investment
  tax credits   . . . . . . . . . . . . . . .            -                 1                2
                                                      -----            -----            -----
Income taxes (provided) credited  . . . . . .         $(200)           $ 251            $ 236
                                                      =====            =====            =====


       The Company made income tax payments, net of income tax refunds, of $25 million in fiscal 1995 and received income tax refunds, net of cash income tax payments, of $13 million in fiscal 1994 and $166 million in fiscal 1993.


16.    RESTRUCTURING CHARGES:

       During fiscal 1993 and 1994, the Company recorded pretax restructuring charges of $82 million ($1.05 primary and fully diluted per common share) and $526 million ($6.59 primary and fully diluted per common share), respectively. These charges are summarized in the table below:

                                             Charges (Credits)
                                       -------------------------------
                                       1993         1994         Total
                                       ----         ----         -----
Fleet Simplification  . . . . . .      $82         $ (24)         $ 58
Early Retirement Program  . . . .       -            112           112
Leadership 7.5  . . . . . . . . .       -            438           438
                                       ---         -----          ----
       Total    . . . . . . . . .      $82         $ 526          $608
                                       ===         =====          ====



       The fiscal 1993 fleet simplification program included an $82 million restructuring charge related to the planned retirement of 21 Airbus A310 aircraft acquired in 1991 in connection with the Company's purchase of certain assets from Pan Am Corporation and certain of its subsidiaries. The Company returned 17 of these aircraft to lessors during fiscal 1994, recognizing cash and noncash costs totaling $28 million and $30 million, respectively, and reversed $24 million of the restructuring charge due to lower than expected maintenance costs associated with the return of the 17 aircraft.

       During fiscal 1994, the Company recorded restructuring charges totaling $526 million, which included a $112 million charge primarily for special termination benefits relating to an early retirement program under which approximately 1,500 employees elected to retire effective November 1, 1993, and a $438 million charge for the Company's Leadership 7.5 program announced during the June 1994 quarter, partially offset by a $24 million reversal related to the fleet simplification charge discussed above.

       The $438 million charge for the Leadership 7.5 program includes $280 million for workforce reductions of approximately 8,700 employees that were expected to occur during fiscal 1995, including pension plan curtailment losses of $33 million, special termination benefits of $165 million (for approximately 2,500 employees), and severance payments and related costs of $82 million. During fiscal 1995, the Company reduced its staffing by approximately 9,200 personnel, which included the transfer of approximately 1,200 employees to TransQuest and WORLDSPAN. Cash payments in fiscal 1995 for workforce reductions totaled approximately $30 million, primarily for severance payments, with the remaining $52 million expected to occur during fiscal 1996. Payments associated with the curtailment loss and special termination benefits will be expended as required for funding appropriate pension and other postretirement plans in future years.

       Also included in the $438 million restructuring charge is $158 million representing cash and noncash costs associated with reductions in inventory levels, the suspension of service in certain transatlantic markets, and lease termination costs for facilities to be abandoned as a result of the restructuring. The Company incurred cash costs of approximately $19 million for these initiatives during fiscal 1995, and expects to incur approximately $38 million in cash costs during fiscal 1996.

       Actual costs incurred for certain amounts accrued, realization on the sales of excess inventories, and costs associated with lease terminations and abandoned facilities may vary from current estimates. The appropriate accrued liability will be adjusted upon completion of these activities.


                             DELTA AIR LINES, INC.

17.    FOREIGN OPERATIONS:

       Delta conducts operations in various foreign countries, principally in North America, Europe, the Middle East and Asia. Operating revenues from foreign operations were approximately $2.6 billion in fiscal 1995, $2.5 billion in fiscal 1994 and $2.3 billion in fiscal 1993.

18.   QUARTERLY FINANCIAL DATA (UNAUDITED):

       The following is a summary of the unaudited quarterly results of operations for fiscal 1995 and 1994 (in millions, except per share data):

                                                   Three Months Ended
                                                   ------------------
                                      Sept. 30       Dec. 31      Mar. 31        June 30
                                      --------       -------      -------        -------
Fiscal 1995
-----------
Operating revenues  . . . . . . . .  $    3,157    $    2,919    $   2,902      $    3,216
                                     ==========    ==========    =========      ==========

Operating income  . . . . . . . . .  $      154    $       18    $      40      $      449
                                     ==========    ==========    =========      ==========
Income (loss) before
  cumulative effect of
  accounting changes  . . . . . . .  $       72    $      (18)   $     (11)     $      251

Cumulative effect of
  accounting changes, net of tax     $      114    $        -    $       -      $        -
                                     ----------    ----------    ---------      ----------

Net income (loss) . . . . . . . . .  $      186    $      (18)   $     (11)     $      251
                                     ==========    ==========    =========      ==========
Primary income (loss)
  per common share:
    Before cumulative
    effect of accounting
    changes . . . . . . . . . . . .  $     1.00    $    (0.79)   $   (0.66)     $     4.49

Cumulative effect
  of accounting
  changes . . . . . . . . . . . . .        2.25             -            -               -
                                     ----------    ----------    ---------      ----------


                                     $     3.25    $    (0.79)   $   (0.66)     $     4.49
                                     ==========    ==========    =========      ==========

Fully diluted income
  (loss) per common share:
    Before cumu-
    lative effect of
    accounting changes  . . . . . .  $     0.99    $    (0.79)   $   (0.66)     $     3.21

Cumulative effect
  of accounting changes . . . . . .        1.43           -              -               -
                                     ----------    ----------    ---------      ----------


                                     $     2.42    $    (0.79)   $   (0.66)     $     3.21
                                     ==========    ==========    =========      ==========
Fiscal 1994
-----------
Operating revenues  . . . . . . . .  $    3,138    $    2,952    $   2,878      $    3,109
                                     ==========    ==========    =========      ==========
Operating income (loss) . . . . . .  $      121    $     (180)   $     (67)     $     (321)
                                     ==========    ==========    =========      ==========
Net income (loss) . . . . . . . . .  $       60    $     (141)   $     (78)     $     (250)
                                     ==========    ==========    =========      ==========
Primary and fully diluted
  income (loss)
  per common share  . . . . . . . .  $     0.65    $    (3.36)   $   (2.10)     $    (5.50)
                                     ==========    ==========    =========      ==========


      Operating expenses for the June 1994 quarter include a $414 million restructuring charge for costs associated with Leadership 7.5 initiatives. Operating expenses for the December 1993 quarter include a $112 million restructuring charge for costs associated with the early retirement of approximately 1,500 employees who elected to retire effective November 1, 1993. (See Note 16.)




                             DELTA AIR LINES, INC.

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


                              ARTHUR ANDERSEN LLP


To the Stockholders and the Board of Directors of Delta Air Lines, Inc.:

       We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

       As discussed in Notes 14 and 10 in the Notes to Consolidated Financial Statements, effective July 1, 1994, the Company changed its methods of accounting for employee stock ownership plans and postemployment benefits. As discussed in Note 2 in the Notes to Consolidated Financial Statements, effective June 30, 1994, the Company changed its method of accounting for certain debt and equity securities. As discussed in Notes 15 and 10 in the Notes to Consolidated Financial Statements, effective July 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

/s/ Arthur Andersen LLP

Atlanta, Georgia
August 18, 1995


REPORT OF MANAGEMENT

       The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears on this page.

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



      /s/ Thomas J. Roeck, Jr.                    /s/ Ronald W. Allen
        THOMAS J. ROECK, JR.                        RONALD W. ALLEN
Senior Vice President - Finance and          Chairman of the Board, President
      Chief Financial Officer                  and Chief Executive Officer


                            DELTA AIR LINES, INC.

CONSOLIDATED SUMMARY
OF OPERATIONS
(In millions, except per share data)

                                            For the years ended June 30
                                               1995(1)          1994(2)             1993(3)         1992
----------------------------------------------------------------------------------------------------------
Operating revenues  . . . . . . . . . . .   $    12,194    $    12,077       $    11,657       $    10,837
Operating expenses  . . . . . . . . . . .        11,533         12,524            12,232            11,512
                                            -----------    -----------       -----------       -----------
Operating income (loss) . . . . . . . . .           661           (447)             (575)             (675)
Interest expense, net . . . . . . . . . .          (262)          (271)             (177)             (151)
Gain (loss) on disposition of flight
  equipment . . . . . . . . . . . . . . .             -              2                65                35
Miscellaneous income, net(4). . . . . . .            95             56                36                 5
                                            -----------    -----------       -----------       -----------
Income (loss) before income taxes . . . .           494           (660)             (651)             (786)
Income taxes (provided) credited  . . . .          (200)           250               233               271
Amortization of investment tax credits. .             -              1                 3                 9
                                            -----------    -----------       -----------       -----------
Net income (loss) . . . . . . . . . . . .           294           (409)             (415)             (506)
Preferred stock dividends . . . . . . . .           (88)          (110)             (110)              (19)
                                            -----------    -----------       -----------       -----------
Net income (loss) attributable to
  common stockholders . . . . . . . . . .   $       206    $      (519)      $      (525)      $      (525)
                                            ===========    ===========       ===========       ===========
    Net income (loss) per common
      share:
        Primary . . . . . . . . . . . . .   $      4.07    $    (10.32)      $    (10.54)      $    (10.60)
                                            ===========    ===========       ===========       ===========
        Fully diluted . . . . . . . . . .   $      4.01    $    (10.32)      $    (10.54)      $    (10.60)
                                            ===========    ===========       ===========       ===========
Dividends declared on common stock  . . .   $        10    $        10       $        35       $        59
Dividends declared per common share . . .   $      0.20    $      0.20       $      0.70       $      1.20


OTHER FINANCIAL AND
STATISTICAL DATA
(Dollar amounts in millions)

                                            For the years ended June 30
                                                1995          1994(2)             1993(3)          1992
----------------------------------------------------------------------------------------------------------
Total assets  . . . . . . . . . . . . . .   $    12,143    $    11,896       $    11,871       $    10,162
Long-term debt and capital leases
  (excluding current maturities)  . . . .   $     3,121    $     3,228       $     3,716       $     2,833
Stockholders' equity  . . . . . . . . . .   $     1,827    $     1,467       $     1,913       $     1,894
Shares of common stock outstanding
  at year end . . . . . . . . . . . . . .    50,816,010     50,453,272        50,063,841        49,699,098
Revenue passengers enplaned
  (thousands) . . . . . . . . . . . . . .        88,893         87,399            85,085            77,038
Available seat miles (millions) . . . . .       130,525        131,780           132,282           123,102
Revenue passenger miles (millions)  . . .        86,355         85,206            82,406            72,693
Operating revenue per available seat
  mile  . . . . . . . . . . . . . . . . .         9.34c.         9.16c.            8.81c.            8.80c.
Passenger mile yield  . . . . . . . . . .        13.09c.        13.21c.           13.23c.           13.91c.
Operating cost per available seat mile. .         8.84c.         9.50c.            9.25c             9.35c.
Passenger load factor . . . . . . . . . .        66.16%         64.66%            62.30%            59.05%
Breakeven passenger load factor . . . . .        62.29%         67.23%            65.58%            62.99%
Available ton miles (millions)  . . . . .        18,150         18,302            18,182            16,625
Revenue ton miles (millions)  . . . . . .        10,142          9,911             9,503             8,361
Cost per available ton mile . . . . . . .        63.55c.        68.43c.           67.27c.           69.24c.

(1) Summary of operations excludes $114 million after-tax cumulative effect of change in accounting standards ($2.25 primary and $1.42 fully diluted earnings per common share).
(2) Summary of operations and other financial and statistical data include $526 million in pretax restructuring charges
    ($6.59 after-tax per common share).
(3) Summary of operations and other financial and statistical data include $82 million pretax restructuring charge ($1.05 after-tax per common share). Summary of operations excludes $587 million after-tax cumulative effect of changes in accounting standards ($11.78 after-tax per common share).
(4) Includes interest income.


                             DELTA AIR LINES, INC.

    1991             1990              1989              1988              1987              1986              1985
---------------------------------------------------------------------------------------------------------------------
$     9,171     $     8,583        $     8,089       $     6,915       $     5,318      $     4,460       $     4,684
      9,621           8,163              7,411             6,418             4,913            4,426             4,318
-----------     -----------        -----------       -----------       -----------      -----------       -----------
       (450)            420                678               497               405               34               366
        (97)            (27)               (39)              (65)              (62)             (55)              (62)
         17              18                 17                (1)               96               16                94
         30              57                 55                25                 8                8                 7
-----------     -----------        -----------       -----------       -----------      -----------       -----------
       (500)            468                711               456               447                3               405
        163            (187)              (279)             (181)             (219)               2              (187)
         13              22                 29                32                36               42                41
-----------     -----------        -----------       -----------       -----------      -----------       -----------
       (324)            303                461               307               264               47               259
        (19)            (18)                 -                 -                 -                -                 -
-----------     -----------        -----------       -----------       -----------      -----------       -----------
$      (343)    $       285        $       461       $       307       $       264      $        47       $       259
===========     ===========        ===========       ===========       ===========      ===========       ===========
$     (7.73)    $      5.79        $      9.37       $      6.30       $      5.90      $      1.18       $      6.50
===========     ===========        ===========       ===========       ===========      ===========       ===========
$     (7.73)    $      5.28        $      9.37       $      6.30       $      5.90      $      1.18       $      6.50
===========     ===========        ===========       ===========       ===========      ===========       ===========
$        54     $        85        $        59       $        59       $        44      $        40       $        28
$      1.20     $      1.70        $      1.20       $      1.20       $      1.00      $      1.00       $      0.70


    1991             1990               1989              1988              1987             1986              1985
---------------------------------------------------------------------------------------------------------------------
$     8,411     $     7,227        $     6,484       $     5,748       $     5,342      $     3,785       $     3,627

$     2,059     $     1,315        $       703       $       729       $     1,018      $       869       $       535
$     2,457     $     2,596        $     2,620       $     2,209       $     1,938      $     1,302       $     1,287
 49,401,779      46,086,110         49,265,884        49,101,271        48,639,469       40,116,383        39,958,467
     69,127          67,240             64,242            58,565            48,173           39,582            39,341
    104,328          96,463             90,742            85,834            69,014           53,336            51,637
     62,086          58,987             55,904            49,009            38,415           30,123            29,062
      8.79c.          8.90c.             8.91c.            8.06c.            7.71c.           8.36c.            9.07c.
     13.80c.         13.63c.            13.56c.           13.15c.           12.81c.          13.72c.           15.06c.
      9.22c.          8.46c.             8.17c.            7.48c.            7.12c.           8.30c.            8.36c.
     59.51%          61.15%             61.61%            57.10%            55.66%           56.48%            56.28%
     62.64%          57.96%             56.09%            52.69%            51.09%           56.01%            51.57%
     13,825          12,500             11,725            11,250             9,000            6,934             6,668
      7,104           6,694              6,338             5,557             4,327            3,372             3,275
     69.59c.         65.30c.            63.21c.           57.05c.           54.60c.          63.82c.           64.76c.


                            DELTA AIR LINES, INC.

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

First Chicago Trust Company of New York
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Telephone (201) 324-0498

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, October 26, 1995, at 9:00 a.m., local time, in the Thomas B. Murphy Ballroom of the Georgia World Congress Center, 285 International Boulevard, N.W., Atlanta, Georgia.


AVAILABILITY OF FORM 10-K AND
OTHER FINANCIAL INFORMATION

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, will be provided without charge upon written request. Requests for other financial documents may also be directed to:

Delta Air Lines, Inc.
Investor Relations, Department 829
P.O. Box 20706
Atlanta, Georgia 30320-6001
Telephone (404) 715-2391

Telephone inquiries related to financial information, other than requests for financial documents, may be directed to Delta Investor Relations at (404) 715-6679.

COMMON STOCK AND DEPOSITARY SHARES REPRESENTING SERIES C CONVERTIBLE PREFERRED STOCK

Listed on the New York Stock Exchange under the ticker symbol DAL

NUMBER OF STOCKHOLDERS

As of August 11, 1995, there were 24,628 registered holders of Common Stock.

MARKET PRICES AND DIVIDENDS

                          Market Price Range of         Cash
                             Common Stock on        Dividends Per
Fiscal Year 1995         New York Stock Exchange     Common Share
-----------------------------------------------------------------
Quarter Ended:             High        Low
September 30  . . . . .   $50 1/4    $43 1/2           $0.05
December 31 . . . . . .    53         42 3/4            0.05
March 31  . . . . . . .    64         50 1/4            0.05
June 30 . . . . . . . .    75 3/8     58 1/4            0.05

Fiscal Year 1994
-----------------------------------------------------------------
Quarter Ended:             High        Low
September 30  . . . . .   $56        $45 7/8           $0.05
December 31 . . . . . .    61 1/8     52                0.05
March 31  . . . . . . .    57 7/8     43 7/8            0.05
June 30 . . . . . . . .    47 3/4     39 1/2            0.05

                            DELTA AIR LINES, INC.

                             GRAPHICS APPENDIX LIST


              EDGAR Version                                      Typeset Version
---------------------------------------                 ---------------------------------------
1995 Form 10-K, Exhibit 13 -- (Selected                 1995 Form 10-K, Exhibit 13 -- (Selected
Portions of Delta's 1995 Annual Report                  Portions of Delta's 1995
to Stockholders)                                        Annual Report to Stockholders).

Page 6 -- One pie chart and one                         Page 6 -- One pie chart showing the percent of
bar chart omitted                                       Delta's Domestic RPM's Competitive with Low-Fare
                                                        Carriers. One bar chart depicting Leadership 7.5
                                                        Targets Operating Cost/ASM in cents.  (The text
                                                        and numbers used in these charts appear in the text
                                                        of the EDGAR Version).

Page 9 -- One bar chart omitted                         Page 9 -- One bar chart depicting Capital Expenditures (in millions of dollars) (Flight Equipment, including Leased
                                                        Aircraft, and Ground Property and Equipment).

Page 10 -- One bar chart omitted                        Page 10 -- One bar chart depicting Primary Earnings (Loss) Per
                                                        Common Share in dollars.  (The text and numbers used in
                                                        this chart appear in the text of the EDGAR Version).

Page 11 -- One pie chart omitted                        Page 11 -- One pie chart depicting 1995 Distribution of
                                                        Operating Revenues.  (The text and numbers used in this
                                                        chart appears in the text of the EDGAR Version).

Page 12 -- One pie chart omitted                        Page 12 -- One pie chart depicting 1995 Operating Expenses as a percent of Total Operating Expenses.  (The text and
                                                        numbers used in this chart appears in the test of the
                                                        EDGAR Version).

Page 14 -- One bar chart omitted                        Page 14 -- One bar chart depicting Invested Capital (in millions of dollars) (Stockholders' Equity and Long-Term Debt and
                                                        Capital Leases).  (The text and numbers used in this chart appears in the text of the EDGAR Version).