Form 10-K, Exhibit 13
period 1996-06-30
DELTA AIR LINES INC /DE/
filed 1996-09-30
CIK 27904

                                                                      EXHIBIT 13

LEADERSHIP 7.5 AND BEYOND

     In April 1994, Delta announced Leadership 7.5, a three year plan to return the Company to sustained profitability and position it for future growth. The core of the program was a goal of reducing the Company's annual operating expense by approximately $2 billion by the end of the June 1997 quarter. Delta also established operating cost per available seat mile (unit cost) goals of 8.6c. for the June 1995 quarter, 8.0c. for the June 1996 quarter, and 7.5c. for the June 1997 quarter. The unit cost goals reflected the phase-in of the $2 billion in targeted cost savings, excluding restructuring and other non-recurring charges, and assumed other costs and operating capacity remain at calendar 1993 levels.

     Developments in the airline industry during fiscal 1996 reaffirmed Delta's belief that the only way for the Company to succeed in the highly competitive environment in which it operates is to permanently reduce operating costs to a competitive level. The level of low-cost, low-fare competition in Delta's domestic markets continued to rise during fiscal 1996 at a rate faster than that experienced by Delta's major competitors, negatively impacting average fare levels in affected markets. Traffic patterns during fiscal 1996 validated the prediction that business traffic growth would stabilize while leisure traffic growth would accelerate.

     As of June 30, 1995, Delta had succeeded in achieving its first Leadership 7.5 unit cost goal, beating the 8.6c. goal by a generous margin with a unit cost of 8.39c. for the June 1995 quarter. By the end of fiscal 1995, Delta had already implemented initiatives estimated to generate approximately $1.6 billion in annual cost reductions. During fiscal 1996, the Company continued to reduce costs, recording a 3% reduction in both total operating expenses and unit costs for the year, excluding restructuring and other non-recurring charges. Actual June 1996 quarter unit cost came in at 8.33c.,
excluding a restructuring charge.   The June 1996 quarter unit cost reflects
expense reductions in several categories which were partially offset by a significant increase in the price of jet fuel, a

  (Graph Omitted)

Quarterly Unit Cost*
     (in cents)
- ---------------------------
Cost Per ASM
[C]                    [C]

June 1994              9.20
June 1995              8.39
June 1996              8.33
Long-term Goal         7.5
- ---------------------------
* Excludes restructuring
  charges

                            DELTA AIR LINES, INC.                           7

4.3c. per gallon federal tax on jet fuel and costs associated with carrying record levels of passenger traffic during the quarter.

     A major milestone was reached in the Leadership 7.5 program in April 1996, when Delta pilots ratified a new four year collective bargaining agreement, which became effective May 1, 1996. The new agreement is expected to contribute approximately $760 million to Leadership 7.5 cost reductions over the four year term of the contract, before considering any payments under the pilots' profit sharing program.

     A key outcome of the new pilot agreement is the formation of a low-fare operation. Subsequent to the end of fiscal 1996, the Company announced the October 1, 1996 launch of Delta Express, a low-fare business unit within Delta operating in certain highly competitive, leisure-oriented markets within Delta's system. Delta Express will begin daily nonstop service connecting 10 midwest and northeast cities with Orlando and four other Florida cities, operating with a dedicated fleet of Boeing 737-200 aircraft. Delta Express is scheduled to grow to 25 aircraft by January, 1997.

     In July 1996, the Company announced a shift in strategy from a strict focus on operating costs to a more balanced approach that focuses on both operating cost reduction and revenue improvement. Delta's success in strengthening its financial condition, changes in the industry environment, and a renewed emphasis on customer service motivated the shift. While the unit cost goal of 7.5c. per available seat mile will be maintained as a long-term goal, the Company no longer expects to reach this goal by the June 1997 quarter. Delta increased its three year operating margin goal to 12% by the end of fiscal 1999. Delta's operating margin goal is aggressive, and no assurance can be given that the Company will meet this goal.


8
                            DELTA AIR LINES, INC.

AIRCRAFT FLEET

     Delta continues to maintain one of the youngest, most efficient and technologically advanced fleets in the U.S. airline industry. During fiscal 1996, the Company continued to refine its aircraft fleet plan to simplify the fleet, improve operating efficiency, and better meet customer expectations.

                  Aircraft Fleet
                 At June 30, 1996
                  Average Age of
                  Aircraft Type
Type of Aircraft     (Years)       Owned    Leased  Total
- ----------------  --------------  --------  ------  -----
B-727-200.......      19.3          106       23      129
B-737-200.......      11.6            1       53       54
B-737-300.......      10.4            -       13       13
B-757-200.......       7.4           45       41       86
B-767-200.......      13.1           15        -       15
B-767-300.......       7.1            2       24       26
B-767-300ER.....       4.2           10        7       17
L-1011-1........      19.2           31        -       31
L-1011-200......      18.0            1        -        1
L-1011-250......      13.7            6        -        6
L-1011-500......      15.4           17        -       17
MD-11...........       3.1            5        7       12
MD-88...........       6.0           63       57      120
MD-90...........       0.9           12        -       12
                                    ---      ---      ---
  Total.........      11.2          314      225      539
                                    ===      ===      ===

     During fiscal 1996, Delta announced plans to retire all 55 Lockheed L-1011 aircraft from its fleet, including the removal of all L-1011 aircraft from transatlantic service by the end of fiscal 1998. At the same time, Delta announced an agreement with The Boeing Company to purchase 12 additional Boeing 767-300ER aircraft for delivery in fiscal 1997 and 1998, and to cancel its 52 orders (22 of which were subject to reconfirmation by Delta) and 56 options to purchase Boeing 737-300 aircraft.

     The newly ordered 767-300ER aircraft, together with aircraft already on order, will replace all L-1011 aircraft now being used in transatlantic service. The L-1011 aircraft being removed from transatlantic service will be reconfigured and used for domestic service, where they will replace older, less efficient versions of the L-1011. See Note 17 of Notes to Consolidated Financial Statements.

     During fiscal 1996, Delta accepted delivery of 11 new aircraft, including one B-757-200 aircraft; two B-767-300ER aircraft; one MD-11 aircraft; and seven MD-90 aircraft.

     Also during fiscal 1996, the Company sold one L-1011-1 aircraft, and returned to lessors the remaining nine A310-300 aircraft and five B-727-200 aircraft.

     Subsequent to June 30, 1996, Delta entered into a definitive agreement with the Nordam Group, Inc., to purchase, between fiscal years 1997 and 2000, 25 shipsets of Stage 3 engine hushkits for B-737-200 aircraft, with an option to purchase an additional 30 shipsets.

     The aircraft orders include four MD-90 aircraft scheduled for delivery after fiscal 1997 that are subject to reconfirmation by Delta. See Note 9 of Notes to Consolidated Financial Statements.


                           Aircraft Delivery Schedule
                     Aircraft on Firm Order at June 30, 1996
                         Delivery in Year Ending June 30:
                  -----------------------------------------------
                                                     After
Orders:           1997   1998   1999   2000   2001   2001   Total
- -------           ----   ----   ----   ----   ----   -----  -----
B-757-200......       -      -      -      1      3      -      4
B-767-300......       -      -      2      -      -      -      2
B-767-300ER....       5      9      -      -      -      -     14
MD-11..........       2      1      -      -      -      -      3
MD-90..........       4      -      9      5      3      2     23
                  -----  -----  -----  -----  -----  -----  -----
   Total.......      11     10     11      6      6      2     46
                  =====  =====  =====  =====  =====  =====  =====

                            DELTA AIR LINES, INC.

                 Aircraft Delivery Schedule
            Aircraft on Option at June 30, 1996

                    Delivery in Year Ending June 30:
             -----------------------------------------------
                                                After
Options      1997   1998   1999   2000   2001   2001   Total
- -------      -----  -----  -----  -----  -----  -----  -----
B-757-200...     -      -      2      2      -     24     28
B-767-300ER.     -      -      9      5      -      -     14
MD-11.......     -      -      5      5      5      2     17
MD-88.......     -      -     15      -      -      -     15
MD-90.......     -      -     11      7      8     24     50
             -----  -----  -----  -----  -----  -----  -----
  Total.....     -      -     42     19     13     50    124
             =====  =====  =====  =====  =====  =====  =====

                (Graph Omitted)
     -----------------------------------
       Capital Expenditures
     (in millions of dollars)
     -----------------------------------
               Flight
               Equipment
               (includes    Ground
               leased       Property and
               aircraft)    Equipment
              ----------    -----------
     1987      1,133            92
     1988      1,184           146
     1989      1,205           276
     1990      1,425           265
     1991      1,875           269
     1992      2,164           317
     1993      1,221           192
     1994      1,032           173
     1995        458           168
     1996        638           267
     -----------------------------------


     Delta's aircraft which are subject to reconfirmation or are on option provide the Company with the flexibility to adjust scheduled aircraft deliveries.

     The MD-88 options may be converted into MD-90 orders, and the B-767-300ER options may be converted into B-767-300 orders, all at Delta's election.

     Delta continues to evaluate long-term aircraft alternatives with the goal of achieving the optimal mix of aircraft to meet operational needs. Delta also intends to continue its efforts to carefully manage capital spending and simplify the fleet.

FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS - FISCAL 1996 COMPARED WITH FISCAL 1995

     For fiscal 1996, Delta recorded net income of $156 million ($1.42 primary and fully diluted earnings per common share after preferred stock dividend requirements) and operating income of $463 million. In fiscal 1995, Delta recorded net income of $408 million ($6.32 primary and $5.43 fully diluted earnings per common share after preferred stock dividend requirements), and operating income of $661 million.

     Fiscal 1996 results include pretax restructuring and other non-recurring charges totaling $829 million ($506 million after-tax or $9.71 per common share) related to the write-down of Delta's Lockheed L-1011 fleet and the continuation of the Company's Leadership 7.5 cost reduction program. See Note 17 of Notes to Consolidated Financial Statements.

     Fiscal 1995 results include a one-time $114 million after-tax benefit ($2.25 primary and $1.42 fully diluted benefit per common share) related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). See Note 10 of Notes to Consolidated Financial Statements.

    (Graph Omitted)

- -----------------------
Primary Earnings (Loss)
Per Common Share*
(in dollars)
1987               5.90
1988               6.30
1989               9.37
1990               5.79
1991              (7.73)
1992             (10.60)
1993              (9.49)
1994              (3.73)
1995               4.07
1996              11.13
- -----------------------
* Excludes restructuring and other
  non-recurring charges and
  cumulative effects of accounting
  changes


12
                            DELTA AIR LINES, INC.

        Excluding the restructuring and other non-recurring charges in fiscal 1996 and the cumulative effect of the adoption of SFAS 112 in fiscal 1995, net income for fiscal 1996 totaled $662 million ($11.13 primary and $8.49 fully diluted earnings per common share after preferred stock dividend requirements) and operating income was $1.3 billion, compared to net income of $294 million ($4.07 primary and $4.01 fully diluted earnings per common share after preferred stock dividend requirements) and operating income of $661 million in fiscal 1995.

        The improvement in financial results for fiscal 1996 as compared to fiscal 1995 primarily reflects cost reductions in most operating expense categories under the Company's Leadership 7.5 program. These reductions resulted in a $370 million, or 3%, decline in operating expenses, excluding restructuring and other non-recurring charges in fiscal 1996. Passenger revenue increased $297 million, or 3%, due to increased traffic stimulated by competitive pricing actions, the expiration of the U.S. transportation excise tax and general improvements in economies worldwide.

                           Financial Results Summary

                                                      1996          1995       Change
                                                   ----------  --------------  ------
                                                   (In Millions, Except
                                                   Share Data)

Operating Revenues ..............................  $  $12,455  $    12,194   + 2%
Operating Expenses ..............................      11,992       11,533   + 4
                                                   ----------  -----------
Operating Income ................................         463          661   -30
Other Expenses, Net..............................        (187)        (167)  +12
                                                   ----------  -----------
Income Before Income Taxes
 and Cumulative Effect of Accounting Change .....         276          494   -44
Income Taxes Provided, Net ......................        (120)        (200)  -40
                                                   ----------  -----------
Income Before Cumulative
 Effect of Accounting Change ....................         156          294   -47

Cumulative Effect of Accounting Change,
   Net of Tax ...................................           -          114     -
                                                   ----------  -----------

Net Income ......................................         156          408   -62

Preferred Stock Dividends .......................         (82)         (88)  - 7
                                                   ----------  -----------

Net Income Available to
 Common Stockholders ............................  $       74  $      $320   -77%
                                                   ==========  ===========

Primary Income Per Common Share:
 Before Cumulative Effect of Accounting Change ..  $     1.42  $      4.07   -65%
 Cumulative Effect of Accounting Change .........           -         2.25    -
                                                   ----------  -----------
                                                   $     1.42  $      6.32   -78%
                                                   ==========  ===========

Fully Diluted Income Per Common Share:
 Before Cumulative Effect of Accounting Change ..  $     1.42  $      4.01   -65%
 Cumulative Effect of Accounting Change .........           -         1.42     -
                                                   ----------  -----------
                                                   $     1.42  $      5.43   -74%
                                                   ==========  ===========

Number of Shares Used to Compute
 Net Income Per Common Share:
   Primary ......................................  52,101,152   50,657,613   N/A
   Fully Diluted ................................  52,101,152   80,118,720   N/A

     Operating revenues for fiscal 1996 were $12.5 billion, up 2% from $12.2 billion in fiscal 1995. Passenger revenue increased 3%, the result of 3% growth in revenue passenger miles. The passenger mile yield was virtually unchanged. Domestic load factor increased two points to 66%, as domestic revenue passenger miles and domestic capacity rose 6% and 3%, respectively. The domestic passenger mile yield decreased 1%, the result of discount fare promotions and the continued presence of low-cost, low-fare carriers in markets served by Delta. International load

                           Operating Revenue Detail
                                     1996     1995   Change
                                   -------  -------  ------
                                        (In Millions)
                    Passenger ...  $11,616  $11,319    +3%
                    Cargo .......      521      565    -8
                    Other, Net ..      318      310    +3
                                   -------  -------
                    Total .......  $12,455  $12,194    +2%
                                   =======  =======


                                                                              13
                            DELTA AIR LINES, INC.

                             (Pie Chart Omitted)

- -------------------------------------------
1996 Distribution Of Operating Revenues
Domestic Passenger                      75%
International Passenger                 18%
Cargo                                    4%
Other                                    3%
- -------------------------------------------


                           Revenue-Related Statistics

                                                1996     1995    Change
                                               ------   ------   ------
 Revenue Passengers Enplaned (Thousands) ....  91,341   88,893     + 3%
 Revenue Passenger Miles (Millions) .........  88,673   86,417     + 3%
 Passenger Load Factor ......................    67.8%    66.2%    +1.6 pts.
 Passenger Mile Yield .......................  13.10c.  13.10c.      -
 Cargo Ton Miles (Millions)..................   1,368    1,500     - 9%
 Cargo Ton Mile Yield .......................  38.08c.  37.67c.    + 1%
 Operating Revenue Per Available Seat Mile ..   9.53c.   9.33c.    + 2%


factor increased one point to 73%, as international revenue passenger miles decreased 7% while operating capacity decreased 8%. The decline in international capacity is mainly due to the cancellation of service on certain international routes. The international passenger mile yield increased 2%, primarily due to higher average fare levels in certain international markets.

     Cargo revenues in fiscal 1996 decreased 8% to $521 million, the result of a 9% decline in cargo ton miles, partially offset by a 1% increase in the ton mile yield. The decrease in cargo ton miles is primarily due to the cancellation of service on certain international routes and the resulting decrease in the average cargo trip length.

     All other revenues were up 3% to $318 million, mainly due to increased revenues from joint marketing programs associated with the Company's SkyMiles(R) frequent flyer program. See Note 1 of Notes to Consolidated Financial Statements.

     Operating expenses in fiscal 1996 totaled $12.0 billion, up 4% from $11.5 billion in fiscal 1995. Operating capacity increased less than 1% to 130.8 billion available seat miles, and operating cost per available seat mile increased 4% to 9.17c.. Excluding restructuring and other non-recurring charges in fiscal 1996, operating expenses were down 3%, and operating cost per available seat mile decreased 3%.

     Salaries and related costs decreased 3%, primarily due to a lower average number of employees during the year and lower employee travel and benefit expenses, partly offset by increased costs associated with other employee compensation plans, primarily profit sharing.

     Aircraft fuel expense increased 7%, as the average fuel price per gallon rose 8% to 58.53c., partially offset by a 1% reduction in gallons consumed.

     Passenger commissions expense declined 13%, mainly due to the implemen-


                            Operating Expense Detail
                                          1996     1995       Change
                                         ------   ------      ------
                                               (In Millions)
  Salaries and Related Costs ........    $4,206   $4,354        - 3%
  Aircraft Fuel .....................     1,464    1,370        + 7
  Passenger Commissions .............     1,042    1,195        -13
  Contracted Services ...............       704      556        +27
  Depreciation and Amortization......       634      622        + 2
  Other Selling Expenses ............       594      618        - 4
  Aircraft Rent .....................       555      671        -17
  Facilities and Other Rent .........       379      436        -13
  Aircraft Maintenance Materials
   and Outside Repairs ..............       376      430        -13
  Passenger Service .................       368      443        -17
  Landing Fees ......................       248      266        - 7
  Restructuring and Other
   Non-Recurring Charges ............       829        -          -
  Other .............................       593      572        + 4
                                        -------  -------
     Total ..........................   $11,992  $11,533        + 4%
                                        =======  =======



14
                            DELTA AIR LINES, INC.

tation of a maximum commission payment on domestic tickets and lower base commission rates.

     Contracted services expense rose 27%, the result of increased outsourcing of information technologies services and certain airport functions.

                             (Pie Chart Omitted)

1996 Distribution of Operating Expenses
(as a percent of total operating expenses)*
- -----------------------------------------------------------
Salaries & Related Costs                                38%
Aircraft Fuel                                           13%
Rentals & Landing Fees                                  12%
Passenger Commissions                                    9%
Contracted Services                                      6%
Depreciation & Amortization                              6%
Other Selling Expenses                                   5%
Aircraft Maintenance Materials & Outside Repairs         3%
Passenger Service                                        3%
Other                                                    5%
   * Excludes restructuring and other non-recurring charges
- -----------------------------------------------------------

     Depreciation and amortization expense increased 2%, the result of the acquisition of additional owned aircraft and the extension of leases on 40 B-737-200 aircraft in the June 1995 quarter which, for accounting purposes, resulted in those leases being reclassified from operating to capital leases. This increase was partially offset by certain international routes becoming fully amortized and the write-down of the L-1011 fleet. See Note 17 of Notes to Consolidated Financial Statements.

     Other selling expenses decreased 4%, primarily the result of lower advertising and promotion expense, partially offset by higher booking fee payments to computer reservation system providers related to domestic traffic growth.

     Aircraft rent expense decreased 17% due to the return of certain aircraft to lessors and the extension of leases on 40 B-737-200 aircraft previously discussed.

     Facilities and other rent expense declined 13%, the result of reduced charges for certain airport facilities and the subleasing of excess space in some locations.

     Aircraft maintenance materials and outside repairs expense decreased 13%, reflecting credits received from engine and brake manufacturers, improved engine reliability resulting in fewer engine removals, the elimination of certain engine types from service due to fleet simplification, and lower material cost resulting from the write-down of inventory related to the L-1011 aircraft. See Note 17 of Notes to Consolidated Financial Statements.

     Passenger service expense declined 17%, reflecting continued benefits from catering changes and other cost reduction programs, partially offset by increased passenger traffic, primarily on domestic routes.

     Landing fees expense declined 7%, mainly reflecting favorable rate adjustments and credits received at certain airports.

     Fiscal 1996 operating expenses include $829 million pretax restructuring and other non-recurring charges. The charges include a $452 million write-down of Delta's Lockheed L-1011 fleet and related assets and $377 million related to the continuation of the Company's Leadership 7.5 cost reduction programs. See Note 17 of Notes to Consolidated Financial Statements.


                              Operating Statistics


                                                           1996      1995   Change
                                                        -------   -------   ------
Available Seat Miles (Millions).......................  130,751   130,645      -
Available Ton Miles (Millions) .......................   18,084    18,150      -
Fuel Gallons Consumed (Millions)......................    2,500     2,533     -1%
Average Fuel Price Per Gallon ........................  58.53c.   54.09c.     +8%
Breakeven Passenger Load Factor:
 Including Restructuring and other
  Non-Recurring Charges ..............................    65.1%     62.3%   +2.8 pts.
 Excluding Restructuring and other
  Non-Recurring Charges ..............................    60.3%     62.3%   -2.0 pts.
Operating Cost Per Available Seat Mile:
 Including Restructuring and other
  Non-Recurring Charges ..............................   9.17c.    8.83c.     +4%
 Excluding Restructuring and other
  Non-Recurring Charges ..............................   8.54c.    8.83c.     -3%



                                                                              15
                             DELTA AIR LINES, INC.

     All other operating expenses increased 4%, primarily reflecting the October 1, 1995, expiration of the exemption from the 4.3c. per gallon federal tax on commercial aviation jet fuel used in domestic operations, partially offset by an increase in services provided to outside parties.

     Nonoperating expense for fiscal 1996 totaled $187 million, compared to $167 million in fiscal 1995. Interest expense decreased 8%, primarily due to a lower average level of outstanding debt, partly offset by an increase in interest related to the extension and reclassification of 40 B-737-200 aircraft leases previously discussed. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities decreased 13%, primarily resulting from a lower average balance of outstanding advance payments for equipment. Interest income declined 9% to $86 million, primarily due to a lower average level of short-term investments and lower interest rates during the year. Miscellaneous expense, net was $30 million for fiscal 1996 compared to less than $1 million for fiscal 1995. This expense was primarily due to costs associated with the repurchase and retirement of long-term debt and foreign exchange losses.


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

     Fiscal 1995 results include a one-time $114 million after-tax benefit ($2.25 primary and $1.42 fully diluted benefit per common share) related to the adoption, effective July 1, 1994, of SFAS 112. See Note 10 of Notes to Consolidated Financial Statements. Fiscal 1994 results include pretax restructuring charges totaling $526 million ($331 million after tax, or $6.59 per common share) related to the Company's Leadership 7.5 program, and an early retirement program completed during the December 1993 quarter. See Note 17 of Notes to Consolidated Financial Statements.

     Excluding the cumulative effect of the adoption of SFAS 112, net income for fiscal 1995 totaled $294 million ($4.07 primary and $4.01 fully diluted earnings per common share after preferred stock dividend requirements) and operating income was $661 million. Excluding restructuring charges, the net loss for fiscal 1994 totaled $77 million ($3.73 primary and fully diluted loss per common share after preferred stock dividend requirements) and operating income was $79 million.

     The improvement in financial results for fiscal 1995 versus fiscal 1994 was primarily due to cost reductions under the Company's Leadership
7.5 program. Leadership 7.5 initiatives contributed to cost reductions in most operating expense categories, resulting in a $465 million, or 4%, decline in operating expenses in fiscal 1995 compared to fiscal 1994, excluding restructuring charges in fiscal 1994.

     Operating revenues for fiscal 1995 were $12.2 billion, up 1% from $12.1 billion in fiscal 1994. Passenger revenue increased less than 1%, the result of 1% growth in revenue passenger miles partly offset by a 1% decline in the passenger mile yield to 13.10c.. Domestic load factor increased slightly, as domestic revenue passenger miles grew 2% while domestic capacity rose 1%. Domestic traffic growth was primarily due to traffic stimulated through discount fare promotions and other competitive pricing actions, which contributed to a 1% decrease in the domestic passenger mile yield. International load factor rose five points to 72%, as international revenue passenger miles grew 1% and international operating capacity fell 6%. The international passenger mile yield was unchanged.

     Cargo revenues in fiscal 1995 increased 3% to $565 million. Cargo ton miles increased 8%, primarily due to international cargo traffic growth, and the ton mile yield declined 5%, mainly the result of increases in long-haul cargo traffic


                                                                              16
                            DELTA AIR LINES, INC.

and lower domestic mail contract rates. All other revenues were up 21% to $310 million, mainly due to increased revenues from joint marketing programs.

        Operating expenses in fiscal 1995 totaled $11.5 billion, down 8% from $12.5 billion in fiscal 1994. Operating capacity decreased 1% to 130.6 billion available seat miles, and operating cost per available seat mile declined 7% to 8.83c.. Excluding the fiscal 1994 restructuring charges, operating expenses for fiscal 1995 were down 4%, and operating cost per available seat mile decreased 3%, in fiscal 1995 compared to fiscal 1994.

     Nonoperating expense for fiscal 1995 totaled $167 million, compared to $213 million in fiscal 1994. Interest expense decreased 4%, primarily due to a lower average level of outstanding debt, partially offset by an increase in interest expense related to the extension of 40 B-737-200 aircraft leases previously discussed. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities declined 9%, primarily resulting from a lower average balance in construction work in progress. Interest income increased 67%, or $38 million, primarily due to a higher average level of short-term investments and higher interest rates during the year.

CAPITALIZATION, FINANCING AND LIQUIDITY - FISCAL YEAR 1996

     Cash and cash equivalents and short-term investments totaled $1.6 billion at June 30, 1996, compared to $1.8 billion at June 30, 1995.
The principal sources of funds during fiscal 1996 were $1.4 billion of cash from operations; $35 million from the issuance of common stock; and $26 million from the sale of flight equipment.

     During fiscal 1996, Delta invested $639 million in flight equipment and $297 million in ground property and equipment. The Company also made payments of $440 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $224 million principal amount of long-term debt. The Company paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock. In addition, Delta paid $66 million to repurchase 821,300 common shares under the common stock repurchase program discussed below. The Company may repurchase additional long-term debt and common stock from time to time.

                            (Graph Omitted)

                     Long-term debt & capital leases
                        (in millions of dollars)
                     -------------------------------
                     [S]                     [C]
                     1987                    1,018
                     1988                      729
                     1989                      703
                     1990                    1,315
                     1991                    2,059
                     1992                    2,833
                     1993                    3,716
                     1994                    3,228
                     1995                    3,121
                     1996                    2,175
                     -------------------------------

     As of June 30, 1996, the Company had negative working capital of $356 million, compared to negative working capital of $427 million at June 30, 1995. A negative working capital position is normal for Delta and does not indicate a lack of liquidity. The Company expects to meet its current obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financing and proceeds from sale and leaseback transactions. At August 16, 1996, the Company had $1.25 billion of credit available under its 1995 Bank Credit Agreement, subject to compliance with certain conditions. See Note 7 of Notes to Consolidated Financial Statements.

     Long-term debt and capital lease obligations, including current maturities, totaled $2.3 billion at June 30, 1996, compared




                                                                              17
                            DELTA AIR LINES, INC.

to $3.3 billion at June 30, 1995. Stockholders' equity was $2.5 billion at June 30, 1996, compared to $1.8 billion at June 30, 1995. The Company's debt-to-equity position, including current maturities, was 47% debt and 53% equity at June 30, 1996, compared to 65% debt and 35% equity at June 30, 1995.

     At August 16, 1996, there was outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta. The Series C ESOP Notes currently have the benefit of a credit enhancement in the form of a letter of credit in the amount of $470 million under Delta's Credit Agreement with ABN AMRO Bank and a group of banks. Delta is required to purchase the Series C ESOP Notes in certain circumstances. See Note 7 of Notes to Consolidated Financial Statements.

                           (Graph Omitted)
                         --------------------
                         Stockholders' Equity
                       (in millions of dollars)

                         1987    $1,938
                         1988    $2,209
                         1989    $2,620
                         1990    $2,596
                         1991    $2,457
                         1992    $1,894
                         1993    $1,913
                         1994    $1,467
                         1995    $1,827
                         1996    $2,540
                         --------------------

FISCAL YEAR 1995

     In fiscal 1995, the principal sources of funds were $1.1 billion of cash from operations, $139 million from Pan Am Corporation for the repayment of certain debtor-in-possession financing (including $24 million recorded in cash from operations representing accrued interest, net of the settlement of certain other claims); and $137 million from the sale of flight equipment. During fiscal 1995, Delta invested $458 million in flight equipment and $168 million in ground property and equipment. The Company also made payments of $572 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $534 million principal amount of long-term debt. In addition, the Company paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock.

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




18
                            DELTA AIR LINES, INC.

NEW ACCOUNTING STANDARDS

     During fiscal 1996, Delta adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). This statement requires that the carrying values of long-lived assets, including certain identifiable intangibles held and used by an entity, be reviewed for impairment, and potentially written down, whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. See Note 17 of Notes to Consolidated Financial Statements for information regarding the write-down of Delta's L-1011 aircraft and related assets due to the early retirement of this fleet.

     Effective July 1, 1994, Delta adopted SFAS 112, which resulted in a cumulative after-tax transition benefit of $114 million ($2.25 primary and $1.42 fully diluted benefit per common share) in fiscal 1995, primarily due to the net overfunded status of the Company's disability and survivorship plans. See Note 10 of Notes to Consolidated Financial Statements.

     Also effective July 1, 1994, the Company adopted American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). The adoption of SOP 93-6 increased reported net income available to common stockholders shown in the Consolidated Statements of Operations by $8 million for fiscal 1995, and increased primary and fully diluted earnings per common share for that period by $0.16 and $0.28, respectively. See Note 15 of Notes to Consolidated Financial Statements.

     In October 1995, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock options. Entities may elect to either adopt the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or disclose the pro forma effects of the new measurement criteria in Notes to Consolidated Financial Statements. The Company intends to adopt the pro forma disclosure features of SFAS 123, which are effective for fiscal year 1997.


FUTURE OUTLOOK

DEFERRED TAX ASSET

     At June 30, 1996, Delta had a net cumulative deferred tax asset of $767 million, which consists of $2.2 billion of deferred tax assets, offset by $1.4 billion of deferred tax liabilities. Included in the deferred tax assets are, among other items, $724 million related to obligations for postretirement benefits and $354 million related to alternative minimum tax (AMT) credit carryforwards. The AMT credit carryforwards do not expire.

     Management believes that a significant portion of the deferred tax assets will be realized through reversals of existing taxable temporary differences with similar reversal patterns. To realize the benefits of the remaining deferred tax assets, excluding AMT credits, Delta needs to generate approximately $1.1 billion in future taxable income. Based on expectations for future taxable income, the extended period over which postretirement benefits will be recognized, and the fact that AMT credits do not expire, management believes that it is more likely than not that the deferred tax assets will be realized.

     Although Delta experienced book and tax losses in fiscal years 1991 through 1994, the Company reported book and tax income in fiscal years 1995 and 1996. Furthermore, the Company has consistently reported book income in all


                                                                              19
                            DELTA AIR LINES, INC.

other fiscal years since 1947 with the exception of fiscal year 1983. The accompanying chart is a summary of Delta's pretax book income (loss) and taxable income (loss) for the last three fiscal years, prior to net operating loss carrybacks:


                                              1996   1995    1994
                                             -----  -----  ------
                                                 (In Millions)
               Pretax Book Income (Loss) ..  $276    $494  $(660)

               Taxable Income (Loss) ......  $635    $282  $(411)


     The book and tax income reported for fiscal years 1995 and 1996 reflect significant improvements in the Company's financial performance, primarily resulting from operating expense reductions achieved under the Leadership 7.5 program.

     Delta's ability to generate the expected amounts of taxable income from future operations is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that Delta will meet its expectations of future taxable income. However, after considering Delta's earnings history, the actions that Delta has already taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1996. See Note 16 of Notes to Consolidated Financial Statements.

COMMITMENTS

     Future expenditures for aircraft, engines and engine hushkits on firm order as of August 16, 1996, are estimated to be $2.4 billion, excluding aircraft orders subject to reconfirmation by Delta. The Company expects to finance these commitments using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. The Company also has certain commitments related to its code sharing arrangements. See Note 9 of Notes to Consolidated Financial Statements. Also, see Note 8 of Notes to Consolidated Financial Statements for information on the Company's lease commitments.

COMPETITIVE ENVIRONMENT

     Delta expects that low-fare competition is likely to continue in domestic and international markets. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve the passenger mile yield, Delta's operating results will be adversely affected.

FUEL TAX

     The Omnibus Budget Reconciliation Act of 1993 imposes a 4.3c. per gallon tax on commercial aviation jet fuel purchased for use in domestic operations. Based on Delta's fiscal 1997 expected domestic fuel requirement of 2.1 billion gallons, the continued imposition of this fuel tax will result in operating expense of approximately $90 million annually. Delta and other U.S. airlines are actively lobbying for a repeal of this tax. The outcome of these efforts cannot be determined.

TRANSPORTATION EXCISE TAX

     Upon the January 1, 1996, expiration of the 10% transportation excise tax applicable to domestic travel, the 6.25% domestic cargo waybill tax and the $6 per passenger international departure tax, the Company discontinued collecting these taxes. These taxes were reinstated during August 1996, effective for the remainder of the calendar year. The impact of this reinstatement on Delta cannot be determined.



20
                            DELTA AIR LINES, INC.

BROAD-BASED STOCK OPTION PLANS

     On April 24, 1996, Delta's Board of Directors adopted, subject to stockholder approval, two broad-based, non-qualified stock option plans for Delta personnel providing for the issuance of stock options to purchase 24.7 million shares of Delta common stock.

     One plan is for eligible non-pilot personnel and the other is for Company pilots. The non-pilot and pilot plans involve stock options to purchase 14.7 million and 10 million shares of common stock, respectively. The non-pilot and pilot plans are being presented to stockholders as one proposal. For additional information, see Note 13 of Notes to Consolidated Financial Statements.

     The pilot stock option plan is an integral part of the new collective bargaining agreement between the Company and the Air Line Pilots Association
(ALPA), which represents Delta's pilots. ALPA has the right to reopen the new collective bargaining agreement in its entirety if any required stockholder approval of the pilot stock option plan is not obtained, and Delta and ALPA are unable to reach agreement within 30 days on providing pilots with equivalent value to the pilot stock option plan.

STOCK REPURCHASE AUTHORIZATION

     On April 24, 1996, Delta's Board of Directors authorized the Company to repurchase up to 24.7 million shares of its common stock and common stock equivalents. For additional information see Note 14 of Notes to Consolidated Financial Statements.

ANTITRUST LITIGATION

     In February 1995, Delta changed its travel agency commission program by implementing certain maximum commission payments for the sale of domestic airline tickets. Class action antitrust litigation filed by travel agents against Delta and several other airlines that initiated travel agent commission cap programs is pending in the United States District Court in Minneapolis.
The travel agents allege that the defendant airlines conspired to reduce the commissions paid to travel agents in violation of the federal antitrust laws, and are seeking damages of approximately $725 million, to be trebled under the antitrust laws. The District Court has denied the motions for summary judgment filed by the airlines. The jury trial of this lawsuit is scheduled to begin on September 3, 1996. See Note 11 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

     The information contained in this Annual Report regarding the cost savings that Delta currently anticipates under the new collective bargaining agreement with ALPA is forward-looking, and the actual results could differ materially from the results that Delta currently anticipates. The specific factors that could cause the actual results to differ materially from the expected results include, among other things, (1) ALPA's right to reopen the new contract if there is a Change of Control (as defined) of Delta or if any required stockholder approval of the pilot stock option plan is not obtained; (2) the number of B-737-200 aircraft that Delta utilizes under reduced operating costs;
(3) aircraft deployment and utilization rates; and (4) competitive factors and general economic conditions.



                                                                              21
                            DELTA AIR LINES, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors of Delta Air Lines, Inc.:


        We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30,
1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements (pages 28-49) referred to above present fairly, in all material respects, the financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

        As discussed in Notes 15 and 10 in the Notes to Consolidated Financial Statements, effective July 1, 1994, the Company changed its methods of accounting for employee stock ownership plans and postemployment benefits.


/s/ Arthur Andersen LLP

Atlanta, Georgia

August 16, 1996



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


             /s/ Tom Roeck                           /s/ Ronald W. Allen
      -------------------------------         --------------------------------
             THOMAS J. ROECK, JR.                      RONALD W. ALLEN
      Senior Vice President - Finance         Chairman of the Board, President
       and Chief Financial Officer               and Chief Executive Officer




22
                            DELTA AIR LINES, INC.

CONSOLIDATED balance sheets
             June 30, 1996 and 1995



ASSETS
- ------------------------------------------------------------------------------------------
                                                                       1996         1995
                                                                    ----------  ----------
                                                                       (In Millions)

CURRENT ASSETS:
    Cash and cash equivalents . . . . . . . . . . . . . . . . . .    $1,145       $1,233
    Short-term investments  . . . . . . . . . . . . . . . . . . .       507          529
    Accounts receivable, net of allowance for
       uncollectible accounts of $44 at June 30,
       1996, and $29 at June 30, 1995 . . . . . . . . . . . . . .       968          755
    Maintenance and operating supplies, at average cost . . . . .        73           68
    Deferred income taxes . . . . . . . . . . . . . . . . . . . .       352          234
    Prepaid expenses and other  . . . . . . . . . . . . . . . . .       237          195
                                                                    -------      -------

        Total current assets  . . . . . . . . . . . . . . . . . .     3,282        3,014
                                                                    -------      -------


PROPERTY AND EQUIPMENT:
    Flight equipment  . . . . . . . . . . . . . . . . . . . . . .     8,202        9,288
       Less:  Accumulated depreciation  . . . . . . . . . . . . .     3,235        4,209
                                                                    -------      -------

                                                                      4,967        5,079
                                                                    -------      -------


    Flight equipment under capital leases . . . . . . . . . . . .       515          537
       Less:  Accumulated amortization  . . . . . . . . . . . . .       127           99
                                                                    -------      -------
                                                                        388          438
                                                                    -------      -------

    Ground property and equipment . . . . . . . . . . . . . . . .     2,697        2,442
       Less:  Accumulated depreciation  . . . . . . . . . . . . .     1,532        1,354
                                                                    -------      -------
                                                                      1,165        1,088
                                                                    -------      -------


    Advance payments for equipment . . . . . . . . . . . . . . .        275          331
                                                                    -------      -------
                                                                      6,795        6,936
                                                                    -------      -------


OTHER ASSETS:
    Marketable equity securities . . . . . . . . . . . . . . . .        473          398
    Deferred income taxes  . . . . . . . . . . . . . . . . . . .        415          506
    Investments in associated companies  . . . . . . . . . . . .        266          265
    Cost in excess of net assets acquired, net of
       accumulated amortization of $84 at
       June 30, 1996, and $75 at June 30, 1995 . . . . . . . . .        265          274
    Leasehold and operating rights, net of accumulated
       amortization of $183 at June 30, 1996, and
       $165 at June 30, 1995 . . . . . . . . . . . . . . . . . .        140          177
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .        590          573
                                                                    -------      -------
                                                                      2,149        2,193
                                                                    -------      -------
                                                                    $12,226      $12,143
                                                                    =======      =======



28
                             DELTA AIR LINES, INC.




LIABILITIES AND STOCKHOLDERS' EQUITY                               1996         1995
- ----------------------------------------------------------------------------------------
                                                              (In Millions, Except Share Data)

CURRENT LIABILITIES:
    Current maturities of long-term debt . . . . . . . . . . .$      40     $    151
    Current obligations under capital leases . . . . . . . . .       58           61
    Accounts payable and miscellaneous accrued liabilities . .    1,540        1,473
    Air traffic liability  . . . . . . . . . . . . . . . . . .    1,414        1,143
    Accrued rent . . . . . . . . . . . . . . . . . . . . . . .      201          235
    Accrued salaries and vacation pay  . . . . . . . . . . . .      385          378
                                                              ---------     --------
       Total current liabilities . . . . . . . . . . . . . . .    3,638        3,441
                                                              ---------     --------

NONCURRENT LIABILITIES:
    Long-term debt . . . . . . . . . . . . . . . . . . . . . .    1,799        2,683
    Postretirement benefits  . . . . . . . . . . . . . . . . .    1,796        1,714
    Accrued rent . . . . . . . . . . . . . . . . . . . . . . .      616          556
    Capital leases . . . . . . . . . . . . . . . . . . . . . .      376          438
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . .      425          395
                                                              ---------     --------
                                                                  5,012        5,786
                                                              ---------     --------
DEFERRED CREDITS:
    Deferred gain on sale and leaseback transactions . . . . .      802          860
    Manufacturers' and other credits . . . . . . . . . . . . .       96          109
                                                              ---------     --------
                                                                    898          969
                                                              ---------     --------
COMMITMENTS AND CONTINGENCIES (Notes 7,8,9 and 11)

EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
    Series B ESOP Convertible Preferred Stock,
       $1.00 par value, $72.00 stated and liquidation value;
       issued and outstanding 6,738,740 shares at June 30,
       1996, and 6,786,632 shares at June 30, 1995 . . . . . .      485          489
    Unearned compensation under employee
       stock ownership plan  . . . . . . . . . . . . . . . . .     (347)        (369)
                                                              ---------     --------
                                                                    138          120
                                                              ---------     --------
STOCKHOLDERS' EQUITY :
     Series C Convertible Preferred Stock, $1.00 par
        value, $50,000 liquidation preference; issued and
        outstanding 13,978 shares at June 30, 1996 and 23,000
        shares at June 30, 1995  . . . . . . . . . . . . . . .        -            -
    Common Stock, $3.00 par value;
       authorized 150,000,000 shares;
       issued 72,265,994 shares at June 30, 1996,
       and 54,537,103 shares at June 30, 1995. . . . . . . . .      217          164
    Additional paid-in capital . . . . . . . . . . . . . . . .    2,627        2,016
    Accumulated deficit. . . . . . . . . . . . . . . . . . . .     (119)        (184)
    Net unrealized gain on noncurrent marketable equity
        securities . . . . . . . . . . . . . . . . . . . . . .      126           83
        Treasury stock at cost, 4,487,888 shares at June 30,
        1996, and 3,721,093 shares at June 30, 1995  . . . . .     (311)        (252)
                                                              ---------     --------
                                                                  2,540        1,827
                                                              ---------     --------

                                                                 12,226       12,143
                                                              =========     ========

The accompanying notes are an integral part of these consolidated balance sheets.




                                                                           29
                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS of operations
                        For the years ended June 30, 1996, 1995, and 1994

                                                                 1996        1995           1994
- ------------------------------------------------------------------------------------------------------

                                                               (In Millions, Except Per Share Data)

OPERATING REVENUES:
  Passenger . . . . . . . . . . . . . . . . . . . . .        $    11,616 $    11,319 $     11,269
  Cargo . . . . . . . . . . . . . . . . . . . . . . .                521         565          551
  Other, net  . . . . . . . . . . . . . . . . . . . .                318         310          257
                                                             ----------- ----------- ------------
    Total operating revenues  . . . . . . . . . . . .             12,455      12,194       12,077
                                                             ----------- ----------- ------------
OPERATING EXPENSES:
  Salaries and related costs  . . . . . . . . . . . .              4,206       4,354        4,589
  Aircraft fuel . . . . . . . . . . . . . . . . . . .              1,464       1,370        1,411
  Passenger commissions . . . . . . . . . . . . . . .              1,042       1,195        1,255
  Contracted services . . . . . . . . . . . . . . . .                704         556          457
  Depreciation and amortization . . . . . . . . . . .                634         622          678
  Other selling expenses  . . . . . . . . . . . . . .                594         618          614
  Aircraft rent . . . . . . . . . . . . . . . . . . .                555         671          732
  Facilities and other rent . . . . . . . . . . . . .                379         436          380
  Aircraft maintenance materials and outside repairs.                376         430          418
  Passenger service . . . . . . . . . . . . . . . . .                368         443          522
  Landing fees  . . . . . . . . . . . . . . . . . . .                248         266          261
  Restructuring and other non-recurring charges . . .                829           -          526
  Other   . . . . . . . . . . . . . . . . . . . . . .                593         572          681
                                                             ----------- ----------- ------------
    Total operating expenses  . . . . . . . . . . . .             11,992      11,533       12,524
                                                             ----------- ----------- ------------
OPERATING INCOME (LOSS)                                              463         661         (447)
                                                             ----------- ----------- ------------

OTHER INCOME (EXPENSE):
  Interest expense  . . . . . . . . . . . . . . . . .               (269)       (292)        (304)
  Interest capitalized  . . . . . . . . . . . . . . .                 26          30           33
  Interest income . . . . . . . . . . . . . . . . . .                 86          95           57
  Miscellaneous income (expense), net . . . . . . . .                (30)          -            1
                                                             ----------- ----------- ------------
                                                                    (187)       (167)        (213)
                                                             ----------- ----------- ------------
INCOME (LOSS) BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES . . . . . .                276         494         (660)
INCOME TAXES (PROVIDED) CREDITED, NET . . . . . . . .               (120)       (200)         251
                                                             ----------- ----------- ------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES. . . . . . . . . . . . . . . . .                156         294         (409)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES,
  NET OF TAX. . . . . . . . . . . . . . . . . . . . .                -           114          -
                                                             ----------- ----------- ------------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . .                156         408         (409)
PREFERRED STOCK DIVIDENDS . . . . . . . . . . . . . .                (82)        (88)        (110)
                                                             ----------- ----------- ------------

NET INCOME (LOSS) ATTRIBUTABLE
  TO COMMON STOCKHOLDERS                                     $        74 $       320 $       (519)
                                                             =========== =========== ============

PRIMARY INCOME (LOSS) PER COMMON SHARE:
    BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES. .        $      1.42 $      4.07 $     (10.32)
    CUMULATIVE EFFECT OF ACCOUNTING CHANGES . . . . .                  -        2.25            -
                                                             ----------- ----------- ------------
                                                             $      1.42 $      6.32 $     (10.32)
                                                             =========== =========== ============

FULLY DILUTED INCOME (LOSS) PER COMMON SHARE:
    Before cumulative effect of accounting changes. .        $      1.42 $      4.01 $     (10.32)
    Cumulative effect of accounting changes . . . . .                  -        1.42            -
                                                             ----------- ----------- ------------
                                                             $      1.42 $      5.43 $     (10.32)
                                                             =========== =========== ============

The accompanying notes are an integral part of these consolidated statements.



30
                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS of cash flows
                        For the years ended June 30, 1996, 1995 and 1994
                                                                               1996        1995        1994
- ------------------------------------------------------------------------------------------------------------
                                                                                      (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . $       156 $       408 $      (409)
  Adjustments to reconcile net income (loss) to cash. . . . . . . . . .
    provided by operating activities:
      Cumulative effect of accounting changes . . . . . . . . . . . . .           -        (114)          -
      Restructuring and other non-recurring charges . . . . . . . . . .         829           -         526
      Depreciation and amortization . . . . . . . . . . . . . . . . . .         634         622         678
      Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .         (57)         96        (242)
      Amortization of deferred gain on sale and
        leaseback transactions. . . . . . . . . . . . . . . . . . . . .         (58)        (63)        (62)
      Rental expense in excess of rent payments . . . . . . . . . . . .          26          54         134
      Postemployment benefits expense
        less than payments. . . . . . . . . . . . . . . . . . . . . . .          (6)        (22)          -
      Pension expense less than payments. . . . . . . . . . . . . . . .        (141)        (89)        (45)
      Compensation under ESOP. . . . . . . . . . . . . . . . . .  . . .          37          38          29
      Other postretirement expense in excess of payments. . . . . . . .          56          73          66
  Changes in certain assets and liabilities:
      Decrease (increase) in accounts receivable. . . . . . . . . . . .        (213)        131         169
      Decrease (increase) in prepaid expenses and other
        current assets. . . . . . . . . . . . . . . . . . . . . . . . .         (47)         28         123
      Increase (decrease) in air traffic liability. . . . . . . . . . .         271        (104)         57
      Increase in accounts payable and
        miscellaneous accrued liabilities . . . . . . . . . . . . . . .          67          26         207
      Decrease in other payables and accrued expenses . . . . . . . . .         (57)        (31)        (34)
      Increase (decrease) in other noncurrent liabilities . . . . . . .         (48)          -          64
  Other, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (58)         61          63
                                                                        ----------- ----------- -----------

                Net cash provided by operating activities . . . . . . .       1,391       1,114       1,324
                                                                        ----------- ----------- -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment additions:
      Flight equipment, including advance payments. . . . . . . . . . .        (639)       (458)     (1,032)
      Ground property and equipment . . . . . . . . . . . . . . . . . .        (297)       (168)       (173)
  Decrease (increase) in short-term investments, net. . . . . . . . . .          22        (121)       (408)
  Proceeds from sale of flight equipment  . . . . . . . . . . . . . . .          26         137         103
  Debtor-in-possession loan repayment . . . . . . . . . . . . . . . . .           -         115           -
                                                                        ----------- ----------- -----------
                Net cash used in investing activities . . . . . . . . .        (888)       (495)     (1,510)
                                                                        ----------- ----------- -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and capital
    lease obligations. . . . . . . . . . . . . . . . . . . . . . . . .         (440)       (572)       (547)
  Cash dividends . . . . . . . . . . . . . . . . . . . . . . . . . . .         (120)       (120)       (120)
  Issuance of common stock . . . . . . . . . . . . . . . . . . . . . .           35           4           1
  Proceeds from sale and leaseback transactions. . . . . . . . . . . .            -           -         748
  Issuance of long-term obligations. . . . . . . . . . . . . . . . . .            -           -         226
  Repurchase of common stock . . . . . . . . . . . . . . . . . . . . .          (66)          -           -
                                                                        ----------- ----------- -----------
                Net cash provided by (used in)  financing activities .         (591)       (688)        308
                                                                        ----------- ----------- -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . . . . . . . . . . . . .          (88)        (69)        122
Cash and cash equivalents at beginning of period . . . . . . . . . . .        1,233       1,302       1,180
                                                                        ----------- ----------- -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD . . . . . . . . . . . . . .  $     1,145 $     1,233 $     1,302
                                                                        =========== =========== ===========

The accompanying notes are an integral part of these consolidated statements.




                                                                             31
                             DELTA AIR LINES, INC.

CONSOLIDATED STATEMENTS of stockholders' equity
                        For the years ended June 30, 1996, 1995 and 1994
                                                                                         Unrealized
                                                                Additional    Retained   Gain (Loss)
                                                      Common      Paid-In     Earnings     on Equity  Treasury
                                                       Stock      Capital     (Deficit)  Securities    Stock      Total
- -----------------------------------------------------------------------------------------------------------------------
                                                                         (In Millions, Except Share Amounts)

BALANCE AT JUNE 30, 1993 . . . . . . . . . . . . .  $    163   $     2,012   $     36   $       (1)  $   (297)  $ 1,913
Fiscal Year 1994:
    Net loss   . . . . . . . . . . . . . . . . . .         -             -       (409)           -          -      (409)
    Dividends on Series C Convertible
      Preferred Stock. . . . . . . . . . . . . . .         -             -        (80)           -          -       (80)
    Dividends on common stock ($0.20 per share). .         -             -        (10)           -          -       (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock, net of tax benefit of $8  .         -             -        (22)           -          -       (22)
    Issuance of 17,140 shares of common stock under
      dividend reinvestment and stock
      purchase plan ($50.38 per share) . . . . . .         -             1          -            -          -         1
    Transfer of 370,226 net shares of common stock
      from treasury under ESOP and
      stock incentive plan ($67.75 per share). . .         -             -         (5)           -         25        20
    Net unrealized gain on marketable
      equity securities. . . . . . . . . . . . . .         -             -          -           54          -        54
                                                      ------   -----------   --------   ----------   --------   -------
BALANCE AT JUNE 30, 1994 . . . . . . . . . . . . .       163         2,013       (490)          53       (272)    1,467

Fiscal Year 1995:
    Net income . . . . . . . . . . . . . . . . . .         -             -        408            -          -       408
    Dividends on Series C Convertible
      Preferred Stock. . . . . . . . . . . . . . .         -             -        (80)           -          -       (80)
    Dividends on common stock ($0.20 per share). .         -             -        (10)           -          -       (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock  allocated shares. . . . . .         -             -         (8)           -          -        (8)
    Issuance of 67,612 shares of common stock under
      dividend reinvestment and stock purchase plan,
      stock options and Series C Preferred Stock
      conversions ($56.13 per share) . . . . . . .         1             3          -            -          -         4
    Transfer of 295,126 net shares of common stock
      from treasury under ESOP and
      stock incentive plan ($67.75 per share). . .         -             -         (4)           -         20        16
    Net unrealized gain on marketable
      equity securities  . . . . . . . . . . . . .         -             -          -           30          -        30
                                                      ------   -----------   --------   ----------   --------   -------
BALANCE AT JUNE 30, 1995 . . . . . . . . . . . . .       164         2,016       (184)          83       (252)    1,827

Fiscal Year 1996:
    Net income . . . . . . . . . . . . . . . . . .         -             -        156            -          -       156
    Dividends on Series C Convertible
      Preferred Stock. . . . . . . . . . . . . . .         -             -        (74)           -          -       (74)
    Dividends on common stock ($0.20 per share). .         -             -        (10)           -          -       (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock  allocated shares. . . . . .         -             -         (8)           -          -        (8)
    Issuance of 719,562 shares of common stock under
      dividend reinvestment and stock purchase plan
      and stock options ($58.15 per share) . . . .         2            40          -            -         (5)       37
    Issuance of 6,861,377 shares of common stock on
      conversions of Series C Preferred
      Stock ($64.37 per share) . . . . . . . . . .        21           (21)         -            -          -         -
    Issuance of 10,147,952 shares of common stock
      on conversions of 3.23% Convertible
      Subordinated Notes ($61.17 per share). . . .        30           592          -            -          -       622
    Transfer of 176,794 net shares of common stock
      from treasury under ESOP and stock incentive
      plan ($67.77 per share). . . . . . . . . . .         -             -          1            -         12        13
     Repurchase of 821,300 common shares
      ($80.00 per share) . . . . . . . . . . . . .         -             -          -            -        (66)      (66)
    Net unrealized gain on marketable
      equity securities  . . . . . . . . . . . . .         -             -          -           43          -        43
                                                      ------   -----------   --------   ----------   --------   -------
BALANCE AT JUNE 30, 1996 . . . . . . . . . . . . .   $   217         2,627       (119)         126       (311)    2,540
                                                     =======    ==========   ========   ==========   ========   =======

The accompanying notes are an integral part of these consolidated statements.


                                                                              32

                             DELTA AIR LINES, INC.

NOTES TO CONSOLIDATED Financial Statements
June 30, 1996, 1995 and 1994


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF BUSINESS - Delta Air Lines, Inc. is a major air carrier providing scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. At August 16, 1996, Delta Air Lines served 153 domestic cities in 43 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands as well as 44 cities in 25 foreign countries.

     BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Delta Air Lines, Inc. and its wholly owned subsidiaries (Delta or the Company). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current financial statement presentation.

     USE OF ESTIMATES - The Company follows generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

     ACCOUNTING CHANGES - During fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121).
(See Note 17.) During fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), and American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). (See Notes 10 and 15, respectively.)

     CASH AND CASH EQUIVALENTS - Investments with an original maturity of three months or less are classified as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

     SHORT-TERM INVESTMENTS - Cash in excess of operating requirements is invested in short-term, highly liquid investments. These investments are classified as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) and are stated at fair value. (See Note 2.)

     COST IN EXCESS OF NET ASSETS ACQUIRED - The cost in excess of net assets acquired (goodwill), which is being amortized over 40 years, is related to the Company's acquisition of Western Air Lines, Inc. on December 18, 1986. The Company periodically reviews the value assigned to goodwill to determine whether there exists any impairment, as defined by SFAS 121. Management believes that goodwill is appropriately valued.

     LEASEHOLD AND OPERATING RIGHTS - Costs assigned to the purchase of leasehold rights and landing slots are amortized over the lives of the respective leases at the associated airports. Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. The Company periodically reviews the value assigned to leasehold rights, landing slots and route authorities to determine whether there exists any impairment, as defined by SFAS 121. Management believes that leasehold rights, landing slots and route authorities are appropriately valued.


                                                                              33
                            DELTA AIR LINES, INC.

     DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS - Gains on the sale and leaseback of property and equipment under operating leases are deferred and amortized over the lives of the respective leases as a reduction in rent expense. Gains on the sale and leaseback of property under capital leases are credited directly to the carrying value of the related asset.

     MANUFACTURERS' CREDITS - In connection with the acquisition of certain aircraft and engines, the Company receives various credits. These credits are deferred until the aircraft and engines are delivered, at which time the credits are applied on a pro rata basis as a reduction of the acquisition cost of the related equipment.

     FREQUENT FLYER PROGRAM - The Company accrues the estimated incremental cost of providing free travel awards earned under its SkyMiles(R) frequent flyer program when free travel award levels are achieved. The accrued incremental cost is included in accounts payable and miscellaneous accrued liabilities in the Company's Consolidated Balance Sheets.

     The Company also sells mileage credits to participating partners in the SkyMiles(R) program, such as hotels, car rental agencies and credit card companies. The resulting revenue, net of the estimated incremental cost of the credits sold, is recorded as other operating revenue in the Company's Consolidated Statements of Operations during the period in which the credits are sold.

     PASSENGER AND CARGO REVENUES - Passenger ticket sales are recorded as air traffic liability in the Company's Consolidated Balance Sheets. Passenger and cargo revenues are recognized when the transportation is provided, reducing the air traffic liability. Due to interline agreements throughout the industry, certain amounts are recognized in revenue using estimates regarding the amount of revenue to be recognized and the timing of recognition. Actual results could differ from those estimates.

     Delta is a party to code sharing agreements with certain foreign airlines. Under these agreements, the Company purchases seats from and sells seats to these airlines, with each airline separately marketing its respective seats. The revenue from Delta's sale of code sharing seats purchased from and flown by other airlines is reported in the Company's Consolidated Statements of Operations as other operating revenue, offset by the cost of acquiring these code sharing seats and other direct costs incurred in operating the code sharing flights. The revenue generated from Delta's sale of code sharing seats to other airlines is reported as passenger revenue in the Company's Consolidated Statements of Operations.

     DEPRECIATION AND AMORTIZATION - Flight equipment is depreciated on a straight-line basis to residual values (5% of cost) over a 20-year period from the dates placed in service (unless earlier retirement of the aircraft is planned). Flight equipment under capital leases is amortized on a straight-line basis over the term of the respective leases, which range from 6 to 12 years. Ground property and equipment are depreciated on a straight-line basis over their estimated service lives, which range from 3 to 30 years. Due to the Company's decision to accelerate the replacement of its L-1011 fleet (see Note 17), the remaining depreciable lives of these aircraft have been adjusted.

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

     EARNINGS (LOSS) PER SHARE - Primary earnings (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Delta common stock (Common Stock) and, if dilutive, Common Stock equivalents outstanding during the year. Common Stock equivalents consist of the shares issuable upon exercise of outstanding stock options, less the number of shares deemed to be repurchased under application of the treasury stock method. The weighted average number of shares of Common Stock and dilutive Common Stock equivalents outstanding was 52,101,152 for fiscal 1996, 50,657,613 for fiscal 1995, and 50,257,721 for fiscal 1994.


34
                            DELTA AIR LINES, INC.

     The computation of fully diluted earnings (loss) per common share assumes that the Series C Convertible Preferred Stock (Series C Preferred Stock), all allocated shares of Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock), the 3.23% Convertible Subordinated Notes due 2003 and Common Stock equivalents were converted, if dilutive, into Common Stock at the beginning of the fiscal year. The weighted average number of shares of Common Stock used to compute fully diluted earnings (loss) per common share was 52,101,152 for fiscal 1996, 80,118,720 for fiscal 1995, and 50,257,721 for fiscal 1994. In addition, fully diluted earnings (loss) per common share amounts reflect the adjustment of net income or loss for the additional contribution that would have been required to service the ESOP's long-term debt if the ESOP Preferred Stock were converted into Common Stock and for the interest expense that would have been avoided if the 3.23% Convertible Subordinated Notes due 2003 had been converted into Common Stock at the beginning of the fiscal year. (See Notes 7, 12, 13, 14 and 15.)

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

2.  INVESTMENTS IN DEBT AND EQUITY SECURITIES:

     The Company's investments in Singapore Airlines Limited (Singapore Airlines) and Swissair, Swiss Air Transport Company Ltd. (Swissair), which are accounted for under the cost method, are classified as available-for-sale and are carried at aggregate market value. At June 30, 1996 and 1995, the gross unrealized gain on the Company's investment in Singapore Airlines was $190 million and $143 million, respectively. The gross unrealized gain on the Company's investment in Swissair was $16 million at June 30, 1996, compared to a $12 million gross unrealized loss at June 30, 1995. The $126 million and $83 million unrealized gains, net of the related deferred tax provision, on these combined investments at June 30, 1996 and 1995, respectively, are reflected in stockholders' equity. Delta's rights to vote, transfer or acquire additional shares of the stock of Singapore Airlines and Swissair are subject to certain restrictions.

     During fiscal years 1996 and 1995, the proceeds from sales of available-for-sale securities were $626 million and $926 million, respectively, which resulted in realized losses of $1 million and $4 million, respectively. The unrealized gains (losses) on these investments were less than $1 million and were reflected in stockholders' equity at June 30, 1996 and 1995. Interest income was $33 million and $31 million from these investments for fiscal years 1996 and 1995, respectively.

     Delta's other investments in available-for-sale securities were recorded as short-term investments in the Company's Consolidated Balance Sheets. These investments at June 30, 1996 and 1995 were as follows:

                                          Average
                                           Stated
                                          Maturity
                     Percentage           (Months)
                  ----------------   ------------------------

Type                1996     1995      1996         1995
- ----              -------  -------   ---------  -------------
Government
  agency debt.....  25%      36%          8           12
Corporate debt
  securities......  75       64          19            5


                                                                              35
                            DELTA AIR LINES, INC.

3.  INVESTMENTS IN ASSOCIATED COMPANIES:

     During the December 1994 quarter, Delta and AT&T Global Information Solutions Company formed TransQuest, an equally owned joint venture partnership, to provide information technology services to Delta and others in the travel and transportation industries. On June 26, 1996, Delta and NCR Corporation (formerly AT&T Global Information Solutions Company) announced an agreement to discontinue the TransQuest partnership. Effective July 1, 1996, the partnership ended and TransQuest, Inc. was formed as a wholly owned subsidiary of Delta. TransQuest, Inc. will provide information technology services to Delta and others in the travel and transportation industries.

     WORLDSPAN provides certain computer reservations services to Delta and Delta provides certain communications, information processing and administrative services to WORLDSPAN. (See Note 1 for additional information regarding investments in associated companies.)

     The Company's percentage ownership in associated companies at June 30, 1996 and equity earnings (losses) for fiscal 1996, 1995 and 1994 were as follows:

                            Equity Earnings  (Losses)
                Percent     -------------------------
Investment     Ownership     1996    1995      1994
- ----------     ---------    ------ --------  --------
                                (In Millions)
TransQuest....    50%       $(8)      $(3)      $-
WORLDSPAN.....    38         (5)       (4)       1
ASA...........    26         13        12       12
Comair........    21         13         6        6
SkyWest.......    15          1         2        2


4.  FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK:

     BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUES - The carrying amounts reported in the Company's Consolidated Balance Sheets for cash and cash equivalents approximate fair values at June 30, 1996 and 1995. Short-term investments classified as available-for-sale are recorded at fair value in accordance with SFAS 115.

     These values are based on quoted market prices, where available, or on the estimated current rates offered to the Company for debt of the same remaining maturities. The carrying values of all other financial instruments approximate their fair values.

     The fair values and carrying values of long-term debt, including current maturities, at June 30, 1996 and 1995 were as follows:

                                           1996     1995
                                          ------   -------
                                          (In Billions)
              Fair value................  $ 2.0     $3.0
              Carrying value............    1.8      2.8

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: RISKS AND FAIR VALUES - During fiscal 1996, Delta initiated a fuel hedging program under which the Company may enter into certain contracts with counterparties, not to exceed one year in duration, to manage the Company's exposure to jet fuel price volatility. Gains and losses resulting from fuel hedging transactions are recognized as a component of fuel expense when the underlying fuel being hedged is used. Any premiums paid to enter into hedging contracts are recorded as a prepaid expense and are amortized to fuel expense over the respective contract periods. At June 30, 1996, Delta had contracted for approximately 200 million gallons of its projected fiscal 1997 fuel requirements. At June 30, 1996, the fair value of option contracts used for purchases of jet fuel at fixed average prices was immaterial. The Company is exposed to fuel hedging transaction losses in the event of nonperformance by counterparties, but management does not expect any counterparty to fail to meet its obligations. To manage its credit risk, the Company selects counterparties based on their credit ratings, limits its exposure to any one counterparty under defined guidelines and monitors the market position of the program and its relative market position with each counterparty.

     The Company has entered into certain foreign exchange forward contracts, all with maturities of less than two months, to manage risks associated with foreign currency exchange rate and interest rate volatility. The aggregate face amount of such contracts was


36
                            DELTA AIR LINES, INC.

approximately $40 million at June 30, 1996. The related realized and unrealized gains and losses for such contracts were not material for any of the years presented.

     FINANCIAL GUARANTEES - Certain municipalities and airport authorities have issued special facility revenue bonds to build or improve airport terminal and maintenance facilities that Delta leases under operating leases. Under these lease agreements, the Company is required to make rental payments sufficient to pay principal and interest on the bonds as they become due (See Note 8).

     CONCENTRATION OF CREDIT RISK- Delta's accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, Delta does not believe that it is subject to any significant concentration of credit risk.

5.  SALE OF RECEIVABLES:

     In June 1994, Delta entered into a revolving accounts receivable facility (Facility) providing for the sale of a defined pool of accounts receivable (Receivables) through a wholly owned subsidiary to a trust in exchange for a senior certificate in the principal amount of $300 million (Senior Certificate) and a subordinate certificate in the principal amount of $189 million (Subordinate Certificate). The subsidiary retained the Subordinate Certificate, and the Company received $300 million in cash from the sale of the Senior Certificate to a third party. At June 30, 1995, the principal amount of the Senior Certificate was $229 million and was recorded as a reduction in accounts receivable in the Company's Consolidated Balance Sheets. The principal amount of the Subordinate Certificate at June 30, 1995 was $190 million and was included in accounts receivable on the Company's Consolidated Balance Sheets.

     In fiscal 1995, the Company paid $19 million in fees under the Facility. These fees are included in miscellaneous income (expense), net in the Company's Consolidated Statements of Operations. During fiscal 1995, Delta elected to pay down the Facility, and the Senior Certificate was reduced to $0 on August 14, 1995.

     In March 1996, Delta reactivated the Facility on a reserve basis. At June 30, 1996, no Receivables had been sold under the Facility. While the Facility is in reserve, the Company is obligated to pay commitment fees. For fiscal 1996, these fees were immaterial.

6.  SHORT-TERM BORROWINGS:

     During fiscal 1996 and 1995, the Company had no commercial paper or short-term bank borrowings. The maximum and average outstanding balances of the Company's short-term bank borrowings during fiscal 1994 were $164 million and $2 million, respectively. The weighted average interest rate of these borrowings during fiscal 1994 was 5.03%.

7.  LONG-TERM DEBT:

     During fiscal 1996 and 1995, the Company voluntarily repurchased and retired $224 million and $534 million, respectively, principal amount of its long-term debt. As a result of these transactions, the Company recognized net pretax losses of $18 million and $4 million in fiscal 1996 and 1995, respectively, which are included in miscellaneous income (expense), net in the Company's Consolidated Statements of Operations.

     On June 24, 1993, the Company issued $800 million principal amount at stated maturity of 3.23% Convertible Subordinated Notes due June 15, 2003 (Notes). The Notes were issued at an original issue discount of 28.2% from the principal amount at stated maturity, were convertible by the holders thereof into shares of Common Stock at a conversion rate of 12.68 shares per $1,000 principal amount at stated maturity of the Notes, and were redeemable by the Company on or after June 15, 1996 at a price for each Note equal to the issue price plus accrued original issue discount to the redemption date, together with accrued and unpaid interest to the redemption


                                                                              37
                            DELTA AIR LINES, INC.

date. On May 15, 1996, the Company gave notice that it elected to redeem effective June 15, 1996, all outstanding Notes. Substantially all outstanding Notes were then converted by the holders thereof into approximately 10 million shares of Common Stock, and the Company redeemed the remaining outstanding Notes. As a result of the conversion of substantially all the Notes, long-term debt declined by $626 million and stockholders' equity increased by approximately the same amount in the Company's Consolidated Balance Sheet. This transaction was treated as a noncash transaction in the Company's Consolidated Statement of Cash Flows for the year ended June 30, 1996.

At June 30, 1996 and 1995, the Company's long-term debt (including current maturities) was as follows:

                                                                                                    1996    1995
                                                                                                    ----    ----
                                                                                                   (In Millions)
8.10% Series C Guaranteed Serial ESOP  Notes, unsecured, payable in installments
 between 2002 and 2009..........................................................................    $290     $290
9 3/4% Debentures, unsecured, due May 15, 2021..................................................     251      271
9 7/8% Notes, unsecured, due January 1, 1998....................................................     220      225
Medium-Term Notes, Series A and B, unsecured, interest rates ranging from 7.55% to 9.15% and
 with maturities ranging from 1997 to 2007......................................................     196      235
10 3/8% Debentures, unsecured, due  February 1, 2011............................................     176      176
9 7/8% Notes, unsecured, due  May 15, 2000......................................................     142      165
9% Debentures, unsecured, due  May 15, 2016.....................................................     126      135
9 1/4% Debentures, unsecured, due  March 15, 2022...............................................     116      184
10 1/8% Debentures, unsecured, due May 15, 2010.................................................     113      113
8 1/2% Notes, unsecured, due March 15, 2002.....................................................      71       96
10 3/8% Debentures, unsecured, due  December 15, 2022...........................................      66       66
Development Authority of Clayton County, 7 5/8% unsecured loan agreement, repayable
 on January 1, 2020.............................................................................      45       45
Development Authority of Fulton County, unsecured loan agreement, repayable
 $10 million on November 1, 2007 and $20 million on November 1, 2012.  Interest ranges
 from 6.85% to 6.95% over the life of the loan..................................................      30       30
3.23% Convertible Subordinated Notes, unsecured, due June 15, 2003, net of unamortized
 discount of $0 and $179 million at June 30, 1996 and 1995, respectively........................       0      621
8 1/4% Notes, unsecured, due May 15, 1996.......................................................       0      150
Development Authority of Clayton County, 6 5/8% unsecured loan agreement, repayable
 in installments beginning in 2000, with the remaining balance payable in 2011..................       0       35
Other, net......................................................................................      (3)      (3)
                                                                                                  ------   ------
      Total.....................................................................................   1,839    2,834

Less: Current maturities........................................................................      40      151
                                                                                                  ------   ------
      Total long-term debt......................................................................  $1,799   $2,683
                                                                                                  ======   ======

At June 30, 1996, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:


                          Years Ending June 30                Amount
                          --------------------                ------
                                                          (In Millions)
                          1997 ..........................      $ 40
                          1998 ..........................       249
                          1999 ..........................        67
                          2000 ..........................       142
                          2001 ..........................         0

     On September 27, 1995, the Company and a group of banks entered into the 1995 Bank Credit Agreement, an amendment and restatement of the 1992 Bank Credit Agreement. The 1995 Bank Credit Agreement provides for unsecured borrowings by the Company of up to $1.25 billion on a revolving basis until September 26, 2000. Up to $500 million of this facility may be used for the issuance of letters of credit. The interest rate under this facility is, at the Company's option, the LIBOR or the prime rate, in each case plus a margin which is subject to adjustment based on certain changes in the credit ratings of the Company's long-term senior unsecured debt. The Company also has the option to obtain loans through a competitive bid procedure. The 1995 Bank Credit Agreement contains certain negative covenants that restrict the Company's ability to grant liens, incur or guarantee debt and enter into flight


38
                            DELTA AIR LINES, INC.

equipment leases. It also provides that if there is a change of control (as defined) of the Company, the banks' obligation to extend credit terminates, any amounts outstanding become immediately due and payable and the Company will immediately deposit cash collateral with the banks in an amount equal to all outstanding letters of credit. At June 30, 1996, no borrowings or letters of credit were outstanding under the 1995 Bank Credit Agreement.

     At August 16, 1996, there were outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes) which are guaranteed by Delta. The Series C ESOP Notes, which were issued pursuant to certain note purchase agreements, are payable in installments between July 1, 2002 and January 1, 2009. The note purchase agreements require Delta to purchase the Series C ESOP Notes at the option of the holders thereof (Noteholders) if the credit rating of Delta's long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (Purchase Event) provided that Delta has no obligation to purchase the Series C ESOP Notes under the note purchase agreements so long as it obtains, within 127 days of a Purchase Event, certain credit enhancements (Approved Credit Enhancement) that result in the Series C ESOP Notes being rated A3 or higher by Moody's and A- or higher by Standard & Poor's (Required Ratings). If Delta is required to purchase the Series C ESOP Notes because of the occurrence of a Purchase Event, such purchase would be made at a price (Purchase Price) equal to the outstanding principal amount of the Series C ESOP Notes being purchased, together with accrued interest and a Make Whole Premium Amount. The Make Whole Premium Amount for the Series C ESOP Notes is based on, among other factors, the yield to maturity of U.S. Treasury notes having maturities equal to the remaining average life to maturity of the Series C ESOP Notes as of the date Delta purchases the Series C ESOP Notes.

     As a result of Moody's rating action on May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993, any Series C ESOP Notes properly tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit to credit enhance the Series C ESOP Notes. This letter of credit was issued in favor of Wilmington Trust Company, as trustee (Trustee), under Delta's 1992 Bank Credit Agreement (which, as discussed above, was amended and restated as the 1995 Bank Credit Agreement). Due to the issuance of this letter of credit, the Series C ESOP Notes received the Required Ratings, and Delta no longer had an obligation to purchase the Series C ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993.

     On June 6, 1996, the Company entered into a credit agreement with ABN AMRO Bank, N.V. and a group of banks (Letter of Credit Facility) providing for the issuance of letters of credit for up to $550 million in stated amount to credit enhance the Series C ESOP Notes. The Letter of Credit Facility contains negative covenants and a change of control provision that are substantially similar to those contained in the 1995 Bank Credit Agreement. In the event of any drawing under the Letter of Credit Facility, Delta is required, at its election, (1) to immediately repay the amount drawn or (2) to convert its reimbursement obligation to a loan for a period not to exceed one year at varying rates of interest. On June 6, 1996, Delta obtained a letter of credit under the Letter of Credit Facility to replace the letter of credit issued under the 1995 Bank Credit Agreement to credit enhance the Series C ESOP Notes. The Letter of Credit Facility expires June 6, 1999.

     At August 16, 1996, the face amount of the letter of credit under the Letter of Credit Facility was $470 million. It covers the $290 million outstanding principal amount of the Series C ESOP Notes, up to $148 million of Make Whole Premium Amount and approximately one year of interest on the Series C ESOP Notes.

     An Indenture of Trust (Indenture), dated August 1, 1993, among Delta, the Trustee and Fidelity Management Trust Company, as ESOP trustee, contains certain terms and conditions relating to any letter of credit used to credit enhance the Series C ESOP Notes. The Indenture requires the Trustee to draw under the letter of credit to make regularly scheduled payments of principal and interest on the Series C ESOP Notes. The Indenture also requires the Trustee to draw under the letter of credit to purchase the Series C ESOP Notes in certain circumstances in which Delta would not be required to purchase the Series C ESOP Notes under the note purchase agreements.



                                                                              39
                            DELTA AIR LINES, INC.

Subject to certain conditions, the Indenture requires the Trustee to purchase the Series C ESOP Notes at the Purchase Price at the option of the Noteholders in the event that (1) the Required Ratings on the Series C ESOP Notes are not maintained; (2) the letter of credit is not extended 20 days before its scheduled expiration date; (3) Delta elects to terminate the letter of credit; or (4) the Trustee receives notice that there has occurred an event of default under the credit agreement relating to the letter of credit; unless, generally within ten days of any such event, the Series C ESOP Notes receive the Required Ratings due to Delta's obtaining a substitute credit enhancement or otherwise.

     The Required Ratings on the Series C ESOP Notes are subject to reconsideration at any time, and to annual confirmation, by Moody's and Standard & Poor's. Circumstances that might cause either rating agency to lower or fail to confirm its rating include, without limitation, a downgrading of the deposits of the letter of credit issuer below A3 by Moody's or A- by Standard & Poor's or a determination that the Make Whole Premium Amount covered by the letter of credit is insufficient.

     Subject to certain conditions, the Indenture does not permit the Trustee to purchase the Series C ESOP Notes at the option of the Noteholders if the Series C ESOP Notes receive the Required Ratings without the benefit of a credit enhancement. The Series C ESOP Notes are not likely to receive the Required Ratings absent a credit enhancement unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 16, 1996, Delta's long-term senior unsecured debt was rated Baa3 by Moody's and BB+ by Standard & Poor's.

     The Company's debt agreements contain certain restrictive covenants but do not limit the payment of dividends on the Company's capital stock. The terms of the ESOP Preferred Stock limit the Company's ability to pay cash dividends on Common Stock in certain circumstances.

     Cash payments of interest including that on Series C ESOP Notes and net of interest capitalized totaled $232 million in fiscal 1996, $238 million in fiscal 1995, and $265 million in fiscal 1994.

8.  LEASE OBLIGATIONS:

     The Company leases certain aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. Rent expense is generally recorded on a straight-line basis over the lease term. Amounts charged to rental expense for operating leases were $0.9 billion in fiscal 1996 and $1.1 billion in fiscal years 1995 and 1994.

     During the June 1995 quarter, the Company extended the lease terms for 40 B-737-200 aircraft, which, for accounting purposes, resulted in the reclassification of these leases from operating leases to capital leases. This reclassification resulted in an increase of $385 million, net of deferred rent credits, in flight equipment under capital leases and an increase of $415 million in capital lease obligations in the Company's Consolidated Balance Sheet at June 30, 1995. This transaction was treated as a noncash transaction in the Company's Consolidated Statement of Cash Flows for the year ended June 30, 1995.

     At June 30, 1996, the Company's minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows:

          Years Ending                             Capital   Operating
          June 30                                   Leases   Leases
          ------------                             -------  ----------
                                                   (In Millions)
          1997 ..................................     $101  $   871
          1998 ..................................       97      863
          1999 ..................................       96      868
          2000 ..................................       65      842
          2001 ..................................       55      823
          After 2001 ............................      166   10,800
                                                      ----  -------

                 Total minimum lease payments ...      580  $15,067
                                                            =======


          Less:  Amounts representing interest ..      146
                                                      ----

          Present value of future minimum
            capital lease payments ..............      434

          Less: Current obligations under
            capital leases ......................       58
                                                      ----

          Long-term capital lease
            obligations .........................     $376
                                                      ====



40
                            DELTA AIR LINES, INC.

9.  PURCHASE COMMITMENTS:

     Subsequent to June 30, 1996, Delta entered into a definitive agreement with the Nordam Group, Inc. to purchase, between fiscal 1997 and 2000, 25 shipsets of Stage 3 engine hushkits for B-737-200 aircraft, with an option to purchase an additional 30 shipsets.

     In addition, at August 16, 1996, the Company had authorized capital expenditures of approximately $250 million for fiscal 1997 for improvement of airport and office facilities, various ground equipment and other assets.

     The Company expects to finance its aircraft, engine and engine hushkit commitments as well as other authorized capital expenditures using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions.

     Future expenditures for aircraft, engines and engine hushkits on firm order as of August 16, 1996 are estimated to be $2.4 billion, excluding aircraft orders subject to reconfirmation by Delta, as follows:

      Years Ending June 30                                  Amount
      --------------------                                  ------
                                                         (In Millions)
      1997 ............................................      $  800
      1998 ............................................         700
      1999 ............................................         330
      2000 ............................................         250
      2001 ............................................         210
      After 2001 ......................................          70
                                                             ------
      Total............................................      $2,360
                                                             ======

     The Company has entered into code sharing agreements under which it has agreed to purchase seats at established prices from specific foreign airlines, subject to certain conditions. None of these agreements has noncancelable terms in excess of one year.

10.  EMPLOYEE BENEFIT PLANS:

     Substantially all of the Company's employees are covered under various defined benefit pension plans, medical plans and disability and survivorship plans, and certain employees meeting service requirements are eligible to participate in the Savings Plan discussed in Note 15.

     DEFINED BENEFIT PENSION PLANS-The Company's primary retirement plans consist of defined benefit pension plans. The Company has reserved the right to modify these plans to the extent permitted by the Internal Revenue Code and ERISA.

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75% and 4.7%, respectively, at June 30, 1996 and 8.0% and 4.7%, respectively, at June 30, 1995. The expected long-term rate of return on assets was 10% at June 30, 1996 and 1995.

     Included in the restructuring charges described in Note 17 are aggregate related charges of $298 million and $108 million for fiscal 1996 and 1994, respectively.

     The following table sets forth the defined benefit pension plans' funded status and amounts recognized in Delta's Consolidated Balance Sheets as of June 30, 1996 and 1995:

                                                     1996     1995
                                                    ------   ------
                                                     (In Millions)
     Actuarial present value of benefit
       obligations:
         Accumulated benefit obligation(1).......   $6,186   $5,293
                                                    ======   ======

         Projected benefit obligation............   $7,420   $6,532
     Plan assets at fair value(2)................    7,222    6,108
                                                    ------   ------
     Projected benefit obligation in
       excess of plan assets ....................      198      424
     Unrecognized net gain (loss) ...............      195     (196)
     Unrecognized transition obligation .........      (64)     (67)
     Unrecognized prior service cost ............      (31)     (20)
                                                    ------   ------
     Accrued pension cost recognized in
       the consolidated balance sheets ..........   $  298   $  141
                                                    ======   ======

      1  Substantially all of the accumulated benefit obligation is vested.
      2 Plan assets were invested at June 30, 1996, approximately as follows: cash equivalents (7%), government and corporate bonds and notes (18%), common stock and other equity-oriented investments (71%) and real estate and other investments (4%).


                                                                              41
                            DELTA AIR LINES, INC.

These charges represent costs primarily associated with special termination benefits and curtailment losses related to the defined benefit pension plans as a result of workforce reductions.

     The net periodic cost of defined benefit pension plans for fiscal 1996, 1995 and 1994 included the following components:

                                              1996     1995    1994
                                             ------   ------   -----
                                                  (In Millions)
     Service cost - benefits earned
       during the year ..................    $  225    $ 221   $ 248
     Interest cost on projected
       benefit obligation ...............       526      489     466
     Actual return on plan assets .......    (1,194)    (795)   (355)
     Net amortization and deferral ......       612      266    (119)
                                             ------   ------   -----
     Net periodic pension cost ..........    $  169    $ 181   $ 240
                                             ======   ======   =====

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - Delta's medical plans provide medical and dental benefits to substantially all retirees and their eligible dependents. Benefits are funded from general assets on a current basis, although amounts sufficient to pay claims incurred but not yet paid are held in trust. Plan benefits are subject to co-payments, deductibles and certain other limits described in the plans and are reduced once a retiree is eligible for Medicare. The Company has reserved the right to modify or terminate the medical plans for both current and future retirees.

     The weighted average discount rate used to estimate the accumulated postretirement benefit obligation (APBO) was 7.75% at June 30, 1996, and 8.0% at June 30, 1995. The assumed health care cost trend rate used in measuring the APBO was 8.0% in fiscal 1996 and 8.5% in fiscal 1995, declining gradually to 4.25% by June 30, 2002, and remaining level thereafter. Increasing the assumed health care cost trend rate annually by 1% for all future years would increase the APBO as of June 30, 1996 by approximately $132 million and the net periodic postretirement benefit cost by $19 million for fiscal 1996.

     Net periodic postretirement benefit cost for fiscal 1996, 1995 and 1994 included the following components:

                                                   1996    1995    1994
                                                   -----   -----   -----
                                                       (In Millions)
      Service cost - benefits earned
        during the year .........................  $  32   $  32   $  35
      Interest cost on accumulated
        postretirement benefit obligation .......    118     118     101
      Amortization of prior service cost ........    (31)    (29)    (31)
      Amortization of accumulated losses ........      4       4       6
                                                   -----   -----   -----
      Net periodic postretirement
        benefit cost ............................  $ 123   $ 125   $ 111
                                                   =====   =====   =====

The accumulated postretirement benefit obligation (APBO) at June 30, 1996 and 1995 consisted of the following components:

                                                         1996     1995
                                                        ------   ------
                                                         (In Millions)

      Retirees and dependents ......................    $  928   $  879
      Fully eligible participants ..................       323      333
      Other active participants ....................       254      271
                                                        ------   ------
      Total accumulated postretirement
        benefit obligation .........................     1,505    1,483
      Unamortized prior service cost
        (from plan changes) ........................       464      396
      Unrecognized net loss ........................      (112)    (109)
                                                        ------   ------
      Accrued postretirement benefit cost recognized
        in the consolidated
        balance sheets .............................    $1,857   $1,770
                                                        ======   ======

     Included in the restructuring charges described in Note 17 are aggregate charges of $32 million and $203 million for fiscal 1996 and 1994, respectively. These charges represent costs primarily associated with special termination benefits and curtailment losses related to the postretirement benefits other than pensions as a result of workforce reductions.

     POSTEMPLOYMENT BENEFITS - The Company provides certain welfare benefits to its former or inactive employees after employment but before retirement. Such benefits primarily include those related to disability and survivorship plans. The Company has reserved the right to modify or terminate these plans at any time for all participants.

     Effective July 1, 1994, Delta adopted SFAS 112, which requires recognition of the liability for postemployment benefits during the period of employment. The adoption of SFAS 112 resulted in a cumulative after-tax transition benefit of $114 million in fiscal 1995,



42
                            DELTA AIR LINES, INC.

primarily due to the net overfunded status of the Company's disability and survivorship plans. The Company's postemployment benefit expense for fiscal years 1996 and 1995 was $78 million and $85 million, respectively. The amount funded in excess of the liability is included in other noncurrent assets in the Company's Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets.

     Gains and losses that occur because actual experience differs from that assumed will be amortized over the average future service period of employees. Amounts allocable to prior service for amendments to retiree and inactive insurance plans are amortized in a similar manner.

     The Company continues to evaluate ways in which it can better manage employee benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

11.  CONTINGENCIES:

     The Company is a defendant in certain legal actions relating to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning the Company's business. Although the ultimate outcome of these matters cannot be predicted with certainty and could have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity, management presently believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity.

     During fiscal 1996, the Company renewed its aircraft hull and general liability insurance policies (Policies). Beginning December 18, 1995, Delta's captive insurance subsidiary agreed to reimburse the primary insurers for losses under the Policies in an amount not to exceed $100 million per occurrence and $118 million in the aggregate for each policy year. The obligations of the primary insurers to the insureds under the Policies are not limited or reduced in any way by this reimbursement obligation.

     The reimbursement obligation of Delta's captive insurance subsidiary to the primary insurers is supported by letters of credit. The letters of credit have an aggregate stated amount equal to the maximum reimbursement obligation. To the extent the primary insurers make a draw under a letter of credit, Delta is required to reimburse the issuer of the letter of credit. Delta accrues amounts estimated to be payable for probable losses under the reimbursement agreements with the primary insurers, as incurred. The methods of making such estimates and establishing the resulting accrued liabilities are periodically reviewed and adjusted as required.

12.  COMMON AND PREFERRED STOCK:

     At June 30, 1996, 5,116,097 shares of Common Stock were reserved for issuance under the 1989 Stock Incentive Plan, 5,780,491 shares of Common Stock were reserved for conversion of the ESOP Preferred Stock and 10,629,285 shares of Common Stock were reserved for conversion of the Series C Preferred Stock.

     Each outstanding share of Common Stock is accompanied by a preferred stock purchase right which entitles the holder to purchase from the Company 1/100 of a share of Series A Junior Participating Preferred Stock for $200, subject to adjustment in certain circumstances. The rights become exercisable only after a person or group acquires beneficial ownership of 20% or more of the Common Stock or commences a tender or exchange offer that would result in such person or group beneficially owning 30% or more of the Common Stock. The rights expire on November 4, 1996, and may be redeemed by Delta for $0.05 per right until 15 days following the announcement that a person or group beneficially owns 20% or more of the Common Stock. Subject to certain conditions, if a person or group becomes the beneficial owner of 30% or more of the Common Stock or a person or group beneficially owning 20% or




                                                                              43
                            DELTA AIR LINES, INC.

more of the Common Stock receives compensation from Delta other than compensation for full-time employment as a regular employee, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, Common Stock having a value equal to two times the right's exercise price. In addition, subject to certain conditions, if Delta is involved in a merger or certain other business combination transactions, each right will entitle its holder (other than certain acquiring persons) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the right's exercise price.

     Each share of ESOP Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into 0.8578 share of Common Stock (a conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. The ESOP Preferred Stock is redeemable at Delta's option at specified redemption prices payable, at Delta's election, in cash or Common Stock. If full cumulative dividends on the ESOP Preferred Stock have not been paid when due, Delta may not pay cash dividends on the Common Stock.

     On July 1, 1992, the Company issued 23 million Depositary Shares, each representing 1/1,000th of a share of Series C Preferred Stock. Each share of Series C Preferred Stock bore annual cumulative cash dividends of $3,500 (equivalent to $3.50 per annum per Depositary Share), had a liquidation preference of $50,000 (equivalent to $50 per Depositary Share) plus accrued and unpaid dividends, was convertible by the holder into shares of Common Stock at a conversion price of $65.75 per share of Common Stock (equivalent to a conversion rate of 0.7605 share of Common Stock per Depositary Share), and was redeemable by Delta in certain circumstances for such number of shares of Common Stock as equaled the liquidation preference of the Series C Preferred Stock being redeemed divided by the conversion price (equivalent to a conversion rate of 0.7605 share of Common Stock for each Depositary Share). On June 11, 1996, Delta gave notice that it elected to redeem the Series C Preferred Stock and the related Depositary Shares on July 11, 1996. Subsequent to this notice, all the outstanding Series C Preferred Stock and related Depositary Shares were converted or redeemed for a total of approximately 17.5 million shares of Common Stock. All conversions of Series C Preferred Stock and the related Depositary Shares were treated as noncash transactions in the Company's Consolidated Statement of Cash Flows.

13.  STOCK OPTIONS AND AWARDS:

     Under the Company's stock option plan for key employees, selected employees have received awards of stock options and, prior to fiscal 1993, tandem stock appreciation rights.

     The exercise price for all stock options, and the base upon which stock appreciation rights are measured, is the fair market value of Common Stock on the date of grant. Awards exercised as stock appreciation rights are payable in a combination of cash and Common Stock.

     Subject to certain exceptions, stock options and tandem stock appreciation rights, if any, are generally exercisable between one and ten years after the date of award.

     Transactions involving stock options and tandem stock appreciation rights during fiscal 1994, 1995 and 1996 were as follows:

                                        Awards     Award Price Range
                                      -----------  -----------------
     Balance June 30, 1993 ........    2,447,950   $ 54.00 -  $73.125
     Fiscal 1994:
         Granted ..................      650,200   $ 54.375
         Exercised ................      (47,400)  $ 54.00
         Expired ..................       (9,000)  $ 54.00
         Forfeited ................      (27,000)  $ 68.375 - $73.125
                                      ----------
     Balance June 30, 1994 ........    3,014,750   $ 54.00 -  $73.125
     Fiscal 1995:
         Granted ..................      718,750   $ 52.00
         Exercised ................      (78,900)  $ 54.00 -  $68.375
         Expired ..................     (257,750)  $ 67.375
         Forfeited ................      (10,700)  $ 52.00 -  $73.125
                                      ----------
     Balance June 30, 1995 ........    3,386,150   $ 52.00 -  $73.125
     Fiscal 1996:
         Granted ..................      643,500   $ 71.00
         Exercised ................   (1,653,765)  $ 52.00 -  $73.125
         Forfeited ................      (43,700)  $ 52.00 -  $73.125
                                      ----------
     Balance June 30, 1996 ........    2,332,185   $ 52.00 -  $73.125
                                      ==========

44
                            DELTA AIR LINES, INC.

     Substantially all awards of stock options with tandem stock appreciation rights have been exercised as stock appreciation rights. In fiscal 1996, the Company issued 711,830 shares of Common Stock, at an average price of $57.96 per share, in connection with the exercise of stock options and tandem stock appreciation rights.

     On April 24, 1996, Delta's Board of Directors adopted, subject to stockholder approval at Delta's 1996 Annual Meeting of Stockholders, two broad-based, non-qualified stock option plans for Delta personnel providing for the issuance of stock options to purchase 24.7 million shares of Common Stock. The plans are intended to cover substantially all of Delta's non-officer personnel. One plan is for approximately 47,000 Delta employees who are not pilots. The second plan is for approximately 8,000 Delta pilots.

Awards outstanding as of June 30, 1996 and the exercise prices of those awards were as follows:

      Date of Award             Awards Outstanding    Award Price
      -------------             ------------------    -----------
      January 26, 1989 .......           1,000          $ 54.00
      January 25, 1990 .......         134,500          $ 67.375
      January 24, 1991 .......         247,050          $ 68.375
      January 23, 1992 .......         548,750          $ 73.125
      January 27, 1994 .......         335,210          $ 54.375
      January 26, 1995 .......         431,975          $ 52.00
      January 25, 1996 .......         633,700          $ 71.00
                                     ---------
                                     2,332,185      $52.00-$73.125
                                     =========

     The non-pilot and pilot plans involve stock options to purchase 14.7 million and 10 million shares of Common Stock, respectively. Both plans provide for grants of non-qualified stock options in three equal annual installments at a stock option exercise price equal to the opening price of the Common Stock on the New York Stock Exchange on the applicable grant date.
Stock options awarded under these plans will generally be exercisable beginning one year and ending ten years after their grant dates, and will not be transferable other than upon the death of the person granted the option. The non-pilot and pilot plans are being presented to stockholders as one proposal.

     The pilot stock option plan is an integral part of the new collective bargaining agreement between the Company and the Air Line Pilots Association, International (ALPA), which represents Delta's pilots (13% of Delta's employees). ALPA has the right to reopen the new collective bargaining agreement in its entirety if any required stockholder approval of the pilot stock option plan is not obtained, and Delta and ALPA are unable to reach agreement within 30 days on providing pilots with equivalent value to the pilot stock option plan.

14.  STOCK REPURCHASE AUTHORIZATION:

On April 24, 1996, Delta's Board of Directors authorized the Company to repurchase up to 24.7 million shares of its Common Stock and Common Stock equivalents. Under this authorization, the Company may repurchase up to 6.2 million of these shares before the initial stock option grants become exercisable under the two broad-based, non-qualified stock option plans and repurchase the remaining shares as Delta personnel exercise their stock options under those plans. Repurchases are subject to market conditions and may be made on the open market or in privately negotiated transactions. During fiscal 1996, the Company repurchased 821,300 shares of Common Stock for $66 million under this authorization.

15.  EMPLOYEE STOCK OWNERSHIP PLAN:

     The Company sponsors the Savings Plan, a qualified defined contribution pension plan under which eligible Delta personnel may contribute a portion of their earnings. The Savings Plan includes an employee stock ownership plan
(ESOP) feature. Subject to certain conditions, the Company contributes to the ESOP 50% of a participant's contributions to the Savings Plan, up to a maximum employer contribution of 2% of a participant's earnings. The Company's contribution is made quarterly through the allocation of the ESOP Preferred Stock, Common Stock or cash.


                                                                              45
                            DELTA AIR LINES, INC.

     In connection with the adoption of the ESOP, the Company sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for approximately $500 million. The Company has recorded unearned compensation to reflect the value of ESOP Preferred Stock sold to the ESOP but not yet allocated to participants' accounts. As shares of the ESOP Preferred Stock are allocated to participants, compensation expense is recorded and unearned compensation is reduced. Dividends on unallocated shares of ESOP Preferred Stock are used by the ESOP for debt service on the Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of ESOP Preferred Stock are paid to participants and are considered dividends for financial reporting purposes.

     Effective July 1, 1994, Delta adopted SOP 93-6. Under SOP 93-6, the compensation and interest components of ESOP costs are reduced by the amount of dividends accrued on the allocated ESOP Preferred Stock, and only the allocated ESOP Preferred Stock is considered outstanding in computing primary and fully diluted earnings per common share. Prior to adoption of SOP 93-6, the compensation and interest components of ESOP costs were reduced by the amount of dividends accrued on all ESOP Preferred Stock, and all ESOP Preferred Stock was considered outstanding for primary and fully diluted earnings per common share calculations. The adoption of SOP 93-6 increased reported net income attributable to common stockholders shown in the Company's Consolidated Statement of Operations by $8 million for fiscal 1995 and increased primary and fully diluted earnings per common share for that period by $0.16 and $0.28, respectively. The provisions of SOP 93-6 require that it be adopted prospectively.

16.  INCOME TAXES:

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The alternative minimum tax credit carryforwards do not expire. The net operating loss carryforwards will generally expire in 2008 and 2009 if not utilized prior to that time.

     Management believes, based on the Company's earnings history, the actions the Company has taken and will continue to take to improve its financial performance, expectations of future taxable income, and other relevant considerations, that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1996.

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1996 and 1995 are a result of temporary differences related to the items described as follows:

                                                  1996       1995
                                                 ------     ------
                                                   (In Millions)
         Deferred Tax Assets:
          Postretirement benefits .............. $  724     $  655
          Alternative minimum tax credit
            carryforwards ......................    354        284
          Gains on sale and leaseback
            transactions (net) .................    336        344
          Other employee benefits ..............    232        161
          Rent expense .........................    202        174
          Spare parts repair expense ...........    114         97
          Tax accruals .........................     43         33
          Frequent flyer expense ...............     40         37
          Accrued compensation expense .........     36         42
          Net operating loss carryforwards .....      5        122
          Other ................................     93        134
                                                 ------     ------
            Total Deferred Tax Assets .......... $2,179     $2,083
                                                 ======     ======
         Deferred Tax Liabilities:
          Depreciation and amortization ........ $1,083     $1,084
          Postemployment benefits ..............     82         89
          Marketable equity securities .........     81         49
          Software development costs ...........     58         35
          Other ................................    108         86
                                                 ------     ------
            Total Deferred Tax Liabilities ..... $1,412     $1,343
                                                 ======     ======




46
                            DELTA AIR LINES, INC.

Income taxes (provided) credited in fiscal 1996, 1995, and 1994 consisted of:

                                                1996     1995     1994
                                                -----    -----    ----
                                                    (In Millions)
          Current taxes .....................    (177)    (104)      8
          Deferred taxes ....................      54      (99)    227
          Increase in corporate
               statutory rate ...............       -        -      13
          Tax benefit of dividends on
               allocated ESOP
               Preferred Stock ..............       3        3       3
                                                -----    -----   -----
                                                 (120)    (200)    250
                                                -----    -----   -----
          Amortization of investment
               tax credits ..................       -        -       1
                                                -----    -----   -----
          Income taxes (provided) credited ..   $(120)   $(200)  $ 251
                                                =====    =====   =====

     The Company made income tax payments, net of income tax refunds, of $192 million in fiscal 1996 and $25 million in fiscal 1995 and received income tax refunds, net of cash income tax payments, of $13 million in fiscal 1994.

     The income tax (provisions) credit generated for fiscal 1996, 1995 and 1994 differ from amounts which would result from applying the federal statutory tax rate to pretax income (loss), as follows:

                                                    1996     1995    1994
                                                   ------   ------   -----
                                                        (In Millions)
     Income (loss) before income
        taxes ...................................   $ 276    $ 494   $(660)
     Items not deductible for tax
        purposes:
     Meals and entertainment ....................      36       41      16
     Amortization ...............................       9        9       9
     Other, net .................................      (8)       3       -
                                                    -----    -----   -----
     Adjusted pretax income (loss) ..............     313      547    (635)

     Federal statutory tax rate .................      35%      35%     35%
                                                    -----    -----   -----
     Income tax (provision) credit at
        statutory rate ..........................    (110)    (191)    222
     State and other income taxes,
        net of federal income tax
        (provision) credit ......................     (10)      (9)     15
     Benefit due to increase in
        corporate statutory tax rate.............       -        -      13
     Amortization of investment
        tax credits .............................       -        -       1
                                                    -----    -----   -----
     Income taxes (provided) credited ...........   $(120)   $(200)  $ 251
                                                    =====    =====   =====

17.  RESTRUCTURING AND OTHER NON-RECURRING CHARGES:

     During fiscal years 1994 and 1996, the Company recorded pretax restructuring and other non-recurring charges of $526 million and $829 million, respectively. The $526 million pretax restructuring charge recorded in fiscal 1994 included a $112 million charge primarily for special termination benefits relating to an early retirement program under which approximately 1,500 employees elected to retire effective November 1, 1993 and a $438 million charge for the Company's Leadership 7.5 cost reduction program, partially offset by a $24 million reversal related to the fleet simplification charge recorded in fiscal 1993.

     The $438 million charge for the Leadership 7.5 program included $280 million for workforce reductions of approximately 8,700 employees expected to occur during fiscal 1995. During fiscal 1995 and 1996, the Company reduced its staffing by approximately 9,200 and 1,200 personnel, respectively. Cash payments in fiscal 1995 and 1996 for workforce reductions totaled approximately $30 million and


                                                                              47
                            DELTA AIR LINES, INC.

$9 million, respectively, primarily for severance payments, with an additional $5 million expected to be paid during fiscal 1997. Payments associated with the curtailment loss and special termination benefits will be expended as required for funding appropriate pension and other postretirement plans in future years.

Fiscal 1996 and 1994 pretax restructuring and other non-recurring charges are summarized in the table below:


                                            Charges (Credits)
                                           1996  1994   Total
                                           ----  ----  -------
Fleet Simplification....................   $  -  $(24)  $  (24)
Early Retirement Program................      -   112      112
Leadership 7.5..........................    104   438      542
Pilot Special Early Retirement
  Program...............................    273     -      273
Lockheed L-1011 fleet early
  retirement............................    452     -      452
                                           ----  ----   ------
 Totals.................................   $829  $526   $1,355
                                           ====  ====   ======

     The $438 million charge for the Leadership 7.5 program also included $158 million for cash and noncash costs associated with reductions in inventory levels, the suspension of service in certain transatlantic markets and lease termination costs for facilities to be abandoned. Through fiscal 1996, the Company incurred cash costs of approximately $57 million for these initiatives and expects to incur additional cash costs of $16 million related to this program in future years. During fiscal 1996, approximately $8 million of the fiscal 1994 restructuring charge was reversed due to changes in estimates associated with lease terminations and abandoned facilities. The remaining $77 million represents noncash costs.

     The $829 million pretax charge for restructuring and other non-recurring charges recorded in fiscal 1996 includes a $452 million write-down of Delta's Lockheed L-1011 fleet and related assets. In connection with its decision to accelerate the replacement of its 55 L-1011 aircraft fleet, the Company performed an evaluation to determine, in accordance with SFAS 121 (see Note 1), whether future cash flows (undiscounted and without interest charges) expected to result from the use and the eventual disposition of the L-1011 fleet will be less than the aggregate carrying amount of the L-1011 aircraft and related assets. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by L-1011 assets will be less than their carrying amount, and therefore, the L-1011 assets are impaired as defined by SFAS 121. Consequently, the original cost basis of the L-1011 fleet was reduced to reflect the fair market value at the time of the evaluation, resulting in a $452 million non-recurring charge. In determining the fair market value of L-1011 assets, the Company considered recent transactions involving sales of L-1011 aircraft and market trends in aircraft dispositions.

     The $829 million pretax charge for restructuring and other non-recurring charges also included $273 million related to the special early retirement program for approximately 500 pilots expected to retire during fiscal 1997. Actual timing of the retirements is dependent upon the Company's operational needs. Payments associated with the curtailment loss and special termination benefits will be expended as required for funding appropriate pension and other postretirement plans in future years.

     Also included in the fiscal 1996 charge is $65 million (net of reversals of $36 million related to the Company's $526 million restructuring charge recorded in fiscal 1994) for previously announced non-pilot workforce reductions, including pension plan curtailment losses and special termination benefits of $62 million, post-retirement medical plan curtailment gains and special termination benefits of $16 million (for approximately 525 employees) and severance payments and related costs of $23 million.

     The remaining $39 million of the $829 million charge for fiscal 1996 represents cash and noncash costs related to lease terminations and other costs associated with discontinued routes and abandoned facilities. The charge includes (net of reversals of $8 million related to the Company's $526 million restructuring charge recorded in fiscal 1994) $37 million for lease termination costs for abandoned facilities and $10 million noncash costs related to routes discontinued as a result of the restructuring. Actual cash costs associated with lease terminations and abandoned facilities are expected to be approximately $4 million in fiscal 1997.



48
                            DELTA AIR LINES, INC.

     Actual costs incurred for certain amounts accrued, realization on the sales of excess inventories and costs associated with lease terminations and abandoned facilities may vary from current estimates. The appropriate accrued liability will be adjusted upon completion of these activities.

18.  FOREIGN OPERATIONS:

     Delta conducts operations in various foreign countries, principally in North America, Europe, the Middle East and Asia. Operating revenues from foreign operations were approximately $2.7 billion in fiscal 1996, $2.6 billion in fiscal 1995 and $2.5 billion in fiscal 1994.

19.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     Operating expenses for the March 1996 quarter include $556 million pretax restructuring and other non-recurring charges related to the write-down of the Company's Lockheed L-1011 fleet and related assets and the continuation of the Company's Leadership 7.5 cost reduction program. Operating expenses for the June 1996 quarter include a $273 million pretax restructuring charge for costs associated with a special early retirement program under which approximately 500 pilots are expected to retire during fiscal 1997. (See Note 17.)

The following is a summary of the unaudited quarterly results of operations for fiscal 1996 and 1995 (in millions, except per share data):

                                                                                       Three Months Ended
                                                                          ---------------------------------------------
                                                                          Sept. 30     Dec. 31      Mar. 31     June 30
                                                                          --------     -------      -------     -------
Fiscal 1996
Operating revenues ...............................................        $3,188       $2,944       $2,964      $3,359
                                                                          ======       ======       ======      ======
Operating income (loss) ..........................................        $  386       $  169       $ (387)     $  295
                                                                          ======       ======       ======      ======
Net income (loss) ................................................        $  201       $   70       $ (276)     $  161
                                                                          ======       ======       ======      ======
Primary income (loss) per common share ...........................        $ 3.47       $ 0.93       $(5.77)     $ 2.69
                                                                          ======       ======       ======      ======
Fully diluted income (loss) per common share .....................        $ 2.57       $ 0.93       $(5.77)     $ 2.08
                                                                          ======       ======       ======      ======
Fiscal 1995
Operating revenues ...............................................        $3,157       $2,919       $2,902      $3,216
                                                                          ======       ======       ======      ======
Operating income .................................................        $  154       $   18       $   40      $  449
                                                                          ======       ======       ======      ======
Income (loss) before cumulative effect of accounting changes .....        $   72       $  (18)         (11)        251
Cumulative effect of accounting changes, net of tax ..............           114            -       $   -       $    -
                                                                          ------       ------       ------      ------
Net income (loss) ................................................        $  186       $  (18)      $  (11)     $  251
                                                                          ======       ======       ======      ======
Primary income (loss) per common share:
      Before cumulative effect of accounting changes .............        $ 1.00       $(0.79)      $(0.66)     $ 4.49
Cumulative effect of accounting changes ..........................          2.25            -            -           -
                                                                          ------       ------       ------      ------
                                                                          $ 3.25       $(0.79)      $(0.66)     $ 4.49
                                                                          ======       ======       ======      ======
Fully diluted income (loss) per common share:
      Before cumulative effect of accounting changes .............        $ 0.99       $(0.79)      $(0.66)     $ 3.21
Cumulative effect of accounting changes ..........................          1.43            -            -           -
                                                                          ------       ------       ------      ------
                                                                          $ 2.42       $(0.79)      $(0.66)     $ 3.21
                                                                          ======       ======       ======      ======




                                                                              49
                            DELTA AIR LINES, INC.

CONSOLIDATED SUMMARY of operations
                     (In Millions, Except Per Share Data)
                                                    For the years ended June 30

                                                           1996(1)      1995(2)      1994(3)      1993(4)      1992         1991
- -----------------------------------------------------------------------------------------------------------------------------------
  Operating revenues                                $    12,455  $    12,194  $    12,077  $    11,657  $    10,837  $     9,171
  Operating expenses                                     11,992       11,533       12,524       12,232       11,512        9,621
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Operating income (loss)                                   463          661         (447)        (575)        (675)        (450)
  Interest expense, net                                    (243)        (262)        (271)        (177)        (151)         (97)
  Gain (loss) on disposition of flight equipment              2            -            2           65           35           17
  Miscellaneous income, net (5)                              54           95           56           36            5           30
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Income (loss) before income taxes                         276          494         (660)        (651)        (786)        (500)
  Income taxes (provided) credited                         (120)        (200)         250          233          271          163
  Amortization of investment tax credits                      -            -            1            3            9           13
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss)                                         156          294         (409)        (415)        (506)        (324)
  Preferred stock dividends                                 (82)         (88)        (110)        (110)         (19)         (19)
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Net income (loss) attributable to common
      stockholders                                  $        74  $       206  $      (519) $      (525) $      (525) $      (343)
                                                    ===========  ===========  ===========  ===========  ===========  ===========
      Net income (loss) per common share:
          Primary                                   $      1.42  $      4.07  $    (10.32) $    (10.54) $    (10.60) $     (7.73)
                                                    ===========  ===========  ===========  ===========  ===========  ===========
          Fully diluted                             $      1.42  $      4.01  $    (10.32) $    (10.54) $    (10.60) $     (7.73)
                                                    ===========  ===========  ===========  ===========  ===========  ===========

  Dividends declared on common stock                $        10  $        10  $        10  $        35  $        59  $        54
  Dividends declared per common share               $      0.20  $      0.20  $      0.20  $      0.70  $      1.20  $      1.20


OTHER FINANCIAL and statistical data
                (Dollars In Millions, Except Share Data)
                                                    For the years ended June 30

                                                           1996(1)      1995(2)      1994(3)      1993(4)      1992         1991
- -----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                      $    12,226  $    12,143  $    11,896  $    11,871  $    10,162  $     8,411
  Long-term debt and capital leases (excluding      $     2,175  $     3,121  $     3,228  $     3,716  $     2,833  $     2,059
      current maturities)
  Stockholders' equity                              $     2,540  $     1,827  $     1,467  $     1,913  $     1,894  $     2,457
  Shares of common stock outstanding at year end     67,778,106   50,816,010   50,453,272   50,063,841   49,699,098   49,401,779

  Revenue passengers enplaned (thousands)                91,341       88,893       87,399       85,085       77,038       69,127
  Available seat miles (millions)                       130,751      130,645      131,906      132,282      123,102      104,328
  Revenue passenger miles (millions)                     88,673       86,417       85,268       82,406       72,693       62,086
  Operating revenue per available seat mile                9.53c.       9.33c.       9.16c.       8.81c.       8.80c.       8.79c.
  Passenger mile yield                                    13.10c.      13.10c.      13.23c.      13.23c.      13.91c.      13.80c.
  Operating cost per available seat mile                   9.17c.       8.83c.       9.49c.       9.25c.       9.35c.       9.22c.
  Passenger load factor                                   67.82%       66.15%       64.64%       62.30%       59.05%       59.51%
  Breakeven passenger load factor                         65.12%       62.28%       67.21%       65.58%       62.99%       62.64%

  Available ton miles (millions)                         18,084       18,150       18,302       18,182       16,625       13,825
  Revenue ton miles (millions)                           10,235       10,142        9,911        9,503        8,361        7,104
  Operating cost per available ton mile                   66.31c.      63.55c.      68.43c.      67.27c.      69.24c.      69.59c.

CONSOLIDATED SUMMARY of operations
                     (In Millions, Except Per Share Data)
                                                    For the years ended June 30
                                                           1990         1989         1988         1987         1986
- --------------------------------------------------------------------------------------------------------------------
  Operating revenues                                $     8,583  $     8,089  $     6,915  $     5,318  $     4,460
  Operating expenses                                      8,163        7,411        6,418        4,913        4,426
                                                     -----------  -----------  -----------  -----------  -----------
  Operating income (loss)                                   420          678          497          405           34
  Interest expense, net                                     (27)         (39)         (65)         (62)         (55)
  Gain (loss) on disposition of flight equipment             18           17           (1)          96           16
  Miscellaneous income, net (5)                              57           55           25            8            8
                                                    -----------  -----------  -----------  -----------  -----------
  Income (loss) before income taxes                         468          711          456          447            3
  Income taxes (provided) credited                         (187)        (279)        (181)        (219)           2
  Amortization of investment tax credits                     22           29           32           36           42
                                                    -----------  -----------  -----------  -----------  -----------
  Net income (loss)                                         303          461          307          264           47
  Preferred stock dividends                                 (18)           -            -            -            -
                                                    -----------  -----------  -----------  -----------  -----------
  Net income (loss) attributable to common
      stockholders                                  $       285  $       461  $       307  $       264  $       $47
                                                    ===========  ===========  ===========  ===========  ===========
      Net income (loss) per common share:
          Primary                                   $      5.79  $      9.37  $     $6.30  $      5.90  $      1.18
                                                    ===========  ===========  ===========  ===========  ===========
          Fully diluted                             $      5.28  $      9.37  $     $6.30  $      5.90  $      1.18
                                                    ===========  ===========  ===========  ===========  ===========

  Dividends declared on common stock                $        85  $        59  $        59  $        44  $        40
  Dividends declared per common share               $      1.70  $      1.20  $     $1.20  $      1.00  $      1.00

OTHER FINANCIAL and statistical data
                (Dollars In Millions, Except Share Data)
                                                    For the years ended June 30
                                                           1990         1989         1988         1987         1986
- ----------------------------------------------------------------------------------------------------------------------------------
  Total assets                                      $     7,227  $     6,484  $     5,748   $     5,342 $     3,785
  Long-term debt and capital leases (excluding      $     1,315  $       703  $       729   $     1,018 $       869
      current maturities)
  Stockholders' equity                              $     2,596  $     2,620  $     2,209   $     1,938 $     1,302
  Shares of common stock outstanding at year end     46,086,110   49,265,884   49,101,271    48,639,469  40,116,383

  Revenue passengers enplaned (thousands)                67,240       64,242       58,565        48,173      39,582
  Available seat miles (millions)                        96,463       90,742       85,834        69,014      53,336
  Revenue passenger miles (millions)                     58,987       55,904       49,009        38,415      30,123
  Operating revenue per available seat mile                8.90c.       8.91c.       8.06c.        7.71c.      8.36c.
  Passenger mile yield                                    13.63c.      13.56c.      13.15c.       12.81c.     13.72c.
  Operating cost per available seat mile                   8.46c.       8.17c.       7.48c.        7.12c.      8.30c.
  Passenger load factor                                   61.15%       61.61%       57.10%        55.66%      56.48%
  Breakeven passenger load factor                         57.96%       56.09%       52.69%        51.09%      56.01%

  Available ton miles (millions)                         12,500       11,725       11,250         9,000       6,934
  Revenue ton miles (millions)                            6,694        6,338        5,557         4,327       3,372
  Operating cost per available ton mile                   65.30c.      63.21c.      57.05c.       54.60c.     63.82c.

1 Summary of operations and other financial and statistical data include $829 million in pretax restructuring and other non-recurring charges ($9.71 per common share).
2 Summary of operations excludes $114 million after-tax cumulative effect of change in accounting standards ($2.25 primary and $1.42 fully diluted earnings per common share).
3 Summary of operations and other financial and statistical data include $526 million in pretax restructuring charges
  ($6.59 after-tax per common share).
4 Summary of operations and other financial and statistical data include $82 million pretax restructuring charge ($1.05 after-tax per common share). Summary of operations excludes $587 million after-tax cumulative effect of changes in accounting standards
  ($11.78 after-tax per common share).
5 Includes interest income.




50                                                                           51
                             DELTA AIR LINES, INC.

COMMON STOCK

Listed on the New York Stock Exchange under the ticker symbol DAL.


NUMBER OF STOCKHOLDERS

As of August 16, 1996, there were 24,157 registered holders of Common Stock.


MARKET PRICES AND DIVIDENDS

                      Market Closing Price Range         Cash
                          of Common Stock on       Dividends Per
Fiscal Year 1996        New York Stock Exchange     Common Share
- ----------------------------------------------------------------
Quarter Ended:           High            Low
September 30.............$80 1/2        $66 1/4         $0.05
December 31...............79 5/8         64              0.05
March 31..................82             67 3/8          0.05
June 30...................86             77 1/4          0.05


Fiscal Year 1995
- ----------------------------------------------------------------
Quarter Ended:          High              Low
September 30.............$49 3/4         $43 1/2        $0.05
December 31...............52 1/2          43 1/8         0.05
March 31..................64              51             0.05
June 30...................75              58 3/4         0.05









52                             DELTA AIR LINES, INC.