Form 10-K, Exhibit 13
period 1997-06-30
DELTA AIR LINES INC /DE/
filed 1997-09-29
CIK 27904

                                                                EXHIBIT 13


AIRCRAFT FLEET

Delta's aircraft fleet is a cornerstone of the Company's business. Delta has long maintained one of the youngest and most technologically advanced fleets in the U.S. airline industry. In March 1997, Delta reached an understanding with The Boeing Company for firm orders, options and rolling options to purchase certain aircraft. The understanding includes 106 firm aircraft orders through fiscal 2007, with an additional 124 options and 414 rolling options through fiscal 2018. Options have scheduled delivery slots while rolling options replace options and are assigned delivery slots as options expire or are exercised. The new Boeing understanding also contemplates the termination of existing options, the cancellation of Delta's remaining MD-90 orders and the advancement of certain of Delta's existing orders. The understanding is subject to certain conditions, including the negotiation of mutually acceptable

AIRCRAFT FLEET AT JUNE 30, 1997

Type of                Average Age
Aircraft                 (Years)    Owned    Leased  Total
------------------------------------------------------------
B-727-200                 20.3       115        14     129
B-737-200                 12.6         1        53      54
B-737-300                 11.3         -        13      13
B-757-200                  8.5        50        41      91
B-767-200                 14.1        15         -      15
B-767-300                  8.1         2        24      26
B-767-300ER                4.6        20         7      27
L-1011-1                  19.6        24         -      24
L-1011-200                19.0         1         -       1
L-1011-250                14.7         6         -       6
L-1011-500                16.4        17         -      17
MD-11                      3.7         7         7      14
MD-88                      7.0        63        57     120
MD-90                      1.6        16         -      16
----------------------------------------------------------
Total                     11.8       337       216     553
                                     =====================


AIRCRAFT DELIVERY SCHEDULES
Aircraft on Firm Order at June 30, 1997 (excludes new Boeing understanding)

                       Delivery in Year Ending June 30:
                    ----------------------------------------
                                                After
Orders              1998   1999   2000   2001   2001   Total
------------------------------------------------------------
B-757-200             -      -      1      3      -      4
B-767-300             -      2      -      -      -      2
B-767-300ER           9      -      -      -      -      9
MD-11                 1      -      -      -      -      1
MD-90                 -      5      5      3      2     15
----------------------------------------------------------
Total                10      7      6      6      2     31
==========================================================




Aircraft on Firm Order Pursuant to New Boeing Understanding

                       Delivery in Year Ending June 30:
                     --------------------------------------
                                                After
Orders*             1998   1999   2000   2001   2001   Total
------------------------------------------------------------
B-737-600/700/800     -      7      -      -     63      70
B-757-200             -      5      -      -      -       5
B-767-300ER           1      9      -      -      -      10
B-767-400             -      -      2     19      -      21
-----------------------------------------------------------
Total                 1     21      2     19     63     106
===========================================================

 *Subject to definitive purchase agreements.


definitive purchase agreements with Boeing. See Note 9 of Notes to Consolidated Financial Statements.

     In conjunction with the understanding, Delta announced a 20-year aircraft acquisition plan. This long-range plan supports Delta's goals for fleet replacement and rationalization and creates the opportunity for disciplined internal growth. Furthermore, it helps ensure the Company is ready with the right aircraft at the right time and at the right price to build on Delta's market strengths - even if the competitive landscape changes in unanticipated ways.

     The Company's understanding with Boeing includes long-term price controls and risk sharing and gives Delta flexibility to adjust to changing circumstances. Subject to certain conditions, the Company will have the flexibility to adjust scheduled aircraft deliveries as well as to substitute between aircraft models and aircraft types. Delta's long-term plan is to simplify its fleet by reducing aircraft family types from six to three, while replacing older aircraft types with newer Boeing 767 and 737 aircraft over several years. The increased efficiencies are expected to result in significant long-term cost savings in areas such as maintenance, spare parts inventories, scheduling and training.

     Structured to focus on shareholder value, the plan is intended to maintain Delta's ability to pay for the aircraft with internally generated funds, while enabling the Company to continue to make progress toward achieving financial goals for operating margin, return on investment and a return to investment grade status.

     The majority of the aircraft under firm order in Delta's fleet plan will be used to replace older aircraft, primarily the L-1011 and B-727 aircraft. As previously announced, the Company plans to remove all L-1011 aircraft from transatlantic service by the end of fiscal 1998 and retire all L-1011 aircraft from the fleet within the next several years. The L-1011 aircraft will be replaced primarily with Boeing 767 aircraft. The B-727 aircraft eventually will be retired and replaced primarily with new generation Boeing 737 aircraft.

     In addition to new aircraft deliveries in fiscal 1997, Delta announced its intent to acquire six B-767-300ER aircraft from another carrier. The Company took delivery of five of the aircraft during fiscal 1997, and the remaining aircraft was delivered during early fiscal 1998. Including these deliveries, Delta accepted delivery of 21 aircraft during fiscal 1997, comprising five B-757-200 aircraft, ten B-767-300ER aircraft, four MD-90 aircraft and two MD-11 aircraft.

     With fleet refinement actions taken during the fiscal year and the recently announced long-term fleet plan, Delta continues to make progress toward its goals of improved operational flexibility, management of capital spending and simplification of the Company's aircraft fleet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DELTA AIR LINES, INC.

RESULTS OF OPERATIONS -
FISCAL 1997 COMPARED WITH FISCAL 1996

For fiscal 1997, Delta recorded net income of $854 million ($11.30 primary and $11.01 fully diluted income per common share) and operating income of $1.5 billion. In fiscal 1996, Delta recorded net income of $156 million ($1.42 primary and fully diluted income per common share), and operating income of $463 million.

FINANCIAL RESULTS SUMMARY

(In Millions, Except
Share Amounts)                   1997        1996   Change
----------------------------------------------------------
Operating Revenues           $13,590     $12,455     +9%
Operating Expenses            12,060      11,992     +1
----------------------------------------------------------
Operating Income               1,530         463      *
Other Expense, Net               115         187    -39
----------------------------------------------------------
Income Before Income Taxes     1,415         276      *
Income Taxes Provided, Net       561         120      *
----------------------------------------------------------
Net Income                       854         156      *
Preferred Stock Dividends          9          82    -89
----------------------------------------------------------
Net Income Available to
  Common Shareholders        $   845     $    74      *
==========================================================
Primary Income Per
  Common Share:              $ 11.30     $  1.42      *
==========================================================
Fully Diluted Income
  Per Common Share:          $ 11.01     $  1.42      *
==========================================================
Number of Shares Used to
  Compute Income Per
  Common Share:
   Primary                  74,786,517  52,101,152  N/A
   Fully Diluted            77,087,619  52,101,152  N/A


* Exceeds 100%


     Fiscal 1997 results include pretax restructuring and other non-recurring charges totaling $52 million ($32 million after-tax or $0.42 primary and $0.41 fully diluted income per common share) related to the realignment of the Company's transatlantic and European operations. Fiscal 1996 results include pretax restructuring and other non-recurring charges totaling $829 million ($506 million after-tax or $9.71 per common share) related to the write-down of Delta's L-1011 fleet and the continuation of the Company's Leadership 7.5 cost reduction program. See Note 16 of Notes to Consolidated Financial Statements.

     Excluding the restructuring and other non-recurring charges in fiscal 1997 and 1996, net income for fiscal 1997 totaled $886 million ($11.72 primary and $11.42 fully diluted income per common share) and operating income was $1.6 billion, compared to net income of $662 million ($11.13 primary and $8.49 fully diluted income per common share) and operating income of $1.3 billion in fiscal 1996.

OPERATING REVENUE DETAIL

(In Millions)                 1997        1996      Change
----------------------------------------------------------
Passenger                    $12,505    $11,616     + 8%
Cargo                            554        521     + 6
Other, Net                       531        318     +67
----------------------------------------------------------
     Total                   $13,590    $12,455     + 9%
==========================================================

     Operating revenues for fiscal 1997 were $13.6 billion, up 9% from $12.5 billion in fiscal 1996. Passenger revenue increased 8%, reflecting a 10% increase in revenue passenger miles, partially offset by a 2% decline in passenger mile yield. Domestic load factor increased four points to 70%, as domestic revenue passenger miles and domestic capacity rose 13% and 6%, respectively. The increase in domestic passenger traffic is due to the Company's realignment of its domestic route system on December 1, 1995, which increased the Company's operations at its Atlanta and Cincinnati hubs; improved asset utilization; reduced operations by a low-cost, low-fare competitor; and favorable economic conditions. Domestic passenger mile yield decreased 3%, reflecting the Company's use of more competitive pricing strategies; the continued presence of low-cost, low-fare carriers in domestic markets served by Delta; and the March 7, 1997 reimposition of the U.S. transportation excise tax. International load factor increased three points to 76%, as international revenue passenger miles increased 3%, while operating capacity decreased 1%. The increase in international traffic is primarily due to improved asset utilization and favorable economic conditions, while the decline in international capacity is mainly due to the cancellation of service on certain international routes. The international passenger mile yield decreased 2%, due to the Company's use of more competitive pricing strategies.

     Cargo revenues in fiscal 1997 increased 6% to $554 million. Cargo ton miles increased 12%, while the cargo ton mile yield declined 5%, primarily due to the Company's utilization of more competitive pricing strategies and an increase in the average stage length related to freight shipments.

     All other revenues were up 67% to $531 million, mainly due to the expansion of joint marketing programs associated with the Company's SkyMiles(R) frequent flyer program and improved results from code-share arrangements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

REVENUE-RELATED STATISTICS

                              1997               1996               Change
--------------------------------------------------------------------------
Revenue Passengers
  Enplaned (Thousands)       101,147            91,341               +  11%
Revenue Passenger
  Miles (Millions)            97,758            88,673               +  10%
Passenger Load Factor           71.4%             67.8%              + 3.6 pts.
Passenger Mile Yield           12.79(cent)       13.10(cent)         -   2%
Cargo Ton Miles (Millions)     1,532             1,368               +  12%
Cargo Ton Mile Yield           36.14(cent)       38.08(cent)         -   5%
Operating Revenue Per
  Available Seat Mile           9.93(cent)        9.53(cent)         +   4%

     Operating expenses in fiscal 1997 totaled $12.1 billion, up 1% from $12.0 billion in fiscal 1996. Operating capacity increased 5% to 136.8 billion available seat miles, and operating cost per available seat mile decreased 4% to 8.81(cent). Excluding restructuring and other non-recurring charges in fiscal 1997 and 1996, operating expenses were up 8%, and operating cost per available seat mile increased 3%. The increase in operating expenses is primarily due to higher salaries and related costs, aircraft fuel expense and certain traffic-related costs.

OPERATING EXPENSE DETAIL

(In Millions)                     1997          1996             Change
-----------------------------------------------------------------------
Salaries and Related Costs     $ 4,444       $ 4,206               + 6%
Aircraft Fuel                    1,723         1,464               +18
Passenger Commissions            1,016         1,042               - 2
Contracted Services                751           704               + 7
Depreciation and Amortization      710           634               +12
Other Selling Expenses             677           594               +14
Aircraft Rent                      547           555               - 1
Aircraft Maintenance Materials
  and Outside Repairs              434           376               +15
Passenger Service                  389           368               + 6
Facilities and Other Rent          386           379               + 2
Landing Fees                       256           248               + 3
Restructuring and Other
  Non-Recurring Charges             52           829                 *
Other Operating                    675           593               +14
----------------------------------------------------------------------
Total                          $12,060       $11,992               + 1%
----------------------------------------------------------------------

* Exceeds 100%


     Salaries and related costs increased 6%, primarily due to a 5% increase in full-time equivalent employees to handle higher passenger traffic and improve customer service, as well as higher costs associated with certain employee compensation plans. Aircraft fuel expense increased 18%, as the average fuel price per gallon rose 13% to 66.28(cent), and fuel gallons consumed increased 4%. Passenger commissions expense decreased 2%, reflecting lower expenses for certain travel agent incentive programs which were partially offset by higher commission costs associated with increased passenger traffic. Contracted services expense rose 7%, the result of increased outsourcing of certain airport functions and higher information technology costs. Depreciation and amortization expense increased 12%, due to the acquisition of 12 new aircraft and 18 used aircraft, including the purchase of nine B-727-200 aircraft which the Company had previously been operating under operating leases, additional ground equipment acquisitions and the amortization of software development costs. Other selling expenses increased 14%, due to higher booking fee payments to computer reservation system providers related to higher passenger traffic, higher credit card processing charges and increased advertising costs. Aircraft maintenance materials and outside repairs expense increased 15%, reflecting higher usage of airframe and engine materials related to increased scheduled maintenance visits and non-recurring credits received from certain engine and brake manufacturers in fiscal 1996. Passenger service expense increased 6% due to increased passenger traffic. Other operating expenses increased 14%, due to higher insurance expense, higher frequent flyer expense related to the expansion of the Company's joint marketing programs, increased usage of miscellaneous supplies and higher fuel taxes resulting from the October 1, 1995 expiration of the exemption from the 4.3 cents per gallon federal tax on commercial aviation jet fuel used in domestic operations, partially offset by increased services provided to outside parties.






Operating Statistics
                                       1997             1996         Change
--------------------------------------------------------------------------------
Available Seat Miles (Millions)     136,821          130,751          +  5%
Available Ton Miles (Millions)       18,984           18,084          +  5%
Fuel Gallons
  Consumed (Millions)                 2,599            2,500          +  4%
Average Fuel Price Per Gallon         66.28(cent)      58.53(cent)    + 13%
Breakeven Passenger Load Factor:
  Including Restructuring and
   Other Non-Recurring Charges         62.7%            65.1%         -2.4 pts.
  Excluding Restructuring and
   Other Non-Recurring Charges         62.4%            60.3%         +2.1 pts.
Operating Cost Per
  Available Seat Mile:
   Including Restructuring and
     Other Non-Recurring Charges       8.81(cent)       9.17(cent)   -   4%
   Excluding Restructuring and
     Other Non-Recurring Charges       8.78(cent)       8.54(cent)   +   3%
------------------------------------------------------------------------------

     Nonoperating expense for fiscal 1997 totaled $115 million, compared to $187 million in fiscal 1996. Interest expense decreased 23%, due to a lower average level of debt outstanding. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities increased 24%, primarily resulting from a higher average balance of outstanding advance payments for equipment. Interest income declined 29% to $61 million, due to a lower average level of short-term investments and a slight decline in interest rates during fiscal 1997. Miscellaneous expense, net decreased 93% to $2 million due to increased income from associated companies and reduced voluntary debt retirement and foreign exchange losses, partially offset by Delta's $20 million payment to settle certain class action antitrust lawsuits filed by travel agents.

RESULTS OF OPERATIONS -
FISCAL 1996 COMPARED WITH FISCAL 1995

For fiscal 1996, Delta recorded net income of $156 million ($1.42 primary and fully diluted income per common share) and operating income of $463 million. In fiscal 1995, Delta recorded net income of $408 million ($6.32 primary and $5.43 fully diluted income per common share) and operating income of $661 million.

     Fiscal 1996 results include pretax restructuring and other non-recurring charges totaling $829 million ($506 million after-tax or $9.71 per common share) as discussed above. See Note 16 of Notes to Consolidated Financial Statements. Fiscal 1995 results include a one-time $114 million after-tax benefit ($2.25 primary and $1.42 fully diluted benefit per common share) related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). See Note 10 of Notes to Consolidated Financial Statements.

     Excluding the restructuring and other non-recurring charges in fiscal 1996 and the cumulative effect of the adoption of SFAS 112 in fiscal 1995, net income for fiscal 1996 totaled $662 million ($11.13 primary and $8.49 fully diluted income per common share) and operating income was $1.3 billion, compared to net income of $294 million ($4.07 primary and $4.01 fully diluted income per common share) and operating income of $661 million in fiscal 1995.

     The improvement in financial results for fiscal 1996 (excluding restructuring and other non-recurring charges) as compared to fiscal 1995 primarily reflects cost reductions in most operating expense categories under the Company's Leadership 7.5 program. These reductions resulted in a $370 million, or 3%, decline in operating expenses, excluding restructuring and other non-recurring charges in fiscal 1996.

     Operating revenues for fiscal 1996 were $12.5 billion, up 2% from $12.2 billion in fiscal 1995. Passenger revenue increased $297 million, or 3%, due to increased traffic stimulated by competitive pricing actions, the expiration of the U.S. transportation excise tax and general improvements in economies worldwide. The passenger mile yield was virtually unchanged. Domestic load factor increased two points to 66%, as domestic revenue passenger miles and domestic capacity rose 6% and 3%, respectively. The domestic passenger mile yield decreased 1%, the result of discount fare promotions and the continued presence of low-cost, low-fare carriers in markets served by Delta. International load factor increased one point to 73%, as international revenue passenger miles decreased 7% while operating capacity decreased 8%. The decline in international capacity is mainly due to the cancellation of service on certain international routes. The international passenger mile yield increased 2%, primarily due to higher average fare levels in certain international markets.

     Cargo revenues in fiscal 1996 decreased 8% to $521 million, the result of a 9% decline in cargo ton miles, partially offset by a 1% increase in the ton mile yield. The decrease in cargo ton miles was primarily due to the cancellation of service on certain international routes and the resulting decrease in the average cargo trip length. All other revenues were up 3% to $318 million, mainly due to increased revenues from joint marketing programs associated with the Company's SkyMiles(R) frequent flyer program.

     Operating expenses in fiscal 1996 totaled $12.0 billion, up 4% from $11.5 billion in fiscal 1995. Operating capacity increased less than 1% to 130.8 billion available seat miles, and operating cost per available seat mile increased 4% to 9.17(cent). Excluding restructuring and other non-recurring charges in fiscal 1996, operating expenses were down 3%, and operating cost per available seat mile decreased 3%.

     Nonoperating expense for fiscal 1996 totaled $187 million, compared to $167 million in fiscal 1995. Interest expense decreased 8%, primarily due to a lower average level of outstanding debt, partially offset by an increase in interest related to the extension and reclassification of 40 B-737-200 aircraft leases. Interest capitalized on funds advanced for the purchase of flight equipment and construction of facilities decreased 13%, primarily resulting from a lower average balance of outstanding advance payments for equipment. Interest income declined 9% to $86 million, primarily due to a lower average level of short-term investments and lower interest rates during the year. Miscellaneous expense, net rose to $30 million for fiscal 1996 compared to less than $1 million for fiscal

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

1995 primarily due to costs associated with the repurchase and retirement of long-term debt and foreign exchange losses.

CAPITALIZATION, FINANCING AND LIQUIDITY - FISCAL YEAR 1997

Cash and cash equivalents and short-term investments totaled $1.2 billion at June 30, 1997, compared to $1.7 billion at June 30, 1996. The principal source of funds during fiscal 1997 was $2.0 billion of cash from operations.

     During fiscal 1997, Delta invested $1.6 billion in flight equipment and $350 million in ground property and equipment. The Company also made payments of $196 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $88 million principal amount of long-term debt. The Company also paid $379 million to repurchase 5,378,700 common shares under its Common Stock repurchase program discussed in the Other Matters section below. In addition, the Company paid cash dividends of $29 million on its Series B ESOP Convertible Preferred Stock and $15 million on its Common Stock. The Company may repurchase additional long-term debt and Common Stock from time to time.

     As of June 30, 1997, the Company had negative working capital of $1.2 billion, compared to negative working capital of $356 million at June 30, 1996. A negative working capital position is normal for Delta and does not indicate a lack of liquidity. The Company expects to meet its current obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financing and proceeds from sale and leaseback transactions. At August 15, 1997, the Company had $1.25 billion of credit available under its 1997 Bank Credit Agreement, subject to compliance with certain conditions. See Note 7 of Notes to Consolidated Financial Statements.

     Long-term debt and capital lease obligations, including current maturities, totaled $2.1 billion at June 30, 1997, compared to $2.3 billion at June 30, 1996. Shareholders' equity was $3.0 billion at June 30, 1997, compared to $2.5 billion at June 30, 1996. The Company's debt-to-equity position, including current maturities, was 41% debt and 59% equity at June 30, 1997, compared to 47% debt and 53% equity at June 30, 1996.

     At August 15, 1997, there was outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta. The Series C ESOP Notes currently have the benefit of a credit enhancement in the form of a letter of credit in the amount of $450 million under Delta's credit agreement with a group of banks. Delta is required to purchase the Series C ESOP Notes in certain circumstances. See Note 7 of Notes to Consolidated Financial Statements.

FISCAL YEAR 1996

In fiscal 1996, the principal sources of funds were $1.4 billion of cash from operations, $35 million from the issuance of Common Stock, and $26 million from the sale of flight equipment. During fiscal 1996, Delta invested $639 million in flight equipment and $297 million in ground property and equipment. The Company also made payments of $440 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $224 million principal amount of long-term debt. The Company paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock. In addition, Delta paid $66 million to repurchase 821,300 common shares under its Common Stock repurchase program.

FISCAL YEAR 1995

In fiscal 1995, the principal sources of funds were $1.1 billion of cash from operations; $139 million from the repayment to Delta of certain debtor-in-possession financing (including $24 million recorded in cash from operations representing accrued interest, net of the settlement of certain other claims); and $137 million from the sale of flight equipment. During fiscal 1995, Delta invested $458 million in flight equipment and $168 million in ground property and equipment. The Company also made payments of $572 million on long-term debt and capital lease obligations, including Delta's voluntary repurchase and retirement of $534 million principal amount of long-term debt. In addition, the Company paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock, and $10 million on its Common Stock.

COMMITMENTS

Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1997 are estimated to be $1.6 billion.

     In March 1997, Delta and The Boeing Company (Boeing) reached an understanding which provides for Delta placing orders to purchase, and obtaining options and rolling options to purchase, certain aircraft. This understanding, which would also accelerate the delivery dates for certain of Delta's existing orders, terminate all of Delta's existing options and cancel

Delta's remaining MD-90 orders, is subject to certain conditions, including the negotiation of mutually acceptable definitive purchase agreements between Delta and Boeing.

     Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1997 (as modified by the accelerated delivery dates for, and the cancellation of, certain of these orders as provided for under Delta's understanding with Boeing), and the aircraft orders provided for under Delta's understanding with Boeing, are estimated to be $5.9 billion.

     The Company expects to finance its commitments using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. The Company also has certain commitments related to its code-sharing arrangements. See Notes 8 and 9 of Notes to Consolidated Financial Statements for additional information on the Company's commitments.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company's results of operations are significantly impacted by the price of jet fuel. Based on the Company's jet fuel consumption for fiscal 1997, a one-cent change in the average annual price per gallon of jet fuel will impact Delta's aircraft fuel expense by approximately $26 million. The following table shows Delta's jet fuel consumption and costs for fiscal 1997, 1996 and 1995.

                 Gallons      Aircraft Fuel
                Consumed         Expense        Average Price
  Year        (In Millions)   (In Millions)      Per Gallon
----------------------------------------------------------------
 1997             2,599          $1,723          66.28(cent)
 1996             2,500           1,464          58.53(cent)
 1995             2,533           1,370          54.09(cent)

     During fiscal 1996, Delta initiated a fuel hedging program under which the Company may enter into certain contracts with counterparties, not to exceed one year in duration, to manage the Company's exposure to jet fuel price volatility. Gains and losses resulting from fuel hedging transactions are recognized as a component of fuel expense when the underlying fuel being hedged is used. Gains resulting from the fuel hedging program for fiscal 1997 and 1996 were immaterial to Delta's total aircraft fuel expense. See Note 4 of Notes to Consolidated Financial Statements.

     Delta's equity investments in Singapore Airlines and Swissair are considered "available for sale" for accounting purposes, and any unrealized gain or loss is deferred as a component of shareholders' equity. See Note 2 of Notes to Consolidated Financial Statements. The following table summarizes the cost basis and fair value of these investments at June 30, 1997, together with the high, low and average fair values (in millions) of each investment based on valuations performed at each month end during the past three fiscal years.


                                                Fiscal 1995 Through 1997
                                                    Fair Value Data
            Historical  Fair Value at           ------------------------
Investee    Cost Basis  June 30, 1997              High   Low   Average
------------------------------------------------------------------------
Singapore      $181         $315                   $373  $282    $333
Swissair         85          117                    117    58      82
------------------------------------------------------------------------
Total          $266         $432
================================

OTHER MATTERS
CHANGE IN MANAGEMENT

Effective July 31, 1997, Ronald W. Allen retired as the Company's Chairman of the Board, President and Chief Executive Officer, and resigned from the Board of Directors.

     Effective August 14, 1997, the Board of Directors (Board) elected Leo F. Mullin as the Company's President and Chief Executive Officer and a member of the Board. Mr. Mullin comes to Delta from Unicom Corporation and Commonwealth Edison Company, where he most recently served as Vice Chairman. The Board also elected Gerald Grinstein, a current member of the Board and former Chairman of Burlington Northern Santa Fe Corporation and Western Air Lines, Inc., as Non-Executive Chairman of the Board; Maurice W. Worth, a Delta veteran of 36 years, as Chief Operating Officer; and Mary Johnston Evans, who had been serving as Non-Executive Acting Chairman of the Board since Mr. Allen's resignation, as Chairman of the Executive Committee of the Board.

DEFERRED TAX ASSETS

At June 30, 1997, Delta had net cumulative deferred tax assets of $516 million, which consisted of $2.133 billion of deferred tax assets, offset by $1.617 billion of deferred tax liabilities. Included in the deferred tax assets are, among other items, $741 million related to obligations for postretirement benefits and $216 million related to alternative minimum tax (AMT) credit carryforwards. The AMT credit carryforwards do not expire.

     Management believes that a significant portion of the deferred tax assets will be realized through reversals of existing taxable temporary differences with similar reversal patterns. To realize the benefits of the remaining deferred tax assets,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

excluding AMT credits, Delta needs to generate approximately $800 million in future taxable income.

     Following is a summary of Delta's pretax book income and taxable income for the last three fiscal years, prior to net operating loss carrybacks:

(In Millions)                 1997         1996       1995
----------------------------------------------------------
Pretax Book Income            $1,415       $276       $494
Taxable Income                $1,246       $635       $282

     Delta's ability to generate sufficient future taxable income to fully utilize its existing deferred tax assets is dependent upon various factors, many of which are beyond management's control. Accordingly, there can be no assurance that Delta will meet its expectations of future taxable income. However, based on Delta's earnings history, expectations of future taxable income, the extended period over which postretirement benefits will be recognized, and the fact that AMT credits do not expire, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1997. See
Note 6 of Notes to Consolidated Financial Statements.

BROAD-BASED STOCK OPTION PLANS

During fiscal 1997, the Company's shareholders approved two plans providing for the issuance of non-qualified stock options to substantially all of Delta's non-officer personnel in their individual capacity to purchase a total of 24.7 million shares of Common Stock. The plans provide for grants in three equal annual installments at an exercise price equal to the opening price of the Common Stock on the New York Stock Exchange on the grant date. On October 30, 1996, Delta granted eligible personnel non-qualified stock options to purchase a total of 8.2 million shares of Common Stock at an exercise price of $69 per share. The second and third grant dates under the plans are scheduled to occur on October 30, 1997 and 1998, respectively. For additional information, see
Note 14 of Notes to Consolidated Financial Statements.

STOCK REPURCHASE AUTHORIZATION

Delta's Board of Directors has authorized the Company to repurchase up to 24.7 million shares of Common Stock and Common Stock equivalents. Under this authorization, the Company may repurchase up to 6.2 million of these shares before October 30, 1997 -- the date the initial stock option grants under the broad-based stock option plans become exercisable -- and repurchase the remaining shares as Delta personnel exercise their stock options under these plans. Repurchases are subject to market conditions and may be made on the open market or in privately negotiated transactions. Through June 30, 1997, the Company repurchased 6.2 million shares of Common Stock for $445 million under this authorization. For additional information, see Note 15 of Notes to Consolidated Financial Statements.

COMPENSATION AND BENEFITS ENHANCEMENT

The Company has announced compensation and benefit enhancements for its non-contract domestic employees, effective July 1, 1997. These changes are expected to increase Delta's salary and related expense by approximately $180 million in fiscal 1998. This estimate is a forward-looking statement that involves a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. See Forward-Looking Information below.

YEAR 2000 COMPUTER ISSUE

Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00." This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken.

     The Company utilizes software and related computer technologies essential to its operations that will be affected by the Year 2000 issue. Delta is studying what actions will be necessary to make its computer systems Year 2000 compliant. The expense associated with these actions cannot presently be determined, but could be material.

COMPETITIVE ENVIRONMENT

Delta expects that low-fare competition is likely to continue in domestic and international markets. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve the passenger mile yield, Delta's operating results will be adversely affected.

TRANSPORTATION EXCISE TAXES

Effective October 1, 1997, the Taxpayer Relief Act imposes certain new taxes and modifies certain existing taxes on the aviation industry. Among other things, the new law (1) imposes a new $1 per passenger per domestic flight segment tax, which increases in stages to $3 by January 1, 2002 and is indexed to changes in the Consumer Price Index beginning January 1, 2003; (2) increases the existing $6 per passenger international departure tax to $12 per passenger (which is indexed to changes in the Consumer Price Index beginning January 1, 1999) for each international arrival and departure;

(3) imposes a new 7.5% tax on payments to air carriers for frequent flyer miles; and (4) reduces the passenger ticket tax on domestic air transportation from the current 10% to 9%, which declines to 7.5% by October 1, 1999. The impact of these modifications on Delta cannot presently be determined.

ENVIRONMENTAL AND LEGAL CONTINGENCIES

The Company is a defendant in certain legal actions relating to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning the Company's business. Although the ultimate outcome of these matters cannot be predicted with certainty and could have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity, management presently believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial condition, results of operations or liquidity. For additional information, see Note 12 of Notes to Consolidated Financial Statements.

REALIGNMENT OF DELTA'S TRANSATLANTIC
AND EUROPEAN OPERATIONS

During fiscal 1997, the Company implemented a series of actions to strengthen its transatlantic and European operations. These actions included increasing the Company's operations at New York-Kennedy International Airport and decreasing its operations at Frankfurt, Germany. The Company recorded pretax restructuring and other non-recurring charges of $52 million during the March 1997 quarter related to this realignment. See Note 16 of Notes to Consolidated Financial Statements. Delta expects these actions will improve its system operating income by approximately $62 million a year. The projected improvement in system operating income is a forward-looking statement that involves a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. See Forward-Looking Information below.

FORWARD-LOOKING INFORMATION

Delta and its representatives may make forward-looking statements about the Company and its business from time to time, either orally or in writing. These forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. It is not possible to list all of the many factors and events that could cause the actual results to differ materially from the projected results. Such factors and events may include, but are not limited to, (1) competitive factors such as the airline pricing environment and the capacity decisions of other airlines; (2) general economic conditions; (3) changes in jet fuel prices; (4) fluctuations in foreign currency exchange rates; (5) actions by the United States and foreign governments; and (6) the willingness of customers to travel.

NEW ACCOUNTING STANDARDS

Effective July 1, 1996, Delta adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 encourages, but does not require, the use of a fair value based method of accounting for stock-based compensation plans under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Delta has elected to continue to measure compensation expense for stock-based compensation plans as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies that continue to apply APB 25 are required to include in the notes to financial statements pro forma disclosure of net income and income per share as if the fair value method prescribed under SFAS 123 had been applied. See Note 14 of Notes to Consolidated Financial Statements.

     In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128), which establishes new standards for computing and presenting income per share data. SFAS 128, which is effective for financial statements issued for periods ending after December 15, 1997, requires restatement of all prior-period income per share data presented. The adoption of SFAS 128 is not expected to have a material impact on the Company's income per share data.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for displaying comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

     Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 is effective for fiscal years beginning after December 15, 1997.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1997 AND 1996
DELTA AIR LINES, INC.

Assets                                                                            1997      1996
------------------------------------------------------------------------------------------------
(In Millions)
CURRENT ASSETS:
   Cash and cash equivalents                                                   $   662   $ 1,145
   Short-term investments                                                          508       507
   Accounts receivable, net of allowance for uncollectible accounts of
     $48 at June 30, 1997 and $44 at June 30, 1996                                 943       968
   Deferred income taxes                                                           413       352
   Prepaid expenses and other                                                      341       310
------------------------------------------------------------------------------------------------
       Total current assets                                                      2,867     3,282
------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
   Flight equipment                                                              9,619     8,202
     Less: Accumulated depreciation                                              3,510     3,235
------------------------------------------------------------------------------------------------
                                                                                 6,109     4,967
------------------------------------------------------------------------------------------------

   Flight equipment under capital leases                                           523       515
     Less: Accumulated amortization                                                176       127
------------------------------------------------------------------------------------------------
                                                                                   347       388
------------------------------------------------------------------------------------------------

   Ground property and equipment                                                 3,032     2,697
     Less: Accumulated depreciation                                              1,758     1,532
------------------------------------------------------------------------------------------------
                                                                                 1,274     1,165
------------------------------------------------------------------------------------------------

   Advance payments for equipment                                                  312       275
------------------------------------------------------------------------------------------------
       Total property and equipment                                              8,042     6,795
------------------------------------------------------------------------------------------------

OTHER ASSETS:
   Marketable equity securities                                                    432       473
   Deferred income taxes                                                           103       415
   Investments in associated companies                                             317       266
   Cost in excess of net assets acquired, net of accumulated amortization of
     $92 at June 30, 1997 and $84 at June 30, 1996                                 257       265
   Leasehold and operating rights, net of accumulated amortization of
     $199 at June 30, 1997 and $183 at June 30, 1996                               134       140
   Other                                                                           589       590
------------------------------------------------------------------------------------------------
       Total other assets                                                        1,832     2,149
------------------------------------------------------------------------------------------------
Total assets                                                                   $12,741   $12,226
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                1997            1996
------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Share Data)
CURRENT LIABILITIES:
   Current maturities of long-term debt                                                         $    236       $      40
   Current obligations under capital leases                                                           62              58
   Accounts payable and miscellaneous accrued liabilities                                          1,691           1,540
   Air traffic liability                                                                           1,418           1,414
   Accrued rent                                                                                      213             201
   Accrued salaries and vacation pay                                                                 463             385
------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                   4,083           3,638
------------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
   Long-term debt                                                                                  1,475           1,799
   Postretirement benefits                                                                         1,839           1,796
   Accrued rent                                                                                      602             616
   Capital leases                                                                                    322             376
   Other                                                                                             406             425
------------------------------------------------------------------------------------------------------------------------
       Total noncurrent liabilities                                                                4,644           5,012
------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
   Deferred gain on sale and leaseback transactions                                                  746             802
   Manufacturers' and other credits                                                                  105              96
------------------------------------------------------------------------------------------------------------------------
                                                                                                     851             898
------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 7, 8, 9 AND 12)

EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
   Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated
     and liquidation value; issued and outstanding 6,668,248 shares at June 30,
     1997 and 6,738,740 shares at June 30, 1996                                                      480             485
   Unearned compensation under employee stock ownership plan                                        (324)           (347)
------------------------------------------------------------------------------------------------------------------------
                                                                                                     156             138
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
   Series C Convertible Preferred Stock, $1.00 par value, $50,000 liquidation
     preference; issued and outstanding 13,978 shares at June 30, 1996                                 -               -
   Common Stock, $3.00 par value; authorized 150,000,000 shares; issued
     83,645,047 shares at June 30, 1997 and 72,265,994 shares at June 30, 1996                       251             217
   Additional paid-in capital                                                                      2,645           2,627
   Retained earnings (accumulated deficit)                                                           711            (119)
   Net unrealized gain on noncurrent marketable equity securities                                    101             126
   Treasury stock at cost, 9,949,060 shares at June 30, 1997 and
     4,487,888 shares at June 30, 1996                                                              (701)           (311)
------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                                  3,007           2,540
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                      $ 12,741       $  12,226
========================================================================================================================


The accompanying notes are an integral part of these Consolidated Balance
Sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

(In Millions, Except Per Share Data)                                                1997            1996            1995
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
   Passenger                                                                     $12,505         $11,616         $11,319
   Cargo                                                                             554             521             565
   Other, net                                                                        531             318             310
------------------------------------------------------------------------------------------------------------------------
         Total operating revenues                                                 13,590          12,455          12,194
------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Salaries and related costs                                                      4,444           4,206           4,354
   Aircraft fuel                                                                   1,723           1,464           1,370
   Passenger commissions                                                           1,016           1,042           1,195
   Contracted services                                                               751             704             556
   Depreciation and amortization                                                     710             634             622
   Other selling expenses                                                            677             594             618
   Aircraft rent                                                                     547             555             671
   Aircraft maintenance materials and outside repairs                                434             376             430
   Passenger service                                                                 389             368             443
   Facilities and other rent                                                         386             379             436
   Landing fees                                                                      256             248             266
   Restructuring and other non-recurring charges                                      52             829               -
   Other                                                                             675             593             572
------------------------------------------------------------------------------------------------------------------------
         Total operating expenses                                                 12,060          11,992          11,533
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                   1,530             463             661
OTHER INCOME (EXPENSE):
   Interest expense                                                                 (207)           (269)           (292)
   Interest capitalized                                                               33              26              30
   Interest income                                                                    61              86              95
   Miscellaneous expense, net                                                         (2)            (30)              -
------------------------------------------------------------------------------------------------------------------------
                                                                                    (115)           (187)           (167)
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE              1,415             276             494
INCOME TAXES PROVIDED, NET                                                          (561)           (120)           (200)
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                 854             156             294
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX                                     -               -             114
------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                           854             156             408
PREFERRED STOCK DIVIDENDS                                                             (9)            (82)            (88)
------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                                      $   845         $    74         $   320
========================================================================================================================
PRIMARY INCOME PER COMMON SHARE:
   Before cumulative effect of accounting change                                 $ 11.30         $  1.42         $  4.07
   Cumulative effect of accounting change                                              -               -            2.25
------------------------------------------------------------------------------------------------------------------------
                                                                                 $ 11.30         $  1.42         $  6.32
========================================================================================================================
Fully Diluted Income Per Common Share:
   Before cumulative effect of accounting change                                 $ 11.01         $  1.42         $  4.01
   Cumulative effect of accounting change                                              -               -            1.42
------------------------------------------------------------------------------------------------------------------------
                                                                                 $ 11.01         $  1.42         $  5.43
========================================================================================================================


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.


(In Millions)                                                                       1997            1996            1995
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                     $  854          $  156          $  408
   Adjustments to reconcile net income to cash provided by operating activities:
     Cumulative effect of accounting change                                            -               -            (114)
     Restructuring and other non-recurring charges                                    52             829               -
     Depreciation and amortization                                                   710             634             622
     Deferred income taxes                                                           240             (57)             96
     Rental expense less than rent payments                                          (58)            (32)             (9)
     Pension, postretirement and postemployment expense in excess
       of (less than) payments                                                        92             (67)              -
   Changes in certain current assets and liabilities:
     Decrease (increase) in accounts receivable                                       25            (213)            131
     Decrease (increase) in prepaid expenses and other current assets                (31)            (47)             28
     Increase (decrease) in air traffic liability                                      4             271            (104)
     Increase (decrease) in other payables and accrued expenses                      186             (91)            (20)
   Other, net                                                                        (35)              8              76
------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                 2,039           1,391           1,114
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Property and equipment additions:
     Flight equipment, including advance payments                                 (1,598)           (639)           (458)
     Ground property and equipment                                                  (350)           (297)           (168)
   Decrease (increase) in short-term investments, net                                 (1)             22            (121)
   Proceeds from sale of flight equipment                                              8              26             137
   Debtor-in-possession loan repayment                                                 -               -             115
------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                    (1,941)           (888)           (495)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term debt and capital lease obligations                         (196)           (440)           (572)
   Cash dividends                                                                    (44)           (120)           (120)
   Issuance of Common Stock                                                           38              35               4
   Repurchase of Common Stock                                                       (379)            (66)              -
------------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                                      (581)           (591)           (688)
------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                           (483)            (88)            (69)
Cash and cash equivalents at beginning of fiscal year                              1,145           1,233           1,302
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of fiscal year                                   $  662          $1,145          $1,233
========================================================================================================================


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

                                                                                         Unrealized
                                                                   Additional  Retained  Gain (Loss)
                                                           Common    Paid-In   Earnings   on Equity  Treasury
 (In Millions, Except Share Data)                           Stock    Capital   (Deficit) Securities    Stock       Total
------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1994                                    $163     $2,013     $(490)     $  53      $(272)     $1,467
 Fiscal Year 1995:
    Net income                                                  -          -       408          -          -         408
    Dividends on Series C Convertible Preferred Stock           -          -       (80)         -          -         (80)
    Dividends on Common Stock ($0.20 per share)                 -          -       (10)         -          -         (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock allocated shares                          -          -        (8)         -          -          (8)
    Issuance of 67,612 shares of Common Stock under
      dividend reinvestment and stock purchase plan,
      stock options and Series C Preferred Stock
      conversions ($56.13 per share)                            1          3         -          -          -           4
    Transfer of 295,126 net shares of Common Stock
      from treasury under ESOP and stock incentive
      plan ($67.75 per share)                                   -          -        (4)         -         20          16
    Net unrealized gain on marketable equity securities         -          -         -         30          -          30
------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1995                                     164      2,016      (184)        83       (252)      1,827
------------------------------------------------------------------------------------------------------------------------
 Fiscal Year 1996:
    Net income                                                  -          -       156          -          -         156
    Dividends on Series C Convertible Preferred Stock           -          -       (74)         -          -         (74)
    Dividends on Common Stock ($0.20 per share)                 -          -       (10)         -          -         (10)
    Dividends on Series B ESOP Convertible
      Preferred Stock allocated shares                          -          -        (8)         -          -          (8)
    Issuance of 719,562 shares of Common Stock under
      dividend reinvestment and stock purchase plan
      and stock options ($58.15 per share)                      2         40         -          -         (5)         37
    Issuance of 6,861,377 shares of Common Stock on
      conversions of Series C Preferred Stock
      ($64.37 per share)                                       21        (21)        -          -          -           -
    Issuance of 10,147,952 shares of Common Stock on
      conversions of 3.23% Convertible
      Subordinated Notes ($61.17 per share)                    30        592         -          -          -         622
    Transfer of 176,794 net shares of Common Stock
      from treasury under ESOP and stock incentive
      plan ($67.77 per share)                                   -          -         1          -         12          13
    Repurchase of 821,300 common shares
     ($80.00 per share)                                         -          -         -          -        (66)        (66)
    Net unrealized gain on marketable equity securities
     and other                                                  -          -         -         43          -          43
------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1996                                     217      2,627      (119)       126       (311)      2,540
------------------------------------------------------------------------------------------------------------------------
 Fiscal Year 1997:
    Net income                                                  -          -       854          -          -         854
    Dividends on Common Stock ($0.20 per share)                 -          -       (15)         -          -         (15)
    Dividends on Series B ESOP Convertible
      Preferred Stock allocated shares                          -          -        (9)         -          -          (9)
    Issuance of 748,492 shares of Common Stock under
      dividend reinvestment and stock purchase plan
      and stock options ($65.22 per share)                      2         47         -          -         (7)         42
    Issuance of 10,629,465 shares of Common Stock on
      conversions of Series C Preferred Stock
      ($64.38 per share)                                       32        (32)        -          -          -           -
    Repurchase of 5,378,700 common shares ($70.53 per share)    -          -         -          -       (379)       (379)
    Net unrealized loss on marketable equity securities
      and other                                                 -          3         -        (25)        (4)        (26)
-------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1997                                    $251     $2,645     $ 711       $101      $(701)     $3,007
===========================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier providing scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. At August 15, 1997, Delta served 149 domestic cities in 42 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 41 cities in 25 foreign countries.

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Delta Air Lines, Inc. and its wholly owned subsidiaries (Delta or the Company). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

USE OF ESTIMATES - The Company follows generally accepted accounting principles
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS IN ASSOCIATED COMPANIES - The Company's investments in the following companies are accounted for under the equity method: WORLDSPAN, L.P. (WORLDSPAN), a computer reservations system partnership; ASA Holdings, Inc.
(ASA), the parent of Atlantic Southeast Airlines, Inc.; Comair Holdings, Inc. (Comair), the parent of Comair, Inc.; and SkyWest, Inc. (SkyWest), the parent of SkyWest Airlines, Inc. Atlantic Southeast Airlines, Inc., Comair, Inc., and SkyWest Airlines, Inc. are participants in the Delta Connection program. (See
Note 3.)

ACCOUNTING CHANGES - During fiscal 1997, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). (See Note 14.) During fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " (SFAS 121). (See Note 16.) During fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). (See Note 10.)

CASH AND CASH EQUIVALENTS - Investments with an original maturity of three months or less are classified as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

SHORT-TERM INVESTMENTS - Cash in excess of operating requirements is invested in short-term, highly liquid investments. These investments are classified as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), and are stated at fair value. (See Note 2.)

COST IN EXCESS OF NET ASSETS ACQUIRED - The cost in excess of net assets acquired (goodwill), which is being amortized over 40 years, is related to the Company's acquisition of Western Air Lines, Inc. in December 1986. The Company periodically reviews the value assigned to goodwill to determine whether there exists any impairment, as defined by SFAS 121. Management believes that goodwill is appropriately valued.

LEASEHOLD AND OPERATING RIGHTS - Costs assigned to the purchase of leasehold rights and landing slots are amortized over the lives of the respective leases at the associated airports. Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. The Company periodically reviews the value assigned to leasehold rights, landing slots and route authorities to determine if there exists any impairment, as defined by SFAS 121. Management believes that leasehold rights, landing slots and route authorities are appropriately valued.

DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS - Gains on the sale and leaseback of property and equipment under operating leases are deferred and amortized over the lives of the respective leases as a reduction in rent expense. Gains on the sale and leaseback of property under capital leases are credited directly to the carrying value of the related asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

MANUFACTURERS' CREDITS - In connection with the acquisition of certain aircraft and engines, the Company receives certain credits. These credits are deferred until the aircraft and engines are delivered, at which time the credits are applied on a pro rata basis as a reduction of the acquisition cost of the related flight equipment.

FREQUENT FLYER PROGRAM - The Company accrues the estimated incremental cost of providing free travel awards earned under its SkyMiles(R) frequent flyer program when free travel award levels are achieved. The accrued incremental cost is included in accounts payable and miscellaneous accrued liabilities in the Company's Consolidated Balance Sheets.

     The Company also sells mileage credits to participating partners in the SkyMiles(R) program such as hotels, car rental agencies and credit card companies. The resulting revenue is recorded as other operating revenue in the Company's Consolidated Statements of Operations during the period in which the credits are sold.

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

     Delta is a party to code-sharing agreements with certain foreign airlines. Under these agreements, the Company purchases seats from and sells seats to these airlines, with each airline separately marketing its respective seats. The revenue from Delta's sale of code-sharing seats purchased from and flown by other airlines is reported in the Company's Consolidated Statements of Operations as other operating revenue, offset by the cost of acquiring these code-sharing seats and other direct costs incurred in operating the code-sharing flights. The revenue generated from Delta's sale of code-sharing seats to other airlines is reported as passenger revenue in the Company's Consolidated Statements of Operations.

DEPRECIATION AND AMORTIZATION - Flight equipment is depreciated on a straight-line basis to residual values (5% of cost) over a 20-year period from the dates placed in service (unless earlier retirement of the aircraft is planned). Flight equipment under capital leases is amortized on a straight-line basis over the term of the respective leases, which range from 4 to 11 years. Ground property and equipment are depreciated on a straight-line basis over their estimated service lives, which range from 3 to 30 years. Due to the Company's decision to accelerate the replacement of its L-1011 fleet (see Note
16), the remaining depreciable lives of these aircraft have been adjusted.

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

INCOME PER SHARE - Primary income per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of Delta Common Stock (Common Stock) and, if dilutive, Common Stock equivalents outstanding during the year. Common Stock equivalents consist of the shares issuable upon exercise of outstanding stock options less the number of shares deemed to be repurchased under application of the treasury stock method. The weighted average number of shares of Common Stock and dilutive Common Stock equivalents outstanding used to compute primary income per common share was 74,786,517 for fiscal 1997; 52,101,152 for fiscal 1996; and
50,657,613 for fiscal 1995.

     Fully diluted income per common share is computed by dividing net income available to common shareholders (adjusted for conversion of any Convertible Preferred Stock and convertible debt instruments outstanding during the year) by the weighted average number of shares of Common Stock, Common Stock equivalents outstanding during the year (if dilutive) and Common Stock that would be issued upon the conversion of any Convertible Preferred Stock and convertible debt instruments outstanding during the year. The weighted average number of shares of Common Stock used to compute fully diluted income per common share was 77,087,619 for fiscal 1997; 52,101,152 for fiscal 1996; and 80,118,720 for fiscal 1995. (See Notes 11, 13, 14 and 15.)

FOREIGN CURRENCY TRANSLATION - Assets and liabilities denominated in foreign currencies are translated generally at exchange rates in effect at the balance sheet date, except fixed assets which are translated at exchange rates in effect when these assets are acquired. The resulting foreign exchange gains and losses are recognized as a component of miscellaneous income (expense). Revenues and expenses of foreign operations are translated at average monthly exchange rates prevailing during the year, except depreciation and amortization charges are translated at the exchange rates in effect when the related assets were acquired.

STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized for a stock option grant if the exercise price of the stock option at measurement date is equal to or greater than the fair market value of the Common Stock on the date of grant. (See Note 14.)

ADVERTISING COSTS - Advertising costs are expensed when incurred and are included as a component of other selling expense. Advertising expense for fiscal 1997, 1996 and 1995 was $121 million, $109 million and $178 million, respectively.

2. INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company's investments in Singapore Airlines Limited (Singapore Airlines) and Swissair, Swiss Air Transport Company Ltd. (Swissair), which are accounted for under the cost method, are classified as available-for-sale under SFAS 115, and are recorded at aggregate market value. At June 30, 1997 and 1996, the gross unrealized gain on the Company's investment in Singapore Airlines was $134 million and $190 million, respectively, and the gross unrealized gain on the Company's investment in Swissair was $32 million and $16 million, respectively. The $101 million and $126 million unrealized gains, net of the related deferred tax provision, on these combined investments at June 30, 1997 and 1996, respectively, are reflected in shareholders' equity. Delta's right to vote, to transfer or to acquire additional shares of the stock of Singapore Airlines and Swissair is subject to certain restrictions.

     Delta's other investments in available-for-sale securities are recorded as short-term investments in the Company's Consolidated Balance Sheets. At June 30, 1997, these investments consisted of government agency debt (23%) and corporate debt securities (77%) with average stated maturities of 4 months and 6 months, respectively.

     During fiscal 1997, 1996 and 1995, the proceeds from sales of available-for-sale securities were $610 million, $626 million and $926 million, respectively, which resulted in a realized gain of less than $1 million for fiscal 1997, and realized losses of $1 million and $4 million for fiscal 1996 and 1995, respectively. The unrealized losses on these investments were less than $1 million and were reflected in shareholders' equity at June 30, 1997 and 1996, respectively. Interest income was $27 million, $33 million and $31 million from these investments for fiscal 1997, 1996 and 1995, respectively.

3. INVESTMENTS IN ASSOCIATED COMPANIES

The Company's percentage ownership and quoted market value (where applicable) of its investment in associated companies at June 30, 1997, and equity earnings (losses) for fiscal 1997, 1996 and 1995, were as follows:

                             Quoted      Equity Earnings
               Percentage    Market         (Losses)
                                       ------------------
Investment      Ownership     Value    1997   1996   1995
---------------------------------------------------------
                         (In Millions)      (In Millions)
WORLDSPAN         38%          N/A      $23   $ (5)  $ (4)
ASA               27          $229       15     13     12
Comair            21           259       16     13      6
SkyWest           15            24        2      1      2

     WORLDSPAN provides certain computer reservations services to Delta. Delta provides certain communications, information processing and administrative services to WORLDSPAN.

     On June 26, 1996, Delta and NCR Corporation (formerly AT&T Global Information Solutions Company) announced an agreement to discontinue the TransQuest partnership. Effective July 1, 1996, the partnership ended and TransQuest, Inc. was formed as a wholly owned subsidiary of Delta. TransQuest, Inc. provides information technology services to Delta. Delta's equity losses related to its 50% ownership in the TransQuest partnership were $8 million for fiscal 1996 and $3 million for fiscal 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

4. FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK:

BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUES - The carrying amounts reported in the Company's Consolidated Balance Sheets for cash and cash equivalents and accounts receivable, net approximate fair values at June 30, 1997 and 1996. Short-term investments classified as available-for-sale are recorded at fair value in accordance with SFAS 115. (See Note 2.)

     The fair values and carrying values of long-term debt, including current maturities, at June 30, 1997 and 1996, were as follows:

(In Billions)                                1997     1996
----------------------------------------------------------
Fair value                                   $1.8     $2.0
Carrying value                                1.7      1.8

     These values are based on quoted market prices, where available, or discounted cash flow analyses. The carrying values of all other financial instruments approximate their fair values.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS: RISKS AND FAIR VALUES - FUEL PRICE RISK MANAGEMENT - Under its fuel hedging program, the Company may enter into certain contracts with counterparties, not to exceed one year in duration, to manage the Company's exposure to jet fuel price volatility. Gains and losses resulting from fuel hedging transactions are recognized as a component of fuel expense when the underlying fuel being hedged is used. Any premiums paid to enter into hedging contracts are recorded as a prepaid expense and amortized to fuel expense over the respective contract periods. At June 30, 1997, Delta had contracted for approximately 441 million gallons of its projected fiscal 1998 fuel requirements. At June 30, 1997, the fair value of option contracts used for purchases of jet fuel at fixed average prices was immaterial. The Company is exposed to fuel hedging transaction losses in the event of non-performance by counterparties, but management does not expect any counterparty to fail to meet its obligations.

FOREIGN EXCHANGE RISK MANAGEMENT - The Company has entered into certain foreign exchange forward contracts, all with maturities of less than two months, to manage risks associated with foreign currency exchange rate and interest rate volatility. The aggregate face amount of such contracts was approximately $29 million at June 30, 1997. Gains and losses resulting from foreign exchange forward contracts are recognized as a component of miscellaneous income (expense), offsetting the foreign currency gains and losses resulting from translation of the Company's assets and liabilities denominated in foreign currencies.

CREDIT RISKS - To manage credit risk associated with its fuel price risk and foreign exchange risk management programs, the Company selects counterparties based on their credit ratings, limits its exposure to any one counterparty under defined guidelines, and monitors the market position of the program and its relative market position with each counterparty.

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

5. MISCELLANEOUS EXPENSE, NET

Miscellaneous expense, net for fiscal 1997, 1996 and 1995 consisted of:

(In Millions)                       1997     1996    1995
---------------------------------------------------------
Equity earnings from
  associated companies              $ 56     $ 14    $ 13
Foreign exchange gains (losses)       (7)     (15)     12
Losses on repurchase of debt          (8)     (18)     (4)
Travel agency litigation settlement  (20)       -       -
Other                                (23)     (11)    (21)
---------------------------------------------------------
Total miscellaneous
  expense, net                      $ (2)    $(30)   $  -
=========================================================

6. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 1997 and 1996 are a result of temporary differences related to the items described below:

(In Millions)                                    1997               1996
------------------------------------------------------------------------
Deferred Tax Assets:
  Postretirement benefits                      $  741            $  724
  Alternative minimum tax credit carryforwards    216               354
  Gains on sale and leaseback transactions (net)  302               336
  Other employee benefits                         261               232
  Rent expense                                    212               202
  Spare parts repair expense                      122               114
  Tax accruals                                     56                43
  Frequent flyer expense                           48                40
  Accrued compensation expense                     67                36
  Other                                           108                98
-----------------------------------------------------------------------
     Total Deferred Tax Assets                 $2,133            $2,179
=======================================================================

Deferred Tax Liabilities:
  Depreciation and amortization                $1,239            $1,083
  Postemployment benefits                          80                82
  Marketable equity securities                     65                81
  Software development costs                       62                58
  Employee Stock Ownership Plan                    39                73
  Other                                           132                35
-----------------------------------------------------------------------
     Total Deferred Tax Liabilities            $1,617            $1,412
=======================================================================

     The alternative minimum tax credit carryforwards do not expire.

     Based on the Company's earnings history, expectations of future taxable income, the extended period over which postretirement benefits will be recognized, and the fact that AMT credits do not expire, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize the deferred tax assets which existed at June 30, 1997.

     Income taxes provided in fiscal 1997, 1996 and 1995 consisted of:

(In Millions)                      1997     1996     1995
---------------------------------------------------------
Current taxes                     $(321)    $(177)  $(104)
Deferred taxes                     (244)       54     (99)
Tax benefit of dividends on
  allocated Series B ESOP
  Convertible Preferred Stock         4         3       3
---------------------------------------------------------
Income taxes provided             $(561)    $(120)  $(200)
=========================================================

     The income tax provisions generated for fiscal 1997, 1996 and 1995 differ from amounts which would result from applying the federal statutory tax rate to pretax income, as follows:

(In Millions)                                 1997    1996   1995
-----------------------------------------------------------------
Income before income taxes                  $1,415   $ 276  $ 494
Items not deductible for tax purposes:
  Meals and entertainment                       36      36     41
  Amortization                                   9       9      9
  Other, net                                   (14)     (8)     3
-----------------------------------------------------------------
Adjusted pretax income                       1,446     313    547
Federal statutory tax rate                      35%     35%    35%
-----------------------------------------------------------------
Income tax provision at statutory rate        (506)   (110)  (191)
State and other income taxes, net
  of federal income tax provision              (55)    (10)    (9)
-----------------------------------------------------------------
Income taxes provided                       $ (561)  $(120) $(200)
=================================================================

     The Company made income tax payments, net of income tax refunds, of $336 million in fiscal 1997, $192 million in fiscal 1996 and $25 million in fiscal 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

7. LONG-TERM DEBT

At June 30, 1997 and 1996, the Company's long-term debt (including current maturities) was as follows:

(In Millions)                                                                                                       1997      1996
----------------------------------------------------------------------------------------------------------------------------------
9 7/8% Notes, unsecured, due January 1, 1998                                                                      $  207    $  220
Medium-Term Notes, Series A and B, unsecured, interest rates ranging from
  7.55% to 9.15% and with maturities ranging from 1998 to 2007                                                       157       196
9 7/8% Notes, unsecured, due May 15, 2000                                                                            142       142
8 1/2% Notes, unsecured, due March 15, 2002                                                                           71        71
8.10% Series C Guaranteed Serial ESOP Notes, unsecured, payable in installments between 2002 and 2009                290       290
Development Authority of Fulton County, unsecured loan agreement, repayable $10 million on November 1, 2007
  and $20 million on November 1, 2012. Interest ranges from 6.85% to 6.95% over the life of the loan                  30        30
10 1/8% Debentures, unsecured, due May 15, 2010                                                                      113       113
10 3/8% Debentures, unsecured, due February 1, 2011                                                                  176       176
9% Debentures, unsecured, due May 15, 2016                                                                           102       126
Development Authority of Clayton County, 7 5/8% unsecured loan agreement, repayable on January 1, 2020                45        45
9 3/4% Debentures, unsecured, due May 15, 2021                                                                       251       251
9 1/4% Debentures, unsecured, due March 15, 2022                                                                      64       116
10 3/8% Debentures, unsecured, due December 15, 2022                                                                  66        66
Other, net                                                                                                            (3)       (3)
----------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                                         1,711     1,839
Less: Current maturities                                                                                             236        40
----------------------------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                                                         $1,475    $1,799
==================================================================================================================================

     During fiscal 1997 and 1996, respectively, the Company voluntarily repurchased and retired $88 million and $224 million principal amount of its long-term debt. As a result of these transactions, the Company recognized net pretax losses of $8 million and $18 million, respectively, which are included in miscellaneous expense, net in the Company's Consolidated Statements of Operations.

     On May 2, 1997, the Company and a group of banks entered into the 1997 Bank Credit Agreement and terminated the 1995 Bank Credit Agreement. The 1997 Bank Credit Agreement provides for unsecured borrowings by the Company of up to $1.25 billion on a revolving basis until May 1, 2002. Up to $700 million of this facility may be used for the issuance of letters of credit. The interest rate under this facility is, at the Company's option, the LIBOR or the prime rate, in each case plus a margin which is subject to adjustment based on certain changes in the credit ratings of the Company's long-term senior unsecured debt. The Company also has the option to obtain loans through a competitive bid procedure. The 1997 Bank Credit Agreement contains certain negative covenants that restrict the Company's ability to grant liens, incur or guarantee debt and enter into flight equipment leases. It also provides that if there is a change of control (as defined) of the Company, the banks' obligation to extend credit terminates, any amounts outstanding become immediately due and payable and the Company will immediately deposit cash collateral with the banks in an amount equal to all outstanding letters of credit. At August 15, 1997, no borrowings or letters of credit were outstanding under the 1997 Bank Credit Agreement.

     At June 30, 1997, there were outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta. The Series C ESOP Notes, which were issued pursuant to certain note purchase agreements, are payable in installments between July 1, 2002 and January 1, 2009. The note purchase agreements require Delta to purchase the Series C ESOP Notes at the option of the holders thereof (Noteholders) if the credit rating of Delta's long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (Purchase Event), provided that Delta has no obligation to purchase the Series C ESOP Notes under the note purchase agreements so long as it obtains, within 127 days of a Purchase Event, certain credit enhancements (Approved Credit Enhancement) that result in the Series C ESOP Notes being rated A3 or higher by Moody's and A- or higher by Standard & Poor's (Required Ratings). If Delta is required to purchase the Series C ESOP Notes because of the occurrence of a Purchase Event, such purchase would be made at a price (Purchase Price) equal to the outstanding principal amount of the Series C ESOP Notes being purchased, together with accrued interest and a Make Whole Premium Amount. The Make Whole Premium Amount is based on, among other factors, the yield to maturity of U.S. Treasury notes having maturities equal to the remaining average life to maturity of the Series C ESOP Notes as of the date Delta purchases the Series C ESOP Notes.

     As a result of Moody's rating action on May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993 any Series C ESOP Notes properly tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit to credit enhance the Series C ESOP Notes. This letter of credit was issued in favor of Wilmington Trust Company, as trustee (Trustee), under Delta's then existing Bank Credit Agreement. Due to the issuance of this letter of credit, the Series C ESOP Notes received the Required Ratings, and Delta no longer had an obligation to purchase the Series C ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993.

     On June 6, 1996, the Company entered into a Credit Agreement with ABN AMRO Bank, N.V. and a group of banks (Letter of Credit Facility) which, as amended, provides for the issuance of letters of credit for up to $500 million in stated amount to credit enhance the Series C ESOP Notes. The Letter of Credit Facility contains negative covenants and a change of control provision that are substantially similar to those contained in the 1997 Bank Credit Agreement. In the event of any drawing under the Letter of Credit Facility, Delta is required, at its election, (1) to immediately repay the amount drawn or (2) to convert its reimbursement obligation to a loan for a period not to exceed one year at varying rates of interest. On June 6, 1996, Delta obtained a letter of credit under the Letter of Credit Facility to replace the letter of credit issued under its then existing Bank Credit Agreement to credit enhance the Series C ESOP Notes. The Letter of Credit Facility expires June 6, 2000.

     At August 15, 1997, the face amount of the letter of credit issued under the Letter of Credit Facility was $450 million. It covers the $290 million outstanding principal amount of the Series C ESOP Notes, up to $128 million of Make Whole Premium Amount and approximately one year of interest on the Series C ESOP Notes.

     An Indenture of Trust, dated August 1, 1993 (Indenture), among Delta, the Trustee, and Fidelity Management Trust Company, as ESOP trustee, contains certain terms and conditions relating to any letter of credit used to credit enhance the Series C ESOP Notes. The Indenture requires the Trustee to draw under the letter of credit to make regularly scheduled payments of principal and interest on the Series C ESOP Notes. The Indenture also requires the Trustee to draw under the letter of credit to purchase the Series C ESOP Notes in certain circumstances in which Delta would not be required to purchase the Series C ESOP Notes under the note purchase agreements. Subject to certain conditions, the Indenture requires the Trustee to purchase the Series C ESOP Notes at the Purchase Price at the option of the Noteholders in the event that
(1) the Required Ratings on the Series C ESOP Notes are not maintained; (2) the letter of credit is not extended 20 days before its scheduled expiration date;
(3) Delta elects to terminate the letter of credit; or (4) the Trustee receives notice there has occurred an event of default under the credit agreement relating to the letter of credit; unless, generally within 10 days of any such event, the Series C ESOP Notes receive the Required Ratings due to Delta's obtaining a substitute credit enhancement or otherwise.

     The Required Ratings on the Series C ESOP Notes are subject to reconsideration at any time, and to annual confirmation, by Moody's and Standard & Poor's. Circumstances that might cause either rating agency to lower or fail to confirm its rating include, without limitation, a downgrading of the deposits of the letter of credit issuer below A3 by Moody's or A- by Standard & Poor's, or a determination that the Make Whole Premium Amount covered by the letter of credit is insufficient.

     Subject to certain conditions, the Indenture does not permit the Trustee to purchase the Series C ESOP Notes at the option of the Noteholders if the Series C ESOP Notes receive the Required Ratings without the benefit of a credit enhancement. The Series C ESOP Notes are not likely to receive the Required Ratings absent a credit enhancement unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 15, 1997, Delta's long-term senior unsecured debt was rated Baa3 by Moody's and BB+ by Standard & Poor's.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.


     At June 30, 1997, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:

Years Ending June 30                 Amount
-------------------------------------------
                              (In Millions)
1998                                  $236
1999                                    67
2000                                   142
2001                                     -
2002                                    75

     The Company's debt agreements contain certain restrictive covenants, but do not limit the payment of dividends on the Company's capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit the Company's ability to pay cash dividends on the Common Stock in certain circumstances. (See Note 13.)

     Cash payments of interest, including interest on the Series C ESOP Notes and net of interest capitalized, totaled $171 million in fiscal 1997; $232 million in fiscal 1996; and $238 million in fiscal 1995.

8. LEASE OBLIGATIONS

The Company leases certain aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. Rent expense is generally recorded on a straight-line basis over the lease term. Amounts charged to rental expense for operating leases were $0.9 billion in fiscal 1997 and fiscal 1996 and $1.1 billion in fiscal 1995.

     At June 30, 1997, the Company's minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows:

                                       Capital   Operating
Years Ending June 30                   Leases     Leases
----------------------------------------------------------
                                          (In Millions)
1998                                     $101     $   860
1999                                      100         860
2000                                       68         840
2001                                       57         830
2002                                       57         850
After 2002                                118       9,780
---------------------------------------------------------
     Total minimum lease payments         501     $14,020
                                                  =======
Less: Amounts representing interest       117
---------------------------------------------
Present value of future minimum
  capital lease payments                  384
Less: Current obligations under
  capital leases                           62
---------------------------------------------
Long-term capital lease obligations     $ 322
=============================================

9. PURCHASE COMMITMENTS

Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1997 are estimated to be $1.6 billion, as follows:

Years Ending June 30                               Amount
---------------------------------------------------------
                                            (In Millions)
1998                                        $        790
1999                                                 320
2000                                                 230
2001                                                 200
2002                                                  60
After 2002                                             -
--------------------------------------------------------
Total                                             $1,600
========================================================

     During the March 1997 quarter, Delta and The Boeing Company (Boeing) reached an understanding which provides for Delta placing orders to purchase, and obtaining options (which have scheduled delivery slots) and rolling options (which replace options and are assigned delivery slots as options expire or are exercised) to purchase, the following aircraft types:

                           Orders
                      (Scheduled Fiscal            Rolling
Aircraft Type        Years of Delivery)  Options   Options
----------------------------------------------------------
B-737-600/700/800             70            60        280
                          (1999-2007)

B-757-200                      5            20         90
                            (1999)

B-767-300ER                   10            10         19
                          (1998-1999)

B-767-400                     21            24         25
                          (2000-2001)
B-777-200                      -            10          -

     The understanding is subject to certain conditions, including the negotiation of mutually acceptable definitive purchase agreements between Delta and Boeing. The understanding provides, subject to certain conditions, that Boeing will be the provider of new aircraft for Delta for 20 years, and that Delta may switch orders among these aircraft types and defer firm orders. The understanding would also accelerate the delivery dates for certain of Delta's existing orders, terminate all of Delta's existing options and cancel Delta's remaining MD-90 orders.

     Future expenditures for aircraft, engines and engine hushkits on firm order as of June 30, 1997 (as modified by the accelerated delivery dates for, and cancellation of, certain of these orders as provided for under Delta's understanding with Boeing), and the aircraft orders provided for under Delta's understanding with Boeing, are estimated to be approximately $5.9 billion, as follows:

Years Ending June 30               Amount
-----------------------------------------
                            (In Millions)
1998                              $1,179
1999                               1,031
2000                                 278
2001                               1,224
2002                                 295
After 2002                         1,850
----------------------------------------
Total                             $5,857
========================================

     In addition, at August 15, 1997, the Company had authorized capital expenditures of approximately $345 million for fiscal 1998 for improvement of airport and office facilities, various ground equipment and other assets.

     The Company expects to finance its aircraft, engine and engine hushkit commitments, as well as other authorized capital expenditures, using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions.

     The Company has entered into code-sharing agreements under which it has agreed to purchase seats at established prices from specific foreign airlines, subject to certain conditions. None of these agreements has noncancelable terms in excess of one year.

10. EMPLOYEE BENEFIT PLANS

The Company sponsors various pension plans, medical plans and disability and survivorship plans for employees who meet certain service and other requirements. In addition, the Company sponsors the Savings Plan (See Note 11) in which employees who meet certain service and other requirements may elect to participate.

     During fiscal 1997, the Company changed the annual measurement date for its employee benefit plan assets and liabilities from June 30 to March 31. This change in measurement date has been accounted for as a change in accounting principle. The change in measurement date had no material cumulative effect on employee benefit expense for prior years.

DEFINED BENEFIT PENSION PLANS - The Company's primary retirement plans consist of defined benefit pension plans. The Company has reserved the right to modify these plans to the extent permitted by the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The qualified defined benefit plans are funded, on a current basis, to meet the minimum funding requirements of ERISA.

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75% and 4.7%, respectively, at March 31, 1997 and June 30, 1996. The expected long-term rate of return on assets was 10.0% at March 31, 1997 and June 30, 1996.

     The following table sets forth the defined benefit pension plans' funded status and amounts recognized for fiscal 1997 and 1996:

(In Millions)                                           1997      1996
----------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation (1)                  $6,122    $6,134
======================================================================
  Projected benefit obligation                        $7,517    $7,368
Plan assets at fair value                              7,447     7,170
----------------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                                   70       198
Unrecognized net gain                                    326       195
Unrecognized transition obligation                       (63)      (64)
Unrecognized prior service cost                          (29)      (31)
Contributions made between
  April 1, 1997 and June 30, 1997                        (18)        -
----------------------------------------------------------------------
Accrued pension cost recognized in
  the Consolidated Balance Sheets                     $  286    $  298
======================================================================

(1) Substantially all of the accumulated benefit obligation is vested.

     Plan assets were invested at June 30, 1997, approximately as follows: cash equivalents (7%), government and corporate bonds and notes (18%), Common Stock and other equity-oriented investments (71%) and real estate and other investments (4%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

     Net periodic defined benefit pension cost for fiscal 1997, 1996 and 1995 included the following components:


(In Millions)                   1997       1996       1995
----------------------------------------------------------
Service cost - benefits earned
  during the year              $ 188    $   225     $ 221
Interest cost on projected
  benefit obligation             564        526       489
Actual return on plan assets    (731)    (1,194)     (795)
Net amortization and deferral     89        612       266
---------------------------------------------------------
Net periodic pension cost      $ 110    $   169     $ 181
=========================================================

     The restructuring charges described in Note 16 include an aggregate charge for fiscal 1996 of $298 million for costs primarily associated with special termination benefits and curtailment losses related to the defined benefit pension plans due to workforce reductions.

DEFINED CONTRIBUTION PENSION PLANS - In addition to the Savings Plan described in Note 11, the Company sponsors the Delta Pilots Money Purchase Pension Plan
(MPPP) to which the Company contributes 5% of covered pay for each eligible pilot. The MPPP is a continuation of the Delta Pilots Target Benefit Plan and is related to the Delta Pilots Retirement Plan through a floor-offset arrangement whereby the defined benefit pension payable to a pilot is subject to reduction by the actuarial equivalent of the accumulated account balance in the MPPP. The Company's contributions to this plan were $49 million and $2 million for fiscal 1997 and 1996, respectively.

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

     Net periodic postretirement benefit cost for fiscal 1997, 1996 and 1995 included the following components:

(In Millions)                                  1997      1996      1995
-----------------------------------------------------------------------
Service cost - benefits earned
  during the year                             $  25     $  32     $  32
Interest cost on accumulated
  postretirement benefit obligation             115       118       118
Amortization of prior service cost              (38)      (31)      (29)
Amortization of accumulated losses                1         4         4
-----------------------------------------------------------------------
Net periodic postretirement
  benefit cost                                $ 103     $ 123     $ 125
=======================================================================

     The accumulated postretirement benefit obligation (APBO) for fiscal 1997 and 1996 consisted of the following components:

(In Millions)                              1997      1996
---------------------------------------------------------
Retirees and dependents                 $   936   $   928
Fully eligible participants                 348       323
Other active participants                   281       254
---------------------------------------------------------
Total accumulated postretirement
  benefit obligation                      1,565     1,505
Unamortized prior service cost
  (from plan changes)                       426       464
Unrecognized net loss                       (76)     (112)
Contributions made between
  April 1, 1997 and June 30, 1997           (14)        -
---------------------------------------------------------
Accrued postretirement benefit cost
  in the Consolidated Balance Sheets    $ 1,901   $ 1,857
=========================================================

     The weighted average discount rate used to estimate the APBO was 7.75% at March 31, 1997 and at June 30, 1996. The assumed health care cost trend rate used in measuring the APBO was 8.0% in fiscal 1997 and fiscal 1996, declining gradually to 4.25% by March 31, 2003, and remaining level thereafter. Increasing the assumed health care cost trend rate annually by 1% for all future years would increase the APBO as of March 31, 1997 by approximately $142 million, and the net periodic postretirement benefit cost by $13 million for fiscal 1997.

     The restructuring charges described in Note 16 include aggregate charges for fiscal 1996 of $32 million for costs primarily associated with special termination benefits and curtailment losses related to postretirement benefits other than pensions due to workforce reductions.

POSTEMPLOYMENT BENEFITS - The Company provides certain welfare benefits to its former or inactive employees after employment but before retirement. Such benefits primarily include those related to disability and survivorship plans. The Company has reserved the right to modify or terminate these plans at any time for all participants.

     Effective July 1, 1994, Delta adopted SFAS 112, which requires recognition of the liability for postemployment benefits during the period of employment. The adoption of SFAS 112 resulted in a cumulative after-tax transition benefit of $114 million in fiscal 1995, primarily due to the net overfunded status of the Company's disability and survivorship plans. The Company's postemployment benefit expense for fiscal years 1997, 1996 and 1995 was $71 million, $78 million and $85 million, respectively. The amount funded in excess of the liability is included in other noncurrent assets in the Company's Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets.

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

11. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors the Savings Plan, a qualified defined contribution pension plan under which eligible Delta personnel may contribute a portion of their earnings. The Savings Plan includes an employee stock ownership plan (ESOP) feature. Subject to certain conditions, the Company contributes 50% of a participant's contributions to the Savings Plan, up to a maximum employer contribution of 2% of a participant's earnings. The Company's contributions are made quarterly through the allocation of Series B ESOP Convertible Preferred Stock, Common Stock or cash, and are recorded as salaries and related costs in the Company's Consolidated Statements of Operations. Delta's total contributions to the Savings Plan were $45 million in fiscal 1997 and fiscal 1996, and $47 million in fiscal 1995.

     In connection with the adoption of the ESOP, the Company sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for approximately $500 million. The Company has recorded unearned compensation to reflect the value of ESOP Preferred Stock sold to the ESOP but not yet allocated to participants' accounts. As shares of the ESOP Preferred Stock are allocated to participants' accounts, compensation expense equal to the fair value of the ESOP Preferred Stock is recorded and unearned compensation is reduced. Dividends on unallocated shares of ESOP Preferred Stock are used by the ESOP for debt service on the Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of ESOP Preferred Stock are credited to participants and considered dividends for financial reporting purposes. For purposes of computing primary and fully diluted income per common share, allocated shares of ESOP Preferred Stock are considered outstanding, but unallocated shares of ESOP Preferred Stock are not.

12. CONTINGENCIES

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

     Delta's captive insurance subsidiary has agreed to reimburse the primary insurers for losses under the Company's aircraft hull and general liability insurance policies (Policies) in an amount not to exceed $100 million per occurrence and in the aggregate for the Policy year. The obligations of the primary insurers to the insureds under the Policies are not limited or reduced in any way by this reimbursement obligation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

13. COMMON AND PREFERRED STOCK

At June 30, 1997, 24,700,000 shares of Common Stock were reserved for issuance under the Company's broad-based employee stock option plans; 4,383,406 shares of Common Stock were reserved for issuance under the 1989 Stock Incentive Plan; 5,720,023 shares of Common Stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock; and 248,998 shares of Common Stock were reserved for issuance under the Non-Employee Directors' Stock Plan. In addition, 1,500,000 shares of preferred stock have been reserved for issuance under the Shareholder Rights Plan.

     On May 15, 1996, the Company gave notice that it elected to redeem effective June 15, 1996 its 3.23% Convertible Subordinated Notes due June 15, 2003 (Notes). Substantially all outstanding Notes were then converted by the holders thereof into approximately 10 million shares of Common Stock, and the Company redeemed the remaining outstanding Notes. As a result of the conversion of substantially all the Notes, long-term debt declined by $626 million and shareholders' equity increased by approximately the same amount in the Company's Consolidated Balance Sheets. This transaction was treated as a noncash transaction in the Company's Consolidated Statement of Cash Flows for the year ended June 30, 1996.

     On October 24, 1996, Delta's Board of Directors adopted a new Shareholder Rights Plan (Rights Plan) to replace the rights plan that expired on November 4, 1996. The new Rights Plan is designed to enhance the Board's ability to protect shareholders against unsolicited attempts to acquire Delta that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the Company and its shareholders. Under the new Rights Plan, each outstanding share of Common Stock is accompanied by a preferred stock purchase right which entitles the holder to purchase from the Company 1/100 of a share of Series D Junior Participating Preferred Stock for $300, subject to adjustment in certain circumstances (Purchase Price). The rights become exercisable only after a person or group acquires beneficial ownership of 15% or more of the Common Stock or commences a tender or exchange offer that would result in such person or group beneficially owning 15% or more of the Common Stock. The rights expire on November 4, 2006, and may be redeemed by Delta for $0.01 per right until 10 business days following the announcement that a person or group beneficially owns 15% or more of the Common Stock. Subject to certain conditions, if a person or group becomes the beneficial owner of 15% or more of the Common Stock, each right will entitle its holder (other than certain acquiring persons) to purchase, for the Purchase Price, Common Stock having a market value of twice the Purchase Price. In addition, subject to certain conditions, if Delta is involved in a merger or certain other business combination transactions, or the Company sells or otherwise transfers more than 50% of its assets or earning power, each right will entitle its holder to purchase, for the Purchase Price, Common Stock of the other party having a market value of twice the Purchase Price.

     Each share of Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into 0.8578 shares of Common Stock (a conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote, subject to adjustment in certain circumstances. The ESOP Preferred Stock is redeemable at Delta's option at specified redemption prices payable, at Delta's election, in cash or Common Stock. If full cumulative dividends on the ESOP Preferred Stock have not been paid when due, Delta may not pay cash dividends on the Common Stock.

14. STOCK OPTIONS AND AWARDS

Under its 1989 Stock Incentive Plan and a predecessor plan, the Company has granted non-qualified stock options and, prior to fiscal 1993, tandem stock appreciation rights (SARs) to officers and other key employees. The exercise price for all stock options, and the base price upon which the SARs are measured, is the fair market value of Common Stock on the date of grant. Awards exercised as SARs are payable in a combination of cash and Common Stock. The Company recognized compensation expense (included in salary and related costs) related to SARs in fiscal 1997, 1996 and 1995 of $3 million, $14 million and $9 million, respectively. Stock options awarded will generally be exercisable beginning one year, and ending 10 years, after their grant date.

     On October 24, 1996, the Company's shareholders approved two plans providing for the issuance of non-qualified stock options to substantially all of Delta's non-officer personnel in their individual capacity to purchase a total of 24.7 million shares of Common Stock. One plan is for eligible Delta personnel who are not pilots (Nonpilot Plan); the other plan covers the Company's pilots (Pilot Plan).

     The Nonpilot and Pilot Plans involve non-qualified stock options to purchase 14.7 million and 10 million shares of Common Stock, respectively. The plans provide for grants in three equal annual installments at an exercise price equal to the opening price of the Common Stock on the New York Stock Exchange on the grant date. Stock options awarded under the plans are generally exercisable beginning one year and ending 10 years after their grant dates, and are not transferable other than upon the death of the person granted the stock options. On October 30, 1996, Delta granted eligible personnel non-qualified stock options to purchase a total of 8.2 million shares of Common Stock at an exercise price of $69 per share. The second and third grant dates under the Nonpilot and Pilot Plans are scheduled to occur on October 30, 1997 and 1998, respectively.

     Transactions involving stock options and SARs during fiscal 1997, 1996 and 1995 were as follows:

                                                       Fiscal 1997              Fiscal 1996              Fiscal 1995
---------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                Weighted                 Weighted
                                                              Average                 Average                  Average
                                                              Exercise                Exercise                 Exercise
Stock Options                                     Shares        Price      Shares       Price       Shares       Price
---------------------------------------------------------------------------------------------------------------------------
                                                   (000)                    (000)                    (000)
Outstanding at beginning of fiscal year            2,332        $65         3,386        $63         3,015        $65
Granted                                            8,932         70           644         71           719         52
Exercised                                         (1,279)        67        (1,654)        63           (79)        56
Expired                                                -          -             -          -          (258)        67
Forfeited                                            (84)        75           (44)        65           (11)        66
                                                  ------                   ------                    -----
Outstanding at end of fiscal year                  9,901         69         2,332         65         3,386         63
                                                  ======                   ======                    =====
Stock options exercisable at fiscal year end       1,049        $63         1,698        $63         2,668        $66
Weighted average grant-date fair value of
  options granted during the fiscal year          $   17                   $   24                   $   22


     The following table summarizes information about stock options outstanding at June 30, 1997:

                           Stock Options Outstanding                                      Stock Options Exercisable
-------------------------------------------------------------------------           ---------------------------------------
 Range of             Number               Weighted              Weighted               Number                Weighted
 Exercise         Outstanding at           Average                Average           Exercisable at             Average
  Prices           June 30, 1997        Remaining Life        Exercise Price         June 30, 1997         Exercise Price
---------------------------------------------------------------------------------------------------------------------------
                       (000)                (Years)                                      (000)
  $52-68                 530                   7                    $55                   530                    $55
  $69-82               9,371                   9                    $70                   519                    $72


     The Company accounts for its stock-based compensation plans in accordance with APB 25. During fiscal 1996, the Financial Accounting Standards Board issued SFAS 123. SFAS 123 encourages, but does not require, the use of a fair value based method of accounting for stock-based compensation plans under which the fair value of stock options is determined on the date of grant and expensed over the vesting period of the stock options. While the Company has elected to continue to apply the provisions of APB 25, SFAS 123 requires pro forma disclosure of net income and income per common share as if the fair value based method under SFAS 123 had been adopted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

     The pro forma net income and income per common share amounts below have been derived using the Black-Scholes stock option pricing model with the following assumptions for each stock option grant during the respective fiscal year:

                                             Stock Options
                                        Granted in Fiscal Year
                                       ------------------------
Assumptions                              1997            1996
---------------------------------------------------------------
Risk-free interest rate                   6.0%            5.4%
Expected life of stock option (Years)     2.7             5.1
Expected volatility of
  Common Stock                           26.4%           26.5%
Expected annual dividends on
  Common Stock                          $0.20           $0.20

                                           Fiscal Year Ended
                                        ------------------------
                                        June 30,        June 30,
                                          1997          1996
----------------------------------------------------------------
Net income (In Millions):
  As reported                            $  854           $ 156
  Pro forma                                 791             152
Primary income per common share:
  As reported                            $11.30           $1.42
  Pro forma                               10.46            1.35
Fully diluted income per common share:
  As reported                            $11.01           $1.42
  Pro forma                               10.18            1.35

     Under SFAS 123, stock options granted prior to fiscal year 1996 are not required to be included as compensation in determining pro forma net income. Therefore, the pro forma effects on net income and income per common share for fiscal 1997 and 1996 may not be representative of the pro forma effects SFAS 123 may have in future years.

15. STOCK REPURCHASE AUTHORIZATION

Delta's Board of Directors has authorized the Company to repurchase up to 24.7 million shares of Common Stock and Common Stock equivalents. Under this authorization, the Company may repurchase up to 6.2 million of these shares before October 30, 1997 - the date the initial stock option grants under the Nonpilot and Pilot Plans become exercisable - and repurchase the remaining shares as Delta personnel exercise their stock options under those plans. Repurchases are subject to market conditions and may be made on the open market or in privately negotiated transactions. Under this authorization, the Company repurchased 5,378,700 shares of Common Stock for $379 million during fiscal 1997, and 821,300 shares of Common Stock for $66 million during fiscal 1996.

16. RESTRUCTURING AND OTHER NON-RECURRING CHARGES

During fiscal 1997 and 1996, the Company recorded pretax restructuring and other non-recurring charges of $52 million and $829 million, respectively. These charges are summarized in the table below:

                                             1997    1996    Total
------------------------------------------------------------------
Leadership 7.5                               $  -    $104     $104
Pilot special early retirement program          -     273      273
L-1011 fleet early retirement                   -     452      452
Transatlantic and European Realignment         52       -       52
------------------------------------------------------------------
  Totals                                     $ 52    $829     $881
==================================================================

FISCAL 1996 - The $829 million pretax charge for restructuring and other non-recurring charges recorded in fiscal 1996 included a $452 million writedown of Delta's L-1011 fleet and related assets to their fair market value in accordance with SFAS 121. The charge also included $273 million related to the special early retirement program for approximately 500 pilots all of whom retired during fiscal 1997 and $65 million (net of reversals of $36 million related to the Company's $526 million restructuring charge recorded in fiscal
1994) for previously announced non-pilot workforce reductions. Payments associated with curtailment losses and special termination benefits will be paid as required for funding appropriate pension and other postretirement plans in future years.

     The remaining $39 million of the $829 million charge for fiscal 1996 included $29 million (net of reversals of $14 million related to the Company's $526 million restructuring charge recorded in fiscal 1994) for lease termination costs related to abandoned facilities and $10 million noncash costs related to discontinued routes.

FISCAL 1997 - During the March 1997 quarter, Delta recorded pretax restructuring and other non-recurring charges totaling $52 million related to the realignment of its transatlantic and European operations. Of this amount, $45 million relates to personnel severance costs (for approximately 680 employees); $5 million relates to the reorganization of the Frankfurt operation; and $2 million relates to abandoned facilities in Frankfurt and other European locations.

     The following table reflects the activity in the restructuring accrual balances (excluding accruals for pension and other postretirement curtailment losses and special termination benefits discussed above) during fiscal 1997. All reductions in reserves represent payments of liabilities.

                                                            Balance at                                       Balance at
(Amounts in Millions)                                     June 30, 1996      Additions     Reductions      June 30, 1997
------------------------------------------------------------------------------------------------------------------------
Leadership 7.5
  Workforce Reductions                                        $  7            $  -           $  3              $  4
  Abandoned Facilities                                          41               -              3                38
Pilot special early retirement program                          21               -             21                 -
Transatlantic and European Realignment
  Workforce Reductions                                           -              45              6                39
  Abandoned Facilities                                           -               2              -                 2
  Other                                                          -               5              -                 5
-------------------------------------------------------------------------------------------------------------------
     Totals                                                    $69             $52            $33               $88
===================================================================================================================

     Actual costs incurred for certain amounts accrued, realization on the sales of excess inventories, and costs associated with lease terminations and abandoned facilities may vary from current estimates. The appropriate accrued liability will be adjusted upon completion of these activities.

17. SEGMENT INFORMATION

Delta provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. Delta's unconsolidated operating revenue and operating income by geographic region, as reported to the U.S. Department of Transportation (which differs from operating revenue and operating income (loss) reported under GAAP), are as follows:

(In Millions)                                        1997                       1996                      1995
===========================================================================================================================
                                                                                    Operating                  Operating
                                             Operating    Operating    Operating     Income       Operating     Income
Entity                                        Revenue      Income       Revenue      (Loss)        Revenue      (Loss)
---------------------------------------------------------------------------------------------------------------------------
Domestic                                     $11,096       $1,242       $10,067       $ 879      $  9,619        $733
Atlantic                                       2,223          195         2,175        (392)        2,164         (43)
Latin                                            278           48           214          12           223           9
Pacific                                          341           40           354         (40)          398         (40)
---------------------------------------------------------------------------------------------------------------------------
   Total                                     $13,938       $1,525       $12,810       $ 459      $ 12,404        $659
===========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1997, 1996 AND 1995
DELTA AIR LINES, INC.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 1997 and 1996 (in millions, except per share data):

                                                                                     Three Months Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                   Sept. 30        Dec. 31       Mar. 31        June 30
---------------------------------------------------------------------------------------------------------------------------
Fiscal 1997
Operating revenues                                                   $3,432         $3,197        $3,420         $3,541
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                     $  438         $  227        $  346         $  519
---------------------------------------------------------------------------------------------------------------------------
Net income                                                           $  238         $  125        $  189         $  302
---------------------------------------------------------------------------------------------------------------------------
Primary income per common share                                      $ 3.09         $ 1.66        $ 2.52         $ 3.98
---------------------------------------------------------------------------------------------------------------------------
Fully diluted income per common share                                $ 2.98         $ 1.63        $ 2.47         $ 3.90
---------------------------------------------------------------------------------------------------------------------------

Fiscal 1996
Operating revenues                                                  $ 3,188        $ 2,944       $ 2,964        $ 3,359
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                             $   386        $   169       $  (387)       $   295
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $   201        $    70       $  (276)       $   161
---------------------------------------------------------------------------------------------------------------------------
Primary income (loss) per common share                              $  3.47        $  0.93       $ (5.77)       $  2.69
---------------------------------------------------------------------------------------------------------------------------
Fully diluted income (loss) per common share                        $  2.57        $  0.93       $ (5.77)       $  2.08
---------------------------------------------------------------------------------------------------------------------------

     Operating expenses for the March 1997 quarter include $52 million pretax restructuring and other non-recurring charges related to the realignment of the Company's transatlantic and European operations. (See Note 16.)

     Operating expenses for the March 1996 quarter include $556 million pretax restructuring and other non-recurring charges related to the writedown of the Company's L-1011 fleet and related assets, and the continuation of the Company's Leadership 7.5 cost reduction program. Operating expenses for the June 1996 quarter include a $273 million pretax restructuring and other non-recurring charge for costs associated with a special early retirement program under which approximately 500 pilots retired during fiscal 1997. (See
Note 16.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the
Board of Directors of Delta Air Lines, Inc.:

We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 10 of Notes to Consolidated Financial Statements, effective July 1, 1994, the Company changed its method of accounting for postemployment benefits.


/s/ Arthur Andersen LLP
-----------------------
Atlanta, Georgia
August 15, 1997

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


/s/ Tom Roeck                           /s/ Leo Mullin
-------------------------------         ----------------------------
Thomas J. Roeck, Jr.                    Leo F. Mullin
Senior Vice President - Finance         President and
and Chief Financial Officer             Chief Executive Officer

CONSOLIDATED SUMMARY OF OPERATIONS

                                                          For the fiscal years ended June 30
-------------------------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                      1997(1)     1996(2)     1995(3)     1994(4)     1993(5)
-------------------------------------------------------------------------------------------------------------------
Operating revenues                                      $ 13,590    $ 12,455    $ 12,194    $ 12,077    $ 11,657
Operating expenses                                        12,060      11,992      11,533      12,524      12,232
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                    1,530         463         661        (447)       (575)
Interest expense, net                                       (174)       (243)       (262)       (271)       (177)
Gain (loss) on disposition of flight equipment                --           2          --           2          65
Miscellaneous income, net(6)                                  59          54          95          56          36
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          1,415         276         494        (660)       (651)
Income tax benefit (provision)                              (561)       (120)       (200)        250         233
Amortization of investment tax credits                        --          --          --           1           3
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            854         156         294        (409)       (415)
Preferred stock dividends                                     (9)        (82)        (88)       (110)       (110)
-------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareholders   $    845    $     74    $    206    $   (519)   $   (525)
===================================================================================================================
  Net income (loss) per common share:
   Primary                                              $  11.30    $   1.42    $   4.07    $ (10.32)   $ (10.54)
===================================================================================================================
   Fully diluted                                        $  11.01    $   1.42    $   4.01    $ (10.32)   $ (10.54)
===================================================================================================================
Dividends declared on Common Stock                      $     15    $     10    $     10    $     10    $     35
  Dividends declared per common share                   $   0.20    $   0.20    $   0.20    $   0.20    $   0.70


                                                          For the fiscal years ended June 30
-------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                        1992       1991       1990       1989       1988       1987
-------------------------------------------------------------------------------------------------------------------------
Operating revenues                                      $ 10,837    $ 9,171    $ 8,583    $ 8,089    $ 6,915    $ 5,318
Operating expenses                                        11,512      9,621      8,163      7,411      6,418      4,913
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                     (675)      (450)       420        678        497        405
Interest expense, net                                       (151)       (97)       (27)       (39)       (65)       (62)
Gain (loss) on disposition of flight equipment                35         17         18         17         (1)        96
Miscellaneous income, net(6)                                   5         30         57         55         25          8
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                           (786)      (500)       468        711        456        447
Income tax benefit (provision)                               271        163       (187)      (279)      (181)      (219)
Amortization of investment tax credits                         9         13         22         29         32         36
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           (506)      (324)       303        461        307        264
Preferred stock dividends                                    (19)       (19)       (18)        --         --         --
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareholders   $   (525)   $  (343)   $   285    $   461    $   307    $   264
=========================================================================================================================
  Net income (loss) per common share:
   Primary                                              $ (10.60)   $ (7.73)   $  5.79    $  9.37    $  6.30    $  5.90
=========================================================================================================================
   Fully diluted                                        $ (10.60)   $ (7.73)   $  5.28    $  9.37    $  6.30    $  5.90
=========================================================================================================================
Dividends declared on Common Stock                      $     59    $    54    $    85    $    59    $    59    $    44
  Dividends declared per common share                   $   1.20    $  1.20    $  1.70    $  1.20    $  1.20    $  1.00


OTHER FINANCIAL AND STATISTICAL DATA

                                                          For the fiscal years ended June 30
                                         -------------------------------------------------------------------------------------------
(In Millions, Except Share Data)                     1997(1)          1996(2)          1995(3)          1994(4)          1993(5)
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                               $    12,741      $    12,226      $    12,143      $    11,896         $ 11,871
Long-term debt and capital leases
 (excluding current maturities)            $     1,797      $     2,175      $     3,121      $     3,228         $  3,716
Shareholders' equity                       $     3,007      $     2,540      $     1,827      $     1,467         $  1,913
Shares of Common Stock outstanding
at year end                                 73,695,987       67,778,106       50,816,010       50,453,272       50,063,841

Revenue passengers enplaned (Thousands)        101,147           91,341           88,893           87,399           85,085
Available seat miles (Millions)                136,821          130,751          130,645          131,906          132,282
Revenue passenger miles (Millions)              97,758           88,673           86,417           85,268           82,406
Operating revenue per available seat mile         9.93(cent)       9.53(cent)       9.33(cent)       9.16(cent)       8.81(cent)
Passenger mile yield                             12.79(cent)      13.10(cent)      13.10(cent)      13.23(cent)      13.23(cent)
Operating cost per available seat mile            8.81(cent)       9.17(cent)       8.83(cent)       9.49(cent)       9.25(cent)
Passenger load factor                            71.45%           67.82%           66.15%           64.64%           62.30%
Breakeven passenger load factor                  62.71%           65.12%           62.28%           67.21%           65.58%

Available ton miles (Millions)                  18,984           18,084           18,150           18,302           18,182
Revenue ton miles (Millions)                    11,308           10,235           10,142            9,911            9,503
Operating cost per available ton mile            63.53(cent)      66.31(cent)      63.55(cent)      68.43(cent)      67.27(cent)

OTHER FINANCIAL AND STATISTICAL DATA

                                            For the fiscal years ended June 30
(In Millions, Except Share Data)              1992                1991               1990
------------------------------------------------------------------------------------------------
Total assets                             $    10,162         $      8,411        $     7,227
Long-term debt and capital leases
 (excluding current maturities)          $     2,833         $      2,059        $     1,315
Shareholders' equity                     $     1,894         $      2,457        $     2,596
Shares of Common Stock outstanding
at year end                               49,699,098           49,401,779         46,086,110
Revenue passengers enplaned (Thousands)       77,038               69,127             67,240
Available seat miles (Millions)              123,102              104,328             96,463
Revenue passenger miles (Millions)            72,693               62,086             58,987
Operating revenue per available seat mile       8.80(cent)           8.79(cent)         8.90(cent)
Passenger mile yield                           13.91(cent)          13.80(cent)        13.63(cent)
Operating cost per available seat mile          9.35(cent)           9.22(cent)         8.46(cent)
Passenger load factor                          59.05%               59.51%             61.15%
Breakeven passenger load factor                62.99%               62.64%             57.96%

Available ton miles (Millions)                16,625               13,825             12,500
Revenue ton miles (Millions)                   8,361                7,104              6,694
Operating cost per available ton mile          69.24(cent)          69.59(cent)        65.30(cent)

OTHER FINANCIAL AND STATISTICAL DATA

                                                      For the fiscal years ended June 30
                                          -------------------------------------------------------
(In Millions, Except Share Data)                1989           1988         1987
-------------------------------------------------------------------------------------------------
Total assets                              $     6,484       $      5,748       $      5,342
Long-term debt and capital leases
 (excluding current maturities)           $       703       $        729       $      1,018
Shareholders' equity                      $     2,620       $      2,209       $      1,938
Shares of Common Stock outstanding
at year end                                49,265,884         49,101,271         48,639,469
Revenue passengers enplaned (Thousands)        64,242             58,565             48,173
Available seat miles (Millions)                90,742             85,834             69,014
Revenue passenger miles (Millions)             55,904             49,009             38,415
Operating revenue per available seat mile        8.91(cent)         8.06(cent)         7.71(cent)
Passenger mile yield                            13.56(cent)        13.15(cent)        12.81(cent)
Operating cost per available seat mile           8.17(cent)         7.48(cent)         7.12(cent)
Passenger load factor                           61.61%             57.10%             55.66%
Breakeven passenger load factor                 56.09%             52.69%             51.09%

Available ton miles (Millions)                 11,725             11,250              9,000
Revenue ton miles (Millions)                    6,338              5,557              4,327
Operating cost per available ton mile           63.21(cent)        57.05(cent)        54.60(cent)


(1) Summary of operations and other financial and statistical data includes $52 million in pretax restructuring and other non-recurring charges ($0.42 primary and $0.41 fully diluted after-tax income per common share).
(2) Summary of operations and other financial and statistical data includes $829 million in pretax restructuring and other non-recurring charges ($9.71 after-tax per common share).
(3) Summary of operations and other financial and statistical data excludes $114 million after-tax cumulative effect of change in accounting standards ($2.25 primary and $1.42 fully diluted income per common share).
(4) Summary of operations and other financial and statistical data includes $526 million in pretax restructuring charges ($6.59 after-tax per common share).
(5) Summary of operations and other financial and statistical data includes $82 million pretax restructuring charge ($1.05 after-tax per common share). Summary of operations excludes $587 million after-tax cumulative effect of changes in accounting standards ($11.78 after-tax per common share).
(6)Includes interest income.

                                    50-51

COMMON STOCK
Listed on the New York Stock Exchange under the ticker symbol DAL.

NUMBER OF SHAREHOLDERS
As of August 15, 1997, there were 22,880 registered holders of Common Stock.

MARKET PRICES AND DIVIDENDS

                       Closing Price of          Cash
                       Common Stock on       Dividends Per
 Fiscal Year 1997   New York Stock Exchange  Common Share
----------------------------------------------------------
 Quarter Ended:        High       Low
 September 30           $82 7/8   $66 7/8           $0.05
 December 31             77 1/2    67 3/4            0.05
 March 31                87 3/4    69 1/4            0.05
 June 30                 98 1/8    82 5/8            0.05

 Fiscal Year 1996
---------------------------------------------------------
 Quarter Ended:         High       Low
 September 30          $80 1/2     $66 1/4          $0.05
 December 31            79 5/8      64               0.05
 March 31               82          67 3/8           0.05
 June 30                86          77 1/4           0.05








                                      52