Form 10-K, Exhibit 13
period 1998-06-30
DELTA AIR LINES INC /DE/
filed 1998-09-28
CIK 27904

                                                                      Exhibit 13

AIRCRAFT FLEET

At the heart of the Company's operations is Delta's aircraft fleet. To maintain a young and technologically advanced fleet, Delta has entered into a long-term aircraft purchase agreement with The Boeing Company (Boeing). The agreement covers firm orders, options and rolling options for certain aircraft through calendar year 2017, and supports the Company's plan for disciplined growth, aircraft rationalization and fleet replacement.

   The agreement with Boeing provides Delta with long-term price controls, risk sharing and the flexibility to adjust scheduled aircraft deliveries or substitute between aircraft models and aircraft types, subject to certain conditions.

   The majority of the aircraft under firm order will be used to replace older aircraft. Delta's long-term plan is to reduce aircraft family types from six to three. A move to a more standardized fleet is expected to improve reliability and result in long-term cost savings. As previously announced, the Company plans to retire its remaining L-1011 aircraft by August 2001, replaced primarily by B-767 aircraft. Delta also has announced a three-year acceleration of the planned retirement of the B-727 aircraft fleet which it now plans to retire by the end of fiscal 2005. The B-727 aircraft will be replaced primarily by new generation B-737 aircraft.

   Delta accepted delivery of 15 new aircraft and acquired 10 aircraft from other carriers during fiscal 1998, composed of two B-727-200 aircraft, six B-737-300 aircraft, four B-757-200 aircraft, 12 B-767-300ER aircraft and one MD-11 aircraft. In addition, Delta purchased four 727-200 aircraft that it previously leased. The Company expects to take delivery of seven aircraft from other carriers in fiscal 1999, five of which have been delivered. Delta retired nine L-1011 aircraft from the fleet in fiscal 1998.

AIRCRAFT FLEET AT JUNE 30, 1998

                                         Leased
              Average              ------------------
Aircraft Type    Age      Owned    Capital  Operating  Total
-------------------------------------------------------------

B-727-200       21.2       121         -        10      131
B-737-200       13.6         1        45         8       54
B-737-300       11.6         -         3        16       19
B-757-200        9.1        54         -        41       95
B-767-200       15.1        15         -         -       15
B-767-300        9.1         2         -        24       26
B-767-300ER      4.2        31         -         8       39
L-1011-1        19.8        18         -         -       18
L-1011-250      15.7         6         -         -        6
L-1011-500      17.3        15         -         -       15
MD-11            4.4         8         -         7       15
MD-88            8.0        63         -        57      120
MD-90            2.6        16         -         -       16
-------------------------------------------------------------
Total           12.3       350        48       171      569
                                  ---------------------------
                                  ---------------------------



AIRCRAFT DELIVERY SCHEDULES AT AUGUST 14, 1998


                    Delivery in Year Ending June 30:
                    --------------------------------
                                                      After
Aircraft on Firm Order    1999   2000   2001   2002   2002   Total
--------------------------------------------------------------------
B-737-600/700/800           7     12      5      9     54      87
B-757-200                   5      7      -      -      -      12
B-767-300/300ER            14      -      -      -      -      14
B-767-400                   -      2     19      -      -      21
B-777-200                   2     10      2      -      -      14
--------------------------------------------------------------------
Total                      28     31     26      9     54     148
--------------------------------------------------------------------
--------------------------------------------------------------------



                       Delivery in Year Ending June 30:
                       --------------------------------
                                                  After  Rolling
Aircraft on Option*    1999 2000  2001 2002 2002  Total  Options
----------------------------------------------------------------
B-737-600/700/800        -    5    12    7    36   60      275
B-757-200                -    4     3    8     5   20       85
B-767-300/300ER          -    1     4    2     4   11       19
B-767-400                -    -     -   12    12   24       25
B-777-200                -    -     1    5    14   20       30
----------------------------------------------------------------
Total                    -   10    20   34    71  135      434
----------------------------------------------------------------
----------------------------------------------------------------

*Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DELTA AIR LINES, INC.

RESULTS OF OPERATIONS

SUMMARY OF RESULTS

For fiscal 1998, Delta recorded operating income of $1.7 billion and net income of $1.0 billion ($13.28 basic and $12.68 diluted income per common share). These results represent the strongest financial performance ever reported by Delta for a fiscal year. In fiscal 1997, Delta recorded operating income of $1.5 billion and net income of $854 million ($11.39 basic and $11.03 diluted income per common share).

Financial Results Summary


(In Millions, Except Share Amounts)        1998            1997       Change
------------------------------------------------------------------------------
Operating Revenues                       $14,138         $13,594        4%
Operating Expenses                        12,445          12,063        3
-----------------------------------------------------------------
Operating Income                           1,693           1,531       11
Other Expense, Net                            45             116      (61)
-----------------------------------------------------------------
Income Before Income Taxes                 1,648           1,415       16
Income Taxes Provided                        647             561       15
-----------------------------------------------------------------
Net Income                                 1,001             854       17
Preferred Stock Dividends                     11               9       22
-----------------------------------------------------------------
Net Income Available to
  Common Shareowners                     $   990          $  845       17%
-----------------------------------------------------------------
-----------------------------------------------------------------
Income per common share:
Basic                                   $  13.28         $ 11.39       17%
Diluted                                 $  12.68         $ 11.03       15%
Number of Shares Used
  to Compute Income
  Per Common Share:
   Basic                              74,567,059      74,233,606
   Diluted                            78,630,519      76,964,892


     Fiscal 1997 results include pretax restructuring and other non-recurring charges of $52 million ($32 million after-tax or $0.43 basic and $0.42 diluted income per common share) related to the realignment of the Company's transatlantic and European operations.

FISCAL 1998 COMPARED WITH FISCAL 1997
OPERATING REVENUES

Operating Revenue Detail


(In Millions)                   1998       1997     Change
-----------------------------------------------------------
Passenger                    $12,976    $12,505        4%
Cargo                            582        554        5
Other, Net                       580        535        8
------------------------------------------------
     Total                   $14,138    $13,594        4%
------------------------------------------------
------------------------------------------------


     Operating revenues for fiscal 1998 were $14.1 billion, up 4% from $13.6 billion in fiscal 1997. Passenger revenue increased 4%, which reflects a 3% increase in revenue passenger miles on capacity growth of 2%. The passenger mile yield was 12.83 cents, virtually unchanged from fiscal 1997. During fiscal 1998, Delta benefited from continued favorable economic conditions, increased demand for air travel and the strategic reallocation of certain aircraft.

     Domestic passenger revenue increased 4%, to $10.7 billion, driven by a 3% increase in domestic revenue passenger miles on a 2% increase in domestic capacity. The increase in domestic revenue passenger miles is primarily due to favorable economic conditions and improved asset utilization. Domestic passenger mile yield increased 1% due to a domestic fare increase implemented during the September 1997 quarter, largely offset by the full-year impact of the U.S. transportation excise tax and increased low-fare competition.

     Consistent with the Company's strategy to expand its global reach, international passenger revenue increased 3%, to $2.3 billion, reflecting a 6% increase in international revenue passenger miles on a 5% increase in international capacity. The increase in international revenue passenger miles is primarily due to the addition of new routes, improved asset utilization, and continued strong demand in the Atlantic market, as well as the Company's recent expansion into Latin America. The international passenger mile yield decreased 3% year over year, mainly due to overall capacity growth in the Atlantic market.

     Cargo revenues increased 5% to $582 million, reflecting a 14% increase in cargo ton miles and an 8% decrease in cargo ton mile yield. All other revenues increased 8% to $580 million, mainly due to higher administrative service charge revenues.

Revenue-Related Statistics


                                  1998              1997                Change
-------------------------------------------------------------------------------
Revenue Passengers
  Enplaned (Thousands)          104,148           101,147                 3%
Revenue Passenger
  Miles (Millions)              101,136            97,758                 3%
Passenger Load Factor              72.2%             71.4%              0.8 pts.
Passenger Mile Yield              12.83 cents       12.79 cents           -
Cargo Ton Miles (Millions)        1,745             1,532                14%
Cargo Ton Mile Yield              33.35 cents       36.14 cents          (8)%
Operating Revenue
  Per Available Seat Mile         10.09 cents        9.94 cents           2%
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

OPERATING EXPENSES

Operating expenses in fiscal 1998 totaled $12.4 billion, up 3% from $12.1 billion in fiscal 1997. Operating cost per available seat mile increased 1% to
8.88 cents.

Operating Expense Detail


(In Millions)                   1998       1997     Change
-----------------------------------------------------------

Salaries and Related Costs  $  4,850   $  4,534        7%
Aircraft Fuel                  1,507      1,722      (12)
Passenger Commissions            980      1,017       (4)
Depreciation and Amortization    861        710       21
Contracted Services              694        630       10
Other Selling Expenses           681        677        1
Landing Fees and Other Rents     649        649        -
Aircraft Rent                    552        547        1
Aircraft Maintenance Materials
  and Outside Repairs            495        434       14
Passenger Service                450        389       16
Restructuring and
  Other Non-recurring Charges      -         52        -
Other                            726        702        3
-----------------------------------------------------------
     Total                   $12,445    $12,063        3%
-----------------------------------------------------------
-----------------------------------------------------------


     Salaries and related costs increased 7% due to an 8% increase in full-time equivalent employees, primarily in customer service areas, and compensation and benefit enhancements for non-contract domestic employees, which became effective July 1, 1997. Aircraft fuel expense decreased 12% as the average fuel price per gallon declined 15% to 56.54(cent). Passenger commissions expense decreased 4% due to the implementation of a lower commission rate structure in the September 1997 quarter and increased utilization of lower cost distribution channels, partially offset by higher total commissions resulting from increased passenger revenue. Depreciation and amortization expense increased 21% due to the acquisition of additional aircraft and ground equipment, as well as increased investment in information systems. Contracted services expense rose 10% due to higher information technology costs and increased airport contract expenses associated with customer service initiatives and higher passenger volume. Aircraft maintenance materials and outside repairs expense increased 14% largely due to increased scheduled maintenance visits. Passenger service expense increased 16% due to onboard service enhancements and increased passenger traffic.


Operating Statistics

                                    1998             1997          Change
---------------------------------------------------------------------------
Available Seat Miles (Millions)   140,149          136,821           2%
Operating Margin                    12.0%             11.3%        0.7 pts.
Fuel Gallons Consumed (Millions)   2,664             2,599           3%
Average Fuel Price Per Gallon      56.54 cents       66.23 cents   (15)%
Breakeven Passenger Load Factor     62.7%             62.7%          -
Operating Cost Per Available
  Seat Mile                         8.88 cents        8.82 cents     1%
---------------------------------------------------------------------------
---------------------------------------------------------------------------

OTHER INCOME (EXPENSE)

Other expense for fiscal 1998 decreased $71 million to $45 million, primarily due to lower interest expense resulting from lower average levels of debt outstanding and higher interest income resulting from higher cash balances. In addition, fiscal 1997 other expense included a $20 million payment to settle certain class action antitrust lawsuits filed by travel agents.

FISCAL 1997 COMPARED WITH FISCAL 1996

For fiscal 1997, Delta recorded operating income of $1.5 billion and net income of $854 million ($11.39 basic and $11.03 diluted income per common share). In fiscal 1996, Delta recorded operating income of $463 million and net income of $156 million ($1.43 basic and diluted income per common share).

     As discussed previously, fiscal 1997 results include pretax restructuring and other non-recurring charges of $52 million. Fiscal 1996 results include pretax restructuring and other non-recurring charges totaling $829 million ($506 million after-tax or $9.77 per common share) related to the write-down of Delta's L-1011 fleet and certain cost reduction initiatives.

OPERATING REVENUES

Operating revenues for fiscal 1997 were $13.6 billion, up 9% from $12.5 billion in fiscal 1996. Passenger revenue increased 8%, the result of 10% growth in revenue passenger miles partially offset by a 2% decline in the passenger mile yield.

     Domestic passenger revenue increased 9%, to $10.3 billion, reflecting a 13% increase in domestic revenue passenger miles on a 6% increase in domestic capacity, and a 3% decline in the domestic passenger mile yield. Domestic traffic growth was primarily due to the Company's realignment of domestic routes which increased Delta's operations at its Atlanta and Cincinnati hubs; reduced operations by a competitor; and favorable economic conditions. The decrease in the domestic passenger mile yield was due to the use of more competitive pricing strategies and the reimposition of the U.S. transportation excise tax on March 7, 1997.

     International passenger revenue rose 1%, to $2.2 billion, due to a 3% increase in international revenue passenger miles which was largely offset by a 2% decline in the international passenger mile yield. The increase in international revenue passenger miles was primarily due to improved asset utilization and favorable economic conditions. The decrease in the international passenger mile yield was due to the Company's use of more competitive pricing strategies.

     Cargo revenues increased 6% to $554 million, reflecting a 12% increase in cargo ton miles and a 5% decline in cargo ton mile yield. Other revenues were up 68% to $535 million, mainly due to increased revenues from expanded joint marketing programs and improved results from code-sharing arrangements.

OPERATING EXPENSES

Operating expenses in fiscal 1997 totaled $12.1 billion, up 1% from $12.0 billion in fiscal 1996. Operating capacity increased 5% to 136.8 billion available seat miles, and operating cost per available seat mile decreased 4% to 8.82(cent). Excluding restructuring and other non-recurring charges, operating expenses were up 8%, and operating cost per available seat mile increased 3%. This increase was primarily due to higher salaries and related costs, aircraft fuel expense and certain traffic-related costs.

OTHER INCOME (EXPENSE)

Other expense for fiscal 1997 decreased $71 million, to $116 million, primarily due to lower interest expense and higher equity income from associated companies. Other expense for fiscal 1997 included Delta's $20 million payment to settle certain class action antitrust lawsuits filed by travel agents.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEAR 1998

During fiscal 1998, strong operating results enabled the Company to continue to strengthen its financial position. Cash and cash equivalents and short-term investments totaled $1.6 billion at June 30, 1998, compared to $1.2 billion at June 30, 1997. The principal sources of funds during fiscal 1998 were $2.9 billion of cash from operations, $402 million (including an income tax benefit of $84 million related to the exercise of stock options) from the issuance of Common Stock, primarily under the Company's broad-based employee stock option plans, and $125 million from the issuance of long-term obligations.

         During fiscal 1998, Delta invested $1.8 billion in flight equipment and $531 million in ground property and equipment. The Company also made payments of $307 million on long-term debt and capital lease obligations; paid $354 million to repurchase Common Stock; and paid cash dividends of $28 million on its Series B ESOP Convertible Preferred Stock, and $15 million on its Common Stock. The Company may repurchase additional long-term debt and Common Stock from time to time.

     As of June 30, 1998 and 1997, the Company had negative working capital of $1.2 billion. A negative working capital position is normal for Delta and does not indicate a lack of liquidity. The Company expects to meet its current and long-term obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financing and proceeds from sale and leaseback transactions. At August 14, 1998, the Company had $1.25 billion of credit available under its 1997 Bank Credit Agreement. See Note 6 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

     Long-term debt and capital lease obligations, including current maturities, totaled $1.9 billion at June 30, 1998, compared to $2.1 billion at June 30, 1997. Shareowners' equity was $4.0 billion at June 30, 1998, compared to $3.0 billion at June 30, 1997. The Company's debt-to-equity position, including current maturities, was 32% debt and 68% equity at June 30, 1998, compared to 41% debt and 59% equity at June 30, 1997.

     At August 14, 1998, there was outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta. Delta is required to purchase the Series C ESOP Notes in certain circumstances. See Note 6 of Notes to Consolidated Financial Statements.

FISCAL YEAR 1997

During fiscal 1997, the principal source of funds was $2.0 billion of cash from operations. Delta invested $1.6 billion in flight equipment and $350 million in ground property and equipment. The Company also made payments of $196 million on long-term debt and capital lease obligations; paid $379 million to repurchase Common Stock; and paid cash dividends of $29 million on its Series B ESOP Convertible Preferred Stock and $15 million on its Common Stock.

FISCAL YEAR 1996

In fiscal 1996, the principal source of funds was $1.4 billion of cash from operations. During fiscal 1996, Delta invested $639 million in flight equipment, and $297 million in ground property and equipment. The Company made payments of $440 million on long-term debt and capital lease obligations; paid cash dividends of $80 million on its Series C Convertible Preferred Stock, $30 million on its Series B ESOP Convertible Preferred Stock and $10 million on its Common Stock; and paid $66 million to repurchase Common Stock.

COMMITMENTS

Future expenditures for aircraft, engines and engine hush-kits on firm order as of August 14, 1998, are estimated to be $6.9 billion. The Company has also authorized fiscal 1999 capital expenditures of approximately $550 million for improvement of airport and office facilities, ground equipment and other assets. See Notes 7 and 8 of Notes to Consolidated Financial Statements for additional information on the Company's lease obligations and commitments.

YEAR 2000 ISSUE

Background

Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00." This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken.

Delta's Year 2000 Program

The Company's flight operations, flight support units and other business support units depend on internal and external computer systems and equipment that will be affected by the Year 2000 issue. Accordingly, achieving Year 2000 readiness is a top priority of the Company. Delta has implemented a Year 2000 program for its internal systems and equipment which has four phases: (1) identification;
(2) assessment (including prioritization); (3) remediation (including modification, upgrading and replacement); and (4) testing. The Company is also reviewing the Year 2000 readiness of third parties who provide goods or services which are essential to Delta's operations. In addition, Delta is revising its existing business interruption contingency plans to address issues specific to the Year 2000 problem. The Company's senior management and the Board of Directors receive regular updates on the status of the Company's Year 2000 program.

Safety-of-Flight Systems

The Company has completed its review of the impact of Year 2000 issues on its aircraft fleet and onboard flight support systems and has determined that there are no safety-of-flight issues with such equipment or systems. The Company has completed the assessment phase for its onboard flight management systems, which maximize operating efficiency but are not essential to the safe operation of flights, and expects to complete the remediation and testing phases for these systems by June 1999.

     The Company also uses ground-based, safety-related computer systems and equipment which are vital to the maintenance of aircraft and the control of flight operations. The identification and assessment phases are complete with respect to such systems and equipment and the Company expects to complete the remediation and testing phases by June 1999.

Critical Internal Business Systems

The Company's critical internal business systems and equipment include computer hardware, software and related equipment which are essential for customer reservations, ticketing, flight scheduling and seat inventory management; airport customer services; finance systems, such as revenue management, revenue accounting and payroll; and other functions, such as internal voice and data communications, aircraft ground handling, baggage handling, facility management and security.

     The identification and assessment phases for all of the Company's critical internal business systems and equipment are complete. The remediation phase is complete for Delta's internal customer reservations, ticketing, flight scheduling and seat inventory management systems and the Company expects to complete the testing phase for these systems by June 1999. These are the internal business systems which are the most critical for Delta to continue its operations without interruption. The Company expects to complete the remediation and testing phases for all other critical internal business systems and equipment by December 1998 and June 1999, respectively, except for customer service hardware installed at the Company's airport facilities, which will be replaced with upgraded, Year 2000-compliant hardware. The Company will begin installing this new hardware in September 1998 and expects to complete all installations by the end of the December 1999 quarter.

Interfaces with Third Parties

The Company is reviewing, and has initiated formal communications with, third parties which provide goods or services which are essential to Delta's operations in order to: (1) determine the extent to which the Company is vulnerable to any failure by such material third parties to remediate their respective Year 2000 problems; and (2) resolve such problems to the extent practicable. These entities include the suppliers of infrastructure critical to the airline industry, such as the air traffic control and related systems of the U.S. Federal Aviation Administration and international aviation authorities, the U.S. Department of Transportation and local airport authorities. Other critical third parties on which Delta relies include airlines and the suppliers of aircraft fuel, utilities, external computer reservations services, and communication services. As part of this review, the Company is actively involved in airline industry Year 2000 review efforts led by the Air Transport Association and the International Air Transport Association (IATA).

Estimated Year 2000 Costs

The Company estimates that the total cost of achieving Year 2000 readiness for its internal systems and equipment is approximately $160 million to $175 million, of which $40 million has been recognized as expense in the Company's Consolidated Statements of Operations through June 30, 1998. The Company believes a majority of the estimated total Year 2000 compliance cost will be funded by reallocating existing resources rather than incurring incremental costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

Contingency Planning

The Company is revising its existing business interruption contingency plans to address internal and external issues specific to the Year 2000 problem, to the extent practicable. Such revisions are expected to be completed by July 1999. These plans, which are intended to enable the Company to continue to operate to the extent that it can do so safely, include performing certain processes manually; repairing or obtaining replacement systems; changing suppliers; and reducing or suspending operations. The Company believes, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding (1) the Company's internal systems and equipment during the remediation and testing phases of its Year 2000 program; and (2) the status of third party Year 2000 readiness.

Possible Consequences of  Year 2000 Problems

Delta believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment or those of third parties on which Delta relies will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of Delta or third parties (which Delta believes is the most reasonably likely worst case scenario) could result in the reduction or suspension of the Company's operations and could have a material adverse effect on the Company's business or consolidated financial statements.

Forward-Looking Statements

The preceding "Year 2000 Issue" discussion contains various forward-looking statements which represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Issue" discussion, the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the remediation and testing phases of its Year 2000 program as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of governmental agencies or other third parties with respect to Year 2000 problems.

Euro Currency Issue

On January 1, 1999, eleven of the fifteen countries which are members of the European Union are scheduled to introduce a new currency unit called the "euro." Prior to the full implementation of the new currency for the participating countries on January 1, 2002, there will be a transition period during which parties may use either the existing currencies or the euro. However, all exchanges between currencies of the participating countries are required to be converted first into the euro and then into the other country's currency.

     Delta's internal customer reservations systems and business support systems and processes are currently being modified to operate effectively in the euro environment. The Company expects these modifications to be completed by the end of the December 1998 quarter. Delta also depends on third party financial institutions, computer reservation systems and IATA programs to process most of its international ticket payment and refund transactions and therefore is reviewing their respective euro-related conversion plans. Delta does not expect the implementation of the euro currency to have a material adverse impact on the Company's business or consolidated financial statements.

     Delta's expectations regarding the euro currency issue are forward-looking statements that involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the ability or willingness of third parties to convert affected systems in a timely manner; the ability of the Company to modify its systems and processes in a timely manner; and the actions of governmental agencies or other third parties with respect to euro currency issues.

OTHER MATTERS

Stock Split

In July 1998, Delta's Board of Directors approved a two-for-one Common Stock split, subject to shareowner approval of an amendment to the Company's Certificate of Incorporation to increase the number of shares of Common Stock the Company is authorized to issue and to effect the proposed split. If the amendment is approved by shareowners at Delta's October 22, 1998 annual meeting, the split would be effective for common shareowners of record at 5 p.m., eastern standard time, on November 2, 1998.

Common Stock Repurchase Programs

For information regarding the Company's Common Stock repurchase programs, see
Note 14 of Notes to Consolidated Financial Statements.

Broad-Based Employee Stock Option Plans

During fiscal 1997, the Company's shareowners approved two plans providing for the issuance of non-qualified stock options to substantially all of Delta's non-officer personnel. For additional information regarding these plans, see
Note 13 of Notes to Consolidated Financial Statements.

Change in Estimate

As a result of a review of its aircraft fleet plan and comparable industry practices, the Company increased the depreciable life of certain new generation aircraft types from 20 to 25 years. The change in estimate is effective July 1, 1998.

Alliance Agreement

On April 29, 1998, Delta and United Air Lines, Inc. (United) entered into a marketing alliance agreement (Agreement) pursuant to which the two airlines would engage in code-sharing arrangements, reciprocal frequent flyer programs and other areas of marketing cooperation.

     The implementation of the code-sharing aspects of the Agreement is subject to the approval of both companies' pilot unions. In August 1998, Delta's Board of Directors (Board) decided not to grant the request of the Delta pilot union for a voting seat on the Board. Following this decision, the Delta pilot union said it would no longer consider the approval of the code-sharing aspects of the Agreement. As a result, Delta has discontinued consideration of code-sharing arrangements with United.

     On September 1, 1998, Delta and United began reciprocal frequent flyer program participation.

Personnel Matters

On May 1, 1996, the Company and the Air Line Pilots Association, International
(ALPA) entered into a new collective bargaining agreement covering the rates of pay, rules and working conditions of the Company's approximately 8,800 pilots. The contract, which becomes amendable on May 2, 2000, provides in part (1) that if the Company operates an aircraft type (New Equipment) for which the rates of pay, rules and working conditions (collectively, Pay Rates) are not set forth in the collective bargaining agreement, the Company and ALPA will negotiate the Pay Rates applicable to the New Equipment; (2) that pilots will fly the New Equipment whether or not Pay Rates for the equipment have been agreed upon; but
(3) that the pilots' obligation to fly the New Equipment will end if Pay Rates have not been agreed upon within six months after the Company places the New Equipment into operation.

     The Company has placed orders to purchase the following aircraft types, each of which constitutes New Equipment under the collective bargaining agreement: B-737-600/700/800 aircraft; B-777-200 aircraft; and B-767-400 aircraft. Delta plans to place these aircraft types in service shortly after their delivery, which is expected to begin in October 1998,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
DELTA AIR LINES, INC.

March 1999, and May 2000, respectively. In addition, the Company is leasing from a third party eight B-737-300 aircraft and has agreed, subject to certain conditions, to lease one additional B-737-300 aircraft which also constitutes New Equipment under the collective bargaining agreement. The Company placed the first of these leased aircraft in service in July 1998.

     In October 1997, the Company and ALPA began discussions on the Pay Rates applicable to B-737-600/700/800 aircraft and the nine B-737-300 aircraft discussed above. ALPA has announced plans to request pilots not to fly these aircraft types subsequent to the six-month period after such aircraft are initially placed in service unless and until Pay Rates for these aircraft are agreed upon. Additionally, in January 1998, the Company's pilots voted to authorize ALPA to assess pilots 1% of their gross pay for up to nine months to finance a contingency fund for pilots who would have flown these aircraft.

     On June 23, 1998, the Company and ALPA reached an agreement regarding Pay Rates applicable to the B-737 aircraft discussed above (B-737 Agreement). The B-737 Agreement is subject to the approval of Delta's pilots. ALPA is planning to distribute ballots to pilots beginning in September to vote on the B-737 Agreement, and to announce the results of the voting in October. The outcome of this matter cannot presently be determined.

Governmental Matters

On April 6, 1998, the U.S. Department of Transportation (DOT) published a proposed statement of enforcement policy to address DOT concerns that major carriers are taking actions designed to exclude new entrants in certain airline markets, particularly at hub airports. The proposed DOT guidelines focus on unreasonable price cuts and/or capacity increases by major carriers in response to entry by new carriers at hub airports, and whether the major carrier could have pursued a more reasonable alternative strategy for competing with the new entrant. The proposed policy, if adopted, could adversely affect Delta's ability to respond to competitive challenges by new entrant carriers.

Competitive Environment

Delta expects that low-fare competition will continue in domestic and international markets. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve the passenger mile yield, Delta's operating results will be adversely affected.

Environmental and Legal Contingencies

The Company is a defendant in certain legal actions relating to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning the Company's business. Although the ultimate outcome of these matters cannot be predicted with certainty, management believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial statements.

Forward-Looking Information

Delta and its representatives may make forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about the Company and its business from time to time, either orally or in writing. These forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. It is not possible to list all of the many factors and events that could cause the actual results to differ materially from the projected results. Such factors and events may include, but are not limited to: (1) competitive factors such as the airline pricing environment and the capacity decisions of other airlines;
(2) general economic conditions; (3) changes in aircraft fuel prices; (4) fluctuations in foreign currency exchange rates; (5) actions by the United States and foreign governments; and (6) the willingness of customers to travel.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 130 establishes standards
for the reporting and presentation of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments. Delta is required to adopt both SFAS 130 and SFAS 131 in fiscal 1999. The adoption of SFAS 130 and SFAS 131 will not have a material effect on the Company's financial statements.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), which defines the type of costs related to such activities that should be capitalized versus expensed as incurred.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires all costs incurred in the start-up of a new business or business segment to be expensed as incurred.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133), which establishes accounting and reporting standards for derivatives and hedging activities.

     Delta is required to adopt SOP 98-1, SOP 98-5 and SFAS 133 in fiscal 2000. The adoption of these statements is not expected to have a material impact on the Company's financial statements.

MARKET RISKS ASSOCIATED WITH
FINANCIAL INSTRUMENTS

Commodity Price Risk

The Company's results of operations are significantly impacted by changes in the price of aircraft fuel. During fiscal 1998, aircraft fuel accounted for 12% of the Company's operating expenses. Based on the Company's fiscal 1999 projected aircraft fuel consumption of 2.7 billion gallons, a one-cent change in the average annual price per gallon of aircraft fuel would impact Delta's annual aircraft fuel expense by approximately $27 million. The Company uses fuel swap and option contracts to manage aircraft fuel price risk. At June 30, 1998, the Company had entered into hedge agreements for 2.1 billion gallons of its projected fiscal 1999 aircraft fuel requirements. (See Note 4 of Notes to Consolidated Financial Statements.)

Equity Price Risk

At June 30, 1998, the quoted fair value of Delta's equity investments in ASA Holdings, Inc., Comair Holdings, Inc., Singapore Airlines Limited, SAirGroup and SkyWest, Inc. was approximately $1.3 billion.

     The aggregate unrealized gain from these investments was $785 million at June 30, 1998. The market risk associated with these equity investments is the potential loss in fair value resulting from a decrease in market prices. In addition, Delta has exposure to foreign currency exchange rate risk relating to its investments in Singapore Airlines and SAirGroup. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations and cash investment portfolio.

     At June 30, 1998, the fair value of the Company's long-term fixed-rate debt was estimated at approximately $1.9 billion using quoted market prices where available, or discounted cash flow analyses. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. A 10% decrease in assumed interest rates would increase the fair value of Delta's long-term debt by approximately $117 million.

     Based on the Company's average balance of cash equivalents and short-term investments during fiscal 1998, a 10% decrease in the average interest rate experienced in fiscal 1998 would not materially impact Delta's annual interest income.

Foreign Currency Exchange Rate Risk

Delta is exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency denominated transactions. Based on the Company's average net currency positions in fiscal 1998, the potential loss due to a 10% adverse change in foreign currency exchange rates is immaterial. The Company enters into certain foreign exchange forward contracts, generally with maturities of less than two months, to manage its foreign currency exchange rate risk. The principal amount of such contracts was approximately $26 million at June 30, 1998.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 AND 1997
DELTA AIR LINES, INC.


ASSETS                                                                             1998          1997
------------------------------------------------------------------------------------------------------
(In Millions)
Current Assets:
   Cash and cash equivalents                                                      $ 1,077      $   662
   Short-term investments                                                             557          508
   Accounts receivable, net of allowance for uncollectible accounts of
     $36 at June 30, 1998 and $48 at June 30, 1997                                    938          943
   Deferred income taxes                                                              464          413
   Prepaid expenses and other                                                         326          341
------------------------------------------------------------------------------------------------------
       Total current assets                                                         3,362        2,867
------------------------------------------------------------------------------------------------------

Property and Equipment:
   Flight equipment                                                                11,180        9,619
     Less:  Accumulated depreciation                                                3,895        3,510
------------------------------------------------------------------------------------------------------
                                                                                    7,285        6,109
------------------------------------------------------------------------------------------------------

   Flight equipment under capital leases                                              515          523
     Less:  Accumulated amortization                                                  216          176
------------------------------------------------------------------------------------------------------
                                                                                      299          347
------------------------------------------------------------------------------------------------------

   Ground property and equipment                                                    3,285        3,032
     Less: Accumulated depreciation                                                 1,854        1,758
------------------------------------------------------------------------------------------------------
                                                                                    1,431        1,274
------------------------------------------------------------------------------------------------------
       Advance payments for equipment                                                 306          312
------------------------------------------------------------------------------------------------------
       Total property and equipment                                                 9,321        8,042
------------------------------------------------------------------------------------------------------

Other Assets:
   Marketable equity securities                                                       424          432
   Deferred income taxes                                                             --            103
   Investments in associated companies                                                326          299
   Cost in excess of net assets acquired, net of accumulated amortization of
     $112 at June 30, 1998 and $102 at June 30, 1997                                  265          275
   Leasehold and operating rights, net of accumulated amortization of
     $209 at June 30, 1998 and $199 at June 30, 1997                                  124          134
   Other                                                                              781          589
------------------------------------------------------------------------------------------------------
       Total other assets                                                           1,920        1,832
------------------------------------------------------------------------------------------------------
Total assets                                                                      $14,603      $12,741
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------



LIABILITIES AND SHAREOWNERS' EQUITY                                                     1998            1997
-------------------------------------------------------------------------------------------------------------
(In Millions, Except Share Data)
Current Liabilities:
   Current maturities of long-term debt                                               $     67       $    236
   Current obligations under capital leases                                                 63             62
   Accounts payable and miscellaneous accrued liabilities                                2,025          1,691
   Air traffic liability                                                                 1,667          1,418
   Accrued rent                                                                            202            213
   Accrued salaries and vacation pay                                                       553            463
-------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                         4,577          4,083
-------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities:
   Long-term debt                                                                        1,533          1,475
   Postretirement benefits                                                               1,873          1,839
   Accrued rent                                                                            651            602
   Capital leases                                                                          249            322
   Deferred income taxes                                                                   262           --
   Other                                                                                   511            406
-------------------------------------------------------------------------------------------------------------
       Total noncurrent liabilities                                                      5,079          4,644
-------------------------------------------------------------------------------------------------------------
Deferred Credits:
   Deferred gain on sale and leaseback transactions                                        694            746
   Manufacturers' and other credits                                                         55            105
-------------------------------------------------------------------------------------------------------------
                                                                                           749            851
-------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 6, 7, 8 and 9)

Employee Stock Ownership Plan Preferred Stock:
   Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; issued and outstanding 6,603,429 shares at June 30, 1998
     and 6,668,248 shares at June 30, 1997                                                 475            480
   Unearned compensation under employee stock ownership plan                              (300)          (324)
-------------------------------------------------------------------------------------------------------------
                                                                                           175            156
-------------------------------------------------------------------------------------------------------------
Shareowners' Equity:
   Common stock, $3.00 par value; authorized 150,000,000 shares; issued
     88,283,089 shares at June 30, 1998 and 83,645,047 shares at June 30, 1997             265            251
   Additional paid-in capital                                                            3,034          2,645
   Retained earnings                                                                     1,687            711
   Net unrealized gain on marketable equity securities                                      89            101
   Treasury stock at cost, 13,057,892 shares at June 30, 1998 and
     9,949,060 shares at June 30, 1997                                                  (1,052)          (701)
-------------------------------------------------------------------------------------------------------------
       Total shareowners' equity                                                         4,023          3,007
-------------------------------------------------------------------------------------------------------------

Total liabilities and shareowners' equity                                             $ 14,603       $ 12,741
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Consolidated Balance
Sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.


(In Millions, Except Per Share Data)                              1998            1997            1996
--------------------------------------------------------------------------------------------------------
Operating Revenues:
   Passenger                                                    $ 12,976       $ 12,505       $ 11,616
   Cargo                                                             582            554            521
   Other, net                                                        580            535            318
------------------------------------------------------------------------------------------------------
       Total operating revenues                                   14,138         13,594         12,455
------------------------------------------------------------------------------------------------------
Operating Expenses:
   Salaries and related costs                                      4,850          4,534          4,206
   Aircraft fuel                                                   1,507          1,722          1,464
   Passenger commissions                                             980          1,017          1,042
   Depreciation and amortization                                     861            710            634
   Contracted services                                               694            630            704
   Other selling expenses                                            681            677            594
   Landing fees and other rents                                      649            649            627
   Aircraft rent                                                     552            547            555
   Aircraft maintenance materials and outside repairs                495            434            376
   Passenger service                                                 450            389            368
   Restructuring and other non-recurring charges                    --               52            829
   Other                                                             726            702            593
------------------------------------------------------------------------------------------------------
       Total operating expenses                                   12,445         12,063         11,992
------------------------------------------------------------------------------------------------------
Operating Income                                                   1,693          1,531            463

Other Income (Expense):
   Interest expense                                                 (186)          (207)          (269)
   Interest capitalized                                               38             33             26
   Interest income                                                    79             63             86
   Miscellaneous income (expense), net                                24             (5)           (30)
------------------------------------------------------------------------------------------------------
                                                                     (45)          (116)          (187)
------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                         1,648          1,415            276
Income Taxes Provided                                               (647)          (561)          (120)
------------------------------------------------------------------------------------------------------
Net Income                                                         1,001            854            156
Preferred Stock Dividends                                            (11)            (9)           (82)
------------------------------------------------------------------------------------------------------
Net Income Available to Common Shareowners                      $    990       $    845       $     74
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Basic Income Per Common Share                                   $  13.28       $  11.39       $   1.43
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Diluted Income Per Common Share                                 $  12.68       $  11.03       $   1.43
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.


(In Millions)                                                                   1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                                                      $ 1,001       $   854       $   156
   Adjustments to reconcile net income to cash provided
     by operating activities:
     Restructuring and other non-recurring charges                                    --              52           829
     Depreciation and amortization                                                     861           710           634
     Deferred income taxes                                                             294           240           (57)
     Rental expense less than rent payments                                            (17)          (58)          (32)
     Pension, postretirement and postemployment expense in excess
       of (less than) payments                                                         179            92           (67)
   Changes in certain current assets and liabilities:
     Decrease (increase) in accounts receivable                                          5            25          (213)
     Decrease (increase) in prepaid expenses and other
       current assets                                                                   15           (31)          (47)
     Increase in air traffic liability                                                 249             4           271
     Increase (decrease) in other payables and accrued expenses                        330           186           (91)
   Other, net                                                                           (1)          (35)            8
----------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                   2,916         2,039         1,391
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Property and equipment additions:
     Flight equipment, including advance payments                                   (1,760)       (1,598)         (639)
     Ground property and equipment                                                    (531)         (350)         (297)
   Decrease (increase) in short-term investments, net                                  (43)           (1)           22
   Proceeds from sale of flight equipment                                               10             8            26
----------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                      (2,324)       (1,941)         (888)
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Payments on long-term debt and capital lease obligations                           (307)         (196)         (440)
   Cash dividends                                                                      (43)          (44)         (120)
   Issuance of long-term obligations                                                   125          --            --
   Issuance of Common Stock                                                            318            38            35
   Income tax benefit from exercise of stock options                                    84          --            --
   Repurchase of Common Stock                                                         (354)         (379)          (66)
----------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                                        (177)         (581)         (591)
----------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                   415          (483)          (88)
Cash and cash equivalents at beginning of fiscal year                                  662         1,145         1,233
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of fiscal year                                    $ 1,077       $   662       $ 1,145
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.


                                                                                                    Unrealized
                                                                              Additional  Retained  Gain (Loss)
                                                                    Common     Paid-In    Earnings  on Equity   Treasury
(In Millions, Except Share Data)                                     Stock     Capital    (Deficit) Securities    Stock     Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                           $   164    $ 2,016    $  (184)   $    83    $  (252)   $ 1,827
Fiscal Year 1996:
   Net income                                                         --         --          156       --         --          156
   Dividends on Series C Convertible Preferred Stock                  --         --          (74)      --         --          (74)
   Dividends on Common Stock ($0.20 per share)                        --         --          (10)      --         --          (10)
   Dividends on Series B ESOP Convertible
     Preferred Stock  allocated shares                                --         --           (8)      --         --           (8)
   Issuance of 719,562 shares of Common Stock under
     dividend reinvestment and stock  purchase plan
     and stock options ($58.15 per share)                                2         40       --         --           (5)        37
   Issuance of 6,861,377 shares of Common Stock on
     conversions of Series C Preferred Stock ($64.37 per share)         21        (21)      --         --         --         --
   Issuance of 10,147,952 shares of Common Stock
     on conversions of 3.23% Convertible
     Subordinated Notes ($61.17 per share)                              30        592       --         --         --          622
   Transfer of 176,794 shares of Common Stock
     from treasury under ESOP and stock
     incentive plan ($67.77 per share)                                --         --            1       --           12         13
   Repurchase of 821,300 common shares ($80.00 per share)             --         --         --         --          (66)       (66)
   Net unrealized gain on marketable equity securities and other      --         --         --           43       --           43
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                               217      2,627       (119)       126       (311)     2,540
---------------------------------------------------------------------------------------------------------------------------------
Fiscal Year 1997:
   Net income                                                         --         --          854       --         --          854
   Dividends on Common Stock ($0.20 per share)                        --         --          (15)      --         --          (15)
   Dividends on Series B ESOP Convertible
     Preferred Stock  allocated shares                                --         --           (9)      --         --           (9)
   Issuance of 748,492 shares of Common Stock under
     dividend reinvestment and stock purchase plan
     and stock options ($65.22 per share)                                2         47       --         --           (7)        42
   Issuance of 10,629,465 shares of Common Stock on
     conversions of Series C Preferred Stock ($64.38 per share)         32        (32)      --         --         --          --
   Repurchase of 5,378,700 common shares ($70.53 per share)           --         --         --         --         (379)      (379)
   Net unrealized loss on marketable equity securities and other      --            3       --          (25)        (4)       (26)
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                               251      2,645        711        101       (701)     3,007
---------------------------------------------------------------------------------------------------------------------------------
Fiscal Year 1998:
   Net income                                                         --         --        1,001       --         --        1,001
   Dividends on Common Stock ($0.20 per share)                        --         --          (15)      --         --          (15)
   Dividends on Series B ESOP Convertible
     Preferred Stock allocated shares                                 --         --          (11)      --         --          (11)
   Issuance of 4,638,042 shares of Common Stock under
     dividend reinvestment and stock purchase plan
     and stock options ($68.56 per share)                               14        304       --         --         --          318
   Repurchase of 3,158,373 common shares
     ($112.08 per share)                                              --         --         --         --         (354)      (354)
   Income Tax Benefit from exercise of stock options                  --           84       --         --         --           84
   Transfer of 49,541 shares of Common Stock from treasury
     under stock incentive plan ($77.17 per share)                    --         --         --         --            3          3
   Net unrealized loss on marketable equity securities and other      --            1          1        (12)      --          (10)
---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                                           $   265    $ 3,034    $ 1,687    $    89    $(1,052)   $ 4,023
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier providing scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. At August 1, 1998, Delta served 148 domestic cities in 42 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 46 cities in 31 foreign countries.

Basis of Presentation - The consolidated financial statements include the accounts of Delta Air Lines, Inc. and its wholly owned subsidiaries (Delta or the Company). All significant intercompany account balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year financial statement presentation.

Use of Estimates - The Company follows generally accepted accounting principles
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Changes - During fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (SFAS 128), and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). (See Notes 11 and 10, respectively.) During fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). (See Note 13.)

Cash and Cash Equivalents - Investments with an original maturity of three months or less are classified as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

Short-Term Investments - Cash in excess of operating requirements is invested in short-term, highly liquid investments. These investments are classified as available-for-sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), and are stated at fair value. (See Note 2.)

Depreciation and Amortization - Effective July 1, 1998, the Company increased the depreciable life of certain new generation aircraft types from 20 to 25 years. Owned flight equipment is depreciated on a straight-line basis to a residual value equal to 5% of cost. Flight equipment under capital leases is amortized on a straight-line basis over the original terms of the respective leases, which generally range from 4 to 11 years. Ground property and equipment are depreciated on a straight-line basis over their estimated service lives, which range from 3 to 30 years. Costs assigned to the purchase of leasehold rights and landing slots are amortized over the lives of the respective leases at the associated airports. Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years.

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

Investments in Associated Companies - The Company's investments in the following companies are accounted for under the equity method: WORLDSPAN, L.P. (WORLDSPAN), a computer reservations system partnership; ASA Holdings, Inc.
(ASA), the parent of Atlantic Southeast Airlines, Inc.; Comair Holdings, Inc. (Comair), the parent of Comair, Inc.; and Empresa de Transporte Aereo del Peru, S.A., Aeroperu (Aeroperu). Effective July 1997, the Company began accounting for its investment in SkyWest, Inc. (SkyWest), the parent of SkyWest Airlines, Inc., under the cost method. (See Note 2.) Atlantic Southeast Airlines, Inc., Comair, Inc., and SkyWest Airlines, Inc. are participants in the Delta Connection program.

Cost in Excess of Net Assets Acquired - The cost in excess of net assets acquired (goodwill), which is being amortized over 40 years, is primarily related to the Company's acquisition of Western Air Lines, Inc. in December 1986.

Frequent Flyer Program - The Company accrues the estimated incremental cost of providing free travel awards earned under its SkyMiles(R) frequent flyer program when free travel

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

award levels are achieved. The accrued incremental cost is included in accounts payable and miscellaneous accrued liabilities in the Company's Consolidated Balance Sheets. The Company also sells mileage credits to participating partners in the SkyMiles-Registered Trademark- program such as hotels, car rental agencies and credit card companies. The resulting revenue is recorded as other operating revenue in the Company's Consolidated Statements of Operations during the period in which the credits are sold.

Passenger and Cargo Revenues - Passenger ticket sales are recorded as air traffic liability in the Company's Consolidated Balance Sheets. Passenger and cargo revenues are recognized when the transportation is provided, reducing the air traffic liability, as applicable.

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

Advertising Costs - Advertising costs are expensed when incurred and are included as a component of other selling expense. Advertising expense for fiscal 1998, 1997 and 1996 was $105 million, $121 million and $109 million, respectively.

Foreign Currency Remeasurement - Assets and liabilities denominated in foreign currencies are remeasured generally at exchange rates in effect at the balance sheet date, except fixed assets are recorded at exchange rates in effect when the assets were acquired. The resulting foreign exchange gains and losses are recognized as a component of miscellaneous income (expense). Revenues and expenses from foreign operations are recorded using applicable average monthly exchange rates prevailing during the year, except depreciation and amortization charges are recorded at the exchange rate in effect when the related assets were acquired.

Stock-Based Compensation - The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized for a stock option grant if the exercise price of the stock option at the measurement date is equal to or greater than the fair market value of the Common Stock on the date of grant. (See Note 13.)

2. FINANCIAL INSTRUMENTS
All financial instruments, except long-term debt, are carried at fair value or have a carrying value which approximates fair value.

Long-Term Debt - The fair values and carrying values of long-term debt, including current maturities, at June 30, 1998 and 1997, were as follows:


(In Billions)                                1998      1997
-------------------------------------------------------------
Fair value                                   $1.9      $1.8
Carrying value                                1.6       1.7
-------------------------------------------------------------

     These values are based on quoted market prices, where available, or discounted cash flow analyses.

Marketable Equity Securities - Effective July 1, 1997, the Company began accounting for its investment in SkyWest under the cost method due to dilution in the Company's equity ownership in SkyWest. The Company's investments in Singapore Airlines Limited (Singapore Airlines), SAirGroup (formerly Swissair, Swiss Air Transport Company Ltd.) and SkyWest are classified as available-for-sale under SFAS 115 and are recorded at fair value. The following table summarizes the Company's investments in Singapore Airlines, SAirGroup and
SkyWest:


                       Quoted       Cost     Unrealized
(In Millions)        Fair Value     Basis    Gain (Loss)
-----------------------------------------------------------
                      June 30,                 June 30,
                    1998    1997            1998     1997
-----------------------------------------------------------
Singapore Airlines  $165    $315    $181    $(16)    $134
SAirGroup           $172    $117   $  85    $ 87    $  32
SkyWest             $ 87     N/A*  $  14    $ 73      N/A*
-----------------------------------------------------------

* Prior to fiscal 1998, the Company accounted for its investment in SkyWest under the equity method. (See Note 3.)

  The aggregate unrealized gains, net of the related deferred tax provision, of these investments at June 30, 1998 and 1997 are reflected in shareowners' equity. Delta's right to vote, to transfer or to acquire additional shares of the stock of Singapore Airlines and SAirGroup is subject to certain restrictions.

Short-Term Investments - The Company invests its cash in excess of operating requirements in short-term, highly-liquid investments. These investments are classified as available-for-sale securities, have an average stated maturity of eight months, and are recorded as short-term investments in the Company's Consolidated Balance Sheets. The aggregate fair value of these investments was $557 million and $508 million at June 30, 1998 and 1997, respectively. Unrealized gains and losses from these investments, net of deferred taxes, are reflected in shareowners' equity. Such amounts were immaterial at June 30, 1998 and 1997.

3. INVESTMENTS IN ASSOCIATED COMPANIES

The Company's percentage ownership and quoted fair value (where applicable) of its investment in associated companies at June 30, 1998, and equity earnings (losses) for fiscal 1998, 1997 and 1996, were as follows:


                              Quoted
                  Percentage   Fair
Investment         Ownership   Value   1998    1997   1996
----------------------------------------------------------
                                            (In Millions)
WORLDSPAN             38%       N/A       14   $23    $(5)
ASA                   27       $397       17    15     13
Comair                21        434       25    16     13
Aeroperu              35        N/A        -     -      -
SkyWest               13         87      N/A     2      1
----------------------------------------------------------

4. RISK MANAGEMENT

Fuel Price Risk Management -- Delta enters into fuel swap and option contracts up to one year in duration to manage risk associated with changes in aircraft fuel prices. Under these contracts, Delta receives or makes payments based on differences between fixed and variable prices for certain fuel commodities. Gains and losses from fuel swap and option contracts are deferred and recognized as a component of fuel expense when the underlying fuel being hedged is used. Premiums paid to enter into hedging contracts are recorded as a prepaid expense and amortized to fuel expense over the respective contract period. At June 30, 1998, the Company had entered into hedge agreements for 2.1 billion gallons of its projected fiscal 1999 aircraft fuel requirements. At June 30, 1998, unrealized gains and losses from these contracts were immaterial.

Foreign Exchange Risk Management - Delta enters into foreign exchange forward contracts, generally with maturities of less than two months, to manage risk associated with its net foreign currency denominated positions. The principal amount, which approximates fair value, of outstanding foreign exchange forward contracts was approximately $26 million at June 30, 1998. Gains and losses resulting from foreign exchange forward contracts are recognized as a component of miscellaneous income (expense).

Credit Risks - To manage credit risk associated with its fuel price risk and foreign exchange risk management programs, the Company selects counterparties based on their credit ratings, limits its exposure to any one counterparty under defined guidelines, and monitors the market position of the program and its relative market position with each counterparty.

Concentration of Credit Risk - Delta's accounts receivable are generated primarily from airline ticket and cargo service sales to individuals and various commercial enterprises that are economically and geographically dispersed, and the accounts receivable are generally short-term in duration. Accordingly, Delta does not believe it is subject to any significant concentration of credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

5. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 30, 1998 and 1997 are a result of temporary differences related to the items described below:


(In Millions)                              1998      1997
---------------------------------------------------------
Deferred Tax Assets:
  Postretirement benefits                $  756    $  741
  Other employee benefits                   405       328
  Gains on sale and leaseback
   transactions (net)                       257       302
  Rent expense                              200       212
  Spare parts repair expense                139       122
  Alternative minimum tax
   credit carryforwards                     107       216
  Other                                     159       212
---------------------------------------------------------
     Total Deferred Tax Assets           $2,023    $2,133
---------------------------------------------------------

Deferred Tax Liabilities:
  Depreciation and amortization          $1,446    $1,239
  Other                                     375       378
---------------------------------------------------------
     Total Deferred Tax Liabilities      $1,821    $1,617
---------------------------------------------------------
---------------------------------------------------------


     Income taxes provided in fiscal 1998, 1997 and 1996 consisted of:


(In Millions)                   1998       1997      1996
----------------------------------------------------------
Current taxes                  $(353)     $(321)    $(177)
Deferred taxes                  (298)      (244)       54
Tax benefit of dividends on
  allocated Series B ESOP
  Convertible Preferred Stock      4          4         3
----------------------------------------------------------
Income taxes provided          $(647)     $(561)    $(120)
----------------------------------------------------------
----------------------------------------------------------

     The income tax provisions generated for fiscal 1998, 1997 and 1996 differ from amounts which would result from applying the federal statutory tax rate to pretax income, as follows:


(In Millions)                        1998       1997     1996
---------------------------------------------------------------
Income before income taxes          $1,648     $1,415   $  276
Items not deductible for
  tax purposes:
   Meals and entertainment              42         39       36
   Amortization                          9          9        9
   Other, net                          (27)       (17)      (8)
---------------------------------------------------------------
Adjusted pretax income               1,672      1,446      313
Federal statutory tax rate              35%        35%      35%
---------------------------------------------------------------
Income tax provision at
  statutory rate                      (585)      (506)    (110)
State and other income taxes, net
  of federal income tax provision      (62)       (55)     (10)
---------------------------------------------------------------
Income taxes provided              $  (647)   $  (561)   $(120)
---------------------------------------------------------------
---------------------------------------------------------------

     The Company made income tax payments, net of income tax refunds, of $244 million in fiscal 1998, $336 million in fiscal 1997 and $192 million in fiscal 1996.

6. LONG-TERM DEBT

At June 30, 1998 and 1997, the Company's long-term debt (including current maturities) was as follows:

(In Millions)                                                                                            1998      1997
---------------------------------------------------------------------------------------------------------------------------
9 7/8% Notes, unsecured, due January 1, 1998                                                            $  --     $ 207
Medium-Term Notes, Series A and B, unsecured, interest rates from
  7.79% to 9.15%; maturities ranging from 1998 to 2007                                                     128      157
9 7/8% Notes, unsecured, due May 15, 2000                                                                  142      142
8 1/2% Notes, unsecured, due March 15, 2002                                                                 71       71
8.10% Series C Guaranteed Serial ESOP Notes, unsecured, due in installments between 2002 and 2009          290      290
Development Authority of Fulton County, unsecured loan agreement, due $10 million on November 1, 2007
  and $20 million on November 1, 2012. Interest rates from 6.85% to 6.95%                                   30       30
10 1/8% Debentures, unsecured, due May 15, 2010                                                            113      113
10 3/8% Debentures, unsecured, due February 1, 2011                                                        175      175
Development Authority of Fulton County, unsecured loan agreement, due $19 million on May 1, 2013,
  $85 million on May 1, 2023, and $21 million on May 1, 2033. Interest rates from 5.30% to 5.50%           125       -
9% Debentures, unsecured, due May 15, 2016                                                                 101      101
7 5/8% Development Authority of Clayton County, unsecured loan agreement, due on January 1, 2020            45       45
9 3/4% Debentures, unsecured, due May 15, 2021                                                             250      250
9 1/4% Debentures, unsecured, due March 15, 2022                                                            64       64
10 3/8% Debentures, unsecured, due December 15, 2022                                                        66       66
-----------------------------------------------------------------------------------------------------------------------
     Total                                                                                               1,600    1,711
Less: Current maturities                                                                                    67      236
-----------------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                                               $1,533  $ 1,475
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

     Under its 1997 Bank Credit Agreement with a group of banks, the Company may borrow up to $1.25 billion on an unsecured and revolving basis until May 1, 2002, subject to compliance with certain conditions. Up to $700 million of this facility may be used for the issuance of letters of credit. The interest rate under this facility is, at the Company's option, the London Interbank Offered Rate or the prime rate, in each case plus a margin which is subject to adjustment based on certain changes in the credit ratings of the Company's long-term senior unsecured debt. The Company also has the option to obtain loans through a competitive bid procedure. The 1997 Bank Credit Agreement contains certain covenants that restrict the Company's ability to grant liens, to incur or guarantee debt and to enter into flight equipment leases. It also provides that if there is a change of control (as defined) of the Company, the banks' obligation to extend credit terminates, any amounts outstanding become immediately due and payable and the Company will immediately deposit cash collateral with the banks in an amount equal to all outstanding letters of credit. At August 14, 1998, no borrowings or letters of credit were outstanding under the 1997 Bank Credit Agreement.

     At June 30, 1998, there were outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes), which are guaranteed by Delta and are payable in installments between July 1, 2002 and January 1, 2009. The Series C ESOP Notes were issued under note purchase agreements (1) which require Delta to purchase the Series C ESOP Notes at the option of the holders thereof (Noteholders) if the credit rating of Delta's long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (Purchase Event); but (2) which provide that Delta has no obligation to purchase the Series C ESOP Notes under the note purchase agreements so long as Delta obtains, within 127 days of a Purchase Event, certain credit enhancements (Approved Credit Enhancement) that result in the Series C ESOP Notes being rated A3 or higher by Moody's and A- or higher by Standard & Poor's (Required Ratings). If Delta is required to purchase the Series C ESOP Notes because of the occurrence of a Purchase Event, such purchase would be made at a price (Purchase Price) equal to the outstanding principal amount of the Series C ESOP Notes being purchased, together

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

with accrued interest and a Make Whole Premium Amount. The Make Whole Premium Amount is based on, among other factors, the yield to maturity of U.S. Treasury notes having maturities equal to the remaining average life to maturity of the Series C ESOP Notes as of the date Delta purchases the Series C ESOP Notes.

     On May 11, 1993, a Purchase Event occurred, and Delta became obligated to purchase on September 15, 1993 any Series C ESOP Notes tendered to it. Prior to September 15, 1993, Delta obtained an Approved Credit Enhancement in the form of a letter of credit to credit enhance the Series C ESOP Notes. This letter of credit was issued in favor of Wilmington Trust Company, as trustee (Trustee), under Delta's then-existing bank credit agreement. Due to the issuance of this letter of credit, the Series C ESOP Notes received the Required Ratings, and Delta no longer had an obligation to purchase the Series C ESOP Notes as a result of the Purchase Event that occurred on May 11, 1993.

     On June 6, 1996, the Company entered into a credit agreement with ABN AMRO Bank, N.V. and a group of banks (Letter of Credit Facility) which, as amended, provides for the issuance of letters of credit for up to $500 million in stated amount to credit enhance the Series C ESOP Notes. The Letter of Credit Facility contains negative covenants and a change of control provision that are substantially similar to those contained in the 1997 Bank Credit Agreement. In the event of any drawing under the Letter of Credit Facility, Delta is required, at its election, (1) to immediately repay the amount drawn; or (2) to convert its reimbursement obligation to a loan for a period not to exceed one year at varying rates of interest. On June 6, 1996, Delta obtained a letter of credit under the Letter of Credit Facility to replace the letter of credit issued under its then-existing bank credit agreement to credit enhance the Series C ESOP Notes. The Letter of Credit Facility expires June 6, 2000.

     At August 14, 1998, the face amount of the letter of credit issued under the Letter of Credit Facility was $445 million. It covers the $290 million outstanding principal amount of the Series C ESOP Notes, up to $123 million of Make Whole Premium Amount and approximately one year of interest on the Series C ESOP Notes.

     An Indenture of Trust, dated August 1, 1993 (Indenture), among Delta, the Trustee, and Fidelity Management Trust Company, as ESOP trustee, contains certain terms and conditions relating to any letter of credit used to credit enhance the Series C ESOP Notes. The Indenture requires the Trustee to draw under the letter of credit to make regularly scheduled payments of principal and interest on the Series C ESOP Notes. The Indenture also requires the Trustee to draw under the letter of credit to purchase the Series C ESOP Notes in certain circumstances in which Delta would not be required to purchase the Series C ESOP Notes under the note purchase agreements. Subject to certain conditions, the Indenture requires the Trustee to purchase the Series C ESOP Notes at the Purchase Price at the option of the Noteholders in the event that (1) the Required Ratings on the Notes are not maintained; (2) the letter of credit is not extended 20 days before its scheduled expiration date; (3) Delta elects to terminate the letter of credit; or (4) the Trustee receives notice that there has occurred an event of default under the credit agreement relating to the letter of credit; unless, generally within 10 days of any such event, the Series C ESOP Notes receive the Required Ratings due to Delta's obtaining a substitute credit enhancement or otherwise.

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

     Subject to certain conditions, the Indenture does not permit the Trustee to purchase the Series C ESOP Notes at the option of the Noteholders if the Series C ESOP Notes receive the Required Ratings without the benefit of a credit enhancement. The Series C ESOP Notes are not likely to receive the Required Ratings absent a credit enhancement unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 14, 1998, Delta's long-term senior unsecured debt was rated Baa3 by Moody's and BBB- by Standard & Poor's.




     At June 30, 1998, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:



Years Ending June 30
(In Millions)                             Amount
------------------------------------------------
1999                                      $  67
2000                                        142
2001                                          -
2002                                         75
2003                                         43
------------------------------------------------

  The Company's debt agreements contain certain restrictive covenants, but do not limit the payment of dividends on the Company's capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit the Company's ability to pay cash dividends on the Company's Common Stock (Common Stock) in certain circumstances. (See Note 12.)

     Cash payments for interest, net of interest capitalized, totaled $152 million in fiscal 1998; $171 million in fiscal 1997; and $232 million in fiscal 1996.

7. LEASE OBLIGATIONS

The Company leases certain aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. Rent expense is generally recorded on a straight-line basis over the lease term. Amounts charged to rental expense for operating leases were $0.9 billion in fiscal 1998, 1997 and 1996.

     At June 30, 1998, the Company's minimum rental commitments under capital leases (primarily aircraft) and noncancelable operating leases with initial or remaining terms of more than one year were as follows:

Years Ending June 30                               Capital Operating
(In Millions)                                       Leases    Leases
--------------------------------------------------------------------
1999                                               $   100   $   950
2000                                                    67       950
2001                                                    57       940
2002                                                    57       960
2003                                                    48       960
After 2003                                              71    10,360
--------------------------------------------------------------------
     Total minimum lease payments                  $   400   $15,120
                                                            --------
                                                            --------

Less: Amounts representing interest                     88
----------------------------------------------------------
Present value of future minimum
  capital lease payments                               312
Less: Current obligations under capital leases          63
----------------------------------------------------------
Long-term capital lease obligations                $   249
----------------------------------------------------------
----------------------------------------------------------

     As of June 30, 1998, Delta leased 219 aircraft. These leases have remaining terms ranging from 18 months to 19 years and expiration dates ranging from 1999 to 2017. Of these leases, 48 are accounted for as capital leases.

     Certain municipalities and airport authorities have issued special facility revenue bonds to build or improve airport terminal and maintenance facilities that Delta leases under operating leases. Under these lease agreements, the Company is required to make rental payments sufficient to pay principal and interest on the bonds as they become due.





















8. PURCHASE COMMITMENTS

Future expenditures for aircraft, engines and engine hush-kits on firm order as of August 14, 1998 are estimated to be $6.9 billion, as follows:

Years Ending June 30
(In Millions)                              Amount
-------------------------------------------------
1999                                     $1,580
2000                                      1,610
2001                                      1,570
2002                                        300
2003                                        370
After 2003                                1,460
-------------------------------------------------
Total                                    $6,890
-------------------------------------------------
-------------------------------------------------


     The Company has authorized capital expenditures of approximately $550 million for fiscal 1999 for improvement of airport and office facilities, ground equipment and other assets.

     The Company expects to finance its aircraft, engine and engine hushkit commitments, as well as other authorized capital expenditures, using available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions.

     The Company has entered into code-sharing agreements under which it has agreed to purchase seats at established prices from specific airlines, subject to certain conditions. None of these agreements has material noncancelable terms in excess of one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

9. CONTINGENCIES

The Company is a defendant in certain legal actions relating to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning the Company's business. Although the ultimate outcome of these matters cannot be predicted with certainty, management believes that the resolution of these actions is not likely to have a material adverse effect on Delta's consolidated financial statements.

     Delta's approximately 8,800 pilots are represented by the Air Line Pilots Association, International (ALPA). The collective bargaining agreement between the Company and ALPA becomes amendable on May 2, 2000. The Company and ALPA are currently in negotiations to establish pay rates for certain aircraft equipment types. See "Personnel Matters" on page 31 of Management's Discussion and Analysis for additional information on this subject.

10. EMPLOYEE BENEFIT PLANS

The Company sponsors various pension plans, medical plans and disability and survivorship plans for employees who meet certain service and other requirements. In addition, the Company sponsors the Delta Family-Care Savings Plan (Savings Plan) in which employees who meet certain service and other requirements may elect to participate.

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


     The following table sets forth the defined benefit pension plans' change in projected benefit obligation for the plan years ended June 30, 1998 and 1997:

(In Millions)                              1998      1997
---------------------------------------------------------
Projected benefit obligation at
  beginning of year                      $7,572    $7,430
---------------------------------------------------------
---------------------------------------------------------
Service cost                                207       188
Interest cost                               574       568
Actuarial (gain) loss                       605       (46)
Benefits paid                              (648)     (568)
---------------------------------------------------------
Projected benefit obligation
  at end of year                         $8,310    $7,572
---------------------------------------------------------
---------------------------------------------------------

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations in the above table was 7.0% and 4.3%, respectively, at March 31, 1998, and 7.75% and 4.7%, respectively, at March 31, 1997. The expected long-term rate of return on assets was 10.0% at March 31, 1998 and 1997.









     The following table sets forth the defined benefit pension plans' change in the fair value of plan assets for the plan years ended June 30, 1998 and 1997:


(In Millions)                              1998      1997
---------------------------------------------------------
Fair value of plan assets
  at beginning of year                   $7,512    $7,233
---------------------------------------------------------
---------------------------------------------------------
Actual return on plan assets              2,203       744
Employer contributions                       54       103
Benefits paid                              (648)     (568)
---------------------------------------------------------
Fair value of plan assets at end of year $9,121    $7,512
---------------------------------------------------------

     The accrued pension cost recognized in the Consolidated Balance Sheets is computed as follows:

(In Millions)                              1998      1997
----------------------------------------------------------
Funded status                         $     811    $  (60)
Unrecognized net actuarial gain          (1,239)     (331)
Unrecognized transition obligation           61        63
Unrecognized prior service cost              27        29
Contributions made between
  April 1 and June 30                        11        18
----------------------------------------------------------
Accrued pension cost recognized in
  the Consolidated Balance Sheets     $    (329)    $(281)
----------------------------------------------------------
----------------------------------------------------------

     Net periodic defined benefit pension cost for fiscal 1998, 1997 and 1996 included the following components:


(In Millions)                           1998     1997     1996
--------------------------------------------------------------
Service cost                           $ 207    $ 188    $ 225
Interest cost                            574      568      526
Expected return on plan assets          (685)    (653)    (591)
Amortization of prior service cost         2        2        1
Recognized net actuarial (gain) loss      (4)       3        8
Amortization of net
  transition obligation                    2        2      --
--------------------------------------------------------------
Net periodic pension cost              $  96    $ 110    $ 169
--------------------------------------------------------------
--------------------------------------------------------------

     Delta also sponsors several non-qualified pension plans which are funded from current assets. The accumulated benefit obligation of these plans totaled $259 million at March 31, 1998.

Defined Contribution Pension Plans:

Delta Pilots Money Purchase Pension Plan - The Company sponsors the Delta Pilots Money Purchase Pension Plan (MPPP) to which the Company contributes 5% of covered pay for each eligible pilot. The MPPP is a continuation of the Delta Pilots Target Benefit Plan and is related to the Delta Pilots Retirement Plan through a floor-offset arrangement whereby the defined benefit pension payable to a pilot is subject to reduction by the actuarial equivalent of the accumulated account balance in the MPPP. During fiscal 1998, 1997 and 1996, the Company recognized expense of $54 million, $49 million and $2 million, respectively, for these plans.

Employee Stock Ownership Plan -- The Company sponsors the Savings Plan, a qualified defined contribution pension plan under which eligible Delta personnel may contribute a portion of their earnings. The Savings Plan includes an employee stock ownership plan (ESOP) feature. Subject to certain conditions, the Company matches 50% of a participant's contributions to the Savings Plan, up to a maximum employer contribution of 2% of a participant's earnings. The Company's contributions are made quarterly through the allocation of Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock), Common Stock or cash, and are recorded as salaries and related costs in the Company's Consolidated Statements of Operations. Delta's contributions to the Savings Plan were $49 million in fiscal 1998 and $45 million in fiscal 1997 and fiscal 1996.

     In connection with the adoption of the ESOP in 1989, the Company sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for approximately $500 million. The Company has recorded unearned compensation to reflect the value of ESOP Preferred Stock sold to the Savings Plan but not yet allocated to participants' accounts. As shares of the ESOP Preferred Stock are allocated to participants' accounts, unearned compensation is reduced. Dividends on unallocated shares of ESOP Preferred Stock are used by the ESOP for debt service on the Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of ESOP Preferred Stock are credited to participants and considered dividends for financial reporting purposes. For purposes of computing basic and diluted income per common share, allocated shares of ESOP Preferred Stock are considered outstanding, but unallocated shares of ESOP Preferred Stock are not considered outstanding.

Postretirement Benefits Other Than Pensions - Delta's medical plans provide medical and dental benefits to substantially all retirees and their eligible dependents. Benefits are funded from general assets on a current basis. Plan benefits are subject to co-payments, deductibles and certain other limits described in the plans and are reduced once a retiree is eligible for Medicare. The Company has reserved the right to modify or terminate the medical plans for both current and future retirees.







     The following table sets forth the postretirement benefit plans' change in accumulated postretirement benefit obligation (APBO) for the plan years ended June 30, 1998 and 1997:


(In Millions)                              1998      1997
---------------------------------------------------------
APBO at beginning of year                $1,565    $1,505
---------------------------------------------------------
---------------------------------------------------------
Service cost                                 33        25
Interest cost                               110       115
Actuarial gain                              (17)      (35)
Benefits paid                               (64)      (45)
---------------------------------------------------------
APBO at end of year                      $1,627    $1,565
---------------------------------------------------------
---------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

     The accrued postretirement benefit cost recognized in the Consolidated Balance Sheets is computed as follows:


(In Millions)                              1998      1997
----------------------------------------------------------
Funded status                           $(1,627)  $(1,565)
Unrecognized net loss                        61        76
Unrecognized prior service cost            (388)     (426)
Contributions made between April 1
  and June 30                                16        14
----------------------------------------------------------
Accrued postretirement benefit cost
  in the Consolidated Balance Sheets    $(1,938)  $(1,901)
----------------------------------------------------------
----------------------------------------------------------

     Net periodic postretirement benefit cost for fiscal 1998, 1997 and 1996 included the following components:


(In Millions)                                     1998       1997      1996
---------------------------------------------------------------------------
Service cost                                      $ 33       $ 25      $ 32
Interest cost                                      110        115       118
Amortization of prior service cost                 (38)       (38)      (31)
Recognized net actuarial (gain) loss                (2)         1         4
---------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                                    $103       $103      $123
---------------------------------------------------------------------------
---------------------------------------------------------------------------

     The weighted average discount rate used to estimate the APBO was 7.0% at March 31, 1998 and 7.75% at March 31, 1997. The assumed health care cost trend rate used in measuring the APBO was 6.0% in fiscal 1998 and 8.0% in fiscal 1997, declining gradually to 4.25% by March 31, 2000, and remaining level thereafter. A one-percentage-point change in the health care cost rate used in measuring the APBO at March 31, 1998 would have the following effects:

                               One-Percentage-   One-Percentage-
(In Millions)                  Point Increase    Point Decrease
----------------------------------------------------------------
Increase (decrease) in the total
  service and interest cost            $ 14            $ (13)
Increase (decrease) in the APBO         130             (117)
----------------------------------------------------------------
----------------------------------------------------------------

Postemployment Benefits - The Company provides certain welfare benefits to its former or inactive employees after employment but before retirement. Such benefits primarily include those related to disability and survivorship plans. The Company has reserved the right to modify or terminate these plans at any time for all participants.

     The Company's postemployment benefit expense for fiscal years 1998, 1997 and 1996 was $74 million, $71 million and $78 million, respectively. The amount funded in excess of the liability is included in other noncurrent assets in the Company's Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets.



     Gains and losses that occur because actual experience differs from that assumed will be amortized over the average future service period of employees. Amounts allocable to prior service for amendments to retiree and inactive insurance plans are amortized in a similar manner.

     The Company continues to evaluate ways to better manage employee benefits and control costs. Any changes in the plans or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

11. INCOME PER SHARE

During fiscal 1998, Delta adopted SFAS 128, which establishes new standards for computing, presenting, and disclosing income per share data. All prior year income per share data have been restated to conform with SFAS 128. Application of SFAS 128 did not have a material impact on previously reported income per share amounts for the fiscal years ended June 30, 1997 and 1996.

     The following table shows a reconciliation of the numerator (net income) and the denominator (average shares outstanding) used in computing basic and diluted income per share:

Fiscal Year Ended June 30,                            1998      1997     1996
(In Millions, except per share data)
--------------------------------------------------------------------------------

Basic:
Net income                                           $ 1,001   $  854    $ 156
  Dividends on allocated Series B ESOP
   Convertible Preferred Stock                           (11)     (9)       (8)
  Dividends on Series C
   Convertible Preferred Stock                            -        -       (74)
--------------------------------------------------------------------------------
  Income available to common
   shareowners                                       $  990    $  845    $  74
Weighted average shares outstanding                    74.6      74.2     51.8

Basic income per common share                        $13.28    $11.39    $1.43

Diluted:
Net Income                                           $1,001    $  854    $ 156
  Adjustment to net income assuming
   conversion of  allocated Series B ESOP
   Convertible Preferred Stock                           (4)       (5)      (5)
  Dividends on Series C
   Convertible Preferred Stock                            -         -      (74)
--------------------------------------------------------------------------------
Income available to common
  shareowners                                        $  997    $  849    $  77

Weighted average shares outstanding                    74.6      74.2     51.8
Additional shares assuming:
  Exercise of stock options                             1.9        .6       .3
  Conversion of allocated Series B ESOP
   Convertible Preferred Stock                          2.1       1.9      1.6
  Conversion of Series C
   Convertible Preferred Stock                           -         .3        -
--------------------------------------------------------------------------------
Weighted average shares
  outstanding as adjusted                              78.6      77.0     53.7
--------------------------------------------------------------------------------

Diluted income per common share                       $12.68    $11.03    $1.43
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Fiscal 1996 diluted income per common share calculation does not assume conversion of the 3.23% Convertible Subordinated Notes due June 15, 2003 and the Series C Convertible Preferred Stock, because to do so would have been antidilutive.

12. COMMON AND PREFERRED STOCK

During fiscal 1998, the Company issued 4,160,501 shares of Common Stock under its broad-based employee stock option plans, and a total of 477,541 shares of Common Stock under its 1989 Stock Incentive and Dividend Reinvestment and Stock Purchase Plans. In addition, the Company distributed a total of 49,541 shares of Common Stock from treasury under its 1989 Stock Incentive Plan. Also during fiscal 1998, the Company repurchased 3,158,373 shares of Common Stock.

     At June 30, 1998, 20,539,449 shares of Common Stock were reserved for issuance under the Company's broad-based employee stock option plans; 7,663,763 shares of Common Stock were reserved for issuance under the 1989 Stock Incentive Plan; 5,664,421 shares of Common Stock were reserved for conversion of the ESOP Preferred Stock; and 248,215 shares of Common Stock were reserved for issuance under the Non-Employee Directors' Stock Plan. In addition, 1,500,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

     The Shareowner Rights Plan is designed to enhance the ability of the Board of Directors to protect shareowners against attempts to acquire Delta that do not offer an adequate price to all shareowners, or that are otherwise not in the best interest of the Company and its shareowners. Under this plan, each outstanding share of Common Stock is accompanied by a preferred stock purchase right which entitles the holder to purchase from the Company 1/100 of a share of Series D Junior Participating Preferred Stock for $300, subject to adjustment in certain circumstances (Purchase Price). The rights become exercisable only after a person or group acquires beneficial ownership of 15% or more of the Common Stock or commences a tender or exchange offer that would result in such person or group beneficially owning 15% or more of the Common Stock. The rights expire on November 4, 2006, and may be redeemed by Delta for $0.01 per right until 10 business days following the announcement that a person or group beneficially owns 15% or more of the Common Stock. Subject to certain conditions, if a person or group becomes the beneficial owner of 15% or more of the Common Stock, each right will entitle its holder (other than certain acquiring persons) to purchase, for the Purchase Price, Common Stock having a market value of twice the Purchase Price. In addition, subject to certain conditions, if Delta is involved in a merger or certain other business combination

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

transactions, or the Company sells or otherwise transfers more than 50% of its assets or earning power, each right will entitle its holder to purchase, for the Purchase Price, Common Stock of the other party having a market value of twice the Purchase Price.

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

13. STOCK OPTIONS AND AWARDS

Under its 1989 Stock Incentive Plan and a predecessor plan, the Company has granted non-qualified stock options and, prior to fiscal 1993, tandem stock appreciation rights (SARs) to officers and other key employees. The exercise price for all stock options, and the base price upon which the SARs are measured, is the fair market value of the Common Stock on the date of grant. Awards exercised as SARs are payable in a combination of cash and Common Stock. The Company recognized compensation expense (included in salary and related costs) related to SARs in fiscal 1998, 1997 and 1996 of $8 million, $3 million and $14 million, respectively. Stock options are generally exercisable beginning one year, and ending ten years, after their grant date.

     On October 24, 1996, the Company's shareowners approved two plans providing for the issuance of non-qualified stock options to substantially all of Delta's non-officer personnel to purchase a total of 24.7 million shares of Common Stock. One plan is for eligible Delta personnel who are not pilots (Nonpilot
Plan); the other plan covers the Company's eligible pilots (Pilot Plan).

     The Nonpilot and Pilot Plans involve non-qualified stock options to purchase 14.7 million and 10 million shares of Common Stock, respectively. The plans provide for grants in three annual installments at an exercise price equal to the opening price of the Common Stock on the New York Stock Exchange on the grant date. Stock options awarded under these plans are generally exercisable beginning one year and ending ten years after their grant dates, and are not transferable other than upon the death of the person granted the stock options. On October 30, 1997 and 1996, Delta granted eligible personnel non-qualified stock options to purchase 8.3 million and 8.2 million shares of Common Stock, respectively, at exercise prices of $98 per share and $69 per share, respectively. The third grant date under the Nonpilot and Pilot Plans is scheduled to occur on October 30, 1998.

     Transactions involving stock options and SARs during fiscal 1998, 1997 and 1996 were as follows:

                                                    Fiscal 1998             Fiscal 1997              Fiscal 1996
---------------------------------------------------------------------------------------------------------------------------
                                                           Weighted                 Weighted                  Weighted
                                                           Average                  Average                   Average
                                                           Exercise                 Exercise                  Exercise
Stock Options                                    Shares      Price        Shares      Price       Shares        Price
---------------------------------------------------------------------------------------------------------------------------
                                                  (000)                   (000)                    (000)
Outstanding at beginning of fiscal year          9,901     $   69        2,332         $65        3,386         $63
Granted                                          9,849        100        8,932          70          644          71
Exercised                                       (4,659)        69       (1,279)         67       (1,654)         63
Forfeited                                          (88)        92          (84)         75          (44)         65
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of fiscal year               15,003         89        9,901          69        2,332          65
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Stock options exercisable at fiscal year end     5,211     $   70        1,049         $63        1,698         $63

  The following table summarizes information about stock options outstanding at June 30, 1998:

                                                    Stock Options Outstanding                 Stock Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
Range of                                    Number          Weighted         Weighted          Number         Weighted
Exercise                                Outstanding at      Average           Average      Exercisable at      Average
Prices                                   June 30, 1998   Remaining Life   Exercise Price    June 30, 1998  Exercise Price
---------------------------------------------------------------------------------------------------------------------------
                                             (000)      (Years)                                 (000)
$52-$68                                       276             5               $  56              276            $56
$69-$83                                     4,935             8                  71            4,935             71
$84-$125                                    9,792             9                 100                -              -
---------------------------------------------------------------------------------------------------------------------------

  SFAS 123 requires pro forma information regarding net income and income per share, determined as if the Company accounted for its employee stock option plans under the fair value method of SFAS 123. The fair value of stock options granted in fiscal 1998, 1997 and 1996 was derived using the Black-Scholes stock option pricing model. The assumptions and the weighted average fair values were as follows:
--------------------------------------------------------------------------------

                                       Stock Options
                                  Granted in Fiscal Year
Assumptions                     1998       1997     1996
-----------------------------------------------------------
Risk-free interest rate            5.8%       6.0%     5.4%
Average expected life of
  stock options (Years)            3.3        2.7      5.1
Expected volatility of
  Common Stock                    25.3%      26.4%    26.5%
Expected annual dividends on
  Common Stock                    $0.20      $0.20    $0.20
Weighted average fair value
  of stock options             $     26      $  17    $  24
-----------------------------------------------------------

Pro Forma Net Income and Income per Common Share:

   Fiscal Year Ended             June 30,  June 30,  June 30,
(In Millions):                    1998      1997      1996
-------------------------------------------------------------
Net income:
  As reported                      $1,001   $    854   $  156
  Pro forma                           875        791      152
Basic income per common share:
  As reported                      $13.28   $  11.39   $ 1.43
  Pro forma                         11.59      10.53*    1.36*
Diluted income per common share:
  As reported                      $12.68   $  11.03   $ 1.43
  Pro forma                         11.07      10.21*    1.35*

-------------------------------------------------------------
*Restated in accordance with SFAS 128. See Note 11.

  Under SFAS 123, stock options granted prior to fiscal year 1996 are not required to be included as compensation in determining pro forma net income. Therefore, the pro forma effects on net income and income per common share for fiscal 1998 may not be representative of the pro forma effects SFAS 123 may have in future years.

14. STOCK REPURCHASE AUTHORIZATION

In April 1996, Delta's Board of Directors authorized the Company to repurchase up to 24.7 million shares of Common Stock and Common Stock equivalents. Under this authorization, the Company could repurchase up to 6.2 million of these shares before October 30, 1997 - the date the initial stock option grants under the broad-based employee stock option plans became exercisable - and may purchase the remaining shares as Delta personnel exercise their stock options under those plans. (See Note 13.) The Company repurchased 3,079,000, 5,378,700 and 821,300 shares of Common Stock for $345 million, $379 million and $66 million during fiscal 1998, 1997 and 1996, respectively, under this authorization.

     In July 1998, Delta's Board of Directors authorized the Company to repurchase Common Stock and Common Stock equivalents for an aggregate purchase price of up to $750 million from time to time through December 31, 1999. This authorization is in addition to the Company's stock repurchase plan discussed in the preceding paragraph.

     Repurchases under both of the above authorizations are subject to market conditions and may be made on the open market or in privately negotiated transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
JUNE 30, 1998, 1997 AND 1996
DELTA AIR LINES, INC.

15. RESTRUCTURING AND OTHER NON-RECURRING CHARGES

During fiscal 1997 and 1996, the Company recorded pretax restructuring and other non-recurring charges of $52 million and $829 million, respectively. These charges were due to the writedown of Delta's L-1011 fleet in accordance with SFAS 121; employee early retirement programs; lease termination costs related to abandoned facilities and discontinued routes; and costs related to the realignment of the Company's transatlantic and European operations.

     The Company made payments of $51 million related to these charges during fiscal 1998. The remaining liability related to the charges was $36 million as of June 30, 1998.

     Actual costs incurred, realization on the sales of excess inventories, and costs associated with lease terminations and abandoned facilities may vary from current estimates. The appropriate accrued liability will be adjusted upon completion of these activities.

16. INTERNATIONAL REVENUES

Delta provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. Delta's operating revenues by international region are as follows:

(In Millions)                   1998       1997      1996
------------------------------------------------------------
Entity:
  Atlantic                     2,092      2,024     1,909
  Pacific                        304        325       342
  Latin America                  245        218       187
------------------------------------------------------------
                               2,641      2,567     2,438

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 1998 and 1997 (in millions, except per share data):

                                                                               Three Months Ended
---------------------------------------------------------------------------------------------------------------------------
                                                          Sept. 30           Dec. 31          Mar. 31           June 30
Fiscal 1998
Operating revenues                                          $3,553            $3,434           $3,390            $3,761
Operating income                                            $  431            $  332           $  336            $  594
Net income                                                  $  254            $  190           $  195            $  362
Basic income per common share                               $ 3.41*           $ 2.52           $ 2.57           $  4.77
Diluted income per common share                             $ 3.26*           $ 2.40           $ 2.45           $  4.52
---------------------------------------------------------------------------------------------------------------------------

Fiscal 1997
Operating revenues                                          $3,433            $3,198           $3,421            $3,542
Operating income                                            $  439            $  227           $  346            $  519
Net income                                                  $  238            $  125           $  190            $  301
Basic income per common share                               $ 3.10*           $ 1.66*          $ 2.56*           $ 4.06*
Diluted income per common share                             $ 2.98*           $ 1.63*          $ 2.47*           $ 3.90*
---------------------------------------------------------------------------------------------------------------------------

*Restated to conform with SFAS 128. See Note 11.

     The sum of the quarterly income per common share does not equal the fiscal income per common share due to changes in average share calculations.

     Operating expenses for the March 1997 quarter include $52 million pretax restructuring and other non-recurring charges related to the realignment of the Company's transatlantic and European operations. (See Note 15.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
DELTA AIR LINES, INC.

To the Shareowners and
Board of Directors of Delta Air Lines, Inc.:

We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, cash flows and shareowners' equity for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                                        /s/Arthur Andersen LLP
                                                        ----------------------
                                                        Arthur Andersen
                                                        Atlanta, Georgia
                                                        August 14, 1998


REPORT OF MANAGEMENT
DELTA AIR LINES, INC.


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



/s/Warren C. Jenson                 /s/Leo F. Mullin
---------------------------         -----------------------
Warren C. Jenson                    Leo F. Mullin
Executive Vice President            President and
and Chief Financial Officer         Chief Executive Officer

CONSOLIDATED SUMMARY OF OPERATIONS
DELTA AIR LINES, INC.


For the fiscal years ended June 30
---------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                            1998             1997(1)          1996(2)           1995(3)
---------------------------------------------------------------------------------------------------------------------------
Operating revenues                                           $14,138          $13,594           $12,455          $12,194
Operating expenses                                            12,445           12,063            11,992           11,533
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                        1,693            1,531               463              661
Interest expense, net                                           (148)            (174)             (243)            (262)
Gain (loss) on disposition of flight equipment                     -                -                 2                -
Miscellaneous income, net(6)                                     103               58                54               95
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                              1,648            1,415               276              494
Income tax benefit (provision)                                  (647)            (561)             (120)            (200)
Amortization of investment tax credits                             -                -                 -                -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              1,001              854               156              294
Preferred stock dividends                                        (11)              (9)              (82)             (88)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareowners         $   990          $   845           $    74          $   206
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:(7)
   Basic                                                     $ 13.28          $ 11.39           $  1.43          $  4.07
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   Diluted                                                   $ 12.68          $ 11.03           $  1.43          $  4.01
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dividends declared on Common Stock                           $    15          $    15           $    10          $    10
   Dividends declared per common share                       $  0.20          $  0.20           $  0.20          $  0.20


For the fiscal years ended June 30
---------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                           1994(4)          1993(5)         1992              1991
---------------------------------------------------------------------------------------------------------------------------
Operating revenues                                           $12,077           $11,657         $10,837            $9,171
Operating expenses                                            12,524            12,232          11,512             9,621
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                         (447)             (575)           (675)             (450)
Interest expense, net                                           (271)             (177)           (151)              (97)
Gain (loss) on disposition of flight equipment                     2                65              35                17
Miscellaneous income, net(6)                                      56                36               5                30
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               (660)             (651)           (786)             (500)
Income tax benefit (provision)                                   250               233             271               163
Amortization of investment tax credits                             1                 3               9                13
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               (409)             (415)           (506)             (324)
Preferred stock dividends                                       (110)             (110)            (19)              (19)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareowners         $  (519)          $  (525)        $  (525)           $ (343)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share:(7)
   Basic                                                     $(10.32)          $(10.54)        $(10.60)           $(7.73)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   Diluted                                                   $(10.32)          $(10.54)        $(10.60)           $(7.73)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dividends declared on Common Stock                           $    10           $    35         $    59            $   54
   Dividends declared per common share                       $  0.20           $  0.70         $  1.20            $ 1.20



For the fiscal years ended June 30
-----------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                           1990             1989             1988
-----------------------------------------------------------------------------------------------------
Operating revenues                                           $8,583            $8,089          $6,915
Operating expenses                                            8,163             7,411           6,418
-----------------------------------------------------------------------------------------------------
Operating income (loss)                                         420               678             497
Interest expense, net                                           (27)              (39)            (65)
Gain (loss) on disposition of flight equipment                   18                17              (1)
Miscellaneous income, net(6)                                     57                55              25
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               468               711             456
Income tax benefit (provision)                                 (187)             (279)           (181)
Amortization of investment tax credits                           22                29              32
-----------------------------------------------------------------------------------------------------
Net income (loss)                                               303               461             307
Preferred stock dividends                                       (18)               -                -
-----------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareowners         $  285            $  461         $   307
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Net income (loss) per common share:(7)
   Basic                                                     $ 5.79            $ 9.37         $  6.30
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
   Diluted                                                   $ 5.28            $ 9.37         $  6.30
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Dividends declared on Common Stock                           $   85            $   59         $    59
   Dividends declared per common share                       $ 1.70            $ 1.20         $  1.20

OTHER FINANCIAL AND STATISTICAL DATA

For the fiscal years ended June 30
------------------------------------------------------------------------------------------------------------------------------------
(Financial Data In Millions)                                           1998            1997(1)           1996(2)         1995(3)
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                        $14,603          $12,741           $12,226         $12,143
Long-term debt and capital leases (excluding current maturities)    $ 1,783          $ 1,797         $   2,175         $ 3,121
Shareowners' equity                                                 $ 4,023          $ 3,007         $   2,540         $ 1,827
Shares of Common Stock outstanding at year end                   75,225,197       73,695,987        67,778,106      50,816,010

Revenue passengers enplaned (Thousands)                             104,148          101,147            91,341          88,893
Available seat miles (Millions)                                     140,149          136,821           130,751         130,645
Revenue passenger miles (Millions)                                  101,136           97,758            88,673          86,417
Operating revenue per available seat mile                             10.09(cent)       9.94(cent)        9.53(cent)      9.33(cent)
Passenger mile yield                                                  12.83(cent)      12.79(cent)       13.10(cent)     13.10(cent)
Operating cost per available seat mile                                 8.88(cent)       8.82(cent)        9.17(cent)      8.83(cent)
Passenger load factor                                                 72.2%            71.4%             67.8%           66.2%
Breakeven passenger load factor                                       62.7%            62.7%             65.1%           62.3%

Available ton miles (Millions)                                       19,890           18,984            18,084          18,150
Revenue ton miles (Millions)                                         11,859           11,308            10,235          10,142
Operating cost per available ton mile                                 62.57(cent)      63.54(cent)       66.31(cent)     63.55(cent)

For the fiscal years ended June 30
------------------------------------------------------------------------------------------------------------------------------------
(Financial Data In Millions)                                          1994(4)          1993(5)          1992              1991
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       $ 11,896           $11,871       $   10,162           $8,411
Long-term debt and capital leases (excluding current maturities)   $  3,228           $ 3,716       $    2,833           $2,059
Shareowners' equity                                                $  1,467           $ 1,913       $    1,894           $2,457
Shares of Common Stock outstanding at year end                   50,453,272        50,063,841       49,699,098       49,401,779

Revenue passengers enplaned (Thousands)                              87,399            85,085           77,038           69,127
Available seat miles (Millions)                                     131,906           132,282          123,102          104,328
Revenue passenger miles (Millions)                                   85,268            82,406           72,693           62,086
Operating revenue per available seat mile                              9.16(cent)        8.81(cent)      8.80(cent)       8.79(cent)
Passenger mile yield                                                  13.23(cent)       13.23(cent)     13.91(cent)      13.80(cent)
Operating cost per available seat mile                                 9.49(cent)        9.25(cent)      9.35(cent)       9.22(cent)
Passenger load factor                                                 64.6%             62.3%           59.1%            59.5%
Breakeven passenger load factor                                       67.2%             65.6%           63.0%            62.6%

Available ton miles (Millions)                                       18,302            18,182          16,625           13,825
Revenue ton miles (Millions)                                          9,911             9,503           8,361            7,104
Operating cost per available ton mile                                 68.43(cent)       67.27(cent)     69.24(cent)      69.59(cent)

For the fiscal years ended June 30
------------------------------------------------------------------------------------------------------------------------------------
(Financial Data In Millions)                                             1990             1989              1988
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                           $7,227           $6,484            $5,748
Long-term debt and capital leases (excluding current maturities)       $1,315           $  703            $  729
Shareowners' equity                                                    $2,596           $2,620            $2,209
Shares of Common Stock outstanding at year end                     46,086,110       49,265,884        49,101,271

Revenue passengers enplaned (Thousands)                                67,240           64,242            58,565
Available seat miles (Millions)                                        96,463           90,742            85,834
Revenue passenger miles (Millions)                                     58,987           55,904            49,009
Operating revenue per available seat mile                               8.90(cent)       8.91(cent)         8.06(cent)
Passenger mile yield                                                   13.63(cent)      13.56(cent)        13.15(cent)
Operating cost per available seat mile                                  8.46(cent)       8.17(cent)         7.48(cent)
Passenger load factor                                                  61.2%            61.6%              57.1%
Breakeven passenger load factor                                        58.0%            56.1%              52.7%

Available ton miles (Millions)                                        12,500           11,725             11,250
Revenue ton miles (Millions)                                           6,694            6,338              5,557
Operating cost per available ton mile                                  65.30(cent)      63.21(cent)        57.05(cent)


(1) Summary of operations and other financial and statistical data include $52 million in pretax restructuring and other non-recurring charges ($0.43 basic and $0.42 diluted after-tax income per common share).

(2) Summary of operations and other financial and statistical data include $829 million in pretax restructuring charges and other non-recurring charges ($9.77 after-tax per common share).

(3) Summary of operations and other financial and statistical data exclude $114 million after-tax cumulative effect of change in accounting standards ($2.25 basic and $1.43 diluted income per common share).

(4) Summary of operations and other financial and statistical data include $526 million in pretax restructuring charges ($6.59 after-tax per common share).

(5) Summary of operations and other financial and statistical data include $82 million pretax restructuring charge ($1.05 after-tax per common share). Summary of operations exclude $587 million after-tax cumulative effect of changes in accounting standards ($11.78 after-tax per common share).

(6) Includes interest income.

(7) Income per share data for fiscal years 1988-1997 have been restated in accordance with SFAS 128. See Note 11 of Notes to Consolidated Financial Statements.


                                     54-55

COMMON STOCK

Listed on the New York Stock Exchange under the ticker symbol DAL.

NUMBER OF SHAREOWNERS
As of August 1, 1998, there were 21,672 registered owners of Common Stock.

MARKET PRICES AND DIVIDENDS

                      Closing Price of
                      Common Stock on         Cash Dividends Per
Fiscal Year 1998   New York Stock Exchange       Common Share
------------------------------------------------------------------------
Quarter Ended:        High         Low
------------------------------------------------------------------------
September 30         $107 1/8     $  82             $0.05
December 31           120 3/8        94 5/8          0.05
March 31              123 1/8       110 1/8          0.05
June 30               129 3/8       110 2/4          0.05

Fiscal Year 1997
Quarter Ended:        High         Low
------------------------------------------------------------------------
September 30       $   82 7/8     $  66 7/8         $0.05
December 31            77 1/2        67 3/4          0.05
March 31               87 3/4        69 1/4          0.05
June 30                98 1/8        82              0.05

                                      56