Form 10-K405, Exhibit 13
period 1999-06-30
DELTA AIR LINES INC /DE/
filed 1999-09-27
CIK 27904

                                                  EXHIBIT 13
                                                  ----------
                                                  Portions of 1999 Annual Report
                                                  to Shareowners
DELTA'S AIRCRAFT FLEET

DELTA AIRCRAFT FLEET AT JUNE 30, 1999

(For information regarding ASA's fleet, see page 21 of this report.)

                                              Leased
                  Average              ---------------------
Aircraft Type       Age      Owned     Capital     Operating    Total
---------------------------------------------------------------------
B-727-200          21.9       110         --           10        120
B-737-200          14.6         1         45            8         54
B-737-300          12.6        --          3           23         26
B-737-800           0.6         7         --           --          7
B-757-200           9.6        59         --           41        100
B-767-200          16.1        15         --           --         15
B-767-300           9.4         4         --           24         28
B-767-300ER         4.1        43         --            8         51
B-777-200           0.3         2         --           --          2
L-1011-1           19.9        13         --           --         13
L-1011-250         16.7         6         --           --          6
L-1011-500         18.4        11         --           --         11
MD-11               5.4         8         --            7         15
MD-88               9.0        63         --           57        120
MD-90               3.6        16         --           --         16
--------------------------------------------------------------------
Totals             12.3       358         48          178        584
                             =======================================

AIRCRAFT DELIVERY SCHEDULES AT JUNE 30, 1999

                          Delivery in Year Ending June 30
                          ---------------------------------
                                                      After
Aircraft on Firm Order    2000   2001   2002   2003   2003  Total
-----------------------------------------------------------------
B-737-600/700/800          17     17     12     11     43    100
B-757-200                  11      8     --     --     --     19
B-767-300/300ER             7      1     --     --     --      8
B-767-400                   2     19     --     --     --     21
B-777-200(*)                5     --      1      1      4     11
-----------------------------------------------------------------
Total                      42     45     13     12     47    159
=================================================================

(*) Delivery of B-777's have been deferred indefinitely (see "Pilot
    Collective Bargaining Agreement" on page 32 of this report).


AIRCRAFT ON OPTION

                           Delivery in Year Ending June 30
                       -------------------------------------
                                                       After           Rolling
Aircraft on Option(*)  2000    2001    2002    2003    2003    Total   Options
------------------------------------------------------------------------------
B-737-600/700/800       --       9       7       7      37       60      267
B-757-200               --       2       8      10      --       20       80
B-767-300/300ER         --       2       2       2       5       11       16
B-767-400               --      --      12       5       7       24       25
B-777-200               --       1       5       5       9       20       30
------------------------------------------------------------------------------
Total                   --      14      34      29      58      135      418
==============================================================================

(*) Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.

ATLANTIC SOUTHEAST AIRLINES (ASA)

Atlantic Southeast Airlines (ASA) became a wholly owned subsidiary of Delta on May 11, 1999. Through more closely integrated schedules, Delta and ASA will offer customers better connections and service. ASA service is being enhanced by the introduction of operational improvements that have been successful at Delta. These improvements will produce positive results in the areas of on-time performance, baggage handling and other customer service activities. Delta's acquisition of ASA also enables both airlines to allocate aircraft more efficiently across their respective route systems.

[GRAPHIC]

AIRCRAFT FLEET AT JUNE 30, 1999

                         Average                   Leased
Aircraft Type              Age      Owned    Capital    Operating    Total
--------------------------------------------------------------------------
EMB-120                   10.0        56       --           1         57
ATR-72                     5.7         4       --           8         12
CRJ-200 (Regional Jet)     0.9         2       --          21         23
--------------------------------------------------------------------------
Total                      7.2        62       --          30         92
                                    ======================================

AIRCRAFT DELIVERY SCHEDULES AT JUNE 30, 1999

                               Delivery in Year Ending June 30
                              ---------------------------------
                                                          After
Aircraft on Firm Order        2000   2001   2002   2003   2003   Total
----------------------------------------------------------------------
CRJ-200 (Regional Jet)         12     10     --     --     --     22
CRJ-700 (Regional Jet)         --     --      5      7     --     12
----------------------------------------------------------------------
Total                          12     10      5      7     --     34
======================================================================

ASA has options to purchase 45 CRJ-200 aircraft and eight CRJ-700 aircraft. On August 9, 1999, ASA entered into a memorandum of understanding to lease seven ATR-72 aircraft during fiscal 2000.


ASA HIGHLIGHTS

- Atlanta's largest regional airline with service to 44 markets
- Dallas/Fort Worth hub serves 17 markets
- Average number of full-time equivalent employees: 2,500

CANADAIR REGIONAL JET (CRJ) SERVICE
- As of August 1, 1999, ASA provided CRJ service to 32 cities from Atlanta. Most recent additions include:

     Austin, Texas
     Daytona Beach, Florida
     Houston (Hobby), Texas
     Long Island/Islip, New York
     Melbourne, Florida
     Montgomery, Alabama
     San Antonio, Texas

-  By the end of calendar 1999, additional CRJ service is planned for:

     Des Moines, Iowa
     Fort Wayne, Indiana
     Toledo, Ohio

See ASA's route map on back cover foldout of this Annual Report.

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DELTA AIR LINES, INC.

   Consistently superior financial performance is an integral part of our goal to become the world's greatest airline. For Delta, "consistently superior financial performance" means that our management team is focused on executing business strategies that increase shareowner value and provide the resources needed to reinvest in our business.

   Using the capital generated by our business in fiscal 1999, we are laying the foundation to continue producing strong financial results by concentrating reinvestment on high-priority business initiatives. Current initiatives include network growth, customer service and technology enhancements and partnering with employees. Focus on these initiatives in fiscal 1999 contributed to financial results that were the best in Delta's 70-year history.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
FISCAL 1999 COMPARED TO FISCAL 1998

Net Income and Earnings per Share

   For the year ended June 30, 1999, our Company reported record net income of $1.1 billion, a 10% increase from our previous record of $1.0 billion reported for fiscal 1998. Our fiscal 1999 results include the results of operations for ASA Holdings, Inc. (ASA Holdings) for the period April 1, 1999 through June 30, 1999 (see Note 17 of the Notes to the Consolidated Financial Statements).

------------------------------------
Diluted EPS*
In Dollars

95                             $2.72
96                              5.60
97                              5.73
98                              6.34
99                              7.20
------------------------------------

* Excludes restructuring and other non-recurring charges and cumulative effects of changes in accounting standards.

   Basic earnings per share totaled $7.63 in fiscal 1999, compared to $6.64 in fiscal 1998, a 15% increase. Diluted EPS was $7.20 for fiscal 1999, a 14% increase from fiscal 1998 diluted EPS of $6.34. EPS for years prior to fiscal 1999 has been restated to reflect our two-for-one common stock split, which became effective in November 1998. Excluding restructuring and other non-recurring charges and cumulative effects of changes in accounting standards, diluted EPS has grown over 150% over the past four fiscal years.


Operating Revenues

   Operating revenues were $14.7 billion for fiscal 1999, increasing 4% from $14.1 billion in fiscal 1998.

   Passenger revenue growth of 3% reflects a 3% increase in RPMs on 3% capacity growth. Passenger mile yield remained virtually flat at 12.83 cents.

------------------------------------
Operating Revenues
In Millions of Dollars

95                           $12,194
96                            12,455
97                            13,594
98                            14,138
99                            14,711
------------------------------------

* Excludes restructuring and other non-recurring charges and cumulative effects of changes in accounting standards.

Domestic Passenger Revenues -- Domestic passenger revenues grew 4% to $11.1 billion, driven by a 3% increase in RPMs on capacity growth of 2%. The increase in RPMs is a result of favorable economic conditions and increased traffic (including the effects of pilot labor actions at two of our competitors), as well as our reallocation of aircraft to higher-demand markets. Passenger mile yield rose 1% due to the full-year effect of a domestic fare increase in September 1997 and improved asset utilization, partially offset by increased low-fare competition and matching sale fares implemented by a competitor after its pilot strike.

International Passenger Revenues -- International passenger revenues remained flat at $2.3 billion during fiscal 1999. A 5% increase in RPMs on capacity growth of 7% was offset by a 6% decline in passenger mile yield. The increase in RPMs reflects the addition of new Atlantic routes, continued expansion into Latin America and implementation of additional service to Japan. The decline in passenger mile yield is a result of increased competitive pressures due to industry-wide capacity growth in the Atlantic and Latin American markets.

Cargo Revenues and Other Revenues -- Cargo revenues fell 4% to $557 million, reflecting a 3% decrease in cargo ton miles and a 1% decrease in ton mile yield. The decrease in cargo ton miles reflects an industry-wide decrease in demand in the Atlantic freight market. Mail volume also decreased as the U.S. Postal Service shifted certain business from major passenger carriers to ground service and dedicated air freight carriers. The decrease in ton mile yield is due to competitive pricing strategies.

   Other revenues increased 31% to $737 million, mainly a result of higher revenues from frequent flyer programs. During fiscal 1999, we initiated programs with new frequent flyer partners and expanded programs with existing partners. Other revenues also increased due to higher revenue from code-sharing programs and other fee-based income.

Operating Expenses

   Operating expenses totaled $12.8 billion for fiscal 1999, increasing 3% from $12.4 billion in fiscal 1998. Operating capacity rose 3% to 144 billion ASMs. CASM remained flat year over year. Non-fuel CASM grew 2% to 7.97 cents.

   Salaries and related costs increased 3% during fiscal 1999. We increased the number of full-time equivalent employees to implement our customer service initiatives and support our growth. On January 1, 1999, we implemented a general salary increase for most domestic employees. The increase in salary expense due to our increase in staffing and the general salary increase is partially offset by lower retirement and survivor expense, mainly due to higher returns on plan assets.

   Aircraft fuel expense decreased 10% in fiscal 1999, with the average fuel price per gallon falling 12% to 49.83 cents. Total gallons consumed increased 2% due to increased operations on a 3% rise in capacity. Passenger commissions expense declined 12%, reflecting lower effective commission rates and increased utilization of low-cost distribution channels, partially offset by higher passenger volume. Depreciation and amortization expense rose 12% due to the acquisition of additional aircraft and ground equipment, partially offset by an increase in the useful lives of certain aircraft types (see Note 1 of the Notes to the Consolidated Financial Statements).

   Contracted services expense grew 11% due to expanded operations into new and existing markets, rate increases in ground handling and cabin cleaning contracts, and higher passenger volume. Other selling expenses increased 11%, resulting from increased advertising and promotional activities, as well as an increase in credit card charges due to higher passenger volume. Landing fees and other rents increased 9% primarily due to increased terminal rentals, resulting from our expansion into new and existing markets.

   Aircraft rental expense increased 7% due to an increased number of leased aircraft. Aircraft maintenance materials and outside repair expense grew 13% due to the expiration of certain engine warranties and other costs associated with the maturation of the fleet. Passenger service expense increased 11% due to higher food costs, which are associated with higher passenger volume and product upgrades. Other costs increased 7% due to higher expenses associated with enhanced customer loyalty programs, supplies, and communications expense, partially offset by lower insurance costs.

---------------------------------
Operating Income*
In Millions of Dollars
95                         $  661
96                          1,294
97                          1,583
98                          1,694
99                          1,870
---------------------------------

* Excludes restructuring and other non-recurring charges.

Operating Income and Operating Margin

   Operating income totaled $1.9 billion for fiscal 1999, which represented an increase of 10% over fiscal 1998. Delta has nearly tripled operating income (excluding restructuring and other non-recurring charges) over the past four fiscal years.

   Our revenue growth combined with our focus on cost management resulted in a fiscal 1999 record operating margin of 12.7%, a 6% increase from the prior year.

---------------------------------
Operating Margin*
95                           5.4%
96                          10.4%
97                          11.6%
98                          12.0%
99                          12.7%
---------------------------------

* Excludes restructuring and other non-recurring charges.

Other Income (Expense)

   Other expense decreased 4% to $44 million during fiscal 1999. Higher interest expense, due to higher average outstanding debt balances, and lower interest income, due to lower average balances in short-term investments, were offset by a $34 million increase in miscellaneous income. Miscellaneous income increased primarily due to a $26 million gain on the sale of a portion of our interest in Equant N.V., an international data network services company.

FISCAL 1998 COMPARED TO FISCAL 1997

Net Income and Earnings per Share

   Net income grew 17% during fiscal 1998, from $854 million reported in fiscal 1997. Basic EPS was $6.64 in fiscal 1998 and $5.70 in fiscal 1997. Diluted EPS was $6.34 for fiscal 1998, compared to $5.52 for fiscal 1997. Fiscal 1997 operating results include pretax restructuring and other non-recurring charges of $52 million ($32 million after-tax or $0.22 basic and $0.21 diluted EPS) related to the realignment of our transatlantic and European operations.

Operating Revenues

   Fiscal 1998 operating revenues rose 4% over fiscal 1997. Passenger revenues increased 4%, reflecting a 3% rise in RPMs on ASM growth of 2%. Passenger mile yield increased slightly to 12.85(cent).

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DELTA AIR LINES, INC.

Domestic Passenger Revenues -- During fiscal 1998, domestic passenger revenues grew 4% to $10.7 billion, driven by a 3% rise in RPMs on a 2% increase in capacity, and 1% passenger mile yield growth. We experienced greater demand for air traffic and favorable economic conditions in fiscal 1998, and allocated more aircraft to higher-demand markets. Passenger mile yield increased due to a domestic fare increase implemented during the September 1997 quarter, offset by more low-fare competition and the full-year impact of the U.S. transportation excise tax.

International Passenger Revenues -- As a result of our efforts to expand our global reach, international passenger revenues increased 3% to $2.3 billion during fiscal 1998. RPMs grew 6% on a 5% increase in ASMs. The growth in RPMs was offset by a 3% decline in passenger mile yield. The increase in RPMs is due to our addition of new routes to Latin America and other markets, strong demand in the Atlantic market and improved asset utilization. The decline in passenger mile yield was mainly due to overall industry capacity growth in the Atlantic market.

Cargo Revenues and Other Revenues -- Cargo revenues grew 5% during fiscal 1998, reflecting a 14% increase in cargo ton miles and an 8% decline in ton mile yield. Other revenues increased 5%, mainly due to higher revenues from frequent flyer programs and fee-based income.

Operating Expenses

   In fiscal 1998, operating expenses grew to $12.4 billion, up 3% from $12.1 billion in fiscal 1997. Operating capacity increased 2% to 140 billion ASMs. CASM increased 1% during fiscal 1998. Non-fuel CASM increased 3% to 7.80(cent). The increase in operating expenses resulted from higher salaries and related costs due to headcount growth and compensation enhancements, increased technology spending, onboard passenger enhancements and increased passenger volume, offset by lower fuel expense.

Operating Income and Operating Margin

   During fiscal 1998, operating income grew to $1.7 billion, an 11% increase. Operating margin increased from 11.3% in fiscal 1997 to 12.0% in fiscal 1998.

Other Income (Expense)

   Other expense for fiscal 1998 decreased $70 million to $46 million, primarily a result of lower interest expense and higher interest income.

FINANCIAL CONDITION AND LIQUIDITY
FISCAL YEAR 1999

   Cash and cash equivalents and short-term investments totaled $1.1 billion at June 30, 1999, compared to $1.6 billion at June 30, 1998. The decrease in cash and cash equivalents and short-term investments is due to aircraft acquisitions and common stock repurchases during fiscal 1999. Our principal sources and uses of cash are detailed below.

Sources:

-  Generated $2.9 billion of cash from operations.

- Borrowed $500 million under our 1999 Bank Credit Agreement to finance a portion of our purchase of ASA Holdings. These borrowings are due on March 22, 2001 (see Note 5 of the Notes to the Consolidated Financial Statements).

- Issued $300 million of Medium-Term Notes, a portion of which were used to fund our purchase of ASA Holdings. These notes mature during fiscal 2004 (see
   Note 5 of the Notes to the Consolidated Financial Statements).

- Received $325 million from the sale of a defined pool of our accounts receivable, accelerating our cash flows at a low effective rate (see Note 16 of the Notes to the Consolidated Financial Statements).

- Issued 3.2 million shares of common stock for $165 million (including an income tax benefit of $34 million for stock options exercised). These shares were primarily issued under our broad-based stock option plans (see Note 15 of the Notes to the Consolidated Financial Statements).

Uses:

- Invested $2.3 billion in flight equipment and $561 million in ground property and equipment.

- Repurchased 15.1 million shares of common stock for $885 million as part of our share repurchase programs (see Note 11 of the Notes to the Consolidated Financial Statements).

- Paid $700 million to acquire ASA Holdings (see Note 17 of the Notes to the Consolidated Financial Statements).

- Repaid $431 million of long-term and short-term debt and capital lease obligations.

-  Paid $43 million in cash dividends on our preferred and common stock.

---------------------------------------
Cash Used in Investing Activities
In Millions of Dollars
95                         $  495
96                            888
97                          1,941
98                          2,324
99                          2,791
---------------------------------------

   Cash flows from operations for fiscal 1999 totaled $2.9 billion, a slight increase over the prior year and a new record for our Company.

   We have reinvested cash generated during fiscal 1999 in future growth opportunities by purchasing ASA Holdings, implementing fleet initiatives, upgrading airport and administrative technology and investing in customer service improvements. We have increased the amount of cash used in investing activities every year since fiscal 1995, highlighting our emphasis on business reinvestment and growth opportunities.

   As of June 30, 1999, our Company had a negative working capital position of $2.7 billion, compared to negative working capital of $1.2 billion at June 30, 1998. The increase results from our use of cash for aircraft acquisitions and common stock repurchases, as well as increased current maturities of long-term debt.

   A negative working capital position is normal for us, primarily due to our air traffic liability, and does not indicate a lack of liquidity. We expect to meet our obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. At August 13, 1999, we had $1.25 billion of credit available under our 1997 Bank Credit Agreement (see Note 5 of the Notes to the Consolidated Financial Statements).

   Long-term debt and capital lease obligations, including current maturities, totaled $2.7 billion at June 30, 1999, compared to $1.9 billion at June 30, 1998. The increase in debt is a result of borrowings to finance our acquisition of ASA Holdings. Shareowners' equity was $4.5 billion at June 30, 1999, compared to $4.0 billion at June 30, 1998. Our debt-to-equity position, including current maturities, was 36% debt and 64% equity at June 30, 1999, compared to 32% debt and 68% equity at June 30, 1998.

   In July 1999, we issued $538 million of 8.125% notes in a public offering. We will use the proceeds of this offering for general corporate purposes. The notes mature on July 1, 2039, but may be redeemed at par on or after July 1, 2004.

   At August 13, 1999, $290 million in Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes were outstanding. Delta guarantees the Series C ESOP Notes and is required to purchase these notes in certain circumstances (see
Note 5 of the Notes to the Consolidated Financial Statements).

PRIOR YEARS
FISCAL 1998

   During fiscal 1998, our principal source of funds was $2.9 billion of cash from operations. We invested $1.8 billion in flight equipment and $531 million in ground property and equipment, and made payments of $307 million on long-term debt and capital lease obligations. Delta also repurchased $354 million of common stock and paid cash dividends of $43 million to our preferred and common shareowners.

FISCAL 1997

   In fiscal 1997, our principal source of funds was $2.0 billion of cash from operations. We invested $1.6 billion in flight equipment and $350 million in ground property and equipment. We made payments of $196 million on long-term debt and capital lease obligations. We also repurchased $379 million of common stock and paid cash dividends of $44 million to our preferred and common shareowners.

COMMITMENTS

   Estimated future expenditures for aircraft and engines on firm order as of August 13, 1999 total approximately $10 billion. In addition, we have authorized capital expenditures of approximately $794 million for fiscal 2000 to be used for facilities improvements, aircraft modifications and the purchase of ground equipment and other assets. See Notes 6 and 7 of the Notes to the Consolidated Financial Statements for additional information on our lease obligations and purchase commitments.

OTHER MATTERS
YEAR 2000 READINESS
BACKGROUND

   Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, these systems may recognize the year 2000 as "00." This could cause many computer applications to fail or to create errors unless corrective measures are taken.

OUR YEAR 2000 PROGRAM

   Our Company's flight operations, flight support units and other business support units depend on internal and external computer systems and equipment that

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DELTA AIR LINES, INC.

may be affected by the Year 2000 issue. Accordingly, achieving Year 2000 readiness is one of our top priorities. We have implemented a Year 2000 program for our internal systems and equipment which has four phases:

1. identification;

2. assessment of issues (including prioritization);

3. remediation, which includes the modification, upgrading and replacement of noncompliant systems; and

4. testing of remediated systems, including monitoring.

   We are also reviewing the Year 2000 readiness of third parties who provide goods or services essential to our operations. In addition, we have revised our existing business interruption contingency plans to address issues that could arise from the Year 2000 problem. Senior management and the Board of Directors receive regular status updates on our Year 2000 program.

SAFETY-OF-FLIGHT SYSTEMS

   We have completed our review of the potential impact of Year 2000 issues on our aircraft fleet and onboard flight support systems, and have determined that there are no safety-of-flight issues with this equipment or these systems. We have also completed all phases of our Year 2000 program for onboard flight management systems. These management systems help us to operate efficiently but are not essential to the safe operation of flights.

   We use ground-based, safety-related computer systems and equipment that are vital to the maintenance of aircraft and the control of flight operations. All Year 2000 program phases for these systems and equipment are complete.

   Selective testing of safety-of-flight systems will continue through December 31, 1999 as part of normal systems maintenance. In addition, we will monitor remediated and tested systems well into calendar year 2000 to confirm that these systems operate correctly.

CRITICAL INTERNAL BUSINESS SYSTEMS

   Our critical internal business systems and equipment include computer hardware, software and related equipment essential for the following functions:

-  customer reservations

-  ticketing

-  flight scheduling

-  seat inventory management

-  airport customer services

-  finance administration

-  internal voice and data communications

-  aircraft ground handling

-  baggage handling

-  facility management

-  security

   We have completed the identification and assessment phases for all of our critical internal business systems and equipment. Remediation is in process for one of our vendor-supported baggage handling systems, and we expect to complete its remediation and testing by October 1999. We have completed the remediation and testing phases for all other critical internal business systems and equipment. We will continue selective testing of our critical internal business systems through December 31, 1999 as part of normal systems maintenance. We will monitor remediated and tested systems well into calendar year 2000 to confirm that our hardware and software operates correctly.

   We are replacing customer service hardware that is currently installed at our airport facilities with upgraded, Year 2000 compliant hardware. We began this effort in September 1998 and expect to complete installation during the December 1999 quarter.

INTERFACES WITH THIRD PARTIES

   Our Company has communicated with, and continues to review, third parties that provide essential goods or services to our Company in order to:

1. determine the extent to which we are vulnerable to the failure of these third parties to remediate their Year 2000 issues, and

2. resolve any problems discovered to the extent practicable.

   These third parties include suppliers of infrastructure critical to the airline industry, such as air traffic control and related systems of the U.S. Federal Aviation Administration and international aviation authorities, the U.S. Department of Transportation (DOT) and local airport authorities. Other critical third parties include other airlines as well as suppliers of aircraft fuel, utilities, external computer reservations services and communication services. We are actively involved in airline industry Year 2000 review efforts led by the Air Transport Association (ATA), the International Civil Aviation Organization
(ICAO) and the International Air Transport Association (IATA). This review has identified potential Year 2000 compliance issues at several international locations. Delta, along with other airlines and the ATA, ICAO and IATA, is continuing to assess these specific situations. We will make future flight schedule revisions if necessary to ensure safe operations.

ESTIMATED YEAR 2000 COSTS

   Our Company estimates the total cost of achieving Year 2000 readiness for our internal systems and equipment is approximately $105 million to $120 million, of which $91 million has been recognized as expense in the Consolidated Statements of Operations through June 30, 1999. The majority of the estimated Year 2000 compliance costs have been funded by reallocating existing resources rather than incurring incremental costs.

CONTINGENCY PLANNING

   We revised our existing business interruption contingency plans to address internal and external issues specific to the Year 2000 problem. These plans are intended to enable us to continue to operate, to the extent that we can do so safely. Our contingency plans include performing processes manually, repairing or obtaining replacement systems, changing suppliers and reducing or suspending operations.

   We believe, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is ongoing and will require further modifications as we receive information about the results of the Year 2000 programs of Delta and of third parties.

POSSIBLE CONSEQUENCES OF YEAR 2000 PROBLEMS

   Management believes that completed and planned modifications and conversions of our Company's internal systems and equipment will allow us to be Year 2000 compliant in a timely manner. There can be no assurance, however, that our internal systems or equipment or those of the third parties on whom we rely will be Year 2000 compliant in a timely manner, or that our Company's or third parties' contingency plans will mitigate the effects of issues that arise. The failure of our systems or equipment or of an essential third party (whose failure we believe is the most reasonably likely worst-case scenario) could result in the reduction or suspension of our operations and could have a material adverse effect on our business or consolidated financial statements.

OTHER MATTERS

   The section above entitled "Year 2000 Readiness" is a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act (Public Law 105-271) enacted in October 1998.

   This "Year 2000 Readiness" section includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Our Company uses the words "believes," "expects," "estimates" and similar expressions to identify forward-looking statements. See the "Forward-Looking Information" section on page 35.

PRICELINE.COM

   During fiscal 1999, Delta entered into an agreement with priceline.com Incorporated. Under this agreement, ticket inventory provided by Delta is sold through priceline.com's Internet-based e-commerce system. As part of this agreement, we received warrants to purchase up to 18.6 million shares of priceline.com's common stock for $0.93 per share. These warrants are exercisable beginning when certain performance thresholds are met and ending December 31, 2005. Delta has now met the performance thresholds relating to the exercise of the warrants. These warrants, and the shares issuable when the warrants are exercised, are not registered under the Securities Act of 1933. We have certain demand and piggyback registration rights relating to the shares.

   On August 10, 1999, priceline.com filed a registration statement with the SEC for a proposed public offering of its common stock. On August 17, 1999, we exercised 1.8 million of our warrants and sold the related shares in the public offering. The exercise of the warrants and the sale of the related stock resulted in a pretax gain of approximately $115 million.

ALLIANCE AGREEMENTS

   On June 22, 1999, we entered into a long-term marketing agreement with Air France which facilitates our growth in Atlantic markets. The alliance will include code-sharing arrangements, reciprocal frequent flyer programs and coordinated cargo operations.

PERSONNEL MATTERS

COMPENSATION CHANGES

   During fiscal 1999, we changed the compensation program for most of our domestic, noncontract employees. On January 1, 1999, we discontinued our broad-based employee profit-sharing program. We converted the annual profit-sharing payout, of up to 6% of annual base salary, to a 6% base salary increase for all eligible employees. On the same date, we also increased base salaries by an additional 2% for all eligible personnel. In January 1999, eligible employees received a profit-sharing payment equal to 6% of their base salary for the period July 1, 1998 through December 31, 1998. Our Company made similar compensation program changes for our pilots and flight superintendents.

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DELTA AIR LINES, INC.

COLLECTIVE BARGAINING AGREEMENTS

                                   Approximate Number                                               Amendable Date of
Group of Employees                     of Employees          Representing Union              Collective Bargaining Agreement
-----------------------------------------------------------------------------------------------------------------------------
Delta Pilots                              9,000          Air Line Pilots Association,                   May 2000
                                                            International (ALPA)

Delta Flight Superintendents               210          Professional Airline Flight                   January 2003
                                                          Controllers Association

ASA Pilots                                 770                     ALPA                               September 2002
ASA Flight Attendants                      370         Association of Flight Attendants               September 2002
ASA Flight Dispatchers                      30           Transport Workers' Union                     (*)
                                                             of America (TWU)
-----------------------------------------------------------------------------------------------------------------------------

(*) In November 1998, the National Mediation Board (NMB) certified the TWU as the collective bargaining representative of ASA's flight dispatchers. Negotiations for the initial collective bargaining agreement between ASA and TWU have not yet begun.

   No other domestic employees of our Company are represented by unions.

   In March 1999, the TWU filed an application with the NMB to represent Delta's approximately 110 pilot ground training instructors. On August 9, 1999, the NMB authorized an election to determine whether to certify the TWU as the collective bargaining representative of this group of employees. Unions are currently seeking to become the collective bargaining representative of various groups of our employees. None of these unions other than the TWU has filed an application with the NMB. The outcome of these matters cannot presently be determined.

PILOT COLLECTIVE BARGAINING AGREEMENT

   In May 1996, our Company and ALPA entered into a new collective bargaining agreement that establishes the pay rates and working conditions for Delta pilots. This agreement becomes amendable on May 2, 2000. It provides in part that, if we operate an aircraft type for which the pay rates and working conditions are not set forth in the collective bargaining agreement: (1) our Company and ALPA will negotiate the pay rates and working conditions for the new aircraft type; (2) Delta pilots will fly the new aircraft type whether or not these matters have been agreed to; but (3) the obligation of Delta pilots to fly the new aircraft type will end six months after we place that new aircraft type in service if an agreement has not been reached on pay rates and working conditions.

   In October 1997, we entered into aircraft purchase agreements with Boeing under which we agreed to purchase various aircraft, including the following three types that we had not previously operated: the 737-600/700/800, the 777-200 and the 767-400. The May 1996 collective bargaining agreement with ALPA does not cover the pay rates and working conditions for these aircraft types.

737-600/700/800 NEGOTIATIONS

   Our Company and ALPA began negotiations on pilot pay rates and working conditions for the 737-600/700/ 800 aircraft types in October 1997. In July 1998, we and ALPA reached an agreement, subject to ratification by Delta pilots, that established industry-leading pilot pay rates for these new aircraft types. In October 1998, ALPA announced that 60% of voting Delta pilots approved this agreement.

777-200 NEGOTIATIONS

   In February 1999, Delta and ALPA began negotiations on pay rates and working conditions for 777 aircraft, but the parties remain far apart. We have offered to provide industry-leading pay rates for 777 pilots; ALPA is seeking pay rates significantly higher than our offer, as well as work rules that would further increase our cost of operating 777 aircraft.

   During fiscal 1999, our Company accepted delivery of two 777 aircraft, which we placed in service on May 1, 1999. We have orders to purchase 11 additional 777 aircraft. The scheduled delivery dates for these aircraft are as follows: five in fiscal 2000; one in each of fiscal 2002 and fiscal 2003; and four in fiscal 2005.

   ALPA has announced plans to request Delta pilots not to fly 777 aircraft as early as November 1, 1999 - six months after we initially placed that aircraft type in service - unless an agreement on pay rates and working conditions for 777 aircraft is reached by that time. In June 1999, Delta pilots authorized ALPA to assess pilots 3.5% of their gross pay for up to nine months to finance a contingency fund for pilots who would have flown 777 aircraft.

   In June 1999, our Company announced that we would indefinitely defer the delivery of the eleven 777 aircraft on order, and would remove from service on November 1, 1999 the two 777 aircraft we currently operate. We made this decision to protect our customers against schedule disruptions that would result if Delta pilots stopped flying 777 aircraft. We published our winter 1999/2000 flight schedule, which begins November 1, 1999, in computer reservations systems on or about August 1, 1999. ALPA had previously informed us that a tentative agreement on 777 pay rates and working conditions would have to be reached by May 28, 1999 to achieve a pilot-ratified 777 agreement by August 1, 1999. Accordingly, 777 aircraft are not included in our winter flight schedule.

   Delta intends to continue to negotiate in good faith with ALPA on 777 pay rates and working conditions. Concurrently, we are marketing the two 777 aircraft we own and are reviewing our alternatives regarding the 11 remaining 777 aircraft on order.

767-400 NEGOTIATIONS

   In August 1999, our Company and ALPA began negotiations on pay rates and working conditions for 767-400 aircraft. We have 21 767-400 aircraft on order, which are scheduled to be delivered beginning in May 2000.

OTHER PERSONNEL MATTERS

   Our Company will begin negotiations with ALPA in September 1999 on a new collective bargaining agreement to replace the existing contract that becomes amendable on May 2, 2000.

   The outcome of our negotiations with ALPA regarding 777 aircraft, 767-400 aircraft and a new collective bargaining agreement cannot presently be determined.

NEW ACCOUNTING STANDARDS

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," which defines the type of costs related to internal use software that should be capitalized, versus those that should be expensed as incurred.

   In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires all costs related to the start-up of a new business or business segment to be expensed as incurred. Any start-up costs which have been capitalized are required to be expensed when SOP 98-5 is adopted.

   Delta is required to adopt SOP 98-1 and SOP 98-5 in fiscal 2000. The adoption of these statements will not have a material impact on our Company's consolidated financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivatives and hedging activities. We are required to adopt SFAS 133 during fiscal 2001. We are currently evaluating whether the implementation of SFAS 133 will have a material impact on our consolidated financial statements.

GOVERNMENTAL MATTERS

   During fiscal 1999, the ATA and the major U.S. airlines worked with Congressional leaders to create a voluntary program to improve customer service. Under this program, known as the "Airline Customer Service Commitment," each major carrier will develop a plan for achieving stated goals. These goals include providing customers with timely information concerning flight delays and cancellations, on-time baggage delivery, meeting customers' needs during lengthy delays and being responsive to customer complaints.

   Each major U.S. carrier agreed to file its customer service plan with the DOT by September 15, 1999 and implement its plan by December 15, 1999. The DOT will audit carriers for compliance starting on June 15, 2000 and will issue its first assessment on December 15, 2000.

   On April 6, 1998, the DOT published a proposed statement of enforcement policy to address DOT concerns that major air carriers were taking actions designed to exclude new carriers in certain airline markets, particularly at hub airports. The proposed guidelines focus on unreasonable price cuts and/or capacity increases by major carriers in response to entry by new carriers at hub airports, and on whether the major carriers could have pursued a more reasonable alternative strategy for competing with new entrants. The proposed policy, if adopted, could adversely affect our ability to respond to competitive challenges by new entrant carriers.

COMPETITIVE ENVIRONMENT AND SEASONALITY

   We expect low-fare competition to continue in domestic and international markets. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve our passenger mile yield, our operating results will be adversely affected.

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DELTA AIR LINES, INC.

   There are seasonal variations in the demand for air travel. Therefore, operating results for an interim period do not necessarily indicate results for an entire year. In general, demand for air travel is higher in the June and September quarters, particularly in international markets, because there is more vacation travel during these periods than during the remainder of the year. Demand is also affected by factors such as economic conditions and fare levels.

ENVIRONMENTAL AND LEGAL CONTINGENCIES

   Delta is a defendant in legal actions relating to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our consolidated financial statements.

MARKET RISKS ASSOCIATED WITH
FINANCIAL INSTRUMENTS

   Our Company has market risk exposure related to aircraft fuel prices, stock prices, interest rates and foreign currency exchange rates. The market risk is the potential negative impact of adverse changes in these prices or rates on our consolidated financial statements.

   To manage the volatility relating to these exposures, our Company enters into derivative transactions pursuant to our stated policies. See Note 4 of the Notes to the Consolidated Financial Statements for further discussion of our policies for managing such exposures.

   The following sensitivity analyses do not consider the effects that an adverse change would have on demand for air travel, the economy as a whole, or additional actions by management to mitigate our exposure to that risk. For these and other reasons, the actual results of adverse changes in these prices or rates may differ materially from the following hypothetical results.

AIRCRAFT FUEL PRICE RISK

   Our Company's results of operations could be significantly impacted by changes in the price and availability of aircraft fuel. During fiscal 1999, aircraft fuel accounted for 11% of our operating expenses. Based on our projected fiscal 2000 aircraft fuel consumption of 2.8 billion gallons, a 10% increase in our projected jet fuel prices would increase our aircraft fuel expense by approximately $31 million for fiscal 2000. This analysis includes the effects of fuel hedging instruments in place at June 30, 1999. Based on our fiscal 1999 aircraft fuel consumption of 2.7 billion gallons, a 10% rise in our jet fuel prices would have increased our aircraft fuel expense by approximately $25 million in fiscal 1999. This analysis includes the effects of fuel hedging instruments in place at June 30, 1998.

   For additional information regarding our aircraft fuel price risk management program, see Note 4 of the Notes to the Consolidated Financial Statements.

EQUITY SECURITIES RISK

   At June 30, 1999, the estimated fair value of our marketable equity investments in Comair Holdings, Inc., Singapore Airlines Limited, SAirGroup and SkyWest, Inc. totaled $962 million. The aggregate unrealized gain from these investments was $568 million at June 30, 1999. At June 30, 1998, the estimated fair value of our equity investments totaled $1.3 billion, with an aggregated unrealized gain of $785 million. The decrease in fair value of these investments at June 30, 1999 compared to June 30, 1998 is due to the inclusion of our equity interest in ASA Holdings at June 30, 1998. ASA Holdings was not included in these investments at June 30, 1999, because it was consolidated into our Company as a wholly owned subsidiary during fiscal 1999 (see Note 17 of the Notes to the Consolidated Financial Statements). The market risk associated with these investments is the potential loss in fair value resulting from a decrease in the stock prices of these companies.

   We also have exposure to foreign currency exchange rate risk relating to our investments in Singapore Airlines and SAirGroup. We believe the foreign currency exchange rate risk related to these investments is not material to our Company. See Notes 2 and 4 of the Notes to the Consolidated Financial Statements.

   We are a member of the SITA Foundation, whose principal asset is its equity interest in Equant, N.V., an international data network services company. The market risk relating to our remaining investment in Equant is the potential reduction in the value of our investment resulting from decreases in Equant's stock price. For further discussion of our membership in the SITA Foundation, see Note 2 of the Notes to the Consolidated Financial Statements.

   At June 30, 1999, we had warrants to purchase approximately 18.6 million shares of the common stock of priceline.com. Our market risk associated with these warrants is the potential loss of gain based on decreases in the price of the common stock of priceline.com. For additional information regarding these warrants, see "Priceline.com" on page 31 and Note 2 of the Notes to the Consolidated Financial Statements.

INTEREST RATE RISK

   Our exposure to market risk due to changes in interest rates relates to our long-term debt obligations and cash investment portfolio.

   Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. A 10% adverse change in assumed interest rates would increase the estimated fair value of our long-term debt by $100 million and $117 million at June 30, 1999 and June 30, 1998, respectively. A 10% increase in average annual interest rates would not have had a material impact on our interest expense for fiscal 1999 or fiscal 1998.

   Based on our average balance of cash and cash equivalents and short-term investments during fiscal 1999, a 10% decrease in average annual interest rates would not have a material impact on our interest income.

FOREIGN CURRENCY EXCHANGE RATE RISK

   Our Company is subject to foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated transactions. Based on our average annual net currency positions in fiscal 1999 and 1998, a 10% adverse change in average annual foreign currency exchange rates would not have been material to our consolidated financial statements for the years ending June 30, 1999 or 1998.

   We use foreign currency options and forward contracts with maturities of up to 12 months to manage our foreign currency exchange rate risk.

   In fiscal 1998, we used foreign currency forward contracts, generally with maturities of less than two months, to mitigate foreign currency risk. We did not use foreign currency option contracts in fiscal 1998. For additional information regarding our foreign currency exchange rate risk management program, see Note 4 of the Notes to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

   This Annual Report to Shareowners includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We may also make forward-looking statements about our Company and our business either verbally or in writing. We use the words "believes," "expects," "estimates" and similar expressions to identify forward-looking statements.

   All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Factors and events that could cause these differences include, but are not limited to:

-  general economic conditions;

- competitive factors, such as the airline pricing environment, international alliances, code-sharing programs and capacity decisions by competitors;

-  outcomes of negotiations on collective bargaining agreements;

-  changes in aircraft fuel prices;

-  fluctuations in foreign currency exchange rates;

-  actions by the United States and foreign governments; and

-  the willingness of customers to travel.

   In addition, the following factors relate to our Year 2000 program:

- the ability to identify and remediate all date-sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment;

- the availability of qualified information technology personnel and other information technology resources; and

- the actions of governmental agencies or other third parties with respect to Year 2000 problems.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1999 AND 1998
DELTA AIR LINES, INC.

ASSETS                                                         1999          1998
---------------------------------------------------------------------------------
(In Millions)
CURRENT ASSETS:
  Cash and cash equivalents                               $ 1,124      $ 1,077
  Short-term investments                                       19          557
  Accounts receivable, net of allowance for
   uncollectible accounts of $30 at June 30,
   1999 and $36 at June 30, 1998                              602          938
  Deferred income taxes                                       403          464
  Prepaid expenses and other                                  524          326
---------------------------------------------------------------------------------
   Total current assets                                     2,672        3,362
---------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:

  Flight equipment                                         13,389       11,180
   Less: Accumulated depreciation                           4,405        3,895
---------------------------------------------------------------------------------
                                                            8,984        7,285
---------------------------------------------------------------------------------

  Flight equipment under capital leases                       515          515
   Less: Accumulated amortization                             264          216
---------------------------------------------------------------------------------
                                                              251          299
---------------------------------------------------------------------------------

  Ground property and equipment                             3,862        3,285
   Less: Accumulated depreciation                           2,123        1,854
---------------------------------------------------------------------------------
                                                            1,739        1,431
---------------------------------------------------------------------------------

  Advance payments for equipment                              493          306
---------------------------------------------------------------------------------
   Total property and equipment                            11,467        9,321
---------------------------------------------------------------------------------

OTHER ASSETS:

  Marketable equity securities                                523          424
  Investments in associated companies                         300          326
  Cost in excess of net assets acquired, net of
   accumulated amortization of $121 at
   June 30, 1999 and $112 at June 30, 1998                    782          265
  Leasehold and operating rights, net of accumulated
   amortization of $220 at June 30, 1999 and
   $209 at June 30, 1998                                      113          124
  Other noncurrent assets                                     687          781
---------------------------------------------------------------------------------

   Total other assets                                       2,405        1,920
---------------------------------------------------------------------------------
Total assets                                              $16,544      $14,603
=================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY                                              1999           1998
------------------------------------------------------------------------------------------------------
(In Millions, Except Share Data)
CURRENT LIABILITIES:
  Current maturities of long-term debt                                         $    660       $     67
  Current obligations under capital leases                                           39             63
  Accounts payable and miscellaneous accrued liabilities                          2,144          2,025
  Air traffic liability                                                           1,819          1,667
  Accrued rent                                                                      195            202
  Accrued salaries and vacation pay                                                 470            553
------------------------------------------------------------------------------------------------------
     Total current liabilities                                                    5,327          4,577
------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
  Long-term debt                                                                  1,756          1,533
  Postretirement benefits                                                         1,894          1,873
  Accrued rent                                                                      720            651
  Capital leases                                                                    196            249
  Deferred income taxes                                                             820            262
  Other                                                                             470            511
------------------------------------------------------------------------------------------------------
     Total noncurrent liabilities                                                 5,856          5,079
------------------------------------------------------------------------------------------------------
Deferred Credits:
  Deferred gain on sale and leaseback transactions                                  642            694
  Manufacturers' and other credits                                                   76             55
------------------------------------------------------------------------------------------------------
     Total deferred credits                                                         718            749
------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 4, 5, 6, 7 AND 8)

EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
  Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; issued and outstanding 6,547,495 shares
   at June 30, 1999 and 6,603,429 shares at June 30, 1998                           471            475
  Unearned compensation under employee stock ownership plan                        (276)          (300)
------------------------------------------------------------------------------------------------------
     Total Employee Stock Ownership Plan Preferred Stock                            195            175
------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY:
  Common stock, $1.50 par value; authorized 450,000,000 shares;
    issued 179,763,547 shares at June 30, 1999
    and 176,566,178 shares at June 30, 1998                                         270            265
  Additional paid-in capital                                                      3,208          3,034
  Retained earnings                                                               2,756          1,687
  Accumulated other comprehensive income                                            149             89
  Treasury stock at cost, 41,209,828 shares at June 30, 1999
    and 26,115,784 shares at June 30, 1998                                       (1,935)        (1,052)
------------------------------------------------------------------------------------------------------
     Total shareowners' equity                                                    4,448          4,023
------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                      $ 16,544       $ 14,603
======================================================================================================

The accompanying notes are an integral part of these Consolidated Balance
Sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

DELTA AIR LINES, INC.

(In Millions, Except Per Share Data)                      1999         1998         1997
------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Passenger                                              $13,417      $12,994      $12,505
  Cargo                                                      557          582          554
  Other, net                                                 737          562          535
------------------------------------------------------------------------------------------
   Total operating revenues                               14,711       14,138       13,594
------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Salaries and related costs                               4,993        4,850        4,534
  Aircraft fuel                                            1,360        1,507        1,722
  Passenger commissions                                      867          980        1,017
  Depreciation and amortization                              961          860          710
  Contracted services                                        772          694          630
  Other selling expenses                                     755          681          677
  Landing fees and other rents                               707          649          649
  Aircraft rent                                              590          552          547
  Aircraft maintenance materials and outside repairs         561          495          434
  Passenger service                                          500          450          389
  Restructuring and other non-recurring charges               --           --           52
  Other                                                      775          726          702
------------------------------------------------------------------------------------------
   Total operating expenses                               12,841       12,444       12,063
------------------------------------------------------------------------------------------
OPERATING INCOME                                           1,870        1,694        1,531
------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
  Interest expense                                          (199)        (186)        (207)
  Interest capitalized                                        46           38           33
  Interest income                                             52           79           63
  Miscellaneous income (expense), net                         57           23           (5)
------------------------------------------------------------------------------------------
   Total other income (expense)                              (44)         (46)        (116)
------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                 1,826        1,648        1,415
INCOME TAXES PROVIDED                                       (725)        (647)        (561)
------------------------------------------------------------------------------------------
NET INCOME                                                 1,101        1,001          854
PREFERRED STOCK DIVIDENDS                                    (11)         (11)          (9)
------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREOWNERS               $ 1,090       $  990      $   845
==========================================================================================
BASIC EARNINGS PER SHARE                                 $  7.63       $ 6.64      $  5.70
==========================================================================================
DILUTED EARNINGS PER SHARE                               $  7.20       $ 6.34      $  5.52
==========================================================================================

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

DELTA AIR LINES, INC.


(In Millions)                                                   1999        1998        1997
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $ 1,101     $ 1,001     $   854
  Adjustments to reconcile net income to cash
   provided by operating activities:
     Restructuring and other non-recurring charges                 --          --          52
     Depreciation and amortization                                961         860         710
     Deferred income taxes                                        418         294         240
     Rental expense in excess of (less than) rent payments         10         (17)        (58)
     Pension, postretirement and postemployment expense
      in excess of payments                                        34         179          92
  Changes in certain current assets and liabilities:
   Decrease in accounts receivable                                339           5          25
   (Increase) decrease in prepaid expenses and other
     current assets                                              (176)         15         (31)
   Increase in air traffic liability                              152         249           4
   Increase in other payables and accrued expenses                 12         330         186
  Other, net                                                       78          --         (35)
---------------------------------------------------------------------------------------------
      Net cash provided by operating activities                 2,929       2,916       2,039
---------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment additions:
   Flight equipment, including advance payments                (2,258)     (1,760)     (1,598)
   Ground property and equipment                                 (561)       (531)       (350)
  Decrease (increase) in short-term investments, net              568         (43)         (1)
  Proceeds from sale of flight equipment                           30          10           8
  Acquisition, net of cash acquired                              (570)         --          --
---------------------------------------------------------------------------------------------
      Net cash used in investing activities                    (2,791)     (2,324)     (1,941)
---------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and capital
   lease obligations                                             (154)       (307)       (196)
  Payments on notes payable                                      (277)         --          --
  Cash dividends                                                  (43)        (43)        (44)
  Issuance of long-term obligations                               324         125          --
  Issuance of short-term obligations                              779          --          --
  Issuance of common stock                                        131         318          38
  Income tax benefit from exercise of stock options                34          84          --
  Repurchase of common stock                                     (885)       (354)       (379)
---------------------------------------------------------------------------------------------
      Net cash used in financing activities                       (91)       (177)       (581)
---------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               47         415        (483)
Cash and cash equivalents at beginning of year                  1,077         662       1,145
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $ 1,124     $ 1,077     $   662
=============================================================================================

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997

DELTA AIR LINES, INC.

                                                                                                Accumulated
                                                                       Additional   Retained       Other
                                                              Common    Paid-In     Earnings    Comprehensive   Treasury
(In Millions, Except Share Data)                              Stock     Capital     (Deficit)      Income         Stock     Total
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1996                                     $  217   $    2,627   $   (119)   $         126   $   (311)  $ 2,540
----------------------------------------------------------------------------------------------------------------------------------
 Fiscal Year 1997:
  Net income                                                      --           --        854               --         --       854
  Dividends on common stock ($0.10 per share)                     --           --        (15)              --         --       (15)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                              --           --         (9)              --         --        (9)
  Issuance of 1,496,984 shares of common stock
   under dividend reinvestment and stock purchase
   plan and stock options ($32.61 per share*)                      2           47         --               --         (7)       42
  Issuance of 21,258,930 shares of common stock
    on conversions of Series C Preferred Stock
    ($32.19 per share*)                                           32          (32)        --               --         --       --
  Repurchase of 10,757,400 common shares
    ($35.27 per share*)                                           --           --         --               --       (379)     (379)
  Accumulated other comprehensive income                          --           --         --              (25)        --       (25)
  Other                                                           --            3         --               --         (4)       (1)
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1997                                        251        2,645        711              101       (701)    3,007
----------------------------------------------------------------------------------------------------------------------------------
 Fiscal Year 1998:
  Net income                                                      --           --      1,001               --         --     1,001
  Dividends on common stock ($0.10 per share)                     --           --        (15)              --         --       (15)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                              --           --        (11)              --         --       (11)
  Issuance of 9,276,084 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($34.28 per share*)                    14          304         --               --         --       318
  Repurchase of 6,316,746 common shares
    ($56.04 per share*)                                           --           --         --               --       (354)     (354)
  Income tax benefit from exercise of stock options               --           84         --               --         --        84
  Transfer of 99,082 shares of common stock from
   treasury under stock incentive plan ($38.59 per share*)        --           --         --               --          3         3
  Accumulated other comprehensive income                          --           --         --              (12)        --       (12)
  Other                                                           --            1          1               --         --         2
----------------------------------------------------------------------------------------------------------------------------------
 Balance at June 30, 1998                                        265        3,034      1,687               89     (1,052)    4,023
----------------------------------------------------------------------------------------------------------------------------------
 Fiscal Year 1999:
  Net income                                                      --           --      1,101               --         --     1,101
  Dividends on common stock ($0.10 per share)                     --           --        (14)              --         --       (14)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                              --           --        (11)              --         --       (11)
  Issuance of 3,197,369 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($41.01 per share*)                     5          126         --               --         --       131
  Repurchase of 15,149,658 common shares
    ($58.45 per share*)                                           --           --         --               --       (885)     (885)
  Income tax benefit from exercise of stock options               --           34         --               --         --        34
  Transfer of 55,614 shares of common stock from
    treasury under stock incentive plan ($36.54 per share*)       --           --         --               --          2         2
  Accumulated other comprehensive income                          --           --         --               60         --        60
  Other                                                           --           14         (7)              --         --         7
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT JUNE 30, 1999                                     $  270   $    3,208   $  2,756    $         149   $ (1,935)  $ 4,448
==================================================================================================================================

(*) Average price per share.

 The accompanying notes are an integral part of these consolidated statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997

DELTA AIR LINES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS -- Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers, freight and mail throughout the United States and around the world. As of August 1999, we served 184 domestic cities in 44 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 42 cities in 29 international countries.

BASIS OF PRESENTATION -- Our consolidated financial statements contain information for Delta Air Lines, Inc. and our wholly owned subsidiaries (Delta or our Company). We have eliminated all significant intercompany account balances and transactions. We have also reclassified certain amounts from prior years to be consistent with the presentation in our 1999 financial statements.

USE OF ESTIMATES -- Preparing our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying footnotes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS -- During fiscal 1999, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (see
Note 12) and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" (see Note 13). During fiscal 1998, we adopted SFAS 128, "Earnings Per Share" (see Note 14) and SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (see Note 9). During fiscal 1997, we adopted SFAS 123, "Accounting for Stock-Based Compensation" (see Note 15).

CASH AND CASH EQUIVALENTS -- We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

DEPRECIATION AND AMORTIZATION -- Owned flight equipment is depreciated on a straight-line basis over the estimated service lives, which range from 15 to 25 years, to a residual value ranging from 5% to 10% of cost. We amortize flight equipment under capital leases on a straight-line basis over the original terms of the leases, which range from 6 to 13 years. Ground property and equipment is depreciated on a straight-line basis over the estimated service lives, which range from 3 to 30 years. Costs assigned to the purchase of lease-hold rights and landing slots are amortized over the lives of the leases at the associated airports. We amortize purchased international route authorities over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. Our cost in excess of net assets acquired (goodwill) is amortized over 40 years and is primarily related to our acquisition of ASA Holdings, Inc. (ASA Holdings) in March 1999 and Western Air Lines, Inc. in December 1986. ASA Holdings is the parent of Atlantic Southeast Airlines, Inc. (ASA).

   As of July 1, 1998, we increased the depreciable lives of certain aircraft types from 20 to 25 years. The change in estimate reduced depreciation expense by $92 million ($0.64 basic and $0.60 diluted earnings per share) for fiscal 1999.

INTEREST CAPITALIZED -- Interest paid on funds used to acquire new aircraft and to construct ground facilities is capitalized as an additional cost of the related assets. We capitalize interest at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

INVESTMENTS IN ASSOCIATED COMPANIES -- The equity method of accounting is used for our investments in WORLDSPAN, L.P., a computer reservations system partnership, and Comair Holdings, Inc., the parent of Comair, Inc. We own a 40% interest in WORLDSPAN and a 22% interest in Comair Holdings. Our equity earnings in these investments totaled $54 million in fiscal 1999, $39 million in fiscal 1998 and $39 million in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997

DELTA AIR LINES, INC.

fiscal 1997. We accounted for our investment in ASA Holdings under the equity method until April 1, 1999, when we began to consolidate its results (see Note
17). We acquired a majority interest in ASA Holdings on March 22, 1999 and completed the acquisition on May 11, 1999. Its results of operations for the period March 22, 1999 through March 31, 1999 were not material to our consolidated financial statements.

FREQUENT FLYER PROGRAM -- The estimated incremental cost of providing free travel awards earned under our SkyMiles((R)) frequent flyer program is accrued as our customers achieve free travel award levels. The accrued cost is included in accounts payable and miscellaneous accrued liabilities on our Consolidated Balance Sheets. Delta also sells mileage credits to participating partners in the SkyMiles((R)) program, such as hotels, car rental agencies and credit card companies, and recognizes the resulting revenue as other operating revenue at the time of sale.

PASSENGER AND CARGO REVENUES -- We record sales of passenger tickets and cargo services as air traffic liability on our Consolidated Balance Sheets. Passenger and cargo revenues are recognized and the related air traffic liability is reduced when we provide the transportation. Periodically, we evaluate the estimated air traffic liability based on statistical and other reviews. Any resulting adjustments, which can be significant, are included in our Consolidated Statements of Operations in the period that the evaluations are completed.

DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS -- Deferred gains on the sale and lease-back of property and equipment under operating leases are amortized over the lives of these leases. The gains are reflected as a reduction in rent expense. Gains on the sale and leaseback of property and equipment under capital leases reduce the carrying value of the related assets.

MANUFACTURERS' CREDITS -- Delta periodically receives credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered, then applied on a pro rata basis as a reduction to the cost of the related equipment.

ADVERTISING COSTS -- We expense advertising costs as other selling expense in the fiscal year incurred. Advertising expense for fiscal 1999, 1998 and 1997 totaled $136 million, $105 million and $121 million, respectively.

FOREIGN CURRENCY REMEASUREMENT -- Assets and liabilities denominated in foreign currencies are generally remeasured using exchange rates in effect on the balance sheet date. We recognize the resulting foreign exchange gains and losses as a component of miscellaneous income (expense). Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets.

STOCK-BASED COMPENSATION -- Stock-based compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB 25, we do not recognize compensation expense for a stock option grant if the exercise price at the measurement date is equal to or greater than the fair market value of our common stock on the grant date (see Note 15).

STOCK SPLIT -- On October 22, 1998, our shareowners approved an amendment to the Certificate of Incorporation to increase our authorized common stock from 150 million shares to 450 million shares, and to decrease the par value of our common stock from $3.00 to $1.50 per share. As part of this amendment, which became effective on November 2, 1998, our shareowners also approved a two-for-one split of the issued common stock. All references in this annual report to the number of shares of common stock (including references to our broad-based employee stock option programs and our common stock repurchase programs), our earnings per share and our per share common stock prices have been restated to reflect the stock split.

2. FINANCIAL INSTRUMENTS

   Our financial instruments, except long-term debt and certain investments, are carried at fair value or have a carrying value which approximates fair value.

LONG-TERM DEBT -- The following table shows the estimated fair value and carrying value of long-term debt, including current maturities, at June 30, 1999 and 1998:

(In Billions)                          1999     1998
----------------------------------------------------
Fair value                             $2.6     $1.9
Carrying value                         $2.4     $1.6
----------------------------------------------------

   Fair values are estimated based on quoted market prices, where available, or on discounted cash flow analyses. Changes in assumptions or estimation methods may significantly affect these fair value estimates.

MARKETABLE EQUITY SECURITIES -- On July 1, 1997, we began accounting for our investment in SkyWest, Inc. under the cost method due to a decrease in our ownership percentage. Our investments in Singapore Airlines Limited, SAirGroup and SkyWest are classified as available-for-sale securities and are recorded at fair value. The following table summarizes these investments:

                           Quoted    Cost   Unrealized
(In Millions)            Fair Value  Basis  Gain (Loss)
------------------------------------------------------
                          June 30,           June 30,
                       1999    1998        1999   1998
------------------------------------------------------
Singapore Airlines     $335    $165  $181  $154   $(16)
SAirGroup              $110    $172  $ 85  $ 25   $ 87
SkyWest                $ 78    $ 87  $ 14  $ 64   $ 73
------------------------------------------------------

   Accumulated other comprehensive income reflects the aggregate unrealized gains of these investments, net of the related deferred tax provision, at June 30, 1999 and 1998. Our right to vote, transfer or acquire additional shares of stock of Singapore Airlines and SAirGroup is subject to certain restrictions.

SHORT-TERM INVESTMENTS -- Delta invests cash in excess of operating requirements in short-term, highly liquid investments. These investments are classified as available-for-sale securities under SFAS 115 and are stated at fair value. The aggregate fair value of short-term investments totaled $19 million at June 30, 1999 and $557 million at June 30, 1998. Accumulated other comprehensive income reflects unrealized gains and losses from these investments, net of related deferred taxes. The unrealized gains and losses on our short-term investments were not material at June 30, 1999 and 1998.

CONVERTIBLE SECURITIES -- During fiscal 1999, we entered into an agreement with priceline.com Incorporated. Under this agreement, ticket inventory provided by Delta is sold through priceline.com's Internet-based e-commerce system. As part of this agreement, we received warrants to purchase up to 18.6 million shares of priceline.com's common stock for $0.93 per share. The warrants are exercisable beginning when certain performance thresholds are met and ending December 31, 2005. We have now met the performance thresholds relating to the exercise of the warrants. These warrants, and the shares issuable when the warrants are exercised, are not registered under the Securities Act of 1933; accordingly, the fair value of these warrants is not reflected on our Consolidated Balance Sheets as of June 30, 1999.

   The value of the priceline.com common stock underlying our warrants is $1.2 billion, based upon the NASDAQ closing price as quoted on August 13, 1999. However, due to the nature of our equity interest in priceline.com, the fair value of our unexercised warrants in priceline.com cannot be readily determined.

   Subsequent to June 30, 1999 we executed a registration rights agreement with priceline.com which gives us certain demand and piggyback registration rights for the priceline.com common stock underlying our warrants. We are currently evaluating which portion of the warrants will become readily available within the next year. Upon completion of this evaluation during the first quarter of fiscal 2000, we will record the estimated fair value of these warrants on our Consolidated Balance Sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


         We are a member of the SITA Foundation, whose principal asset is its equity interest in Equant, N.V., an international data network services company. In February 1999, SITA sold a portion of its interest in Equant and distributed the proceeds on a pro rata basis to members that elected to participate in the offering. We sold approximately one-third of our ownership in Equant as part of this offering, resulting in a pretax gain of $26 million. We now hold depository certificates that may become convertible into 816,228 shares of Equant, N.V. Our equity interest is not recorded on our Consolidated Balance Sheets at June 30, 1999. The shares underlying the value of these certificates had an estimated fair market value of $72 million at August 13, 1999.

3. INCOME TAXES

         Deferred income taxes reflect the net tax effect of timing differences between the carrying amounts of assets and liabilities for financial reporting and for income tax purposes. The table below shows significant components of our deferred tax assets and liabilities at June 30, 1999 and 1998:

(In Millions)                             1999         1998
------------------------------------------------------------
Deferred Tax Assets:
Postretirement benefits                  $  766       $  756
Other employee benefits                     335          405
Gains on sale and leaseback
 transactions (net)                         278          257
Rent expense                                206          200
Spare parts repair expense                  151          139
Alternative minimum tax credit
 carryforwards                               27          107
Other                                       157          159
------------------------------------------------------------
    Total deferred tax assets            $1,920       $2,023
============================================================
Deferred Tax Liabilities:
Depreciation and amortization            $1,960       $1,446
Other                                       377          375
------------------------------------------------------------
    Total deferred tax liabilities       $2,337       $1,821
============================================================

         Income taxes provided in fiscal 1999, 1998 and 1997 consisted of:

(In Millions)                           1999             1998            1997
------------------------------------------------------------------------------
Current taxes                          $(307)           $(353)           $(321)
Deferred taxes                          (423)            (298)            (244)
Tax benefit of dividends on
 allocated Series B ESOP
 Convertible Preferred Stock               5                4                4
                                       -----            -----            -----
Income taxes provided                  $(725)           $(647)           $(561)
                                       =====            =====            =====

         The following table shows the difference between the income tax provision recorded for fiscal 1999, 1998 and 1997 and the amount that would result if we applied the federal statutory tax rate to pretax income:

(In Millions)                            1999             1998            1997
-------------------------------------------------------------------------------
Income before income taxes             $ 1,826          $ 1,648         $ 1,415
Items not deductible for
 tax purposes:
   Meals and entertainment                  41               42              39
   Amortization of goodwill                 11                9               9
   Other, net                              (20)             (27)            (17)
-------------------------------------------------------------------------------
Adjusted pretax income                   1,858            1,672           1,446
Federal statutory tax rate                  35%              35%             35%
-------------------------------------------------------------------------------
Federal income tax provision
 at statutory rate                        (650)            (585)           (506)
State and other
 income taxes                              (75)             (62)            (55)
-------------------------------------------------------------------------------
Income taxes provided                  $  (725)         $  (647)        $  (561)
===============================================================================

         Our income tax payments, net of income tax refunds, totaled $242 million in fiscal 1999, $244 million in fiscal 1998 and $336 million in fiscal 1997.

4. RISK MANAGEMENT

FUEL PRICE RISK MANAGEMENT - Our Company uses options and other non-leveraged, over-the-counter instruments, which have maturities of up to 36 months, to manage the risk associated with changes in aircraft fuel prices. In fiscal 1998, we primarily entered into swap contracts to manage fiscal 1999 risk. The changes in the market value of fuel hedging contracts have a high correlation to changes in aircraft fuel prices. Gains and losses from fuel hedging contracts are recognized as part of fuel expense when we use the underlying fuel hedged. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and amortized to fuel expense over the contract settlement period. We do not enter into fuel hedging contracts for trading purposes.

         At June 30, 1999, we had entered into hedge agreements for a total of
4.6 billion gallons of our projected aircraft fuel requirements for fiscal years 2000 through 2002, including approximately 80% of our projected fiscal 2000 fuel requirements. At June 30, 1999, these contracts had an estimated fair value of $333 million with unrealized gains of $137 million.

         At June 30, 1998, we had entered into hedge agreements for 2.1 billion gallons of our projected aircraft fuel requirements for fiscal 1999. On that date, these contracts were in a loss position of $19 million, with unrealized losses of $32 million.

         During fiscal 1999, our Board of Directors increased our maximum fuel hedging horizon from 12 months to 36 months. This change impacted the notional amounts and estimated fair values of our fuel hedging contracts at June 30, 1999 compared to June 30, 1998.

FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT - Foreign currency options and forward contracts are used to manage the risk associated with our net foreign currency-denominated transactions. The contracts are denominated in the same currency in which the projected foreign cash flows are expected to occur and have maturities of up to 12 months. The principal amount of outstanding foreign currency forward contracts totaled approximately $26 million at June 30, 1999. The notional amount of option contracts outstanding at June 30, 1999 was approximately $330 million. At June 30, 1998, the principal amount of foreign currency forward contracts outstanding totaled approximately $26 million. The estimated fair value of our foreign currency contracts was not material at June 30, 1999 or 1998. We do not enter into foreign currency hedging contracts for trading purposes.

         We recognize the gains and losses from foreign currency exchange contracts as a component of miscellaneous income (expense) as we recognize the underlying transaction. These gains and losses are not material for any period presented in our consolidated financial statements.

CREDIT RISK MANAGEMENT - To manage credit risk associated with our fuel price and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant to our Company at June 30, 1999.

CONCENTRATION OF CREDIT RISK - Our accounts receivable are generated largely from the sale of airline tickets and cargo services to customers who are economically and geographically dispersed. In addition, our accounts receivable are generally short-term in duration. Therefore, we believe we have no significant concentration of credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


5. LONG-TERM DEBT


         The following table summarizes our long-term debt, including current maturities, at June 30, 1999 and 1998:

(In Millions)                                                                                                1999            1998
----------------------------------------------------------------------------------------------------------------------------------
Medium-Term Notes, Series A and B, unsecured, interest rates from 8.25% to 9.15%;
 maturities ranging from 1999 to 2007                                                                       $   61          $  128
9 7/8% Notes, unsecured, due May 15, 2000                                                                      142             142
1999 Bank Credit Agreement, 5.92% interest, due March 22, 2001                                                 500              --
8 1/2% Notes, unsecured, due March 15, 2002                                                                     71              71
6.65% Medium-Term Notes, Series C, unsecured, due March 15, 2004                                               300              --
8.10% Series C Guaranteed Serial ESOP Notes, unsecured, due in installments between 2002 and 2009              290             290
10 1/8% Debentures, unsecured, due May 15, 2010                                                                113             113
10 3/8% Debentures, unsecured, due February 1, 2011                                                            175             175
Development Authority of Fulton County, unsecured loan agreement, $19 million due on May 1, 2013,
 $85 million on May 1, 2023 and $21 million on May 1, 2033; interest rates from 5.30% to 5.50%                 125             125
9% Debentures, unsecured, due May 15, 2016                                                                     101             101
9 3/4% Debentures, unsecured, due May 15, 2021                                                                 250             250
10 3/8% Debentures, unsecured, due December 15, 2022                                                            66              66
Other                                                                                                          222             139
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                                                                  2,416           1,600
Less: Current maturities                                                                                       660              67
----------------------------------------------------------------------------------------------------------------------------------
      Total long-term debt                                                                                  $1,756          $1,533
==================================================================================================================================

         Our variable interest rate long-term debt is shown using interest rates in effect at June 30, 1999.

1999 BANK CREDIT AGREEMENT - During fiscal 1999, we entered into a $500 million credit agreement with a group of banks to finance a portion of our purchase of ASA Holdings (see Note 17). Our interest rate under this agreement is either the base rate or the Eurodollar rate, plus a margin that is dependent on Delta's long-term senior unsecured debt ratings. This agreement expires on March 22, 2001, but we may prepay the outstanding borrowings at any time.

         The 1999 Bank Credit Agreement contains negative covenants. These covenants restrict our ability to grant liens, to incur or guarantee debt and to enter into flight equipment leases. This agreement also provides that, if our long-term senior unsecured debt is rated below investment grade, we are required to maintain a specific coverage ratio as of the last day of each fiscal quarter. The banks have the right to terminate the agreement if there is a change of control of Delta. In this event all outstanding borrowings would become due immediately.

         At August 13, 1999, $500 million was outstanding under our 1999 Bank Credit Agreement. This obligation is included in current maturities of long-term debt on our Consolidated Balance Sheets because we intend to repay the amounts outstanding before June 30, 2000.

1997 BANK CREDIT AGREEMENT - Under our 1997 Bank Credit Agreement with a group of banks, we may borrow up to $1.25 billion on an unsecured and revolving basis until May 1, 2002, subject to our compliance with certain conditions. We may use up to $700 million of this facility for the issuance of letters of credit. Our interest rate under this facility is either LIBOR or the prime rate, plus a margin that is dependent on Delta's long-term senior unsecured debt ratings. We can also obtain loans through a competitive bid procedure.

         The 1997 Bank Credit Agreement contains negative covenants and a change of control provision similar to the corresponding provisions of the 1999 Bank Credit Agreement. At June 30 and August 13, 1999, no amounts were outstanding under the 1997 Bank Credit Agreement.

SERIES C ESOP NOTES - At June 30, 1999, there were $290 million of Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes outstanding. We guarantee the Series C ESOP Notes, which are payable in installments between July 1, 2002 and January 1, 2009. Under the note purchase agreements related to the Series C ESOP Notes, the noteholders have the option to require us to purchase the Series C ESOP Notes if the credit rating of our long-term senior unsecured debt falls below Baa3 by Moody's and BBB- by Standard & Poor's (a purchase event). We have no obligation to purchase the Series C ESOP Notes if we obtain, within a certain amount of time of a purchase event, a credit enhancement that increases the debt rating for the Series C ESOP Notes to at least A3 by Moody's and A- by Standard & Poor's (required ratings). The purchase price of the Series C ESOP Notes would include their outstanding principal amount, accrued interest and, potentially, a make whole premium amount.

         During fiscal 1993, a purchase event occurred. We obtained a credit enhancement that resulted in the Series C ESOP Notes receiving the required ratings. Accordingly, we were not required to purchase the Series C ESOP Notes as a result of this purchase event. The credit enhancement for the Series C ESOP Notes is currently provided in the form of a letter of credit issued under a $425 million letter of credit facility with ABN AMRO Bank and a group of banks. This facility, which expires June 6, 2000, contains negative covenants and a change of control provision similar to those in the 1999 and 1997 Bank Credit Agreements. If there is a drawing on the letter of credit, we must repay it immediately or convert our repayment obligation to a short-term loan. At August 13, 1999, the face amount of the letter of credit was $421 million. It covers the $290 million of outstanding principal of the Series C ESOP Notes, up to $98 million of make whole premium amount and approximately one year of interest on the Series C ESOP Notes.

         We also have a trust indenture with a third-party trustee and the Delta Family-Care Savings Plan which contains terms and conditions relating to any letter of credit used to credit enhance the Series C ESOP Notes. The indenture requires the trustee to draw under the letter of credit to make regularly scheduled payments of principal and interest on the Series C ESOP Notes, and to purchase the Series C ESOP Notes in certain circumstances in which we would not be required to purchase the Series C ESOP Notes under the note purchase agreements. The indenture requires the trustee to purchase the Series C ESOP Notes at the option of the noteholders if:

1. the required ratings on the Series C ESOP Notes are not maintained;

2. the letter of credit is not extended 20 days before its scheduled expiration date;

3. we terminate the letter of credit; or

4. the trustee receives notice that an event of default has occurred under the letter of credit facility.

In the situations described above, the trustee may not repurchase the Series C ESOP Notes if the Series C ESOP Notes receive the required ratings within 10 days of the event.

         The required ratings on the Series C ESOP Notes can be changed at any time, and are subject to confirmation annually, by Moody's and Standard & Poor's. Circumstances that might cause either rating agency to lower or fail to confirm its rating include, but are not limited to, the following:

1. downgrading of the deposits of the issuer of the letter of credit to below A3 by Moody's or below A- by Standard & Poor's; or

2. a determination that the make whole premium amount covered by the letter of credit is insufficient.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


         The indenture does not permit the trustee to purchase the Series C ESOP Notes if they receive the required ratings without a credit enhancement. The Series C ESOP Notes are not likely to receive the required ratings without a credit enhancement unless our long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. On August 13, 1999, our long-term senior unsecured debt was rated Baa3 by Moody's and BBB- by Standard & Poor's.

FUTURE MATURITIES - At June 30, 1999, the annual scheduled maturities of long-term debt during the next five fiscal years were as follows:

Year Ending June 30
(In Millions)                                     Amount
--------------------------------------------------------
2000                                             $   660
2001                                                  16
2002                                                  86
2003                                                  22
2004                                                 312
After 2004                                       $ 1,320
--------------------------------------------------------

         Cash payments for interest, net of interest capitalized, totaled $130 million in fiscal 1999, $152 million in fiscal 1998 and $171 million in fiscal 1997.

DEBT COVENANTS - Our debt agreements contain negative covenants, but these covenants do not limit the payment of dividends on our capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit our ability to pay cash dividends to our common shareowners in certain circumstances (see Note 10).

         ASA's credit agreements contain negative covenants that apply only to the financial position of ASA. The covenants, among other things, limit ASA's ability to transfer funds in the form of cash dividends, loans or advances. At June 30, 1999, approximately $218 million of ASA's net assets were subject to these restrictions and approximately $57 million of net assets were available for distribution by ASA to Delta under the most restrictive of these provisions.

6. LEASE OBLIGATIONS

         Our Company leases aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. We record rent expense on a straight-line basis over the life of the lease. Rental expense for operating leases totaled $1.1 billion in fiscal 1999, $0.9 billion in fiscal 1998 and $0.9 billion in fiscal 1997. Amounts due under capital leases are recorded as liabilities, and our interest in assets acquired under capital leases are shown as assets on our Consolidated Balance Sheets.

         The following table summarizes our minimum rental commitments under capital leases and operating leases with initial or remaining terms of more than one year as of June 30, 1999:

Year Ending June 30                         Capital           Operating
(In Millions)                                Leases             Leases
-----------------------------------------------------------------------
2000                                         $ 63              $ 1,020
2001                                           57                1,030
2002                                           57                1,040
2003                                           48                1,020
2004                                           32                  980
After 2004                                     40                9,440
----------------------------------------------------------------------
    Total minimum lease payments              297              $14,530
                                                               =======
Less: Amounts of lease payments which
 represent interest                            62
-------------------------------------------------
Present value of future minimum capital
 lease payments                               235
Less: Current obligations under capital
 leases                                        39
-------------------------------------------------
Long-term capital lease obligations          $196
=================================================

         As of June 30, 1999, we operated 208 aircraft under operating leases and 48 aircraft under capital leases. These leases have remaining terms ranging from 6 months to 18 years. Several municipalities and airport authorities have issued special facility revenue bonds to build or improve airport terminal and maintenance facilities that we lease. Under these operating lease agreements, we are required to make rental payments that are sufficient to pay principal and interest on these bonds.

7. PURCHASE COMMITMENTS

         Future expenditures for aircraft and engines on firm order as of August 13, 1999 are estimated at approximately $10.0 billion. The following table shows the timing of these commitments:

Year Ending June 30
(In Millions)                                    Amount
-------------------------------------------------------
2000                                             $2,310
2001                                              2,710
2002                                              1,190
2003                                                920
2004                                                740
After 2004                                        2,080
-------------------------------------------------------
Total                                            $9,950
=======================================================

         Our purchase commitments at August 13, 1999 include future payments for eleven 777 aircraft on order. These future payments have been included in the above table based on their delivery dates under the purchase agreement. As discussed in "Personnel Matters - 777-200 Negotiations" on page 32 of Management's Discussion and Analysis, delivery of these aircraft has been deferred indefinitely. These deferrals may impact the timing of future payments.

         Capital expenditures of approximately $794 million have also been authorized for fiscal 2000 for airport and office facility improvements, aircraft modifications, and the purchase of ground equipment and other assets. We expect to finance our commitments and other capital expenditures with available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions.

         Delta has code-sharing agreements with several airlines. Under some of these agreements, we have commitments to purchase a block of seats at negotiated prices. None of these agreements require a purchase commitment in excess of one year.

8. CONTINGENCIES

         Delta is a defendant in legal actions related to alleged employment discrimination practices, antitrust matters, environmental issues and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our consolidated financial statements.

         Approximately 14% of our employees are represented by unions. See "Personnel Matters - Collective Bargaining Agreements" on page 32 of Management's Discussion and Analysis for additional information on this subject.

9. EMPLOYEE BENEFIT PLANS

         Delta sponsors defined benefit and defined contribution pension plans, medical plans and disability and survivorship plans for eligible employees, their eligible family members and retirees. We reserve the right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or ERISA.

DEFINED BENEFIT PENSION PLANS:

         The retirement plans we sponsor include defined benefit pension plans. The qualified defined benefit plans are currently funded to meet the minimum ERISA funding requirements.

         The following table shows the change in projected benefit obligation for our defined benefit pension plans for the plan years ended June 30, 1999 and 1998:

(In Millions)                            1999         1998
----------------------------------------------------------
Projected benefit obligation at
 beginning of year                     $8,342       $7,591
----------------------------------------------------------
Service cost                              240          209
Interest cost                             585          575
Actuarial loss                            158          608
Benefits paid                            (456)        (648)
Curtailment loss                           --            1
Plan amendments                             3            6
----------------------------------------------------------
Projected benefit obligation at
 end of year                           $8,872       $8,342
==========================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


         The following table shows the change in the fair value of defined benefit pension plan assets for the plan years ended June 30, 1999 and 1998:

(In Millions)                                    1999         1998
------------------------------------------------------------------
Fair value of plan assets at beginning
 of year                                       $9,121       $7,512
------------------------------------------------------------------
Actual return on plan assets                      310        2,203
Employer contributions                             45           54
Benefits paid                                    (456)        (648)
------------------------------------------------------------------
Fair value of plan assets at end of year       $9,020       $9,121
==================================================================

         The accrued pension cost recognized for these plans on our Consolidated Balance Sheets is computed as follows:

(In Millions)                                   1999          1998
------------------------------------------------------------------
Funded status                                   $148       $   779
Unrecognized net actuarial gain                 (607)       (1,231)
Unrecognized transition obligation                60            62
Unrecognized prior service cost                   37            39
Contributions made between April 1
 and June 30                                      12            12
Intangible asset                                 (13)          (12)
Other comprehensive income                        (2)           (2)
------------------------------------------------------------------
Accrued pension cost recognized on the
 Consolidated Balance Sheets                  $ (365)      $  (353)
==================================================================


         Net periodic pension cost for fiscal 1999, 1998 and 1997 included the following components:

(In Millions)                           1999             1998             1997
------------------------------------------------------------------------------
Service cost                           $ 240           $   209           $ 188
Interest cost                            585               575             570
Expected return on plan assets          (776)             (685)           (653)
Amortization of prior service cost         5                 3               3
Recognized net actuarial (gain) loss      --                (4)              3
Amortization of net transition
 obligation                                2                 2               2
------------------------------------------------------------------------------
Net periodic pension cost              $  56           $   100           $ 113
==============================================================================

         We used the following actuarial assumptions to determine the actuarial present value of our projected benefit obligation:

March 31:                                 1999         1998
------------------------------------------------------------
Weighted average discount rate            7.25%        7.00%
Rate of increase in future
 compensation levels                      4.43%        4.30%
Expected long-term rate of return
 on plan assets                          10.00%       10.00%

         Delta also sponsors several non-qualified pension plans which are funded from current assets. The accumulated benefit obligation of these plans totaled $301 million at March 31, 1999 and $285 million at March 31, 1998.

DEFINED CONTRIBUTION PENSION PLANS:

DELTA PILOTS MONEY PURCHASE PENSION PLAN (MPPP) - We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During fiscal 1999, 1998 and 1997, we recognized expense of $53 million, $54 million and $49 million, respectively, for this plan.

DELTA FAMILY-CARE SAVINGS PLAN - Our Savings Plan includes an employee stock ownership plan (ESOP) feature. Eligible personnel may contribute a portion of their earnings to the Savings Plan. Delta matches 50% of those contributions with a maximum employer contribution of 2% of a participant's earnings. We make quarterly employer contributions by allocating Series B ESOP Convertible Preferred Stock, common stock or cash to the plan. These contributions, which are recorded as salaries and related costs in our Consolidated Statements of Operations, totaled $52 million in fiscal 1999, $49 million in fiscal 1998 and $45 million in fiscal 1997.

         When we adopted the ESOP in 1989, we sold 6,944,450 shares of Series B ESOP Convertible Preferred Stock to the Savings Plan for approximately $500 million. We have recorded unearned compensation equal to the value of the preferred stock sold to the Savings Plan but not yet allocated to participants' accounts. We reduce the unearned compensation as shares of the preferred stock are allocated to participants' accounts. Dividends on unallocated shares of preferred stock are used for debt service on the Savings Plan's Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of preferred stock are credited to participants and are considered dividends for financial reporting purposes. Only allocated shares of preferred stock are considered outstanding when we compute diluted earnings per share.

ASA Investment Savings Plan - ASA sponsors a defined contribution retirement plan for its eligible employees. Eligible personnel may contribute a portion of their earnings to the plan and ASA matches from 20% to 75% of those contributions, depending on the number of years an employee has participated in the plan. The maximum annual employer contribution is 6% of a participant's earnings. The ASA Investment Savings Plan did not have a material impact on our consolidated financial statements for the year ended June 30, 1999.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

         Our medical plans provide medical and dental benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from general assets on a current basis. Plan benefits are subject to copayments, deductibles and other limits as described in the plans. Benefits are reduced when a retiree is eligible for Medicare.

         The following table shows the change in our accumulated postretirement benefit obligation (APBO) for the plan years ended June 30, 1999 and 1998:

(In Millions)                     1999         1998
---------------------------------------------------
APBO at beginning of year       $1,627       $1,565
Service cost                        37           33
Interest cost                      112          110
Benefits paid                      (71)         (64)
Actuarial gain                     (65)         (17)
Substantive plan change            (28)           -
---------------------------------------------------
APBO at end of year             $1,612       $1,627
===================================================

         The following table shows the calculation of the accrued postretirement benefit cost recognized on our Consolidated Balance Sheets:

(In Millions)                                  1999           1998
------------------------------------------------------------------
Funded status                               $(1,612)       $(1,627)
Unrecognized net loss                             1             61
Unrecognized prior service cost                (371)          (388)
Contributions made between April 1
 and June 30                                     17             16
------------------------------------------------------------------
Accrued postretirement benefit cost
 on the Consolidated Balance Sheets         $(1,965)       $(1,938)
==================================================================

         Net periodic postretirement benefit cost for fiscal 1999, 1998 and 1997 included the following components:

(In Millions)                      1999       1998       1997
-------------------------------------------------------------
Service cost                       $ 37       $ 33       $ 25
Interest cost                       112        110        115
Amortization of prior
 service cost                       (40)       (38)       (38)
Recognized net actuarial
 (gain) loss                          -         (2)         1
Other                               (10)         -          -
-------------------------------------------------------------
Net periodic postretirement
 benefit cost                      $ 99       $103       $103
=============================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


         We used the following actuarial assumptions to determine the actuarial present value of our APBO:

March 31:                                    1999     1998
----------------------------------------------------------
Weighted average discount rate               7.25%    7.00%
Assumed health care cost trend rate(*)       5.50%    6.00%
----------------------------------------------------------

(*) The assumed health care cost trend rate is assumed to decline gradually to 4.25% by March 31, 2000 and remain level after that point.

         A 1% change in the health care cost rate used in measuring the APBO at March 31, 1999 would have the following effects:

(In Millions)                      1% Increase       1% Decrease
----------------------------------------------------------------
Increase (decrease) in total
 service and interest cost            $ 15              $ (13)
Increase (decrease) in the APBO       $141              $(127)
----------------------------------------------------------------

POSTEMPLOYMENT BENEFITS - Delta provides certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of disability and survivorship plans.

         Postemployment benefit (income) expense was $(13) million in fiscal 1999, $74 million in fiscal 1998 and $71 million in fiscal 1997. We include the amount funded in excess of the liability in other noncurrent assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets.

         Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

         We continually evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense.

10. COMMON AND PREFERRED STOCK

         In fiscal 1999, we issued 2,463,427 shares of common stock under our broad-based employee stock option plans and a total of 733,942 shares of common stock under our 1989 Stock Incentive Plan and Dividend Reinvestment and Stock Purchase Plan. We also distributed 55,614 shares of common stock from treasury under the 1989 Stock Incentive Plan. During fiscal 1999, we repurchased 15,149,658 shares of common stock as part of our share repurchase programs described in Note 11.

         At June 30, 1999, our Company had shares of stock reserved as follows:

- 38,615,471 shares of common stock for issuance under our broad-based employee stock option plans;

- 14,538,639 shares of common stock for issuance under our 1989 Stock Incentive Plan;

- 11,232,228 shares of common stock for conversion of Series B ESOP Convertible Preferred Stock;

- 500,000 shares of common stock for issuance under our Non-Employee Directors' Stock Option Plan;

- 494,341 shares of common stock for issuance under our Non-Employee Directors' Stock Plan; and

- 2,250,000 shares of preferred stock for issuance under our Shareowner Rights Plan.

         Each share of Series B ESOP Convertible Preferred Stock pays a cumulative cash dividend of 6% per year. Each preferred share is convertible into 1.7155 shares of common stock at a conversion price of $41.97 and has a liquidation price of $72, plus accrued and unpaid dividends. The preferred stock generally votes together as a single class with the common stock and has two votes per share. The preferred stock is redeemable at our option at $72 per share, payable in cash or common stock. We cannot pay cash dividends on common stock until all cumulative dividends on the preferred stock have been paid. The conversion rate, conversion price and voting rights of the preferred stock are subject to adjustment in certain circumstances.

         The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire our Company that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of our Company and our shareowners. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, which is subject to adjustment.

         The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his or her rights to purchase our common stock having a market value of twice the exercise price.

         Alternatively, if a person acquires beneficial ownership of 15% or more of our common stock and either (a) we are involved in a merger or other business combination in which our Company is not the surviving corporation or (b) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his or her rights to purchase the common stock of the acquiring company, having a market value of twice the exercise price.

         The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right until 10 business days following the announcement that a person beneficially owns 15% or more of our common stock.

11. SHARE REPURCHASE AUTHORIZATIONS

         In April 1996, our Board of Directors authorized us to repurchase a total of 49.4 million shares of common stock and common stock equivalents. Under this authorization, we could repurchase up to 12.4 million of these shares before October 30, 1997 - the date the initial stock option grants under the broad-based employee stock option plans became exercisable. We may purchase the remaining shares as employees exercise their stock options under those plans (see Note 15). Repurchases are subject to market conditions, and may be made on the open market or in privately negotiated transactions.

         The following table summarizes our repurchase activity under this authorization:

                                                 Amount
                          Number of Shares       Spent
                            Repurchased      (In Millions)
----------------------------------------------------------
Fiscal 1999                    1,943,053          $128
Fiscal 1998                    6,158,000          $345
Fiscal 1997                   10,757,400          $379
----------------------------------------------------------

         In July 1998, our Board of Directors authorized us to repurchase up to $750 million of common stock through December 31, 1999. We completed this repurchase program during fiscal 1999 by repurchasing 13,095,420 shares of common stock for approximately $750 million.

12. COMPREHENSIVE INCOME

         During fiscal 1999, we adopted SFAS 130, which establishes standards for reporting comprehensive income and its components. The adoption of SFAS 130 had no net effect on our net income or shareowners' equity for fiscal years ended June 30, 1999, 1998 and 1997. Comprehensive income for the fiscal years ended June 30, 1999, 1998 and 1997 included the following components:

                                               For the Year Ended June 30,
(In Millions)                               1999          1998           1997
-----------------------------------------------------------------------------
Net income                                $ 1,101       $ 1,001         $ 854
Unrealized gain (loss) on
 marketable equity securities                  99           (22)          (40)
Other                                          --             1            (1)
-----------------------------------------------------------------------------
Total other comprehensive
  income                                       99           (21)          (41)
Income tax effect on other
 comprehensive income                         (39)            9            16
-----------------------------------------------------------------------------
Total other comprehensive
 income, net of income taxes                   60           (12)          (25)
-----------------------------------------------------------------------------
Comprehensive income,
 net of income taxes                      $ 1,161       $   989         $ 829
=============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


13. GEOGRAPHIC INFORMATION

         During fiscal 1999, we adopted SFAS 131, which requires us to disclose information about all operating segments. Under SFAS 131, operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. We are managed as a single business unit that provides air transportation of passengers and cargo. Our operating revenues by geographic region are summarized in the following table:

(In Millions)          1999          1998          1997
-------------------------------------------------------
Domestic            $12,070       $11,497       $11,027
Atlantic              1,973         2,092         2,024
Pacific                 326           304           325
Latin America           342           245           218
-------------------------------------------------------
 Total              $14,711       $14,138       $13,594
=======================================================

         Operating revenues are assigned to a specific geographic region based on the origin and destination of each flight segment. Our tangible assets consist primarily of flight equipment, which is mobile across geographic markets. Therefore, assets are not allocated to specific geographic regions.

14. EARNINGS PER SHARE

         We calculate basic earnings per share by dividing the income available to common shareowners by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effects of stock options and convertible securities. The following table shows our computation of basic and diluted earnings per share:

Fiscal Year Ended June 30,              1999         1998          1997
------------------------------------------------------------------------
(In Millions, Except Per Share Data)
------------------------------------------------------------------------
BASIC:
Net income                            $ 1,101      $ 1,001       $   854
 Dividends on allocated
   Series B ESOP Convertible
   Preferred Stock                        (11)         (11)           (9)
------------------------------------------------------------------------
Income available to
 common shareowners                   $ 1,090      $   990       $   845
Weighted average shares
 outstanding                            142.9        149.2         148.3
------------------------------------------------------------------------
Basic earnings per share              $  7.63      $  6.64       $  5.70

DILUTED:
Net income                            $ 1,101      $ 1,001       $   854
 Adjustment to net income
   assuming conversion of
   allocated Series B ESOP
   Convertible Preferred Stock             (4)          (4)           (5)
------------------------------------------------------------------------
Income available to
 common shareowners                   $ 1,097      $   997       $   849
Weighted average shares
 outstanding                            142.9        149.2         148.3
Additional shares assuming:
 Exercise of stock options                4.7          3.8           1.2
 Conversion of allocated
   Series B ESOP Convertible
   Preferred Stock                        4.7          4.2           3.8
 Conversion of Series C
   Convertible Preferred Stock             --           --            .6
------------------------------------------------------------------------
Weighted average shares
 outstanding as adjusted                152.3        157.2         153.9
------------------------------------------------------------------------
Diluted earnings per share            $  7.20      $  6.34       $  5.52
========================================================================

15. STOCK OPTIONS AND AWARDS

         Under our 1989 Stock Incentive Plan and a predecessor plan, we granted non-qualified stock options and, prior to fiscal 1993, tandem stock appreciation rights (SARs) to officers and other key employees. The exercise price for all stock options, and the base measuring price of the SARs, is the fair market value of our common stock on the grant date.

         In fiscal 1997, our shareowners approved two broad-based employee stock option plans. One plan is for eligible nonpilot personnel and the other plan covers eligible pilots.

         The nonpilot and pilot plans involve non-qualified stock options to purchase a total of 49.4 million shares of common stock. The plans provided for grants in three annual installments on October 30, 1998, 1997 and 1996. The exercise price of each grant equaled the opening per share price of the common stock on the New York Stock Exchange on the grant date. Stock options are generally exercisable during the period beginning one year after their grant date and ending ten years after their grant date, and are not transferable for any reason other than the death of the eligible employee. The following table summarizes grant activity under the broad-based plans for the years ended June 30, 1999, 1998 and 1997:

                       Options Granted       Exercise Price
Grant Date              (In Millions)         (Per Share)
-----------------------------------------------------------
October 30, 1996            16.4                 $34.50
October 30, 1997            16.6                 $49.00
October 30, 1998            16.4                 $50.59
-----------------------------------------------------------

          The following table summarizes all stock option and SAR activity during fiscal 1999, 1998 and 1997:

                                                 Fiscal 1999              Fiscal 1998               Fiscal 1997
---------------------------------------------------------------------------------------------------------------
                                                         Weighted              Weighted                Weighted
                                                         Average               Average                 Average
                                              Shares     Exercise    Shares    Exercise     Shares     Exercise
Stock Options                                  (000)      Price       (000)     Price        (000)      Price
---------------------------------------------------------------------------------------------------------------
Outstanding at beginning of fiscal year       30,006       $45       19,802       $35        4,664       $33
Granted                                       19,639        51       19,698        50       17,864        35
Exercised                                     (3,256)       41       (9,318)       35       (2,558)       34
Forfeited                                       (245)       51         (176)       46         (168)       38
---------------------------------------------------------------------------------------------------------------
Outstanding at end of fiscal year             46,144        48       30,006        45       19,802        35
---------------------------------------------------------------------------------------------------------------
Stock options exercisable at fiscal
 year end                                     26,640       $45       10,422       $35        2,098       $32
---------------------------------------------------------------------------------------------------------------

          The following table summarizes information about stock options outstanding and exercisable at June 30, 1999:


                          Stock Options Outstanding                            Stock Options Exercisable
--------------------------------------------------------------------------------------------------------
                   Number          Weighted                               Number
Range of        Outstanding at  Average Expected     Weighted          Exercisable at       Weighted
Exercise        June 30, 1999    Remaining Life       Average           June 30, 1999        Average
Prices              (000)          (Years)         Exercise Price          (000)          Exercise Price
--------------------------------------------------------------------------------------------------------
$26-$34               240             5                $26                    240              $26
$35-$41             8,242             4                 35                  8,242               35
$42-$63            37,662             5                 50                 18,158               50


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999, 1998 AND 1997
DELTA AIR LINES, INC.


         The estimated fair value of stock options granted in fiscal 1999, 1998 and 1997 was derived using the Black-Scholes stock option pricing model. The following table shows our assumptions and the weighted average fair values of stock options:

                                  Stock Options Granted in Fiscal Year
Assumption                           1999        1998          1997
----------------------------------------------------------------------
Risk-free interest rate              4.3%         5.8%         6.0%
Average expected life of
  stock options (in years)           5.1          3.3          2.7
Expected volatility of
 common stock                       26.3%        25.3%        26.4%
Expected annual dividends
 on common stock                   $0.10        $0.10        $0.10
Weighted average fair
 value of stock options            $  16        $  13        $   9
----------------------------------------------------------------------

         The following table shows our net income and earnings per share as if we accounted for our stock option plans under the fair value method of SFAS 123:

                                   For the Year Ended June 30,
                                 1999         1998         1997
----------------------------------------------------------------
Net income (in millions):
   As reported                  $1,101       $1,001        $ 854
   Fair value method
    under SFAS 123                 935          875          791
Basic earnings per share:
   As reported                  $ 7.63       $ 6.64        $5.70
   Fair value method
    under SFAS 123                6.47         5.80         5.27*
Diluted earnings per share:
   As reported                  $ 7.20       $ 6.34        $5.52
   Fair value method
    under SFAS 123                6.11         5.54         5.11*

* Restated in accordance with SFAS 128.

         Under SFAS 123, we are not required to include stock options granted before fiscal 1996 as compensation in determining pro forma net income. Therefore, the pro forma effects of SFAS 123 on net income and earnings per share for fiscal 1999 may not be representative of the pro forma effects of SFAS 123 in future years.

         In July 1999, we granted approximately 1.7 million stock options, with exercise prices ranging from $60 to $63 per share.

16. SALE OF RECEIVABLES

         During June 1999, we entered into an agreement under which we sold a defined pool of our accounts receivable, on a revolving basis, through a special purpose, wholly owned subsidiary to a third party. We initially sold receivables with a fair value of $547 million to the subsidiary. In exchange for the receivables sold, we received (a) $325 million in cash from the subsidiary's sale of an undivided interest in the pool of receivables to a third party and
(b) a $222 million subordinated promissory note from the subsidiary. The amount of the promissory note fluctuates because it represents the portion of the purchase price payable for the volume of receivables sold. We retained servicing and record-keeping responsibilities for the receivables sold. This agreement expires on June 15, 2000.

         As part of the agreement, the subsidiary is obligated to pay fees to a third party based on the amounts invested by the third party. For fiscal 1999, these fees totaled approximately $2 million and are included in other income (expense) under miscellaneous income (expense), net in our Consolidated Statements of Operations. The promissory note totaled $175 million at June 30, 1999 and is included as accounts receivable on our Consolidated Balance Sheets.

17. ACQUISITION OF ASA HOLDINGS, INC.

         On February 16, 1999, we entered into an agreement with ASA Holdings to acquire its outstanding common stock for approximately $700 million. ASA Holdings is a holding company whose principal assets are its wholly owned subsidiaries, ASA and ASA Investments, Inc. ASA is a regional air carrier that serves airports primarily in the southeastern United States. ASA Investments, Inc. manages cash for ASA Holdings and ASA. Prior to this agreement, we owned approximately 28% of ASA Holdings' outstanding common stock.

         Delta acquired ASA Holdings in two steps. In the first step, our wholly owned subsidiary made a tender offer to purchase all of the outstanding shares of ASA Holdings for $34 per share. At the completion of the tender offer in March 1999, we owned approximately 91% of the outstanding common stock of ASA Holdings. The second step occurred in May 1999, when our wholly owned subsidiary merged into ASA Holdings. As a result of this merger, ASA Holdings' remaining outstanding shares of common stock were converted into the right to receive $34 per share. ASA Holdings became an indirect, wholly owned subsidiary of our Company.

         We used the purchase method of accounting to record the acquisition of ASA Holdings. The purchase price of the shares acquired was allocated to the assets acquired and the liabilities assumed. The allocation was based on the preliminary estimated fair values at the acquisition date. Based on the allocation as of June 30, 1999, the total cost of the acquisition exceeded the estimated fair value of the underlying net assets by approximately $508 million, which will be amortized over 40 years. Our consolidated financial statements as of June 30, 1999 include ASA Holdings' balance sheet as of June 30, 1999, as well as its results of operations from April 1, 1999. The pro forma effects had ASA Holdings been consolidated as of July 1, 1998 would not have been material to our revenues, net income, or earnings per share for fiscal 1999.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes our unaudited quarterly results of operations for fiscal 1999 and 1998 (in millions, except per share data):

                                                   Three Months Ended
----------------------------------------------------------------------------------
FISCAL 1999                        Sept. 30        Dec. 31     Mar. 31     June 30
----------------------------------------------------------------------------------
Operating revenues                  $3,802         $3,448      $3,504      $3,957
Operating income                    $  552         $  320      $  356      $  642
Net income                          $  327         $  194      $  216      $  364
Basic earnings per share**          $ 2.19         $ 1.34      $ 1.51      $ 2.59
Diluted earnings per share**        $ 2.08         $ 1.29      $ 1.42      $ 2.40
----------------------------------------------------------------------------------

FISCAL 1998                        Sept. 30        Dec. 31     Mar. 31     June 30
----------------------------------------------------------------------------------
Operating revenues                  $3,553         $3,434      $3,390      $3,761
Operating income                    $  431         $  332      $  336      $  595
Net income                          $  254         $  190      $  195      $  362
Basic earnings per share**          $ 1.71*        $ 1.26      $ 1.29      $ 2.39
Diluted earnings per share**        $ 1.63*        $ 1.20      $ 1.23      $ 2.26
----------------------------------------------------------------------------------

 * Restated to conform with SFAS 128.
** The sum of the quarterly earnings per share may not equal the fiscal earnings per share due to changes in average share calculations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
DELTA AIR LINES, INC.

TO DELTA AIR LINES, INC.:


We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, cash flows and shareowners' equity for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
-----------------------------
Atlanta, Georgia
August 13, 1999

REPORT OF MANAGEMENT
DELTA AIR LINES, INC.


The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears on page 58 of this report.

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

/s/ Edward H. West              /s/ Leo F. Mullin
---------------------------     ------------------------------
    Edward H. West                  President and
    Chief Financial Officer         Chief Executive Officer

CONSOLIDATED SUMMARY OF OPERATIONS

DELTA AIR LINES, INC.


For the fiscal year ended June 30
---------------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)                           1999             1998                  1997(1)             1996(2)
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                          $14,711          $14,138               $13,594                $12,455
Operating expenses                                           12,841           12,444                12,063                 11,990
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                       1,870            1,694                 1,531                    465
Interest expense, net                                          (153)            (148)                 (174)                  (243)
Miscellaneous income, net(6)                                    109              102                    58                     54
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                             1,826            1,648                 1,415                    276
Income tax benefit (provision)                                 (725)            (647)                 (561)                  (120)
Amortization of investment tax credits                           --               --                    --                     --
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             1,101            1,001                   854                    156
Preferred stock dividends                                       (11)             (11)                   (9)                   (82)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareowners        $ 1,090          $   990               $   845                $    74
=================================================================================================================================
Earnings (loss) per share(7)
 Basic                                                      $  7.63          $  6.64               $  5.70                $  0.72
=================================================================================================================================
 Diluted                                                    $  7.20          $  6.34               $  5.52                $  0.72
=================================================================================================================================
Dividends declared on common stock                          $    14          $    15               $    15                $    10
 Dividends declared per common share(7)                     $  0.10          $  0.10               $  0.10                $  0.10

OTHER FINANCIAL AND STATISTICAL DATA

For the fiscal year ended June 30
----------------------------------------------------------------------------------------------------------------------------
                                                           1999                1998                1997(1)              1996(2)
----------------------------------------------------------------------------------------------------------------------------
Total assets (millions)                            $     16,544        $     14,603        $     12,741         $     12,226
Long-term debt and capital leases
 (excluding current maturities) (millions)         $      1,952        $      1,782        $      1,797         $      2,175
Shareowners' equity (millions)                     $      4,448        $      4,023        $      3,007         $      2,540
Shares of common stock outstanding at year end(7)   138,553,719         150,450,394         147,391,974          135,556,212

Revenue passengers enplaned (thousands)                 106,902             104,148             101,147               91,341
Available seat miles (millions)                         144,003             140,149             136,821              130,751
Revenue passenger miles (millions)                      104,575             101,136              97,758               88,673
Operating revenue per available seat mile                 10.22(cents)        10.09(cents)         9.94(cents)          9.53(cents)
Passenger mile yield                                      12.83(cents)        12.85(cents)        12.79(cents)         13.10(cents)
Operating cost per available seat mile                     8.92(cents)         8.88(cents)         8.82(cents)          9.17(cents)
Passenger load factor                                      72.6%               72.2%               71.4%                67.8%
Breakeven passenger load factor                            62.5%               62.8%               62.7%                65.1%

Available ton miles (millions)                           20,627              19,890              18,984               18,084
Revenue ton miles (millions)                             12,115              11,859              11,308               10,235
Operating cost per available ton mile                     62.25(cents)        62.56(cents)        63.54(cents)         66.30(cents)

(1) Summary of operations and other financial and statistical data include $52 million in pretax restructuring and other non-recurring charges ($0.22 basic and $0.21 diluted after-tax earnings per share).

(2) Summary of operations and other financial and statistical data include $829 million in pretax restructuring and other non-recurring charges ($4.88 after-tax earnings per share).

(3) Summary of operations and other financial and statistical data excludes $114 million after-tax cumulative effect of change in accounting standards ($1.13 basic and $0.71 diluted earnings per share).

(4) Summary of operations and other financial and statistical data include $526 million in pretax restructuring charge ($3.30 after-tax per share).

(5) Summary of operations and other financial and statistical data include $82 million pretax restructuring charge ($0.53 after-tax per share). Summary of operations excludes $587 million after-tax cumulative effect of changes in accounting standards ($5.89 after-tax per share).

(6) Includes interest income.

(7) All share and earnings per share amounts for fiscal years prior to 1999 have been restated to reflect the two-for-one common stock split that became effective on November 2, 1998.

-------------------------------------------------------------------------------------------------------------------------------
    1995(3)             1994(4)              1993(5)            1992              1991              1990              1989
-------------------------------------------------------------------------------------------------------------------------------
$ 12,194            $ 12,077             $ 11,657           $ 10,837           $ 9,171           $ 8,583           $ 8,089
  11,533              12,522               12,167             11,477             9,604             8,145             7,394
-------------------------------------------------------------------------------------------------------------------------------
     661                (445)                (510)              (640)             (433)              438               695
    (262)               (271)                (177)              (151)              (97)              (27)              (39)
      95                  56                   36                  5                30                57                55
-------------------------------------------------------------------------------------------------------------------------------
     494                (660)                (651)              (786)             (500)              468               711
    (200)                250                  233                271               163              (187)             (279)
      --                   1                    3                  9                13                22                29
-------------------------------------------------------------------------------------------------------------------------------
     294                (409)                (415)              (506)             (324)              303               461
     (88)               (110)                (110)               (19)              (19)              (18)               --
-------------------------------------------------------------------------------------------------------------------------------
$    206            $   (519)            $   (525)          $   (525)          $  (343)          $   285           $   461
===============================================================================================================================

$   2.04            $  (5.16)            $  (5.27)          $  (5.30)          $ (3.87)          $  2.90           $  4.69
===============================================================================================================================
$   2.01            $  (5.16)            $  (5.27)          $  (5.30)          $ (3.87)          $  2.64           $  4.69
===============================================================================================================================
$     10            $     10             $     35           $     59           $    54           $    85           $    59
$   0.10            $   0.10             $   0.35           $   0.60           $  0.60           $  0.85           $  0.60



-------------------------------------------------------------------------------------------------------------------------------
        1995(3)            1994(4)             1993(5)            1992               1991              1990              1989
-------------------------------------------------------------------------------------------------------------------------------
$     12,143       $     11,896        $     11,871        $    10,162        $     8,411       $     7,227       $     6,484

$      3,121       $      3,228        $      3,716        $     2,833        $     2,059       $     1,315       $       703
$      1,827       $      1,467        $      1,913        $     1,894        $     2,457       $     2,596       $     2,620
 101,632,020        100,906,544         100,127,682         99,398,196         98,803,558        92,172,220        98,531,768

      88,893             87,399              85,085             77,038             69,127            67,240            64,242
     130,645            131,906             132,282            123,102            104,328            96,463            90,742
      86,417             85,268              82,406             72,693             62,086            58,987            55,904
        9.33(cents)        9.16(cents)         8.81(cents)        8.80(cents)        8.79(cents)       8.90(cents)       8.91(cents)
       13.10(cents)       13.23(cents)        13.23(cents)       13.91(cents)       13.80(cents)      13.63(cents)      13.56(cents)
        8.83(cents)        9.49(cents)         9.20(cents)        9.32(cents)        9.21(cents)       8.44(cents)       8.15(cents)
        66.2%              64.6%               62.3%              59.1%              59.5%             61.2%             61.6%
        62.3%              67.2%               65.6%              63.0%              62.6%             58.0%             56.1%

      18,150             18,302              18,182             16,625             13,825            12,500            11,725
      10,142              9,911               9,503              8,361              7,104             6,694             6,338
       63.54(cents)       68.42(cents)        66.92(cents)       69.03(cents)       69.47(cents)      65.16(cents)      63.06(cents)

COMMON STOCK

Listed on the New York Stock Exchange under the ticker symbol DAL.

NUMBER OF SHAREOWNERS

As of August 1, 1999, there were approximately 21,550 registered owners of common stock.

MARKET PRICES AND DIVIDENDS

                                               Cash Dividends
                                                     per
Fiscal Year 1999         Common Stock           Common Share
Quarter Ended:         High        Low
------------------------------------------------------------
September 30      $71 3/32      $46 13/16          $0.025
December 31        57 9/16       41 11/32           0.025
March 31           70 15/16      49                 0.025
June 30            71 9/16       55 7/16            0.025

Fiscal Year 1998
Quarter Ended:         High        Low
--------------------------------------------------------
September 30      $53 9/16      $41               $0.025
December 31        60 3/16       47 5/16           0.025
March 31           61 9/16       55 1/16           0.025
June 30            64 11/16      55 1/8            0.025

Note: The stock prices listed above have been adjusted to reflect the two-for-one common stock split effective November 2, 1998.