Form 10-K405, Exhibit 13
period 2000-06-30
DELTA AIR LINES INC /DE/
filed 2000-09-27
CIK 27904

EXCERPTS FROM DELTA'S 2000 ANNUAL REPORT                              Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS           DELTA AIR LINES, INC.

RESULTS OF OPERATIONS
FISCAL 2000 COMPARED TO FISCAL 1999
NET INCOME AND EARNINGS PER SHARE (EPS)

         For the year ended June 30, 2000, we reported record net income of $1.3 billion, an 18% increase over our previous record of $1.1 billion for fiscal 1999. Basic EPS was $9.92 in fiscal 2000, a 30% increase over fiscal 1999 basic EPS of $7.63. Diluted EPS was $9.42 for fiscal 2000, a 31% increase over fiscal 1999 diluted EPS of $7.20. Excluding the nonrecurring items described below, net income for fiscal 2000 totaled $1.0 billion, basic EPS was $7.73 and diluted EPS was $7.36.

                                 1998     1999      2000
                                -----    -----     -----
                                      (In Dollars)
DILUTED EPS(*)                  $6.34    $7.09     $7.36

(*)Excludes nonrecurring items

NONRECURRING ITEMS

         Our fiscal 2000 results of operations include the following nonrecurring items: gains from the sale of investments; asset writedowns and other special charges; the effects of a change in accounting principle; and a loss on the voluntary prepayment of debt. These items, as described below, are collectively referred to in this report as "nonrecurring items."

         We recorded pretax gains from the sale of investments totaling $1.2 billion ($733 million after tax, or $5.63 basic and $5.32 diluted EPS) in fiscal 2000. This includes pretax cash gains of (1) $784 million from the sale of 12.3 million shares of priceline.com Incorporated (priceline) common stock; (2) $137 million from the sale of our equity interest in Singapore Airlines Limited (Singapore Airlines); (3) $29 million from the sale of our equity interest in SAirGroup; and (4) $24 million from the sale of a portion of our equity investment in Equant, N.V., an international data network services company. It also includes a pretax non-cash gain of $228 million from the exchange of six million shares of priceline common stock for priceline preferred stock. (See
Note 2 of the Notes to the Consolidated Financial Statements.)

         During fiscal 2000, we recorded pretax asset writedowns and other special charges totaling $555 million ($339 million after tax, or $2.60 basic and $2.45 diluted EPS). This includes pretax charges of (1) $320 million for an asset writedown resulting from the decision to retire certain aircraft earlier than previously planned; (2) $149 million for asset impairment losses and costs incurred to streamline certain operations; and (3) $86 million for our early retirement medical option program. (See Note 6 of the Notes to the Consolidated Financial Statements.)

         Delta changed its method of accounting for the sale of frequent flyer mileage credits to participating partners to comply with SEC Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, a portion of the revenue from the sale of mileage credits is deferred and recognized when the credits are redeemed for travel. We retroactively adopted SAB 101 as of July 1, 1999, which resulted in a cumulative effect charge of $66 million after tax ($.51 basic and $.48 diluted EPS). The adoption of SAB 101 also decreased fiscal 2000 operating income by $34 million ($21 million after tax, or $.16 basic and $.15 diluted EPS). (See Note 18 of the Notes to the Consolidated Financial Statements.)

         Also during fiscal 2000, we recorded a $40 million charge ($24 million after tax, or $.19 basic and $.18 diluted EPS) for the voluntary prepayment of certain long-term debt obligations.

         In fiscal 1999, we recorded a pretax gain of $26 million ($16 million after tax, or $.11 basic and $.10 diluted EPS) from the sale of a portion of our equity investment in Equant.

ACQUISITION OF ASA HOLDINGS, INC. AND COMAIR HOLDINGS, INC.

         Delta strengthened its competitive position by acquiring ASA Holdings, Inc. (ASA Holdings) in fiscal 1999 and Comair Holdings, Inc. (Comair Holdings) in fiscal 2000. ASA Holdings and Comair Holdings are the parent companies of regional jet carriers Atlantic Southeast Airlines, Inc. (ASA) and Comair, Inc. (Comair), respectively. Our consolidated results of operations for fiscal 2000 include the results of operations of ASA Holdings for the entire fiscal year and of Comair Holdings from November 22, 1999 through June 30, 2000. Our consolidated results of operations for fiscal 1999 include the results of operations of ASA Holdings from April 1, 1999 through June 30, 1999. (See Note 17 of the Notes to the Consolidated Financial Statements.)

                        1998           1999                2000
                      -------         -------            -------
                              (In Millions of Dollars)
OPERATING REVENUES    $14,057         $14,597            $15,888

OPERATING REVENUES

         Operating revenues were $15.9 billion for fiscal 2000, increasing 9% from $14.6 billion in fiscal 1999. Passenger revenue grew 9%, reflecting a 6% increase in RPMs on 5% capacity growth and a 3% increase in passenger mile yield.

North American Passenger Revenues-North American passenger revenues grew 10% to $12.5 billion. RPMs increased 5% on capacity growth of 6%, while passenger mile yield rose 5%. The increase in RPMs primarily reflects favorable economic conditions, the inclusion of ASA and Comair in our results of operations and the expansion of our fleet. The increase in passenger mile yield is largely due to the inclusion of ASA and Comair, partially offset by increased low-fare competition and capacity increases by competitors.

International Passenger Revenues-International passenger revenues increased 2% to $2.4 billion during fiscal 2000. RPMs increased 7% on capacity growth of 2%, while passenger mile yield declined 4%. The increase in RPMs primarily reflects our continued expansion in Latin America, which resulted in 21% traffic growth in that region. The decline in passenger mile yield is primarily attributable to increased pricing pressures resulting from industry-wide capacity growth in the Atlantic market.

Cargo and Other Revenues-Cargo revenues increased 4% to $579 million, reflecting a 7% increase in cargo ton miles and a 3% decrease in ton mile yield. The increase in cargo ton miles is primarily due to capacity increases and higher mail volume from the growth in e-commerce activity. The decrease in ton mile yield is due to pricing pressure resulting from industry-wide capacity growth in international markets. Other revenues increased 22% to $433 million, mainly a result of higher revenues from codeshare activity and frequent flyer partner-ship programs.


                       1998           1999           2000
                       ----           ----           ----
CASM(*)                8.88(cents)    8.84(cents)    9.25(cents)

(*) Excludes nonrecurring items

OPERATING EXPENSES


         Operating expenses totaled $14.6 billion for fiscal 2000, increasing 15% from $12.7 billion in fiscal 1999. Operating capacity rose 5% to 152 billion ASMs. CASM increased 9% to 9.61(cents), while non-fuel CASM grew 8% to 8.53(cents). Excluding nonrecurring items, CASM increased 5% to 9.25(cents). Salaries and related costs increased 12% during fiscal 2000. The number of full-time equivalent employees increased 9%, largely from the inclusion of ASA and Comair. The increase in salaries and related costs also reflects salary increases for most domestic employees of 2% on January 1, 1999, and 3% on April 1, 2000.

         Aircraft fuel expense increased 21% in fiscal 2000, with the average fuel price per gallon rising 15% to 57.23(cents). Total gallons consumed increased 5% due to increased operations on a 5% rise in capacity. Delta's fuel cost per gallon is net of gains of $442 million on fuel hedging contracts, which hedged approximately 75% of our aircraft fuel requirements during fiscal 2000. Depreciation and amortization expense rose 19% due to the acquisition of additional aircraft and ground equipment, as well as the inclusion of ASA and Comair. Other selling expenses increased less than 1.0%.

         Passenger commissions expense declined 17%, reflecting changes to the travel agent commission rate structure and our customers' increased use of lower cost distribution channels such as the Internet. Internet sales accounted for approximately 10% of total tickets flown in fiscal 2000 compared to 3% in fiscal 1999. Contracted services expense increased 16% due to the inclusion of ASA and Comair, as well as higher costs related to customer service and technology initiatives.

         Landing fees and other rents increased 5%, aircraft rental expense increased 18%, and aircraft maintenance materials and outside repair expense grew 21%, primarily due to the inclusion of ASA and

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comair. Passenger service expense declined 6% due to process improvements which streamlined our catering operations. Other costs increased 4% due to higher expenses associated with fuel-related taxes and supplies, as well as the inclusion of ASA and Comair.


                                1998          1999          2000
                               ------        ------        ------
                                    (In Millions of Dollars)
OPERATING INCOME(*)            $1,694        $1,870       $1,877

(*) Excludes nonrecurring items

OPERATING INCOME AND OPERATING MARGIN


         Operating income was $1.3 billion for fiscal 2000, compared to $1.9 billion in fiscal 1999. Excluding non-recurring items, operating income totaled $1.9 billion in fiscal 2000.

         Operating margin declined to 8.1% during fiscal 2000 from 12.8% in fiscal 1999. Excluding nonrecurring items, operating margin was 11.8% in fiscal 2000.

OTHER INCOME

         Other income was $995 million during fiscal 2000 compared to other expense of $44 million in fiscal 1999. The increase is primarily a result of pretax gains from the sale of investments totaling $1.2 billion. (See Note 2 of the Notes to the Consolidated Financial Statements.) Interest expense, net increased to $197 million in fiscal 2000 from $101 million in fiscal 1999 primarily from increased levels of debt outstanding and higher interest rates, partially offset by higher levels of cash invested. Miscellaneous expense was $10 million during fiscal 2000 compared to miscellaneous income of $31 million during fiscal 1999 due to a $40 million loss on the voluntary prepayment of certain long-term debt obligations.

FISCAL 1999 COMPARED TO FISCAL 1998
NET INCOME AND EARNINGS PER SHARE

         Net income grew 10% to $1.1 billion during fiscal 1999, from $1.0 billion in fiscal 1998. Our fiscal 1999 results include the results of operations for ASA Holdings from April 1, 1999 through June 30, 1999. (See
Note 17 of the Notes to the Consolidated Financial Statements.) Basic EPS was $7.63 in fiscal 1999, compared to $6.64 in fiscal 1998, a 15% increase. Diluted EPS was $7.20 for fiscal 1999, a 14% increase from fiscal 1998 diluted EPS of $6.34. Fiscal 1998 EPS has been restated to reflect our two-for-one common stock split which became effective in November 1998. (See Note 1 of the Notes to the Consolidated Financial Statements.)

OPERATING REVENUES

         Operating revenues were $14.6 billion for fiscal 1999, increasing 4% from $14.1 billion in fiscal 1998. Passenger revenue growth of 4% reflects a 3% increase in RPMs on 3% capacity growth. Passenger mile yield increased less than 1% to 13.09(cents).

North American Passenger Revenues-North American passenger revenues grew 5% to $11.4 billion, driven by a 3% increase in RPMs on capacity growth of 2%. The increase in RPMs was a result of favorable economic conditions and increased traffic (including the effects of pilot labor actions at two of our competitors), as well as our reallocation of aircraft to higher-demand markets. Passenger mile yield rose 2% due to the full-year effect of a domestic fare increase in September 1997 and improved asset utilization, partially offset by increased low-fare competition and matching sale fares implemented by a competitor after its pilot strike.

International Passenger Revenues-International passenger revenues remained flat at $2.3 billion during fiscal 1999. A 5% increase in RPMs on capacity growth of 7% was offset by a 6% decline in passenger mile yield. The increase in RPMs pri-marily reflects the addition of new Atlantic routes and continued expansion into Latin America. The decline in passenger mile yield is a result of increased competitive pressures due to industry-wide capacity growth in the Atlantic and Latin American markets.

Cargo and Other Revenues-Cargo revenues declined 4% during fiscal 1999, reflecting a 3% decrease in cargo ton miles and a 1% decrease in ton mile yield. Other revenues increased 20%, mainly a result of higher revenues from codeshare programs.

 OPERATING EXPENSES

         In fiscal 1999, operating expenses totaled $12.7 billion, increasing 3% from $12.4 billion in fiscal 1998. Operating capacity rose 3% to 144 billion ASMs. CASM remained flat year over year while non-fuel CASM grew 2% to 7.89(cents). The increase in operating expenses primarily resulted from higher salaries and related costs due to headcount growth and a general salary increase; higher depreciation and amortization expense due to the acquisition of additional aircraft and ground equipment; an increase in other selling expenses resulting from increased advertising and promotional activities, as well as increased credit card charges due to higher passenger volume; and increased contracted services expense due to expanded operations into new and existing markets and contract rate increases. Aircraft fuel expense decreased 10%, with the average fuel price per gallon falling 12%. Passenger commission expense fell 12% due to lower effective commission rates and increased utilization of lower cost distribution channels.

OPERATING INCOME AND OPERATING MARGIN

         During fiscal 1999, operating income totaled $1.9 billion, which represented an increase of 10% over fiscal 1998. Operating margin increased to 12.8% in fiscal 1999 from 12.1% in fiscal 1998.

OTHER EXPENSE

         Other expense decreased 4% to $44 million during fiscal 1999 due to higher interest expense, net, offset by a $26 million gain from the sale of a portion of our equity investment in Equant and an increase in miscellaneous income.

FINANCIAL CONDITION AND LIQUIDITY
FISCAL YEAR 2000

         Cash and cash equivalents and short-term investments totaled $1.7 billion at June 30, 2000, compared to $1.1 billion at June 30, 1999. Our principal sources and uses of cash during fiscal 2000 are summarized below.

SOURCES

-        Generated $2.4 billion of cash from operations.

-        Generated $256 million from the sale of flight equipment.

- Issued $2.1 billion, net, of unsecured long-term notes to pay the $1.8 billion purchase price of Comair Holdings and for general corporate purposes. (See Note 5 of the Notes to the Consolidated Financial Statements.)

- Borrowed $301 million from the Development Authority of Clayton County to refund bonds that had been issued to finance certain Delta facilities at Hartsfield Atlanta International Airport. (See Note 5 of the Notes to the Consolidated Financial Statements.)

- Issued 0.6 million shares of common stock for $32 million (including an income tax benefit of $4 million for stock options exercised). These shares were primarily issued under our broad-based employee stock option plans. (See Note 10 of the Notes to the Consolidated Financial Statements.)

- Generated $1.2 billion from the sale of investments. (These sales resulted in pretax cash gains of $974 million. See Note 2 of the Notes to the Consolidated Financial Statements.)

  USES

- Invested $2.7 billion in flight equipment and $556 million in ground property and equipment.

-        Paid $790 million to repurchase 16.5 million shares of common stock.
         (See Note 11 of the Notes to the Consolidated Financial Statements.)

- Paid $1.8 billion to acquire Comair Holdings. (See Note 17 of the Notes to the Consolidated Financial Statements.)

-        Paid $42 million in cash dividends on preferred and common stock.

         Cash flows from operations for fiscal 2000 totaled $2.4 billion. We invested in future growth opportunities during fiscal 2000 by purchasing Comair Holdings, upgrading airport and administrative technology, investing in customer service improvements and acquiring new aircraft.

                               1998     1999     2000
                              ------   ------   ------
                              (In Millions of Dollars)
CASH REINVESTED IN
THE BUSINESS                  $2,324   $2,765   $3,902

         We have increased the amount of cash used in investing activities over the past three fiscal years, highlighting our emphasis on business reinvestment and growth opportunities.

         As of June 30, 2000, we had a negative working capital position of $2.6 billion, compared to negative working capital of $2.7 billion at June 30, 1999. A negative working capital position is normal for us, primarily due to our air traffic liability, and does not indicate a lack of liquidity. We expect to meet our obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from sale and leaseback transactions. At June 30, 2000, we had $1.25 billion of credit available under our 1997 Bank Credit Agreement. (See Note 5 of the Notes to the Consolidated Financial Statements.)

         Long-term debt and capital lease obligations, including current maturities, totaled $5.1 billion at June 30, 2000, compared to $2.7 billion at June 30, 1999. The increase in debt is primarily the result of borrowings to finance our acquisition of Comair Holdings. Shareowners' equity was $4.9 billion at June 30, 2000, compared to $4.5 billion at June 30, 1999. Our net debt-to-capital position,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS          DELTA AIR LINES, INC.

including current maturities, was 71% at June 30, 2000, compared to 68% at June 30, 1999.

         For additional information regarding Delta's credit agreements and long-term debt, see Note 5 of the Notes to the Consolidated Financial Statements.

PRIOR YEARS
FISCAL 1999

         In fiscal 1999, our principal source of funds was $2.9 billion of cash from operations and $1.1 billion from the issuance of debt. We invested
$2.3 billion in flight equipment and $561 million in ground property and equipment. We made payments of $431 million on debt and capital lease obligations, and paid $700 million to acquire ASA Holdings. In addition, we repurchased $885 million of common stock and paid $43 million in cash dividends on preferred and common stock.

FISCAL 1998

         During fiscal 1998, our principal source of funds was $3.0 billion of cash from operations. We invested $1.8 billion in flight equipment and $531 million in ground property and equipment, and made payments of $307 million on long-term debt and capital lease obligations. We also repurchased $354 million of common stock and paid $43 million in cash dividends on preferred and common stock.

COMMITMENTS

         Estimated future expenditures for aircraft and engines on firm order as of August 11, 2000 totaled $9.5 billion. In addition, we have planned capital expenditures of $986 million for the twelve months ending June 30, 2001 for airport and office facility improvements, aircraft modifications and the pur-chase of ground equipment and other assets. (See Notes 7 and 8 of the Notes to the Consolidated Financial Statements for additional information regarding our lease obligations and purchase commitments.)

OTHER MATTERS
NEW ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either
(1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. We will adopt SFAS 133, as amended, on July 1, 2000.

         The adoption of SFAS 133 will result in a $100 million charge, net of tax, from a cumulative effect of a change in accounting principle, and a $440 million increase, net of tax, in shareowners' equity in our financial statements for the quarter ending September 30, 2000.

 FISCAL YEAR CHANGE

         On June 29, 2000, our Board of Directors approved a change of Delta's fiscal year end from June 30 to December 31, effective December 31, 2000. We plan to file a transition report on Form 10-K covering the transition period from July 1, 2000 through December 31, 2000. This filing will include audited financial statements for the twelve months ended December 31, 2000, 1999 and 1998.

 COLLECTIVE BARGAINING MATTERS

         Approximately 16% of the 81,000 total employees of Delta, ASA and Comair are represented by unions.

         In September 1999, Delta began negotiations with the Air Line Pilots Association, International (ALPA), on a new collective bargaining agreement to replace the existing contract for Delta's approximately 9,000 pilots that became amendable in May 2000. Delta is also in negotiations on an initial collective bargaining agreement with the Transport Workers Union of America
(TWU), which became the representative of Delta's approximately 110 pilot ground training instructors in October 1999.

         In March 2000, Delta's approximately 11,000 ramp and cargo employees rejected representation by the TWU, with 17% of the employees voting in favor of union representation. The National Mediation Board (NMB) recently ordered a rerun election. The NMB plans to mail ballots to employees on September 1, 2000, and to announce the results of the voting on October 2, 2000.

         ASA is in negotiations with the TWU on an initial collective bargaining agreement for ASA's approximately 30 flight dispatchers. The TWU became the representative of this employee group in November 1998.

         Comair is in negotiations with ALPA on a new collective bargaining agreement for Comair's approximately 1,300 pilots, and with the International Brotherhood of Teamsters (IBT) on an initial contract for Comair's approximately 550 flight attendants.

Comair's existing collective bargaining agreement with ALPA became amendable in June 1998. The IBT became the representative of Comair's flight attendants in September 1998.

         Unions are currently engaged in organizing efforts to represent various groups of employees of Delta, ASA and Comair. The outcome of these union organizing efforts, as well as the TWU rerun election and the collective bargaining negotiations outlined above, cannot presently be determined.

COMPETITIVE ENVIRONMENT AND SEASONALITY

         The airline industry is highly competitive and is characterized by substantial price competition. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve our passenger mile yield, our operating results will be adversely affected.

         Two of our competitors, UAL Corporation and USAirways Group, Inc., recently entered into a definitive merger agreement. If that merger were to occur, conditions and competition in the airline industry could be significantly altered.

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

ENVIRONMENTAL AND LEGAL CONTINGENCIES

         Delta is a defendant in legal actions relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our consolidated financial statements.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

         Delta has market risk exposure related to aircraft fuel prices, stock prices, interest rates and foreign currency exchange rates. The market risk is the potential negative impact of adverse changes in thee prices or rates on our consolidated financial statements. To manage the volatility relating to these exposures, we periodically enter into derivative transactions pursuant to stated policies. (See Note 4 of the Notes to the Consolidated Financial Statements for further discussion of our policies for managing such exposures.)

         The following sensitivity analyses do not consider the effects that an adverse change would have on demand for air travel, the economy as a whole, or additional actions by management to mitigate our exposure to a particular risk. For these and other reasons, the actual results of changes in these prices or rates may differ materially from the following hypothetical results.

AIRCRAFT FUEL PRICE RISK

         Our results of operations could be significantly impacted by changes in the price and availability of aircraft fuel. During fiscal 2000, aircraft fuel accounted for 11% of our operating expenses. Based on our projected aircraft fuel consumption of 3.0 billion gallons for the twelve months ending June 30, 2001, a 10% rise in our projected jet fuel prices would increase our aircraft fuel expense by approximately $99 million for that period. This analysis includes the effects of fuel hedging instruments in place at June 30, 2000. Based on our fiscal 2000 aircraft fuel consumption of 2.9 billion gallons, a 10% rise in our jet fuel prices would have increased our aircraft fuel expense by approximately $40 million in fiscal 2000. This analysis includes the effects of fuel hedging instruments in place at June 30, 1999.

         For additional information regarding our aircraft fuel price risk management program, see Note 4 of the Notes to the Consolidated Financial Statements.

 EQUITY SECURITIES RISK

         At June 30, 2000, our ownership interest in SkyWest, Inc. was our only readily marketable equity investment. The estimated fair value and aggregate unrealized gain from this investment was $115 million and $101 million, respectively, at June 30, 2000. The market risk associated with this investment is the potential loss in fair value resulting from a decrease in SkyWest's common stock price.

         At June 30, 1999, the estimated fair value of all our equity investments totaled $962 million, with an aggregate unrealized gain of $568 million. The decrease in fair value of our equity investments at June 30, 2000 compared to June 30, 1999 is due to the sale of our equity interests in Singapore Airlines Limited and SAirGroup during fiscal 2000, and the fact that our equity investments at June 30, 1999 included our minority ownership interest in Comair Holdings. During fiscal 2000, we acquired a 100% ownership interest in Comair Holdings. As a result of that acquisition, at June 30, 2000, Delta and Comair Holdings are consolidated for financial reporting purposes. (See Note 17 of the Notes to the Consolidated Financial Statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS           DELTA AIR LINES, INC.

         We own depository certificates that are convertible, subject to certain restrictions, into the common stock of Equant. The market risk relating to this investment is the potential reduction in value resulting from a decrease in Equant's common stock price. (See Note 2 of the Notes to the Consolidated Financial Statements.)

         At June 30, 2000, we had warrants to purchase 5.5 million shares of priceline common stock. Our market risk associated with these warrants is the potential loss of gain based on decreases in the price of priceline common stock. (See Note 2 of the Notes to the Consolidated Financial Statements.)

INTEREST RATE RISK

         Our exposure to market risk due to changes in interest rates relates to our long-term debt obligations and cash investment portfolio.

         Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. An assumed 10% decrease in interest rates would increase the estimated fair value of our long-term debt by $270 million and $100 million at June 30, 2000 and June 30, 1999, respectively. A 10% increase in average annual interest rates would not have had a material impact on our interest expense for fiscal 2000 or fiscal 1999.

         Based on our average balance of cash and cash equivalents and short-term investments during fiscal 2000 and fiscal 1999, a 10% decrease in average annual interest rates would not have had a material impact on our interest income.

         We may use non-leveraged, over-the-counter financial instruments to manage our interest rate risk.

FOREIGN CURRENCY EXCHANGE RATE RISK

         Delta is subject to foreign currency exchange rate fluctuations in the U.S. dollar value of foreign currency-denominated transactions. Based on our average annual net currency positions in fiscal 2000 and 1999, a 10% adverse change in average annual foreign currency exchange rates would not have been material to our consolidated financial statements for the years ended June 30, 2000 or 1999.

    We may use foreign currency options and forward contracts with maturities of up to 12 months to manage our foreign currency exchange rate risk.

FORWARD-LOOKING INFORMATION

         Statements in this Annual Report which are not purely historical facts, including statements regarding our beliefs, expectations, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

         Any forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. Factors and events that could cause these differences include, but are not limited to:

- general economic conditions, both in the United States and in our markets outside the United States;

- competitive factors, such as the airline pricing environment, international alliances, codesharing programs and capacity decisions by competitors;

-        outcomes of negotiations on collective bargaining agreements;

-        changes in aircraft fuel prices;

-        fluctuations in foreign currency exchange rates;

-        actions by the United States and foreign governments;

- the willingness of customers to travel generally and with us specifically, which could be affected by factors such as our on-time performance, our baggage handling performance, how well we respond to customer complaints and our and the industry's safety record; and

-        the outcome of our litigation.

         Forward-looking statements made by us are based on our knowledge of our business and the environment in which we operate. Due to the factors listed above, as well as other factors beyond our control, actual results may differ materially from those anticipated in the forward-looking statements.

         All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. We assume no obligation to update these forward-looking statements even though our situation will change in the future.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998           DELTA AIR LINES, INC.


                                                              2000           1999           1998

(In Millions, Except Per Share Data)
OPERATING REVENUES:
  Passenger                                                 $ 14,876       $ 13,685       $ 13,180
  Cargo                                                          579            557            582
  Other, net                                                     433            355            295
                                                            --------       --------       --------
    Total operating revenues                                  15,888         14,597         14,057
                                                            --------       --------       --------
OPERATING EXPENSES:
  Salaries and related costs                                   5,597          4,993          4,850
  Aircraft fuel                                                1,646          1,360          1,507
  Depreciation and amortization                                1,146            961            860
  Other selling expenses                                         644            641            600
  Passenger commissions                                          722            867            980
  Contracted services                                            893            772            694
  Landing fees and other rents                                   742            707            649
  Aircraft rent                                                  694            590            552
  Aircraft maintenance materials and outside repairs             681            561            495
  Passenger service                                              471            500            450
  Asset writedowns and other special charges                     555             --             --
  Other                                                          809            775            726
                                                            --------       --------       --------
    Total operating expenses                                  14,600         12,727         12,363
                                                            --------       --------       --------
OPERATING INCOME                                               1,288          1,870          1,694
                                                            --------       --------       --------
OTHER INCOME (EXPENSE):
  Interest income (expense), net                                (197)          (101)           (69)
  Gains from the sale of investments                           1,202             26             --
  Miscellaneous income (expense), net                            (10)            31             23
                                                            --------       --------       --------
    Total other income (expense)                                 995            (44)           (46)
                                                            --------       --------       --------
INCOME BEFORE INCOME TAXES                                     2,283          1,826          1,648
INCOME TAXES PROVIDED                                           (914)          (725)          (647)
                                                            --------       --------       --------
NET INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX                   1,369          1,101          1,001
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX                                          (66)            --             --
                                                            --------       --------       --------
NET INCOME                                                     1,303          1,101          1,001
PREFERRED STOCK DIVIDENDS                                        (12)           (11)           (11)
                                                            --------       --------       --------
NET INCOME AVAILABLE TO COMMON SHAREOWNERS                  $  1,291       $  1,090       $    990
                                                            ========       ========       ========
BASIC EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                            $  10.42       $   7.63       $   6.64
                                                            ========       ========       ========

BASIC EARNINGS PER SHARE                                    $   9.92       $   7.63       $   6.64
                                                            ========       ========       ========
DILUTED EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                            $   9.90       $   7.20       $   6.34
                                                            ========       ========       ========
DILUTED EARNINGS PER SHARE                                  $   9.42       $   7.20       $   6.34
                                                            ========       ========       ========


       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2000 AND 1999                                     DELTA AIR LINES, INC.

ASSETS
(In Millions)
                                                           2000         1999
                                                          -------      -------
CURRENT ASSETS:
  Cash and cash equivalents                               $ 1,252      $ 1,124
  Short-term investments                                      493           19
  Accounts receivable, net of allowance for
    uncollectible accounts of $34 at June 30, 2000
    and $30 at June 30, 1999                                  739          602
  Deferred income taxes                                       356          403
  Prepaid expenses and other                                  506          524
                                                          -------      -------
    Total current assets                                    3,346        2,672
                                                          -------      -------
PROPERTY AND EQUIPMENT:
  Flight equipment                                         15,838       13,595
    Less: Accumulated depreciation                          5,037        4,405
                                                          -------      -------
                                                           10,801        9,190
                                                          -------      -------
  Flight equipment under capital leases                       506          515
    Less: Accumulated amortization                            303          264
                                                          -------      -------
                                                              203          251
                                                          -------      -------
  Ground property and equipment                             4,212        3,862
    Less: Accumulated depreciation                          2,250        2,123
                                                          -------      -------
                                                            1,962        1,739
                                                          -------      -------

  Advance payments for equipment                              525          493
                                                          -------      -------
    Total property and equipment                           13,491       11,673
                                                          -------      -------
OTHER ASSETS:
  Marketable equity securities                                396          523
  Investments in associated companies                         242          300
  Cost in excess of net assets acquired, net of
    accumulated amortization of $166 at
    June 30, 2000 and $121 at June 30, 1999                 2,183          782
  Leasehold and operating rights, net of accumulated
    amortization of $231 at June 30, 2000 and
    $220 at June 30, 1999                                     104          113
  Other noncurrent assets                                     804          687
                                                          -------      -------
    Total other assets                                      3,729        2,405
                                                          -------      -------
Total assets                                              $20,566      $16,750
                                                          =======      =======

LIABILITIES AND SHAREOWNERS' EQUITY                                        2000             1999
---------------------------------------------------------------------------------         --------
(In Millions, Except Share Data)
CURRENT LIABILITIES:
  Current maturities of long-term debt                                   $    526         $    660
  Current obligations under capital leases                                     43               39
  Accounts payable and miscellaneous accrued liabilities                    2,738            2,209
  Air traffic liability                                                     1,920            1,819
  Accrued salaries and vacation pay                                           500              470
  Accrued rent                                                                213              195
---------------------------------------------------------------------------------         --------
       Total current liabilities                                            5,940            5,392
---------------------------------------------------------------------------------         --------

NONCURRENT LIABILITIES:
  Long-term debt                                                            4,378            1,756
  Capital leases                                                              147              196
  Postretirement benefits                                                   2,008            1,894
  Accrued rent                                                                742              720
  Deferred income taxes                                                       869              755
  Other                                                                       458              470
---------------------------------------------------------------------------------         --------
       Total noncurrent liabilities                                         8,602            5,791
---------------------------------------------------------------------------------         --------

DEFERRED CREDITS:
  Deferred gains on sale and leaseback transactions                           592              642
  Manufacturers' and other credits                                            345              282
---------------------------------------------------------------------------------         --------
       Total deferred credits                                                 937              924
---------------------------------------------------------------------------------         --------

COMMITMENTS AND CONTINGENCIES (NOTES 4, 5, 7 AND 8)

EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
  Series B ESOP Convertible Preferred Stock,
    $1.00 par value, $72.00 stated and liquidation value;
    issued and outstanding 6,455,372 shares at
    June 30, 2000 and 6,547,495 shares at June 30, 1999                       465              471
  Unearned compensation under employee stock ownership plan                  (251)            (276)
---------------------------------------------------------------------------------         --------
       Total Employee Stock Ownership Plan Preferred Stock                    214              195
---------------------------------------------------------------------------------         --------

SHAREOWNERS' EQUITY:
  Common stock, $1.50 par value;
    450,000,000 shares authorized; 180,356,181 shares issued at
    June 30, 2000 and 179,763,547 shares at June 30, 1999                     271              270
  Additional paid-in capital                                                3,245            3,208
  Retained earnings                                                         4,043            2,756
  Accumulated other comprehensive income                                       40              149
  Treasury stock at cost, 57,716,615 shares at
    June 30, 2000 and 41,209,828 shares at June 30, 1999                   (2,726)          (1,935)
---------------------------------------------------------------------------------         --------
       Total shareowners' equity                                            4,873            4,448
---------------------------------------------------------------------------------         --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                $ 20,566         $ 16,750
---------------------------------------------------------------------------------         --------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2000, 1999 and 1998           DELTA AIR LINES, INC.

                                                                        2000            1999            1998
------------------------------------------------------------------------------         -------         -------
(In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $ 1,303         $ 1,101         $ 1,001
  Adjustments to reconcile net income to cash
    provided by operating activities:
       Cumulative effect of change in accounting principle                  66              --              --
       Asset writedowns and other special charges                          555              --              --
       Depreciation and amortization                                     1,146             961             860
       Deferred income taxes                                               250             353             294
       Pension, postretirement and post employment expense
         in excess of payments                                              36              34             179
       Dividends in excess of (less than) equity income                     52             (53)            (51)
       Gains from the sale of investments                               (1,202)            (26)             --
  Income tax benefit from exercise of stock options                          4              34              84
  Changes in certain current assets and liabilities:
    (Increase) decrease in accounts receivable                            (189)            339               5
    Decrease (increase) in prepaid expenses and
       other current assets                                                 58            (176)             15
    Increase in air traffic liability                                       89             152             249
    Increase in other payables and accrued expenses                         14              77             330
  Other, net                                                               196             141              34
------------------------------------------------------------------------------         -------         -------
         Net cash provided by operating activities                       2,378           2,937           3,000
------------------------------------------------------------------------------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment additions:
    Flight equipment, including advance payments                        (2,733)         (2,258)         (1,760)
    Ground property and equipment                                         (556)           (561)           (531)
  (Increase) decrease in short-term investments, net                      (310)            568             (43)
  Proceeds from sale of flight equipment                                   256              30              10
  Proceeds from sale of investments                                      1,240              26              --
  Prepayment of long-term lease obligations                               (215)             --              --
  Acquisition, net of cash acquired                                     (1,584)           (570)             --
------------------------------------------------------------------------------         -------         -------
         Net cash used in investing activities                          (3,902)         (2,765)         (2,324)
------------------------------------------------------------------------------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt and capital
    lease obligations                                                   (2,099)           (154)           (307)
  Payments on notes payable                                                 --            (277)             --
  Cash dividends                                                           (42)            (43)            (43)
  Issuance of long-term obligations                                      4,472             324             125
  Issuance of short-term obligations                                        83             779              --
  Issuance of common stock                                                  28             131             318
  Repurchase of common stock                                              (790)           (885)           (354)
------------------------------------------------------------------------------         -------         -------
         Net cash provided by (used in) financing activities             1,652            (125)           (261)
------------------------------------------------------------------------------         -------         -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                  128              47             415
Cash and cash equivalents at beginning of year                           1,124           1,077             662
------------------------------------------------------------------------------         -------         -------
Cash and cash equivalents at end of year                               $ 1,252         $ 1,124         $ 1,077
------------------------------------------------------------------------------         -------         -------
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest, net of amounts capitalized                                     320             130             152
  Income taxes                                                             332             242             244
------------------------------------------------------------------------------         -------         -------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
For the years ended June 30, 2000, 1999 and 1998           DELTA AIR LINES, INC.

                                                                                           Accumulated
                                                                 Additional                   Other
                                                        Common    Paid-In      Retained   Comprehensive     Treasury
(In Millions, Except Share Data)                        Stock     Capital      Earnings      Income           Stock       Total
--------------------------------------------------------------   ----------   ---------   -------------     ---------     ------
BALANCE AT JUNE 30, 1997                                 $251      $2,645      $   711        $ 101          $  (701)     $3,007
-------------------------------------------------------------      ------      -------        -----          -------      ------
Fiscal Year 1998:
  Net income                                               --          --        1,001           --               --       1,001
  Dividends on common stock ($0.10 per share)              --          --          (15)          --               --         (15)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                       --          --          (11)          --               --         (11)
  Issuance of 9,276,084 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($34.28 per share*)             14         304           --           --               --         318
  Repurchase of 6,316,746 common shares
    ($56.04 per share*)                                    --          --           --           --             (354)       (354)
  Income tax benefit from exercise of stock options        --          84           --           --               --          84
  Transfer of 99,082 shares of common stock from
    treasury under stock incentive plan
    ($38.59 per share*)                                    --          --           --           --                3           3
  Accumulated other comprehensive income                   --          --           --          (12)              --         (12)
  Other                                                    --           1            1           --               --           2
-------------------------------------------------------------      ------      -------        -----          -------      ------
BALANCE AT JUNE 30, 1998                                  265       3,034        1,687           89           (1,052)      4,023
-------------------------------------------------------------      ------      -------        -----          -------      ------
Fiscal Year 1999:
  Net income                                               --          --        1,101           --               --       1,101
  Dividends on common stock ($0.10 per share)              --          --          (14)          --               --         (14)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                       --          --          (11)          --               --         (11)
  Issuance of 3,197,369 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($41.01 per share*)              5         126           --           --               --         131
  Repurchase of 15,149,658 common shares
    ($58.45 per share*)                                    --          --           --           --             (885)       (885)
  Income tax benefit from exercise of stock options        --          34           --           --               --          34
  Transfer of 55,614 shares of common stock from
    treasury under stock incentive plan
    ($36.54 per share*)                                    --          --           --           --                2           2
  Accumulated other comprehensive income                   --          --           --           60               --          60
  Other                                                    --          14           (7)          --               --           7
-------------------------------------------------------------      ------      -------        -----          -------      ------
BALANCE AT JUNE 30, 1999                                  270       3,208        2,756          149           (1,935)      4,448
-------------------------------------------------------------      ------      -------        -----          -------      ------
Fiscal Year 2000:
  Net income                                               --          --        1,303           --               --       1,303
  Dividends on common stock ($0.10 per share)              --          --          (13)          --               --         (13)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                       --          --          (12)          --               --         (12)
  Issuance of 592,634 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($47.83 per share*)              1          27           --           --               --          28
  Repurchase of 16,480,400 common shares
    ($47.93 per share*)                                    --          --           --           --             (790)       (790)
  Income tax benefit from exercise of stock options        --           4           --           --               --           4
  Transfers and forfeitures of 28,967 shares of
    common stock under stock incentive plan
    ($56.48 per share*)                                    --          --           --           --               (1)         (1)
  Accumulated other comprehensive income                   --          --           --         (109)              --        (109)
  Other                                                    --           6            9           --               --          15
-------------------------------------------------------------      ------      -------        -----          -------      ------
BALANCE AT JUNE 30, 2000                                 $271      $3,245      $ 4,043        $  40          $(2,726)     $4,873
-------------------------------------------------------------      ------      -------        -----          -------      ------

(*) Average price per share.

  The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998                               DELTA AIR LINES, INC.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers and freight throughout the United States and around the world. Our consolidated financial statements include the accounts of Delta Air Lines, Inc. and our majority-owned subsidiaries (Delta). We have eliminated all significant inter-company transactions. Purchased companies are included from the date of acquisition. We have reclassified certain amounts from prior years to be consistent with the presentation in our fiscal 2000 financial statements. (See Note 18 of the Notes to the Consolidated Financial Statements.)

Use of Estimates - We are required to make estimates and assumptions when preparing our financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

Passenger and Cargo Revenues - We record sales of passenger tickets and cargo services as air traffic liability on our Consolidated Balance Sheets. Passenger and cargo revenues are recognized and the related air traffic liability is reduced when we provide the transportation. We periodically evaluate the estimated air traffic liability. Any resulting adjustments, which can be significant, are included in the Consolidated Statements of Income in the period that the evaluations are completed.

Property and Equipment - Property and equipment is recorded at cost and depreciated on a straight-line basis to estimated residual values over their estimated useful lives. The estimated useful lives for major asset classifications are as follows:

                                                       Estimated
Asset Classification                                  Useful Life
-----------------------------------------------------------------
Owned flight equipment                                15-25 years
Flight equipment under capital lease                  Lease Term
Ground property and equipment                         3-30 years
Leasehold rights and landing slots                    Lease Term
-----------------------------------------------------------------

         Residual values for flight equipment range from 5%-25% of cost. Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. Our cost in excess of net assets acquired (goodwill) is amortized over 40 years and is primarily related to our acquisitions of Comair Holdings, Inc. (Comair Holdings) in November 1999, ASA Holdings, Inc. (ASA Holdings) in March 1999, and Western Air Lines, Inc. in December 1986. Comair Holdings is the parent of Comair, Inc. (Comair) and ASA Holdings is the parent of Atlantic Southeast Airlines, Inc. (ASA). Comair and ASA are participants in the Delta Connection program.

Interest Capitalized - Interest paid on advance payments used to acquire new aircraft and to construct ground facilities is capitalized as an additional cost of the related assets. We capitalize interest at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

Measurement of Impairment - In accordance with Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we record impairment losses on long-lived assets used in operations, goodwill and other intangible assets when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for loss if the carrying value is greater than the fair value.

Investments in Associated Companies - We use the equity method to account for our 40% ownership interest in WORLDSPAN, L.P., a computer reservations system partnership. Our equity earnings from this investment totaled $48 million in fiscal 2000, $22 million in fiscal 1999, and $14 million in fiscal 1998. We accounted for our investments in Comair Holdings and ASA Holdings under the equity method until November 22, 1999 and March 22, 1999, the respective dates of acquisition.

Frequent Flyer Program - Delta records an estimated liability for the incremental cost associated with providing free transportation under its SkyMiles(R) frequent flyer program when a free travel award is earned. The liability is included in accounts payable and miscellaneous accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in the SkyMiles(R) program.

Deferred Gains on Sale and Leaseback Transactions - Deferred gains on the sale and leaseback of property and equipment under operating leases are amortized over the lives of these leases. The gains are reflected as a reduction in rent expense. Gains on the sale and leaseback of property and equipment under capital leases reduce the carrying value of the related assets.

Manufacturers' Credits - We periodically receive credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered, then applied on a pro rata basis as a reduction to the cost of the related equipment.

Advertising Costs - We expense advertising costs as other selling expenses in the fiscal year incurred. Advertising expense for fiscal 2000, 1999 and 1998 totaled $134 million, $136 million and $105 million, respectively.

Foreign Currency Remeasurement - Assets and liabilities denominated in foreign currencies are generally remeasured using exchange rates in effect on the balance sheet date. Revenues and expenses denominated in foreign currencies are generally remeasured using average exchange rates for the periods presented. We recognize the resulting foreign exchange gains and losses as a component of miscellaneous income (expense). Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets.

Stock-Based Compensation - Stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees." Under APB 25, we do not recognize compensation expense for a stock option grant if the exercise price at the measurement date is equal to or greater than the fair market value of our common stock on the grant date (see Note 15).

Stock Split - On November 2, 1998, our two-for-one common stock split became effective. All references in this annual report to the number of shares of common stock (including references to our broad-based employee stock option programs and our common stock repurchase programs), our earnings per share and our per share common stock prices have been restated to reflect the stock split.

Derivatives and Hedging Activities - In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. We will adopt SFAS 133, as amended, on July 1, 2000.

New Accounting Standards - During fiscal 2000, we adopted Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" (see Note 18). We also adopted Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The adoption of SOP 98-1 did not have a material impact on our consolidated financial statements. During fiscal 1999, we adopted SFAS 130, "Reporting Comprehensive Income" (see
Note 12), and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" (see Note 13). During fiscal 1998, we adopted SFAS 128, "Earnings Per Share" (see Note 14), and SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (see Note 9).

2.       FINANCIAL INSTRUMENTS

         Our financial instruments, except long-term debt and our investment in Worldspan, are carried at fair value or have a carrying value which approximates fair value.

SHORT-TERM INVESTMENTS

         Delta invests cash in excess of operating requirements in short-term, highly liquid investments. These investments are classified as available-for-sale

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998                               DELTA AIR LINES, INC.


securities and are stated at fair value. The aggregate fair value of short-term investments totaled $493 million and $19 million at June 30, 2000 and 1999, respectively. Accumulated other comprehensive income includes unrealized gains and losses from these investments, net of related deferred taxes. The unrealized gains and losses from our short-term investments were not material at June 30, 2000 and 1999.

MARKETABLE EQUITY SECURITIES

         We sold our equity investments in Singapore Airlines and SAirGroup during fiscal 2000, and recognized pretax gains of $137 million and $29 million, respectively. Our investment in SkyWest, Inc. is classified as an available-for-sale security under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and is recorded at fair value. The following table summarizes these investments at June 30, 2000 and 1999:

                            Quoted         Cost         Unrealized
(In Millions)             Fair Value       Basis           Gain
--------------------------------------     -----      --------------
                           June 30,                      June 30,
                        2000      1999                2000      1999
----------------------------      ----                ----      ----
Singapore Airlines      $ --      $335      $ --      $ --      $154
SAirGroup               $ --      $110      $ --      $ --      $ 25
SkyWest                 $115      $ 78      $ 14      $101      $ 64
----------------------------      ----      ----      ----      ----

         Accumulated other comprehensive income includes the aggregate unrealized gains from our outstanding investments, net of the related deferred tax provision, at June 30, 2000 and 1999.

CONVERTIBLE SECURITIES

priceline.com, Inc. - During fiscal 1999, we entered into an agreement with priceline.com (priceline) under which ticket inventory provided by Delta may be sold through priceline's Internet-based e-commerce system. As part of this agreement, we received a warrant to purchase up to 18.6 million shares of priceline common stock for $0.93 per share. We did not recognize the value of the warrant in fiscal 1999 because its estimated fair value was not material. The warrant became fully exercisable on July 25, 1999.

         We partially exercised the warrant on August 17, 1999, and exercised the remainder of the warrant on November 17, 1999. As a result of these exercises, we acquired 18.3 million shares of priceline common stock. We sold
12.3 million of these shares during fiscal 2000, and recognized a pretax cash gain of $784 million.

         On November 17, 1999, priceline and Delta amended their original agreement. As a result of the amendment, Delta received (1) the right to exchange (exchange right) 6 million shares of priceline common stock for 6 million shares of priceline convertible preferred stock; and (2) a new warrant (new warrant) to acquire 5.5 million shares of priceline common stock for $56.625 per share. The new warrant may become exercisable in phases prior to December 31, 2000 if certain conditions are met. To the extent the conditions are met and the warrant becomes exercisable, it will expire on November 17, 2004. To the extent the conditions are not met, the new warrant will become exercisable on November 17, 2004 for a period of six months.

         On June 30, 2000, we exercised our exchange right in full, receiving six million shares of priceline convertible preferred stock. These shares (1) have a stated value of $59.93 per share; (2) are convertible into shares of priceline common stock on a one-for-one basis; (3) bear a dividend of 8% per year, payable in shares of priceline common stock; (4) may be redeemed by priceline after April 1, 2003 for $59.93 per share plus accrued and unpaid dividends; and (5) are subject to mandatory redemption on April 1, 2010. As a result of the exchange, we recognized a pretax non-cash gain of $228 million.

         The convertible preferred stock, the new warrant, and the shares of priceline common stock underlying these securities are not registered under the Securities Act of 1933, but we have certain demand and piggyback registration rights relating to the underlying shares of priceline common stock.

         Based on an independent third party appraisal, the total fair value of the new warrant on the date received was determined to be $61 million. This amount will be recognized in income ratably over a three year period. The new warrant is reflected at its current estimated fair value in marketable equity securities on our Consolidated Balance Sheet as of June 30, 2000. Under our agreement with priceline, we are required to provide priceline access to unpublished fares.

Equant, N.V. - During fiscal 2000 and fiscal 1999, we sold a portion of our equity interest in Equant, realizing pretax gains of $24 million and $26 million, respectively. At June 30, 2000, we owned 540,852 depository certificates convertible, subject to certain conditions, into common stock of Equant. Our equity interest is not recorded on our Consolidated Balance Sheets at June 30, 2000. The shares of Equant common stock underlying these certificates had an estimated fair market value of $23 million at June 30, 2000.

LONG-TERM DEBT

         The following table shows the estimated fair value and carrying value of our long-term debt, including current maturities, at June 30, 2000 and 1999:

(In Billions)                               2000         1999
------------------------------------------------         ----
Fair value                                  $4.7         $2.6
Carrying value                              $4.9         $2.4
------------------------------------------------         ----

         Fair values are estimated based on quoted market prices, where available, or on discounted cash flow analyses. Changes in assumptions or estimation methods may significantly affect these fair value estimates.

3. INCOME TAXES

         Deferred income taxes reflect the net tax effect of timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. The table below shows significant components of our deferred tax assets and liabilities at June 30, 2000 and 1999:

(In Millions)                                  2000          1999
----------------------------------------------------        ------
DEFERRED TAX ASSETS:
Postretirement benefits                       $  810        $  766
Other employee benefits                          340           335
Gains on sale and
  leaseback transactions (net)                   216           296
Rent expense                                     218           206
Spare parts repair expense                       159           151
Alternative minimum
  tax credit carryforwards                        --            27
Other                                            271           171
----------------------------------------------------        ------
  Total deferred tax assets                   $2,014        $1,952
----------------------------------------------------        ------
DEFERRED TAX LIABILITIES:
Depreciation and amortization                 $2,158        $1,960
Other                                            369           344
----------------------------------------------------        ------
  Total deferred tax liabilities              $2,527        $2,304
----------------------------------------------------        ------

         Income taxes provided in fiscal 2000, 1999 and 1998 consisted of:

(In Millions)                          2000          1999          1998
-------------------------------------------         -----         -----
Current taxes                         $(665)        $(372)        $(353)
Deferred taxes                         (254)         (358)         (298)
Tax benefit of dividends
  on allocated Series B
  ESOP Convertible
  Preferred Stock                         5             5             4
-------------------------------------------         -----         -----
Income taxes provided                 $(914)        $(725)        $(647)
-------------------------------------------         -----         -----


         The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate for fiscal 2000, 1999 and 1998:

                                       2000          1999          1998
-------------------------------------------          ----          ----
U.S. federal statutory
  income tax rate                        35%           35%           35%
State taxes, net of federal
  income tax effect                     3.6%          3.6%          3.3%
Meals and entertainment                  .8%           .8%           .8%
Amortization                             .6%           .2%           .2%
Other, net                               --%           .1%           --%
-------------------------------------------          ----          ----
Effective income tax rate              40.0%         39.7%         39.3%
-------------------------------------------          ----          ----


4. RISK MANAGEMENT

FUEL PRICE RISK MANAGEMENT

         We use options and other non-leveraged, over-the-counter instruments, which have maturities of up to 36 months, to manage the risk associated with changes in aircraft fuel prices. The changes in the market value of our hedging contracts have a high correlation to changes in aircraft fuel prices. Gains and losses from fuel hedging contracts are recognized as part of fuel expense when we use the underlying fuel being hedged. Premiums paid to enter into hedging contracts are recorded as prepaid expenses and amortized on a straight-line basis to fuel expense over the contract settlement period. We do not enter into fuel hedging contracts for speculative purposes.

         At June 30, 2000, we had outstanding hedge agreements for a total of
2.8 billion gallons of our projected aircraft fuel requirements for the period July 1, 2000 through June 30, 2003, including approximately 51% of our projected aircraft fuel requirements for the year ending June 30, 2001. At June 30, 2000, our fuel hedging contracts had an estimated fair value of $704 million, with unrealized gains of $555 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998                               DELTA AIR LINES, INC.


FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

         From time to time, Delta enters into foreign currency option and forward contracts to manage the risk associated with foreign currency-denominated transactions. Contracts are denominated in the same currency in which the projected foreign cash flows are expected to occur and have maturities of up to twelve months. The estimated fair value of our foreign currency contracts was not material at June 30, 2000 and 1999. We do not enter into foreign currency hedging contracts for speculative purposes.

         We recognize the gains and losses from foreign currency exchange contracts as a component of miscellaneous income (expense) as we recognize the underlying transaction. These gains and losses were not material for any period presented in our consolidated financial statements.

CREDIT RISK MANAGEMENT

         To manage credit risk associated with our fuel price and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant at June 30, 2000.

         Our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services to customers who are economically and geographically dispersed. In addition, our accounts receivable are generally short-term in duration. Therefore, we believe we have no significant concentration of credit risk.

5. LONG-TERM DEBT

         The following table summarizes our long-term debt, including current maturities, at June 30, 2000 and 1999:

(In Millions)                                                                                      2000          1999
--------------------------------------------------------------------------------------------------------        ------
8.3% Notes, unsecured, due December 15, 2029                                                      $1,000        $   --
8.125% Notes, unsecured, due July 1, 2039                                                            538            --
1999 Bank Credit Agreement, unsecured, 5.92% interest, due March 22, 2001                            500           500
7.7% Notes, unsecured, due December 15, 2005                                                         500            --
7.9% Notes, unsecured, due December 15, 2009                                                         500            --
Development Authority of Clayton County 2000, unsecured loan agreement, Series
  2000A $65 million due June 1, 2029, 4.7% interest; Series 2000B $116 million due
  May 1, 2035, 4.8% interest; and Series 2000C $120 million due May 1, 2035, 4.9% interest           301            --
6.65% Medium-Term Notes, Series C, unsecured, due March 15, 2004                                     300           300
8.1% Series C Guaranteed Serial ESOP Notes, unsecured,
  due in installments between 2002 and 2009                                                          290           290
9.75% Debentures, unsecured, due May 15, 2021                                                        158           250
Other unsecured debt due 2000 to 2022; Interest rates of 5.3% to 10.375%                             817         1,076
--------------------------------------------------------------------------------------------------------        ------
  Total                                                                                            4,904         2,416
Less: Current maturities                                                                             526           660
--------------------------------------------------------------------------------------------------------        ------
  Total long-term debt                                                                            $4,378        $1,756

         Our variable interest rate long-term debt is shown using interest rates in effect at June 30, 2000.

FISCAL 2000 FINANCINGS

         In July 1999, we issued $538 million of 8.125% unsecured notes in a public offering for general corporate purposes. The notes mature on July 1, 2039, but we may redeem the notes, in whole or in part, at par on or after July 1, 2004.

         In November 1999, we borrowed $1.6 billion under a new term loan facility to finance our acquisition of Comair Holdings (see Note 17). In December 1999, we issued $2.0 billion aggregate principal amount of senior unsecured notes in a private placement, consisting of $500 million of 7.7% notes due 2005, $500 million of 7.9% notes due 2009, and $1 billion of 8.3% notes due 2029. The net proceeds from this offering were used to repay the $1.6 billion outstanding under the term loan facility described above; to fund the $200 million balance of the purchase price of our acquisition of Comair Holdings; and for general corporate purposes. In March 2000, we completed an exchange offer under which the notes issued in December 1999 (Old Notes) were exchanged for new notes (New Notes). The New Notes are substantially similar to the related series of Old Notes, except the New Notes are registered under the Securities Act of 1933.

         In June 2000, the Development Authority of Clayton County (Development Authority) issued $301 million aggregate principal amount of bonds in three series with scheduled maturities between 2029 and 2035. The proceeds of this sale were loaned to us to refund bonds that had been issued to finance certain Delta facilities at Hartsfield Atlanta International Airport.

         The Development Authority bonds currently bear interest at a variable rate which is determined weekly. The bonds may be tendered for purchase by their holders on seven days notice. Subject to certain conditions, tendered bonds will be remarketed at then prevailing interest rates.

         Principal and interest on the bonds, and the payment of the purchase price of bonds tendered for purchase, are presently paid under three unconditional, direct-pay letters of credit totaling $305 million issued by a bank under a Reimbursement Agreement between Delta and a group of banks (Reimbursement Agreement). The Reimbursement Agreement generally provides that, if there is a drawing under the letters of credit to purchase bonds that have been tendered for purchase, Delta may convert its repayment obligation to a loan that becomes due and payable on the earlier of (1) the date the bonds are remarketed; or (2) the June 8, 2003 expiration date of the related letters of credit. Unless the existing letters of credit are extended, a mandatory tender of the bonds for purchase will occur on the fifth day prior to the expiration of such letters of credit. Among other options, Delta could seek to replace the expiring letters of credit with new letters of credit from an alternate credit provider and remarket the bonds.

1997 BANK CREDIT AGREEMENT

         Under our 1997 Bank Credit Agreement with a group of banks, we may borrow up to $1.25 billion on an unsecured and revolving basis until May 1, 2002, subject to our compliance with certain conditions. We may use up to $700 million of this facility for the issuance of letters of credit. The interest rate under this facility is, at our option, LIBOR or the prime rate, plus a margin that is dependent on Delta's long-term senior unsecured debt ratings. We can also obtain loans through a competitive bid procedure.

         The 1997 Bank Credit Agreement contains negative covenants that place certain limits on our ability to secure our property or assets; to incur or guarantee debt; and to enter into flight equipment leases. It also provides that, upon the occurrence of a change in control of Delta, (1) the banks' obligation to extend credit terminates; (2) any amounts outstanding under the 1997 Bank Credit Agreement become due and payable; and (3) Delta must deposit cash collateral with the banks in an amount equal to all letters of credit outstanding under that agreement. At June 30, 2000, there were no borrowings or letters of credit outstanding under the 1997 Bank Credit Agreement.

1999 BANK CREDIT AGREEMENT

         During fiscal 1999, we entered into a $500 million credit agreement with a group of banks to finance a portion of our acquisition of ASA Holdings (see Note 17). The interest rate is, at our option, LIBOR or the prime rate, plus a margin that is dependent on Delta's long-term senior unsecured debt ratings. This agreement expires on March 22, 2001, and we may prepay the outstanding borrowings at any time. At June 30, 2000, $500 million was outstanding under this agreement.

SERIES C ESOP NOTES

         At June 30, 2000, there were outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Series ESOP Notes (Series C ESOP Notes). The notes, which are payable in installments between 2002 and 2009, are guaranteed by Delta. We are required to purchase the Series C ESOP Notes at the option of the noteholders in certain circumstances if the notes are not rated at least A3 by Moody's and A- by Standard & Poor's (required ratings). Our purchase price would be equal to the principal amount of the Series C ESOP Notes being purchased plus accrued interest and, if applicable, a make whole premium amount.

         The holders of the Series C ESOP Notes are presently entitled to the benefits of an unconditional, direct-pay letter of credit issued by Bayerische Hypo-Und Vereinsbank AG under a credit agreement between Delta and a group of banks (the Letter of Credit Facility). Required payments of principal, interest and make whole premium amount on the Series C ESOP Notes are paid under the letter of credit. At

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

                                                           DELTA AIR LINES, INC.

June 30, 2000, the letter of credit totaled $421 million, covering the $290 million outstanding principal amount of the Series C ESOP Notes, approximately one year of interest on the notes and $98 million of make whole premium amount.

         The Letter of Credit Facility and the related letter of credit expire on May 19, 2003. The Letter of Credit Facility provides that, if there is a drawing under the letter of credit, Delta must immediately repay the amount drawn or convert its repayment obligation to a short-term loan.

         Due to the existence of the letter of credit, the Series C ESOP Notes currently have the required ratings. However, these ratings are subject to change at any time. The Series C ESOP Notes are not likely to receive the required ratings without a credit enhancement such as the letter of credit, unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. At June 30, 2000, our long-term senior unsecured debt was rated Baa3 and BBB-, respectively.


COVENANTS AND CHANGE IN CONTROL PROVISIONS

         The Reimbursement Agreement, the 1999 Bank Credit Agreement and the Letter of Credit Facility contain negative covenants and a change in control provision that are similar to or less restrictive than the corresponding provisions in our 1997 Bank Credit Agreement. The 1999 Bank Credit Agreement also requires us to maintain a specified coverage ratio as of the last day of each fiscal quarter if our senior unsecured debt is rated below investment grade.

         Our debt agreements do not limit the payment of dividends on our capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit our ability to pay cash dividends to our common shareowners in certain circumstances (see Note 10).

         ASA's credit agreements contain negative covenants that apply only to the financial position of ASA. The covenants, among other things, limit ASA's ability to transfer funds in the form of cash dividends, loans or advances. At June 30, 2000, approximately $300 million of ASA's net assets were subject to these restrictions and approximately $60 million of net assets were available for distribution by ASA to Delta under the most restrictive of these provisions.


FUTURE MATURITIES

         At June 30, 2000, the scheduled maturities of our long-term debt during the next five fiscal years were as follows:

Year Ending June 30,                                  Principal
(In Millions)                                           Amount
------------------------------------------------------------------
2001                                                   $  526
2002                                                       90
2003                                                       61
2004                                                      356
2005                                                      569
After 2005                                              3,302
------------------------------------------------------------------

         Capitalized interest totaled $49 million, $46 million and $38 million in fiscal 2000, 1999 and 1998, respectively.

6. ASSET WRITEDOWNS AND OTHER SPECIAL CHARGES

         In fiscal 2000, we recorded pretax charges totaling $555 million for the following:

- Management decided to accelerate the planned retirement of our 16 MD-90 aircraft and 8 owned MD-11 aircraft as part of our fleet simplification strategy. As a result, we reviewed these fleet types for impairment, determining that the estimated future cash flows generated by these aircraft are less than their carrying values. The estimated future cash flows were based on projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft will operate. These aircraft were written down to their fair values, as estimated by management using published sources and bids received from third parties. Due to this impairment analysis, we recorded a pre-tax asset writedown of $320 million in the quarter ended December 31, 1999.

- We changed our business practice regarding the disposal of surplus aircraft parts and entered into an agreement to sell all of our existing surplus aircraft parts inventory to a third party. Accordingly, we wrote down surplus aircraft parts and obsolete flight equipment and parts to their estimated fair values. We determined the estimated fair value of inventory using the negotiated purchase price.

         This resulted in a pretax charge of $107 million in the quarter ended September 30, 1999. As of June 30, 2000, substantially all of the equipment and parts under this agreement had been sold and transferred.

- We offered an early retirement medical option to allow eligible Delta employees to retire with continued medical coverage without paying certain early retirement medical premiums. Approximately 2,500 employees elected to participate in the program. We recorded a pretax charge of $86 million ($53 million after tax, or $.40 basic and $.38 diluted EPS) as a result of this program in the quarter ended June 30, 2000.

- Delta implemented certain technology initiatives which resulted in an abandonment of certain legacy hardware and software assets. We also decided to streamline certain administrative processes. Accordingly, we recorded a pretax charge of $42 million in the quarter ended September 30, 1999. We also remeasured the useful lives of certain technology assets that are still in use but that will be replaced earlier than originally planned. The effect on depreciation expense was immaterial.

7. LEASE OBLIGATIONS

         Delta leases aircraft, airport terminal and maintenance facilities, ticket offices, and other property and equipment. We record rent expense on a straight-line basis over the life of the lease. Rental expense for operating leases totaled $1.2 billion, $1.1 billion and $0.9 billion in fiscal 2000, 1999 and 1998, respectively. Amounts due under capital leases are recorded as liabilities. Our interest in assets acquired under capital leases is shown as assets on our Consolidated Balance Sheets. Amortization of assets recorded under capital leases is included in depreciation expense in our Consolidated Statements of Income.

         The following table summarizes, as of June 30, 2000, our minimum rental commitments under capital leases and operating leases with initial or remaining terms of more than one year:

Years Ending June 30,                  Capital      Operating
(In Millions)                           Leases        Leases
----------------------------------------------      ----------
2001                                    $ 57         $ 1,200
2002                                      57           1,200
2003                                      48           1,170
2004                                      32           1,120
2005                                      17           1,110
After 2005                                23           9,060
----------------------------------------------      ----------
  Total minimum lease payments           234         $14,860
Less: Amounts of lease payments
  which represent interest                44
----------------------------------------------
Present value of future minimum
  capital lease payments                 190
Less: Current obligations under
  capital leases                          43
----------------------------------------------
Long-term capital lease obligations     $147
==============================================

         As of June 30, 2000, we operated 317 aircraft under operating leases and 48 aircraft under capital leases. These leases have remaining terms ranging from five months to 18 years.

         Certain municipalities have issued special facility revenue bonds to build or improve airport and maintenance facilities leased to Delta. The facility lease agreements require Delta to make rental payments sufficient to pay principal and interest on the bonds. The above table includes $2.1 billion of rental commitments for such payments.

8.  PURCHASE COMMITMENTS AND CONTINGENCIES

         Future expenditures for aircraft and engines on firm order as of August 11, 2000 are estimated to be $9.5 billion. The following table shows the timing of these commitments:

Years Ending June 30,
(In Millions)                                          Amount
--------------------------------------------------------------
2001                                                   $2,700
2002                                                    2,300
2003                                                    1,350
2004                                                    1,110
2005                                                    1,360
After 2005                                                710
--------------------------------------------------------------
Total                                                  $9,530
==============================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

                                                           DELTA AIR LINES, INC.

         We have entered into a joint marketing and Delta Connection carrier agreement with Atlantic Coast Airlines Holdings, Inc. (ACA) and its newly formed operating affiliate, Atlantic Coast Jet, Inc. (ACJet). Under this agreement, Delta schedules certain regional jets operated by ACJet, and sells the seats on and retains the revenue from those flights. We pay ACJet an amount that is based on its costs to operate those flights and a specified margin. We estimate these payments will be $73 million for the twelve months ending June 30, 2001. This agreement expires on March 31, 2010, but may be terminated by Delta at an earlier date in certain circumstances.

         Delta is a defendant in legal actions relating to antitrust matters, employment practices, environmental issues, and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our consolidated financial statements.

         Delta self-insures a portion of its losses from claims related to workers' compensation, environmental, physical damage and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using certain actuarial assumptions followed in the insurance industry and based on Delta's experience.

         Approximately 16% of our employees are covered by collective bargaining agreements. See "Collective Bargaining Matters" on page 30 of Management's Discussion and Analysis for additional information on this subject.

9. EMPLOYEE BENEFIT PLANS

         Delta sponsors defined benefit and defined contribution pension plans, healthcare plans, and disability and survivorship plans for eligible employees, their eligible family members and retirees. We reserve the right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or ERISA.

DEFINED BENEFIT PENSION PLANS

         Our qualified defined benefit pension plans currently meet or exceed ERISA's minimum funding requirements.

         The following table shows the change in projected benefit obligation for our defined benefit pension plans for the plan years ended June 30, 2000 and 1999:

(In Millions)                                    2000     1999
------------------------------------------------------  -------
Projected benefit obligation at
  beginning of year                            $8,872   $8,342
------------------------------------------------------  -------
Service cost                                      251      240
Interest cost                                     644      585
Actuarial (gain) loss                            (402)     158
Benefits paid                                    (491)    (456)
Plan amendments                                    27        3
------------------------------------------------------  -------
Projected benefit obligation at end of year    $8,901   $8,872

         The following table shows the change in the fair value of our defined benefit pension plan assets for the plan years ended June 30, 2000 and 1999:

(In Millions)                                   2000       1999
------------------------------------------------------   -------
Fair value of plan assets at
  beginning of year                           $ 9,020    $9,121
------------------------------------------------------   -------
Actual return on plan assets                    2,144       310
Employer contributions                             48        45
Benefits paid                                    (491)     (456)
------------------------------------------------------   -------
Fair value of plan assets at end of year      $10,721    $9,020

         The accrued pension cost recognized for these plans on our Consolidated Balance Sheets at June 30, 2000 and 1999 is computed as follows:

(In Millions)                                   2000      1999
-----------------------------------------------------   -------
Funded status                                 $ 1,820     $ 148
Unrecognized net actuarial gain                (2,301)     (607)
Unrecognized transition obligation                 58        60
Unrecognized prior service cost                    57        37
Contributions made between
  April 1 and June 30                              14        12
Intangible asset                                   (9)      (13)
Other comprehensive income                         (1)       (2)
-----------------------------------------------------   -------
Accrued pension cost recognized
  in the Consolidated Balance Sheets          $  (362)    $(365)

         Net periodic pension cost for fiscal 2000, 1999 and 1998 included the following components:

(In Millions)                          2000       1999         1998
---------------------------------------------   --------     --------
Service cost                          $ 251        $240        $209
Interest cost                           644         585         575
Expected return on
  plan assets                          (852)       (776)       (685)
Amortization of prior
  service cost                            4           5           3
Recognized net actuarial
  (gain) loss                            --          --          (4)
Amortization of
  net transition obligation               2           2           2
---------------------------------------------   --------     --------
Net periodic
  pension cost                        $  49       $  56        $100

         We used the following actuarial assumptions to determine the actuarial present value of our projected benefit obligation:

March 31:                                        2000     1999
-----------------------------------------------------    ------
Weighted average discount rate                   8.25%     7.25%
Rate of increase in
  future compensation levels                     4.93%     4.43%
Expected long-term rate of
  return on plan assets                         10.00%    10.00%

         Delta also sponsors non-qualified pension plans which are funded from current assets. The accumulated benefit obligation of these plans totaled
$337 million at March 31, 2000, and $301 million at March 31, 1999.

Defined Contribution Pension Plans

         Delta Pilots Money Purchase Pension Plan (MPPP)--We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During fiscal 2000, 1999 and 1998, we recognized expense of $57 million, $53 million and $54 million, respectively, for this plan.

Delta Family-Care Savings Plan-Our Savings Plan--includes an employee stock ownership plan (ESOP) feature. Eligible personnel may contribute a portion of their earnings to the Savings Plan. Delta matches 50% of those contributions with a maximum employer contribution of 2% of a participant's earnings. We make quarterly employer contributions by allocating Series B ESOP Convertible Preferred Stock, common stock or cash to the plan. These contributions, which are recorded as salaries and related costs in our Consolidated Statements of Income, totaled $58 million, $52 million and $49 million in fiscal 2000, 1999 and 1998, respectively.

         When we adopted the ESOP in 1989, we sold 6,944,450 shares of Series B ESOP Convertible Preferred Stock to the Savings Plan for $500 million. We have recorded unearned compensation equal to the value of the shares of preferred stock not yet allocated to participants' accounts. We reduce the unearned compensation as shares of preferred stock are allocated to participants' accounts. Dividends on unallocated shares of preferred stock are used for debt service on the Savings Plan's Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of preferred stock are credited to participants' accounts and are considered dividends for financial reporting purposes. Only allocated shares of preferred stock are considered outstanding when we compute diluted earnings per share. At June 30, 2000, 2,971,790 shares of Series B ESOP Convertible Preferred Stock were allocated to participants' accounts.

Delta Connection Carrier Savings Plans-ASA and Comair sponsor defined contribution retirement plans for eligible employees. Eligible personnel may contribute a portion of their earnings to the plans through payroll deduction. Neither plan had a material impact on our consolidated financial statements for the year ended June 30, 2000.

Postretirement Benefits Other Than Pensions

         Our medical plans provide medical and dental benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from our general assets on a current basis. Plan benefits are subject to copayments, deductibles and other limits as described in the plans. Benefits are reduced when a retiree is eligible for Medicare.

         The following table shows the change in our accumulated postretirement benefit obligation (APBO) for the plan years ended June 30, 2000 and 1999:

(In Millions)                                   2000      1999
-----------------------------------------------------   -------
APBO at beginning of year                      $1,612    $1,627
-----------------------------------------------------   -------
Service cost                                       38        37
Interest cost                                     117       112
Benefits paid                                     (80)      (71)
Actuarial gain                                    (52)      (65)
Substantive plan change                            28       (28)
Special termination benefits                       86        --
-----------------------------------------------------   -------
APBO at end of year                            $1,749    $1,612
=====================================================   =======

         The special termination benefits reflected in the above table relate to the early retirement medical option offered to certain Delta employees (see
Note 6).

         The following table shows the calculation of the accrued postretirement benefit cost recognized on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

our Consolidated Balance Sheets at June 30, 2000 and 1999:

(In Millions)                                             2000       1999
---------------------------------------------------------------    --------
Funded status                                           $(1,749)   $(1,612)
Unrecognized net (gain) loss                                (51)         1
Unrecognized prior service cost                            (302)      (371)
Contributions made between
  April 1 and June 30                                        20         17
---------------------------------------------------------------    --------
Accrued postretirement benefit cost recognized
  in the Consolidated Balance Sheets                    $(2,082)   $(1,965)

         Our net periodic postretirement benefit cost for fiscal 2000, 1999 and 1998 included the following components:

(In Millions)                                    2000      1999         1998
-------------------------------------------------------  -------      -------
Service cost                                     $ 38      $ 37         $ 33
Interest cost                                     117       112          110
Amortization of prior
  service cost                                    (41)      (40)         (38)
Recognized net actuarial
  (gain) loss                                      --        --           (2)
Other                                              --       (10)          --
-------------------------------------------------------  -------      -------
Net periodic postretirement
  benefit cost                                   $114      $ 99         $103

         We used the following actuarial assumptions to determine the actuarial present value of our APBO:

March 31:                                                 2000       1999
---------------------------------------------------------------    --------
Weighted average discount rate                             8.25%       7.25%
Assumed health care cost trend rate(*)                     7.00%       5.50%
---------------------------------------------------------------    --------

(*) The assumed healthcare cost trend rate is assumed to decline gradually to 5.25% in 2003 and remain level thereafter.

         A 1% change in the health care cost rate used in measuring the APBO at March 31, 2000 would have the following effects:

(In Millions)                            1% Increase    1% Decrease
-----------------------------------------------------   -----------
Increase (decrease) in
  total service and interest cost            $ 14          $ (16)
Increase (decrease) in the APBO              $176          $(149)
-----------------------------------------------------   -----------

Postemployment Benefits-Delta provides certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of the disability and survivorship plans.

         Postemployment benefit expense (income) was $11 million in fiscal 2000, $(13) million in fiscal 1999, and $74 million in fiscal 1998. We include the amount funded in excess of the liability in other non-current assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets. Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

         We continually evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense.

10. COMMON AND PREFERRED STOCK

         In fiscal 2000, we issued 376,412 shares of common stock under our broad-based employee stock option plans, and a total of 216,222 shares of common stock under our 1989 Stock Incentive Plan, Dividend Reinvestment and Stock Purchase Plan, and Non-Employee Directors' Stock Plan. During fiscal 2000, we repurchased 16.5 million shares of common stock as part of our share repurchase programs described in Note 11.

         At June 30, 2000, 66.6 million shares of our common stock were reserved for issuance, including 38.2 million common shares under our broad-based employee stock option plans, and 11.1 million common shares for conversion of the Series B ESOP Convertible Preferred Stock.

         The Series B ESOP Convertible Preferred Stock pays a cumulative cash dividend of 6% per year per share; is convertible into 1.7155 shares of common stock at a conversion price of $41.97 per share; and has a liquidation price of $72 per share, plus accrued and unpaid dividends. The preferred stock generally votes together as a single class with the common stock and has two votes per share. It is redeemable at our option at $72 per share, payable in cash or common stock. We cannot pay cash dividends on common stock until all cumulative dividends on the preferred stock have been paid. The conversion rate, conversion price and voting rights of the preferred stock are subject to adjustment in certain circumstances.

         The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire Delta that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of Delta and our shareowners. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment.

         The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

         If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation, or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

         The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock.

11. COMMON STOCK REPURCHASES

         Our Board of Directors has authorized various repurchases of our common stock. In fiscal 2000, we repurchased 16.5 million shares of common stock for $790 million. This included five million shares held by Singapore Airlines. In fiscal 1999, we repurchased 15.0 million shares of common stock for $878 million.

         We are also authorized to repurchase the 49.4 million shares of common stock that may be issued under our broad-based employee stock option plans (See
Note 15). As of June 30, 2000, we had repurchased 21.4 million shares for $962 million under this authorization. We are authorized to repurchase the remaining shares as employees exercise their stock options under those plans. Repurchases are subject to market conditions, and may be made on the open market or in privately negotiated transactions.

12. COMPREHENSIVE INCOME

         Comprehensive income for the fiscal years ended June 30, 2000, 1999 and 1998 included the following components:

(In Millions)                                    2000      1999       1998
------------------------------------------------------   -------    -------
Net income                                      $1,303    $1,101     $1,001
  Realization of gain from
    Singapore and Swissair                        (179)       --         --
  Unrealized gain (loss) on
    marketable equity
    securities                                       4        99        (22)
  Other                                             (3)       --          1
------------------------------------------------------   -------    -------
  Total other
    comprehensive income                          (178)       99        (21)
  Income tax effect on other
    comprehensive income                            69       (39)         9
------------------------------------------------------   -------    -------
    Total other comprehensive
       income, net of
       income taxes                               (109)       60        (12)
------------------------------------------------------   -------    -------
Comprehensive income,
  net of income taxes                           $1,194    $1,161     $  989
======================================================   =======    =======

13. Geographic Information

         SFAS 131 requires us to disclose certain information about our operating segments. Operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. We are managed as a single business unit that provides air transportation of passengers and cargo. Our operating revenues by geographic region for fiscal 2000, 1999 and 1998 are summarized in the following table:

(In Millions)                    2000      1999        1998
---------------------------------------  --------    --------
North America                   $13,211   $11,956     $11,416
Atlantic                          1,960     1,973       2,092
Pacific                             302       326         304
Latin America                       415       342         245
---------------------------------------  --------    --------
  Total                         $15,888   $14,597     $14,057
=======================================  ========    ========

         Operating revenues are assigned to a specific geographic region based on the origin and destination of each flight segment. Our tangible assets consist primarily of flight equipment, which is mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

14. Earnings Per Share

         We calculate basic EPS by dividing the income available to common shareowners by the weighted average number of common shares outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

                                                           DELTA AIR LINES, INC.

Diluted EPS includes the dilutive effects of stock options and convertible securities. The following table shows our computation of basic and diluted EPS:

Fiscal Year Ended June 30,
(In Millions, except per share data)        2000        1999         1998
-------------------------------------------------     --------     --------
Basic:
Net income                                $ 1,303      $1,101       $1,001
  Dividends on allocated
    Series B ESOP
    Convertible Preferred Stock               (12)        (11)         (11)
-------------------------------------------------     -------      -------
  Income available to
    common shareowners                     $1,291      $1,090       $  990
Weighted average
  shares outstanding                        130.2       142.9        149.2
-------------------------------------------------     -------      -------
Basic earnings per share                   $ 9.92      $  .63       $ 6.64

Diluted:
Net income                                $ 1,303      $1,101       $1,001
  Adjustment to net income
    assuming conversion of
    allocated Series B ESOP
    Convertible Preferred Stock                (5)         (4)          (4)
-------------------------------------------------     -------      -------
Income available to
  common shareowners                       $1,298      $1,097       $  997
Weighted average
  shares outstanding                        130.2       142.9        149.2
Additional shares assuming:
  Exercise of stock options                   5.1         4.7          3.8
  Conversion of allocated
    Series B ESOP Convertible
    Preferred Stock                           2.4         4.7          4.2
  Conversion of
    performance-based
    stock units                                .2          --           --
-------------------------------------------------     -------      -------
Weighted average shares
  outstanding as adjusted                   137.9       152.3        157.2
-------------------------------------------------     -------      -------
Diluted earnings per share                 $ 9.42      $ 7.20       $ 6.34
-------------------------------------------------     -------      -------

15. Stock Options and Awards

         Under our 1989 Stock Incentive Plan, we granted various stock based awards including non-qualified stock options and tandem stock appreciation rights (SARs) to officers and other key employees. The exercise price for all stock options, and the base measuring price of the SARs, is the fair market value of our common stock on the grant date.

         In fiscal 1997, our shareowners approved two broad-based employee stock option plans for nonpilot personnel and pilots. On October 30, 1996, 1997 and 1998, Delta granted eligible employees non-qualified stock options to purchase a total of 49.4 million shares of common stock at an exercise price equal to the fair market value of the common stock on the grant date. The stock options are generally exercisable during the period beginning one year, and ending ten years, after the grant date, and are not transferable for any reason other than the death of the employee. The following table summarizes grant activity under the broad-based plans (including 200,000 options which were regranted after earlier forfeitures):

                         Options Granted          Exercise Price
Grant Date                 (In Millions)            (Per Share)
--------------------------------------------     ----------------
October 30, 1996            16.4                      $34.50
October 30, 1997            16.6                      $49.00
October 30, 1998            16.6                      $50.59


During fiscal 2000, all options were granted under the 1989 Stock Incentive
Plan.

The following table summarizes all stock option and SAR activity during fiscal 2000, 1999 and 1998:

                                                             2000                      1999                        1998
                                                   -----------------------   ------------------------    --------------------------
                                                                 Weighted                   Weighted                      Weighted
                                                                  Average                    Average                      Average
                                                   Shares        Exercise       Shares      Exercise       Shares        Exercise
Stock Options                                       (000)         Price          (000)       Price          (000)          Price
------------------------------------------------------------    ----------   -----------   ----------    ----------     -----------
Outstanding at beginning of fiscal year             46,144         $48         30,006          $45         19,802           $35
Granted                                              3,039          57         19,639           51         19,698            50
Exercised                                             (587)         43         (3,256)          41         (9,318)           35
Forfeited                                             (851)         50           (245)          51           (176)           46
                                                   -------        ----       --------         ----        -------          ----
Outstanding at end of fiscal year                   47,745          52         46,144           48         30,006            45
                                                   -------        ----       --------         ----        -------          ----
Stock options exercisable at fiscal year end        44,833         $47         26,640          $45         10,422           $35
                                                   -------        ----       --------         ----        -------          ----

The following table summarizes information about stock options outstanding and exercisable at June 30, 2000:

                                        Stock Options Outstanding                               Stock Options Exercisable
                  ---------------------------------------------------------------------     ---------------------------------
                                               Weighted
Range of               Number                   Average                   Weighted              Number           Weighted
Exercise             Outstanding            Remaining Life                 Average            Exercisable         Average
Prices                 (000)                    (Years)                 Exercise Price          (000)          Exercise Price
---------         ---------------       -------------------------     -----------------     --------------     --------------
$26-$34                  216                       4                         $26                  216               $26
$35-$41                7,929                       4                          35                7,929                35
$42-$63               39,600                       5                          51               36,688                50

         The estimated fair values of stock options granted in fiscal 2000, 1999 and 1998 were derived using the Black-Scholes stock option pricing model. The following table shows our assumptions and the weighted average fair values of stock options:

                                           Stock Options Granted in Fiscal Year
Assumption                                       2000       1999         1998
--------------------------------------------------------  --------     --------
Risk-free interest rate                           6.0%       4.3%         5.8%
Average expected life of
  stock options (in years)                        7.9        5.1          3.3
Expected volatility of
  common stock                                   26.8%      26.3%        25.3%
Expected annual dividends on
  common stock                                  $0.10      $0.10        $0.10
Weighted average fair value
  of stock options                              $  26      $  16        $  13
--------------------------------------------------------  --------     -------

         The following table shows our net income and earnings per share for fiscal 2000, 1999 and 1998 as if we accounted for our stock option plans under the fair value method of SFAS 123:

                                                2000       1999        1998
------------------------------------------------------   --------    --------
Net income (in millions):
  As reported                                  $1,303     $1,101      $1,001
  Fair value method
    under SFAS 123                              1,186        935         875
Basic earnings per share:
  As reported                                  $ 9.92     $ 7.63      $ 6.64
  Fair value method
    under SFAS 123                               9.01       6.47        5.80
Diluted earnings per share:
  As reported                                  $ 9.42     $ 7.20      $ 6.34
  Fair value method
    under SFAS 123                               8.53       6.11        5.54
------------------------------------------------------   --------    --------

         Under SFAS 123, we are not required to include stock options granted before fiscal 1996 as compensation in determining pro forma net income. Therefore, the pro forma effects of SFAS 123 on net income and earnings per share for the periods presented may not be representative of the pro forma effects of SFAS 123 in future years.

         Subsequent to June 30, 2000, we granted stock options covering a total of 3.1 million shares of common stock under the 1989 Stock Incentive Plan, with exercise prices ranging from $52.75 to $55.81 per share.

16. SALE OF RECEIVABLES

         During June 1999, we entered into an agreement under which we sold a defined pool of our accounts receivable, on a revolving basis, through a wholly owned subsidiary to a third party. We initially sold receivables with a fair value of $547 million to the subsidiary. In exchange for the receivables sold, we received (1) $325 million in cash from the subsidiary's sale of an undivided interest in the pool of receivables to a third party and (2) a $222 million subordinated promissory note from the subsidiary. The amount of the promissory note fluctuates because it represents the portion of the purchase price payable for the volume of receivables sold. We retained servicing and record-keeping responsibilities for the receivables sold. This agreement was renewed on June 15, 2000, and will expire on June 15, 2001.

         As part of the agreement, the subsidiary is obligated to pay fees to a third party based on the amounts invested by the third party. For fiscal 2000 and 1999, these fees were $20 million and $2 million, respectively. The fees are included in other income (expense) under miscellaneous income (expense), net in our Consolidated Statements of Income. The principal amount of the promissory note was $122 million and $175 million at June 30, 2000 and 1999, respectively, and is included as accounts receivable on our Consolidated Balance Sheets.

17. BUSINESS ACQUISITIONS

COMAIR HOLDINGS, INC.

         In fiscal 2000, we acquired all the remaining outstanding common stock of Comair Holdings for $1.8 billion. Comair Holdings is a holding company whose principal asset is its 100% ownership of Comair, a regional jet carrier. Prior to this acquisition, we owned 22% of Comair Holdings' outstanding common stock.

         We used the purchase method of accounting to record the acquisition of Comair Holdings. The purchase price of the shares acquired was allocated to the assets acquired and the liabilities assumed based on the preliminary estimated fair values at the acquisition date. Based on the allocation as of June 30, 2000, the total cost of the acquisition exceeded the estimated fair value of the underlying net assets by $1.4 billion, which is being amortized on a straight-line basis over a 40 year period. Our consolidated financial statements as of June 30, 2000 include Comair Holdings' balance sheet as of June 30, 2000 and results of operations from November 22, 1999.

ASA HOLDINGS, INC.

         In fiscal 1999, we acquired all the remaining outstanding common stock of ASA Holdings for $700 million. ASA Holdings is a holding company whose principal asset is its 100% ownership of ASA, a regional air carrier. Prior to this acquisition, we owned 28% of ASA Holdings' outstanding common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

                                                           DELTA AIR LINES, INC.

         We used the purchase method of accounting to record the acquisition of ASA Holdings. The purchase price of the shares acquired was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the acquisition date. The total cost of the acquisition exceeded the estimated fair value of the underlying net assets by $519 million, which is being amortized on a straight-line basis over a 40 year period. Our consolidated financial statements as of June 30, 1999 include ASA Holdings' balance sheet as of June 30, 1999, as well as its results of operations from April 1, 1999.

18. CHANGE IN ACCOUNTING PRINCIPLE

         Delta sells mileage credits in the SkyMiles(R) program to participating partners such as credit card companies, hotels, and car rental agencies. During fiscal 2000, in accordance with SAB 101, we changed our method of accounting for the sale of these mileage credits. Under the new accounting method, a portion of the revenue from the sale of mileage credits is deferred until earned, and is recognized when the credits are redeemed for travel. The majority of the revenue from the sale of mileage credits is recorded in passenger revenue, and the remaining portion is recorded as an offset to expense. Previously, the revenue from the sale of mileage credits was recorded in other revenue in the period in which the credits were sold. All prior year amounts have been reclassified to conform with the current year presentation.

         We retroactively adopted this change in accounting principle as of July 1, 1999. It resulted in a cumulative effect charge of $66 million ($108 million before income taxes), and decreased net income for fiscal 2000 by $21 million (a $34 million decrease before income taxes).

         Unaudited pro forma results assuming retroactive application of the change in accounting principle for fiscal 2000, 1999 and 1998 are shown below:

(In millions, except for per share data):

                              2000           1999         1998
-------------------------------------      --------     --------
Net income before
  cumulative effect
  of change
  in accounting
  principle                  $1,369         $1,083        $ 991
Basic EPS                    $10.42         $ 7.50        $6.57
Diluted EPS                  $ 9.90         $ 7.08        $6.28
-----------------------------------         ------        -----

         For comparative purposes, our results excluding implementation of the change in accounting principle for fiscal 2000, 1999 and 1998 are shown below:

(In millions, except for per share data):

                          2000           1999          1998
------------------------------------   --------      --------
Net income before
  cumulative effect
  of change
  in accounting
  principle              $1,390         $1,101         $1,001
Basic EPS                $10.58         $ 7.63         $ 6.64
Diluted EPS              $10.04         $ 7.20         $ 6.34
------------------------------------   --------      --------

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes our unaudited quarterly results of operations for fiscal 2000 and 1999 (in millions, except per share data):

                                                                                  Three Months Ended
Fiscal 2000                                             Sept. 30             Dec. 31               Mar. 31               June 30
-----------------------------------------------------------------           ---------             ---------             ---------
Operating revenues                                      $3,829                $3,678                $3,911                $4,470
Operating income                                        $  336                $    2                $  343                $  607
Net income                                              $  344                $  348                $  217                $  460
Basic earnings per share(*)                             $ 1.99                $ 2.60                $ 1.68                $ 3.73
Diluted earnings per share(*)                           $ 1.88                $ 2.48                $ 1.61                $ 3.51
-----------------------------------------------------------------           ---------             ---------             ---------


                                                                                  Three Months Ended
Fiscal 1999                                             Sept. 30             Dec. 31               Mar. 31               June 30
-----------------------------------------------------------------           ---------             ---------             ---------
Operating revenues                                      $3,777                $3,424                $3,476                $3,920
Operating income                                        $  552                $  320                $  356                $  642
Net income                                              $  327                $  194                $  216                $  364
Basic earnings per share(*)                             $ 2.19                $ 1.34                $ 1.51                $ 2.59
Diluted earnings per share(*)                           $ 2.08                $ 1.29                $ 1.42                $ 2.40
-----------------------------------------------------------------           ---------             ---------             ---------

(*) The sum of the quarterly earnings per share does not equal the fiscal earnings per share due to changes in average shares outstanding.

REPORT OF MANAGEMENT
                                                           DELTA AIR LINES, INC.

         The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears below.

         Delta maintains a system of internal financial controls which are independently assessed on an ongoing basis through a program of internal audits. These controls include the selection and training of Delta's managers, organizational arrangements that provide a division of responsibilities, and communication programs explaining our policies and standards. We believe that this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements that, in all material respects, are presented in conformity with accounting principles generally accepted in the United States; and that assets are properly accounted for and safeguarded against loss from unauthorized use.

         The Board of Directors pursues its responsibilities for these financial statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of Delta. The Audit Committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal control, accounting, auditing and financial reporting matters.

/s/ M. MICHELE BURNS                         /s/ LEO F. MULLIN
----------------------------                 --------------------------
M. Michele Burns                             Leo F. Mullin
Executive Vice President and                 Chairman and
Chief Financial Officer                      Chief Executive Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                                           DELTA AIR LINES, INC.

TO DELTA AIR LINES, INC.:

         We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, cash flows and shareowners' equity for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of June 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 18 to the consolidated financial statements, effective July 1, 1999, the Company changed its method of accounting for the sale of mileage credits to participating partners in its frequent flyer program.

/s/ ARTHUR ANDERSEN LLP
-----------------------------
Atlanta, Georgia
August 11, 2000

CONSOLIDATED SUMMARY OF OPERATIONS
                                                           DELTA AIR LINES, INC.

For the fiscal years ended June 30,                          2000(1)          1999            1998           1997(2)
---------------------------------------------------------------------       --------        --------        --------
(In Millions, Except Per Share Data)
Operating revenues                                           $15,888         $14,597         $14,057         $13,517
Operating expenses                                            14,600          12,727          12,363          11,986
---------------------------------------------------------------------       --------        --------        --------
Operating income (loss)                                        1,288           1,870           1,694           1,531
Interest expense, net                                           (305)           (153)           (148)           (174)
Miscellaneous income, net(7)                                   1,300             109             102              58
---------------------------------------------------------------------       --------        --------        --------
Income (loss) before income taxes                              2,283           1,826           1,648           1,415
Income tax (provision) benefit                                  (914)           (725)           (647)           (561)
Amortization of investment tax credits                            --              --              --              --
---------------------------------------------------------------------       --------        --------        --------
Net income (loss) before cumulative effect of
  change in accounting principle                               1,369           1,101           1,001             854
Net income (loss) after cumulative effect of
  change in accounting principle                               1,303           1,101           1,001             854
Preferred stock dividends                                        (12)            (11)            (11)             (9)
---------------------------------------------------------------------       --------        --------        --------
Net income (loss) attributable to common shareowners         $ 1,291         $ 1,090         $   990         $   845
  Earnings (loss) per share before cumulative
    effect of change in accounting principle
    Basic                                                    $ 10.42         $  7.63         $  6.64         $  5.70
    Diluted                                                  $  9.90         $  7.20         $  6.34         $  5.52
  Earnings (loss) per share(8)
    Basic                                                    $  9.92         $  7.63         $  6.64         $  5.70
    Diluted                                                  $  9.42         $  7.20         $  6.34         $  5.52
Dividends declared on Common Stock                           $    13         $    14         $    15         $    15
    Dividends declared per common share(8)                   $  0.10         $  0.10         $  0.10         $  0.10
---------------------------------------------------------------------       --------        --------        --------

OTHER FINANCIAL AND STATISTICAL DATA
                                                           DELTA AIR LINES, INC.

For the fiscal years ended June 30,                       2000(1)              1999                1998               1997(2)
------------------------------------------------------------------------ ----------------   -----------------   -----------------
(Financial Data In Millions)
Total assets                                               $20,566           $16,750             $14,603             $12,741
Long-term debt and capital leases
  (excluding current maturities)                           $ 4,525           $ 1,952             $ 1,782             $ 1,797
Shareowners' equity                                        $ 4,873           $ 4,448             $ 4,023             $ 3,007
Shares of Common Stock outstanding at year end(8)      122,639,566       138,553,719         150,450,394         147,391,974

Revenue passengers enplaned (Thousands)                    116,595           106,902             104,148             101,147
Available seat miles (Millions)                            151,913           144,003             140,149             136,821
Revenue passenger miles (Millions)                         110,347           104,575             101,136              97,758
Operating revenue per available seat mile                    10.46(cent)       10.14(cent)         10.03(cent)          9.88(cent)
Passenger mile yield                                         13.48(cent)       13.09(cent)         13.03(cent)         12.98(cent)
Operating cost per available seat mile                        9.61(cent)        8.84(cent)          8.82(cent)          8.76(cent)
Passenger load factor                                         72.6%             72.6%               72.2%               71.4%
Breakeven passenger load factor                               66.4%             62.7%               62.9%               62.8%

Available ton miles (Millions)                              22,068            20,627              19,890              18,984
Revenue ton miles (Millions)                                12,504            12,115              11,859              11,308
Operating cost per available ton mile                        66.16(cent)       61.70(cent)         62.16(cent)         63.14(cent)
------------------------------------------------------------------------  ----------------   -----------------   -----------------

(1) Summary of operations and other financial and statistical data include pretax income of $574 million, net from nonrecurring items ($2.69 basic and $2.54 diluted after-tax earnings per share), excluding the cumulative effect of a change in accounting principle.

(2) Summary of operations and other financial and statistical data include $52 million in pretax restructuring and other nonrecurring charges ($0.22 basic and $0.21 diluted after-tax earnings per share).

(3) Summary of operations and other financial and statistical data include $829 million in pretax restructuring and other nonrecurring charges ($4.88 after-tax earnings per share).

(4) Summary of operations and other financial and statistical data exclude $114 million after-tax cumulative effect of change in accounting principles ($1.13 primary and $0.71 fully diluted earnings per share).

(5) Summary of operations and other financial and statistical data include $526 million in pretax restructuring charges ($3.30 after-tax per share).

(6) Summary of operations and other financial and statistical data include $82 million pretax restructuring charges ($0.53 after-tax per share). Summary of operations exclude $587 million after-tax cumulative effect of changes in accounting principles ($5.89 after-tax per share).

(7)      Includes interest income.

(8) All share and earnings per share amounts for fiscal years prior to 1999 have been restated to reflect the two-for-one common stock split that became effective on November 2, 1998.

  1996(3)         1995(4)         1994(5)         1993(6)           1992         1991          1990
  -------         -------         -------         -------         -------       -------       -------
  $12,418         $12,162         $12,058         $11,657         $10,837       $ 9,171        $8,583
   11,953          11,501          12,503          12,167          11,477         9,604         8,145
  -------         -------         -------         -------         -------       -------        ------
      465             661            (445)           (510)           (640)         (433)          438
     (243)           (262)           (271)           (177)           (151)          (97)          (27)
       54              95              56              36               5            30            57
  -------         -------         -------         -------         -------       -------        ------
      276             494            (660)           (651)           (786)         (500)          468
     (120)           (200)            250             233             271           163          (187)
       --              --               1               3               9            13            22
  -------         -------         -------         -------         -------       -------        ------

      156             294            (409)           (415)           (506)         (324)          303

      156             294            (409)           (415)           (506)         (324)          303
      (82)            (88)           (110)           (110)            (19)          (19)          (18)
  -------         -------         -------         -------         -------       -------        ------
  $    74         $   206         $  (519)        $  (525)        $  (525)      $  (343)       $  285
  =======         =======         =======         =======         =======       =======        ======

  $  0.72         $  2.04         $ (5.16)        $ (5.27)        $ (5.30)      $ (3.87)       $ 2.90
  =======         =======         =======         =======         =======       =======        ======
  $  0.72         $  2.01         $ (5.16)        $ (5.27)        $ (5.30)      $ (3.87)       $ 2.64
  =======         =======         =======         =======         =======       =======        ======

  $  0.72         $  2.04         $ (5.16)        $ (5.27)        $ (5.30)      $ (3.87)       $ 2.90
  =======         =======         =======         =======         =======       =======        ======
  $  0.72         $  2.01         $ (5.16)        $ (5.27)        $ (5.30)      $ (3.87)       $ 2.64
  =======         =======         =======         =======         =======       =======        ======
  $    10         $    10         $    10         $    35         $    59       $    54        $   85
  $  0.10         $  0.10         $  0.10         $  0.35         $  0.60       $  0.60        $ 0.85
  -------         -------         -------         -------         -------       -------        ------


      1996(3)            1995(4)             1994(5)             1993(6)             1992              1991              1990
 -----------------  ------------------  -----------------   -----------------   ---------------  ----------------  -----------------
$     12,226        $     12,143       $     11,896        $     11,871       $    10,162      $      8,411      $      7,227

$      2,175        $      3,121       $      3,228        $      3,716       $     2,833      $      2,059      $      1,315
$      2,540        $      1,827       $      1,467        $      1,913       $     1,894      $      2,457      $      2,596
 135,556,212         101,632,020        100,906,544         100,127,682        99,398,196        98,803,558        92,172,220

      91,341              88,893             87,399              85,085            77,038            69,127            67,240
     130,751             130,645            131,906             132,282           123,102           104,328            96,463
      88,673              86,417             85,268              82,406            72,693            62,086            58,987
        9.50(cent)          9.31(cent)         9.14(cent)          8.81(cent)        8.80(cent)        8.79(cent)        8.90(cent)
       13.19(cent)         13.18(cent)        13.27(cent)         13.23(cent)       13.91(cent)       13.80(cent)       13.63(cent)
        9.14(cent)          8.80(cent)         9.48(cent)          9.20(cent)        9.32(cent)        9.21(cent)        8.44(cent)
        67.8%               66.2%              64.6%               62.3%             59.1%             59.5%             61.2%
        65.1%               62.3%              67.2%               65.6%             63.0%             62.6%             58.0%

      18,084              18,150             18,302              18,182            16,625            13,825            12,500
      10,235              10,142              9,911               9,503             8,361             7,104             6,694
       66.10(cent)         63.37(cent)        68.32(cent)         66.92(cent)       69.03(cent)       69.47(cent)       65.16(cent)

SHAREOWNER INFORMATION

                                                           DELTA AIR LINES, INC.


COMMON STOCK

Listed on the New York Stock Exchange under the ticker symbol DAL.

NUMBER OF SHAREOWNERS

As of June 30, 2000, there were 21,435 registered owners of common stock.

MARKET PRICES AND DIVIDENDS


                                                     Cash Dividends
                         Closing Price of                 per
FISCAL YEAR 2000         Common Stock on             Common Share
------------------------------------------           --------------
Quarter Ended:          High         Low
September 30         $ 63 1/8    $ 46 3/16             $ 0.025
December 31            54 7/16     47 9/16               0.025
March 31               54 3/4      43 5/8                0.025
June 30                57 1/16     49                    0.025
------------------------------   ---------           --------------

                                                     Cash Dividends
                         Closing Price of                 per
Fiscal Year 1999         Common Stock on             Common Share
-------------------------------------------          --------------
Quarter Ended:          High         Low
September 30         $ 71 3/32   $ 46 13/16            $ 0.025
December 31            57 9/16     41 11/32              0.025
March 31               70 15/16    49                    0.025
June 30                71 9/16     55 7/16               0.025
------------------------------   ----------          --------------

DELTA'S AIRCRAFT FLEET
                                                           DELTA AIR LINES, INC.


MAINLINE AIRCRAFT FLEET

Delta's modern and efficient aircraft fleet is at the center of our operations. Delta has entered into a long-term aircraft purchase agreement with The Boeing Company (Boeing), which covers firm orders, options and rolling options for certain aircraft through calendar year 2017. This agreement supports Delta's plan for disciplined growth, aircraft rationalization and fleet replacement. It also provides Delta flexibility to adjust scheduled aircraft deliveries or substitute between aircraft models and aircraft types. The majority of the aircraft under firm order from Boeing will be used to replace older aircraft.

         Delta's long-term plan is to reduce aircraft family types from seven to three. We believe fleet standardization will improve reliability and produce long-term cost savings. We plan to retire (1) our remaining L-1011 aircraft by August 2001; (2) our B-727 fleet by the end of 2005; and (3) our MD-90 fleet and owned MD-11 aircraft over the next seven to nine years. In fiscal 1999, we entered into an agreement to sell our B-727 fleet, with deliveries occurring through 2005.

REGIONAL JET AIRCRAFT

In July 2000, ASA and Comair entered into purchase agreements with Bombardier, Inc. to purchase a total of 94 Canadair Regional Jet (CRJ) aircraft, including 69 CRJ-200 aircraft with a mix of 40, 44 and 50 seats, and 25 CRJ-700 aircraft with 70 seats. ASA and Comair also received options to purchase an additional 406 CRJ aircraft through 2010.

AIRCRAFT FLEET AT JUNE 30, 2000

                                             Leased
                                     ---------------------                 Average
Aircraft Type               Owned    Capital     Operating     Total         Age
---------------------------------    -------     ---------     -----       -------
B-727-200                     90          --            10       100        22.3
B-737-200                      1          45             8        54        15.6
B-737-300                     --           3            23        26        13.6
B-737-800                     24          --            --        24         0.8
B-757-200                     70          --            41       111         9.6
B-767-200                     15          --            --        15        17.1
B-767-300                      4          --            24        28        10.4
B-767-300ER                   50          --             8        58         4.5
B-777-200                      7          --            --         7         0.8
L-1011-1                       7          --            --         7        19.2
L-1011-250                     5          --            --         5        17.6
L-1011-500                     7          --            --         7        19.6
MD-11                          8          --             7        15         6.4
MD-88                         63          --            57       120        10.0
MD-90                         16          --            --        16         4.6
EMB-120                       51          --            14        65        10.1
ATR-72                         4          --            15        19         6.0
CRJ-100/200                   22          --           110       132         2.8
---------------------------------    -------     ---------     -----       -------
TOTAL                        444          48           317       809        10.1
=================================    =======     =========     =====       =======

AIRCRAFT DELIVERY SCHEDULE AT JUNE 30, 2000(*)

                                    Delivery in Calendar Year Ending
                             ---------------------------------------------
                             Remainder                               After
Aircraft on Firm Order         of 2000     2001     2002     2003     2003     Total
--------------------------------------     ----     ----     ----    -----     -----
B-737-600/700/800                   16       27       18       10       37       108
B-757-200                            7        3       --       --       --        10
B-767-300/300ER                     --        1       --       --       --         1
B-767-400                           12        4        5       --       --        21
B-777-200                           --       --        1        1        4         6
CRJ-100/200                         16       34       29       22        2       103
CRJ-700                             --        2       20       12       23        57
--------------------------------------     ----     ----     ----    -----     -----
TOTAL                               51       71       73       45       66       306
======================================     ====     ====     ====    =====     =====

AIRCRAFT ON OPTION AT JUNE 30, 2000*

                                      Delivery in Calendar Year Ending
                               ----------------------------------------------
                               Remainder                                After               Rolling
Aircraft on Option(**)           of 2000     2001     2002     2003      2003     Total     Options
----------------------------------------     ----     ----     ----     -----     -----     -------
B-737-600/700/800                     --        3        5        7        45       60       256
B-757-200                             --       --        9       11        --       20        74
B-767-300/300ER                       --       --        2        2         7       11        14
B-767-400                             --       --        5        5        14       24        16
B-777-200                             --       --        5        5        10       20        27
CRJ-100/200                           --       --       12       28       191      231        --
CRJ-700                               --       --       --       --       165      165        --
----------------------------------------     ----     ----     ----     -----     -----     -------
Total                                 --        3       38       58       432      531       387
========================================     ====     ====     ====     =====     =====     ========

(*) Includes regional jet orders and options under purchase agreements entered into in July 2000.

(**) Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.





































                              [Inside Back Cover]