Form 10KT405, Exhibit 13
period 2000-12-31
DELTA AIR LINES INC /DE/
filed 2001-03-29
CIK 27904

                                  Exhibit 13 - Portions of Delta's Calendar Year 2000 Annual Report


GLOSSARY OF DEFINED TERMS


Accumulated Postretirement Benefit Obligation -- a measure of the deferred compensation obligation, other than pensions, that Delta has to its employees under postretirement welfare benefit plans.

Air Traffic Liability -- an estimate of the amount received for passenger ticket sales and cargo transportation services which have not yet been provided. As the transportation service is provided by Delta, the amount is removed from air traffic liability and recognized as revenue.

ASM -- Available Seat Mile. A measure of capacity which is calculated by multiplying the total number of seats available for transporting passengers by the total number of miles flown during a reporting period.

Cargo Ton Miles -- the total number of tons of cargo transported during a reporting period, multiplied by the total number of miles cargo is flown.

CASM -- (Operating) Cost per Available Seat Mile. The amount of operating cost incurred per available seat mile during a reporting period. Also referred to as unit cost.

Collective Bargaining Agreement -- an agreement between an employer and a union representing a group of employees which details pay rates and working conditions for that group of employees.

Common Stock -- the common stock, par value $1.50 per share, of Delta Air Lines, Inc.

ERISA -- The Employee Retirement Income Security Act of 1974. This federal law governs employee benefit and retirement plans.

Net Debt-to-Capital Position -- a measure of leverage which is calculated by dividing net debt by total capitalization. Net debt includes short-term and long-term debt, capital lease obligations and the present value of operating lease obligations, reduced by cash and short-term investments. Capital includes net debt and shareowners' equity, including the Series B ESOP Convertible Preferred Stock.

Non-Fuel CASM -- the amount of operating cost incurred per available seat mile during a reporting period, excluding aircraft fuel expense.

Operating Margin -- operating income divided by operating revenues.

Passenger Load Factor -- a measure of aircraft utilization which is calculated by dividing RPMs by ASMs for a reporting period.

Passenger Mile Yield -- the amount of passenger revenue earned per revenue passenger mile during a reporting period.

Projected Benefit Obligation -- a measure of the deferred compensation obligation that Delta has to its employees under its pension plans.

RASM -- (Operating) Revenue per Available Seat Mile. The amount of operating revenue earned per available seat mile during a reporting period. Also referred to as unit revenue.

RPM -- Revenue Passenger Mile. One revenue-paying passenger transported one mile. RPMs are calculated by multiplying the number of revenue passengers by the number of miles they are flown for the reporting period.

Series B ESOP Convertible Preferred Stock -- convertible preferred stock, $1.00 par value, $72.00 stated and liquidation value, which is allocated to participants as part of the Employee Stock Ownership Plan (ESOP).

Ton Mile Yield -- amount of cargo revenue earned per cargo ton mile during a reporting period.

Working Capital Position -- calculated as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS           DELTA AIR LINES, INC.

RESULTS OF OPERATIONS
2000 COMPARED TO 1999

NET INCOME AND EARNINGS PER SHARE (EPS)

         Our net income excluding the unusual items described below was $897 million ($6.81 diluted EPS) in 2000, compared to $1.0 billion ($6.79 diluted
EPS) in 1999. Net income including unusual items totaled $828 million in 2000 ($6.28 diluted EPS), compared to $1.2 billion in 1999 ($8.15 diluted EPS).

         This Annual Report includes audited Consolidated Balance Sheets as of December 31, 2000 and 1999 and audited Consolidated Statements of Income, Cash Flows and Shareowners' Equity for the years ended December 31, 2000, 1999 and 1998.

UNUSUAL ITEMS

         Our results of operations for 2000 and 1999 include the following unusual items which are collectively referred to in this Annual Report as "unusual items."

2000

Gains:

- Gains from the sale of investments totaling $301 million ($184 million after tax, or $1.40 diluted EPS). This includes a pretax cash gain of $73 million from the sale of 1.2 million shares of the common stock of priceline.com Incorporated (priceline) and a pretax non-cash gain of $228 million from the exchange of six million shares of priceline common stock for priceline preferred stock. (See Note 2 of the Notes to the Consolidated Financial Statements.)

- A one-time, non-cash gain of $16 million ($10 million after tax, or $0.07 diluted EPS), related to our equity investment in WORLDSPAN, L.P. (Worldspan). The gain represents Delta's share of Worldspan's favorable outcome from certain arbitration proceedings.

Charges:

- A $100 million charge from the cumulative effect of a change in accounting principle, net of tax ($0.77 diluted EPS), resulting from our adoption of Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires us to record all derivative instruments on the balance sheet at fair value, and to recognize in the income statement certain non-cash changes in these fair values. For additional information regarding our implementation of SFAS 133, see Note 3 of the Notes to the Consolidated Financial Statements.

- Non-cash charges for fair value adjustments under SFAS 133 totaling $159 million ($97 million after tax, or $0.74 diluted EPS). These charges relate to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in other companies, primarily priceline.

- Asset writedowns and other special charges totaling $108 million ($66 million after tax, or $0.50 diluted EPS). This includes pretax charges of $86 million for an early retirement medical option program and $22 million related to our decision to close our Pacific gateway in Portland, Oregon.

-        A charge totaling $7 million ($4 million after tax, or $0.03 diluted
         EPS) for the early extinguishment of certain debt obligations.

1999

Gains:

- Gains from the sale of investments totaling $927 million ($565 million after tax, or $3.83 diluted EPS). This includes the following pretax cash gains: (1) $711 million from the sale of 11.1 million shares of priceline common stock; (2) $137 million from the sale of our equity interest in Singapore Airlines Limited; (3) $29 million from the sale of our equity interest in SAirGroup, the holding company of Swissair; and (4) $50 million from the sale of a portion of our interest in Equant N.V.(Equant), an international data network services company. (See Note 2 of the Notes to the Consolidated Financial Statements.)

Charges:

- Asset writedowns and other special charges totaling $469 million ($286 million after tax, or $1.94 diluted EPS). This includes pretax charges of $320 million for an asset writedown resulting from our decision to retire certain aircraft earlier than previously planned and $149 million for asset impairment losses and costs incurred to streamline certain operations. (See Note 8 of the Notes to the Consolidated Financial Statements.)

- A $54 million charge from the cumulative effect of a change in accounting principle, net of tax ($0.37 diluted EPS), resulting from our January 1, 1999 adoption of SEC Staff Accounting Bulletin (SAB)101, "Revenue Recognition in Financial Statements." SAB 101 required us to change our method of accounting for the sale of frequent flyer mileage credits to participating partners. (See Note 5 of the Notes to the Consolidated Financial Statements.)

-        A charge totaling $40 million ($24 million after tax, or $0.16 diluted
         EPS) for the early extinguishment of certain long-term debt obligations.

ACQUISITION OF COMAIR HOLDINGS, INC. AND
ASA HOLDINGS, INC.

         Delta strengthened its competitive position by acquiring Comair Holdings, Inc. (Comair Holdings) and ASA Holdings, Inc. (ASA Holdings) in 1999. Comair Holdings and ASA Holdings are the parent companies of regional jet carriers Comair, Inc. (Comair) and Atlantic Southeast Airlines, Inc. (ASA), respectively. Our consolidated results of operations for 2000 include the results of operations of Comair Holdings and ASA Holdings for the entire year. Our 1999 consolidated results of operations include the results of operations of Comair Holdings from November 22, 1999 and ASA Holdings from April 1, 1999. (See
Note 18 of the Notes to the Consolidated Financial Statements.)

(Bar Chart)

                            1998          1999          2000
                          -------       -------       -------
                               (In Millions of Dollars)
Operating Revenues        $14,312       $14,883       $16,741

OPERATING REVENUES

Operating revenues were $16.7 billion in 2000, increasing 12% from $14.9 billion in 1999. Passenger revenues grew 12% to $15.7 billion, reflecting a 6% increase in RPMs on capacity growth of 5%, and a 5% increase in passenger mile yield to
13.86 cents. Excluding Comair and ASA, RPMs grew 3% on capacity growth of 2%.

North American Passenger Revenues-North American passenger revenues grew 11% to $13.2 billion. RPMs increased 6% on capacity growth of 6%, while passenger mile yield increased 4%. The increase in RPMs is due to the inclusion of Comair and ASA, continued favorable economic conditions and the expansion of our fleet. The growth in traffic was partially offset by flight cancellations due to severe winter weather conditions and reduced flying by some Delta pilots. The increase in passenger mile yield was largely a result of the full-year impact of Comair and ASA and improved revenue management systems, partially offset by increased low-fare competition and capacity increases by competitors.

International Passenger Revenues-International passenger revenues increased 20% to $2.5 billion during 2000. RPMs rose 7% on capacity growth of 5%, and passenger mile yield increased 12%. RPM growth is primarily a result of our continuing expansion into Latin America, which resulted in 24% traffic growth in that region during the year. Increased passenger mile yield reflects strong demand and improved revenue management systems.

Cargo and Other Revenues-Cargo revenues increased 4% to $583 million, reflecting a 6% rise in cargo ton miles partially offset by a 2% decline in ton mile yield. The increase in cargo ton miles was primarily caused by overall capacity increases and higher mail volume from the growth in e-commerce activity. The decrease in ton mile yield was due to pricing pressure from industry-wide capacity growth in international markets. Other revenues increased 34% to $501 million, mainly a result of higher revenues from joint marketing programs, codeshare activity and administrative service charges.

(Bar Chart)

                             1998               1999               2000
                          ----------         ----------         ----------
CASM*                     8.80 cents         8.90 cents         9.68 cents

(*) Excludes asset writedowns and other special charges.

OPERATING EXPENSES

         Excluding asset writedowns and other special charges, operating expenses for 2000 totaled $15.0 billion, increasing 15% from $13.1 billion in 1999. CASM rose 9% to 9.68 cents, while non-fuel CASM increased 6% to 8.41 cents. Including asset writedowns and other special charges, operating expenses increased 11% to $15.1 billion, CASM increased 6% to 9.75 cents, and non-fuel CASM grew 3% to 8.48 cents. Operating capacity grew 5% to 155 billion ASMs.

         Salaries and related costs increased 15% during 2000. The average number of full-time equivalent employees increased 13%, primarily due to the inclusion of Comair and ASA. Excluding Comair and ASA, headcount increased 2%. The increase in salaries and related costs also reflects salary increases of 3% for pilots on January 1, 2000, and 3% for most domestic non-union employees on April 1, 2000.

         Aircraft fuel expense increased 39% in 2000. The average fuel price per gallon rose 32% to 67.38 cents. Total gallons consumed increased 5% due to increased operations on a 5% increase in capacity. Delta's fuel cost is shown net of fuel hedge gains of $684 million in 2000 and $79 million in 1999. Approximately 67% and 75% of our aircraft fuel requirements were hedged during 2000 and 1999, respectively.

         Depreciation and amortization expense rose 12% in 2000 due to the acquisition of additional aircraft and ground equipment, as well as the full-year impact of Comair and ASA. Other selling expenses increased 10%, primarily caused by higher credit card charges and booking fee payments from higher passenger volume.

         Passenger commissions expense declined 16%, due to changes to the travel agent commission rate structure and our customers' increased use of lower-

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS           DELTA AIR LINES, INC.

cost distribution channels such as the Internet. Internet sales accounted for approximately 9% of total revenue flown in 2000 compared to 4% in 1999. Contracted services expense increased 17% in 2000, a result of the inclusion of an entire year of Comair and ASA, as well as higher costs related to customer service and technology initiatives.

         Landing fees and other rents increased 7%, aircraft rent expense increased 19%, and aircraft maintenance materials and outside repair expense grew 22%, mainly a result of the inclusion of Comair and ASA. Passenger service expense decreased 6%, reflecting process improvements which streamlined our catering operations. Other costs increased 13% due to higher professional fees, supply costs and interrupted operations expenses, as well as the inclusion of Comair and ASA.

OPERATING INCOME AND OPERATING MARGIN

         Excluding asset writedowns and other special charges, operating income was $1.7 billion in 2000, compared to $1.8 billion in 1999. Operating margin decreased to 10.4% during 2000 from 12.0% in 1999.

         Operating income including asset writedowns and other special charges totaled $1.6 billion in 2000 and $1.3 billion in 1999. Operating margin was 9.8% in 2000, compared to 8.9% in 1999.

OTHER INCOME (EXPENSE)

         Other expense totaled $88 million during 2000, compared to other income of $775 million in 1999. This change is primarily attributable to the following:

- gains from the sale of investments in 1999 exceeded gains in 2000 by $626 million (see Note 2 of the Notes to the Consolidated Financial Statements);

- the fair values of SFAS 133 derivatives were reduced by $159 million in 2000 (see Note 3 of the Notes to the Consolidated Financial Statements); and

- net interest expense increased $145 million in 2000, due to higher levels of outstanding debt and higher interest rates.

1999 COMPARED TO 1998

NET INCOME AND EARNINGS PER SHARE

         Net income excluding unusual items totaled $1.0 billion in 1999 ($6.79 diluted EPS). Net income including unusual items was $1.2 billion during 1999 ($8.15 diluted EPS), compared to $1.1 billion in 1998 ($6.87 diluted EPS). There were no unusual items in 1998.

         Our 1999 results include the results of operations of Comair Holdings from November 22, 1999 and of ASA Holdings from April 1, 1999. (See Note 18 of the Notes to the Consolidated Financial Statements.)

OPERATING REVENUES

         Operating revenues were $14.9 billion for 1999, increasing 4% from $14.3 billion in 1998. Passenger revenue growth of 4% reflects a 3% increase in RPMs on 3% capacity growth and a 1% increase in passenger mile yield.

North American Passenger Revenues-North American passenger revenues grew 6% to $11.7 billion, driven by a 3% increase in RPMs on capacity growth of 4% and a 3% rise in passenger mile yield. The increase in RPMs was a result of favorable economic conditions and increased traffic, the inclusion of ASA and the expansion of our fleet. Passenger mile yield grew due to fare increases during the June 1999 quarter and improved asset utilization, partially offset by increased low-fare competition and matching sale fares implemented by a competitor after its pilot strike.

International Passenger Revenues-International passenger revenues decreased 5% to $2.3 billion during 1999. A 2% increase in RPMs on capacity growth of 1% was offset by a 6% decline in passenger mile yield. The increase in RPMs primarily reflects the addition of new Atlantic routes and continued expansion into Latin American markets. The decline in passenger mile yield is primarily a result of increased competitive pressures due to industry-wide capacity growth in the Atlantic and Latin American markets. Demand in the Pacific also decreased during 1999, driven by the Asian economic slowdown.

Cargo and Other Revenues-Cargo revenues declined 1% to $561 million during 1999, reflecting a 2% increase in cargo ton miles offset by a 3% decrease in ton mile yield. Other revenues increased 18%, mainly a result of higher revenues from codeshare programs.

OPERATING EXPENSES

         Excluding asset writedowns and other special charges, operating expenses rose 5% in 1999. CASM increased 1% to 8.90 cents, and non-fuel CASM increased 1% to 7.94 cents.

         Including asset writedowns and other special charges, operating expenses increased 8% to $13.6 billion. CASM increased 5% to 9.22 cents while non-fuel CASM grew 5% to 8.26 cents. Operating capacity rose 3% to 147 billion ASMs.

         Salaries and related costs increased 6% due to 7% growth in the average number of full-time equivalent employees and a 2% general salary increase. Aircraft fuel expense increased 3%, due to a slight increase in the average fuel price per gallon and a 3% increase in gallons consumed. Our fuel cost in 1999 is net of $79 million in gains resulting from fuel hedge contracts.

         Depreciation and amortization expense rose 17% due to the acquisition of additional aircraft and ground equipment, as well as the inclusion of ASA in 1999. Other selling expenses decreased 1%. Passenger commissions fell 17%, a result of lower effective commission rates and increased utilization of lower-cost distribution channels.

         Contracted services expense increased 13% due to expanded operations into new and existing markets, contract rate increases and the inclusion of ASA. Landing fees and other rents rose 8% and aircraft rent increased 9%, primarily due to expanded operations and the inclusion of leased aircraft at ASA. Aircraft maintenance and outside repairs increased 13%, due to outside repairs expense at ASA. Passenger service expense increased 1% as a result of higher supply costs. Other operating expenses decreased 3%, caused by lower professional fees and navigation charges.

OPERATING INCOME AND OPERATING MARGIN

         Excluding asset writedowns and other special charges, operating income totaled $1.8 billion in 1999, and operating margin was 12.0%.

         Including asset writedowns and other special charges, operating income totaled $1.3 billion in 1999, compared to $1.8 billion in 1998. Operating margin was 8.9% in 1999, compared to 12.6% in 1998.

OTHER INCOME (EXPENSE)

         Other income increased $802 million to $775 million during 1999. The increase was due to gains from the sale of investments of $927 million, which were partially offset by increased interest expense due to higher levels of outstanding debt and a $40 million loss from the early extinguishment of debt obligations.

(BAR CHART)

                           1998               1999            2000
                          ------             ------          ------
                                    (In Millions of Dollars)
Capital Expenditures      $2,723             $3,055          $4,060

FINANCIAL CONDITION AND LIQUIDITY 2000

Cash and cash equivalents and short-term investments totaled $1.6 billion at December 31, 2000, compared to $2.3 billion at December 31, 1999. We reinvested $4 billion into our business during 2000, buying new aircraft, customer service improvements and technology upgrades. Our principal sources and uses of cash during 2000 are summarized below.

SOURCES

-        Generated $2.9 billion of cash from operations.

-        Issued $1.5 billion of secured equipment notes.

- Borrowed $301 million from the Development Authority of Clayton County to prepay bonds that had been issued to finance certain Delta facilities at Hartsfield Atlanta International Airport.

- Generated $336 million from the sale/leaseback of regional jets and $48 million from the sale of other flight equipment.

-        Received $73 million from the sale of priceline common stock.

- Issued 729,426 shares of common stock for $33 million. These shares were primarily issued under our broad-based employee stock option plans.

USES

- Invested $3.4 billion in flight equipment and $634 million in technology and ground property and equipment.

-        Paid $972 million on debt and capital lease obligations.

-        Repurchased 10.6 million shares of common stock for $502 million.

-        Paid $232 million to complete the acquisition of Comair Holdings.

-        Paid $40 million in cash dividends on preferred and common stock.

         As of December 31, 2000, we had a negative working capital position of $2.0 billion. A negative working capital position is normal for us, primarily due to our air traffic liability, and does not indicate a lack of liquidity. We expect to meet our obligations as they become due through available cash, short-term investments and internally generated funds, supplemented as necessary by debt financings and proceeds from aircraft sale and leaseback transactions. At December 31, 2000, we had $1.25 billion of credit available under our 1997 Bank Credit Agreement. (See Note 7 of the Notes to the Consolidated Financial Statements.)

         Long-term debt and capital lease obligations, including current maturities, totaled $6.0 billion at December 31, 2000, compared to $5.0 billion at December 31, 1999. The increase is primarily due to our issuance in November 2000 of $1.5 billion principal amount of secured equipment notes for general corporate purposes, a portion of which was used to prepay $500 million that we had borrowed under a credit facility to acquire ASA Holdings. Shareowners' equity was $5.3 billion at December 31, 2000 and $4.9 billion at December 31, 1999.

         Our net debt-to-capital position was 71% at December 31, 2000, compared to 68% at December 31, 1999. For additional information

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS           DELTA AIR LINES, INC.

regarding Delta's credit agreements and long-term debt, see Note 7 of the Notes to the Consolidated Financial Statements.

PRIOR YEARS
1999

         During 1999, our principal sources of funds were $2.6 billion of cash from operations, $5.0 billion from the issuance of long-term and short-term debt, and $1.4 billion from the sale of investments and flight equipment. In addition, we received $104 million from the issuance of common stock. We invested $2.5 billion in flight equipment and $558 million in ground property and equipment. We also invested $1.6 billion to acquire Comair Holdings and $700 million to acquire ASA Holdings and made payments of $2.2 billion on debt and capital lease obligations. In addition, we repurchased $625 million of common stock and paid $43 million in cash dividends on preferred and common stock.

1998

         During 1998, our principal sources of funds were $2.7 billion of cash from operations, $402 million from the issuance of long-term and short-term debt, and $168 million from the issuance of common stock. We invested $2.1 billion in flight equipment and $633 million in ground property and equipment and made payments of $400 million on debt and capital lease obligations. We also repurchased $694 million of common stock and paid $43 million in cash dividends on preferred and common stock.

FINANCIAL POSITION
DECEMBER 31, 2000
COMPARED TO DECEMBER 31, 1999

         This section discusses certain changes in our Consolidated Balance Sheets which are not otherwise discussed in Management's Discussion and Analysis.

         The current portion of fuel hedge contracts at fair market value totaled $319 million at December 31, 2000. As a result of the adoption of SFAS 133, fuel hedge derivative contracts are recorded at their market value and presented separately on our balance sheet. (See Note 3 of the Notes to the Consolidated Financial Statements.) Prepaid expenses and other current assets decreased 29%, or $220 million, during 2000, a result of adopting SFAS 133. In accordance with the transition provisions of SFAS 133, premiums paid on fuel hedge derivative contracts were written off during the period. (See Note 3 of the Notes to the Consolidated Financial Statements.)

         Investments in debt and equity securities decreased 36%, or $189 million, due to fair value adjustments of these investments and the sale of a portion of our priceline common stock.

         Investments in associated companies increased 98%, or $110 million, primarily due to higher equity earnings from Worldspan and an additional investment in a special purpose subsidiary (see Note 17 of the Notes to the Consolidated Financial Statements). Other noncurrent assets increased 60%, or $401 million. The increase is a result of the prepayment of certain lease obligations and fair value adjustments to long-term fuel hedge contracts.

         Accounts payable and miscellaneous accrued liabilities increased 14%, or $274 million. The increase in accounts payable is mainly due to more favorable payment terms in 2000. Increased fuel consumption and rising fuel prices also resulted in higher payable balances.

         Our net deferred tax liability increased $427 million. This is a result of a deferred tax provision of $396 million in 2000 (see Note 6 of the Notes to the Consolidated Financial Statements) and $31 million which is primarily attributable to the deferred tax impact of unrealized gains on marketable equity securities and derivative instruments and the adoption of SFAS 133.

COMMITMENTS

         Estimated future expenditures for aircraft and engines on firm order as of January 26, 2000 totaled $9.6 billion. In addition, we have planned capital expenditures of $622 million for the twelve months ending December 31, 2001, for airport and facility improvements and the purchase of ground equipment and other assets. (See Notes 9 and 10 of the Notes to the Consolidated Financial Statements for additional information regarding our lease obligations and purchase commitments.)

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

         Delta has market risk exposure related to aircraft fuel prices, stock prices, interest rates and foreign currency exchange rates. The market risk is the potential negative impact of adverse changes in these prices or rates on our consolidated financial statements. To manage the volatility relating to these exposures, we periodically enter into derivative transactions pursuant to stated policies. (See Notes 3 and 4 of the Notes to the Consolidated

Financial Statements.) Management expects adjustments to the fair value of derivative instruments accounted for under SFAS 133 to result in ongoing volatility in earnings and shareowners' equity.

         The following sensitivity analyses do not consider the effects that an adverse change would have on demand for air travel, the economy as a whole, or additional actions by management to mitigate our exposure to a particular risk. For these and other reasons, the actual results of changes in these prices or rates may differ materially from the following hypothetical results.

AIRCRAFT FUEL PRICE RISK

         Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically enter into heating oil derivative contracts, such as forwards and options, to hedge a portion of our projected annual fuel requirements. Heating oil prices have a high correlation to aircraft fuel prices, making heating oil derivatives effective in offsetting changes in aircraft fuel prices. The following table shows our hedged position for the years ending December 31, 2001 and 2002 based on instruments held at December 31, 2000 and our projected annual aircraft fuel requirements:

                          Average
           Percent        Hedged
           Hedged         Price
           -------       --------
2001         46%          54.86 (cents)
2002         25%          54.41 (cents)

The fair values of our heating oil derivative instruments were $449 million at December 31, 2000 and $495 million at December 31, 1999. A 10% decrease in the average annual price of heating oil will decrease these fair values by $125 million at December 31, 2000.

         During 2000, aircraft fuel accounted for 13% of our operating expenses. Based on our projected aircraft fuel consumption of 2.9 billion gallons for the twelve months ending December 31, 2001, a 10% rise in our projected jet fuel prices will increase our aircraft fuel expense by approximately $110 million for that period. This analysis includes the effects of fuel hedging instruments in place at December 31, 2000. Based on our 2000 aircraft fuel consumption of 2.9 billion gallons, a 10% rise in our jet fuel prices would have increased our aircraft fuel expense by approximately $64 million in 2000. This analysis includes the effects of fuel hedging instruments in place during 2000.

         For additional information regarding our aircraft fuel price risk management program, see Note 3 of the Notes to the Consolidated Financial Statements.

EQUITY SECURITIES RISK

         We have equity interests in SkyWest, priceline, Equant and other e-commerce companies. The estimated fair value and aggregate unrealized gain from these investments was $205 million and $92 million, respectively, at December 31, 2000. At December 31, 1999, the estimated fair value of our equity interests totaled $595 million, with an aggregate unrealized gain of $267 million. The balance sheet risk associated with these investments is the potential loss in fair value resulting from a decrease in the price of their common stock. Based on the market value of our equity investments at December 31, 2000, a 10% decline in the price of their common stock will decrease fair value of these instruments by approximately $21 million.

         Delta also has earnings risk associated with equity warrants and other similar rights in e-commerce companies, primarily priceline. The fair value of these warrants and rights, which totaled $11 million at December 31, 2000, is directly related to changes in the price of the underlying common stock. This exposure to market risk can create volatility in the fair value of the financial instruments held, which results in increased volatility in non-operating earnings under SFAS 133. Based on the market value of these investments at December 31, 2000, a 10% decline in the price of the underlying common stock will not have a material impact on the fair value of these investments or on our non-operating earnings. For additional information regarding our equity investments, see Note 2 of the Notes to the Consolidated Financial Statements.

INTEREST RATE RISK

         Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash investment portfolio.

         Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. A 10% decrease in average annual interest rates would have increased the estimated fair value of our long-term debt by $338 million and $279 million at December 31, 2000 and December 31, 1999, respectively. A 10%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS       DELTA AIR LINES, INC.

increase in average annual interest rates would not have had a material impact on our interest expense in 2000, due to the nature of our long-term debt. At December 31, 2000, 95% of our long-term debt obligations had fixed interest rates.

         Market risk associated with our cash portfolio is the potential change in earnings resulting from a change in interest rates. Based on our average balance of cash and cash equivalents and short-term investments during 2000, a 10% decrease in average annual interest rates will not have a material impact on our interest income.

         We may use non-leveraged, over-the-counter financial instruments to manage our interest rate risk, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. Delta had none of these instruments outstanding at December 31, 2000 and 1999.

FOREIGN CURRENCY EXCHANGE RATE RISK

         Delta has revenues and expenses denominated in foreign currencies and, as a result, is exposed to foreign currency exchange rate risk. The majority of our exposure results from transactions denominated in the Euro, British Pound and Japanese Yen. To manage exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We may use foreign currency option and forward contracts with maturities of up to 12 months to manage the remaining net exposure. We had none of these instruments outstanding at December 31, 2000. Based on our average annual net foreign currency positions during 2000, a 10% adverse change in average annual foreign currency exchange rates would not be material to our Consolidated Financial Statements.

OTHER MATTERS
COLLECTIVE BARGAINING MATTERS

         Our relations with labor unions in the United States are governed by the Railway Labor Act. Under that statute, a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Either party may request the National Mediation Board (NMB) to appoint a federal mediator to participate in the negotiations. If no agreement is reached in mediation, the NMB may determine, at any time, that an impasse exists and offer binding arbitration. If either party rejects binding arbitration, a 30-day "cooling off" period begins. At the end of this 30-day period, the parties may engage in "self help," unless the President of the United States appoints a Presidential Emergency Board (PEB) to investigate and report on the dispute. The appointment of a PEB maintains the "status quo" for an additional 60 days. If the parties do not reach agreement during this period, the parties may then engage in "self help." "Self-help" includes, among other things, a strike by the union or the imposition of proposed changes to the collective bargaining agreement by the airline.

DELTA PILOTS

         In September 1999, we began negotiations with the Air Line Pilots Association, International (ALPA), the union representing our approximately 9,800 pilots, on a new collective bargaining agreement to replace the existing pilot contract that became amendable in May 2000. In December 2000, the NMB appointed mediators to participate in the negotiations. We and ALPA have agreed to request the NMB to offer binding arbitration to the parties on March 1, 2001 if a tentative agreement has not been reached. The NMB is not required to grant this request. As discussed above, if the NMB offers binding arbitration and either party rejects this offer, a 30-day "cooling off" period begins.

         On February 12, 2001, ALPA announced that Delta pilots had voted to authorize a strike. If a strike occurs, we plan to cease mainline operations during the strike. A strike or other job action by our pilots could have a material adverse impact on our financial condition and operations. The outcome of our negotiations with ALPA cannot presently be determined.

         On December 5, 2000, we filed a lawsuit against ALPA in the U.S. District Court in Atlanta to stop a concerted campaign by some pilots to pressure us in our collective bargaining negotiations with ALPA by refusing to request overtime (or additional) flying assignments, and by harassing pilots who submit such requests. The District Court denied our request for a preliminary injunction because the District Court believed there was insufficient evidence to link ALPA to the illegal job action by some Delta pilots. We appealed to the U.S. Court of Appeals for the Eleventh Circuit which, on January 18, 2001, ordered the District Court to issue an injunction against ALPA. The Court of Appeals held that unions have an obligation under the Railway Labor Act to prevent unlawful job actions by their members. ALPA filed a petition for a rehearing which the Court of Appeals denied on February 9, 2001. On February 14, 2001, the District Court issued an injunction against ALPA.

         In December 2000, we canceled approximately 8,700 flights, primarily due to the combination of severe winter weather and the pilot job action, which significantly reduced pilot availability for additional flying. As a result of these flight cancellations, our operating revenues for the December 2000 quarter were approximately $80 million lower than we had anticipated. To minimize the impact of the pilot job action on customers, we have reduced our domestic schedule for the March 2001 quarter by 2.7% from the level we had planned.

OTHER LABOR NEGOTIATIONS

         We are also in collective bargaining negotiations with the Transport Workers Union of America (TWU), which represents our approximately 110 pilot ground training instructors. Comair is in negotiations with ALPA and the International Brotherhood of Teamsters (IBT), which represent Comair's approximately 1,300 pilots and 700 flight attendants, respectively. ASA is in negotiations with the Professional Airline Flight Control Association (PAFCA), which represents ASA's approximately 30 flight dispatchers. The NMB appointed a mediator to participate in the Delta/TWU negotiations in January 2001; the Comair/ALPA negotiations in July 1999; and the Comair/IBT negotiations in April 2000. A mediator has not yet been appointed to participate in the ASA/PAFCA negotiations.

         The outcome of these collective bargaining negotiations cannot presently be determined. A strike or other job action could have a material adverse impact on our financial condition and operations.

COMPETITIVE ENVIRONMENT AND SEASONALITY

         The airline industry is highly competitive and is characterized by substantial price competition. If price reductions are not offset by increases in traffic or changes in the mix of traffic that improve our passenger mile yield, our operating results will be adversely affected.

         United Airlines has entered into an agreement to acquire US Airways. In addition, American Airlines has agreed to acquire substantially all the assets of Trans World Airlines and certain US Airways assets. These transactions are subject to regulatory approvals and other conditions. If these transactions occur, the competitive environment in the airline industry could significantly change because United and American would become much larger than other U.S airlines, including Delta. We are continuing to review our strategic alternatives. We cannot presently predict the impact that these pending transactions could have on us.

         Due to seasonal variations in the demand for air travel, operating results for an interim period are not necessarily indicative of operating results for an entire year. In general, demand for air travel is higher in the June and September quarters, particularly in international markets, because there is more vacation travel during these periods than during the remainder of the year. Demand is also affected by factors such as economic conditions, fare levels and weather conditions.

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

FORWARD-LOOKING INFORMATION

         Statements in this Annual Report which are not purely historical facts, including statements about our expectations, beliefs, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations.

         Factors that could cause these differences include, but are not limited to, general economic conditions; competitive factors in our industry, including mergers and acquisitions; outcomes of negotiations on collective bargaining agreements; changes in aircraft fuel prices; disruptions to operations due to adverse weather conditions, air traffic control-related constraints and labor issues; fluctuations in foreign currency exchange rates; governmental actions; the willingness of customers to travel generally and with us specifically; and the outcome of our litigation.

         Caution should be taken not to place undue reliance on our forward-looking statements, which are current only as of the date of this Annual Report. More detailed information about these risks and uncertainties can be read in Delta's past and future Forms 10-K and 10-Q and certain Forms 8-K filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999                                DELTA AIR LINES, INC.

     ASSETS                                                                     2000              1999
     ---------------------------------------------------------------------------------          ---------
     (In Millions)
     CURRENT ASSETS:
       Cash and cash equivalents                                             $   1,364          $   1,623
       Short-term investments                                                      243                693
       Accounts receivable, net of allowance for
          uncollectible accounts of $31 at December 31, 2000
          and $39 at December 31, 1999                                             406                492
       Deferred income taxes                                                       345                455
       Fuel hedge contracts, at market value                                       319                 --
       Prepaid expenses and other                                                  528                748
     ---------------------------------------------------------------------------------          ---------
          Total current assets                                                   3,205              4,011
     ---------------------------------------------------------------------------------          ---------

     PROPERTY AND EQUIPMENT:
       Flight equipment                                                         17,081             14,444
          Less: Accumulated depreciation                                         4,849              4,580
     ---------------------------------------------------------------------------------          ---------
                                                                                12,232              9,864
     ---------------------------------------------------------------------------------          ---------

       Flight equipment under capital leases                                       484                506
          Less: Accumulated amortization                                           324                279
     ---------------------------------------------------------------------------------          ---------
                                                                                   160                227
     ---------------------------------------------------------------------------------          ---------

       Ground property and equipment                                             4,371              4,008
          Less: Accumulated depreciation                                         2,313              2,186
     ---------------------------------------------------------------------------------          ---------
                                                                                 2,058              1,822
     ---------------------------------------------------------------------------------          ---------

       Advance payments for equipment                                              390                537
     ---------------------------------------------------------------------------------          ---------
          Total property and equipment, net                                     14,840             12,450
     ---------------------------------------------------------------------------------          ---------

     OTHER ASSETS:
       Investments in debt and equity securities                                   339                528
       Investments in associated companies                                         222                112
       Cost in excess of net assets acquired, net of
          accumulated amortization of $196 at
          December 31, 2000 and $137 at December 31, 1999                        2,149              2,060
       Operating rights and other intangibles, net of accumulated amortization of $236 at December 31, 2000 and
          $225 at December 31, 1999                                                102                108
       Other noncurrent assets                                                   1,074                673
     ---------------------------------------------------------------------------------          ---------
          Total other assets                                                     3,886              3,481
     ---------------------------------------------------------------------------------          ---------
     TOTAL ASSETS                                                            $  21,931          $  19,942
     =================================================================================          =========

     LIABILITIES AND SHAREOWNERS' EQUITY                                       2000               1999
     ---------------------------------------------------------------------------------          ---------
     (In Millions, Except Share Data)
     CURRENT LIABILITIES:
       Current maturities of long-term debt                                  $      62          $     670
       Current obligations under capital leases                                     40                 42
       Accounts payable and miscellaneous accrued liabilities                    2,248              1,974
       Air traffic liability                                                     1,442              1,491
       Accrued salaries and related benefits                                     1,170              1,070
       Accrued rent                                                                283                267
     ---------------------------------------------------------------------------------          ---------
            Total current liabilities                                            5,245              5,514
     ---------------------------------------------------------------------------------          ---------

     NONCURRENT LIABILITIES:
       Long-term debt                                                            5,797              4,144
       Capital leases                                                               99                159
       Postretirement benefits                                                   2,026              1,916
       Accrued rent                                                                721                720
       Deferred income taxes                                                     1,220                903
       Other                                                                       388                468
     ---------------------------------------------------------------------------------          ---------
            Total noncurrent liabilities                                        10,251              8,310
     ---------------------------------------------------------------------------------          ---------

     DEFERRED CREDITS:
       Deferred gains on sale and leaseback transactions                           568                617
       Manufacturers' and other credits                                            290                374
     ---------------------------------------------------------------------------------          ---------
            Total deferred credits                                                 858                991
     ---------------------------------------------------------------------------------          ---------

     COMMITMENTS AND CONTINGENCIES (NOTES 2, 3, 4, 7, 9 AND 10)

     EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
       Series B ESOP Convertible Preferred Stock,
          $1.00 par value, $72.00 stated and liquidation value; issued and outstanding 6,405,563 shares at December 31, 2000
          and 6,498,921 shares at December 31, 1999                                460                468
       Unearned compensation under employee stock ownership plan                  (226)              (249)
     ---------------------------------------------------------------------------------          ---------
            Total Employee Stock Ownership Plan Preferred Stock                    234                219
     ---------------------------------------------------------------------------------          ---------

     SHAREOWNERS' EQUITY:
       Common stock, $1.50 par value;
          450,000,000 shares authorized; 180,764,057 shares
          issued at December 31, 2000 and 180,034,631 shares issued
          at December 31, 1999                                                     271                270
       Additional paid-in capital                                                3,264              3,222
       Retained earnings                                                         4,176              3,377
       Accumulated other comprehensive income                                      360                266
       Treasury stock at cost, 57,750,685 shares at December 31, 2000
          and 47,141,161 shares at December 31, 1999                            (2,728)            (2,227)
     ---------------------------------------------------------------------------------          ---------
            Total shareowners' equity                                            5,343              4,908
     ---------------------------------------------------------------------------------          ---------
     TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                               $  21,931          $  19,942
     ---------------------------------------------------------------------------------          ---------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2000, 1999 and 1998      DELTA AIR LINES, INC.

                                                                                  2000               1999               1998
     -------------------------------------------------------------------------------------         ----------         ----------
     (In Millions, Except Per Share Data)
     OPERATING REVENUES:
       Passenger                                                                $   15,657         $   13,949         $   13,428
       Cargo                                                                           583                561                569
       Other, net                                                                      501                373                315
     -------------------------------------------------------------------------------------         ----------         ----------
          Total operating revenues                                                  16,741             14,883             14,312
     -------------------------------------------------------------------------------------         ----------         ----------
     OPERATING EXPENSES:
       Salaries and related costs                                                    5,971              5,194              4,894
       Aircraft fuel                                                                 1,969              1,421              1,379
       Depreciation and amortization                                                 1,187              1,057                902
       Other selling expenses                                                          688                626                632
       Passenger commissions                                                           661                784                939
       Contracted services                                                             966                824                729
       Landing fees and other rents                                                    771                723                670
       Aircraft rent                                                                   741                622                569
       Aircraft maintenance materials and outside repairs                              723                594                526
       Passenger service                                                               470                498                491
       Asset writedowns and other special charges                                      108                469                 --
       Other                                                                           849                753                778
     -------------------------------------------------------------------------------------         ----------         ----------
          Total operating expenses                                                  15,104             13,565             12,509
     -------------------------------------------------------------------------------------         ----------         ----------
     OPERATING INCOME                                                                1,637              1,318              1,803
     -------------------------------------------------------------------------------------         ----------         ----------
     OTHER INCOME (EXPENSE):
       Interest income (expense), net                                                 (271)              (126)               (66)
       Gains from the sale of investments                                              301                927                 --
       Miscellaneous income (expense), net                                              41                (26)                39
       Fair value adjustments of SFAS 133 derivatives                                 (159)                --                 --
     -------------------------------------------------------------------------------------         ----------         ----------
          Total other income (expense)                                                 (88)               775                (27)
     -------------------------------------------------------------------------------------         ----------         ----------
     INCOME BEFORE INCOME TAXES AND
       CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                         1,549              2,093              1,776
     INCOME TAXES PROVIDED                                                            (621)              (831)              (698)
     -------------------------------------------------------------------------------------         ----------         ----------
     NET INCOME BEFORE CUMULATIVE EFFECT OF
       CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX                                    928              1,262              1,078
     CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
       NET OF TAX OF $64 MILLION IN 2000 AND $35 MILLION IN 1999                      (100)               (54)                --
     -------------------------------------------------------------------------------------         ----------         ----------
     NET INCOME                                                                        828              1,208              1,078
     PREFERRED STOCK DIVIDENDS                                                         (13)               (12)               (11)
     -------------------------------------------------------------------------------------         ----------         ----------
     NET INCOME AVAILABLE TO COMMON SHAREOWNERS                                 $      815         $    1,196         $    1,067
     -------------------------------------------------------------------------------------         ----------         ----------
     BASIC EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF
       CHANGES IN ACCOUNTING PRINCIPLES                                         $     7.39         $     9.05         $     7.22
     -------------------------------------------------------------------------------------         ----------         ----------
     BASIC EARNINGS PER SHARE                                                   $     6.58         $     8.66         $     7.22
     -------------------------------------------------------------------------------------         ----------         ----------
     DILUTED EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF
       CHANGES IN ACCOUNTING PRINCIPLES                                         $     7.05         $     8.52         $     6.87
     -------------------------------------------------------------------------------------         ----------         ----------
     DILUTED EARNINGS PER SHARE                                                 $     6.28         $     8.15         $     6.87
     -------------------------------------------------------------------------------------         ----------         ----------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 1999 and 1998      DELTA AIR LINES, INC.

                                                                                  2000               1999               1998
     ------------------------------------------------------------------------------------          ---------          ---------
     (In Millions)
     CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                               $     828          $   1,208          $   1,078
       Adjustments to reconcile net income to cash
          provided by operating activities:
            Cumulative effect of change in accounting principle                       100                 54                 --
            Asset writedowns and other special charges                                108                469                 --
            Depreciation and amortization                                           1,187              1,057                902
            Deferred income taxes                                                     396                321                309
            Fair value adjustments of SFAS 133 derivatives                            159                 --                 --
            Pension, postretirement and postemployment expense
               in excess of (less than) payments                                     (103)                33                101
            Dividends in excess of (less than) equity income                          (28)                48                (57)
            Gains on the sale of investments                                         (301)              (927)                --
            Income tax benefit from exercise of stock options                           5                 21                 72
       Changes in certain current assets and liabilities:
          Decrease (increase) in accounts receivable                                   86                310                (14)
          Decrease (increase) in prepaid expenses and
            other current assets                                                       92               (186)              (102)
          (Decrease) increase in air traffic liability                                (49)                73                185
          Increase in other payables and accrued expenses                             373                153                134
       Other, net                                                                      45                 13                118
     ------------------------------------------------------------------------------------          ---------          ---------
               Net cash provided by operating activities                            2,898              2,647              2,726
     ------------------------------------------------------------------------------------          ---------          ---------
     CASH FLOWS FROM INVESTING ACTIVITIES:
       Property and equipment additions:
          Flight equipment, including advance payments                             (3,426)            (2,497)            (2,090)
          Ground property and equipment                                              (634)              (558)              (633)
       Decrease (increase) in short-term investments, net                             456               (367)               365
       Proceeds from sale of flight equipment                                         384                215                 17
       Proceeds from sale of investments                                               73              1,167                 --
       Acquisitions of companies, net of cash acquired                               (232)            (1,922)                --
       Other, net                                                                     (17)                --                 --
     ------------------------------------------------------------------------------------          ---------          ---------
               Net cash used in investing activities                               (3,396)            (3,962)            (2,341)
     ------------------------------------------------------------------------------------          ---------          ---------
     CASH FLOWS FROM FINANCING ACTIVITIES:
       Payments on long-term debt and capital
          lease obligations                                                          (853)            (1,927)              (373)
       Payments on notes payable, net                                                (119)              (250)               (27)
       Prepayment of long-term lease obligations                                     (215)                --                 --
       Cash dividends                                                                 (40)               (43)               (43)
       Issuance of long-term obligations                                            1,867              4,496                125
       Issuance of short-term obligations                                              68                515                277
       Issuance of common stock                                                        33                104                168
       Repurchase of common stock                                                    (502)              (625)              (694)
     ------------------------------------------------------------------------------------          ---------          ---------
               Net cash provided by (used in) financing activities                    239              2,270               (567)
     ------------------------------------------------------------------------------------          ---------          ---------
     NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (259)               955               (182)
     Cash and cash equivalents at beginning of year                                 1,623                668                850
     ------------------------------------------------------------------------------------          ---------          ---------
     Cash and cash equivalents at end of year                                   $   1,364          $   1,623          $     668
     ------------------------------------------------------------------------------------          ---------          ---------
     SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
       Interest, net of amounts capitalized                                     $     410          $     185          $     139
       Income taxes                                                                   131                315                282
     ------------------------------------------------------------------------------------          ---------          ---------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
For the years ended December 31, 2000, 1999 and 1998       DELTA AIR LINES, INC.


                                                                                             Accumulated
                                                                   Additional                  Other
                                                         Common     Paid-In     Retained    Comprehensive   Treasury
(In Millions, Except Share Data)                         Stock      Capital     Earnings       Income        Stock        Total
                                                       ----------  ----------  ----------   -------------  ----------   ----------
BALANCE AT DECEMBER 31, 1997                           $      259  $    2,851  $    1,141   $          67  $     (911)  $    3,407
                                                       ----------  ----------  ----------   -------------  ----------   ----------
COMPREHENSIVE INCOME:
  Net income                                                   --          --       1,078              --          --        1,078
  Other comprehensive income                                   --          --          --              58          --           58
                                                                                                                             -----
TOTAL COMPREHENSIVE INCOME (SEE NOTE 16)                                                                                     1,136

  Dividends on common stock ($0.10 per share)                  --          --         (15)             --          --          (15)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                           --          --         (11)             --          --          (11)
  Issuance of 4,880,742 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($34.45 per share*)                  7         161          --              --          --          168
  Repurchase of 12,533,469 common shares
    ($55.36 per share*)                                        --          --          --              --        (694)        (694)
  Income tax benefit from exercise of stock options            --          72          --              --          --           72
  Transfer of 129,334 shares of common stock
    from treasury under stock incentive plan
    ($42.07 per share*)                                        --          --          --              --           5            5
  Other                                                        --           6           3              --          --            9
                                                       ----------  ----------  ----------   -------------  ----------   ----------
BALANCE AT DECEMBER 31, 1998                                  266       3,090       2,196             125      (1,600)       4,077
                                                       ----------  ----------  ----------   -------------  ----------   ----------
COMPREHENSIVE INCOME:

  Net income                                                   --          --       1,208              --          --        1,208
  Other comprehensive income                                   --          --          --             141          --          141
                                                                                                                             -----
TOTAL COMPREHENSIVE INCOME (SEE NOTE 16)                                                                                     1,349
  Dividends on common stock ($0.10 per share)                  --          --         (14)             --          --          (14)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                           --          --         (12)             --          --          (12)
  Issuance of 2,381,204 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($43.94 per share*)                  4         100          --              --          --          104
  Repurchase of 10,971,166 common shares
    ($56.96 per share*)                                        --          --          --              --        (625)        (625)
  Income tax benefit from exercise of stock options            --          21          --              --          --           21
  Transfer of 30,830 shares of common stock
    from treasury under stock incentive plan
    ($59.37 per share*)                                        --          --          --              --          (2)          (2)
  Other                                                        --          11          (1)             --          --           10
                                                       ----------  ----------  ----------   -------------  ----------   ----------
BALANCE AT DECEMBER 31, 1999                                  270       3,222       3,377             266      (2,227)       4,908
                                                       ----------  ----------  ----------   -------------  ----------   ----------
COMPREHENSIVE INCOME:
  Net income                                                   --          --         828              --          --          828
  Other comprehensive income                                   --          --          --              94          --           94
                                                                                                                             -----
TOTAL COMPREHENSIVE INCOME (SEE NOTE 16)                                                                                       922
  Dividends on common stock ($0.10 per share)                  --          --         (12)             --          --          (12)
  Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                           --          --         (13)             --          --          (13)
  Issuance of 729,426 shares of common stock
    under dividend reinvestment and stock purchase
    plan and stock options ($44.86 per share*)                  1          32          --              --          --           33
  Repurchase of 10,626,104 common shares
    ($47.26 per share*)                                        --          --          --              --        (502)        (502)
  Income tax benefit from exercise of stock options            --           5          --              --          --            5
  Transfers and forfeitures of 16,580 shares of
    common stock under stock incentive plan
    ($52.61 per share*)                                        --          --          --              --           1            1
  Other                                                        --           5          (4)             --          --            1
                                                       ----------  ----------  ----------   -------------  ----------   ----------
BALANCE AT DECEMBER 31, 2000                           $      271  $    3,264  $    4,176   $         360  $   (2,728)  $    5,343
                                                       ==========  ==========  ==========   =============  ==========   ==========

(*) Average price per share.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation -- Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers and freight throughout the United States and around the world. Our consolidated financial statements include the accounts of Delta Air Lines, Inc. and our majority-owned subsidiaries, Comair Holdings, Inc. (Comair Holdings) and ASA Holdings, Inc. (ASA Holdings), collectively referred to as Delta. Comair Holdings is the parent of Comair, Inc. (Comair) and ASA Holdings is the parent of Atlantic Southeast Airlines, Inc. (ASA). We have eliminated all intercompany transactions. The results of operations of companies purchased are included from the date of acquisition. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Change in Year End -- Effective December 31, 2000, we changed our year end from June 30 to December 31. Accordingly, this Annual Report includes audited Consolidated Balance Sheets as of December 31, 2000 and 1999, and audited Consolidated Statements of Income, Cash Flows and Shareowners' Equity for the years ended December 31, 2000, 1999 and 1998.

Use of Estimates -- We are required to make estimates and assumptions when preparing our financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents -- We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

Passenger and Cargo Revenues -- We record sales of passenger tickets and cargo services as air traffic liability on our Consolidated Balance Sheets. Passenger and cargo revenues are recognized, and the related air traffic liability is reduced, when we provide the transportation. We periodically evaluate the estimated air traffic liability. Any resulting adjustments, which can be significant, are included in the Consolidated Statements of Income in the period that the evaluations are completed.

Long-Lived Assets -- We record our property and equipment at cost and depreciate these assets on a straight-line basis to their estimated residual values over their respective estimated useful life. The estimated useful lives for major asset classifications are as follows:

                                                       Estimated
Asset Classification                                  Useful Life
------------------------------------------------------------------
Owned flight equipment                                15-25 years
Flight equipment under capital lease                  Lease term
Ground property and equipment                         3-30 years
Leasehold rights and landing slots                    Lease term
------------------------------------------------------------------

         Residual values for flight equipment range from 5%-40% of cost. Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. Our cost in excess of net assets acquired (goodwill) is amortized over 40 years and is primarily related to our acquisitions of Comair Holdings and ASA Holdings in 1999 and Western Air Lines, Inc. in 1986.

Interest Capitalized -- We capitalize interest paid on advance payments used to acquire new aircraft and to construct ground facilities as an additional cost of the related assets. Interest is capitalized at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

Measurement of Impairment -- In accordance with Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we record impairment losses on long-lived assets used in operations, goodwill and other intangible assets when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If an impairment occurs, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for loss if the carrying value is greater than the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.

Investments in Associated Companies -- We use the equity method to account for our 40% ownership interest in WORLDSPAN, L.P., a computer reservations system. Our equity earnings from this investment totaled $59 million in 2000, $30 million in 1999 and $15 million in 1998. We accounted for our investments in Comair Holdings and ASA Holdings under the equity method until November 22, 1999 and April 1, 1999, respectively.

Frequent Flyer Program -- Delta records an estimated liability for the incremental cost associated with providing free transportation under its SkyMiles(R) frequent flyer program when a free travel award is earned. The liability is included in accounts payable and miscellaneous accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in the SkyMiles(R) program.

         Delta also sells mileage credits in the SkyMiles(R) program to participating partners such as credit card companies, hotels and car rental agencies. For information regarding our accounting for these mileage credits, see Note 5.

Deferred Gains on Sale and Leaseback Transactions -- We amortize deferred gains on the sale and leaseback of property and equipment under operating leases over the lives of these leases. The gain amortization is reflected as a reduction in rent expense. Gains on the sale and leaseback of property and equipment under capital leases reduce the carrying value of the related assets.

Manufacturers' Credits -- We periodically receive credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered, then applied on a pro rata basis as a reduction to the cost of the related equipment.

Advertising Costs -- We expense advertising costs as other selling expenses in the year incurred. Advertising expense in 2000, 1999 and 1998 was $151 million, $143 million and $122 million, respectively.

Foreign Currency Remeasurement -- We generally remeasure assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Revenues and expenses denominated in foreign currencies are generally remeasured using average exchange rates for the periods presented. We recognize the resulting foreign exchange gains and losses as a component of miscellaneous income (expense). Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets.

Stock-Based Compensation -- Delta accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees." Under APB 25, we do not recognize compensation expense for a stock option grant if the exercise price is equal to or greater than the fair market value of our common stock on the grant date (see Note 15).

Fair Value of Financial Instruments -- The fair values of our cash equivalents and short-term investments approximate their cost. The estimated fair values of other financial instruments, including debt and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis.

New Accounting Standards -- During 2000, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (see Note 3). In September 2000, SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued. The adoption of SFAS 140 does not currently have an impact on our consolidated financial statements (see
Note 17). During 1999, we adopted Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," (see Note 5) and Statement of Position
(SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The adoption of SOP 98-1 did not have a material impact on our Consolidated Financial Statements.

2.  MARKETABLE AND OTHER EQUITY SECURITIES
MARKETABLE EQUITY SECURITIES

         Delta's equity investment in SkyWest, Inc. is classified as an available-for-sale equity security under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The fair value of this investment was $179 million at December 31, 2000 and $87 million at December 31, 1999. Our cost basis of this investment is $14 million.

         During 1999, we sold our equity interests in Singapore Airlines and SAirGroup, recognizing pretax gains of $137 million and $29 million, respectively.

    Accumulated other comprehensive income includes the aggregate unrealized gains from our outstanding investments, net of the related deferred tax provision.

PRICELINE.COM INC.

         During 1998, Delta entered into an agreement with priceline.com Incorporated (priceline) allowing ticket inventory provided by Delta to be sold through priceline's Internet-based e-commerce system. In consideration for this agreement, we received a warrant to purchase up to 18.6 million shares of priceline common stock for $0.93 per share. We did not recognize the value of the warrant in our consolidated financial statements in 1999 or 1998 because its estimated fair value was not material. The warrant became fully exercisable on July 25, 1999.

         We exercised the warrant in 1999. As a result, we acquired 18.3 million shares of priceline common stock. We sold 11.1 million of these shares for a pretax cash gain of $711 million in 1999, and 1.2 million of these shares for a pretax cash gain of $73 million in 2000.

         On November 17, 1999, Delta and priceline amended their original agreement. As a result of the amendment, Delta received (1) the right to exchange six million shares of priceline common stock for six million shares of priceline convertible preferred stock (exchange right); and (2) a new warrant to acquire up to 5.5 million shares of priceline common stock for $56.63 per share (new warrant).

         Based on an independent third party appraisal, the total fair value of the new warrant on the date received was determined to be $61 million. This amount is being recognized in income ratably over a three year period beginning November 17, 1999. Under our agreement with priceline, we are required to provide priceline access to unpublished fares.

         On June 30, 2000, we exercised our exchange right in full, receiving six million shares of priceline convertible preferred stock. These shares (1) have a liquidation preference of $59.93 per share plus accrued and unpaid dividends; (2) are convertible into shares of priceline common stock on a one-for-one basis; (3) bear a dividend of 8% per year, payable in shares of priceline common stock; (4) may be redeemed by priceline after April 1, 2003 for $59.93 per share plus accrued and unpaid dividends; and (5) are subject to mandatory redemption on April 1, 2010. As a result of the exchange, we recognized a pretax non-cash gain of $228 million in 2000. On October 1, 2000, Delta received 549,764 shares of priceline common stock as a dividend on the preferred stock.

         On November 2, 2000, Delta and priceline amended the new warrant (1) to reduce the number of shares underlying the new warrant from 5.5 million to 4.7 million; (2) to reduce Delta's per share purchase price for those shares from $56.63 to $4.72; and (3) to provide that Delta may not sell or otherwise transfer more than 50% of the new warrant or the underlying shares until November 2, 2001. The new warrant became exercisable in full on January 1, 2001, and expires on November 17, 2004. The amendment of the new warrant did not have a material impact on our Consolidated Financial Statements.

         At December 31, 2000, Delta owned six million shares of priceline convertible preferred stock, a warrant to purchase up to 4.7 million shares of priceline common stock for $4.72 per share and 589,831 shares of priceline common stock. The convertible preferred stock, the new warrant and the shares of priceline common stock underlying these securities are not registered under the Securities Act of 1933, but we have certain demand and piggyback registration rights relating to the underlying shares of priceline common stock.

         See Note 3 for additional information regarding the accounting for our priceline investment.

EQUANT, N.V.

         During 1999, we sold a portion of our equity interest in Equant, realizing a pretax cash gain of $50 million. At December 31, 2000, we owned 540,852 depository certificates that are convertible, subject to certain conditions, into common stock of Equant. Our equity interest is recorded at its nominal cost on our Consolidated Balance Sheets. The shares of Equant common stock underlying these certificates had an estimated fair market value of $14 million and $61 million at December 31, 2000 and 1999, respectively.

3. ADOPTION OF SFAS 133

         On July 1, 2000, we adopted SFAS 133, as amended. SFAS 133 requires us to record on the balance sheet all derivative instruments at fair value and to recognize certain non-cash changes in these fair values in the income statement. SFAS 133 impacts the accounting for our fuel hedging program and our holdings of equity warrants and other similar rights in other companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.

    The impact of adopting SFAS 133 on our Consolidated Statements of Income is summarized as follows (in millions):

                                      Income (Expense)
                       -----------------------------------------------
                            For the           Cumulative
                       Six Months Ended       Effect at
                       December 31, 2000     July 1, 2000      Total
                       -----------------     ------------     -------
Write-off of
  fuel hedge
  contract premiums        $    --               $ (143)      $  (143)
Ineffective
  portion of fuel
  hedge contracts                5                   16            21
Fair value
  adjustment of
  equity rights               (164)                 (37)         (201)
                           -------               ------       -------
Total pretax                  (159)                (164)         (323)
                           =======               ======       =======
Total after tax            $   (97)              $ (100)      $  (197)
                           =======               ======       =======

FUEL HEDGING

         Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically purchase forwards, options and other similar non-leveraged derivative instruments, which may have maturities of up to 36 months. Because there is not a readily available market for derivatives in aircraft fuel, we use heating oil contracts to manage our exposure to the movement of aircraft fuel prices. The changes in the market value of our heating oil contracts (also referred to as "fuel hedge contracts") have a high correlation to changes in aircraft fuel prices and therefore, qualify as cash flow hedges under SFAS 133. We do not enter into fuel hedge contracts for speculative purposes.

         Upon adoption of SFAS 133 on July 1, 2000, we recorded the fair market value of our fuel hedge contracts on our Consolidated Balance Sheets. On an ongoing basis, we adjust our balance sheet to reflect the current fair market value of our fuel hedge contracts. The related gains or losses on these contracts are deferred in shareowners' equity (as a component of other comprehensive income). These deferred gains and losses are recognized in income in the period in which the related aircraft fuel purchases being hedged are consumed and recognized in expense. However, to the extent that the change in the value of a fuel hedge contract does not perfectly offset the change in the value of the aircraft fuel purchase being hedged, the ineffective portion of the hedge is immediately recognized in income. In calculating the ineffective portion of our hedge performance under SFAS 133, we include all changes in the time value component related to any option premiums paid and recognize the amount in income during the life of the contract. The ineffective portion of the hedge returns, including those related to time value, are included in our Consolidated Statements of Income as fair value adjustments of SFAS 133 derivatives. At December 31, 2000, our fuel hedge contracts had an estimated short-term value of $319 million and an estimated long-term fair value of $130 million, with unrealized gains of $268 million, net of tax, recorded in accumulated other comprehensive income.

EQUITY WARRANTS AND OTHER SIMILAR RIGHTS

         We own equity warrants and other similar rights in certain companies, primarily priceline. At December 31, 2000, our equity warrant and other similar rights in priceline consisted of the following: (1) an option to convert our six million shares of priceline preferred stock into priceline common stock on a one-for-one basis; and (2) a warrant which gives us the right to purchase up to
4.7 million shares of priceline common stock at $4.72 per share. At December 31, 2000, the fair market value of our priceline warrant was $0.8 million.

    SFAS 133 requires us to account for the value of the option to convert priceline preferred stock into priceline common stock as a stand-alone equity right, and to record any change in fair value in current period earnings. At December 31, 2000, the value of our priceline preferred stock was $117 million, including its conversion feature which had an estimated fair value of $0.2 million. The value of the priceline preferred stock, excluding the conversion feature, is accounted for as an available-for-sale debt security and is recorded at its amortized cost in investments in equity securities on our Consolidated Balance Sheets in accordance with SFAS 115. The change in market values of the equity conversion feature of our priceline preferred stock, our priceline warrant and our warrants in other e-commerce companies is recorded in our Consolidated Statements of Income as fair value adjustments of SFAS 133 derivatives. For additional information regarding our investment in priceline, see Note 2.

4. RISK MANAGEMENT INTEREST RATE RISK

    Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash portfolio.

         Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. Market risk associated with our cash portfolio is the potential change in our earnings resulting from a change in interest rates.

    From time to time, we may enter into interest rate hedging transactions, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. We did not have any interest rate hedging contracts at December 31, 2000 and 1999.

FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

         Delta is subject to foreign currency exchange risk because we have revenues and expenses denominated in foreign currencies, primarily the Euro, the British Pound and the Japanese Yen. To manage exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable. From time to time, we may also enter into foreign currency options and forward contracts with maturities of up to 12 months. We did not have any foreign currency hedging contracts at December 31, 2000. The estimated fair value of our foreign currency hedging contracts was not material at December 31, 1999. We do not enter into foreign currency hedging contracts for speculative purposes.

CREDIT RISK MANAGEMENT

         To manage credit risk associated with our fuel price and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant at December 31, 2000 and 1999.


         Our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services to customers who are economically and geographically dispersed. In addition, our accounts receivable are generally short-term in duration. Therefore, we believe we have no significant concentration of credit risk.

         At December 31, 2000, we held six million shares of priceline preferred stock, which are subject to credit risk. See Note 2 for a further description of our priceline preferred stock.

FUEL PRICE RISK MANAGEMENT

    See Note 3 for information regarding our fuel hedging program.

5. ADOPTION OF SAB 101

         On January 1, 1999, Delta adopted SAB 101, which changed the method of accounting for the sale of mileage credits in the SkyMiles(R) program to participating partners such as credit card companies, hotels and car rental agencies. Under the new accounting method, a portion of the revenue from the sale of mileage credits is deferred until the credits are redeemed for travel. The majority of the revenue from the sale of mileage credits is recorded in passenger revenue, and the remaining portion is recorded as an offset to expense. Previously, the revenue from the sale of mileage credits was recorded in other revenue in the period in which the credits were sold.

         Our adoption of SAB 101 resulted in a cumulative effect charge of $54 million, net of tax ($89 million, pretax). SAB 101 decreased operating income by $13 million, net of tax ($21 million, pretax), and $23 million, net of tax ($38 million, pretax), for 2000 and 1999, respectively.

         Unaudited pro forma results assuming retroactive application of the change in accounting principle for 2000, 1999 and 1998 are shown below:

(In Millions,
except for per share data):       2000        1999        1998
                                 ------     -------     -------
Net income before
  cumulative effect
  of change in
  accounting principle           $  928     $ 1,262     $ 1,069
Basic EPS                        $ 7.39     $  9.05     $  7.16
Diluted EPS                      $ 7.05     $  8.52     $  6.81

         For comparative purposes, our unaudited pro forma results excluding application of the change in accounting principle for 2000, 1999 and 1998 are shown below:

(In Millions,
except for per share data):       2000        1999           1998
                                 ------      -------       --------
Net income before
  cumulative effect
  of change in
  accounting principle           $  941      $ 1,285       $ 1,078
Basic EPS                        $ 7.50      $  9.22       $  7.22
Diluted EPS                      $ 7.15      $  8.68       $  6.87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                          DELTA AIR LINES, INC.


6. INCOME TAXES

         Deferred income taxes reflect the net tax effect of timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. The table below shows significant components of our deferred tax assets and liabilities at December 31, 2000 and 1999:

(In Millions)                                                             2000              1999
--------------------------------------------------------------------------------          --------
DEFERRED TAX ASSETS:
Postretirement benefits                                                 $    821          $    773
Other employee benefits                                                      304               338
Gains on sale and
  leaseback transactions                                                     206               286
Rent expense                                                                 221               216
Spare parts repair expense                                                   164               160
Other                                                                        361               324
--------------------------------------------------------------------------------          --------

  Total deferred tax assets                                             $  2,077          $  2,097
================================================================================          ========
DEFERRED TAX LIABILITIES:
Depreciation and amortization                                           $  2,337          $  2,083
Unrealized gains on
  marketable securities
  and fuel hedge contracts                                                   230               170
Other                                                                        385               292

--------------------------------------------------------------------------------          --------
  Total deferred tax liabilities                                        $  2,952          $  2,545
================================================================================          ========

         Income taxes provided in 2000, 1999 and 1998 consisted of:

(In Millions)                                                            2000              1999              1998
-------------------------------------------------------------------------------           -------           -------
Current taxes                                                           $  (230)          $  (515)          $  (393)
Deferred taxes                                                             (396)             (321)             (309)
Tax benefit of dividends
  on allocated Series B
  ESOP Convertible
  Preferred Stock                                                             5                 5                 4
-------------------------------------------------------------------------------           -------           -------
Income taxes provided                                                   $  (621)          $  (831)          $  (698)
===============================================================================           =======           =======

     The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate for 2000, 1999 and 1998:

                                                                          2000              1999              1998
------------------------------------------------------------------------------              ----              ----
U.S. federal statutory
  income tax rate                                                         35.0%             35.0%             35.0%
State taxes, net of federal
  income tax effect                                                        3.4               3.7               3.4
Meals and entertainment                                                    1.1               0.8               0.8
Amortization                                                               1.0               0.3               0.2
Municipal bond interest                                                   (0.2)               --                --
Other, net                                                                (0.2)             (0.1)             (0.1)
------------------------------------------------------------------------------              ----              ----
Effective income tax rate                                                 40.1%             39.7%             39.3%
==============================================================================              ====              ====

7. LONG-TERM DEBT

         The following table summarizes our long-term debt, including current maturities, at December 31, 2000 and 1999:


(In Millions)                                                                                                 2000           1999
--------------------------------------------------------------------------------------------------------------------        ------
SECURED
7.779% Equipment Notes due November 18, 2005                                                                $    239        $     --
7.379% Equipment Notes due in installments through May 18, 2010                                                  341              --
7.92% Equipment Notes due November 18, 2010                                                                      182              --
7.57% Equipment Notes due November 18, 2010                                                                      738              --

UNSECURED
1999 Bank Credit Agreement, repaid November 2000                                                                  --             500
8.10% Series C Guaranteed Serial ESOP Notes,
  due in installments between 2002 and 2009                                                                      290             290
6.65% Medium-Term Notes, Series C, due March 15, 2004                                                            300             300
7.7% Notes due December 15, 2005                                                                                 500             500
7.9% Notes due December 15, 2009                                                                                 499             500
9.75% Debentures due May 15, 2021                                                                                106             158
Development Authority of Clayton County, loan agreement,
  Series 2000A $65 million due on June 1, 2029, 4.7% interest; Series 2000B $116 million due on
  May 1, 2035, 4.8% interest; and Series 2000C $120 million due on May 1, 2035, 4.8% interest*                   301              --
8.3% Notes due December 15, 2029                                                                               1,000           1,000
8.125% Notes due July 1, 2039                                                                                    538             538
Other debt due 2001 to 2022; interest rates of 5.30% to 10.375%                                                  825           1,028
--------------------------------------------------------------------------------------------------------------------        --------
  Total                                                                                                        5,859           4,814
Less: Current maturities                                                                                          62             670
--------------------------------------------------------------------------------------------------------------------        --------
  Total long-term debt                                                                                      $  5,797        $  4,144
====================================================================================================================        ========

Our secured debt is secured by first mortgage liens on a total of 44 Boeing aircraft delivered new to Delta from January 1999 through October 2000. These aircraft had an aggregate net book value of approximately $1.7 billion at December 31, 2000.

The 8.125% Notes due 2039 are redeemable by Delta, in whole or in part, at par on or after July 1, 2004.

*Our variable interest rate long-term debt is shown using interest rates in effect at December 31, 2000.

         The fair value of our debt was $5.8 billion and $4.7 billion at December 31, 2000 and 1999, respectively.

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

         The 1997 Bank Credit Agreement contains negative covenants that place certain limits on our ability to secure property or assets, to incur or guarantee debt, and to enter into flight equipment leases. It also provides that, upon the occurrence of a change in control of Delta: (1) the banks' obligation to extend credit terminates; (2) any amounts outstanding under the 1997 Bank Credit Agreement become due and payable; and (3) Delta must deposit cash collateral with the banks in an amount equal to all letters of credit outstanding under that agreement. At December 31, 2000, there were no borrowings or letters of credit outstanding under the 1997 Bank Credit Agreement.

SERIES C ESOP NOTES

         At December 31, 2000, there were outstanding $290 million principal amount of the Delta Family Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes). The notes, which are payable in installments between 2002 and 2009, are guaranteed by Delta. We are required to purchase the Series C ESOP Notes at the option of the noteholders in certain circumstances if the notes are not rated at least A3 by Moody's and A- by Standard & Poor's (required ratings). Our purchase price would be equal to the principal amount of the Series C ESOP Notes being purchased plus accrued interest and, if applicable, a make whole premium amount.

         The holders of the Series C ESOP Notes are presently entitled to the benefits of an unconditional, direct-pay letter of credit issued by Bayerische Hypo-Und Vereinsbank AG under a credit agreement between Delta and a group of banks (the Letter of Credit Facility). Required payments of principal, interest and make whole premium amounts on the Series C ESOP Notes are paid under the letter of credit. At December 31, 2000, the letter of credit totaled $418 million, covering the $290 million outstanding principal amount of the Series C ESOP Notes, approximately one year of interest on the notes and $95 million of make whole premium amounts.

         The Letter of Credit Facility and the related letter of credit expire on May 19, 2003. The Letter of Credit Facility provides that, if there is a drawing under the letter of credit, Delta must immediately repay the amount drawn or convert its repayment obligation to a short-term loan.

         Due to the existence of the letter of credit, the Series C ESOP Notes currently have the required ratings. However, these ratings are subject to change at any time. The Series C ESOP Notes are not likely to receive the required ratings without a credit enhancement such as the letter of credit, unless Delta's long-term senior unsecured debt is rated at least A3 by Moody's and A- by Standard & Poor's. At December 31, 2000, our long-term senior unsecured debt was rated Baa3 and BBB-, respectively.

DEVELOPMENT AUTHORITY OF CLAYTON COUNTY BONDS

         In June 2000, the Development Authority of Clayton County (Development Authority) issued $301 million principal amount of bonds in three series with scheduled maturities between 2029 and 2035. The proceeds of this sale were used to refund bonds that had been issued to finance certain Delta facilities at Hartsfield Atlanta International Airport. The new bonds are secured by the Development Authority's pledge of revenues derived by the Development Authority under related loan agreements between Delta and the Development Authority.

         The Development Authority bonds currently bear interest at a variable rate which is determined weekly. The bonds may be tendered for purchase by their holders on seven days notice. Subject to certain conditions, tendered bonds will be remarketed at then prevailing interest rates.

         Principal and interest on the bonds, and the payment of the purchase price of bonds tendered for purchase, are presently paid under three irrevocable, direct-pay letters of credit totaling $305 million issued by a bank under a Reimbursement Agreement between Delta and a group of banks (Reimbursement Agreement). The Reimbursement Agreement generally provides that, if there is a drawing under a letter of credit to purchase bonds that have been tendered for purchase, Delta may convert its repayment obligations to a loan that becomes due and payable on the earlier of (1) the date the related bonds are remarketed; or (2) the June 8, 2003 expiration date of the related letter of credit. Unless an existing letter of credit is extended, a mandatory tender for purchase of the related bonds will occur on the fifth day prior to the expiration of such letter of credit. In these circumstances, Delta could seek to replace

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.




the expiring letter of credit with a new letter of credit from an alternate credit provider and remarket the related bonds.

COVENANTS AND CHANGE IN CONTROL PROVISIONS

         The Letter of Credit Facility and the Reimbursement Agreement contain negative covenants and a change in control provision that are similar to or less restrictive than the corresponding provisions in our 1997 Bank Credit Agreement.

         Our debt agreements do not limit the payment of dividends on our capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit our ability to pay cash dividends to our common shareowners in certain circumstances (see Note 13).

         ASA's credit agreements contain negative covenants that apply only to the financial position of ASA. The covenants, among other things, limit ASA's ability to transfer funds in the form of cash dividends, loans or advances. At December 31, 2000, approximately $285 million of ASA's net assets were subject to these restrictions and approximately $199 million of net assets were available for distribution by ASA to Delta under the most restrictive of these provisions.

FUTURE MATURITIES

         At December 31, 2000, the scheduled maturities of our long-term debt for the next five years are as follows:

Years Ending December 31,                      Principal
(In Millions)                                     Amount
-------------------------------------------------------------------------------
2001                                              $   62
2002                                                 129
2003                                                  69
2004                                                 617
2005                                                 555
After 2005                                         4,427
-------------------------------------------------------------------------------
Total                                             $5,859
===============================================================================

         Capitalized interest totaled $45 million, $48 million and $40 million for the years ended December 31, 2000, 1999 and 1998, respectively.

8. ASSET WRITEDOWNS AND OTHER SPECIAL CHARGES

     In 2000, we recorded pretax charges totaling $108 million ($66 million after tax, or $0.53 basic and $0.50 diluted EPS) for the following:

- We offered an early retirement medical option to allow eligible Delta employees to retire with continued medical coverage without paying certain early retirement medical premiums. Approximately 2,500 employees elected to participate. As a result of this program, we recorded a pretax charge of $86 million in the quarter ended June 30, 2000.

- We decided to close our Pacific gateway in Portland, Oregon. As a result of this decision, we recorded a pretax restructuring charge of $22 million, primarily for idle facilities, in the quarter ended September 30, 2000.

         In 1999, we recorded pretax charges totaling $469 million ($286 million after tax, or $2.07 basic and $1.94 diluted EPS) for the following:

- We accelerated the planned retirement of our 16 MD-90 aircraft and eight owned MD-11 aircraft over the next six to eight years as part of our fleet simplification strategy. As a result of this decision, we reviewed these fleet types for impairment, determining that the estimated future cash flows generated by these aircraft are less than their carrying values. The estimated future cash flows were based on projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft operate. These aircraft were written down to their fair values, as estimated by management, using published sources and bids received from third parties. Due to this impairment analysis, we recorded a pretax asset writedown of $320 million in the quarter ended December 31, 1999.

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

- We implemented certain technology initiatives which resulted in an abandonment of certain legacy hardware and software assets. We also decided to streamline certain administrative processes. Accordingly, we recorded a pretax charge of $42 million in the quarter ended September 30, 1999. We also remeasured the useful lives of certain technology assets that are still in use but that will be replaced earlier than originally planned. The effect of the remeasurement on depreciation expense was immaterial.

9. LEASE OBLIGATIONS

         Delta leases aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. We record rent expense on a straight-line basis over the life of the lease. Rental expense for operating leases totaled $1.3 billion, $1.1 billion and $1.0 billion in 2000, 1999 and 1998, respectively. Amounts due under capital leases are recorded as liabilities. Our interest in assets acquired under capital leases is shown as an asset on our Consolidated Balance Sheets. Amortization of assets recorded under capital leases is included in depreciation expense in our Consolidated Statements of Income.

         The following table summarizes, as of December 31, 2000, our minimum rental commitments under capital leases and operating leases with initial or remaining terms in excess of one year:

Years Ending December 31,                             Capital     Operating
(In Millions)                                          Leases       Leases
-------------------------------------------------------------     ---------
2001                                                   $ 51       $  1,204
2002                                                     39          1,218
2003                                                     29          1,189
2004                                                     21          1,153
2005                                                     14          1,138
After 2005                                               17          9,218
-------------------------------------------------------------     ---------
  Total minimum lease payments                          171        $15,120
Less: Amounts of lease payments
  which represent interest                               32
-------------------------------------------------------------
Present value of future minimum
  capital lease payments                                139
Less: Current obligations under
  capital leases                                         40
-------------------------------------------------------------
Long-term capital lease obligations                    $ 99
=============================================================

         As of December 31, 2000, we operated 328 aircraft under operating leases and 48 aircraft under capital leases. These leases have remaining terms ranging from six months to 18 years.

         Certain municipalities have issued special facility revenue bonds to build or improve airport and maintenance facilities leased to Delta. The facility lease agreements require Delta to make rental payments sufficient to pay principal and interest on the bonds. The above table includes $2.0 billion of operating lease rental commitments for such payments. Delta has purchased irrevocable direct-pay letters of credit totaling $104 million to support some of these obligations.

10. PURCHASE COMMITMENTS AND CONTINGENCIES

         Future expenditures for aircraft and engines on firm order as of January 26, 2001 are estimated to be $9.6 billion. The following table shows the timing of these commitments:

Years Ending December 31,
(In Billions)                                     Amount
--------------------------------------------------------
2001                                                $2.3
2002                                                 2.0
2003                                                 2.0
2004                                                 1.9
2005                                                 1.0
After 2005                                           0.4
--------------------------------------------------------
Total                                               $9.6
========================================================

         We have joint marketing and Delta Connection carrier agreements with two regional jet operators under which Delta schedules certain regional jets operated by those airlines, sells the seats on those flights and retains the related revenues. We pay those airlines an amount that is based on their cost of operating those flights plus a specified margin. We estimate that these payments will total approximately $200 million for the twelve months ending December 31, 2001. The joint marketing agreements expire in 2010, but we may terminate these agreements prior to their expiration dates in certain circumstances.

         Delta is a defendant in legal actions relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our Consolidated Financial Statements.

         Delta self-insures a portion of its losses from claims related to workers' compensation, environmental issues, property damage and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using certain actuarial assumptions followed in the insurance industry and based on Delta's experience.

         Approximately 17% of our employees, including all of our pilots, are covered by collective bargaining agreements. The outcome of our collective bargaining negotiations with unions cannot presently be determined. A strike or other job action could have a material adverse impact on our financial condition and operations. See "Collective Bargaining Matters" on page 12 of Management's Discussion and Analysis for additional unaudited information on this subject.

11. EMPLOYEE BENEFIT PLANS

         Delta sponsors defined benefit and defined contribution pension plans, healthcare plans, and disability and survivorship plans for eligible employees, their eligible family members and retirees. We reserve the

Notes to the Consolidated Financial Statements
December 31, 2000, 1999 and 1998                          DELTA AIR LINES, INC.


right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or ERISA.

         As discussed in Note 1, we changed our year end from June 30 to December 31 and elected to restate our financial statements in order to provide comparability between periods. This change does not require a remeasurement of prior pension or postretirement obligations. Therefore, with the exception of net periodic costs, the financial data presented in this note has not been restated for the change in year end.

DEFINED BENEFIT PENSION PLANS

         Our qualified defined benefit pension plans meet or exceed ERISA's minimum funding requirements as of December 31, 2000.

         The following table shows the change in projected benefit obligation for our defined benefit pension plans for the six months ended December 31, 2000 and the twelve months ended June 30, 2000 and 1999:

                                                                        Twelve           Twelve
                                                    Six Months          Months           Months
                                                      Ended              Ended            Ended
                                                    December 31,       June 30,          June 30,
(In Millions)                                          2000              2000              1999
----------------------------------------------------------------       ---------         ---------
Projected benefit obligation
  at beginning of period                             $   8,901         $   8,872         $   8,342
----------------------------------------------------------------       ---------         ---------
Service cost                                               121               251               240
Interest cost                                              354               644               585
Actuarial loss (gain)                                      156              (402)              158
Benefits paid                                             (269)             (491)             (456)
Plan amendments                                             --                27                 3
----------------------------------------------------------------       ---------         ---------
Projected benefit obligation
  at end of period                                   $   9,263         $   8,901         $   8,872
================================================================       =========         =========

         We used the following actuarial assumptions to determine the actuarial present value of our projected benefit obligation:

                                  September 30,    March 31,      March 31,
-----------------------------------------------    ---------      ---------
                                      2000            2000           1999

Weighted average
  discount rate                       8.25%           8.25%          7.25%
Rate of increase
  in future
  compensation levels                 5.35%           4.93%          4.43%
Expected long-term rate of
  return on plan assets              10.00%          10.00%         10.00%
==========================================         =======        =======

         The following table shows the change in the fair value of our defined benefit pension plan assets for the six months ended December 31, 2000 and the twelve months ended June 30, 2000 and 1999:

                                                                         Twelve            Twelve
                                                     Six Months          Months            Months
                                                       Ended              Ended            Ended
                                                    December 31,         June 30,         June 30,
(In Millions)                                           2000               2000             1999
---------------------------------------------------------------         ---------         ---------
Fair value of plan assets at
  beginning of period                                 $  10,721         $   9,020         $   9,121
---------------------------------------------------------------         ---------         ---------
Actual return on plan assets                                (80)            2,144               310
Employer contributions                                       26                48                45
Benefits paid                                              (269)             (491)             (456)
---------------------------------------------------------------         ---------         ---------
Fair value of plan assets
  at end of period                                    $  10,398         $  10,721         $   9,020
===============================================================         =========         =========

         The prepaid pension cost recognized for these plans on our Consolidated Balance Sheets at December 31, 2000 and June 30, 2000 and 1999 is computed as follows:

                                                   December 31,       June 30,          June 30,
(In Millions)                                         2000              2000              1999
---------------------------------------------------------------       --------          --------

Funded status                                       $ 1,135           $ 1,820           $   148
Unrecognized net
  actuarial gain                                     (1,558)           (2,301)             (607)
Unrecognized transition
  obligation                                             58                58                60
Unrecognized
  prior service cost                                     55                57                37
Contributions made between
  measurement date
  and year end                                           12                14                12
Intangible asset                                         (8)               (9)              (13)
Other comprehensive income                               (2)               (1)               (2)
---------------------------------------------------------------       --------          --------
Accrued pension cost
  recognized in the
  Consolidated Balance Sheets                       $  (308)          $  (362)          $  (365)
===============================================================       ========          ========

         Net periodic pension cost for the years ended December 31, 2000, 1999 and 1998 included the following components:


(In Millions)                                           2000              1999              1998
--------------------------------------------------------------           -------           -------

Service cost                                           $   250           $   239           $   224
Interest cost                                              686               599               582
Expected return on
  plan assets                                             (924)             (794)             (731)
Amortization of prior
  service cost                                               4                 4                 4
Recognized net actuarial
  (gain) loss                                              (22)                1                (2)
Amortization of
  net transition obligation                                  2                 2                 2
--------------------------------------------------------------           -------           -------
Net periodic
  pension cost                                         $    (4)          $    51           $    79
==============================================================           =======           =======

         Delta also sponsors non-qualified pension plans which are funded from current assets. The accumulated benefit obligation of these plans totaled $413 million at September 30, 2000, $337 million at March 31, 2000 and $301 million at March 31, 1999.

DEFINED CONTRIBUTION PENSION PLANS

Delta Pilots Money Purchase Pension Plan (MPPP) - We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During the years ended December 31, 2000, 1999 and 1998, we recognized expense of $63 million, $56 million and $52 million, respectively, for this plan.

Delta Family-Care Savings Plan - Our Savings Plan includes an employee stock ownership plan (ESOP) feature. Eligible personnel may contribute a portion of their earnings to the Savings Plan. Delta matches 50% of those contributions with a maximum employer contribution of 2% of a participant's earnings. We make quarterly employer contributions by allocating Series B ESOP Convertible Preferred Stock, common stock or cash to the plan. These contributions, which are recorded as salaries and related costs in the accompanying Consolidated Statements of Income, totaled $69 million, $61 million and $49 million in 2000, 1999 and 1998, respectively.


         When we adopted the ESOP in 1989, we sold 6,944,450 shares of Series B ESOP Convertible Preferred Stock to the Savings Plan for $500 million. We have recorded unearned compensation equal to the value of the shares of preferred stock not yet allocated to participants' accounts. We reduce the unearned compensation as shares of preferred stock are allocated to participants' accounts. Dividends on unallocated shares of preferred stock are used for debt service on the Savings Plan's Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of preferred stock are credited to participants' accounts and are considered dividends for financial reporting purposes. Only allocated shares of preferred stock are considered outstanding when we compute diluted earnings per share. At December 31, 2000, 3,213,999 shares of Series B ESOP Convertible Preferred Stock were allocated to participants' accounts and 3,181,870 shares were held by the ESOP for future allocations.

         Other Plans - ASA, Comair and DAL Global Services, Inc. sponsor defined contribution retirement plans for eligible employees. Eligible personnel may contribute a portion of their earnings to the plans through payroll deduction. These plans did not have a material impact on our Consolidated Financial Statements in 2000, 1999 and 1998.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         Our medical plans provide medical and dental benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from our general assets on a current basis. Plan benefits are subject to copayments, deductibles and other limits as described in the plans.

         The following table shows the change in our accumulated postretirement benefit obligation (APBO) for the six months ended December 31, 2000 and the twelve months ended June 30, 2000 and 1999:

                                                     Twelve          Twelve
                                   Six Months        Months          Months
                                     Ended           Ended           Ended
                                  December 31,      June 30,        June 30,
(In Millions)                         2000            2000            1999
----------------------------------------------      --------        --------
APBO at beginning of period         $  1,749        $  1,612        $  1,627
----------------------------------------------      --------        --------
Service cost                              18              38              37
Interest cost                             70             117             112
Benefits paid                            (46)            (80)            (71)
Actuarial gain                           (11)            (52)            (65)
Substantive plan change                   --              28             (28)
Special termination benefits              --              86              --
----------------------------------------------      --------        --------
APBO at end of period               $  1,780        $  1,749        $  1,612
==============================================      ========        ========

         The special termination benefits reflected in the above table relate to the early retirement medical option offered to certain Delta employees (see Note
8).

         We used the following actuarial assumptions to determine the actuarial present value of our APBO:

                             September 30,   March 31,   March 31,
                                 2000          2000        1999
------------------------------------------   ---------   ---------
Weighted average
  discount rate                  8.25%         8.25%       7.25%
Assumed health care
  cost trend rate(*)             7.00%         7.00%       5.50%
------------------------------------------   ---------   ---------

(*) The assumed healthcare cost trend rate is assumed to decline gradually to 5.25% in 2003 and remain level thereafter.

         A 1% change in the health care cost rate used in measuring the APBO at September 30, 2000 would have the following effects:

(In Millions)                          1% Increase   1% Decrease
--------------------------------------------------   -----------
Increase (decrease) in
  total service and interest cost         $  12        $    (8)
Increase (decrease) in the APBO           $ 188        $  (157)
--------------------------------------------------   -----------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.


         The following table shows the calculation of the accrued postretirement benefit cost recognized on our Consolidated Balance Sheets at December 31, 2000 and June 30, 2000 and 1999:

                                   December 31,     June 30,        June 30,
(In Millions)                          2000           2000            1999
-----------------------------------------------     ---------       ---------
Funded status                       $ (1,780)       $ (1,749)       $ (1,612)
Unrecognized net
  gain (loss)                            (64)            (51)              1
Unrecognized
  prior service cost                    (283)           (302)           (371)
Contributions made between
  measurement date
  and year end                            22              20              17
-----------------------------------------------     ---------       ---------
Accrued postretirement
  benefit cost recognized
  in the Consolidated
  Balance Sheets                    $ (2,105)       $ (2,082)       $ (1,965)
===============================================     =========       =========

         Our net periodic postretirement benefit cost for the years ended December 31, 2000, 1999 and 1998 included the following components:

(In Millions)                          2000           1999            1998
--------------------------------------------        --------        --------
Service cost                        $     37        $     35        $     38
Interest cost                            129             106             117
Amortization of prior
  service cost                           (40)            (38)            (42)
Recognized net actuarial
  (gain) loss                             --              --              (1)
Other                                     --              (4)             (5)
--------------------------------------------        --------        --------
Net periodic postretirement
  benefit cost                      $    126        $     99        $    107
============================================        ========        ========

         Postemployment Benefits - Delta provides certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of the disability and survivorship plans.

         Postemployment benefit income (expense) was $51 million in 2000, $12 million in 1999, and $(29) million in 1998. We include the amount funded in excess of the liability in other noncurrent assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets. Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

         We regularly evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense.

12.      EARNINGS PER SHARE

         We calculate basic EPS by dividing the income available to common shareowners by the weighted average number of common shares outstanding. Diluted EPS includes the dilutive effects of stock options and convertible securities. The following table shows our computation of basic and diluted EPS:

Years Ended December 31,
(In Millions, except per share data)        2000              1999               1998
---------------------------------------------------         ---------         ---------
BASIC:
Net income before cumulative
  effect of changes in
  accounting principles                   $     928         $   1,262         $   1,078
   Dividends on allocated
     Series B ESOP
     Convertible
     Preferred Stock                            (13)              (12)              (11)
---------------------------------------------------         ---------         ---------
Income available to
  common shareowners                      $     915         $   1,250         $   1,067
Weighted average
  shares outstanding                          123.8             138.0             147.8
---------------------------------------------------         ---------         ---------
Basic earnings per share before
  cumulative effect of changes in
  accounting principles                   $    7.39         $    9.05         $    7.22

DILUTED:
Net income before cumulative
  effect of changes in
  accounting principles                   $     928         $   1,262         $   1,078
   Adjustment to net income
     assuming conversion of
     allocated Series B ESOP
     Convertible Preferred Stock                 (5)               (4)               (4)
---------------------------------------------------         ---------         ---------
Income available to
  common shareowners                      $     923         $   1,258         $   1,074
Weighted average
  shares outstanding                          123.8             138.0             147.8
Additional shares assuming:
   Exercise of stock options                    1.6               4.7               4.1
   Conversion of allocated
     Series B ESOP Convertible
     Preferred Stock                            5.4               4.7               4.4
   Conversion of
     performance-based
     stock units                                0.2               0.2                --
---------------------------------------------------         ---------         ---------
Weighted average shares
  outstanding as adjusted                     131.0             147.6             156.3
---------------------------------------------------         ---------         ---------
Diluted earnings per share before
  cumulative effect of changes in
  accounting principles                   $    7.05         $    8.52         $    6.87
---------------------------------------------------         ---------         ---------

13.      COMMON AND PREFERRED STOCK

         As discussed below, we have reserved shares of stock for the exercise of stock options and for other stock-based awards; for the conversion of our Series B ESOP Convertible Preferred Stock; and in connection with our Shareowner Rights Plan.

SHARES OF COMMON STOCK RESERVED FOR STOCK OPTIONS AND OTHER STOCK-BASED AWARDS

         To more closely align the interests of directors, officers and other employees with the interests of our shareowners, Delta maintains certain plans which provide for the issuance of common stock in connection with the exercise of stock options and for other stock-based awards. The following table includes information about these plans, including the number of shares of common stock reserved for issuance under each such plan at December 31, 2000.

                                                                                                            Shares
                                                   Total Shares     Non-Qualified                          Reserved
                                                    Authorized      Stock Options                         for Future
Plan                                               for Issuance        Granted         Shares Issued       Issuance
---------------------------------------------------------------     -------------      -------------      ----------
Broad-based employee stock option plans(1)          49,400,000        49,400,000        11,391,153        37,720,440
Delta 2000 Performance Compensation Plan(2)         16,000,000            92,458                --        16,000,000
Non-Employee Directors' Stock Plan(3)                  500,000               N/A            31,058           468,942
Non-Employee Directors' Stock Option Plan(4)           250,000            55,500                --           250,000
---------------------------------------------------------------     -------------      -------------      ----------

1 In 1996, shareowners approved broad-based pilot and non-pilot stock option plans. Under these two plans, we granted eligible employees non-qualified stock options to purchase a total of 49.4 million shares of common stock in three approximately equal installments on October 30, 1996, 1997 and 1998. These stock options (1) have an exercise price equal to the fair market value of the common stock on the grant date;
         (2) are generally exercisable beginning one year and ending ten years after the grant date; (3) are forfeited upon termination of employment in certain circumstances; and (4) are not transferrable other than due to the employee's death. No additional stock options may be granted under these plans.

2 On October 25, 2000, shareowners approved this new plan, which amends and restates a prior plan. No awards have been, or will be, granted under the prior plan since that date. At December 31, 2000, there were
         12.7 million shares of common stock reserved for awards (primarily non-qualified stock options) that were outstanding under the prior plan. The new plan authorizes the grant of stock options, and a limited number of other stock awards, up to a total of 16 million shares of common stock when the new plan was adopted. The new plan provides that shares reserved for awards under the plans which are forfeited, settled in cash rather than stock, or withheld, plus shares tendered to Delta in connection with such awards, may be added back to the shares available for future grants.

3 In 1995, shareowners approved this plan, which provides that a portion of each non-employee director's annual retainer will be paid in shares of common stock. It also permits non-employee directors to elect to receive all or a portion of their cash compensation for service as a director in shares of common stock at current market prices.

4 On October 22, 1998, the Board of Directors approved this plan. Each non-employee director receives an annual grant of a non-qualified stock option which, at the time of grant, is intended to have a present value equal to approximately twice the cash portion of the current annual cash retainer of $20,000.

SERIES B ESOP CONVERTIBLE PREFERRED STOCK

         Each outstanding share of Series B ESOP Convertible Preferred Stock pays a cumulative cash dividend of 6% per year; is convertible into 1.7155 shares of common stock at a conversion price of $41.97 per share; and has a liquidation price of $72, plus accrued and unpaid dividends. The Series B ESOP Convertible Preferred Stock generally votes together as a single class with the common stock and has two votes per share. It is redeemable at our option at $72 per share plus accrued and unpaid dividends, payable in cash or common stock. We cannot pay cash dividends on common stock until all cumulative dividends on the Series B ESOP Convertible Preferred Stock have been paid. The conversion rate, conversion price and voting rights of the Series B ESOP Convertible Preferred Stock are subject to adjustment in certain circumstances.

         All shares of Series B ESOP Convertible Preferred Stock are held of record by the trustee of the Delta Family-Care Savings Plan (See Note 11). At December 31, 2000, 10,989,384 shares of common stock were reserved for issuance for the conversion of the Series B ESOP Convertible Preferred Stock.

SHAREOWNER RIGHTS PLAN

         The Shareowner Rights Plan is designed to protect shareowners against attempts to acquire Delta that do not offer an adequate purchase price to all shareowners, or are otherwise not in the best interest of Delta and our shareowners. Under the plan, each

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                          DELTA AIR LINES, INC.


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

         If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation, or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company, having a market value of twice the exercise price.

         The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. At December 31, 2000, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

14.      COMMON STOCK REPURCHASES

         We repurchased 10.6 million shares of common stock for $502 million in 2000. In 1999, we repurchased 11.0 million shares of common stock for $625 million, which included five million shares held by Singapore Airlines. These repurchases were made under certain now completed stock buyback programs, and the ongoing common stock repurchase authorization described below.

         In 1996, our Board of Directors authorized us to repurchase up to 49.4 million shares of common stock issued under our broad-based employee stock option plans (See Note 13). As of December 31, 2000, we had repurchased 21.6 million shares of common stock under the authorization. We are authorized to repurchase the remaining shares as employees exercise their stock options under those plans. Repurchases are subject to market conditions and may be made in the open market or in privately negotiated transactions.

15.      STOCK OPTIONS AND AWARDS

         The following table summarizes all stock option and stock appreciation rights (SAR) activity during 2000, 1999 and 1998:

                                                    2000                    1999                     1998
                                            --------------------     --------------------     --------------------
                                                        Weighted                 Weighted                 Weighted
                                                         Average                 Average                  Average
                                            Shares      Exercise     Shares      Exercise     Shares      Exercise
Stock Options                                (000)        Price       (000)        Price       (000)        Price
-------------------------------------       -------     --------     ------      --------     ------      --------
Outstanding at beginning of year             47,859        $48        47,663        $47        31,892        $43
Granted                                       3,914         52         3,395         58        20,896         51
Exercised                                      (725)        41        (2,410)        44        (4,955)        34
Forfeited                                      (683)        53          (789)        49          (170)        50
-------------------------------------       -------     --------     ------      --------     ------      --------
Outstanding at end of year                   50,365         48        47,859         48        47,663         47
-------------------------------------       -------     --------     ------      --------     ------      --------
Stock options exercisable at year end        46,309        $48        44,615        $47        27,557        $44
-------------------------------------       -------     --------     ------      --------     ------      --------

The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                             Stock Options Outstanding              Stock Options Exercisable
               -----------------------------------------------    ------------------------------
                                 Weighted
Range of          Number          Average           Weighted         Number         Weighted
Exercise       Outstanding     Remaining Life       Average       Exercisable       Average
Prices            (000)           (Years)       Exercise Price       (000)       Exercise Price
--------       -----------     --------------   --------------    -----------    ---------------
$26-$34             211              4               $26               211            $26
$35-$41           7,580              6                35             7,580             35
$42-$63          42,574              7                51            38,518             51
--------       -----------     --------------   --------------    -----------    ---------------

         The estimated fair values of stock options granted in 2000, 1999 and 1998 were derived using the Black-Scholes stock option pricing model. The exercise price for stock options, and the base measuring price of tandem stock appreciation rights (which were granted prior to 1993), is the fair market value of the common stock on the grant date.

         The following table shows our assumptions and the weighted average fair values of stock options:

                                             Stock Options Granted
                                   -----------------------------------------
Assumption                             2000           1999            1998
--------------------------------------------        --------        --------
Risk-free interest rate                  6.2%            6.0%            4.4%
Average expected life of
  stock options (in years)               7.5             7.5             4.9
Expected volatility of
  common stock                          26.9%           26.7%           26.2%
Expected annual dividends
  on common stock                   $   0.10        $   0.10        $   0.10
Weighted average fair value
  of stock options                  $     23        $     26        $     16
--------------------------------------------        --------        --------

         The following table shows what our net income and earnings per share would have been for 2000, 1999 and 1998 had we accounted for our stock option plans under the fair value method of SFAS 123, "Accounting for Stock-Based Compensation:"


(In Millions)                        2000             1999            1998
--------------------------------------------        --------        --------
NET INCOME:
As reported                         $    828        $  1,208        $  1,078
As adjusted for the
  fair value method
  under SFAS 123                         801           1,147             994
BASIC EARNINGS PER SHARE:
As reported                         $   6.58        $   8.66        $   7.22
As adjusted for the
  fair value method
  under SFAS 123                        6.36            8.23            6.66
DILUTED EARNINGS PER SHARE:
As reported                         $   6.28        $   8.15        $   6.87
As adjusted for the
  fair value method
  under SFAS 123                        6.07            7.75            6.42
--------------------------------------------        --------        --------

         Under SFAS 123, we are not required to include stock options granted before 1996 as compensation in determining pro forma net income. Therefore, the pro forma effects of SFAS 123 on net income and earnings per share for the periods presented may not be representative of the pro forma effects of SFAS 123 in future years.

         After December 31, 2000, we granted stock options covering a total of
2.4 million shares of common stock under the Delta 2000 Performance Compensation Plan, with an exercise price of $45.94.

16.      COMPREHENSIVE INCOME

         Comprehensive income includes unrealized gains and losses on marketable equity securities and changes in the fair value of certain derivative instruments which qualify for hedge accounting. Comprehensive income totaled $0.9 billion, $1.3 billion and $1.1 billion for 2000, 1999 and 1998, respectively. The difference between net income and comprehensive income for 2000, 1999 and 1998 is detailed in the following table:

(In Millions)                         2000            1999            1998
--------------------------------------------        --------        --------
Net income                          $    828        $  1,208        $  1,078
Realization of gains from
  the sale of investments               (301)           (877)             --
Unrealized gain on
  marketable equity
  securities                              16           1,108              95
Unrealized gain on
  derivative instruments                 439              --              --
--------------------------------------------        --------        --------
Total other
  comprehensive income                   154             231              95
Income tax effect on other
  comprehensive income                   (60)            (90)            (37)
--------------------------------------------        --------        --------
Total other comprehensive
  income, net of
  income taxes                            94             141              58
--------------------------------------------        --------        --------
Comprehensive income,
  net of income taxes               $    922        $  1,349        $  1,136
--------------------------------------------        --------        --------

         As of December 31, 2000, we had recorded $268 million, net of tax, as unrealized gains on open fuel hedge contracts in accordance with SFAS 133. This amount is included in unrealized gains on derivative instruments in the table above. We anticipate that $196 million, net of tax, will be realized during 2001 as the related contracts settle. Upon the adoption of SFAS 133 on July 1, 2000, we recorded unrealized fuel hedge gains of $416 million. We anticipate $289 million of that total will be realized during the 12 months ending July 1, 2001. For additional information on the adoption of SFAS 133, see Note 3.

17.      SALE OF RECEIVABLES

         During 1999, we entered into an agreement under which we sold a defined pool of our accounts receivable, on a revolving basis, through a special purpose, wholly owned subsidiary to a third party. We initially sold receivables with a fair value of $547 million to the subsidiary. In exchange for the receivables sold, we received (1) $325 million in cash from the subsidiary's sale of an undivided interest in the pool of receivables to a third party and
(2) a $222 million subordinated promissory note from the subsidiary. The amount of the promissory note fluctuates because it represents the portion of the purchase price payable for the volume of receivables sold. We retained servicing and recordkeeping responsibilities for the receivables sold. This agreement was renewed on June 15, 2000 and will expire on June 15, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998                           DELTA AIR LINES, INC.


         As part of the agreement, the subsidiary is required to pay fees to a third party based on the amounts invested by the third party. For 2000 and 1999, these fees were $22 million and $10 million, respectively. The fees are included in other income (expense) under miscellaneous (expense) income, net in our Consolidated Statements of Income. As part of this transaction, Delta funded $83 million to the subsidiary to purchase additional receivables in June 2000. The principal amount of the promissory note was $92 million and $171 million at December 31, 2000 and 1999, respectively, and is included as accounts receivable on our Consolidated Balance Sheets.

18.      BUSINESS ACQUISITIONS

         We acquired a majority interest in Comair Holdings in November 1999 and completed our acquisition of that company in January 2000 for a total purchase price of $1.8 billion. Prior to this acquisition, we owned 22% of the outstanding common stock of Comair Holdings. Our Consolidated Financial Statements in this Annual Report include Comair Holdings' balance sheet as of December 31, 2000 and 1999 and its results of operations from November 22, 1999.

         We acquired a majority interest in ASA Holdings in March 1999, and completed our acquisition of that company in April 1999 for a total purchase price of $700 million. Prior to this acquisition, we owned 28% of the outstanding common stock of ASA Holdings. Our Consolidated Financial Statements in this Annual Report include ASA Holdings' balance sheets as of December 31, 2000 and 1999 and its results of operations from April 1, 1999.

         We used the purchase method of accounting to record the acquisition of Comair Holdings and ASA Holdings. The purchase price of the shares acquired was allocated to the assets acquired and the liabilities assumed based on estimated fair values at the respective acquisition date for both Comair Holdings and ASA Holdings. Based on the allocation, the total costs of the acquisitions exceeded the estimated fair values of the underlying net assets by $1.45 billion and $534 million for Comair Holdings and ASA Holdings, respectively. These amounts are being amortized on a straight-line basis over a 40 year period.

19.      GEOGRAPHIC INFORMATION

         SFAS 131 requires us to disclose certain information about our operating segments. Operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. We are managed as a single business unit that provides air transportation of passengers and cargo. Our operating revenues by geographic region for 2000, 1999 and 1998 are summarized in the following table:

(In Millions)                2000       1999        1998
-----------------------------------   --------    --------
North America              $ 14,004   $ 12,259    $ 11,555
Atlantic                      1,988      1,930       2,125
Pacific                         297        319         322
Latin America                   452        375         310
-----------------------------------   --------    --------
  Total                    $ 16,741   $ 14,883    $ 14,312
===================================   ========    ========

         Operating revenues are assigned to a specific geographic region based on the origin and destination of each flight segment. Our tangible assets consist primarily of flight equipment, which is mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

20.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes our unaudited quarterly results of operations for 2000 and 1999 (in millions, except per share data):

                                                          Three Months Ended
2000                                      Mar. 31       June 30      Sept. 30       DEC. 31
-------------------------------------------------       -------      --------       -------
Operating revenues                        $ 3,911       $ 4,469       $ 4,345       $ 4,016
Operating income                          $   343       $   606       $   510       $   178
Net income                                $   217       $   460       $   133       $    18
Basic earnings per share(*)               $  1.68       $  3.73       $  1.05       $  0.12
Diluted earnings per share(*)             $  1.61       $  3.51       $  1.01       $  0.12
-------------------------------------------------       -------       -------       -------


                                                          Three Months Ended
1999                                      Mar. 31       June 30      Sept. 30       Dec. 31
-------------------------------------------------       -------      --------       -------
Operating revenues                        $ 3,469       $ 3,907       $ 3,829       $ 3,678
Operating income                          $   350       $   630       $   336       $     2
Net income                                $   159       $   357       $   344       $   348
Basic earnings per share(*)               $  1.10       $  2.53       $  2.46       $  2.60
Diluted earnings per share(*)             $  1.03       $  2.35       $  2.33       $  2.48
-------------------------------------------------       -------      --------       -------

(*) The sum of the quarterly earnings per share does not equal the annual earnings per share due to changes in average shares outstanding. The results presented are net of the cumulative effect of changes in accounting principles.

REPORT OF MANAGEMENT

                                                           DELTA AIR LINES, INC.

         The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears below.

         Delta maintains a system of internal financial controls which are assessed on an ongoing basis through a program of internal audits. These controls include the selection and training of Delta's managers, organizational arrangements that provide a division of responsibilities, and communication programs explaining our policies and standards. We believe this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements which, in all material respects, are presented in conformity with accounting principles generally accepted in the United States; and that assets are properly accounted for and safeguarded against loss from unauthorized use.

         The Board of Directors pursues its responsibilities for these financial statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of Delta. The Audit Committee meets periodically with the independent public accountants, the internal auditors and management to discuss internal accounting control, auditing and financial reporting matters.

/s/ M. Michele Burns                     /s/  Leo F. Mullin
----------------------------------      ----------------------------------
    M. Michele Burns                          Leo F. Mullin
    Executive Vice President                  Chairman and
    and Chief Financial Officer               Chief Executive Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                                           DELTA AIR LINES, INC.

TO DELTA AIR LINES, INC.:

         We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and shareowners' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 3 to the consolidated financial statements, effective July 1, 2000, Delta Air Lines, Inc. changed its method of accounting for derivative instruments and hedging activities. As discussed in Note 5 to the consolidated financial statements, effective January 1, 1999, Delta Air Lines, Inc. changed its method of accounting for the sale of mileage credits to participating partners in its frequent flyer program.

/s/  Arthur Andersen LLP
----------------------------------
     Atlanta, Georgia
     January 26, 2001

CONSOLIDATED SUMMARY OF OPERATIONS                         DELTA AIR LINES, INC.


For the years ended December 31,                                  2000(1)         1999(2)          1998           1997(3)
-------------------------------------------------------------------------        --------        --------        --------
(In Millions, Except Per Share Data)
Operating revenues                                               $ 16,741        $ 14,883        $ 14,312        $ 13,868
Operating expenses                                                 15,104          13,565          12,509          12,240
-------------------------------------------------------------------------        --------        --------        --------
Operating income (loss)                                             1,637           1,318           1,803           1,628
Interest income (expense), net(7)                                    (271)           (126)            (66)            (98)
Miscellaneous income, net(8)                                          342             901              39              13
Fair value adjustments of SFAS 133 derivatives                       (159)             --              --              --
-------------------------------------------------------------------------        --------        --------        --------
Income (loss) before income taxes                                   1,549           2,093           1,776           1,543
Income tax benefit (provision)                                       (621)           (831)           (698)           (609)
Amortization of investment tax credits                                 --              --              --              --
-------------------------------------------------------------------------        --------        --------        --------
Net income (loss) before cumulative effect of
  change in accounting principle                                      928           1,262           1,078             934
Net income (loss) after cumulative effect of
  change in accounting principle                                      828           1,208           1,078             934
Preferred stock dividends                                             (13)            (12)            (11)            (10)
-------------------------------------------------------------------------        --------        --------        --------
Net income (loss) attributable to common shareowners             $    815        $  1,196        $  1,067        $    924
=========================================================================        ========        ========        ========
  Earnings (loss) per share before cumulative
    effect of change in accounting principle
    Basic                                                        $   7.39        $   9.05        $   7.22        $   6.28
=========================================================================        ========        ========        ========
    Diluted                                                      $   7.05        $   8.52        $   6.87        $   6.02
=========================================================================        ========        ========        ========
  Earnings (loss) per share
    Basic                                                        $   6.58        $   8.66        $   7.22        $   6.28
=========================================================================        ========        ========        ========
    Diluted                                                      $   6.28        $   8.15        $   6.87        $   6.02
=========================================================================        ========        ========        ========
    Dividends declared per common share                          $   0.10        $   0.10        $   0.10        $   0.10
=========================================================================        ========        ========        ========


OTHER FINANCIAL AND STATISTICAL DATA                      DELTA AIR LINES, INC.


For the years ended December 31,                    2000(1)              1999(2)               1998                1997(3)
----------------------------------------------   ------------         ------------         ------------         -------------
(Financial Data In Millions)
Total assets                                     $     21,931         $     19,942         $     14,727         $     13,137
Long-term debt and capital leases
  (excluding current maturities)                 $      5,896         $      4,303         $      1,720         $      1,692
Shareowners' equity                              $      5,343         $      4,908         $      4,077         $      3,407
Shares of Common Stock outstanding at year end    123,013,372          132,893,470          141,514,262          149,037,632

Revenue passengers enplaned (Thousands)               119,930              110,083              105,304              103,233
Available seat miles (Millions)                       154,974              147,073              142,154              138,831
Revenue passenger miles (Millions)                    112,998              106,165              103,342               99,689
Operating revenue per available seat mile               10.80(cents)         10.12(cents)         10.07(cents)          9.99(cents)
Passenger mile yield                                    13.86(cents)         13.14(cents)         12.99(cents)         13.04(cents)
Operating cost per available seat mile                   9.75(cents)          9.22(cents)          8.80(cents)          8.82(cents)
Passenger load factor                                   72.91%               72.18%               72.70%               71.81%
Breakeven passenger load factor                         65.29%               65.37%               62.94%               62.78%

Available ton miles (Millions)                         22,925               21,245               20,312               19,462
Revenue ton miles (Millions)                           13,058               12,227               12,052               11,644
Operating cost per available ton mile                   65.88(cents)         63.85(cents)         61.58(cents)         62.89(cents)
----------------------------------------------   ------------         ------------         ------------         ------------

(1) Includes pretax income of $51 million of unusual items, net, ($0.25 basic and $0.24 diluted after-tax earnings per share), excluding the cumulative effect of a change in accounting principle (see Note 8).
(2) Includes pretax income of $418 million of unusual items, net ($1.85 basic and $1.73 diluted after-tax earnings per share), excluding the cumulative effect of a change in accounting principle (see Note 8).
(3) Includes $52 million in pretax restructuring and other unusual charges ($0.35 basic and $0.34 diluted after-tax earnings per share).
(4) Includes $829 million in pretax restructuring and other unusual charges ($6.49 basic and $5.25 diluted after-tax earnings per share).
(5) Includes $414 million in pretax restructuring charges ($4.10 after-tax earnings per share).
(6) Includes $194 million in pretax restructuring charges ($1.94 after-tax earnings per share).
(7)      Includes interest income.
(8)      Includes gains from the sale of investments.
(9) All share and earnings per share amounts for years prior to 1999 have been restated to reflect the two-for-one common stock split that became effective on November 2, 1998.

     1996(4)             1995              1994(5)            1993(6)            1992              1991              1990
------------       ------------       ------------       ------------      ------------       -----------       -----------
$     12,898       $     12,218       $     12,044       $     11,808      $     11,580       $    10,020       $     8,707
      12,324             11,174             12,259             11,954            12,432            10,277             8,935
------------       ------------       ------------       ------------      ------------       -----------       -----------
         574              1,044               (215)              (146)             (852)             (257)             (228)
        (125)              (263)              (192)              (289)             (121)             (140)              (57)
         (30)                74                 (8)                60                36                31                44
          --                 --                 --                 --                --                --                --
------------       ------------       ------------       ------------      ------------       -----------       -----------
         419                855               (415)              (375)             (937)             (366)            (241)
        (171)              (344)               140                149               332               115                72
          --                 --                 --                 --                 5                11                15
------------       ------------       ------------       ------------      ------------       -----------       -----------
         248                511               (275)              (226)             (600)             (240)             (154)

         248                511               (161)              (226)           (1,187)             (240)             (154)
         (42)               (88)               (98)              (110)              (65)              (20)              (21)
------------       ------------       ------------       ------------      ------------       -----------       -----------
$        206       $        423       $       (259)      $       (336)     $     (1,252)      $      (260)      $      (175)
============       ============       ============       ============      ============       ===========       ===========

$       1.62       $       4.15       $      (3.70)      $      (3.36)     $      (6.70)      $     (2.74)      $     (1.91)
============       ============       ============       ============      ============       ===========       ===========
$       1.62       $       3.35       $      (3.70)      $      (3.36)     $      (6.70)      $     (2.74)      $     (1.91)
============       ============       ============       ============      ============       ===========       ===========

$       1.62       $       4.15       $      (2.57)      $      (3.36)     $     (12.61)      $     (2.74)      $     (1.91)
============       ============       ============       ============      ============       ===========       ===========
$       1.62       $       3.35       $      (2.57)      $      (3.36)     $     (12.61)      $     (2.74)      $     (1.91)
============       ============       ============       ============      ============       ===========       ===========
$       0.10       $       0.10       $       0.10       $       0.10      $       0.60       $      0.60       $      0.60
------------       ------------       ------------       ------------      ------------       -----------       -----------


   1996(4)             1995              1994(5)            1993(6)            1992              1991              1990
------------       ------------       ------------       ------------      ------------       -----------       -----------
$     12,026       $     11,998       $     11,384       $     11,600       $    10,156       $     9,083       $     7,327

$      2,045       $      2,981       $      3,051       $      3,433       $     2,491       $     2,494       $     1,494
$      2,470       $      2,079       $      1,611       $      1,785       $     2,699       $     2,258       $     2,040
 146,281,410        102,343,078        101,215,994        100,415,724        99,471,880        98,838,570        84,749,280

      97,281             86,992             89,054             85,032            83,117            74,281            65,871
     133,714            130,176            130,367            132,921           131,389           111,420            99,777
      93,929             85,168             86,357             82,860            80,496            67,269            58,982
        9.65(cents)        9.39(cents)        9.24(cents)        8.88(cents)       8.81(cents)       8.99(cents)       8.73(cents)
       12.91(cents)       13.37(cents)       12.98(cents)       13.67(cents)      13.33(cents       13.91(cents)      13.82(cents)
        9.22(cents)        8.58(cents)        9.40(cents)        8.99(cents)       9.46(cents)       9.22(cents)       8.95(cents)
       70.25%             65.43%             66.24%             62.34%            61.27%            60.37%            59.11%
       66.91%             59.43%             67.51%             63.14%            66.24%            62.03%            60.77%

      18,489             18,047             18,109             18,375            17,956            14,885            13,095
      10,806              9,927             10,117              9,601             9,263             7,704             6,732
       66.65(cents)       61.92(cents)       67.70(cents)       65.06(cents)      69.24(cents)      69.04(cents)      68.23(cents)
------------       ------------       ------------       ------------       -----------       -----------       -----------

COMMON STOCK
Listed on the New York Stock Exchange under the ticker symbol DAL.

NUMBER OF SHAREOWNERS
As of December 31, 2000, there were 21,194 registered owners of common stock.

MARKET PRICES AND DIVIDENDS

                                            Cash Dividends
                    Closing Price of             per
Year 2000             Common Stock           Common Share
------------------------------------        --------------
Quarter Ended:     High        Low
March 31           54.75       43.63           0.025
June 30            57.06       49.00           0.025
September 30       57.50       44.38           0.025
December 31        50.19       40.38           0.025
------------------------       -----           -----


                                          Cash Dividends
                    Closing Price of           per
Year 1999             Common Stock         Common Share
------------------------------------      --------------
Quarter Ended:     High        Low
March 31           70.94       49.00          0.025
June 30            71.56       55.44          0.025
September 30       63.13       46.19          0.025
December 31        54.44       47.56          0.025
------------------------       -----          -----

DELTA'S AIRCRAFT FLEET
                                                           DELTA AIR LINES INC.

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

         Delta's long-term plan is to reduce aircraft family types from seven to three. We believe fleet standardization will improve reliability and produce long-term cost savings. We plan to retire (1) our remaining L-1011 aircraft by August 2001; (2) our B-727 fleet by the end of 2005; and (3) our MD-90 fleet and owned MD-11 aircraft over the next six to eight years. In 1999, we entered into an agreement to sell our B-727 fleet, with deliveries occurring through 2005.

REGIONAL JET AIRCRAFT FLEET

In July 2000, ASA and Comair entered into purchase agreements with Bombardier, Inc. to purchase a total of 94 Canadian Regional Jet (CRJ) aircraft, including 69 CRJ-200 aircraft with a mix of 40, 44 and 50 seats, and 25 CRJ-700 aircraft with 70 seats. ASA and Comair also received options to purchase an additional 406 CRJ aircraft through 2010.

AIRCRAFT FLEET AT DECEMBER 31, 2000

                                                         Leased
                                                ----------------------
Aircraft Type                      Owned        Capital      Operating      Total     Average Age
----------------------------------------        -------      ---------      -----     -----------
B-727-200                            72            --            10           82          22.4
B-737-200                             1            45             8           54          16.1
B-737-300                            --             3            23           26          14.1
B-737-800                            40            --            --           40           0.9
B-757-200                            77            --            41          118           9.5
B-767-200                            15            --            --           15          17.6
B-767-300                             4            --            24           28          10.9
B-767-300ER                          49            --             8           57           5.0
B-767-400                            12            --            --           12           0.2
B-777-200                             7            --            --            7           1.3
L-1011-1                              6            --            --            6          19.7
L-1011-250                            5            --            --            5          18.1
L-1011-500                            4            --            --            4          19.9
MD-11                                 8            --             7           15           6.9
MD-88                                63            --            57          120          10.5
MD-90                                16            --            --           16           5.1
EMB-120                              49            --            11           60          10.6
ATR-72                                4            --            15           19           6.5
CRJ-100/200                          23            --           124          147           2.8
----------------------------------------        -------      ---------      -----
TOTAL                               455            48           328          831           9.6
========================================        =======      =========      =====     -----------



AIRCRAFT DELIVERY SCHEDULE AT DECEMBER 31, 2000


                                                 DELIVERY IN CALENDAR YEAR ENDING
                                    -----------------------------------------------------------
                                                                                          After
Aircraft on Firm Order              2001          2002          2003         2004          2004         Total
----------------------------------------          ----          ----         ----         -----         -----
B-737-600/700/800                    27            18            10           16            21            92
B-757-200                             3            --            --           --            --             3
B-767-300/300ER                       2            --            --           --            --             2
B-767-400                             6             3            --           --            --             9
B-777-200                            --             1             1           --             4             6
CRJ-100/200                          34            29            22            2            --            87
CRJ-700                               2            20            12           23            --            57
----------------------------------------          ----          ----         ----         -----         -----
TOTAL                                74            71            45           41            25           256
========================================          ====          ====         ====         =====         =====



AIRCRAFT ON OPTION AT DECEMBER 31, 2000


                                                    DELIVERY IN CALENDAR YEAR ENDING
                                    -----------------------------------------------------------
                                                                                          After                    Rolling
Aircraft on Option*                 2001          2002          2003         2004          2004         Total      Options
----------------------------------------          ----          ----         ----         -----         -----      -------
B-737-600/700/800                    --             4             7            8            41            60         252
B-757-200                            --             5            12            3            --            20          70
B-767-300/300ER                      --            --             2            2             7            11          12
B-767-400                            --             2             5            5            12            24          13
B-777-200                            --             2             5            5             8            20          24
CRJ-100/200                          --            12            28           32           159           231          --
CRJ-700                              --            --            --            5           160           165          --
----------------------------------------          ----          ----         ----         -----         -----      -------
TOTAL                                --            25            59           60           387           531         371
========================================          ====          ====         ====         =====         =====      =======


* Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.


                                                             [Inside back cover]