Form 10-K405, Exhibit 13
period 2001-12-31
DELTA AIR LINES INC /DE/
filed 2002-03-28
CIK 27904

                                                                      EXHIBIT 13


                           "We are made wise not by
                           the recollection of our past,
                           but by the responsibility
                           for our future."



                                    [PHOTO]



                                                      [DELTA LOGO]
                                                      2001 Annual Report

                TO DELTA'S SHAREOWNERS, CUSTOMERS AND EMPLOYEES:


         [PHOTO]

         LEO F. MULLIN
         Chairman and Chief
         Executive Officer


         "It is...the strength of the foundation we have laid and the steps we take going forward that provide the best indicator of Delta's future. As George Bernard Shaw once said, `We are made wise not by the recollection of our past, but by the responsibility for our future.'"



The events and challenges of 2001 were unlike any encountered in our nation's history, and certainly unlike any in the history of aviation. Already in the middle of an economic decline that began in January 2001, the airline industry was shaken to its very roots on September 11 when terrorists turned commercial aircraft into weapons of mass destruction. The saga of how Delta worked through this crisis and its aftermath, and how we have maintained stability while positioning the company for a return to profitable growth, is a tribute to the strength and ingenuity of our entire team.

                                 MARCH 15, 2002


Leo F. Mullin (center) with United States Senators Tom Daschle and Don Nickles.


                                    [PHOTO]


Given the far-reaching consequences set in motion on September 11, it is easy to forget that not all of Delta's 2001 challenges began on that date. Even as the long-running economic boom of the last decade was weakened sharply early in 2001, the company was also working through difficult pilot contract negotiations at both Delta and Comair. Despite a painful 89-day strike at Comair, by the middle of the year, contracts that were beneficial to pilots at both airlines but that also provided a structure for continued profitable growth were in place. With these negotiations completed and an upturn in the economy just beginning, Delta was poised for recovery. But on September 11, everything changed.


SWIFT AND DECISIVE ACTION

On that date, for the first time ever, our nation's aviation system was called to a halt, grounding passengers, crew members, and aircraft in unplanned destinations. The skies were eerily silent and empty as airlines and the government worked together around the clock to design a safer and more secure air transportation system so that travel could resume. Though aircraft and crews were out of position, many passengers stranded, and many airports still closed, Delta's service levels were back to more than 85 percent of normal levels by the fifth day following the shutdown.

         In addition to these unprecedented operational and security demands, Delta and the rest of the industry also faced severe financial challenges. Passenger revenue had been reduced to zero during the shutdown, and travel demand declined dramatically following restart as a stunned public tried to absorb the dimensions of the tragedy. Delta played a key role in conveying to Congress and the Administration the seriousness of aviation's economic plight. The industry succeeded in obtaining $5 billion in cash aid (including $654 million for Delta) as well as a $10 billion loan guarantee program.

         The cash infusion provided welcome immediate relief, but only partially covered the huge losses associated with September 11.


                                                           2001 Annual Report  1

                 LETTER TO SHAREOWNERS, CUSTOMERS AND EMPLOYEES


With reduced revenues, weak demand, high fixed costs, and increasing expenses for security and insurance, the situation for our airline and the industry remained grim throughout 2001 and into 2002, despite the governmental help. Delta recorded a loss of $1 billion for the year and the industry as a whole posted a staggering $6 billion loss - the worst in aviation history.


                               [PHOTO]     [PHOTO]


From left to right:
Skycap Stacey Turnipseed

Passenger Service Agent Lori Ann Wallace assists a Delta passenger.

         Delta responded quickly, decisively, and aggressively to the challenges emanating from this financial stress, including:

- Rigorous assessments of the revenue picture, from the first signs of economic weakening in January 2001 through the crisis of September 11 and beyond.

- Fast reductions in mainline capacity without discontinuing any domestic destinations - leaving Delta poised for service recovery as demand returns.

- Difficult but necessary reductions in staffing - achieved almost entirely through voluntary programs such as leaves of absence, early retirement, and voluntary severance rather than layoffs.

- Commitment to security improvements through fast, thorough implementation of new procedures designed to provide a safe, secure environment for our passengers and our employees.

FOCUS ON ALLIANCES

While the immediate demands of 2001 required significant attention, Delta kept a constant eye on long-term strategic goals. As part of this focus, we strengthened SkyTeam(R), our international alliance, by adding Alitalia to a list of partners that already included Aeromexico, Air France, CSA Czech Airlines, and Korean Air. In addition, Delta won governmental approval for antitrust immunity between our airline and SkyTeam's European partners, permitting full


2  Delta Air Lines, Inc.

From left to right:
Airport Customer Service Representative Kumok Zajac


                               [PHOTO]    [PHOTO]


Ramp Customer Service Agent William Kofler

coordination of schedules and fares that will offer the maximum in convenience and competitive prices to SkyTeam customers.

RECOVERY PERIOD AHEAD

Now, as we move into 2002 and trends in passenger demand and revenue slowly begin to climb, our industry is in transition between crisis aftermath and initial recovery. From this point on, it is not the difficulties of 2001 that will determine Delta's success. It is instead the strength of the foundation we have laid and the steps we take going forward that provide the best indicator of Delta's future. As George Bernard Shaw once said, "We are made wise not by the recollection of our past, but by the responsibility for our future."

Our actions throughout 2001 reflected Delta's unwavering focus on recovery, including disciplined capacity control; continued development of a strong network through increased regional jet service and the expanding growth potential of SkyTeam; continued attention to capital infrastructure; and dedication to a strong partnership with Delta people.

         As a result, we are now poised to move past the storms and into that future, fully prepared, fully responsible, and fully certain that Delta's best days are still ahead.



/s/ Leo F. Mullin
--------------------
Leo F. Mullin
Chairman and Chief Executive Officer


                                                           2001 Annual Report  3

DELTA'S NETWORK OF CHOICES

This year, over 104 million passengers chose to fly Delta (including its wholly owned subsidiaries Atlantic Southeast Airlines, Inc. and Comair, Inc.) - more than any other airline.

Delta offers its customers a variety of choices to better serve their travel needs - whether domestic, international, business or leisure. The Delta Network consists of the following five distinctive, complementary and integrated products:

- Delta Mainline - the core of our hub and spoke system. Our strategically located hubs in Atlanta, Cincinnati, Dallas/Ft. Worth and Salt Lake City provide us with a strong route network that extends our reach around the world.

- Delta International - Delta is the #1 carrier across the Atlantic, offering 413 weekly departures and nonstop service in 32 markets. Delta's global reach is extended with its SkyTeam partners, Aeromexico, Air France, Alitalia, CSA Czech Airlines and Korean Air.


                          Delta domestic destinations


                                     [MAPS]


4       Delta Air Lines, Inc.

- Delta Connection - our regional jet carrier service provides passengers in small and medium-sized cities with greater access to their destinations. Delta Connection carriers include Atlantic Southeast Airlines, Comair, Atlantic Coast Airlines and SkyWest. Delta is an industry leader in the fast-growing regional jet market. As of December 31, 2001, 231 regional jets flew under Delta's code.

- Delta Shuttle - provides high-frequency service to our key business travelers, with 17 nonstop, hourly weekday departures between New York-La Guardia (Marine Air Terminal) and Boston-Logan International and 16 nonstop hourly weekday departures between New York-La Guardia (Marine Air Terminal) and Washington, D.C.-Ronald Reagan National airports. No reservations are required.

- Delta Express - is Delta's low-fare product, offering our leisure customers reliable service and a reserved seat assignment at a low price between the Northeast and Midwest to four Florida markets.


                                     [MAPS]


                                                           2001 Annual Report  5

NETWORK CHALLENGES

Early in the year, the U.S. and global economies began experiencing weakness, resulting in a decline in demand for air travel. In response, Delta's network strategy focused on reducing capacity, eliminating unprofitable routes and continuing to reallocate aircraft to core strength markets.

The events of September 11 created new challenges that severely impacted the airline industry. Following these tragic events, traffic decreased dramatically. In response, Delta reduced its scheduled capacity by 16 percent effective November 1. These reductions were achieved by:

- Reducing operations on high-frequency routes with high potential for traffic recapture.

-        Suspending winter service in seasonal markets.

-        Reducing international flying.

- Decreasing Delta Express capacity due to the decline in leisure travel demand.

- Continuing to use Delta's regional jets to provide additional service to Delta's mainline network from smaller, feeder markets.

In making these capacity reductions, our goals were to keep our route network intact and to minimize the impact on our customers, while achieving significant cost reductions.


                        Delta international destinations


                                     [MAPS]


6       Delta Air Lines, Inc.

ALLIANCE PARTNERSHIPS

Although focused on recovering from September 11, Delta continued executing its strategic alliance goals. In December, Delta announced the addition of a new SkyTeam partner, Alitalia, to provide additional travel opportunities to Italy and within Europe. Delta also increased its codesharing network by adding two new partners: Aerolitoral, to strengthen Delta's service between the U.S. and Mexico; and an innovative codeshare agreement with SNCF-French Rail to provide rail service from Paris' Charles de Gaulle International Airport to eight destinations in France. Delta also expanded its codesharing service with SkyTeam partner Air France to include eight new destinations in Europe, Africa and Asia, and with British European to five new destinations in Europe.

In January 2002, Delta and its European SkyTeam partners Air France, Alitalia and CSA Czech Airlines received final approval from the U.S. Department of Transportation for antitrust immunity that will permit the carriers to implement a more integrated airline alliance.

In February 2002, we announced plans to reinstate codesharing on Korean Air flights, beginning on May 1, 2002.


                                     [MAPS]


                                                           2001 Annual Report  7

                                    OFFICERS


Leo F. Mullin                               R. Michael Bell                             John C. Marshall
Chairman and Chief Executive Officer        Vice President - Schedule                   Vice President - Corporate Safety and
                                            Development                                 Compliance
Frederick W. Reid
President and Chief Operating Officer       Gerald A. Bemis                             James V. Maucere
                                            Vice President - Line Maintenance           Vice President - Base, Engine and
M. Michele Burns                            Operations                                  Component Maintenance
Executive Vice President and Chief
Financial Officer                           Harlan R. Bennett                           Patrice G. Miles
                                            Vice President - Revenue                    Vice President - Consumer Marketing
Robert L. Colman                            Management
Executive Vice President - Human                                                        Leon A. Piper
Resources                                   Harold L. Bevis                             Vice President - Worldwide Benefits
                                            Vice President - Public Affairs             and Health Resources
Vicki B. Escarra
Executive Vice President and Chief          Doug Blissit                                Udo Rieder
Marketing Officer                           Vice President - Network Analysis           Vice President - Engineering and
                                                                                        Planning
Edward H. Bastian                           John W. Boatright
Senior Vice President - Finance and         Vice President - Properties and             Gregory L. Riggs
Controller                                  Strategic Sourcing                          Vice President - Deputy General
                                                                                        Counsel and Assistant Secretary
Vincent F. Caminiti                         Walter A. Brill
Senior Vice President - e-Business          Vice President - Associate General          Debbie Siek
                                            Counsel                                     Vice President - Reservation Sales and
Anthony N. Charaf                                                                       Customer Care
Senior Vice President - Delta Air           Robert T. Cirulnick
Logistics                                   Vice President - Finance, In-Flight &       David J. Smith
                                            Operations                                  Vice President - Global Rewards and
W. Lamar Chesney                                                                        Recognition
Senior Vice President - Supply Chain        Paulette L. Corbin
Management                                  Vice President - Airport Customer           Belinda C. Stubblefield
                                            Service - West                              Vice President - Global Diversity
Robert S. Harkey
Senior Vice President - General             Richard W. Cordell                          William F. Wangerien
Counsel and Secretary                       Vice President - Airport Customer           Vice President - Operations Planning,
                                            Service - Central                           Control and Reliability
Subodh Karnik
Senior Vice President - Network and         Jack A. Daulton                             Patrick H. Wildenburg, Jr.
Revenue Management                          Vice President - Corporate Security         Vice President - Supply Chain
                                                                                        Management - Airline Operations
Lee A. Macenczak                            Christopher A. Duncan
Senior Vice President - Sales and           Vice President - Finance and Chief          Lemuel R. Wimbish, Jr.
Distribution                                Risk Officer                                Vice President - Atlanta Worldport

Paul G. Matsen                              Terry M. Erskine                            Michael M. Young
Senior Vice President - International       Vice President - Labor Relations            Vice President - Community Affairs
and Alliances
                                            Carolyn A. Ezzell                           Dean C. Arvidson
John N. Selvaggio                           Vice President - Atlantic Region            Assistant Secretary
Senior Vice President - Airport
Customer Service                            Michelle McKinney Frymire                   Susan T. Hudson
                                            Vice President - Finance - Sales,           Assistant Secretary
Thomas J. Slocum                            Marketing and International
Senior Vice President - Corporate                                                       Delta Subsidiaries
Communications                              Hank Halter
                                            Vice President - Finance and Assistant      Frederick W.P. Buttrell
Ray Valeika                                 Controller                                  President and Chief Executive Officer
Senior Vice President - Technical                                                       - Delta Connection, Inc.
Operations                                  Todd G. Helvie
                                            Vice President - Tax                        Jeffrey T. Fisher
James M. Whitehurst                                                                     Vice President and Chief Financial
Senior Vice President - Finance,            Leslie P. Klemperer                         Officer - Delta Connection, Inc.
Treasury and Business Development           Vice President - Associate General
                                            Counsel and Assistant Secretary             W. E. (Skip) Barnette
Sharon Wibben                                                                           President - ASA Holdings, Inc. and
Senior Vice President - In-Flight           William D. Kline                            Atlantic Southeast Airlines, Inc.
Service                                     Vice President - Organization
                                            Staffing & Development and Chief            Randy D. Rademacher
D. Scott Yohe                               Learning Officer                            President - Comair Holdings, Inc.
Senior Vice President - Government                                                      and Comair, Inc.
Affairs                                     Joseph C. Kolshak
                                            Vice President - Flight Operations          Curtis Robb
J. Mark Balloun                                                                         Acting President and Chief Executive
Vice President - Corporate Strategic        Joseph Licitra                              Officer - Delta Technology, Inc.
Planning                                    Vice President - Airport Customer
                                            Service - East                              Chief Information Officer
                                                                                        - Delta Air Lines, Inc.


8       Delta Air Lines, Inc.

                               BOARD OF DIRECTORS


Edwin L. Artzt                              George M.C. Fisher                          John F. Smith, Jr.
Non-Executive Chairman of the               Retired Chairman of the Board and           Chairman of the Board, General
Board, Spalding Holdings Corporation;       Chief Executive Officer, Eastman            Motors Corporation; Chairman
Retired Chairman of the Board and           Kodak Company                               of Catalyst
Chief Executive Officer, The Procter &
Gamble Company                              David R. Goode                              Joan E. Spero
                                            Chairman of the Board, President            President of the Doris Duke
James L. Broadhead                          and Chief Executive Officer, Norfolk        Charitable Foundation; Former U.S.
Retired Chairman of the Board               Southern Corporation                        Undersecretary of State for Economic,
and Chief Executive Officer,                                                            Business & Agricultural Affairs;
FPL Group, Inc. and Florida                 Gerald Grinstein                            Former executive of American Express
Power & Light Company                       Non-Executive Chairman of the               Company
                                            Board, Agilent Technologies, Inc.;
Edward H. Budd                              Retired Chairman of the Board,              Andrew J. Young
Retired Chairman of the Board and           Burlington Northern Santa Fe                Chairman of the Board and Senior
Chief Executive Officer, The Travelers      Corporation; Former Chief Executive         Partner, Goodworks International, Inc.;
Corporation                                 Officer, Western Air Lines, Inc.            Chairman of the Southern Africa
                                                                                        Enterprise Development Fund;
R. Eugene Cartledge                         Leo F. Mullin                               Former Mayor of Atlanta, Georgia;
Retired Chairman of the Board               Chairman of the Board and Chief             Former United States Ambassador to
and Chief Executive Officer, Union          Executive Officer, Delta Air Lines, Inc.;   the United Nations; Former member
Camp Corporation                            Former Vice Chairman, Unicom                of the U.S. House of Representatives
                                            Corporation and Commonwealth
Mary Johnston Evans                         Edison Company; Former President
Director of Household International,        and Chief Operating Officer, First
Inc., Moody's Corporation and               Chicago Corporation
Sunoco,Inc.

                                BOARD COMMITTEES


Audit                                       Corporate Strategy                         Finance
James L. Broadhead, Chairman                R. Eugene Cartledge, Chairman              Edwin L. Artzt, Chairman
Mary Johnston Evans                         Edwin L. Artzt                             Edward H. Budd
George M.C. Fisher                          James L. Broadhead                         R. Eugene Cartledge
Joan E. Spero                               Edward H. Budd                             David R. Goode
Andrew J. Young                             Gerald Grinstein                           Gerald Grinstein

Benefit Funds Investment                    Executive                                  Personnel & Compensation
Andrew J. Young, Chairman                   Gerald Grinstein, Chairman                 Edward H. Budd, Chairman
James L. Broadhead                          Edwin L. Artzt                             George M.C. Fisher
R. Eugene Cartledge                         James L. Broadhead                         David R. Goode
Mary Johnston Evans                         Edward H. Budd                             Gerald Grinstein
John F. Smith, Jr.                          R. Eugene Cartledge
                                            Mary Johnston Evans
Corporate Governance                        Andrew J. Young
Mary Johnston Evans, Chairman
James L. Broadhead
Gerald Grinstein
John F. Smith, Jr.
Andrew J. Young


                      DELTA BOARD COUNCIL REPRESENTATIVES


Nancy E. Bossert                            William M. Morey                            Larry J. Stites
Operational and Administrative              Reservation Sales and City Ticket           Airport Customer Service and Air
Support                                     Offices                                     Logistics

Michele F. Chase                            Kenneth R. Nowling                          Dale C. Williams
Field and Air Logistics Sales               Technical Operations                        In-Flight Service

Claudia S. Landau
Supervisory and Management

          REPRESENTATIVE OF AIR LINE PILOTS ASSOCIATION, INTERNATIONAL


Captain Dave A. Miller
Associate non-voting member of the
Board of Directors


                                                           2001 Annual Report  9

                      CONSOLIDATED FINANCIAL HIGHLIGHTS(*)
                     Years ended December 31, 2001 and 2000

Dollar amounts in millions, except per share data                             2001               2000            Change
-------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                      $  13,879            $ 16,741             (17)%
Operating expenses                                                      $  14,996            $ 15,003              --
Operating income (loss)                                                 $  (1,117)           $  1,738            (164)%
Operating margin                                                             (8.0)%              10.4%          (18.4)pts
Net income (loss)                                                       $  (1,027)           $    897            (214)%
Diluted earnings (loss) per share                                       $   (8.46)           $   6.81            (224)%
Passenger mile yield                                                        12.74(cent)         13.86(cent)        (8)%
Operating revenue per available seat mile                                    9.39(cent)         10.80(cent)       (13)%
Operating cost per available seat mile                                      10.14(cent)          9.68(cent)         5%
Dividends declared on common stock                                      $      12            $     12              --
Dividends per common share                                                  10.00(cent)         10.00(cent)        --
Common shares issued and outstanding at year end (thousands)              123,246             123,013              --

                                      CONSOLIDATED OPERATING HIGHLIGHTS
                                    Years ended December 31, 2001 and 2000

                                                                              2001               2000            Change
-------------------------------------------------------------------------------------------------------------------------
Revenue passengers enplaned (thousands)                                   104,943             119,930             (12)%
Revenue passenger miles (millions)                                        101,717             112,998             (10)%
Available seat miles (millions)                                           147,837             154,974              (5)%
Passenger load factor                                                        68.8%               72.9%           (4.1)pts
Breakeven passenger load factor(*)                                           74.7%               64.8%            9.9 pts
Cargo ton miles (millions)                                                  1,583               1,855             (15)%
Cargo ton mile yield                                                        31.95(cent)         31.46(cent)         2%
Fuel gallons consumed (millions)                                            2,649               2,922              (9)%
Average aircraft fuel price per gallon, net of hedging gains                68.60(cent)         67.38(cent)         2%
Number of aircraft in fleet at year end                                       814                 831              (2)%
Average age of aircraft fleet at year end (years)                             9.1                 9.6              (5)%
Average aircraft utilization (hours per day)                                  7.3                 8.0              (9)%
End of year full-time equivalent employees                                 76,273              83,952              (9)%


(*)Excludes unusual items. For information regarding unusual items, see pages 13-14.


                              INDEX TO FINANCIALS

11     Glossary of Defined Terms

12 Management's Discussion and Analysis of Financial Condition and Results of Operations

24     Consolidated Balance Sheets

26     Consolidated Statements of Operations

27     Consolidated Statements of Cash Flows

28     Consolidated Statements of Shareowners' Equity

29     Notes to the Consolidated Financial Statements

55     Report of Independent Public Accountants

55     Report of Management

56     Consolidated Summary of Operations

58     Business Description

58     Shareowner Information

59     Delta's Aircraft Fleet (Inside Back Cover)


10  Delta Air Lines, Inc.

                           GLOSSARY OF DEFINED TERMS


Accumulated Postretirement Benefit Obligation - a measure of the deferred compensation obligation, other than pensions, that Delta has to its employees under postretirement welfare benefit plans.

Air Traffic Liability - a liability on Delta's Consolidated Balance Sheets that represents the sale of passenger tickets for which services have not yet been provided. As the transportation service is provided by Delta, the amount is removed from air traffic liability and is recognized as revenue.

ASM - Available Seat Mile. A measure of capacity which is calculated by multiplying the total number of seats available for transporting passengers by the total number of miles flown during a reporting period.

Cargo Ton Miles - the total number of tons of cargo transported during a reporting period, multiplied by the total number of miles cargo is flown.

CASM - (Operating) Cost per Available Seat Mile. The amount of operating cost incurred per available seat mile during a reporting period. Also referred to as unit cost.

Collective Bargaining Agreement - an agreement between an employer and a union representing a group of employees which details pay rates and working conditions for that group of employees.

Common Stock - the common stock, par value $1.50 per share, of Delta Air Lines, Inc.

ERISA - The Employee Retirement Income Security Act of 1974. This federal law governs employee benefit and retirement plans.

Fuel Price Neutralized CASM - the amount of operating cost incurred per available seat mile during a reporting period, adjusting fuel price to equal the prior year.

Net Debt-to-Capital Ratio - a measure of leverage which is calculated by dividing net debt by total capitalization. Net debt includes short-term and long-term debt, capital lease obligations and the present value of operating lease obligations, reduced by cash and short-term investments. Capital includes total debt and shareowners' equity, including Series B ESOP Convertible Preferred Stock.

Operating Margin - operating income divided by operating revenues.

Passenger Load Factor - a measure of available seating capacity that is used which is calculated by dividing RPMs by ASMs for a reporting period.

Passenger Mile Yield - amount of passenger revenue earned per revenue passenger mile during a reporting period.

Projected Benefit Obligation - a measure of the deferred compensation obligation that Delta has to its employees under its pension plans.

RASM - (Operating) Revenue per Available Seat Mile. The amount of operating revenue earned per available seat mile during a reporting period. Also referred to as unit revenue.

RPM - Revenue Passenger Mile. One revenue-paying passenger transported one mile. RPMs are calculated by multiplying the number of revenue passengers by the number of miles they are flown for the reporting period.

Series B ESOP Convertible Preferred Stock - convertible preferred stock, $1.00 par value, $72.00 stated and liquidation value, which is allocated to participants as part of the Employee Stock Ownership Plan (ESOP).

Ton Mile Yield - amount of cargo revenue earned per cargo ton mile during a reporting period.

Working Capital Position - current assets minus current liabilities.


                                                          2001 Annual Report  11

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

Our financial results for the year ended December 31, 2001 were materially affected by the terrorist attacks on the United States on September 11, 2001, the slowing U.S. and world economies and pilot labor issues at both Delta and Comair, Inc. (Comair).

SEPTEMBER 11, 2001 TERRORIST ATTACKS

On September 11, 2001, four commercial aircraft were hijacked by terrorists and crashed into The World Trade Center in New York City, the Pentagon in northern Virginia and a field in Pennsylvania. These attacks resulted in an overwhelming loss of life and extensive property damage.

         In response to the terrorist attacks, the Federal Aviation Administration (FAA) closed U.S. airspace, prohibiting all flights to, from and within the U.S. Airports reopened on September 13, 2001, except for Ronald Reagan National Airport in Washington, D.C., which partially reopened on October 4, 2001. During the period when airports were closed, we earned no revenues but continued to incur many of our normal operating costs. For several days after airports were reopened, we were able to operate only a portion of our scheduled flights.

         When flights were permitted to resume, our passenger traffic and yields were significantly lower than before the attacks. In addition, new security directives increased our costs and negatively impacted our ability to operate a pre-September 11 schedule. We estimate that the September 11 terrorist attacks negatively impacted our revenues by approximately $1.25 billion for the year. This is in addition to revenues that were adversely affected by the slowing U.S. and world economies and the pilot labor issues at Delta and Comair.

         Due to the significant reduction in traffic, we reduced our scheduled capacity by 16% effective November 1, 2001. In making these capacity reductions, our goals were to keep our route network intact and to minimize the impact on our customers, while achieving significant cost reductions. Accordingly, we focused on reducing service on high-frequency routes with high potential for recapturing traffic, suspending winter service in seasonal markets, reducing international flying, decreasing Delta Express capacity and using regional jets to maintain presence and to provide mainline connecting traffic.

         As a result of the capacity reductions, we have reduced staffing levels by approximately 11,000 employees across all major work groups at December 31, 2001. Approximately 10,000 Delta employees elected to participate in one of Delta's voluntary programs, which include leaves of absence, severance and an early retirement program. Involuntary reductions are expected to affect approximately 1,700 employees, which includes the furlough of approximately 1,400 pilots. Approximately 400 pilot furloughs occurred in 2001 and approximately 1,000 are expected to occur in 2002. We recorded a $566 million charge relating to the staffing reductions, $475 million of which relates to the early retirement and voluntary leave of absence programs, while the remaining $91 million relates to severance and related costs. As of December 31, 2001, approximately $44 million had been paid for severance and related costs. An additional $47 million is expected to be paid in 2002.

         On September 22, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act (Stabilization Act), which is intended to preserve the viability of the U.S. air transportation system. Among other things, the Stabilization Act (1) provides for payments from the U.S. Government totaling $5 billion to compensate U.S. air carriers for losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks; and (2) authorizes, subject to certain conditions, the issuance of federal loan guarantees totaling up to $10 billion to U.S. air carriers. We have recognized $634 million in compensation under the Stabilization Act, $556 million of which was received in 2001. For additional information about the Stabilization Act and the compensation payable to us under that statute, see Note 2 of the Notes to the Consolidated Financial Statements.

U.S. AND WORLD ECONOMIES

Prior to September 11, the slowing economy reduced the demand for air travel among both business and leisure passengers. This decline in demand negatively impacted our passenger traffic and yield for the year. As a result of the September 11 terrorist attacks, the business environment significantly worsened.


12  Delta Air Lines, Inc.

DELTA PILOT LABOR ISSUES

In December 2000, we canceled a substantial number of flights due to a job action by some Delta pilots which significantly reduced pilot availability for overtime (or additional) flying. To provide more reliable service to our customers, we lowered the need for overtime flying by reducing Delta's mainline flight schedule from the previously planned levels by 2.7% for the March 2001 quarter and 2.4% for the June 2001 quarter.

         Public concern over a possible strike by Delta pilots relating to the then ongoing collective bargaining negotiations caused some customers to make reservations and travel with airlines other than Delta during the six months ended June 30, 2001. On June 20, 2001, Delta pilots ratified a new collective bargaining agreement, avoiding a possible strike.

COMAIR PILOT LABOR ISSUES

On March 26, 2001, Comair pilots began a strike, which continued until June 22, 2001 when they ratified a new collective bargaining agreement. As a result of this 89-day strike, Comair suspended its operations between March 26, 2001 and July 1, 2001. Comair resumed partial service on July 2, 2001, and gradually began restoring service through the year. Comair's service was fully restored to its pre-strike levels during January 2002. We estimate that the Comair strike negatively impacted our revenues by approximately $680 million in 2001. Additional negative impacts of the strike include added costs to retrain Comair pilots and rebuild the Comair workforce.


OUTLOOK

2002 will be a challenging year. The events of September 11 continue to materially affect our revenues due to a decline in traffic and yield. While the business environment is slowly recovering, traffic and yield remain well below last year's level. In January 2002, our revenue decreased 23%, traffic declined 10% and yield fell 15% compared to January 2001.

         We expect significant cost pressures to continue in 2002. These include increased (1) security costs and premiums for war and terrorism risk insurance due to the events of September 11; (2) interest expense resulting from higher levels of outstanding debt; and (3) pension expense due to the decrease in the fair value of our pension plan assets resulting from the stock market decline and to the new Delta pilot contract. During 2002, we expect to incur unusual operating costs of approximately $130 million. These nonrecurring expenses are a direct cost of our capacity reductions and represent the temporary carrying cost of surplus pilots, as well as requalification training and relocation costs.

         To help offset the impact of revenue declines and cost pressures, we have implemented a cost reduction program. The primary elements of this program are (1) the reduction of our staffing levels by approximately 12,000 employees;
(2) capacity reductions, including the accelerated retirement of certain aircraft types; and (3) a detailed line item review of all other elements of our cost structure. Our capacity reductions will remain in place through at least the March 2002 quarter, with the pace of passenger revenue recovery deter-mining our mainline capacity plans for the remainder of the year. Due to the changing business environment, we continue to refine many of our cost estimates for 2002.

         Based on the above, we expect to report a significant loss for the March 2002 quarter. The continuing impact of September 11 on our future financial condition and results of operations will depend on, among other things, the duration and magnitude of the adverse impact of the terrorist attacks on the demand for air travel and the business environment. Assuming traffic and yields continue to improve during 2002, we believe we may be profitable by the end of the year.


2001 COMPARED TO 2000

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE (EPS)

Excluding the unusual items described below, our net loss was $1.0 billion ($8.46 diluted EPS) in 2001 compared to net income of $897 million ($6.81 diluted EPS) in 2000. Including the unusual items described below, we recorded a net loss of $1.2 billion ($9.99 diluted EPS) in 2001, and net income of $828 million ($6.28 diluted EPS) in 2000.


UNUSUAL ITEMS

Our results of operations for 2001 and 2000 include the following items, which are collectively referred to as "unusual items" in this discussion of 2001 compared to 2000:


                                                          2001 Annual Report  13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


2001

Gains:

- A $634 million gain ($392 million net of tax, or $3.18 diluted EPS) that reflects the compensation we recognized under the Stabilization Act (see
    Note 2 of the Notes to the Consolidated Financial Statements).

- A $111 million gain ($68 million net of tax, or $0.55 diluted EPS) on the sale of our equity interest in SkyWest, Inc., the parent company of SkyWest Airlines (see Note 3 of the Notes to the Consolidated Financial Statements).

- A $68 million non-cash gain ($41 million net of tax, or $0.33 diluted EPS) for fair market value adjustments of financial instruments accounted for under Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." These gains relate to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in other companies, primarily priceline.com Incorporated (priceline) (see Note 4 of the Notes to the Consolidated Financial Statements).

- An $11 million gain ($7 million net of tax, or $0.06 diluted EPS) from the sale of our equity interest in Equant, N.V. (Equant), an international data network services company (see Note 3 of the Notes to the Consolidated Financial Statements).

Charges:

- $1.1 billion ($695 million net of tax, or $5.63 diluted EPS) in asset writedowns and other nonrecurring items. This primarily relates to charges for early retirement and severance costs relating to our staffing reductions, charges for the impairment and early retirement of certain aircraft and charges for discontinued contracts, facilities and information technology projects (see Note 9 of the Notes to the Consolidated Financial Statements).

2000

Gains:

- A $301 million gain ($184 million net of tax, or $1.40 diluted EPS) from the sale of investments. This includes a $73 million gain from the sale of 1.2 million shares of priceline common stock and a $228 million non-cash gain from the exchange of six million shares of priceline common stock for priceline preferred stock (see Note 3 of the Notes to the Consolidated Financial Statements).

- A $16 million one-time, non-cash gain ($10 million net of tax, or $0.07 diluted EPS), related to our equity investment in WORLDSPAN, L.P. (Worldspan), a computer reservations system partnership. This gain represents our share of Worldspan's favorable outcome in certain arbitration proceedings.

Charges:

- A $164 million cumulative effect, non-cash charge ($100 million net of tax, or $0.77 diluted EPS), resulting from our adoption of SFAS 133 on July 1, 2000 (see Note 4 of the Notes to the Consolidated Financial Statements).

-   A $159 million non-cash charge ($97 million net of tax, or $0.74 diluted
    EPS) for fair market value adjustments of financial instruments accounted for under SFAS 133 (see Note 4 of the Notes to the Consolidated Financial Statements).

- A $108 million charge ($66 million net of tax, or $0.50 diluted EPS) for nonrecurring items. This includes charges of $86 million for an early retirement medical option program for eligible employees and $22 million related to our decision to close our Pacific gateway in Portland, Oregon (see Note 9 of the Notes to the Consolidated Financial Statements).

- A $7 million charge ($4 million net of tax, or $0.03 diluted EPS) for the early extinguishment of certain debt obligations.


OPERATING REVENUES

Operating revenues were $13.9 billion in 2001, decreasing 17% from $16.7 billion in 2000. Passenger revenues fell 17% to $13.0 billion, reflecting a 10% decrease in RPMs on a capacity decline of 5%, and an 8% decrease in passenger mile yield to 12.74(cent). These decreases were primarily the result of the effects of the terrorist attacks on September 11, the slowing U.S. and world economies and pilot labor issues at both Delta and Comair.

North American Passenger Revenues

North American passenger revenues fell 19% to $10.6 billion. RPMs decreased 11% on a capacity decrease of 6%, while passenger mile yield decreased 9%. These decreases resulted from the terrorist attacks, the slowing economy and pilot labor issues.


14  Delta Air Lines, Inc.

International Passenger Revenues

International passenger revenues decreased 6% to $2.3 billion. RPMs fell 6% mainly due to the terrorist attacks on September 11 and the slowing U.S. and world economies. Passenger mile yield remained flat while capacity increased 2%, reflecting our international expansion, particularly in Latin American markets.

Cargo and Other Revenues

Cargo revenues decreased 13% to $506 million primarily due to the effects of the terrorist attacks on September 11, including the implementation of new FAA restrictions on cargo, and the slowing U.S. and world economies. The FAA restrictions prohibit passenger airlines from transporting mail weighing more than 16 ounces, which represented close to 50% of our mail business. Cargo ton miles decreased 15% and cargo ton mile yield increased 2%. Other revenues decreased 18% to $409 million, primarily due to lower codeshare revenues, resulting from the terrorist attacks on September 11 and the slowing U.S. and world economies.


OPERATING EXPENSES

Excluding unusual items, operating expenses remained flat at $15.0 billion, CASM rose 5% to 10.14(cent), and fuel price neutralized CASM grew 5% to 10.12(cent). Including unusual items, operating expenses for 2001 totaled $15.5 billion, increasing 2% from $15.1 billion in 2000. CASM rose 7% to 10.47(cent), and fuel price neutralized CASM grew 7% to 10.45(cent). Operating capacity decreased 5% to 148 billion ASMs. The increase in CASM is primarily related to a reduction in capacity due to the terrorist attacks on September 11 and pilot labor issues at Delta and Comair, as well as an increase in asset writedowns and other nonrecurring items and higher salaries and related costs.

         Salaries and related costs increased 3% during 2001 to $6.1 billion. The increase in salaries and related costs primarily relates to increased costs associated with the new pilot contract.

         Aircraft fuel expense decreased 8% in 2001. The average fuel price per gallon rose 2% to 68.60(cent). Total gallons consumed decreased 9% due primarily to the decrease in flights resulting from the September 11 terrorist attacks and the Comair pilot strike, as well as fuel efficiencies realized from our fleet renewal efforts. Our fuel cost is shown net of fuel hedge gains of $299 million for 2001 and $684 million for 2000. Approximately 58% and 67% of our aircraft fuel requirements were hedged during 2001 and 2000, respectively. For additional information about our fuel hedge contracts, see Note 4 of the Notes to the Consolidated Financial Statements.

         Depreciation and amortization expense rose 8% in 2001 due to the acquisition of additional aircraft and ground equipment. Other selling expenses decreased 10% due to a lower volume of credit card charges resulting from lower revenue.

         Passenger commissions expense declined 18%, primarily as a result of lower passenger revenues. Contracted services expense increased 5% as a result of rate increases for building and equipment maintenance and increased security costs.

         Landing fees and other rents rose 1% due to increased rates at various locations, partially offset by the impact of the Comair strike. Aircraft rent expense decreased 1% due to a decrease in the number of leased aircraft. Aircraft maintenance materials and outside repairs expense grew 11% due to the timing of certain maintenance work. Passenger service expense decreased 1%. Other operating expenses decreased 4% as a result of lower fuel-related taxes, interrupted trip expenses and professional fees, partially offset by new uniform costs and higher insurance expenses.


OPERATING INCOME AND OPERATING MARGIN

Excluding unusual items, we incurred an operating loss of $1.1 billion in 2001, compared to operating income of $1.7 billion in 2000. Operating margin excluding unusual items was (8%) and 10% for 2001 and 2000, respectively. Including unusual items, we incurred an operating loss of $1.6 billion in 2001, compared to operating income of $1.6 billion in 2000. Operating margin including unusual items was (12%) and 10% for 2001 and 2000, respectively.


OTHER INCOME (EXPENSE)

Other expense totaled $262 million during 2001, compared to other expense of $88 million in 2000. This change is attributable to the following:

- net gain from the sale of investments decreased $174 million in 2001 compared to 2000 (see Note 3 of the Notes to the Consolidated Financial Statements);

- net interest expense increased $153 million in 2001 due to higher levels of outstanding debt;


                                                          2001 Annual Report  15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


- miscellaneous income decreased $74 million mainly due to a decrease in our equity earnings from Worldspan; and

- a $68 million gain in 2001 compared to a $159 million loss in 2000 related to fair market value adjustments of SFAS 133 derivatives mainly due to changes in the price of the underlying common stock (see Note 4 of the Notes to the Consolidated Financial Statements).


2000 COMPARED TO 1999

NET INCOME AND EARNINGS PER SHARE (EPS)

Excluding the unusual items described below, net income was $897 million ($6.81 diluted EPS) in 2000, compared to $1.0 billion ($6.79 diluted EPS) in 1999. Including unusual items, our net income was $828 million ($6.28 diluted EPS) in 2000, compared to net income of $1.2 billion ($8.15 diluted EPS) in 1999.

    Our 1999 results include the results of operations of Comair Holdings, Inc. from November 22, 1999 and ASA Holdings, Inc. from April 1, 1999. Comair Holdings and ASA Holdings are the parent companies of regional jet carriers Comair and Atlantic Southeast Airlines, Inc. (ASA), respectively. See Note 19 of the Notes to the Consolidated Financial Statements for additional information about our acquisitions of these companies.


UNUSUAL ITEMS

Our results of operations for 2000 and 1999 include the following items, which are collectively referred to as "unusual items" in this discussion of 2000 compared to 1999:


2000

The unusual items for 2000 are listed under "Unusual Items - 2000" on page 14 of this Annual Report.


1999

Gains:

- A $927 million gain ($565 million net of tax, or $3.83 diluted EPS) from the sale of investments, including: (1) $711 million from the sale of 11.1 million shares of priceline common stock; (2) $137 million from the sale of our equity interest in Singapore Airlines Limited; (3) $50 million from the sale of a portion of our equity interest in Equant; and (4) $29 million from the sale of our equity interest in SAirGroup, the holding company of Swissair (see Note 3 of the Notes to the Consolidated Financial Statements).

Charges:

- A $469 million charge ($286 million net of tax, or $1.94 diluted EPS) for asset writedowns and other nonrecurring items. This includes charges of $320 million for an asset writedown resulting from our decision to retire certain aircraft earlier than previously planned and $149 million for asset impairment losses (see Note 9 of the Notes to the Consolidated Financial Statements).

-   An $89 million non-cash charge ($54 million net of tax, or $0.37 diluted
    EPS) from the cumulative effect of a change in accounting principle resulting from our January 1, 1999 adoption of SEC Staff Accounting Bulletin
    (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 required us to change our method of accounting for the sale of frequent flyer mileage credits to participating partners (see Note 6 of the Notes to the Consolidated Financial Statements).

- A $40 million charge ($24 million net of tax, or $0.16 diluted EPS) for the early extinguishment of certain long-term debt obligations.


OPERATING REVENUES

Operating revenues were $16.7 billion in 2000, increasing 12% from $14.9 billion in 1999. Passenger revenue growth of 12% reflects a 6% increase in RPMs on capacity growth of 5%, and a 5% increase in passenger mile yield to 13.86(cent). Excluding Comair and ASA, RPMs grew 3% on capacity growth of 2%.

North American Passenger Revenues

North American passenger revenues grew 11% to $13.2 billion, driven by a 6% increase in RPMs on capacity growth of 6%, and a 4% rise in passenger mile yield. The increase in RPMs was due to the inclusion of Comair and ASA, favor-able economic conditions and the expansion of our fleet. The growth in traffic was partially offset by flight cancellations due to severe winter weather conditions and reduced flying by some Delta pilots during December 2000. The increase in passenger mile yield was largely a result of the full-year impact of Comair and ASA and improved revenue management systems, partially offset by increased low-fare competition and capacity increases by competitors.


16  Delta Air Lines, Inc.

International Passenger Revenues

International passenger revenues increased 20% to $2.5 billion. RPMs rose 7% on capacity growth of 5%, and passenger mile yield increased 12%. The increase in RPMs reflects our expansion into Latin America, which resulted in 24% traffic growth in that region during 2000. The increased passenger mile yield reflects strong demand and improved revenue management systems.

Cargo and Other Revenues

Cargo revenues increased 4% to $583 million, reflecting a 6% increase in cargo ton miles partially offset by a 2% decline in ton mile yield. The increase in cargo ton miles was primarily caused by overall capacity increases and higher mail volume from the growth in e-commerce activity. The decrease in ton mile yield was due to pricing pressure from industry-wide capacity growth in international markets. Other revenues increased 34% to $501 million, mainly a result of higher revenues from joint marketing programs, codeshare activity and administrative service charges.


OPERATING EXPENSES

Excluding unusual items, operating expenses in 2000 were $15.0 billion, increasing 15% from $13.1 billion in 1999; CASM rose 9% to 9.68(cent) and fuel price neutralized CASM increased 5% to 9.37(cent). Including unusual items, operating expenses in 2000 totaled $15.1 billion, increasing 11% from $13.6 billion in 1999; CASM increased 6% to 9.75(cent) and fuel price neutralized CASM grew 2% to 9.44(cent). Operating capacity rose 5% to 155 billion ASMs. The increase in CASM is primarily related to an increase in salaries and related costs as well as higher fuel expense.

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

         Aircraft fuel expense increased 39% in 2000. The average fuel price per gallon rose 32% to 67.38(cent). Total gallons consumed increased 5% due to increased operations. Our fuel cost is shown net of fuel hedge gains of $684 million in 2000 and $79 million in 1999. Approximately 67% and 75% of our aircraft fuel requirements were hedged during 2000 and 1999, respectively. On July 1, 2000, we adopted SFAS 133, which changed the way we account for our fuel hedge contracts. See Note 4 for additional information on our fuel hedge contracts.

         Depreciation and amortization expense rose 12% due to the acquisition of additional aircraft and ground equipment, as well as the full-year impact of Comair and ASA. Other selling expenses increased 10%, primarily caused by higher credit card charges and booking fees that resulted from higher passenger volume.

         Passenger commissions expense fell 16%, a result of changes to our travel agent commission rates and our customers' increased use of lower-cost distribution channels such as the Internet. Internet sales accounted for approximately 9% of total revenue flown in 2000 compared to 4% in 1999. Contracted services expense increased 17%, a result of the inclusion of an entire year of Comair and ASA, as well as higher costs related to customer service and technology initiatives.

         Landing fees and other rents rose 7%, aircraft rent expense increased 19% and aircraft maintenance materials and outside repairs expense grew 22%, mainly a result of the inclusion of Comair and ASA. Passenger service expense decreased 6%, reflecting process improvements. Other operating expenses increased 13% due to higher professional fees, supply costs and interrupted operations expenses, as well as the inclusion of Comair and ASA.


OPERATING INCOME AND OPERATING MARGIN

Excluding unusual items, operating income totaled $1.7 billion in 2000, compared to $1.8 billion in 1999. Operating margin excluding unusual items decreased to 10% during 2000 from 12% in 1999. Including unusual items, operating income totaled $1.6 billion in 2000 and $1.3 billion in 1999. Operating margin including unusual items was 10% in 2000, compared to 9% in 1999.


                                                          2001 Annual Report  17

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OTHER INCOME (EXPENSE)

Other expense totaled $88 million during 2000, compared to other income of $775 million during 1999. This change is primarily attributable to the following:

- net gain from the sale of investments decreased $626 million in 2000 compared to 1999 (see Note 3 of the Notes to the Consolidated Financial Statements);

- we had a $159 million charge in 2000 for fair market value adjustments of financial instruments accounted for under SFAS 133 (see Note 4 of the Notes to the Consolidated Financial Statements); and

- net interest expense increased $131 million in 2000 due to higher levels of outstanding debt and higher interest rates.


FINANCIAL CONDITION AND LIQUIDITY

2001

Cash, cash equivalents and short-term investments totaled $2.2 billion at December 31, 2001, compared to $1.6 billion at December 31, 2000. Our principal sources and uses of cash during 2001 are summarized below.


SOURCES

-   Issued $2.3 billion of secured long-term debt.

- Received $701 million from short-term obligations and notes payable, including borrowing a net $625 million under our 1997 Bank Credit Agreement.

- Received $498 million from the issuance of Special Facilities Revenue Bonds by the Massachusetts Port Authority. These proceeds will finance the redevelopment and expansion of certain Delta facilities at Boston-Logan International Airport (see Note 8 of the Notes to the Consolidated Financial Statements).

- Received $286 million from the sale of investments in priceline, SkyWest and Equant.

- Generated $236 million of cash from operations (including $556 million in Stabilization Act compensation and a $70 million Worldspan dividend).

-   Received $66 million from the sale of flight equipment.


USES

-   Invested $2.3 billion in flight equipment, including advance payments.

- Placed $485 million in a restricted trust to finance the redevelopment and expansion of certain Delta facilities at Boston-Logan International Airport (see Note 8 of the Notes to the Consolidated Financial Statements).

-   Invested $472 million in ground property and equipment.

- Used $173 million for payments on long-term debt and capital lease obligations.

- Paid $40 million in cash dividends on preferred and common stock. A portion of the dividends paid on preferred shares are used in our ESOP program (see
    Note 12 of the Notes to the Consolidated Financial Statements) and are not reflected in our Consolidated Statements of Operations.

         Debt and capital lease obligations, including current maturities and short-term obligations, totaled $9.4 billion at December 31, 2001, compared to $6.0 billion at December 31, 2000. Shareowners' equity was $3.8 billion at December 31, 2001 and $5.3 billion at December 31, 2000. Our net debt-to-capital ratio, which includes implied debt from operating leases, was 80% at December 31, 2001 and 71% at December 31, 2000.


WORKING CAPITAL POSITION

As of December 31, 2001, we had a negative working capital position of $2.8 billion, compared to negative working capital of $2.0 billion at December 31, 2000. A negative working capital position is normal for us, typically due to our air traffic liability. The change in our working capital position since December 31, 2000 was primarily the result of the negative impact on our revenues resulting from the September 11 terrorist attacks, the slowing U.S. and world economies, and a decrease in the fair market value of our short-term fuel hedge contracts.

         As a result of the September 11 terrorist attacks, we have taken, and are continuing to take, certain actions to strengthen our liquidity. These include:

- Increasing our cash position by issuing $2.1 billion of long-term debt for general corporate purposes. These financings are secured by a total of 55 mainline aircraft owned by Delta. For additional information about these financings, see Note 8 of the Notes to the Consolidated Financial Statements.

-   Selling our equity interest in SkyWest, Inc. for $125 million.

- Entering into amendments under three existing credit facilities: the 1997 Bank Credit Agreement and two bank agreements for letters of credit that back certain of our obligations. Under the amendments, the banks in each facility relaxed financial covenants that limit the amount


18  Delta Air Lines, Inc.

    of secured debt, current debt and other debt that we may have outstanding. We repaid $625 million of the $1.25 billion of borrowings then outstanding under the 1997 Bank Credit Agreement, reduced to $625 million the banks' total lending commitment under that agreement and paid certain fees to the banks in each facility.

- Reducing our capacity by 16% from scheduled levels effective November 1, 2001 to better match capacity to depressed demand, and reducing staffing by approximately 12,000 employees to match staffing to our reduced capacity.

- Entering into a short-term secured loan agreement to borrow up to $625 million for general corporate purposes. No amounts were outstanding under this facility at December 31, 2001.

         In addition, on January 17, 2002, we announced a revised mainline fleet strategy for 2002 and 2003. Under this revised strategy, we will take delivery of eight new mainline aircraft during 2002 and five in 2003, and will defer delivery of 39 (20 firm orders and 19 options) of the 52 mainline aircraft originally planned for delivery during that period. These deliveries, along with 11 mainline aircraft for which we took title in late December 2001, will enable us to accelerate the planned retirement of our B-727 fleet from 2005 to 2003. We also entered into an agreement to obtain up to $935 million of secured debt financing relating to the mainline aircraft for which we took title in late December 2001 and the mainline aircraft to be delivered in 2002. There were no borrowings outstanding under this facility at December 31, 2001.

         During 2002, we will take delivery of 60 regional jets. We have obtained long-term, secured financing commitments for a substantial portion of the purchase price of these aircraft.

         On January 25, 2002, we sold in a private placement $176 million principal amount of a new, subordinated tranche of the 2000-1 enhanced equipment trust certificates. The new Series D Certificates bear interest at 9.11% per year and are due on November 18, 2005.

         For additional information about our long-term debt and financing arrangements, see Note 8 of the Notes to the Consolidated Financial Statements.

         We expect to meet our obligations as they become due through available cash, short-term investments, internally generated funds, borrowings and Stabilization Act compensation. Additionally, we have unencumbered assets available for use in potential financing transactions. We have not determined whether to apply for federal loan guarantees under the Stabilization Act. While we expect there to be financing available to us on commercially reasonable terms, this cannot be assured.

CREDIT RATINGS

At December 31, 2000, our senior unsecured long-term debt was rated Baa3 by Moody's and BBB- by Standard & Poor's. After September 11, both rating agencies downgraded the credit ratings of airlines, including us. At December 31, 2001, our senior unsecured long-term debt was rated Ba3 by Moody's and BB by Standard & Poor's. Moody's announced that its ratings outlook for us is negative. Standard & Poor's stated that our debt securities remain on credit watch for possible further downgrade.

         The lowering of our credit ratings could negatively impact our ability to issue debt, to renew outstanding letters of credit which back certain of our obligations and to obtain certain financial instruments that we use in our fuel hedging program. It could also increase the cost of these transactions. As discussed in Note 18 of the Notes to the Consolidated Financial Statements, we may be required to repurchase outstanding receivables that we sold to a third party ($212 million at December 31, 2001) if our senior unsecured long-term debt is rated below Ba2 by Moody's and below BB by Standard & Poor's.

         We have obtained from third parties a $424 million letter of credit relating to the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes and letters of credit totaling $409 million relating to bonds issued by various municipalities to finance certain airport facilities leased to us. Certain of the obligations that these letters of credit enhance are included in our Consolidated Balance Sheets. As discussed under "Series C ESOP Notes" and "Letter of Credit Enhanced Municipal Bonds" in Note 8 of the Notes to the Consolidated Financial Statements, we may be required to accelerate the repayment of these obligations if we do not extend those letters of credit prior to their expiration dates, which occur between May 19, 2003 and December 4, 2003.


                                                          2001 Annual Report  19

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


PRIOR YEARS


2000

During 2000, our principal sources of funds were $2.9 billion of cash from operations, $1.9 billion from the issuance of long-term debt (including $1.5 billion of secured debt), $384 million from the sale and leaseback of regional jets and the sale of other flight equipment and $73 million from the sale of priceline common stock. In addition, we received $33 million from the issuance of common stock. We invested $3.4 billion in flight equipment and $634 million in technology and ground property and equipment. We also made payments of $972 million on debt and capital lease obligations and paid $232 million to complete our acquisition of Comair Holdings. In addition, we repurchased $502 million of common stock and paid $40 million in cash dividends on preferred and common stock.

1999

During 1999, our principal sources of funds were $5.0 billion from the issuance of long-term and short-term debt, $2.6 billion of cash from operations and $1.4 billion from the sale of investments and flight equipment. In addition, we received $104 million from the issuance of common stock. We invested $2.5 billion in flight equipment and $558 million in ground property and equipment. We also invested $1.6 billion to acquire a majority interest in Comair Holdings and $700 million to acquire ASA Holdings, and made payments of $2.2 billion on debt and capital lease obligations. In addition, we repurchased $625 million of common stock and paid $43 million in cash dividends on preferred and common stock.


FINANCIAL POSITION


DECEMBER 31, 2001 COMPARED TO DECEMBER 31,2000

This section discusses certain changes in our Consolidated Balance Sheets which are not otherwise discussed in Management's Discussion and Analysis.

         Prepaid expenses and other decreased by 36%, or $128 million, primarily due to a decrease in prepaid travel agency commissions due to lower sales and a decrease in fuel inventory. Investments in associated companies decreased 19%, or $42 million, primarily due to a Worldspan dividend, partially offset by our share of Worldspan net income. Other noncurrent assets decreased 7%, or $70 million, mainly a result of a decrease in the fair market value of our long-term fuel hedge contracts.

         Income and excise taxes payable increased 71%, or $435 million, due to an increase in ticket, transportation and airport taxes payable for which payment was deferred under the Stabilization Act until January 2002. Current accrued rent increased by 19%, or $53 million, due primarily to the timing of payments on aircraft and bond leases.

         Other noncurrent liabilities increased 20% to $464 million due primarily to the accrual for early retirement benefits related to our decision to reduce staffing levels following the September 11 terrorist attacks.


COMMITMENTS

In accordance with U.S. GAAP, certain contractual commitments are included in our Consolidated Balance Sheets and discussed in the Notes to the Consolidated Financial Statements, while other contractual commitments are discussed in the Notes to the Consolidated Financial Statements. The following items are included in our Consolidated Balance Sheets:

- debt, totaling $9.3 billion, discussed in Note 8. A portion of this debt is backed by letters of credit totaling $729 million which expire during 2003, also discussed in Note 8; and;

-   capital lease obligations, totaling $99 million, discussed in Note 10.

The following contractual commitments are discussed only in the Notes to the Consolidated Financial Statements:

-   operating lease payments, totaling $14 billion, discussed in
    Note 10; a portion of these obligations are backed by letters of credit totaling $104 million, discussed in Note 8.

- estimated future expenditures for aircraft and engines on firm order as of January 31, 2002, totaling $6 billion, discussed in Note 11;

- obligations under our contract carrier agreements with SkyWest Airlines and Atlantic Coast Airlines, discussed in Note 11, totaling $520 million in 2002. Our future costs under these agreements will be impacted by certain variable operating costs that cannot be reasonably determined at this time; and

- repurchase obligations related to accounts receivable sold to a third party, discussed in Note 18.


20  Delta Air Lines, Inc.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. We periodically evaluate these estimates and assumptions, which are based on historical experience, changes in the business environment and other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates.

         Critical accounting policies are defined as those that are both important to the portrayal of the company's financial condition and results, and require management to exercise significant judgments. Our most critical accounting policies are briefly described below. For additional information about these and our other significant accounting policies, see Notes 1, 4, 6 and 12 of the Notes to the Consolidated Financial Statements.

Revenue Recognition

We record sales of passenger tickets as air traffic liability on our Consolidated Balance Sheets. Passenger revenues are recognized, and the related air traffic liability is reduced, when we provide the transportation. We make estimates about air traffic liability for tickets sold but not yet reported to us, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. We periodically evaluate the liability and record any resulting adjustments, which may be significant, in the Consolidated Statements of Operations in the period in which the evaluations are completed.

Long-Lived Assets

We depreciate our property and equipment on a straight-line basis to their estimated residual values over their respective estimated useful life. In addition, we evaluate long-lived assets used in operations, goodwill and other intangible assets for impairment. When events and circumstances indicate the assets may be impaired, we estimate the future cash flows to be generated by those assets and we estimate their current fair value in determining the amount of the loss. Changes to these estimates may have a material effect on our Consolidated Financial Statements.

Frequent Flyer Program

We account for our frequent flyer program obligations by recording a liability for the estimated incremental cost of flight awards we expect to be redeemed. The estimated incremental cost is based on our system average cost per passenger for fuel, food and other direct passenger costs. Changes in the cost estimates or the estimated number of tickets to be redeemed may have a significant impact on our Consolidated Financial Statements.

         We defer a portion of the revenue from the sale of mileage credits to participating partners such as credit card companies, hotels and car rental agencies. The revenue is recognized over the period in which the credits are expected to be redeemed for travel. Changes to the time period over which the credits are expected to be redeemed as well as the estimated number of tickets to be claimed may have a significant impact on our Consolidated Financial Statements.

         The Emerging Issues Task Force is currently reviewing the accounting for programs such as our frequent flyer program. The outcome of this review cannot be predicted at this time. The issuance of a new accounting standard may have a significant impact on the accounting for our frequent flyer program.

Pension and Other Postretirement Benefits

We account for our pension and other postretirement benefit programs based on a number of assumptions that are reviewed periodically. These assumptions include the weighted average discount rate, the health care cost trend rate, the long-term rate of return on benefit plan assets and the rate of increase in future compensation levels. Changes in these assumptions may have a material impact on our Consolidated Financial Statements.


MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

We have market risk exposure related to aircraft fuel prices, stock prices, interest rates and foreign currency exchange rates. The market risk is the potential negative impact of adverse changes in these prices or rates on our consolidated financial statements. To manage the volatility relating to these exposures, we periodically enter into derivative transactions pursuant to stated policies (see Notes 4 and 5 of the Notes to the Consolidated Financial Statements). Management expects adjustments to the fair value of financial instruments


                                                          2001 Annual Report  21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


accounted for under SFAS 133 to result in ongoing volatility in earnings and shareowners' equity.

         The following sensitivity analyses do not consider the effects that an adverse change would have on demand for air travel, the economy as a whole or additional actions by management to mitigate our exposure to a particular risk. For these and other reasons, the actual results of changes in these prices or rates may differ materially from the following hypothetical results.

Aircraft Fuel Price Risk

Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically enter into heating oil derivative contracts, such as forwards and options, to hedge a portion of our projected annual fuel requirements. Heating oil prices have a high correlation to aircraft fuel prices, making heating oil derivatives effective in offsetting changes in aircraft fuel prices. These contracts are intended to reduce our exposure to changes in aircraft fuel prices. Based on instruments held at December 31, 2001, we have hedged 46% of our projected annual air-craft fuel requirements for 2002 at an average hedge price of 60.50(cent) per gallon and a minimal portion of our projected fuel requirements for 2003.

         The fair values of our heating oil derivative instruments were $64 million at December 31, 2001 and $449 million at December 31, 2000. A 10% decrease in the average annual price of heating oil would have decreased the fair values of these instruments by $36 million at December 31, 2001.

         During 2001, aircraft fuel accounted for 12% of our total operating expenses. Based on our projected aircraft fuel consumption of 2.5 billion gallons for 2002, a 10% rise in our jet fuel prices would increase our aircraft fuel expense by approximately $86 million in 2002. This analysis includes the effects of fuel hedging instruments in place at December 31, 2001.

         For additional information regarding our aircraft fuel price risk management program, see Note 5 of the Notes to the Consolidated Financial Statements.

Equity Securities Risk

We have equity-based interests in priceline and other companies. The estimated fair market values and aggregate unrealized and unrecognized losses from these investments were $81 million and $3 million, respectively, at December 31, 2001. At December 31, 2000, the estimated fair market values of our equity-based interests totaled $205 million, with aggregate unrealized and unrecognized gains of $92 million. The risk associated with these investments is the potential loss in fair market value resulting from a decrease in the price of the issuer's common stock. Based on the fair market value of these equity-based interests at December 31, 2001, a 10% decline in the price of their common stock would decrease the fair market value of these instruments by approximately $8 million. For additional information regarding our equity-based interests in other companies, see Note 3 of the Notes to the Consolidated Financial Statements.

Interest Rate Risk

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash investment portfolio.

         Market risk associated with our long-term debt is the potential change in fair market value resulting from a change in interest rates. A 10% decrease in average annual interest rates would have increased the estimated fair market value of our long-term debt by approximately $373 million and $338 million at December 31, 2001 and December 31, 2000, respectively. A 10% increase in average annual interest rates would have had a $6 million impact on our interest expense in 2001.

         Market risk associated with our cash portfolio is the potential change in earnings resulting from a change in interest rates. Based on our average balance of cash, cash equivalents and short-term investments during 2001, a 10% decrease in average annual interest rates would have decreased our interest income by approximately $9 million.

         We may use financial instruments to manage our interest rate risk, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. We had no such instruments outstanding at December 31, 2001 and 2000.

Foreign Currency Exchange Rate Risk

We have limited revenues and expenses denominated in foreign currencies. As a result, we are exposed to limited foreign currency exchange rate risk. The majority of our exposure results from transactions denominated in the euro, British pound, Canadian dollar and Japanese yen. To manage


22  Delta Air Lines, Inc.

exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We may use foreign currency option and forward contracts with maturities of up to 12 months to manage the remaining net exposure. We had an immaterial amount of these instruments outstanding at December 31, 2001. Based on our average annual net foreign currency positions during 2001, a 10% adverse change in average annual foreign currency exchange rates would not have had a material impact on our Consolidated Financial Statements.


OTHER MATTERS


EMPLOYEE MATTERS

On February 1, 2002, Delta's approximately 19,000 flight attendants rejected union representation by a 71% to 29% margin. The National Mediation Board (NMB) is investigating charges of interference filed against us by the union. We believe these charges are without merit.

         Delta is in collective bargaining negotiations with the Transport Workers Union of America (TWU), which represents Delta's approximately 150 pilot ground training instructors. Comair is in negotiations with the International Brotherhood of Teamsters (IBT), which represents Comair's approximately 700 flight attendants. The NMB appointed a mediator to participate in the Delta/TWU negotiations in January 2001 and the Comair/IBT negotiations in April 2000. The outcome of these collective bargaining negotiations cannot presently be determined.


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


FORWARD-LOOKING INFORMATION

Statements in this Annual Report (or otherwise made by Delta or on Delta's behalf) which are not historical facts, including statements about Delta's estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or Delta's present expectations. Factors that could cause these differences include, but are not limited to:

1. the many effects on Delta and the airline industry from the terrorist attacks on the United States on September 11, including the following:

-   the adverse impact of the terrorist attacks on the demand for air travel;

- the change in Delta's operations and higher costs resulting from new airline security directives, including the Aviation and Transportation Security Act;

-   the availability and cost of war risk and other insurance for Delta;

- the extent to which Delta receives additional financial assistance under the Air Transportation Safety and System Stabilization Act;

- the credit downgrades of Delta and other airlines by Moody's and Standard & Poor's, and the possibility of additional downgrades, to the extent it makes it more difficult and/or more costly for us to obtain financing;

- potential declines in the values of the aircraft in Delta's fleet or facilities and related asset impairment charges;

-   additional terrorist activity and/or war;

2. general economic conditions, both in the United States and in our markets outside the United States, including the extent of the weakening in the U.S. economy and the related decline in business and leisure travel;

3. competitive factors in our industry, such as mergers and acquisitions, the airline pricing environment, international alliances, codesharing programs, and capacity decisions by competitors;

4. outcomes of negotiations on collective bargaining agreements and other labor issues;

5. changes in the availability or cost of aircraft fuel or fuel hedges;

6. disruptions to operations due to adverse weather conditions and air traffic control-related constraints;

7. fluctuations in foreign currency exchange rates;

8. actions by the United States or foreign governments, including the FAA and other regulatory agencies;

9. the willingness of customers to travel generally, and with Delta specifically, which could be affected by factors such as Delta's and the industry's safety record; and

10. the outcome of Delta's litigation.

         Caution should be taken not to place undue reliance on Delta's forward-looking statements, which represent Delta's views only as of the date of this Annual Report, and which Delta has no current intention to update.


                                                          2001 Annual Report  23

                          CONSOLIDATED BALANCE SHEETS

                           December 31,2001 and 2000

ASSETS
in millions                                                                                    2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets:
    Cash and cash equivalents                                                                $ 2,210        $ 1,364

    Short-term investments                                                                         5            243

    Accounts receivable, net of an allowance for uncollectible accounts of
       $43 at December 31, 2001 and $31 at December 31, 2000                                     368            406

    Expendable parts and supplies inventories, net of an allowance for
       obsolescence of $139 at December 31, 2001 and $124 at December 31, 2000                   181            170

    Deferred income taxes                                                                        518            345

    Fuel hedge contracts, at fair market value                                                    55            319

    Prepaid expenses and other                                                                   230            358
-----------------------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                3,567          3,205
-----------------------------------------------------------------------------------------------------------------------------------
Property and Equipment:

    Flight equipment                                                                          19,427         17,371

       Less: Accumulated depreciation                                                          5,730          5,139
-----------------------------------------------------------------------------------------------------------------------------------
    Flight equipment, net                                                                     13,697         12,232
-----------------------------------------------------------------------------------------------------------------------------------
    Flight equipment under capital leases                                                        382            484

       Less: Accumulated amortization                                                            262            324
-----------------------------------------------------------------------------------------------------------------------------------
    Flight equipment under capital leases, net                                                   120            160
-----------------------------------------------------------------------------------------------------------------------------------
    Ground property and equipment                                                              4,412          4,371

       Less: Accumulated depreciation                                                          2,355          2,313
-----------------------------------------------------------------------------------------------------------------------------------
    Ground property and equipment, net                                                         2,057          2,058
-----------------------------------------------------------------------------------------------------------------------------------
    Advance payments for equipment                                                               223            390
-----------------------------------------------------------------------------------------------------------------------------------
           Total property and equipment, net                                                  16,097         14,840
-----------------------------------------------------------------------------------------------------------------------------------
Other Assets:

    Investments in debt and equity securities                                                     96            339

    Investments in associated companies                                                          180            222

    Cost in excess of net assets acquired, net of accumulated amortization
       of $253 at December 31, 2001 and $196 at December 31, 2000                              2,092          2,149

    Operating rights and other intangibles, net of accumulated amortization
       of $246 at December 31, 2001 and $236 at December 31, 2000                                 94            102

    Restricted investments for Boston airport terminal project                                   475             --

    Other noncurrent assets                                                                    1,004          1,074
-----------------------------------------------------------------------------------------------------------------------------------
           Total other assets                                                                  3,941          3,886
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                 $23,605        $21,931
===================================================================================================================================


24  Delta Air Lines, Inc.

LIABILITIES AND SHAREOWNERS' EQUITY

in millions, except share data                                                                 2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
Current Liabilities:
    Current maturities of long-term debt                                                     $   260        $    62
    Short-term obligations                                                                       765             --
    Current obligations under capital leases                                                      31             40
    Accounts payable and miscellaneous accrued liabilities                                     1,617          1,634
    Air traffic liability                                                                      1,224          1,442
    Income and excise taxes payable                                                            1,049            614
    Accrued salaries and related benefits                                                      1,121          1,170
    Accrued rent                                                                                 336            283
-----------------------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                           6,403          5,245
-----------------------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities:
    Long-term debt                                                                             7,781          5,797
    Long-term debt issued by Massachusetts Port Authority                                        498             --
    Capital leases                                                                                68             99
    Postretirement benefits                                                                    2,292          2,026
    Accrued rent                                                                                 781            721
    Deferred income taxes                                                                        465          1,220
    Other                                                                                        464            388
-----------------------------------------------------------------------------------------------------------------------------------
           Total noncurrent liabilities                                                       12,349         10,251
-----------------------------------------------------------------------------------------------------------------------------------
Deferred Credits:
    Deferred gains on sale and leaseback transactions                                            519            568
    Manufacturers' and other credits                                                             310            290
-----------------------------------------------------------------------------------------------------------------------------------
           Total deferred credits                                                                829            858
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 3, 4, 5, 8, 10 and 11)

Employee Stock Ownership Plan Preferred Stock:
    Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; 6,278,210 shares issued and outstanding at December 31,
       2001, and 6,405,563 shares issued and outstanding at December 31, 2000                    452            460
    Unearned compensation under employee stock ownership plan                                   (197)          (226)
-----------------------------------------------------------------------------------------------------------------------------------
           Total Employee Stock Ownership Plan Preferred Stock                                   255            234
-----------------------------------------------------------------------------------------------------------------------------------
Shareowners' Equity:
    Common stock, $1.50 par value; 450,000,000 shares authorized; 180,890,356 shares issued at December 31, 2001 and 180,764,057
       shares issued at December 31, 2000                                                        271            271
    Additional paid-in capital                                                                 3,267          3,264
    Retained earnings                                                                          2,930          4,176
    Accumulated other comprehensive income                                                        25            360
    Treasury stock at cost, 57,644,690 shares at December 31, 2001
       and 57,750,685 shares at December 31, 2000                                             (2,724)        (2,728)
-----------------------------------------------------------------------------------------------------------------------------------
           Total shareowners' equity                                                           3,769          5,343
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                    $23,605        $21,931
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                          2001 Annual Report  25

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               For the years ended December 31, 2001, 2000 and 1999

in millions, except per share data                                  2001          2000            1999
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
    Passenger                                                    $ 12,964       $ 15,657       $ 13,949
    Cargo                                                             506            583            561
    Other, net                                                        409            501            373
-----------------------------------------------------------------------------------------------------------------------------------
       Total operating revenues                                    13,879         16,741         14,883

OPERATING EXPENSES:
    Salaries and related costs                                      6,124          5,971          5,194
    Aircraft fuel                                                   1,817          1,969          1,421
    Depreciation and amortization                                   1,283          1,187          1,057
    Other selling expenses                                            616            688            626
    Passenger commissions                                             540            661            784
    Contracted services                                             1,016            966            824
    Landing fees and other rents                                      780            771            723
    Aircraft rent                                                     737            741            622
    Aircraft maintenance materials and outside repairs                801            723            594
    Passenger service                                                 466            470            498
    Asset writedowns and other nonrecurring items                   1,119            108            469
    Stabilization Act compensation                                   (634)            --             --
    Other                                                             816            849            753
-----------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                    15,481         15,104         13,565
OPERATING INCOME (LOSS)                                            (1,602)         1,637          1,318
-----------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
    Interest expense, net                                            (410)          (257)          (126)
    Net gain from sale of investments                                 127            301            927
    Miscellaneous income (expense), net                               (47)            27            (26)
    Fair value adjustments of SFAS 133 derivatives                     68           (159)            --
-----------------------------------------------------------------------------------------------------------------------------------
       Total other income (expense)                                  (262)           (88)           775
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE                                 (1,864)         1,549          2,093
INCOME TAX BENEFIT (PROVISION)                                        648           (621)          (831)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE, NET OF TAX                               (1,216)           928          1,262
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET
    OF TAX OF $64 MILLION IN 2000 AND $35 MILLION IN 1999              --           (100)           (54)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                  (1,216)           828          1,208
PREFERRED STOCK DIVIDENDS                                             (14)           (13)           (12)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREOWNERS                $ (1,230)      $    815       $  1,196
===================================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF
    CHANGES IN ACCOUNTING PRINCIPLES                             $  (9.99)      $   7.39       $   9.05
===================================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                                  $  (9.99)      $   6.58       $   8.66
===================================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE
    EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                   $  (9.99)      $   7.05       $   8.52
===================================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                                $  (9.99)      $   6.28       $   8.15
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


26  Delta Air Lines, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               For the years ended December 31, 2001, 2000 and 1999


in millions                                                                         2001          2000            1999
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                            $ (1,216)      $    828       $  1,208
    Adjustments to reconcile net income (loss) to cash
       provided by operating activities:
       Cumulative effect of change in accounting principle                             --            100             54
       Asset writedowns                                                               339              0            453
       Depreciation and amortization                                                1,283          1,187          1,057
       Deferred income taxes                                                         (648)           396            321
       Fair value adjustments of SFAS 133 derivatives                                 (68)           159             --
       Pension, postretirement and postemployment expense
           in excess of (less than) payments                                          419            (17)            33
       Dividends in excess of (less than) equity income                                51            (28)            48
       Net gain from sale of investments                                             (127)          (301)          (927)
    Income tax benefit from exercise of stock options                                  --              5             21
    Changes in certain current assets and liabilities:
       Decrease in accounts receivable                                                 47             86            310
       Decrease (increase) in prepaid expenses and other
           current assets                                                              60             92           (186)
       (Decrease) increase in air traffic liability                                  (215)           (49)            73
       Increase in other payables and accrued expenses                                274            395            169
    Other, net                                                                         37             45             13
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                  236          2,898          2,647

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property and equipment additions:
       Flight equipment, including advance payments                                (2,321)        (3,426)        (2,497)
       Ground property and equipment                                                 (472)          (634)          (558)
    Increase in restricted investments related to the
       Boston airport terminal project                                               (485)            --             --
    Decrease (increase) in short-term investments, net                                238            456           (367)
    Proceeds from sale of flight equipment                                             66            384            215
    Proceeds from sale of investments                                                 286             73          1,167
    Acquisitions of companies, net of cash acquired                                    --           (232)        (1,922)
    Other, net                                                                         (8)           (17)            --
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                                   (2,696)        (3,396)        (3,962)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on long-term debt and capital lease obligations                         (173)          (853)        (1,927)
    Prepayment of long-term lease obligations                                          --           (215)            --
    Cash dividends                                                                    (40)           (40)           (43)
    Issuance of long-term obligations                                               2,335          1,867          4,496
    Issuance of long-term debt by Massachusetts Port Authority                        498             --             --
    Proceeds from (payments on) short-term obligations and
       notes payable, net                                                             701            (51)           265
    Issuance of common stock                                                            2             33            104
    Repurchase of common stock                                                         --           (502)          (625)
    Other, net                                                                        (17)            --             --
-----------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                                3,306            239          2,270
Net Increase (Decrease) In Cash and Cash Equivalents                                  846           (259)           955
Cash and cash equivalents at beginning of year                                      1,364          1,623            668
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $  2,210       $  1,364       $  1,623
===================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH PAID (REFUNDED) FOR:
    Interest, net of amounts capitalized                                         $    490       $    410       $    185
    Income taxes                                                                     (103)           131            315

NON-CASH TRANSACTIONS:
    Aircraft delivered under seller-financing                                    $     77       $     --       $     --

The accompanying notes are an integral part of these consolidated financial statements.


                                                          2001 Annual Report  27

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY


                                                                                        Accumulated
                                                             Additional                    Other
                                                  Common      Paid-In      Retained    Comprehensive   Treasury
in millions, except share data                     Stock      Capital      Earnings        Income        Stock         Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                      $  266      $ 3,090       $ 2,196       $   125       $(1,600)      $ 4,077
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net income                                        --           --         1,208            --            --         1,208
    Other comprehensive income                        --           --            --           141            --           141
                                                                                                                       ------------
Total comprehensive income (See Note 17)                                                                                1,349
Dividends on common stock
    ($0.10 per share)                                 --           --           (14)           --            --           (14)
Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                  --           --           (12)           --            --           (12)
Issuance of 2,381,204 shares of common
    stock under dividend reinvestment
    and stock purchase plan and stock
    options ($43.94 per share*)                        4          100            --            --            --           104
Repurchase of 10,971,166 common
    shares ($56.96 per share*)                        --           --            --            --          (625)         (625)
Income tax benefit from exercise of
    stock options                                     --           21            --            --            --            21
Transfer of 30,830 shares of common
    stock from treasury under stock
    incentive plan ($59.37 per share*)                --           --            --            --            (2)           (2)
Other                                                 --           11            (1)           --            --            10
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                         270        3,222         3,377           266        (2,227)        4,908
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net income                                        --           --           828            --            --           828
    Other comprehensive income                        --           --            --            94            --            94
                                                                                                                       ------------
Total comprehensive income (See Note 17)                                                                                  922
Dividends on common stock
    ($0.10 per share)                                 --           --           (12)           --            --           (12)
Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                  --           --           (13)           --            --           (13)
Issuance of 729,426 shares of common
    stock under dividend reinvestment
    and stock purchase plan and stock
    options ($44.86 per share*)                        1           32            --            --            --            33
Repurchase of 10,626,104 common
    shares ($47.26 per share*)                        --           --            --            --          (502)         (502)
Income tax benefit from exercise of
    stock options                                     --            5            --            --            --             5
Transfers and forfeitures of 16,580
    shares of common stock under
    stock incentive plan ($52.61 per share*)          --           --            --            --             1             1
Other                                                 --            5            (4)           --            --             1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                         271        3,264         4,176           360        (2,728)        5,343
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
    Net loss                                          --           --        (1,216)           --            --        (1,216)
    Other comprehensive loss                          --           --            --          (335)           --          (335)
                                                                                                                       ------------
Total comprehensive loss (See Note 17)                --           --            --            --            --        (1,551)
Dividends on common stock
    ($0.10 per share)                                 --           --           (12)           --            --           (12)
Dividends on Series B ESOP Convertible
    Preferred Stock allocated shares                  --           --           (14)           --            --           (14)
Issuance of 126,299 shares of common
    stock under dividend reinvestment
    and stock purchase plan and stock
    options ($38.10 per share*)                       --            5            --            --            --             5
Transfers and forfeitures of 105,995 shares
    of common from Treasury under stock
    incentive plan ($37.10 per share*)                --           (4)           --            --             4             0
Other                                                 --            2            (4)           --            --            (2)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                      $  271      $ 3,267       $ 2,930       $    25       $(2,724)      $ 3,769
===================================================================================================================================

(*) Average price per share

The accompanying notes are an integral part of these consolidated financial statements.


28  Delta Air Lines, Inc.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers and freight throughout the United States and around the world. Our consolidated financial statements include the accounts of Delta Air Lines, Inc. and our wholly owned subsidiaries, including Comair Holdings, Inc. (Comair Holdings) and ASA Holdings, Inc. (ASA Holdings), collectively referred to as Delta. Comair Holdings is the parent of Comair, Inc. (Comair) and ASA Holdings is the parent of Atlantic Southeast Airlines, Inc.
(ASA). We have eliminated all intercompany transactions in our Consolidated Financial Statements. The results of operations of companies purchased are included from the date of acquisition (see Note 19). These Consolidated Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). We have reclassified certain prior period amounts to be consistent with the presentation of our current period financial statements.

Change in Year End

Effective December 31, 2000, we changed our year end from June 30 to December
31. Accordingly, this Annual Report includes audited Consolidated Balance Sheets as of December 31, 2001 and 2000, and audited Consolidated Statements of Operations, Cash Flows and Shareowners' Equity for the years ended December 31, 2001, 2000 and 1999.

Use of Estimates

We are required to make estimates and assumptions when preparing our financial statements in conformity with U.S. GAAP. These estimates and assumptions affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ materially from those estimates.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. We will adopt SFAS 142 on January 1, 2002. SFAS 142 requires that goodwill no longer be amortized. Instead, upon adoption of SFAS 142 and at least annually thereafter, we will apply a fair market value-based impairment test to our goodwill. SFAS 142 also redefines intangible assets and addresses their related amortization. We currently estimate that the adoption of SFAS 142 will have a positive impact of approximately $37 million, net of tax, on our 2002 Consolidated Statements of Operations resulting from the discontinuance of amortization of existing goodwill. We are evaluating whether there will be additional impacts from the adoption of SFAS 142 on our Consolidated Financial Statements, such as an impairment of existing goodwill and other intangible assets.

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. We will adopt this statement on January 1, 2003. We believe the adoption of SFAS 143 will not have a material impact on our Consolidated Financial Statements.

     In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years; accordingly, we will adopt this statement on January 1, 2002. SFAS 144 super-sedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We are evaluating the impact of SFAS 144 on our Consolidated Financial Statements.

     During 2000, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (see Note 4 for the impact) and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The adoption of SFAS 140 has not had an impact on our Consolidated Financial Statements. During 1999, we adopted Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" (see Note 6


                                                          2001 Annual Report  29

                 Notes to the Consolidated Financial Statements

for the impact) and Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The adoption of SOP 98-1 did not have a material impact on our Consolidated Financial Statements.

Cash and Cash Equivalents

We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are stated at cost, which approximates fair value.

Derivative Financial Instruments

We account for derivative financial instruments at their fair market value. Where we have designated these derivatives as hedges of certain anticipated cash flows, we record their change in fair market value as a component of other comprehensive income within the equity section of our Consolidated Balance Sheets. To the extent the change in fair market value of the hedge instrument is not perfectly offset by the change in value of the underlying exposure, the difference is recognized in our Consolidated Statements of Operations as fair market value adjustments of SFAS 133 derivatives. Changes in value of all other derivative instruments are recorded in our Consolidated Statements of Operations as fair market value adjustments of SFAS 133 derivatives.

Passenger Revenues

We record sales of passenger tickets as air traffic liability on our Consolidated Balance Sheets. Passenger revenues are recognized, and the related air traffic liability is reduced, when we provide the transportation. We periodically evaluate the estimated air traffic liability and record any resulting adjustments, which can be significant, in the Consolidated
Statements of Operations in the period that the evaluations are completed.

Long-Lived Assets

We record our property and equipment at cost and depreciate these assets on a straight-line basis to their estimated residual values over their respective estimated useful life. Residual values for flight equipment range from 5%-40% of cost. The estimated useful lives for major asset classifications are as follows:

                                                      Estimated
Asset Classification                                  Useful Life
--------------------------------------------------------------------------------
Owned flight equipment                                15-25 years
Flight equipment under capital lease                  Lease Term
Ground property and equipment                         3-30 years
Leasehold rights and landing slots                    Lease Term
--------------------------------------------------------------------------------

         Purchased international route authorities are amortized over the lives of the authorities as determined by their expiration dates. Permanent route authorities with no stated expiration dates are amortized over 40 years. Our cost in excess of net assets acquired (goodwill) is amortized over 40 years and is primarily related to our acquisition of Comair Holdings and ASA Holdings in 1999 and Western Air Lines, Inc. in 1986.

Interest Capitalized

We capitalize interest on advance payments for the acquisition of new aircraft and on construction of ground facilities as an additional cost of the related assets. Interest is capitalized at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the equipment or facility is ready for service or its intended use. Capitalized interest totaled $32 million, $45 million and $48 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Measurement of Impairment

In accordance with SFAS 121 and Accounting Principles Board Opinion (APB) 17, "Intangible Assets," we record impairment losses on long-lived assets used in operations, goodwill and other intangible assets when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. To determine aircraft impairments, we


30  Delta Air Lines, Inc.

group assets at the lowest level for which there are identifiable cashflows and then estimate future cash flows based on projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft operate. If an impairment occurs, the amount of the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value. Aircraft fair values are estimated by management using published sources, appraisals and bids received from third parties, as available.

Investments in Associated Companies

We use the equity method to account for our 40% ownership interest in WORLDSPAN, L.P. (Worldspan), a computer reservations system partnership. Our equity earnings from this investment totaled $19 million in 2001, $59 million in 2000 and $30 million in 1999. We also received cash dividends of $70 million in 2001, $32 million in 2000 and $100 million in 1999 related to our investment in Worldspan. We account for our 18% ownership interest in Orbitz, LLC, an on-line travel agency, under the equity method. We accounted for our investments in Comair Holdings and ASA Holdings under the equity method until November 22, 1999 and April 1, 1999, respectively.

Frequent Flyer Program

We record an estimated liability for the incremental cost associated with providing free transportation under our SkyMiles frequent flyer program when a free travel award is earned. The liability is included in accounts payable and miscellaneous accrued liabilities. It is adjusted periodically based on awards earned, awards redeemed, changes in the SkyMiles program and changes in estimated incremental costs.

         We also sell mileage credits in the SkyMiles program to participating partners such as credit card companies, hotels and car rental agencies. For additional information regarding our accounting for these mileage credits, see
Note 6.

Deferred Gains on Sale and Leaseback Transactions

We amortize deferred gains on the sale and leaseback of property and equipment under operating leases over the lives of these leases. The amortization of these gains is recorded as a reduction in rent expense. Gains on the sale and leaseback of property and equipment under capital leases reduce the carrying value of the related assets.

Manufacturers' Credits

We periodically receive credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered, then applied on a pro rata basis as a reduction to the cost of the related equipment.

Maintenance Costs

We record maintenance costs in operating expense as they are incurred.

Inventories

Inventories of expendable parts related to flight equipment are carried at cost and charged to operations as consumed. An allowance for obsolescence for the cost of these parts is provided over the remaining useful life of the related fleet.

Advertising Costs

We expense advertising costs as other selling expenses in the year incurred. Advertising expense in 2001, 2000 and 1999 was $153 million, $151 million and $143 million, respectively.


                                                          2001 Annual Report  31

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Remeasurement

We remeasure assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Revenues and expenses denominated in foreign currencies are remeasured using average exchange rates for the periods presented. We recognize the resulting foreign exchange gains and losses as a component of miscellaneous income (expense). These gains and losses are immaterial for the periods presented. Fixed assets and the related deprecia-tion or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets.

Stock-Based Compensation

We account for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees." Under APB 25, we do not recognize compensation expense for a stock option grant if the exercise price is equal to or greater than the fair market value of our common stock on the grant date (see Note 16).

Fair Value of Financial Instruments

The fair values of our cash equivalents and short-term investments approximate their cost. The estimated fair values of other financial instruments, including debt and derivative instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis and the Black-Scholes model.

NOTE 2. SEPTEMBER 11, 2001 TERRORIST ATTACKS

On September 11, 2001, four commercial aircraft were hijacked by terrorists and crashed into The World Trade Center in New York City, the Pentagon in northern Virginia and a field in Pennsylvania. These attacks resulted in an overwhelming loss of life and extensive property damage. Immediately after the terrorist attacks, the Federal Aviation Administration (FAA) closed U.S. airspace, prohibiting all flights to, from and within the United States. Airports reopened on September 13, 2001, except for Ronald Reagan National Airport in Washington, D.C., which partially reopened on October 4, 2001.

         When flights were permitted to resume, our passenger traffic and yields were significantly lower than before the attacks. Additionally, new security directives required by the FAA increased our costs and reduced our ability to continue our pre-September 11, 2001 schedule. Due to the significant reduction in traffic, we reduced our scheduled network capacity by 16%, effective November 1, 2001.

         On September 22, 2001, President Bush signed into law the Air Transportation Safety and System Stabilization Act (Stabilization Act) which is intended to preserve the viability of the U.S. air transportation system. Among other things, the Stabilization Act:

- provides for payments from the U.S. Government totaling $5 billion to compensate U.S. air carriers for losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks;

- authorizes, subject to certain conditions, the issuance of federal loan guarantees totaling up to $10 billion to U.S. air carriers;

- instructs the Secretary of Transportation to ensure that communities that had scheduled air service before September 11, 2001 continue to receive adequate air transportation service;

- permits the Secretary of Transportation (1) to provide insurance to U.S. air carriers, and to reimburse U.S. air carriers for certain increases in the cost of insurance relating to the operation of an aircraft; and (2) to limit to $100 million the total liability of a U.S. air carrier to third parties for terrorist acts committed during the 180 days following the enactment of the Stabilization Act;

- extends the due date for the payment by U.S. air carriers of certain excise taxes; and

- limits the liability of U.S. air carriers, and establishes a federal compensation program, for individuals physically injured or killed as a result of the September 11 terrorist attacks.

         Under the Stabilization Act, each U.S. air carrier is entitled to receive the lesser of (1) its losses for the period of September 11, 2001 through December 31, 2001 that resulted from the September 11 terrorist attacks; or (2) its proportionate share of the $5 billion in total compensation available to all U.S. air carriers, of which $4.5 billion is available to passenger airlines


32  Delta Air Lines, Inc.

based on their available seat mile share, and $0.5 billion is available to cargo carriers. Based on our available seat mile share, our allocated portion of compensation under the Stabilization Act is approximately $654 million; however, due to uncertainties regarding the government's calculation of compensation, we recognized $634 million of this amount in our 2001 Consolidated Statements of Operations. We received $556 million during 2001. We expect to receive the remaining amount during the June 2002 quarter.

         Subsequent to September 11, 2001, our insurance providers reduced our coverage and increased our premium rates for war and terrorism risk insurance effective September 25, 2001. Under the new terms, liability coverage limits remain unchanged for passengers and employees but have been significantly reduced for other parties such as persons and property on the ground. Provisions under the Stabilization Act provide for excess war risk coverage above $50 million, provided by the FAA, for liabilities in excess of limits instituted by commercial insurance providers. The initial coverage was in force until January 11, 2002 and was renewed by the FAA for a period of 60 days. The FAA has the authority to continue extending such excess war risk coverage until other viable alternatives are available.

         The Stabilization Act also provides for reimbursement of certain insurance premium increases, at the option of the Secretary of Transportation. The FAA agreed to reimburse airlines for increased costs of war risk insurance for a period of 30 days. As a result, in December 2001, we received $6 million for the additional insurance premiums we paid for October 2001. Additional reimbursement is dependent upon the release of funds to the FAA by the Office of Management and Budget.

         As a result of the September 11, 2001 terrorist attacks, we recorded $1.1 billion of asset write-downs and other nonrecurring items in our 2001 Consolidated Statements of Operations. For additional information about these charges, see Note 9.

NOTE 3. MARKETABLE AND OTHER EQUITY SECURITIES

PRICELINE.COM, INCORPORATED

In 1998, we entered into an agreement with priceline.com Incorporated (priceline) under which ticket inventory provided by us may be sold through priceline's Internet-based e-commerce system. As part of this agreement, we received a warrant to purchase up to 18.6 million shares of priceline common stock for $0.93 per share (1998 Warrant). We did not recognize the value of the 1998 Warrant in our Consolidated Financial Statements when received because its estimated fair value was not material.

         We exercised the 1998 Warrant during 1999, acquiring 18.3 million shares of priceline common stock. We sold 11.1 million of these shares in 1999 for a pretax gain of $711 million and 1.2 million of these shares in 2000 for a pretax gain of $73 million.

         On November 17, 1999, Delta and priceline amended their original agreement. As a result of this amendment, we received (1) the right to exchange six million shares of priceline common stock for six million shares of priceline convertible preferred stock (Exchange Right); and (2) a new warrant to acquire up to 5.5 million shares of priceline common stock for $56.63 per share (1999 Warrant).

         Based on an independent third-party appraisal, the fair value of the 1999 Warrant on the date received was determined to be $61 million. This amount is being recognized in income ratably over a three-year period beginning November 17, 1999. Under our amended agreement with priceline, we are required to provide priceline access to unpublished fares.

         On June 30, 2000, we exercised our Exchange Right in full, receiving six million shares of priceline Series A Convertible Preferred Stock (Series A Preferred Stock). As a result of the exchange, we recognized a pretax non-cash gain of $228 million. On October 1, 2000, we received 549,764 shares of priceline common stock as a dividend on the Series A Preferred Stock. We recorded other income of $14 million in our 2000 Consolidated Statements of Operations related to this dividend.


                                                          2001 Annual Report  33

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

         On November 2, 2000, Delta and priceline amended the 1999 Warrant (1) to reduce the number of shares underlying the 1999 Warrant from 5.5 million to
4.7 million; and (2) to reduce our per share purchase price for those shares from $56.63 to $4.72 (Amended 1999 Warrant). The Amended 1999 Warrant became exercisable in full on January 1, 2001, and expires on November 17, 2004. The amendment of the 1999 Warrant did not have a material impact on our Consolidated Financial Statements.

         On February 6, 2001, Delta and priceline agreed to restructure Delta's investment in priceline. In accordance with this agreement, we exchanged our six million shares of Series A Preferred Stock for (1) 80,000 shares of priceline Series B Redeemable Preferred Stock (Series B Preferred Stock); and (2) a warrant to purchase up to 26.9 million shares of priceline common stock for $2.97 per share (2001 Warrant).

         The Series B Preferred Stock (1) bears an annual per share dividend of approximately 36 shares of priceline common stock; (2) has a liquidation preference of $1,000 per share plus any dividends accrued or accumulated but not yet paid (Liquidation Preference); (3) is subject to mandatory redemption on February 6, 2007 at a price per share equal to the Liquidation Preference; (4) is subject to redemption in whole, at the option of Delta or priceline, if priceline completes any of certain business combination transactions (Optional Redemption); and (5) entitles Delta to a premium payment of $625 per share if any of these business combination transactions occurs on or before November 16, 2002.

         Based on an independent third-party appraisal, we estimated the fair value of the Series B Preferred Stock to be $80 million and the 2001 Warrant to be $46 million at February 6, 2001. The total fair value of these securities equaled the carrying amount of the Series A Preferred Stock, including its conversion feature and accumulated dividends on the date the Series A Preferred Stock was exchanged for the Series B Preferred Stock and the 2001 Warrant. Accordingly, we did not recognize a gain or loss on this transaction.

         As discussed above, the 2001 Warrant provides Delta the right to purchase up to an additional 26.9 million shares of priceline common stock for $2.97 per share. Delta may exercise the 2001 Warrant, in whole or in part, at any time prior to the close of business on February 6, 2007, unless all of the shares of Series B Preferred Stock owned by Delta are redeemed in an Optional Redemption, in which case Delta may not exercise the 2001 Warrant after the date of the Optional Redemption. The exercise price may be paid by Delta only by the surrender of shares of Series B Preferred Stock, valued at $1,000 per share.

         The 2001 Warrant also provides that it will automatically be deemed exercised if the closing sales price of priceline common stock exceeds $8.91 for 20 consecutive trading days. In that event, Delta's rights in the shares of Series B Preferred Stock necessary to pay the exercise price of the 2001 Warrant would automatically be converted into the right to receive shares of priceline common stock pursuant to the 2001 Warrant.

         On August 6, 2001, we received a dividend of 986,491 shares of priceline common stock related to our equity interest in the Series B Preferred Stock. We recorded other income of $9 million in our 2001 Consolidated Statements of Operations related to this dividend.

         During 2001, we (1) exercised the 2001 Warrant in part to purchase 18.4 million shares of priceline common stock, paying the exercise price by surrendering to priceline 54,656 shares of Series B Preferred Stock; and (2) sold 18.7 million shares of priceline common stock on the open market for $143 million. We recognized a pretax gain of $4 million related to these transactions in our 2001 Consolidated Statements of Operations.

         At December 31, 2001, Delta's equity interest in priceline consisted of
(1) 25,344 shares of Series B Preferred Stock; (2) the 2001 Warrant to purchase up to 8.5 million shares of priceline common stock; (3) the Amended 1999 Warrant to purchase up to 4.7 million shares of priceline common stock; and (4) 1.3 million shares of priceline common stock. We have certain registration rights relating to shares of priceline common stock we acquire from the exercise of the Amended 1999 Warrant or the 2001 Warrant or receive as dividends on the Series B Preferred Stock.

         At December 31, 2001, the carrying values of our holdings in Series B Preferred Stock and priceline common stock were $25 million and $7 million, respectively. The Series B


34  Delta Air Lines, Inc.

Preferred Stock is accounted for as an available-for-sale debt security. In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the Series B Preferred Stock and the priceline common stock are recorded at fair market value in investments in debt and equity securities on our Consolidated Balance Sheets. At December 31, 2001, the carrying value of the 2001 Warrant and the Amended 1999 Warrant totaled $44 million. The warrants are recorded at fair market value in investments in debt and equity securities on our Consolidated Balance Sheets in accordance with SFAS 133.


EQUANT, N.V.

During 1999, we sold a portion of our equity interest in Equant, N.V. (Equant), an international data services company, realizing a pretax gain of $50 million. During 2001, we sold our remaining equity interest which resulted in a pretax gain of $11 million. Both the 1999 and 2001 sales are recorded in net gain from sale of investments in our Consolidated Statements of Operations.


OTHER

Delta's equity investment in SkyWest, Inc., the parent company of SkyWest Airlines, was classified as an available-for-sale equity security under SFAS
115. The fair value of this investment was $179 million at December 31, 2000. During 2001, we sold our equity interest in SkyWest, Inc. for $125 million and recorded a pretax gain of $111 million in our 2001 Consolidated Statements of Operations.

         During 1999, we sold our equity interests in Singapore Airlines and SAirGroup, the parent company of Swissair, recognizing pretax gains of $137 million and $29 million, respectively, in our 1999 Consolidated Statements of Operations.


NOTE 4. DERIVATIVE INSTRUMENTS

On July 1, 2000, we adopted SFAS 133, as amended. SFAS 133 requires us to record all derivative instruments on the balance sheet at fair market value, and to recognize certain non-cash changes in these fair market values in the statement of operations. SFAS 133 impacts the accounting for our fuel hedging program and our holdings of equity warrants and other similar rights in other companies.

         The impact of SFAS 133 on our Consolidated Statements of Operations is summarized as follows:

                                           Income (Expense)
                            ----------------------------------------------------
                             FOR THE 12      For the Six     Cumulative
                            MONTHS ENDED    Months Ended       Effect
in millions                  12/31/2001       12/31/2000      7/1/2000
--------------------------------------------------------------------------------
Write-off of
  fuel hedge
  contract
  premiums                        $ --          $  --          $(143)
Ineffective
  portion
  of fuel hedge
  contracts                         (4)             5             16
Fair value
  adjustments of
  equity rights                     72           (164)           (37)
--------------------------------------------------------------------------------
Total pretax                        68           (159)          (164)
--------------------------------------------------------------------------------
Total after tax                   $ 41          $ (97)         $(100)
--------------------------------------------------------------------------------

FUEL HEDGE CONTRACTS

Because there is not a readily available market for derivatives in aircraft fuel, we use heating oil contracts to manage our exposure to changes in aircraft fuel prices. Changes in the market value of our heating oil contracts (also referred to as "fuel hedge contracts") have a high correlation to changes in aircraft fuel prices and therefore qualify as cash flow hedges under SFAS 133.

     We record the fair market value of our fuel hedge contracts on our Consolidated Balance Sheets. On an ongoing basis, we adjust our balance sheet to reflect the current fair market value of our fuel hedge contracts. The related gains or losses on these contracts are deferred in shareowners' equity (as a component of other comprehensive income). These deferred gains and losses are recognized in income in the period in which the related aircraft fuel purchases being hedged are consumed and recognized in expense. However,

                                                          2001 Annual Report  35

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to the extent that the change in fair market value of a fuel hedge contract does not perfectly offset the change in the value of the aircraft fuel purchase being hedged, the ineffective portion of the hedge is immediately recognized in income. In calculating the ineffective portion of our hedge performance under SFAS 133, we include all changes in the time value component related to any option premiums paid and recognize the amount in income during the life of the contract. Additionally, the ineffective portion of the hedge returns is included in our Consolidated Statements of Operations as fair market value adjustments of SFAS 133 derivatives. Prior to the adoption of SFAS 133, the fuel hedge gains that were netted against fuel expense included the total fuel-related hedge premiums.

         At December 31, 2001, our fuel hedge contracts had an estimated short-term fair market value of $55 million and an estimated long-term fair market value of $9 million, with unrealized gains of $25 million, net of tax, recorded in accumulated other comprehensive income. At December 31, 2000, our fuel hedge contracts had an estimated short-term fair market value of $319 million and an estimated long-term fair market value of $130 million, with unrealized gains of $268 million, net of tax, recorded in accumulated other comprehensive income.


EQUITY WARRANTS AND OTHER SIMILAR RIGHTS

We own equity warrants and other similar rights in certain companies, primarily priceline. The total fair market value of these rights at December 31, 2001 and 2000 was $48 million and $11 million, respectively. Changes in the fair market value of these rights are recorded in our Consolidated Statements of Operations as fair market value adjustments of SFAS 133 derivatives. For additional information regarding these rights, see Note 3.


NOTE 5. RISK MANAGEMENT

AIRCRAFT FUEL PRICE RISK

Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically purchase forwards, options and other similar non-leveraged derivative instruments which may have maturities of up to 36 months. We do not enter into fuel hedge contracts for speculative purposes. See Note 4 for additional information about our fuel hedge contracts.


INTEREST RATE RISK

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash portfolio. Market risk associated with our long-term debt relates to the potential change in fair market value resulting from a change in interest rates as well as the potential increase in interest we would pay on variable rate debt. Market risk associated with our cash portfolio relates to the potential change in our earnings resulting from a change in interest rates.

         From time to time, we may enter into interest rate hedge transactions, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. We do not enter into interest rate hedge contracts for speculative purposes. We did not have any interest rate hedge contracts at December 31, 2001 or 2000.


CREDIT RISK

To manage credit risk associated with our aircraft fuel price and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant at December 31, 2001 and 2000.

         Our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services to customers. The majority of these sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration. We also have receivables from the sale of mileage credits to partners, such as credit card companies, hotels and car rental agencies, that participate in our SkyMiles program. We believe that the credit risk associated with these receivables is minimal and that the allowance for bad debts that we have provided is sufficient.


SELF-INSURANCE RISK

We self-insure a portion of our losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using independent


36  Delta Air Lines, Inc.

actuarial reviews based on standard industry practices and our actual experience.


FOREIGN CURRENCY EXCHANGE RISK

We are subject to foreign currency exchange risk because we have revenues and expenses denominated in foreign currencies, primarily the euro, the British pound, the Canadian dollar and the Japanese yen. To manage exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable. From time to time, we may also enter into foreign currency options and forward contracts with maturities of up to 12 months. The fair market value of our foreign currency hedge contracts at December 31, 2001 was immaterial. We did not have any foreign currency hedge contracts at December 31, 2000. We do not enter into foreign currency hedge contracts for speculative purposes.


NOTE 6. ADOPTION OF SAB 101

On January 1, 1999, we adopted SAB 101, which changed the method of accounting for the sale of mileage credits under our SkyMiles frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. Under SAB 101, a portion of the revenue from the sale of mileage credits is deferred until the credits are redeemed for travel. For accounting purposes, we amortize travel credits on a straight-line basis over a 30-month period. The majority of the revenue from the sale of mileage credits is recorded in passenger revenue, and the remaining portion is recorded as an offset to other selling expense. Previously, the revenue from the sale of mileage credits was recorded in other revenue in the period in which the credits were sold.

         Our adoption of SAB 101 resulted in a cumulative effect charge of $54 million, net of tax ($89 million, pretax).


NOTE 7. INCOME TAXES

Deferred income taxes reflect the net tax effect of timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. At December 31, 2001, we had pretax net operating losses of approximately $2.4 billion related to U.S. federal and state jurisdictions. These net operating losses expire at various times beginning in 2005 and ending in 2021. The following table shows significant components of our deferred tax assets and liabilities at December 31, 2001 and 2000:

in millions                                           2001               2000
-------------------------------------------------------------------------------
Deferred Tax Assets:
Postretirement benefits                             $  1,025            $   821
Net Operating Loss Carryforwards                         911                 --
Other employee benefits                                  254                304
Gains on sale and leaseback
  transactions, net                                      239                206
Rent expense                                             220                221
Spare parts repair expense                                56                164
Other                                                    422                361
Valuation Allowance                                      (16)                --
-------------------------------------------------------------------------------
  Total deferred tax assets                         $  3,111            $ 2,077
-------------------------------------------------------------------------------

Deferred Tax Liabilities:
Depreciation and amortization                       $  2,696            $ 2,337
Unrealized gains on
  marketable securities and
  fuel hedge contracts                                    11                230
Other                                                    351                385
-------------------------------------------------------------------------------
  Total deferred tax liabilities                    $  3,058            $ 2,952
-------------------------------------------------------------------------------

         Our Income tax benefit (provision) in 2001, 2000 and 1999 consisted of:

in millions                                2001            2000              1999
----------------------------------------------------------------------------------
Current tax provision                     $  --           $ (230)           $ (515)
Deferred tax benefit
  (provision)                               644             (396)             (321)
Tax benefit of dividends
  on allocated Series B
  ESOP Convertible
  Preferred Stock                             4                5                 5
----------------------------------------------------------------------------------
Income tax
  benefit (provision)                     $ 648           $ (621)           $ (831)
----------------------------------------------------------------------------------

         The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate for 2001, 2000 and 1999:

in millions                                2001            2000              1999
----------------------------------------------------------------------------------
U.S. federal statutory
  income tax rate                         -35.0%            35.0%             35.0%
State taxes, net of
  federal income
  tax effect                               -2.6              3.4               3.7
Meals and
  entertainment                             1.0              1.1               0.8
Amortization                                1.0              1.0               0.3
Municipal Bond Interest                    -0.1             -0.2                --
Increase in Valuation
  Allowance                                 0.8               --                --
Other, net                                  0.1             -0.2              -0.1
----------------------------------------------------------------------------------
Effective income
  tax rate                                -34.8%            40.1%             39.7%
----------------------------------------------------------------------------------


                                                          2001 Annual Report  37

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8.  DEBT

The following table summarizes our debt at December 31, 2001 and 2000:

in millions                                                                                            2001                2000
---------------------------------------------------------------------------------------------------------------------------------
Secured(1)
2000-1 Enhanced Equipment Trust Certificates
    7.379% Series A-1 due in installments through May 18, 2010                                        $   308             $   341
    7.57% Series A-2 due November 18, 2010                                                                738                 738
    7.92% Series B due November 18, 2010                                                                  182                 182
    7.779% Series C due November 18, 2005                                                                 239                 239
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1,467               1,500
---------------------------------------------------------------------------------------------------------------------------------
2001-1 Enhanced Equipment Trust Certificates
    6.619% Series A-1 due in installments through March 18, 2011                                          300                  --
    7.111% Series A-2 due September 18, 2011                                                              571                  --
    7.711% Series B due September 18, 2011                                                                207                  --
    7.299% Series C due September 18, 2006                                                                170                  --
    6.95% Series D due September 18, 2006                                                                 150                  --
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1,398                  --
---------------------------------------------------------------------------------------------------------------------------------
2001-2 Enhanced Equipment Trust Certificates
    3.6% Series A due in installments through December 18, 2011(2)                                        449                  --
    4.8% Series B due in installments through December 18, 2011(2)                                        282                  --
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          731                  --
---------------------------------------------------------------------------------------------------------------------------------
Other secured debt due 2002 to 2017; interest rates of 2.6% to 6.2%(2)                                    506                 199
---------------------------------------------------------------------------------------------------------------------------------
    Total secured debt                                                                                  4,102               1,699
=================================================================================================================================

Unsecured
1997 Bank Credit Agreement, 2.91%, due May 1, 2002(2)                                                     625                  --
Massachusetts Port Authority Special Facilities Revenue Bonds
    5.0%-5.5% Series 2001A due in installments between 2012 and 2027                                      338
    2.2% Series 2001B due January 1, 2031(2)                                                               80                  --
    2.3% Series 2001C due January 1, 2031(2)                                                               80                  --
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          498                  --
---------------------------------------------------------------------------------------------------------------------------------
8.10% Series C Guaranteed Serial ESOP Notes, due in installments between 2002 and 2009                    290                 290
6.65% Medium-Term Notes, Series C, due March 15, 2004                                                     300                 300
7.7% Notes due December 15, 2005                                                                          500                 500
7.9% Notes due December 15, 2009                                                                          499                 499
9.75% Debentures due May 15, 2021                                                                         106                 106
Development Authority of Clayton County, loan agreement,
    1.7% Series 2000A due June 1, 2029(2)                                                                  65                  65
    1.8% Series 2000B due May 1, 2035(2)                                                                  116                 116
    1.7% Series 2000C due May 1, 2035(2)                                                                  120                 120
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          301                 301
---------------------------------------------------------------------------------------------------------------------------------
8.3% Notes due December 15, 2029                                                                          925               1,000
8.125% Notes due July 1, 2039(3)                                                                          538                 538
Other debt due 2002 to 2022; interest rates of 5.30% to 10.375%                                           620                 626
---------------------------------------------------------------------------------------------------------------------------------
    Total unsecured debt                                                                                5,202               4,160
---------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                              9,304               5,859
Less: Current maturities and short-term obligations                                                     1,025                  62
---------------------------------------------------------------------------------------------------------------------------------
    Total long-term debt                                                                              $ 8,279             $ 5,797
=================================================================================================================================

(1) Our secured debt is secured by first mortgage liens on a total of 151 aircraft (47 B-737-800, 31 B-757-200, 17 B-767-300ER, 4 B-777-200, 37
         CRJ 100/200, 11 EMB-120 and 4 ATR-72 aircraft) delivered to Delta from March 1992 through December 2001. These aircraft had an aggregate net book value of approximately $4.7 billion at December 31, 2001.

(2) Our variable interest rate debt is shown using interest rates in effect at December 31, 2001.

(3) The 8.125% Notes due 2039 are redeemable by Delta, in whole or in part, at par on or after July 1, 2004.


38  Delta Air Lines, Inc.

         The fair value of our total debt was $8.9 billion and $5.8 billion at December 31, 2001 and 2000, respectively.


FUTURE MATURITIES

At December 31, 2001, the scheduled maturities of our debt for the next five years are as follows:

Years Ending December 31,                           Principal
in millions                                          Amount
-------------------------------------------------------------
2002                                                $ 1,025
2003                                                    202
2004                                                    517
2005                                                    937
2006                                                    520
After 2006                                            6,103
-----------------------------------------------------------
Total                                               $ 9,304
===========================================================

         We expect to meet our obligations as they become due through available cash, short-term investments, internally generated funds, borrowings and Stabilization Act compensation. Additionally, we have unencumbered assets available for use in potential financing transactions. We have not determined whether to apply for federal loan guarantees under the Stabilization Act.


ENHANCED EQUIPMENT TRUST CERTIFICATES (EETC) FINANCING TRANSACTIONS

During 2001, we issued $2.1 billion aggregate principal amount of Pass Through Certificates (Certificates), commonly referred to as an EETC financing, for general corporate purposes. For additional information about these financings, see "2001-1 Enhanced Equipment Trust Certificates" and "2001-2 Enhanced Equipment Trust Certificates" on the Table on page 38 of this Annual Report.


1997 BANK CREDIT AGREEMENT

Under our 1997 Bank Credit Agreement, as amended in November 2001, we may borrow up to $625 million on an unsecured and revolving basis until May 1, 2002, subject to our compliance with certain conditions. Borrowings under this facility are available for general corporate purposes, may be prepaid by us at any time and currently bear interest at LIBOR plus a margin which is dependent on our long-term senior unsecured debt ratings.

         The 1997 Bank Credit Agreement contains negative covenants that place certain limits on the amount of secured debt, current debt and other debt that we may have outstanding, and on our annual flight equipment rental expense. It also provides that, upon the occurrence of a change in control of Delta: (1) the banks' obligation to extend credit terminates; (2) any amounts outstanding under the 1997 Bank Credit Agreement become due and payable; and (3) Delta must deposit cash collateral with the banks in an amount equal to all letters of credit outstanding under that agreement.

         At December 31, 2001, there were $625 million of borrowings outstanding under the 1997 Bank Credit Agreement.


BOSTON AIRPORT TERMINAL PROJECT

During 2001, we entered into lease and financing agreements with the Massachusetts Port Authority (Massport) for the redevelopment and expansion of Terminal A at Boston's Logan International Airport. The completion of this project will enable us to consolidate all of our domestic operations at that airport into one location. Construction is currently expected to begin in the March 2002 quarter and to be completed during 2005. Project costs will be funded with $498 million in proceeds from Special Facilities Revenue Bonds issued by Massport on August 16, 2001. Delta agreed to pay the debt service on the bonds under a long-term lease agreement with Massport and issued a guarantee to the bond trustee covering the payment of the debt service on the bonds. For additional information about these bonds, see "Massachusetts Port Authority Special Facilities Revenue Bonds" on the Table on page 38 of this Annual Report. Because we have issued a guarantee of the debt service on the bonds, we have included the bonds, as well as the related bond proceeds, on our Consolidated Balance Sheets. The bonds are reflected in noncurrent liabilities and the related proceeds, which are held in trust, are reflected as restricted investments in other assets on our Consolidated Balance Sheets.


SERIES C ESOP NOTES

At December 31, 2001, there were outstanding $290 million principal amount of the Delta Family-Care Savings Plan's Series C Guaranteed Serial ESOP Notes (Series C ESOP Notes). The Series C ESOP Notes, which are payable in installments


                                                          2001 Annual Report  39

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

between 2002 and 2009, are guaranteed by Delta. We are generally required to purchase the Series C ESOP Notes at the option of the noteholders if the notes are not rated at least A3 by Moody's and A- by Standard & Poor's (Required Ratings). Our purchase price would be equal to the principal amount of the Series C ESOP Notes being purchased plus accrued interest and, if applicable, a make whole premium amount.

         The holders of the Series C ESOP Notes are presently entitled to the benefits of an unconditional, direct-pay letter of credit issued by Bayerische Hypo-Und Vereinsbank AG under a credit agreement between Delta and a group of banks (the Letter of Credit Facility). Required payments of principal, interest and make whole premium amounts on the Series C ESOP Notes are paid under the letter of credit. At December 31, 2001, the letter of credit totaled $424 million, covering the $290 million outstanding principal amount of the Series C ESOP Notes, approximately one year of interest on the notes and $101 million of potential make whole premium amounts.

         The Letter of Credit Facility and the related letter of credit expire on May 19, 2003. The Letter of Credit Facility provides that, if there is a drawing under the letter of credit, Delta must immediately repay the amount drawn or convert its repayment obligation to a loan due on the earlier of one year after the drawing or May 19, 2003.

         Due to the existence of the letter of credit, the Series C ESOP Notes currently have the Required Ratings. However, these ratings are subject to change at any time. Circumstances that might cause Moody's or Standard & Poor's to lower its ratings on the Series C ESOP Notes include, among other things, the termination of the letter of credit or the lowering of the credit ratings of the issuer of the letter of credit. The Series C ESOP Notes are not likely to receive the Required Ratings without an appropriate credit enhancement.


LETTER OF CREDIT ENHANCED MUNICIPAL BONDS

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

         Principal and interest on the bonds, and the payment of the purchase price of bonds tendered for purchase, are presently paid under three irrevocable, direct-pay letters of credit totaling $305 million issued by Commerzbank AG under a Reimbursement Agreement between Delta and a group of banks (Reimbursement Agreement). The Reimbursement Agreement generally provides that, if there is a drawing under a letter of credit to purchase bonds that have been tendered, Delta may convert its repayment obligation to a loan that becomes due and payable on the earlier of (1) the date the related bonds are remarketed; or (2) the June 8, 2003 expiration date of the related letter of credit. Unless an existing letter of credit is extended, a mandatory tender for purchase of the related bonds will occur on the fifth day prior to the expiration of such letter of credit. In these circumstances, Delta could seek to replace the expiring letter of credit with a new letter of credit from an alternate credit provider and remarket the related bonds.

         There are also outstanding under the Reimbursement Agreement irrevocable direct-pay letters of credit totaling $104 million relating to $102 million principal amount of bonds issued by other municipalities to build certain airport facilities leased to Delta. These bonds currently bear interest at a variable rate, which is determined weekly, and may be tendered for purchase by their holders on seven days' notice. We pay the debt service on these bonds under long-term lease agreements (See Note 10). The related letters of credit expire between November 7, 2003, and December 4, 2003, and are otherwise similar to the letters of credit relating to the Development Authority bonds.


COVENANTS AND CHANGE IN CONTROL PROVISIONS

The Letter of Credit Facility and the Reimbursement Agreement contain negative covenants and a change in control provision that are similar to the corresponding provisions in our 1997 Bank Credit Agreement.

         Our debt agreements do not limit the payment of


40  Delta Air Lines, Inc.

dividends on our capital stock. The terms of the Series B ESOP Convertible Preferred Stock limit our ability to pay cash dividends to our common shareowners in certain circumstances (see Note 14).

         ASA's credit agreements contain negative covenants that apply only to the financial position of ASA. The covenants, among other things, limit ASA's ability to transfer funds in the form of cash dividends, loans or advances. At December 31, 2001, approximately $271 million of ASA's net assets were subject to these restrictions and there were no net assets available for distribution by ASA to Delta under the most restrictive of these provisions.

         As is standard practice in the airline industry, our aircraft lease and financing agreements require that we maintain certain levels of insurance coverage.


OTHER FINANCING ARRANGEMENTS

On December 12, 2001, we entered into an agreement under which we may borrow prior to July 1, 2002, up to $935 million on a secured basis, subject to certain conditions. Available borrowings under this facility become due or are reduced, as applicable, on the earlier of (1) 366 days after the date of the borrowing; or (2) our completion in 2002 of certain financings. The interest rate is LIBOR plus a margin that varies depending on the duration of the borrowing and our credit rating. At December 31, 2001, no borrowings were outstanding under this facility (see Note 21).

         On December 28, 2001, we entered into a credit facility with a group of banks under which we may borrow up to $625 million on a secured basis until December 27, 2002, subject to certain conditions. The banks' lending commitment under this facility is reduced, however, to the extent we receive net cash proceeds from the issuance of certain financings. The interest rate under this facility is, at our option, LIBOR or a specified base rate plus a margin that varies depending on the period during which borrowings are outstanding. Any borrowings under this facility will be secured by certain aircraft owned by us. At December 31, 2001, no borrowings were outstanding under this facility.

         We have available to us long-term, secured financing commitments from a third party that we may elect to use for a substantial portion of the commitments for regional jet aircraft to be delivered to ASA and Comair through 2004. Any borrowings under these commitments would be at a fixed interest rate determined by reference to ten year U.S. Treasury Notes and would have various repayment dates.


NOTE 9. ASSET-WRITEDOWNS AND OTHER NONRECURRING ITEMS

2001

In 2001, we recorded asset writedowns and other non-recurring items totaling $1.1 billion ($695 million net of tax,or $5.63 diluted EPS) in our Consolidated Statements of Operations, as follows:

- A $566 million charge relating to our decision to reduce staffing across all workgroups due to the capacity reductions we implemented as a result of the September 11 terrorist attacks. We offered eligible employees several options, including voluntary severance, leaves of absence and early retirement. Approximately 10,000 employees elected to participate in one of the voluntary programs. Involuntary reductions will affect approximately 1,700 employees - up to 1,400 pilots and 300 employees from other workgroups. All employee reductions have been completed, with the exception of approximately 1,000 pilots. We expect the remaining pilots to be furloughed by December 2002 as training and operational requirements are met.

                  The total charge includes $475 million for costs associated with the early retirement and certain voluntary leave of absence programs which are recorded as adjustments to our pension and post-retirement medical benefit obligations (see Note 12). The remaining $91 million relates to severance and related costs.

                  As of December 31, 2001, approximately $44 million had been paid for severance and related costs. The remaining $47 million, which is recorded as a current liability in our Consolidated Balance Sheets, consists of severance for non-pilot employees, which was paid during January 2002; severance for pilots, which will be paid as pilots are furloughed during 2002; and medical benefits for employees who received severance or are participating in certain leave of absence programs, which will be paid monthly during 2002.


                                                          2001 Annual Report  41

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


- A $363 million charge resulting from a decrease in value of certain aircraft. This charge includes (1) impairment charges, in accordance with our policy discussed in Note 1, of $191 million related to our 16 MD-90 and eight owned MD-11 aircraft, which reflects further reduction in the estimated future cash flows and fair values of these aircraft since our impairment review in 1999 (discussed below) as well as a revised schedule for retiring these aircraft over the next five to nine years, and $83 million related to the accelerated retirement of 40 B-727 aircraft by 2003; and (2) a $77 million writedown related to our decision to accelerate the retirement of nine B-737 aircraft in 2002 and a $12 million writedown to fair market value of 18 L-1011 aircraft which are held for disposal. We recorded $303 million of these charges as a result of the effects of the September 11 terrorist attacks. The remaining $60 million was recorded in the June 2001 quarter when we initially decided to accelerate the retirement of the nine B-737 aircraft to more closely align capacity and demand, and to improve scheduling and operating efficiency.

- A $160 million charge which relates primarily to discontinued contracts, facilities and information technology projects. It also includes $9 million related to the write-off of certain receivables that we believe we will not be able to realize as a result of the September 11 terrorist attacks.

- We incurred $30 million in expenses which are direct costs of our capacity reductions and represent the temporary cost of surplus pilots and grounded aircraft.


2000

In 2000, we recorded charges totaling $108 million ($66 million net of tax, or $0.53 basic and $0.50 diluted EPS) in our Consolidated Statements of Operations, as follows:

- An $86 million charge relating to our decision to offer an early retirement medical option program to enable eligible employees to retire with continued medical coverage without paying certain early retirement medical premiums. Approximately 2,500 employees elected to participate in this program.

- A $22 million restructuring charge relating to our decision to close our Pacific gateway in Portland, Oregon.


1999

In 1999, we recorded charges totaling $469 million ($286 million net of tax, or $2.07 basic and $1.94 diluted EPS) in our Consolidated Statements of Operations, as follows:

- A $320 million charge related to our decision to accelerate the planned retirement of our 16 MD-90 aircraft and eight owned MD-11 aircraft as part of our fleet simplification strategy. We determined the amount of this charge based on our impairment policy discussed in Note 1.

- A $107 million charge because we (1) changed our business practice regarding the disposal of surplus aircraft parts; and (2) entered into an agreement with a third party to sell all of our existing surplus aircraft parts inventory. As a result of these actions, we wrote down surplus aircraft parts and obsolete flight equipment and parts to their estimated fair values. We determined the estimated fair value of inventory using the negotiated purchase price.

- A $42 million charge due to our implementation of certain technology initiatives which resulted in an abandonment of certain legacy hardware and software assets.


NOTE 10. LEASE OBLIGATIONS

Delta leases aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. We record rent expense on a straight-line basis over the life of the lease. Rental expense for operating leases totaled $1.3 billion, $1.3 billion and $1.1 billion in 2001, 2000 and 1999, respectively. Amounts due under capital leases are recorded as liabilities. Our interest in assets acquired under capital leases is shown as an asset on our Consolidated Balance Sheets. Amortization of assets recorded under capital leases is included in depreciation expense in our Consolidated Statements of Operations.


42  Delta Air Lines, Inc.

         The following table summarizes, as of December 31, 2001, our minimum rental commitments under capital leases and operating leases with initial or remaining terms in excess of one year:

Years Ending December 31,                            Capital          Operating
in millions                                          Leases             Leases
-------------------------------------------------------------------------------
2002                                                  $  39            $  1,271
2003                                                     30               1,238
2004                                                     21               1,197
2005                                                     14               1,177
2006                                                      6               1,144
After 2006                                               10               8,068
-------------------------------------------------------------------------------
Total minimum lease payments                            120            $ 14,095
                                                                       ========
Less: Amounts of lease payments
  which represent interest                               21
-----------------------------------------------------------
Present value of future minimum
  capital lease payments                                 99
Less: Current obligations
  under capital leases                                   31
-----------------------------------------------------------
Long-term capital lease obligations                   $  68
===========================================================

         As of December 31, 2001, we operated 313 aircraft under operating leases and 42 aircraft under capital leases. These leases have remaining terms ranging from six months to 16 years.

         Certain municipalities have issued special facilities revenue bonds to build or improve airport and maintenance facilities leased to Delta. The facility lease agreements require Delta to make rental payments sufficient to pay principal and interest on the bonds. The above table includes $1.9 billion of operating lease rental commitments for such payments.


NOTE 11. PURCHASE COMMITMENTS AND CONTINGENCIES

Future expenditures for aircraft and engines on firm order as of January 31, 2002 are estimated to be $6.0 billion. The following table shows the timing of these commitments:

Years Ending December 31,
in billions                                         Amount
----------------------------------------------------------
2002                                                $  1.4
2003                                                   1.1
2004                                                   1.7
2005                                                   1.3
2006                                                   0.5
After 2006                                              --
----------------------------------------------------------
Total                                               $  6.0
==========================================================

         We have contract carrier agreements with two regional air carriers, Atlantic Coast Airlines and SkyWest Airlines which expire in 2010. Under these agreements, we schedule certain aircraft that are operated by those airlines using Delta's flight code, sell the seats on those flights and retain the related revenues. We pay those airlines an amount that is based on their cost of operating those flights plus a specified margin. In 2001, we paid these two carriers approximately $239 million under these agreements. In 2002, we expect to pay approximately $520 million on an anticipated capacity increase of 129% over 2001.

         We may terminate these agreements at any time by giving the airline certain advance notice. If we terminate the agreements in these circumstances, the airline has the right (1) to assign to us leased aircraft which it operates for us under its agreement, provided we are able to continue the leases on the same terms as the airline; and (2) to require us to purchase at fair market value aircraft owned by the airline which it operates for us under its agreement. We estimate that the total fair market value of the aircraft that the airlines could assign to us or require that we purchase is approximately $1.3 billion.

         Delta is a defendant in legal actions relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions is not likely to have a material adverse effect on our Consolidated Financial Statements.

         Approximately 18% of our employees, including all of our pilots, are represented by labor unions. See "Employee Matters" on page 23 of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional unaudited information on this subject.


                                                          2001 Annual Report  43

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12. EMPLOYEE BENEFIT PLANS

Delta sponsors defined benefit and defined contribution pension plans, healthcare plans, and disability and survivorship plans for eligible employees and retirees, and their eligible family members. We reserve the right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or ERISA.

         As discussed in Note 1, effective December 31, 2000, we changed our year end from June 30 to December 31. As a result of this change, we elected to restate our financial statements to provide comparability between periods. This change does not require a remeasurement of prior pension or postretirement obligations. Therefore, with the exception of net periodic costs, the financial data presented in this note has not been restated for the change in year end.


DEFINED BENEFIT PENSION PLANS

Our qualified defined benefit pension plans meet or exceed ERISA's minimum funding requirements as of December 31, 2001.

         The following table shows the change in projected benefit obligation for our defined benefit pension plans for the 12 months ended December 31, 2001, the six months ended December 31, 2000 and the 12 months ended June 30, 2000:


                                                                   12 Months Ended         Six Months Ended        12 Months Ended
in millions                                                       December 31, 2001        December 31, 2000        June 30, 2000
----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of period                    $   9,263               $  8,901                 $  8,872
Service cost                                                                 246                    121                      251
Interest cost                                                                763                    354                      644
Actuarial (gain) loss                                                        531                    156                     (402)
Benefits paid                                                               (623)                  (269)                    (491)
Special termination benefits                                                 185                     --                       --
Curtailment loss                                                              30                     --                       --
Plan amendments                                                              262                     --                       27
--------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of period                          $  10,657               $  9,263                 $  8,901
================================================================================================================================

>

         The special termination benefits reflected in the above table relate to the staffing reduction options offered to certain Delta employees in 2001 (see
Note 9).

         We used the following actuarial assumptions to determine the actuarial present value of our projected benefit obligation:

                                                                  September 30, 2001     September 30, 2000        March 31, 2000
---------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                            7.75%                  8.25%                   8.25%
Rate of increase in future compensation levels                            4.67%                  5.35%                   4.93%
Expected long-term rate of return on plan assets                         10.00%                 10.00%                  10.00%
---------------------------------------------------------------------------------------------------------------------------------

         The following table shows the change in the fair value of our defined benefit pension plan assets for the 12 months ended December 31, 2001, the six months ended December 31, 2000 and the 12 months ended June 30, 2000:

                                                                   12 Months Ended         Six Months Ended        12 Months Ended
in millions                                                       December 31, 2001        December 31, 2000        June 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of period                      $  10,398                $  10,721             $   9,020
Actual return (loss) on plan assets                                      (1,521)                     (80)                2,144
Employer contributions                                                       50                       26                    48
Benefits paid                                                              (623)                    (269)                 (491)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of period                            $   8,304                $  10,398             $  10,721
===================================================================================================================================


44  Delta Air Lines, Inc.

         The accrued pension cost recognized for these plans on our Consolidated Balance Sheets at December 31, 2001 and 2000 is computed as follows:

in millions                                                                       December 31, 2001      December 31, 2000
--------------------------------------------------------------------------------------------------------------------------
Funded status                                                                          $ (2,353)            $  1,135
Unrecognized net actuarial (gain) loss                                                    1,584               (1,558)
Unrecognized transition obligation                                                           49                   58
Unrecognized prior service cost                                                             308                   55
Contributions made between measurement date and year end                                     12                   12
Intangible asset                                                                             (7)                  (8)
Other comprehensive income                                                                  (12)                  (2)
--------------------------------------------------------------------------------------------------------------------
Accrued pension cost recognized on the Consolidated Balance Sheets                     $   (419)            $   (308)
--------------------------------------------------------------------------------------------------------------------

         Net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 included the following components:

in millions                                                          2001                2000               1999
-----------------------------------------------------------------------------------------------------------------
Service cost                                                       $    246             $  250             $  239
Interest cost                                                           763                686                599
Expected return on plan assets                                       (1,040)              (924)              (794)
Amortization of prior service cost                                        5                  4                  4
Recognized net actuarial (gain) loss                                    (51)               (22)                 1
Amortization of net transition obligation                                 4                  2                  2
-----------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                          $    (73)            $   (4)            $   51
-----------------------------------------------------------------------------------------------------------------

         Delta also sponsors non-qualified pension plans which are funded from current assets. The accumulated benefit obligation of these plans totaled $303 million at September 30, 2001 and $413 million at September 30, 2000.


DEFINED CONTRIBUTION PENSION PLANS

Delta Pilots Money Purchase Pension Plan (MPPP)

We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During the years ended December 31, 2001, 2000 and 1999, we recognized expense of $69 million, $63 million and $56 million, respectively, for this plan.

Delta Family-Care Savings Plan

Our Savings Plan includes an employee stock ownership plan (ESOP) feature. Eligible employees may contribute a portion of their covered pay to the Savings Plan.

         Prior to July 1, 2001, Delta matched 50% of employee contributions with a maximum employer contribution of 2% of a participant's covered pay for all participants. Effective July 1, 2001, the Savings Plan was amended to provide all eligible Delta pilots with an employer contribution of 3% of their covered pay to replace their former matching contribution. We make our contributions for non-pilots and pilots by allocating Series B ESOP Convertible Preferred Stock, common stock or cash to the Savings Plan. Our contributions, which are recorded as salaries and related costs in the accompanying Consolidated Statements of Operations, totaled $83 million, $69 million and $61 million in 2001, 2000 and 1999, respectively.


                                                          2001 Annual Report  45

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


         When we adopted the ESOP in 1989, we sold 6,944,450 shares of Series B ESOP Convertible Preferred Stock to the Savings Plan for $500 million. We have recorded unearned compensation equal to the value of the shares of preferred stock not yet allocated to participants' accounts. We reduce the unearned compensation as shares of preferred stock are allocated to participants' accounts. Dividends on unallocated shares of preferred stock are used for debt service on the Savings Plan's Series C ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of preferred stock are credited to participants' accounts and are considered dividends for financial reporting purposes. Only allocated shares of preferred stock are considered outstanding when we compute diluted earnings per share. At December 31, 2001, 3,509,922 shares of Series B ESOP Convertible Preferred Stock were allocated to participants' accounts and 2,768,288 shares were held by the ESOP for future allocations.

Other Plans

ASA, Comair and DAL Global Services, Inc., one of our wholly owned subsidiaries, sponsor defined contribution retirement plans for eligible employees. These plans did not have a material impact on our Consolidated Financial Statements in 2001, 2000 and 1999.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Our medical plans provide medical and dental benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from our general assets on a current basis. Plan benefits are subject to copayments, deductibles and other limits as described in the plans.

         The following table shows the change in our accumulated postretirement benefit obligation (APBO) for the 12 months ended December 31, 2001, the six months ended December 31, 2000 and the 12 months ended June 30, 2000:

                                                   12 Months Ended         Six Months Ended          12 Months Ended
in millions                                       December 31, 2001        December 31, 2000          June 30, 2000
--------------------------------------------------------------------------------------------------------------------
APBO at beginning of period                            $  1,780                 $  1,749                 $  1,612
Service cost                                                 37                       18                       38
Interest cost                                               146                       70                      117
Benefits paid                                              (102)                     (46)                     (80)
Actuarial (gain) loss                                       163                      (11)                     (52)
Plan amendment                                             (176)                      --                       28
Curtailment loss                                             49                       --                       --
Special termination benefits                                203                       --                       86
-----------------------------------------------------------------------------------------------------------------
APBO at end of period                                  $  2,100                 $  1,780                 $  1,749
=================================================================================================================


46  Delta Air Lines, Inc.

         The special termination benefits reflected in the above table relate to the staffing reduction programs and the early retirement medical option offered to certain Delta employees during 2001 and 2000 (see Note 9).

         We used the following actuarial assumptions to determine the actuarial present value of our APBO:

                                             September 30, 2001   September 30, 2000    March 31, 2000
------------------------------------------------------------------------------------------------------
Weighted average discount rate                      7.75%                8.25%                8.25%
Assumed health care cost trend rate(*)              6.25%                7.00%                7.00%
------------------------------------------------------------------------------------------------------

(*) The assumed healthcare cost trend rate is assumed to decline gradually to 5.50% in 2003 and remain level thereafter.

         A 1% change in the health care cost rate used in measuring the APBO at September 30, 2001 would have the following effects:

in millions                                                            1% Increase           1% Decrease
--------------------------------------------------------------------------------------------------------
Increase (decrease) in total service and interest cost                     $ 17                 $ (15)
Increase (decrease) in the APBO                                            $112                 $(111)

         The following table shows the calculation of the accrued postretirement benefit cost recognized on our Consolidated Balance Sheets at December 31, 2001 and 2000:

in millions                                                    December 31, 2001    December 31, 2000
-----------------------------------------------------------------------------------------------------
Funded status                                                       $(2,100)            $(1,780)
Unrecognized net actuarial (gain) loss                                  100                 (64)
Unrecognized prior service cost                                        (421)               (283)
Contributions made between measurement date and year end                 29                  22
-----------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost recognized on
  the Consolidated Balance Sheets                                   $(2,392)            $(2,105)
-----------------------------------------------------------------------------------------------------

         Our net periodic postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999 included the following components:

in millions                                          2001              2000              1999
----------------------------------------------------------------------------------------------
Service cost                                        $  37             $  37             $  35
Interest cost                                         146               129               106
Amortization of prior service cost                    (39)              (40)              (38)
Other                                                  --                --                (4)
----------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost            $ 144             $ 126             $  99
----------------------------------------------------------------------------------------------


                                                         2001 Annual Report  47

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Postemployment Benefits

Delta provides certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of the disability and survivorship plans.

         Postemployment benefit income was $23 million in 2001, $51 million in 2000, and $12 million in 1999. We include the amount funded in excess of the liability in other noncurrent assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets. Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

         We regularly evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense.

NOTE 13. EARNINGS (LOSS) PER SHARE

We calculate basic earnings (loss) per share by dividing the income (loss) available to common shareowners by the weighted average number of common shares outstanding. Diluted earnings (loss) per share includes the dilutive effects of stock options and convertible securities. To the extent stock options and convertible securities are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. The following table shows our computation of basic and diluted earnings (loss) per share:

Years Ended December 31,
in millions, except per share data                                   2001                 2000                  1999
----------------------------------------------------------------------------------------------------------------------
BASIC:
Net income (loss) excluding cumulative effect of change
  in accounting principle                                             (1,216)                928                 1,262
Dividends on allocated Series B ESOP Convertible
  Preferred Stock                                                        (14)                (13)                  (12)
----------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareowners,
  excluding cumulative effect of change in accounting
  principle                                                           (1,230)                915                 1,250
Weighted average shares outstanding                                    123.1               123.8                 138.0
----------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share excluding cumulative
  effect of change in accounting principle                         $   (9.99)            $  7.39             $    9.05
----------------------------------------------------------------------------------------------------------------------

DILUTED:
Net income (loss) available to common shareowners,
  excluding cumulative effect of change in accounting
  principle                                                           (1,230)                915                 1,250
Income tax effect assuming conversion of allocated
  Series B ESOP Convertible Preferred stock                               --                   8                     8
----------------------------------------------------------------------------------------------------------------------
Income (loss) available to common shareowners
  including assumed conversions                                       (1,230)                923                 1,258
Weighted average shares outstanding                                    123.1               123.8                 138.0
Additional shares assuming:
  Exercise of stock options                                               --                 1.6                   4.7
  Conversion of allocated Series B ESOP Convertible
     Preferred Stock                                                      --                 5.4                   4.7
  Conversion of performance-based stock units                             --                 0.2                   0.2
----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding, as adjusted                       123.1               131.0                 147.6
Diluted earnings (loss) per share excluding cumulative
  effect of change in accounting principle                         $   (9.99)            $  7.05             $    8.52
----------------------------------------------------------------------------------------------------------------------


48  Delta Air Lines, Inc.

NOTE 14. COMMON AND PREFERRED STOCK

As discussed below, we have reserved shares of stock for the exercise of stock options and for other stock-based awards, for the conversion of our Series B ESOP Convertible Preferred Stock and in connection with our Shareowner Rights Plan.

SHARES OF COMMON STOCK RESERVED FOR STOCK OPTIONS AND OTHER STOCK-BASED AWARDS

To more closely align the interests of directors, officers and other employees with the interests of our shareowners, Delta maintains certain plans which provide for the issuance of common stock in connection with the exercise of stock options and for other stock-based awards. The following table includes information about these plans, including the number of shares of common stock reserved for issuance under each such plan at December 31, 2001.

                                                                                                            Shares
                                                    Total Shares     Non-Qualified                         Reserved
                                                   Authorized for    Stock Options                        for Future
Plan                                                 Issuance          Granted        Shares Issued        Issuance
--------------------------------------------------------------------------------------------------------------------
Broad-based employee stock option plans(1)          49,400,000        49,400,000        11,420,669        37,674,004
Delta 2000 Performance Compensation Plan(2)         16,000,000         2,355,000             1,155        15,998,845
Non-Employee Directors' Stock Plan(3)                  500,000                --            33,025           466,975
Non-Employee Directors' Stock Option Plan(4)           250,000            89,050                --           250,000
--------------------------------------------------------------------------------------------------------------------

(1) In 1996, shareowners approved broad-based pilot and non-pilot stock option plans. Under these two plans, we granted eligible employees non-qualified stock options to purchase a total of 49.4 million shares of common stock in three approximately equal installments on October 30, 1996, 1997 and 1998. These stock options (1) have an exercise price equal to the fair market value of the common stock on the grant date; (2) are generally exercisable beginning one year and ending 10 years after the grant date; (3) are forfeited upon termination of employment in certain circumstances; and (4) are not transferrable other than due to the employee's death. No additional stock options may be granted under these plans.

(2) On October 25, 2000, shareowners approved this plan, which authorizes the grant of stock options and a limited number of other stock awards, up to a total of 16 million shares of common stock. The plan amends and restates a prior plan which was also approved by shareowners. No awards have been, or will be, granted under the prior plan on or after October 25, 2000. At December 31, 2001, there were 11.9 million shares of common stock reserved for awards (primarily non-qualified stock options) that were outstanding under the prior plan. The current plan provides that shares reserved for awards under the plans which are forfeited, settled in cash rather than stock, or withheld, plus shares tendered to Delta in connection with such awards, may be added back to the shares available for future grants. At December 31, 2001, 788,639 shares had been added back pursuant to that provision.

(3) In 1995, shareowners approved this plan, which provides that a portion of each non-employee director's annual retainer will be paid in shares of common stock. It also permits non-employee directors to elect to receive all or a portion of their cash compensation for service as a director in shares of common stock at current market prices.

(4) On October 22, 1998, the Board of Directors approved this plan. Each non-employee director receives an annual grant of a non-qualified stock option which, at the time of grant, has a present value equal to approximately $40,000.

SERIES B ESOP CONVERTIBLE PREFERRED STOCK

Each outstanding share of Series B ESOP Convertible Preferred Stock pays a cumulative cash dividend of 6% per year, is convertible into 1.7155 shares of common stock at a conversion price of $41.97 per share and has a liquidation price of $72, plus accrued and unpaid dividends. The Series B ESOP Convertible Preferred Stock generally votes together as a single class with the common stock and has two votes per share. It is redeemable at our option at $72 per share plus accrued and unpaid dividends, payable in cash or common stock. We cannot pay cash dividends on common stock until all cumulative dividends on the Series B ESOP Convertible Preferred Stock have been paid. The conversion rate, conversion price and voting rights of the Series B ESOP Convertible Preferred Stock are subject to adjustment in certain circumstances.


                                                         2001 Annual Report  49

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


         All shares of Series B ESOP Convertible Preferred Stock are held of record by the trustee of the Delta Family-Care Savings Plan (See Note 12). At December 31, 2001, 10,770,269 shares of common stock were reserved for issuance for the conversion of the Series B ESOP Convertible Preferred Stock.

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

         The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. At December 31, 2001, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

NOTE 15. COMMON STOCK REPURCHASES

We repurchased 10.6 million shares of common stock for $502 million in 2000. In 1999, we repurchased 11.0 million shares of common stock for $625 million, which included five million shares held by Singapore Airlines. These repurchases were made under certain now-completed stock buyback programs, and the ongoing common stock repurchase authorization described below.

         In 1996, our Board of Directors authorized us to repurchase up to 49.4 million shares of common stock issued under our broad-based employee stock option plans (See Note 14). As of December 31, 2001, we had repurchased 21.6 million shares of common stock under this authorization. We are authorized to repurchase the remaining shares as employees exercise their stock options under those plans. Repurchases are subject to market conditions and may be made in the open market or in privately negotiated transactions.

NOTE 16. STOCK OPTIONS AND AWARDS

The following table summarizes all stock option and stock appreciation rights
(SAR) activity during 2001, 2000 and 1999:

                                                      2001                         2000                           1999
                                             ------------------------------------------------------------------------------------
                                                            Weighted                       Weighted                      Weighted
                                                            Average                        Average                       Average
                                             Shares         Exercise        Shares         Exercise        Shares        Exercise
Stock Options                                (000)           Price          (000)           Price          (000)           Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             50,365           $48           47,859           $48           47,663           $47
Granted                                       2,358            46            3,914            52            3,395            58
Exercised                                       (76)           34             (725)           41           (2,410)           44
Forfeited                                    (1,110)           53             (683)           53             (789)           49
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   51,537            48           50,365            48           47,859            48
---------------------------------------------------------------------------------------------------------------------------------
Stock options exercisable at year end        44,751           $48           46,309           $48           44,615           $47
---------------------------------------------------------------------------------------------------------------------------------


50  Delta Air Lines, Inc.

         The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

                              Stock Options Outstanding              Stock Options Exercisable
                        --------------------------------------       --------------------------
                                       Weighted       Weighted                         Weighted
                          Number        Average       Average          Number          Average
                        Outstanding    Remaining      Exercise       Exercisable       Exercise
Stock Options             (000)       Life (years)     Price           (000)            Price
--------------------------------------------------------------       --------------------------
$24-$34                     219            2            $26               185            $26
$34-$41                   6,886            4            $36             6,884            $35
$41-$69                  44,432            6            $50            37,682            $50
--------------------------------------------------------------       --------------------------

         The estimated fair values of stock options granted in 2001, 2000 and 1999 were derived using the Black-Scholes stock option pricing model. The exercise price for stock options, and the base measuring price of tandem SAR (which were granted prior to 1993), is the fair market value of the common stock on the grant date.

         The following table shows our assumptions and the weighted average fair values of stock options:

                                                                     Stock Options Granted

Assumption                                                  2001             2000             1999
---------------------------------------------------------------------------------------------------
Risk-free interest rate                                       5.8%             6.2%             6.0%
Average expected life of stock options (in years)             7.5              7.5              7.5
Expected volatility of common stock                          26.9%            26.9%            26.7%
Expected annual dividends on common stock                  $ 0.10           $ 0.10           $ 0.10
Weighted average fair value of stock options               $   20           $   23           $   26
---------------------------------------------------------------------------------------------------

         The following table shows what our net income (loss) and earnings
(loss) per share would have been for 2001, 2000 and 1999 had we accounted for our stock option plans under the fair value method of SFAS 123, "Accounting for Stock-Based Compensation":


in millions                                                      2001                 2000               1999
--------------------------------------------------------------------------------------------------------------
Net income (loss):
As reported                                                     $(1,216)             $ 828              $1,208
As adjusted for the fair value method under SFAS 123             (1,246)               801               1,147

Basic earnings (loss) per share:
As reported                                                     $ (9.99)             $6.58              $ 8.66
As adjusted for the fair value method under SFAS 123             (10.23)              6.36                8.23

Diluted earnings (loss) per share:
As reported                                                     $ (9.99)             $6.28              $ 8.15
As adjusted for the fair value method under SFAS 123             (10.23)              6.07                7.75
--------------------------------------------------------------------------------------------------------------

         Under SFAS 123, we are not required to include stock options granted before 1996 as compensation in determining pro forma net income. Therefore, the pro forma effects of SFAS 123 on net income (loss) and earnings (loss) per share for the periods presented may not be representative of the pro forma effects of SFAS 123 in future years.

         In January 2002, we granted stock options covering a total of 3.8 million shares of common stock under the Delta 2000 Performance Compensation Plan, with a weighted average exercise price of $32.02 (see Note 14).


                                                         2001 Annual Report  51

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes unrealized gains and losses on marketable equity securities and changes in the fair value of certain derivative instruments which qualify for hedge accounting. Comprehensive income (loss) totaled ($1.6) billion, $0.9 billion and $1.3 billion for 2001, 2000 and 1999, respectively. The difference between net income (loss) and comprehensive income
(loss) for 2001, 2000 and 1999 is detailed in the following table:

in millions                        2001               2000                1999
-------------------------------------------------------------------------------
Net income (loss)                 $(1,216)            $ 828             $ 1,208
Realization of gains
  from the sale
  of investments                      (73)             (301)               (877)
Unrealized gain (loss)
  on marketable
  equity securities                   (84)               16               1,108
Realization of gains
  on derivative
  instruments                        (299)             (375)                 --
Unrealized gain (loss)
  on derivative
  instruments                        (100)              814                  --
Other                                   2                --                  --
-------------------------------------------------------------------------------
Total other
  comprehensive
  income (loss)                      (554)              154                 231
Income tax effect
  on other
  comprehensive
  income (loss)                       219               (60)                (90)
-------------------------------------------------------------------------------
Total other
  comprehensive
  income (loss), net
  of income taxes                    (335)               94                 141
-------------------------------------------------------------------------------
Comprehensive
  income (loss), net
  of income taxes                 $(1,551)            $ 922             $ 1,349
-------------------------------------------------------------------------------

         As of December 31, 2001 and 2000, we had recorded $25 million and $268 million, net of tax, respectively, as unrealized gains on open fuel hedge contracts in accordance with SFAS 133. These amounts are included in unrealized gain (loss) on derivative instruments in the table above. We anticipate that $22 million, net of tax, will be realized during 2002 as the contracts settle and the related aircraft fuel purchases being hedged are consumed and recognized in expense. For additional information regarding our fuel hedge contracts, see Note 4.

NOTE 18. SALE OF RECEIVABLES

During 1999, we entered into an agreement under which we sold a defined pool of our accounts receivable, on a revolving basis, through a special-purpose, wholly owned subsidiary to a third party. We initially sold receivables with a fair value of $547 million to the subsidiary. In exchange for the receivables sold, we received (1) $325 million in cash from the subsidiary's sale of an undivided interest in the pool of receivables to a third party and (2) a $222 million subordinated promissory note from the subsidiary. The amount of the promissory note fluctuates because it represents the portion of the purchase price payable for the volume of receivables sold. We retained servicing and record-keeping responsibilities for the receivables sold.

         As part of the agreement, the subsidiary is required to pay fees to a third party based on the amounts invested by the third party. For 2001, 2000 and 1999, these fees were $14 million, $22 million and $10 million, respectively. The fees are included in other income (expense) under miscellaneous (expense) income, net in our Consolidated Statements of Operations. As part of this transaction, Delta funded $83 million to the subsidiary to purchase additional receivables in June 2000. The principal amount of the promissory note was $144 million and $92 million at December 31, 2001 and 2000, respectively, and is included as accounts receivable on our Consolidated Balance Sheets.

         This agreement, as amended, expires on June 15, 2002. The third party may terminate the agreement, however, if Delta's senior unsecured long-term debt is rated below Ba2 by Moody's and below BB by Standard & Poor's. If the agreement were terminated in these circumstances, we would be required to repurchase the outstanding receivables from the third party. If the agreement had been terminated at December 31, 2001, Delta would have been required to repurchase outstanding receivables for $212 million.

         Subsequent to September 11, 2001, Moody's and Standard & Poor's downgraded Delta's senior unsecured long-term debt to Ba3 and BB, respectively. Moody's ratings outlook for Delta is negative. Our senior unsecured long-term debt remains on credit watch for possible further downgrade by Standard & Poor's.


52  Delta Air Lines, Inc.

NOTE 19. BUSINESS ACQUISITIONS

We acquired a majority interest in Comair Holdings in November 1999, and completed our acquisition of that company in January 2000 for a total purchase price of $1.8 billion. Prior to this acquisition, we owned 22% of the outstanding common stock of Comair Holdings. Our Consolidated Financial Statements in this Annual Report include Comair Holdings' balance sheet as of December 31, 2001 and 2000, and its results of operations from November 22, 1999.

         We acquired a majority interest in ASA Holdings in March 1999, and completed our acquisition of that company in April 1999 for a total purchase price of $700 million. Prior to this acquisition, we owned 28% of the outstanding common stock of ASA Holdings. Our Consolidated Financial Statements in this Annual Report include ASA Holdings' balance sheets as of December 31, 2001 and 2000, and its results of operations from April 1, 1999.

         We used the purchase method of accounting to record the acquisition of Comair Holdings and ASA Holdings. The purchase price of the shares acquired was allocated to the assets acquired and the liabilities assumed based on estimated fair values at the respective acquisition date for both Comair Holdings and ASA Holdings. Based on the allocation, the total costs of the acquisitions exceeded the estimated fair values of the underlying net assets by $1.45 billion and $534 million for Comair Holdings and ASA Holdings, respectively. These amounts are included in other assets in our Consolidated Balance Sheets and are being amortized on a straight-line basis over 40 years.

NOTE 20. GEOGRAPHIC INFORMATION

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires us to disclose certain information about our operating segments. Operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision-maker and is used in resource allocation and performance assessments. We are managed as a single business unit that provides air transportation of passengers and cargo. Our operating revenues by geographic region for 2001, 2000 and 1999 are summarized in the following table:

in millions               2001               2000               1999
----------------------------------------------------------------------
North America            $11,288            $14,004            $12,259
Atlantic                   1,823              1,988              1,930
Pacific                      222                297                319
Latin America                546                452                375
----------------------------------------------------------------------
Total                    $13,879            $16,741            $14,883
======================================================================

         Operating revenues are assigned to a specific geographic region based on the origin and destination of each flight segment. Our tangible assets consist primarily of flight equipment, which is mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

NOTE 21. SUBSEQUENT EVENTS (UNAUDITED)

NEW SECURED DEBT

On January 25, 2002, we sold in a private placement $176 million principal amount of a new, subordinated tranche of the 2000-1 enhanced equipment trust certificates. The new Series D Certificates bear interest at 9.11% per year and are due on November 18, 2005. This financing reduces the borrowings available to us under the $935 million credit facility discussed under Other Financing Arrangements in Note 8.

         On January 31, 2002, we entered into financing arrangements with a third party which provide us with up to $471 million of secured financing for a total of 29 regional jet aircraft delivered or scheduled to be delivered from October 2001 through April 2002. The terms of these financings are from 366 days to 18 months from the date of borrowing (subject to earlier repayment if permanent financing is obtained for these aircraft) at an interest rate based on LIBOR plus a margin. At February 25, 2002, $15 million was outstanding under these arrangements.


                                                         2001 Annual Report  53

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 22. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes our unaudited quarterly results of operations for 2001 and 2000 (in millions, except per share data):

                                                                               Three Months Ended
2001                                                    Mar. 31             June 30             Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------------------
Operating revenues                                      $ 3,842             $ 3,776             $ 3,398             $ 2,863
Operating loss                                          $  (115)            $  (114)            $  (251)            $(1,122)
Net loss                                                $  (133)            $   (90)            $  (259)            $  (734)
Basic loss per share*                                   $ (1.11)            $ (0.76)            $ (2.13)            $ (5.98)
Diluted loss per share*                                 $ (1.11)            $ (0.76)            $ (2.13)            $ (5.98)
---------------------------------------------------------------------------------------------------------------------------

                                                                               Three Months Ended
2000                                                    Mar. 31             June 30             Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------------------
Operating revenues                                      $ 3,911             $ 4,469             $ 4,345             $ 4,016
Operating income                                        $   343             $   606             $   510             $   178
Net income before cumulative effect of
    change in accounting principle                      $   217             $   460             $   233             $    18
Net income                                              $   217             $   460             $   133             $    18
Earnings per share before cumulative effect
    of change in accounting principle:

   Basic                                                $  1.68             $  3.73             $  1.86             $  0.12
   Diluted                                              $  1.61             $  3.51             $  1.77             $  0.12

Earnings per share:
   Basic                                                $  1.68             $  3.73             $  1.05             $  0.12
   Diluted                                              $  1.61             $  3.51             $  1.01             $  0.12
---------------------------------------------------------------------------------------------------------------------------

* The sum of the quarterly earnings per share does not equal the annual earnings per share due to changes in average shares outstanding.

         The change in our financial results for 2001 versus 2000 is due to the following:

- In December 2000, we canceled a substantial number of flights due to a job action by some Delta pilots which significantly reduced pilot availability for overtime (or additional) flying. To provide more reliable service to our customers, we lowered the need for overtime flying by reducing Delta's mainline flight schedule from the previously planned levels by 2.7% for the March 2001 quarter and 2.4% for the June 2001 quarter.

- During the six months ended June 30, 2001, public concern over a possible strike by Delta pilots relating to the then ongoing collective bargaining negotiations caused some customers to make reservations and travel with airlines other than Delta. On June 20, 2001, Delta pilots ratified a new collective bargaining agreement, avoiding a possible strike.

- On March 26, 2001, Comair pilots began a strike, which continued until June 22, 2001 when Comair pilots ratified a new collective bargaining agreement. As a result of this 89-day strike, Comair suspended its operations between March 26, 2001 and July 1, 2001. Comair resumed partial service on July 2, 2001. Service was fully restored to pre-strike levels during January 2002.

- Prior to September 11, 2001, the slowing U.S. and world economies reduced the demand for air travel among both business and leisure passengers. This decline in demand negatively impacted our passenger traffic and yield for the year.

- The business environment significantly worsened as a result of the September 11 terrorist attacks. See Note 2 for a discussion of the impact of the September 11, 2001 terrorist attacks, in general, and
         Note 9 for a discussion of certain related charges and costs.


54  Delta Air Lines, Inc.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO DELTA AIR LINES, INC.:


We have audited the accompanying consolidated balance sheets of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareowners' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Air Lines, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 4 to the consolidated financial statements, effective July 1, 2000, Delta Air Lines, Inc. changed its method of accounting for derivative instruments and hedging activities.



/s/ Arthur Andersen LLP
----------------------------

Atlanta, Georgia
January 23, 2002


                              REPORT OF MANAGEMENT


The integrity and objectivity of the information presented in this Annual Report are the responsibility of Delta management. The financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears above.

         Delta maintains a system of internal financial controls which are assessed periodically through a program of internal audits. These controls include the selection and training of Delta's managers, organizational arrangements that provide a division of responsibilities, and communication programs explaining our policies and standards. We believe this system provides reasonable assurance that transactions are executed in accordance with management's authorization; that transactions are appropriately recorded to permit preparation of financial statements which, in all material respects, are presented in conformity with accounting principles generally accepted in the United States; and that assets are properly accounted for and safeguarded against loss from unauthorized use.

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



/s/ M. Michele Burns                     /s/ Leo F. Mullin
---------------------                    --------------------------------
M. Michele Burns                         Leo F. Mullin
Executive Vice President                 Chairman and
and Chief Financial Officer              Chief Executive Officer


                                                          2001 Annual Report  55

                       CONSOLIDATED SUMMARY OF OPERATIONS

                    For the years ended December 31, 2001-1991

in millions, except per share data                         2001(1)        2000(2)        1999(3)         1998
---------------------------------------------------------------------------------------------------------------
Operating revenues                                        $ 13,879       $ 16,741       $ 14,883       $ 14,312
---------------------------------------------------------------------------------------------------------------
Operating expenses                                          15,481         15,104         13,565         12,509
---------------------------------------------------------------------------------------------------------------
Operating income (loss)                                     (1,602)         1,637          1,318          1,803
Interest income (expense), net(8)                             (410)          (257)          (126)           (66)
Miscellaneous income, net(9)                                    80            328            901             39
Fair value adjustments of SFAS 133 derivatives                  68           (159)            --             --
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle                  (1,864)         1,549          2,093          1,776
Income tax benefit (provision)                                 648           (621)          (831)          (698)
Amortization of investment tax credits                          --             --             --             --
---------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of
  change in accounting principle                            (1,216)           928          1,262          1,078
Net income (loss) after cumulative effect of
  change in accounting principle                            (1,216)           828          1,208          1,078
Preferred stock dividends                                      (14)           (13)           (12)           (11)
---------------------------------------------------------------------------------------------------------------
Net Income (loss) attributable to
  common shareowners                                      $ (1,230)      $    815       $  1,196       $  1,067
===============================================================================================================
Earnings (loss) per share before cumulative
  effect of change in accounting principle(10)
    Basic                                                 $  (9.99)      $   7.39       $   9.05       $   7.22
===============================================================================================================
    Diluted                                               $  (9.99)      $   7.05       $   8.52       $   6.87
===============================================================================================================
Earnings (loss) per share(10)
    Basic                                                 $  (9.99)      $   6.58       $   8.66       $   7.22
===============================================================================================================
    Diluted                                               $  (9.99)      $   6.28       $   8.15       $   6.87
===============================================================================================================
Dividends declared per common share                       $   0.10       $   0.10       $   0.10       $   0.10
---------------------------------------------------------------------------------------------------------------

                      OTHER FINANCIAL AND STATISTICAL DATA

                   For the years ended December 31, 2001-1991

                                                          2001(1)            2000(2)             1999(3)               1998
------------------------------------------------------------------------------------------------------------------------------------
Total assets (millions)                                 $     23,605       $     21,931       $     19,942        $     14,727
Long-term debt and capital leases
  (excluding current maturities) (millions)             $      8,347       $      5,896       $      4,303        $      1,720
Shareowners' equity (millions)                          $      3,769       $      5,343       $      4,908        $      4,077
Shares of Common Stock outstanding at year end(10)       123,245,666        123,013,372        132,893,470         141,514,262

Revenue passengers enplaned (thousands)                      104,943            119,930            110,083             105,304
Available seat miles (millions)                              147,837            154,974            147,073             142,154
Revenue passenger miles (millions)                           101,717            112,998            106,165             103,342
Operating revenue per available seat mile                       9.39(cent)        10.80(cent)        10.12(cent)         10.07(cent)
Passenger mile yield                                           12.74(cent)        13.86(cent)        13.14(cent)         12.99(cent)
Operating cost per available seat mile                         10.47(cent)         9.75(cent)         9.22(cent)          8.80(cent)
Passenger load factor                                          68.80%             72.91%             72.18%              72.70%
Breakeven passenger load factor                                77.31%             65.29%             65.37%              62.94%

Available ton miles (millions)                                22,282             22,925             21,245              20,312
Revenue ton miles (millions)                                  11,752             13,058             12,227              12,052
Operating cost per available ton miles                         69.48(cent)        65.88(cent)        63.85(cent)         61.58(cent)
------------------------------------------------------------------------------------------------------------------------------------

1 Includes $299 million in pretax unusual charges, net ($1.53 diluted loss per share). See Management's Discussion and Analysis, page 14.

2 Includes $51 million in pretax unusual gains, net ($0.25 basic and $0.24 diluted earnings per share), excluding the cumulative effect of a change in accounting principle. See Management's Discussion and Analysis, page 14.

3 Includes $418 million in pretax unusual gains, net ($1.85 basic and $1.73 diluted earnings per share), excluding the cumulative effect of a change in accounting principle. See Management's Discussion and Analysis, page 16.

4 Includes $52 million in pretax restructuring and other unusual charges ($0.35 basic and $0.34 diluted earnings per share).

5 Includes $829 million in pretax restructuring and other unusual charges ($6.49 basic and $5.25 diluted earnings per share).


56  Delta Air Lines, Inc.

                               1997(4)       1996(5)        1995         1994(6)       1993(7)        1992          1991
--------------------------------------------------------------------------------------------------------------------------
                              $ 13,868      $ 12,898      $ 12,218      $ 12,044      $ 11,808      $ 11,580      $ 10,020
--------------------------------------------------------------------------------------------------------------------------
                                12,240        12,324        11,174        12,259        11,954        12,432        10,277
--------------------------------------------------------------------------------------------------------------------------
                                 1,628           574         1,044          (215)         (146)         (852)         (257)
                                   (98)         (125)         (263)         (192)         (289)         (121)         (140)
                                    13           (30)           74            (8)           60            36            31
                                    --            --            --            --            --            --            --
--------------------------------------------------------------------------------------------------------------------------

                                 1,543           419           855          (415)         (375)         (937)         (366)
                                  (609)         (171)         (344)          140           149           332           115
                                    --            --            --            --            --             5            11
--------------------------------------------------------------------------------------------------------------------------

                                   934           248           511          (275)         (226)         (600)         (240)

                                   934           248           511          (161)         (226)       (1,187)         (240)
                                   (10)          (42)          (88)          (98)         (110)          (65)          (20)
--------------------------------------------------------------------------------------------------------------------------

                              $    924      $    206      $    423      $   (259)     $   (336)     $ (1,252)     $   (260)
==========================================================================================================================

                              $   6.28      $   1.62      $   4.15      $  (3.70)     $  (3.36)     $  (6.70)     $  (2.74)
==========================================================================================================================
                              $   6.02      $   1.62      $   3.35      $  (3.70)     $  (3.36)     $  (6.70)     $  (2.74)
==========================================================================================================================

                              $   6.28      $   1.62      $   4.15      $  (2.57)     $  (3.36)     $ (12.61)     $  (2.74)
==========================================================================================================================
                              $   6.02      $   1.62      $   3.35      $  (2.57)     $  (3.36)     $ (12.61)     $  (2.74)
==========================================================================================================================
                              $   0.10      $   0.10      $   0.10      $   0.10      $   0.10      $   0.60      $   0.60
--------------------------------------------------------------------------------------------------------------------------


           1997(4)           1996(5)            1995             1994(6)           1993(7)           1992             1991
------------------------------------------------------------------------------------------------------------------------------

        $     13,137      $     12,026      $     11,998      $     11,384      $     11,600      $    10,156      $     9,083

        $      1,692      $      2,045      $      2,981      $      3,051      $      3,433      $     2,491      $     2,494
        $      3,407      $      2,470      $      2,079      $      1,611      $      1,785      $     2,699      $     2,258
         149,037,632       146,281,410       102,343,078       101,215,994       100,415,724       99,471,880       98,838,570

             103,233            97,281            86,992            89,054            85,032           83,117           74,281
             138,831           133,714           130,176           130,367           132,921          131,389          111,420
              99,689            93,929            85,168            86,357            82,860           80,496           67,269
                9.99(cent)        9.65(cent)        9.39(cent)        9.24(cent)        8.88(cent)       8.81(cent)       8.99(cent)
               13.04(cent)       12.91(cent)       13.37(cent)       12.98(cent)       13.67(cent)      13.33(cent)      13.91(cent)
                8.82(cent)        9.22(cent)        8.58(cent)        9.40(cent)        8.99(cent)       9.46(cent)       9.22(cent)
               71.81%            70.25%            65.43%            66.24%            62.34%           61.27%           60.37%
               62.78%            66.91%            59.43%            67.51%            63.14%           66.13%           62.03%

              19,462            18,489            18,047            18,109            18,375           17,956           14,885
              11,644            10,806             9,927            10,117             9,601            9,263            7,704
               62.89(cent)       66.65(cent)       61.92(cent)       67.70(cent)       65.06(cent)      69.24(cent)      69.04(cent)
------------------------------------------------------------------------------------------------------------------------------

6 Includes $414 million in pretax restructuring charges ($4.10 earnings per share), excluding the cumulative effect of change in accounting principle.

7 Includes $194 million in pretax restructuring charges ($1.94 earnings per share).

8   Includes interest income.

9   Includes gains from the sale of investments.

10 All share and earnings per share amounts for years prior to 1999 have been restated to reflect the two-for-one common stock split that became effective on November 2,1998.


                                                         2001 Annual Report  57

                              BUSINESS DESCRIPTION


Delta Air Lines, Inc. provides air transportation for passengers and freight throughout the United States and around the world. As of February 1, 2002, Delta (including its wholly owned subsidiaries, Atlantic Southeast Airlines, Inc. and Comair, Inc.) served 208 domestic cities in 45 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 46 cities in 31 countries. With its domestic and international codeshare partners, Delta's route network covers 230 domestic cities in 48 states and 182 cities in 71 countries.

Based on calendar 2001 data, Delta is the second-largest carrier in terms of passengers carried, and third-largest as measured by operating revenues and revenue passenger miles flown. Delta is the leading U.S. transatlantic airline, offering the most daily flight departures, serving the largest number of nonstop markets and carrying more passengers than any other U.S. airline.

Delta is a Delaware corporation headquartered in Atlanta, Georgia. Delta is subject to government regulation under the Federal Aviation Act of 1958, as amended, as well as many other federal, state and foreign laws.

                             SHAREOWNER INFORMATION

TRANSFER AGENT, REGISTRAR, AND DIVIDEND PAYING AGENT FOR COMMON STOCK

Registered shareowner inquiries related to stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Telephone (201) 324-1225
www.equiserve.com

DirectSERVICE(TM) INVESTMENT PROGRAM

Investors may purchase Delta Common Stock under this program, which is sponsored and administered by EquiServe. All correspondence and inquiries concerning the program should be directed to:

The DirectSERVICE Investment Program for Delta Air Lines, Inc.
c/o EquiServe Trust Company, N.A.
P.O. Box 2598
Jersey City, New Jersey 07303-2598
Telephone (201) 324-1225
www.equiserve.com

FORM 10-K AND OTHER FINANCIAL INFORMATION

A copy of the Form 10-K for the year ended December 31, 2001 and other financial reports filed by Delta with the SEC are available on Delta's web site at www.delta.com or the SEC's web site at www.sec.gov. Copies may also be obtained without charge by calling (866) 240-0597 or by writing to:

Delta Air Lines, Inc.
Investor Relations, Department 829
P.O. Box 20706
Atlanta, Georgia 30320-6001

A copy of this Annual Report can be found on Delta's Web site, www.delta.com.

ELECTRONIC PROXY MATERIALS

Registered shareowners and participants in the Delta Family-Care Savings Plan may elect to receive future annual meeting materials electronically by signing up at www.delta.com/inside/investors/index.jsp

INVESTOR RELATIONS

Telephone inquiries related to financial information, other than requests for financial documents, may be directed to Delta Investor Relations at (866) 715-2170.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303

COMMON STOCK

Delta Common Stock is traded on the New York Stock Exchange under the ticker symbol DAL. As of December 31, 2001, there were 21,953 registered owners of Common Stock.

MARKET PRICES AND DIVIDENDS

                              Price of        Cash Dividends
Year 2001                   Common Stock      per Common Share
--------------------------------------------------------------
Quarter Ended:           High          Low
March 31                $ 52.94      $ 37.51      $ 0.025
June 30                   48.05        37.80        0.025
September 30              46.56        20.00        0.025
December 31               31.15        22.20        0.025
--------------------------------------------------------------

                               Price of       Cash Dividends
Year 2000                    Common Stock     per Common Share
--------------------------------------------------------------
Quarter Ended:            High         Low
March 31                $ 55.38      $ 43.56      $ 0.025
June 30                   58.31        48.75        0.025
September 30              57.81        43.25        0.025
December 31               51.56        39.63        0.025

AVAILABILITY OF EQUAL EMPLOYMENT OPPORTUNITY REPORT

A copy of the report is available without charge upon written request to:

Delta Air Lines, Inc.
Equal Opportunity, Department 955
P.O. Box 20706
Atlanta, Georgia 30320-6001

AVAILABILITY OF ANNUAL REPORT ON SAFETY, HEALTH, ENVIRONMENTAL; COMMUNITY AFFAIRS AND GLOBAL DIVERSITY

A copy of the report is available online at www.delta.com or upon written request to:

Delta Air Lines, Inc.
Corporate Communications, Department 978
P.O. Box 20706
Atlanta, Georgia 30320-6001


58  Delta Air Lines, Inc.

                             DELTA'S AIRCRAFT FLEET


MAINLINE AIRCRAFT FLEET

Delta's mainline fleet strategy is designed to achieve operational and cost efficiencies through fleet modernization. Delta has a long-term aircraft purchase agreement with The Boeing Company (Boeing) which covers firm orders, options and rolling options for certain aircraft through calendar year 2017. This agreement supports Delta's plan for disciplined growth, aircraft rationalization and fleet replacement. It also gives Delta certain flexibility to adjust scheduled aircraft deliveries and to substitute between aircraft models and aircraft types. The majority of the aircraft under firm order from Boeing will be used to replace older aircraft.

         Delta's long-term plan is to reduce its mainline aircraft fleet to three family types. Fleet standardization will improve reliability and produce long-term cost savings. We retired our last L-1011 aircraft in August 2001, accelerated the planned retirement of our B-727 fleet from 2005 to 2003, and plan to retire our MD-90 fleet and owned MD-11 aircraft over the next five to nine years. Due to the significant decline in travel demand following the events of September 11, we grounded 50 aircraft. We intend to return approximately 33 of these aircraft to service as the business environment improves; the remainder of these aircraft are being permanently retired as part of our long-term fleet plan.

REGIONAL JET AIRCRAFT FLEET

Delta's regional jet program offers service to small and medium-sized cities and enables us to supplement frequencies and service to key cities. In 2000, ASA and Comair entered into agreements with Bombardier, Inc. to purchase a total of 94 Canadair Regional Jet (CRJ) aircraft, including 69 CRJ-200 aircraft with a mix of 40, 44, and 50 seats, and 25 CRJ-700 aircraft with 70 seats. ASA and Comair also received options to purchase an additional 406 CRJ aircraft through 2010.

AIRCRAFT FLEET AT DECEMBER 31, 2001


                              Current Fleet
                    ---------------------------------
                           Capital   Operating           Average
Aircraft Type       Owned   Lease      Lease    Total      Age
----------------------------------------------------------------
B-727-200             40      --          7       47      22.5
B-737-200              4      42          6       52      16.8
B-737-300              3      --         20       23      15.3
B-737-800             67      --         --       67       1.3
B-757-200             80      --         41      121      10.3
B-767-200             15      --         --       15      18.6
B-767-300              4      --         24       28      11.9
B-767-300ER           51      --          8       59       5.9
B-767-400             18      --         --       18       1.0
B-777-200              7      --         --        7       2.3
MD-11                  8      --          7       15       7.9
MD-88                 63      --         57      120      11.5
MD-90                 16      --         --       16       6.1
EMB-120               41      --          7       48      11.3
ATR-72                 4      --         15       19       7.5
CRJ-100/200           38      --        121      159       3.3
CRJ-700               --      --         --       --        --
----------------------------------------------------------------
Total                459      42        313      814       9.1
================================================================


AIRCRAFT ON FIRM ORDER AT DECEMBER 31, 2001

                           Delivery in Calendar Year
                          ----------------------------
                                                          After
Aircraft Type             2002    2003    2004    2005    2005    Total
-----------------------------------------------------------------------
B-737-600/700/800           4       5      23      19      14       65
B-757-200                   0       0       0       0       0        0
B-767-300/300ER             0       0       0       0       0        0
B-767-400                   3       0       0       0       0        3
B-777-200                   1       0       1       4       0        6
CRJ-100/200                40      20       0       0       0       60
CRJ-700                    20      14      23       0       0       57
-----------------------------------------------------------------------
Total                      68      39      47      23      14      191
=======================================================================

AIRCRAFT ON OPTION(*) AT DECEMBER 31, 2001

                         Delivery in Calendar Year
                         -------------------------
                                                      After         Rolling
Aircraft Type            2002   2003   2004   2005    2005   Total  Options
---------------------------------------------------------------------------
B-737-600/700/800          0      0     10      8      42      60     263
B-757-200                  0      8     12      0       0      20      60
B-767-300/300ER            0      0      2      2       7      11      10
B-767-400                  0      2      5      2      15      24       8
B-777-200                  0      2      5      5       8      20      19
CRJ-100/200                0     24     38     33     129     224       0
CRJ-700                    0      0      5     30     130     165       0
---------------------------------------------------------------------------
Total                      0     36     77     80     331     524     360
===========================================================================

(*)Aircraft options have scheduled delivery slots. Rolling options replace options and are assigned delivery slots as options expire or are exercised.

[DELTA LOGO]

Delta Air Lines, Inc.
P.O. Box 20706
Atlanta, Georgia 30320-6001
404-715-2600
www.delta.com