Form 10-K, Exhibit 13
period 2002-12-31
DELTA AIR LINES INC /DE/
filed 2003-03-27
CIK 27904

                                                                     Exhibit 13

Glossary of Defined Terms

ABO - ACCUMULATED BENEFIT OBLIGATION - The actuarial present value of benefits (whether vested or nonvested) attributed by the pension benefit formula, under Delta's defined benefit pension plans, to employee service rendered before a specified date and based on employee service length and compensation levels prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels.

APBO - ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION - The actuarial present value of benefits (other than pensions) attributed to employee service rendered before a specified date under Delta's postretirement welfare benefit plans.

AIR TRAFFIC LIABILITY - A liability on Delta's Consolidated Balance Sheets that represents amounts received for the sale of passenger tickets for which services have not yet been provided. As the transportation service is provided by Delta, the amount paid for the service is removed from air traffic liability and is recognized as revenue.

ASM - AVAILABLE SEAT MILE - A measure of capacity which is calculated by multiplying the total number of seats available for transporting passengers by the total number of miles flown during a reporting period.

CARGO TON MILES - The total number of tons of cargo transported during a reporting period, multiplied by the total number of miles cargo is flown.

CARGO TON MILE YIELD - The amount of cargo revenue earned per cargo ton mile during a reporting period.

CASM - (OPERATING) COST PER AVAILABLE SEAT MILE - The amount of operating cost incurred per available seat mile during a reporting period. Also referred to as unit cost.

EETC - Enhanced equipment trust certificate. These certificates do not represent obligations of Delta, but represent an undivided interest in a pass through trust which has purchased equipment notes issued by Delta. The equipment notes are full recourse obligations of Delta and are secured by certain aircraft.

FUEL PRICE NEUTRALIZED CASM - The amount of operating cost incurred per available seat mile during a reporting period, adjusting average fuel price per gallon to equal the prior year.

NET DEBT-TO-CAPITAL RATIO - A measure of leverage which is calculated by dividing net debt by total capitalization. Net debt includes short-term and long-term debt, capital lease obligations and the present value of operating lease obligations, reduced by cash and short-term investments. Capital includes total debt and shareowners' equity, including Series B ESOP Convertible Preferred Stock.

PASSENGER LOAD FACTOR - A measure of utilized available seating capacity, which is calculated by dividing RPMs by ASMs for a reporting period.

PASSENGER MILE YIELD - The amount of passenger revenue earned per revenue passenger mile during a reporting period.

PBO - PROJECTED BENEFIT OBLIGATION - The actuarial present value as of a date of all benefits attributed by the pension benefit formula, under Delta's defined benefit pension plans, to employee service rendered prior to that date. The projected benefit obligation is measured using assumptions about future compensation levels.

RASM - (OPERATING OR PASSENGER) REVENUE PER AVAILABLE SEAT MILE - The amount of operating or passenger revenue earned per available seat mile during a reporting period. Passenger RASM is also referred to as unit revenue.

RPM - REVENUE PASSENGER MILE - One revenue-paying passenger transported one mile. RPMs are calculated by multiplying the number of revenue passengers by the number of miles they are flown for the reporting period. Also referred to as traffic.

SECTION 1110 - Section 1110 of the U.S. Bankruptcy Code enables a lessor or secured creditor to a U.S. airline to repossess eligible equipment that secures the lease or security interest 60 days after the airline files a petition for bankruptcy protection, unless the airline cures the default and agrees to meet its future obligations to the creditor under the lease or security agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

BUSINESS ENVIRONMENT

Since September 11, 2001, Delta and the airline industry have faced unprecedented challenges. Our industry has experienced substantial revenue declines and cost increases, creating industry-wide liquidity issues which have resulted in two major airlines filing for bankruptcy. The following discussion was prepared as of March 12, 2003.

REVENUES

The depressed revenue environment is the result of various factors, including
(1) a sharp decline in high-yield business travel after the September 11, 2001 terrorist attacks; (2) industry capacity exceeding demand, which has resulted in heavy fare discounting to stimulate demand; (3) a government-imposed passenger security fee adopted after September 11, 2001, which we have not been able to pass on to our customers because of the weak demand situation; and (4) a reduction in traffic due to the real and perceived "hassle factor" resulting from increased airport security measures. Additionally, our revenues have been adversely impacted by the continuing weakness of the U.S. and world economies, the growth of low-cost carriers and increased price-sensitivity in customers' purchasing behavior.

The following table shows the change in our traffic, capacity and yield for the year ended December 31, 2002, compared to the years ended December 31, 2001 and 2000:

                           2002 vs. 2001(1)        2002 vs. 2000
                           ----------------        -------------
Traffic                         0%                     (10%)
Capacity(2)                    (4%)                     (9%)
Yield                          (5%)                    (13%)

(1) During 2001, our financial performance was materially adversely affected by (i) the September 11, 2001 terrorist attacks; (ii) the slowing U.S. and world economies; (iii) the cancellation of a substantial number of flights due to a job action by some Delta pilots and public concern over a possible strike by Delta pilots; and (iv) the Comair, Inc. (Comair) pilot strike, which resulted in Comair's suspension of operations between March 26, 2001 and July 1, 2001, and its gradual return to prestrike service levels following the strike.
(2) We currently have 25 mainline aircraft that remain temporarily grounded as a result of capacity reductions implemented since September 11, 2001.

Operating revenues in 2002 were $13.3 billion, a 4% decrease from $13.9 billion in 2001 and a 21% decrease from $16.7 billion in 2000. We have announced initiatives to mitigate revenue pressures, such as our plans to implement a marketing agreement with Continental Airlines and Northwest Airlines, and the launch in April 2003 of a low-fare carrier, Song. Because of the difficult revenue environment, however, we do not expect significant improvement in our revenues in 2003.

COSTS

Our cost pressures in 2002 included increases in (1) pension expense due primarily to increased obligations resulting from declining interest rates, a decrease in fair value of our pension plan assets, as well as scheduled pilot pay increases; (2) interest expense primarily due to an increase in debt outstanding; (3) war and terrorism risk insurance premiums; and (4) security costs. These costs increased by a total of approximately $645 million from 2001 to 2002. In addition, aircraft fuel prices began to rise significantly beginning in November 2002, reflecting both the Middle East uncertainty and the Venezuelan political crisis.

To mitigate these cost pressures, we implemented cost savings initiatives after September 11, 2001 and throughout 2002 which resulted in approximately $1 billion in savings in 2002. These initiatives included (1) a decrease in salary expense related to our 2001 workforce reduction programs, partially offset by pilot and mechanic rate increases; (2) a decrease in passenger commission expense due to the elimination of travel agent base commissions for tickets sold in the U.S. and Canada; and (3) declines in contract work, aircraft maintenance materials volume, advertising expenditures, passenger service expense and professional fees. While these savings were significant, and resulted in a net decrease in unit costs compared to 2001, our unit cost remained higher than our unit revenue.

During 2003, we expect pension, interest and fuel expenses to increase by approximately $600 million to $800 million compared to 2002, not including the impact of events outside our control, such as a war with Iraq or other geopolitical risks. Assuming the Federal Aviation Administration (FAA) continues to sell war and terrorism risk insurance to airlines at current rates and there are no changes to our security requirements in 2003, we expect insurance and security costs to remain relatively flat as compared to 2002. For additional information on our war and terrorism risk insurance, see Note 19 of the Notes to the Consolidated Financial Statements.

INITIATIVES

We believe it is essential for us to continue to reduce our costs. Accordingly, we have initiated actions to reduce costs and capital expenditures in 2003 and later years, with the goal of reducing non-fuel unit costs by 15% by the end of 2005. These initiatives include the following:

- Reducing staffing by up to an additional 8,000 jobs. We estimate that our workforce reduction programs announced in 2002 will result in approximately $350 million in annual

Management's Discussion and Analysis of Financial Condition and Results of Operations


         savings, with $250 million being realized in 2003. Most of these job reductions will be complete by May 1, 2003. We recorded a pretax charge of $127 million in the December 2002 quarter related to these workforce reduction programs and expect to record a pretax charge of approximately $43 million in the March 2003 quarter for the associated cost of curtailing the pension and postretirement obligations for employees participating in these programs. See Notes 16 and 17 of the Notes to the Consolidated Financial Statements for additional information on this charge.

- Investing in technology to improve efficiencies. These initiatives include installing over 400 additional self-service kiosks in airports during 2003 and implementing an SAP inventory and supply chain management system.

- Utilizing our regional jet aircraft to decrease the average number of available seats per aircraft while increasing the number of flights in certain locations. This will allow us to better match capacity with demand.

- Modifying our employee benefits programs through a strategic benefits review. Beginning in 2003, we implemented changes to our healthcare benefits which we expect to offset rising healthcare costs in 2003 by approximately $80 million. In July 2003, we will begin the migration to a new cash balance pension plan, which we anticipate will result in cost savings of approximately $600 million over the next five years, including $120 million in 2003.

- Making significant changes to our fleet plan by (1) reducing costs through fleet simplification and (2) reducing capital expenditures in 2003 and 2004 by deferring delivery of 31 aircraft, which will result in no scheduled mainline aircraft deliveries during this two-year period.

LIQUIDITY

Due to the depressed revenue environment and cost pressures, we borrowed $2.6 billion in 2002. The net proceeds from these transactions were primarily used to finance aircraft and repay certain debt obligations. All of our borrowings in 2002 were secured by aircraft.

At February 28, 2003, we had cash and cash equivalents totaling $1.9 billion. This reflects (1) the proceeds from our sale on January 30, 2003 of $392 million principal amount of insured enhanced equipment trust certificates, which is due in installments through January 2008 and is secured by 12 mainline aircraft owned by us, and (2) our purchase on February 25, 2003, of a portion of outstanding ESOP Notes for $74 million. We also have $500 million of liquidity available under a secured credit facility which expires on August 21, 2003, and unencumbered assets available for use in potential financing transactions.

We estimate that the value of our unencumbered aircraft assets at February 28, 2003 is approximately $3.6 billion, (excluding the aircraft that would secure the $500 million secured credit facility described above), approximately $800 million of which consists of aircraft that are eligible under Section 1110. Because this provision provides protection to lessors and creditors, and because
Section 1110 aircraft are generally newer, they are more desirable to lenders as collateral in financing transactions than aircraft that are not eligible under
Section 1110.

The values of our unencumbered aircraft assets were derived by us from published third-party estimates of the "base value" of similar aircraft using certain assumptions and may not accurately reflect the current market value of the aircraft. Base value is an estimate of the underlying economic value of an aircraft based on historic and future value trends in a stable market environment, while current market value is the value of the aircraft in the actual market; both methods assume an aircraft is in average condition and in its "highest and best use." Given the difficult business environment, there is no assurance we would have access to financing using these aircraft as collateral. In any event, the amount we could finance using these aircraft would likely be significantly less than their base value.

As a result of our revenue and cost initiatives described above, we believe that our cash flows from operations in 2003 will be sufficient to fund our daily operations and non-fleet capital expenditures. This expectation reflects the softness in traffic and advance bookings we are now experiencing as a result of public concern over possible military action in Iraq. Because we cannot predict either the occurrence or the scope and duration of events that are beyond our control, the actual effect on our business of the current geopolitical risks may differ materially from the level we have assumed.

We expect capital expenditures in 2003 to total approximately $1.5 billion, including $1.0 billion for regional jet aircraft and $500 million for non-fleet capital expenditures. We have available commitments from a third party to provide long-term financing on a secured basis for a substantial portion of our commitments for regional jet aircraft to be delivered through 2004.

We have approximately $700 million of current debt maturities and capital lease obligations due in 2003, including $301 million under a Reimbursement Agreement and related letters of credit that terminate on June 8, 2003 (see Note 6 of the Notes to the Consolidated Financial Statements). We will also be required to pay
(1) $102 million related to additional letters of credit under the Reimbursement Agreement mentioned above and (2) $250 million under a receivables securitization agreement when it expires on March 31, 2003 (see Note 8 of the Notes to the Consolidated Financial Statements). We are seeking to renew or refinance the receivables and letter of credit facilities, but there is no assurance we will be able to do so. In addition, our estimated pension funding is approximately $80 million for 2003.

We expect to meet our obligations as they come due through available cash and cash equivalents, investments, internally generated funds and borrowings under existing and new financing transactions. We do not expect new financing transactions to be available on an unsecured basis. While we expect secured financing to be available to us on commercially reasonable terms, in the current business environment access to financing cannot be assured. Failure to obtain new financing could have a material adverse effect on our liquidity.

2003 RESULTS

Based on the difficult business environment discussed above, we anticipate our net loss for the March 2003 quarter to be greater than our March 2002 quarter net loss. We also expect to report a net loss for 2003. In addition, the following significant external risks exist, which could adversely impact our results of operations, our financial condition and our ability to access capital markets for additional financing:

- The possibility of a war with Iraq and other geopolitical risks, which could have a material adverse impact on our results of operations and cash flows.

- Two major competitors, United and US Airways, are currently operating under bankruptcy protection. Historically, air carriers involved in reorganizations have undertaken substantial fare discounts in order to maintain cash flows and to enhance customer loyalty. Such fare discounting has lowered, and may continue to lower, yields for all airlines. Moreover, carriers operating in bankruptcy, or that successfully emerge from bankruptcy, may be able to achieve reduced costs which could place us at a competitive disadvantage.

-        The possibility that other carriers may file for bankruptcy protection.

2002 Compared to 2001

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE (EPS)

We recorded a consolidated net loss of $1.3 billion ($10.44 diluted EPS) in 2002, compared to a consolidated net loss of $1.2 billion ($9.99 diluted EPS) in 2001.

OPERATING REVENUES

Operating revenues were $13.3 billion in 2002, decreasing 4% from $13.9 billion in 2001. Passenger revenues fell 5% to $12.3 billion. RPMs were flat on a capacity decline of 4%, while passenger mile yield decreased 5% to 12.08(cents). The decreases in operating revenues, passenger revenues and passenger mile yield from depressed 2001 levels reflect the continuing effects of the September 11 terrorist attacks on our business and other factors negatively impacting the revenue environment, which are discussed in the Business Environment section of Management's Discussion and Analysis on pages 13-15.

NORTH AMERICAN PASSENGER REVENUES

North American passenger revenues fell 6% to $10.0 billion. RPMs increased 1% on a capacity decrease of 3%, while passenger mile yield decreased 7%. The decline in passenger mile yield reflects the challenging revenue environment, including significant fare discounting as well as a substantial reduction in high-yield business traffic after the September 11 terrorist attacks.

INTERNATIONAL PASSENGER REVENUES

International passenger revenues decreased 2% to $2.3 billion. RPMs fell 2% on a capacity decline of 7%, while passenger mile yield increased 1%. The decline in our international capacity was primarily driven by reductions in our Pacific operations due to weak demand.

CARGO AND OTHER REVENUES

Cargo revenues decreased 9% to $458 million. This reflects a 7% decline due to FAA security measures adopted after September 11, 2001, that prohibit passenger airlines from transporting mail weighing more than 16 ounces, which previously represented approximately 50% of our mail business. The decline in cargo revenues also reflects a 2% decrease due to lower domestic freight volumes and yields. Cargo ton miles decreased 6% and cargo ton mile yield decreased 4%. Other revenues increased 29% to $526 million, primarily reflecting a 12% increase due to higher administrative service fees and a 12% increase due to higher codeshare revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations


OPERATING EXPENSES

Operating expenses for 2002 totaled $14.6 billion, decreasing 6% from $15.5 billion in 2001. Operating capacity decreased 4% to 142 billion ASMs. CASM fell 2% to 10.31(cents), while fuel price neutralized CASM fell 1% to 10.34(cents). Operating expenses include asset writedowns, restructuring and related items, net totaling a $439 million charge in 2002 and a $1.1 billion charge in 2001, as well as Stabilization Act compensation of $34 million in 2002 and $634 million in 2001 (see Notes 16 and 19, respectively, of the Notes to the Consolidated Financial Statements). Excluding these items, operating expenses decreased 5% to $14.2 billion, CASM fell 1% to 10.03(cents), and fuel price neutralized CASM fell 1% to 10.06(cents).

Salaries and related costs totaled $6.2 billion in 2002, a 1% increase from $6.1 billion in 2001. This reflects a 6% increase from higher pension expense and a 5% increase due to higher salary and benefit rates, primarily for pilots and mechanics. These increases were largely offset by decreases due to workforce reductions implemented after we reduced capacity following September 11, 2001.

Aircraft fuel expense totaled $1.7 billion during 2002, a 7% decrease from $1.8 billion during 2001. Total gallons consumed decreased 5% mainly due to capacity reductions. The average fuel price per gallon fell 2% to 66.94(cents). Our fuel cost is shown net of fuel hedge gains of $136 million for 2002 and $299 million for 2001. Approximately 56% and 58% of our aircraft fuel requirements were hedged during 2002 and 2001, respectively. For additional information about our fuel hedge contracts, see Note 4 of the Notes to the Consolidated Financial Statements.

Depreciation and amortization expense fell 11% in 2002, reflecting a 6% decrease due to a change in our asset base and a 5% decrease due to our adoption on January 1, 2002, of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill and certain other intangible assets no longer be amortized (see Note 5 of the Notes to the Consolidated Financial Statements).

Contracted services expense declined 1% primarily due to a 4% decrease from fewer contract workers across all workgroups, partially offset by a 3% increase due to higher security costs. Landing fees and other rents rose 7%, of which 3% was related to an increase in landing fee rates and 2% was due to lower costs in 2001 resulting from Comair's reduced operations in 2001 due to its pilot strike and gradual return to previous levels of service after the strike. Aircraft maintenance materials and outside repairs expense fell 11%, primarily reflecting a reduction in maintenance volume and materials consumption due to the timing of maintenance events. Aircraft rent expense decreased 4%, primarily due to lower numbers of leased aircraft during the March, June and September 2002 quarters resulting from our fleet simplification efforts. Other selling expenses fell 13%, of which 6% was due to lower costs associated with our mileage partnership programs and 4% was due to reduced advertising and promotion spending.

Passenger commission expense declined 40%, primarily due to a change in our commission rate structure. On March 14, 2002, we eliminated travel agent base commissions for tickets sold in the U.S. and Canada. Passenger service expense decreased 20%, primarily due to meal service reductions.

Asset writedowns, restructuring and related items, net totaled $439 million in 2002 compared to $1.1 billion in 2001. Our 2002 charge consists of $251 million in asset writedowns, $127 million related to our 2002 workforce reduction programs, $93 million for the temporary carrying cost of surplus pilots and grounded aircraft, $30 million due to the deferred delivery of certain mainline aircraft, $14 million for the closure of certain leased facilities and $3 million related to other items, partially offset by a $79 million reversal of certain reserves. Our 2001 charge consists of $566 million related to our 2001 workforce reduction programs, $363 million from a decrease in value of certain aircraft and other fleet-related charges, $160 million related primarily to discontinued contracts, facilities and information technology projects and $30 million for the temporary carrying cost of surplus pilots and grounded aircraft. See Note 16 of the Notes to the Consolidated Financial Statements for additional information on these asset writedowns, restructuring and related items, net.

Stabilization Act compensation totaled $34 million in 2002 compared to $634 million in 2001, representing amounts we recognized as compensation in the applicable period under the Air Transportation Safety and System Stabilization Act (Stabilization Act). See Note 19 of the Notes to the Consolidated Financial Statements for additional information.

Other operating expenses decreased 11% primarily due to declines in miscellaneous expenses such as supplies, utilities, interrupted operation expenses and professional fees, which were partially offset by a 19% increase in expenses due to a rise in war and terrorism risk insurance rates.

OPERATING INCOME (LOSS) AND OPERATING MARGIN

We incurred an operating loss of $1.3 billion in 2002, compared to an operating loss of $1.6 billion in 2001. Operating margin was (10%) and (12%) for 2002 and 2001, respectively. Excluding asset writedowns, restructuring and related items, net, and Stabilization Act compensation discussed above, we incurred an operating loss of $904 million in 2002, compared to an operating loss of $1.1 billion in 2001. Operating margin excluding these items was (7%) and (8%) for 2002 and 2001, respectively.

OTHER INCOME (EXPENSE)

Other expense totaled $693 million during 2002, compared to other expense of $262 million in 2001. Included in these results are the following:

- A $127 million gain in 2001 on the sale of certain investments. This primarily relates to a $111 million gain on the sale of our equity interest in SkyWest, Inc., the parent company of SkyWest Airlines, and an $11 million gain from the sale of our equity interest in Equant, N.V., an international data network services company.

- A $39 million charge in 2002 compared to a $68 million gain in 2001 for fair value adjustments of financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This relates to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in certain companies.

- A $42 million charge for the extinguishment of debt and a $13 million loss for the reduction in value of certain investments in 2002.

The change in other income (expense) is also attributable to the following:

- Interest expense increased $147 million in 2002 compared to 2001, primarily due to higher levels of outstanding debt.

- Interest income decreased $53 million in 2002 due to lower interest rates and a lower average cash balance compared to 2001.

- Miscellaneous income, net was $1 million in 2002 compared to a $47 million expense in 2001, due primarily to increased earnings from our equity investment in WORLDSPAN, L.P. (Worldspan), a computer reservations system partnership.

2001 Compared to 2000

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

We recorded a consolidated net loss of $1.2 billion ($9.99 diluted EPS) in 2001 and consolidated net income of $828 million ($6.28 diluted EPS) in 2000.

OPERATING REVENUES

Operating revenues were $13.9 billion in 2001, decreasing 17% from $16.7 billion in 2000. Passenger revenues fell 17% to $13.0 billion. RPMs declined 10% on a capacity decrease of 5%, while passenger mile yield declined 8% to 12.74(cents). These decreases were primarily the result of the effects of the terrorist attacks on September 11, the slowing U.S. and world economies and pilot labor issues at both Delta and Comair.

NORTH AMERICAN PASSENGER REVENUES

North American passenger revenues fell 19% to $10.6 billion. RPMs decreased 11% on a capacity decrease of 6%, while passenger mile yield decreased 9%. These decreases resulted from the September 11 terrorist attacks, the slowing economy and pilot labor issues.

INTERNATIONAL PASSENGER REVENUES

International passenger revenues decreased 6% to $2.3 billion. RPMs fell 6% mainly due to the terrorist attacks on September 11 and the slowing U.S. and world economies. Passenger mile yield remained flat while capacity increased 2%, reflecting our international expansion, particularly in Latin American markets.

CARGO AND OTHER REVENUES

Cargo revenues decreased 13% to $506 million. This reflects an 8% decline due to lower mail revenues resulting from the implementation of new FAA restrictions on mail and weak U.S. and world economies, and a 5% decrease due to a decline in freight volumes, also resulting from the slowing U.S. and world economies. Cargo ton miles decreased 15% and cargo ton mile yield increased 2%. Other revenues decreased 18% to $409 million, primarily due to lower codeshare revenues, resulting from the terrorist attacks on September 11 and the slowing U.S. and world economies.

Management's Discussion and Analysis of Financial Condition and Results of Operations


OPERATING EXPENSES

Operating expenses for 2001 totaled $15.5 billion, increasing 2% from $15.1 billion in 2000. Operating capacity decreased 5% to 148 billion ASMs. CASM rose 7% to 10.47(cents), and fuel price neutralized CASM grew 7% to 10.45(cents). Operating expenses include asset writedowns, restructuring and related items, net totaling a $1.1 billion charge in 2001 and a $108 million charge in 2000, as well as Stabilization Act compensation of $634 million in 2001 (see Notes 16 and 19, respectively, of the Notes to the Consolidated Financial Statements). Excluding these items, operating expenses remained flat at $15.0 billion, CASM rose 5% to 10.14(cents), and fuel price neutralized CASM grew 5% to 10.12(cents).

Salaries and related costs increased 3% during 2001 to $6.1 billion, primarily due to a rise in costs associated with a new collective bargaining agreement between Delta and its pilots.

Aircraft fuel expense decreased 8% in 2001. Total gallons consumed decreased 9% due primarily to a decrease in flights resulting from the September 11 terrorist attacks and the Comair pilot strike, as well as fuel efficiencies realized from our fleet renewal efforts. The average fuel price per gallon rose 2% to 68.60(cents). Our fuel cost is shown net of fuel hedge gains of $299 million for 2001 and $684 million for 2000. Approximately 58% and 67% of our aircraft fuel requirements were hedged during 2001 and 2000, respectively. For additional information about our fuel hedge contracts, see Note 4 of the Notes to the Consolidated Financial Statements.

Depreciation and amortization expense rose 8% in 2001 due to the acquisition of additional aircraft and ground equipment. Contracted services expense increased 5% resulting primarily from a 1% rise due to rate increases for building and equipment maintenance and a 1% increase due to a rise in security costs. Landing fees and other rents rose 1%. This change includes a 2% rise from increased rates at various locations and a 2% decrease due to Comair's reduced operations from its pilot strike. Aircraft maintenance materials and outside repairs expense grew 11% due primarily to the timing of certain maintenance work. Aircraft rent expense decreased 1% due to a decrease in the number of leased aircraft.

Other selling expenses decreased 10% due to a lower volume of credit card charges from lower revenue. Passenger commission expense declined 18%, primarily as a result of lower passenger revenues. Passenger service expense decreased 1%.

Asset writedowns, restructuring and related items, net totaled $1.1 billion in 2001 compared to $108 million in 2000. Our 2001 charge is described on page 16. Our 2000 charge consists of $86 million related to our decision to offer an early retirement medical option program and $22 million from the closure of our Pacific gateway in Portland, Oregon. See Note 16 of the Notes to the Consolidated Financial Statements for additional information on these asset writedowns, restructuring and related items, net.

Stabilization Act compensation totaled $634 million in 2001. This represents the amount we recognized in 2001 as compensation under the Stabilization Act. See
Note 19 of the Notes to the Consolidated Financial Statements for additional information.

Other operating expenses decreased 4% as a result of decreases in miscellaneous expenses such as fuel-related taxes, interrupted trip expenses and professional fees, which were partially offset by a 2% increase due to new uniform costs and a 3% increase due to higher insurance expenses.

OPERATING INCOME (LOSS) AND OPERATING MARGIN

We incurred an operating loss of $1.6 billion in 2001, compared to operating income of $1.6 billion in 2000. Operating margin was (12%) and 10% for 2001 and 2000, respectively. Excluding asset writedowns, restructuring and related items, net and Stabilization Act compensation discussed above, we incurred an operating loss of $1.1 billion in 2001, compared to operating income of $1.7 billion in 2000. Operating margin excluding these items was (8%) and 10% for 2001 and 2000, respectively.

OTHER INCOME (EXPENSE)

Other expense totaled $262 million during 2001, compared to other expense of $88 million in 2000. Included in these results are the following:

- A $301 million gain in 2000 for the sale of certain investments. This includes a $73 million gain from the sale of 1.2 million shares of priceline.com, Incorporated (priceline) common stock and a $228 million non-cash gain from the exchange of six million shares of priceline common stock for priceline preferred stock.

- A $127 million gain in 2001 on the sale of certain investments. This primarily relates to a $111 million gain on the sale of our equity interest in SkyWest, Inc., the parent company of SkyWest Airlines and an $11 million gain from the sale of our equity interest in Equant, N.V., an international data network services company.

- A $68 million gain in 2001 compared to a $159 million charge in 2000 for fair value adjustments of financial instruments accounted for under SFAS 133. This relates to derivative instruments we use in our fuel hedging program and to our equity warrants and other similar rights in certain companies.

- A $16 million one-time, non-cash gain in 2000 related to our equity investment in Worldspan. This gain represents our share of Worldspan's favorable outcome in certain arbitration proceedings.

The change in other income (expense) is also attributable to the following:

- Interest expense increased $119 million in 2001 primarily due to higher levels of outstanding debt;

- Interest income decreased $34 million in 2001 primarily due to lower interest rates; and

- Miscellaneous expense, net was $47 million in 2001 compared to $27 million in income in 2000 mainly due to a decrease in our equity earnings from Worldspan.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

During 2000 we recorded a $164 million cumulative effect, non-cash charge ($100 million net of tax, or $0.77 diluted EPS) resulting from our adoption of SFAS 133 on July 1, 2000 (see Note 4 of the Notes to the Consolidated Financial Statements).

Financial Condition and Liquidity

SOURCES AND USES OF CASH

2OO2

Cash and cash equivalents totaled $2.0 billion at December 31, 2002, compared to $2.2 billion at December 31, 2001. For 2002, net cash provided by operations totaled $285 million, including receipt of (1) a $472 million tax refund due to a new tax law and (2) $112 million in compensation under the Stabilization Act. Our cash flows from significant financing and investing activities are described below.

Capital expenditures, including aircraft acquisitions made under seller financing arrangements, were $2.0 billion during 2002 and included the acquisition of four B-737-800, three B-767-400, one B-777-200, 34 CRJ-200 and 15 CRJ-700 aircraft.

Debt and capital lease obligations, including current maturities and short-term obligations, totaled $10.9 billion at December 31, 2002, compared to $9.4 billion at December 31, 2001. During 2002, we entered into or amended the following credit facilities to increase our liquidity (see Note 6 of the Notes to the Consolidated Financial Statements):

- We issued a total of $1.4 billion of enhanced equipment trust certificates, which are secured by 17 B-737-800, one B-757-200, eight B-767-300ER and six B-767-400 aircraft. These financings are due in installments through January 2023. At December 31, 2002, there was $1.4 billion outstanding under these financings.

- In addition to the enhanced equipment trust certificates described above, during 2002 we borrowed $1.2 billion, which is due in installments through June 2019 and is secured by 56 regional jet aircraft, five B-737-800 aircraft, three B-767-300ER aircraft and two B-767-300 aircraft. At December 31, 2002, there was $1.2 billion in borrowings outstanding under these financings. These transactions resulted in the termination of a $350 million short-term facility that we had entered into in January 2002.

- On January 31, 2002, we entered into a facility to finance, on a secured basis at the time of acquisition, certain future deliveries of regional jet aircraft. At December 31, 2002, total borrowings available to us under this facility, as amended, were $197 million, of which $31 million was outstanding.

- On August 22, 2002, we amended and restated an existing credit facility to (1) extend the term from December 27, 2002 to August 21, 2003 and
         (2) reduce the maximum amount we may borrow under this agreement from $625 million to $500 million. Any borrowings under this facility will be secured by certain aircraft owned by us. At December 31, 2002, no borrowings were outstanding under this facility.

- In October 2002, we amended our unsecured letter of credit Reimbursement Agreement with Commerzbank AG and a group of banks to (1) eliminate the debt-to-equity ratio and secured debt covenants from that agreement and (2) add a covenant requiring us to maintain a minimum of $1 billion of unrestricted cash, cash equivalents and short-term investments as of the end of each month, beginning on October 31, 2002. The Reimbursement Agreement and the related letters of credit will terminate on June 8, 2003.

In addition, during 2002, we deferred delivery of the following 31 mainline aircraft:

Management's Discussion and Analysis of Financial Condition and Results of Operations


-        five B-737-800 aircraft deferred from 2003 to 2006;

-        23 B-737-800 aircraft deferred from 2004 to 2007;

-        one B-777-200 aircraft deferred from 2004 to 2006; and

-        two B-777-200 aircraft deferred from 2005 to 2006.

As a result of these deferrals, we have no mainline aircraft deliveries scheduled in 2003 or 2004, which will reduce capital expenditures by approximately $1.3 billion during that two-year period.

Shareowners' equity was $893 million at December 31, 2002 and $3.8 billion at December 31, 2001. The decrease in our shareowners' equity is primarily due to the $1.6 billion non-cash charge to equity related to our pension plans (see
Note 11 of the Notes to the Consolidated Financial Statements) and our consolidated net loss in 2002. These items, as well as an increase in outstanding debt, have caused our net debt-to-capital ratio, which includes implied debt from operating leases, to increase to 94% at December 31, 2002 from 80% at December 31, 2001.

For additional information on our liquidity, see the Business Environment section of Management's Discussion and Analysis on pages 13-15.

WORKING CAPITAL POSITION

As of December 31, 2002, we had negative working capital of $2.6 billion, compared to negative working capital of $2.8 billion at December 31, 2001.
A negative working capital position is normal for us, typically due to our air traffic liability and the fact that we primarily generate revenue by providing air transportation through the utilization of property and equipment, which are classified as long-term assets. Our negative working capital position also reflects our losses over the past two years.

CREDIT RATINGS AND COVENANTS

At December 31, 2002, our senior unsecured long-term debt was rated Ba3 by Moody's and BB- by Standard and Poor's. On February 18, 2003, Standard & Poor's lowered their ratings on certain of our enhanced equipment trust certificates. Both Moody's and Standard & Poor's outlooks for our long-term credit ratings are negative. Our current credit ratings have negatively impacted our ability (1) to issue unsecured debt, (2) to renew outstanding letters of credit that back certain of our obligations and (3) to obtain certain financial instruments that we use in our fuel hedging program. They have also increased the cost of our financing transactions and the amount of collateral required for certain financial instruments and insurance coverage. Subsequent to December 31, 2002, our collateral requirements related to our workers' compensation insurance increased by $55 million. As discussed in Note 8 of the Notes to the Consolidated Financial Statements, we may be required to repurchase outstanding receivables that we sold to a third party ($250 million at December 31, 2002) if our senior unsecured long-term debt is rated either below Ba3 by Moody's or below BB- by Standard & Poor's.

We have obtained from a third party unsecured letters of credit totaling $409 million relating to bonds issued by various municipalities to finance construction at certain airport facilities leased to us. As discussed under "Letter of Credit Enhanced Municipal Bonds" in Note 6 of the Notes to the Consolidated Financial Statements, we will be required to accelerate the repayment of these obligations if we do not extend those letters of credit prior to their expiration on June 8, 2003.

The Reimbursement Agreement relating to the letters of credit described in the above paragraph contains covenants that (1) require us to maintain a minimum of $1 billion of unrestricted cash, cash equivalents and short-term investments at the end of each month; (2) limit the amount of current debt and convertible subordinated debt that we may have outstanding; and (3) limit our annual flight equipment rental expense. It also provides that, upon the occurrence of a change in control of Delta, we shall, at the request of the banks, deposit cash collateral with the banks in an amount equal to all letters of credit outstanding and other amounts we owe under the agreement. We are in compliance with all of our financial covenants.

PRIOR YEARS
2001

Cash and cash equivalents totaled $2.2 billion at December 31, 2001. Net cash provided by operations totaled $236 million during 2001, including $556 million of compensation received under the Stabilization Act. Capital expenditures, including aircraft acquisitions made under seller financing arrangements, were $2.9 billion during 2001 and included the acquisition of 27 B-737-800, three B-757-200, two B-767-300ER, six B-767-400, 23 CRJ-200 and four CRJ-100 aircraft.
Debt and capital lease obligations, including current maturities and short-term obligations, totaled $9.4 billion at December 31, 2001. Of this amount, $2.3 billion of secured long-term debt was issued during the year.

2000

Cash, cash equivalents and short-term investments totaled $1.6 billion at December 31, 2000. Net cash provided by operations totaled $2.9 billion during 2000. Capital expenditures were $4.1 billion during 2000 and included the acquisition of 24 B-737-800, 12 B-757-200, seven B-767-300ER, 12 B-767-400, 11
CRJ-200, 19 CRJ-100 and seven ATR-72 aircraft. We also paid $232 million to complete our acquisition of Comair Holdings, Inc. Debt and capital lease obligations, including current maturities and short-term obligations, totaled $6.0 billion at December 31, 2000. Of this amount, $1.9 billion of long-term debt was issued during the year (including $1.5 billion of secured debt).

Financial Position

DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

This section discusses certain changes in our Consolidated Balance Sheets which are not otherwise discussed in this Annual Report.

Prepaid expenses and other current assets increased by 23%, or $66 million, primarily due to our recognition of an intangible asset in connection with the recording of an additional minimum pension liability and an increase in prepaid aircraft rent. Investments in debt and equity securities decreased 66%, or $63 million, primarily due to the partial exercise of our price-line warrants and the sale of a portion of the related shares, as well as a decrease in fair value of our equity securities. Restricted investments for the Boston airport terminal project decreased 12%, or $58 million, due to the capitalization of project expenditures and interest paid. Other noncurrent assets increased 47%, or $472 million, due to an increase in our deferred tax assets and our recognition of an intangible asset in connection with the recording of an additional minimum pension liability.

Taxes payable decreased 18%, or $187 million, primarily due to a decrease in ticket, transportation and airport taxes payable for which payment was deferred under the Stabilization Act until January 2002. Accrued salaries and benefits increased 22%, or $244 million, primarily due to an increase in the number of retired employees and employees on leave and severance programs.

Pension and related benefits increased $2.9 billion, primarily due to an additional minimum pension liability recorded at December 31, 2002. For additional information on our employee benefit plans, see Note 11 of the Notes to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of our debt obligations, capital lease obligations, operating lease payments, estimated future expenditures for aircraft and engines and certain other material purchase obligations as of December 31, 2002. This table excludes other obligations that we may have, such as pension obligations (discussed in Note 11 of the Notes to the Consolidated Financial Statements). The table also excludes information about our obligations related to our contract carrier agreements (discussed below) due to the fact that costs beyond 2003 are not reasonably estimable at this time.

                                                           Contractual Payments Due by Period
                                   ----------------------------------------------------------------------------------
(in millions)                       Total        2003        2004        2005        2006        2007      After 2007
                                   -------      ------      ------      ------      ------      ------     ----------
Debt(1)                            $10,740      $  666      $  623      $1,203      $  602      $  285      $ 7,361
Capital Lease Obligations(2)           172          40          31          24          16          15           46
Operating Lease Payments(3)         12,744       1,277       1,203       1,176       1,128       1,042        6,918
Estimated Future Expenditures
  for Aircraft and Engines(4)        5,027       1,024         672       1,191       1,281         859           --
Other Purchase Obligations              66          33          33          --          --          --           --
                                   -------      ------      ------      ------      ------      ------      ---------
Total                              $28,749      $3,040      $2,562      $3,594      $3,027      $2,201      $14,325
                                   =======      ======      ======      ======      ======      ======      =========

(1) These amounts are included on our Consolidated Balance Sheets. A portion of this debt is backed by letters of credit totaling $305 million at December 31, 2002, which expire on June 8, 2003. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about our debt and related matters.
(2) The present value of these obligations, excluding interest, is included on our Consolidated Balance Sheets. See Note 7 of the Notes to the Consolidated Financial Statements for additional information about our capital lease obligations.
(3) Our operating lease obligations are described in Note 7 of the Notes to the Consolidated Financial Statements. A portion of these obligations is backed by letters of credit totaling $104 million at December 31, 2002, which expire on June 8, 2003. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about these letters of credit.
(4) Our estimated future expenditures for aircraft and engines are discussed in Note 9 of the Notes to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Our estimated pension funding is approximately $80 million for 2003 and between $350 million and $450 million for 2004. These funding estimates are based on various assumptions, including actual market performance of our plan assets and future 30-year U.S. Treasury bond yields. Our 2004 estimate could change significantly prior to the funding date and funding beyond 2004 is not reasonably estimable at this time. Pension funding requirements are governed by ERISA and subject to certain federal tax regulations. See Note 11 of the Notes to the Consolidated Financial Statements for additional information about our pension plans.

In addition, we have contractual obligations related to our contract carrier agreements with SkyWest Airlines, Atlantic Coast Airlines and Chautauqua Airlines. We estimate that our obligations under these contracts will total approximately $780 million in 2003. Costs beyond 2003 under these agreements will be impacted by certain variable operating costs that cannot be reasonably determined at this time. See Note 9 of the Notes to the Consolidated Financial Statements for additional information about these agreements.

OFF-BALANCE SHEET ARRANGEMENTS

SALE OF RECEIVABLES

We are a party to an agreement under which we sell a defined pool of our accounts receivable, on a revolving basis, through a special-purpose, wholly owned subsidiary to a third party. In accordance with accounting principles generally accepted in the United States of America (GAAP), we do not consolidate this subsidiary in our Consolidated Financial Statements. This agreement is scheduled to terminate on March 31, 2003. If the agreement is not renewed prior to this date, we will be required to repurchase outstanding receivables which totaled $250 million at December 31, 2002. This amount is not included on our Consolidated Balance Sheets. See Note 8 of the Notes to the Consolidated Financial Statements for additional information about this agreement.

OTHER

LEGAL CONTINGENCIES

We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We cannot reasonably estimate the potential loss for certain legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify damages being sought. Although the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. We periodically evaluate these estimates and assumptions, which are based on historical experience, changes in the business environment and other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates.

Rules proposed by the Securities and Exchange Commission define critical accounting estimates as those accounting estimates which (1) require management to make assumptions about matters that are highly uncertain at the time the estimate is made and (2) would have resulted in material changes to our Consolidated Financial Statements if different estimates, which we reasonably could have used, were made. Our critical accounting estimates are briefly described below. Additional information about these estimates and our significant accounting policies are included in Notes 1, 5, 10 and 11 of the Notes to the Consolidated Financial Statements.

GOODWILL

On January 1, 2002, we adopted SFAS 142, which addresses financial accounting and reporting for goodwill and other intangible assets, including when and how to perform impairment tests of recorded balances.

We have three reporting units that have assigned goodwill: Delta-mainline, Atlantic Southeast Airlines, Inc. (ASA) and Comair. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers discounted future cash flows. In applying this methodology, we (1) make assumptions about each reporting unit's future cash flows based on capacity, yield, traffic, operating costs and other relevant factors and (2) discount those cash flows based on each reporting unit's weighted average cost of capital. Changes in these assumptions may have a material impact on our Consolidated Financial Statements.

INCOME TAX VALUATION ALLOWANCE

In accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this determination, we consider both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on our Consolidated Financial Statements.

PENSION PLANS

We sponsor defined benefit pension plans (Plans) for eligible employees and retirees. The impact of the Plans on our Consolidated Financial Statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 is presented in Note 11 of the Notes to the Consolidated Financial Statements. We currently estimate that our defined benefit pension expense in 2003 will be approximately $335 million. The effect of our Plans on our Consolidated Financial Statements is subject to many assumptions. We believe the most critical assumptions are (1) the weighted average discount rate; (2) the rate of increase in future compensation levels; and (3) the expected long-term rate of return on Plan assets.

We determine our weighted average discount rate on our measurement date primarily by reference to annualized rates earned on high quality fixed income investments and yield-to-maturity analysis specific to our estimated future benefit payments. Lowering our discount rate (6.75% at September 30, 2002) by 0.5% would increase our accrued pension cost by approximately $730 million at December 31, 2002 and increase our estimated pension expense in 2003 by approximately $80 million.

Our rate of increase in future compensation levels is based primarily on labor contracts currently in effect with our employees under collective bargaining agreements and expected future pay rate increases for other employees. Increasing our estimated rate of increase in future compensation levels (2.67% at September 30, 2002) by 0.5% would increase our estimated pension expense in 2003 by approximately $40 million.

The expected long-term rate of return on our Plan assets is based primarily on Plan-specific asset/liability investment studies performed by outside consultants and recent and historical returns on our Plans' assets. Lowering our expected long-term rate of return (9% at September 30, 2002) by 0.5% would increase our estimated pension expense in 2003 by approximately $60 million.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

We have market risk exposure related to aircraft fuel prices, stock prices, interest rates and foreign currency exchange rates. Market risk is the potential negative impact of adverse changes in these prices or rates on our Consolidated Financial Statements. To manage the volatility relating to these exposures, we periodically enter into derivative transactions pursuant to stated policies (see Notes 3 and 4 of the Notes to the Consolidated Financial Statements). Management expects adjustments to the fair value of financial instruments accounted for under SFAS 133 to result in ongoing volatility in earnings and shareowners' equity.

The following sensitivity analyses do not consider the effects of a decline in demand for air travel, the economy as a whole or additional actions by management to mitigate our exposure to a particular risk. For these and other reasons, the actual results of changes in these prices or rates may differ materially from the following hypothetical results.

AIRCRAFT FUEL PRICE RISK

Our results of operations may be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically enter into heating and crude oil derivative contracts to hedge a portion of our projected annual aircraft fuel requirements. Heating and crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of aircraft fuel. We do not enter into fuel hedge contracts for speculative purposes. These contracts are intended to reduce our exposure to changes in aircraft fuel prices.

The following table shows our fuel hedging position based on instruments held at December 31, 2002, as supplemented by fuel hedge contracts acquired through March 12, 2003:

                                      % of Projected
                                       Aircraft Fuel
                                       Requirements     Average Hedge
                                          Hedged       Price per Gallon
                                      --------------   ----------------
March 2003 Quarter                          77%             79.10(cents)
June 2003 Quarter                           78%             78.27(cents)
September 2003 Quarter                      52%             78.88(cents)
December 2003 Quarter                       36%             74.25(cents)
Year Ending December 31, 2003               61%             78.08(cents)
Year Ending December 31, 2004               10%             68.88(cents)


Management's Discussion and Analysis of Financial Condition and Results of Operations


The fair values of our heating and crude oil derivative instruments were $73 million at December 31, 2002 and $64 million at December 31, 2001. A 10% decrease in the average annual price of heating and crude oil would have decreased the fair values of these instruments by $70 million at December 31, 2002.

During 2002, aircraft fuel accounted for 12% of our total operating expenses. Based on our projected aircraft fuel consumption of 2.4 billion gallons for 2003, a 10% rise in our jet fuel prices would increase our aircraft fuel expense by approximately $46 million in 2003. This analysis includes the effects of fuel hedging instruments in place at December 31, 2002.

For additional information regarding our aircraft fuel price risk management program, see Note 4 of the Notes to the Consolidated Financial Statements.

EQUITY SECURITIES RISK

We hold equity-based interests, including warrants and other similar rights, in certain companies, primarily priceline and Republic Airways Holdings, Inc. (Republic). The estimated fair values and aggregate unrealized and unrecognized losses from these investments were $31 million and $9 million, respectively, at December 31, 2002. At December 31, 2001, the estimated fair values of our equity-based interests totaled $81 million, with aggregate unrealized and unrecognized losses of $3 million. The risk associated with these investments is the potential loss in fair value resulting from a decrease in the price of the issuer's common stock. Based on the fair value of these equity-based interests at December 31, 2002, a 10% decline in the price of the underlying common stock would decrease the fair value of these instruments by approximately $3 million. For additional information regarding our equity-based interests, see Note 2 of the Notes to the Consolidated Financial Statements.

INTEREST RATE RISK

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash investment portfolio.

Market risk associated with our long-term debt is the potential change in fair value resulting from a change in interest rates. A 10% decrease in average annual interest rates would have increased the estimated fair value of our long-term debt by approximately $395 million at December 31, 2002, and $373 million at December 31, 2001. To manage our interest rate exposure, we have entered into two interest rate swap agreements. At December 31, 2002, the fair value of these agreements was $21 million. A 10% increase in average annual interest rates would have had an immaterial effect on the fair value of these instruments at December 31, 2002. A 10% increase in average annual interest rates would have had an approximately $17 million impact on our interest expense in 2002. For additional information on our interest rate swap and long-term debt agreements, see Notes 4 and 6 of the Notes to the Consolidated Financial Statements.

Market risk associated with our cash portfolio is the potential change in earnings resulting from a change in interest rates. Based on our average balance of cash and cash equivalents during 2002, a 10% decrease in average annual interest rates would have decreased our interest income by approximately $4 million.

FOREIGN CURRENCY EXCHANGE RATE RISK

We have limited revenues and expenses denominated in foreign currencies. As a result, we are exposed to limited foreign currency exchange rate risk. The majority of our exposure results from transactions denominated in the euro, British pound and Canadian dollar. To manage exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We may use foreign currency option and forward contracts with maturities of up to 12 months to manage the remaining net exposure. We did not have any of these instruments outstanding at December 31, 2002. Based on our average annual net foreign currency positions during 2002, a 10% adverse change in average annual foreign currency exchange rates would not have had a material impact on our Consolidated Financial Statements.

Forward-Looking Information

Statements in this Annual Report (or otherwise made by Delta or on Delta's behalf), which are not historical facts, including statements about Delta's estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or Delta's present expectations. Factors that could cause these differences include, but are not limited to:

1. The many effects on Delta and the airline industry from the terrorist attacks on the United States on September 11, 2001, including the following:

         - The adverse impact of the terrorist attacks on the demand for air travel;

         - The change in Delta's operations and higher costs resulting from, and customer reaction to, new airline and airport security directives;

         - The availability and cost of war and terrorism risk and other insurance for Delta;

         - Potential declines in the values of the aircraft in Delta's fleet or facilities and any related asset impairment charges;

2. The availability to Delta of financing on commercially reasonable terms, which may be influenced by, among other things, airline bankruptcies, the creditworthiness of the airline industry in general and Delta in particular, and actions by credit rating agencies;

3. Continued geopolitical uncertainty, including additional terrorist activity and/or war with Iraq;

4. General economic conditions, both in the United States and in our markets outside the United States;

5. The willingness of customers to travel generally, and with Delta specifically, which could be affected by factors such as Delta's and the industry's safety record and geopolitical uncertainty;

6. Competitive factors in our industry, such as airline bankruptcies, the airline pricing environment, the growth of low-cost carriers, international alliances, codesharing programs, capacity decisions by competitors and mergers and acquisitions;

7. Outcomes of negotiations on collective bargaining agreements and other labor issues;

8.       Changes in the availability or cost of aircraft fuel or fuel hedges;

9. Disruptions to operations due to adverse weather conditions and air traffic control-related constraints;

10. Actions by the United States or foreign governments, including the FAA and other regulatory agencies; and

11.      The outcome of Delta's litigation.

Caution should be taken not to place undue reliance on Delta's forward-looking statements, which represent Delta's views only as of March 12, 2003, and which Delta has no current intention to update.

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets
(in millions)                                                                                  2002            2001
                                                                                             -------         -------
CURRENT ASSETS:
Cash and cash equivalents                                                                    $ 1,969         $ 2,210
Restricted cash                                                                                  134              --
Accounts receivable, net of an allowance for uncollectible accounts of $33
  at December 31, 2002, and $43 at December 31, 2001                                             292             368
Income tax receivable                                                                            319              --
Expendable parts and supplies inventories, net of an allowance for obsolescence
  of $183 at December 31, 2002, and $139 at December 31, 2001                                    164             181
Deferred income taxes                                                                            668             518
Prepaid expenses and other                                                                       356             290
                                                                                             -------         -------
  Total current assets                                                                         3,902           3,567
                                                                                             -------         -------
PROPERTY AND EQUIPMENT:
Flight equipment                                                                              20,295          19,427
Accumulated depreciation                                                                      (6,109)         (5,730)
                                                                                             -------         -------
  Flight equipment, net                                                                       14,186          13,697
                                                                                             -------         -------
Flight and ground equipment under capital leases                                                 439             382
Accumulated amortization                                                                        (297)           (262)
                                                                                             -------         -------
  Flight and ground equipment under capital leases, net                                          142             120
                                                                                             -------         -------
Ground property and equipment                                                                  4,270           4,412
Accumulated depreciation                                                                      (2,206)         (2,355)
                                                                                             -------         -------
  Ground property and equipment, net                                                           2,064           2,057
                                                                                             -------         -------
Advance payments for equipment                                                                   132             223
                                                                                             -------         -------
  Total property and equipment, net                                                           16,524          16,097
                                                                                             -------         -------

OTHER ASSETS:
Investments in debt and equity securities                                                         33              96
Investments in associated companies                                                              174             180
Goodwill                                                                                       2,092           2,092
Operating rights and other intangibles, net of accumulated amortization
  of $172 at December 31, 2002, and $246 at December 31, 2001                                    102              94
Restricted investments for Boston airport terminal project                                       417             475
Other noncurrent assets                                                                        1,476           1,004
                                                                                             -------         -------
  Total other assets                                                                           4,294           3,941
                                                                                             -------         -------
Total assets                                                                                 $24,720         $23,605
                                                                                             =======         =======

Liabilities and Shareowners' Equity
(in millions, except share data)                                                                2002            2001
                                                                                               -------         -------
CURRENT LIABILITIES:
Current maturities of long-term debt                                                           $   666         $   260
Short-term obligations                                                                              --             765
Current obligations under capital leases                                                            27              31
Accounts payable, deferred credits and other accrued liabilities                                 1,921           1,617
Air traffic liability                                                                            1,270           1,224
Taxes payable                                                                                      862           1,049
Accrued salaries and related benefits                                                            1,365           1,121
Accrued rent                                                                                       344             336
                                                                                               -------         -------
    Total current liabilities                                                                    6,455           6,403
                                                                                               -------         -------
NONCURRENT LIABILITIES:
Long-term debt                                                                                   9,576           7,781
Long-term debt issued by Massachusetts Port Authority (Note 6)                                     498             498
Capital leases                                                                                     100              68
Postretirement benefits                                                                          2,282           2,292
Accrued rent                                                                                       739             781
Deferred income taxes                                                                               --             465
Pension and related benefits                                                                     3,242             359
Other                                                                                               93             105
                                                                                               -------         -------
    Total noncurrent liabilities                                                                16,530          12,349
                                                                                               -------         -------
DEFERRED CREDITS:
Deferred gains on sale and leaseback transactions                                                  478             519
Deferred revenue and other credits                                                                 100             310
                                                                                               -------         -------
    Total deferred credits                                                                         578             829
                                                                                               -------         -------
COMMITMENTS AND CONTINGENCIES (NOTES 3, 4, 6, 7, 8 AND 9)
EMPLOYEE STOCK OWNERSHIP PLAN PREFERRED STOCK:
Series B ESOP Convertible Preferred Stock, $1.00 par value, $72.00 stated and liquidation value; 6,065,489 shares issued and outstanding at December 31,
  2002, and 6,278,210 shares issued and outstanding at December 31, 2001                           437             452
Unearned compensation under Employee Stock Ownership Plan                                         (173)           (197)
                                                                                               -------         -------
    Total Employee Stock Ownership Plan Preferred Stock                                            264             255
                                                                                               -------         -------
SHAREOWNERS' EQUITY:
Common stock, $1.50 par value; 450,000,000 shares authorized; 180,903,373 shares issued
  at December 31, 2002, and 180,890,356 shares issued at December 31, 2001                         271             271
Additional paid-in capital                                                                       3,263           3,267
Retained earnings                                                                                1,639           2,930
Accumulated other comprehensive income (loss)                                                   (1,562)             25
Treasury stock at cost, 57,544,168 shares at December 31, 2002, and 57,644,690
  shares at December 31, 2001                                                                   (2,718)         (2,724)
                                                                                               -------         -------
    Total shareowners' equity                                                                      893           3,769
                                                                                               -------         -------
Total liabilities and shareowners' equity                                                      $24,720         $23,605
                                                                                               =======         =======



The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

For the years ended December 31, 2002, 2001 and 2000

(in millions, except per share data)                                          2002           2001           2000
------------------------------------                                        --------       --------       --------
OPERATING REVENUES:
Passenger                                                                   $ 12,321       $ 12,964       $ 15,657
Cargo                                                                            458            506            583
Other, net                                                                       526            409            501
                                                                            --------       --------       --------
    Total operating revenues                                                  13,305         13,879         16,741
OPERATING EXPENSES:
Salaries and related costs                                                     6,165          6,124          5,971
Aircraft fuel                                                                  1,683          1,817          1,969
Depreciation and amortization                                                  1,148          1,283          1,187
Contracted services                                                            1,003          1,016            966
Landing fees and other rents                                                     834            780            771
Aircraft maintenance materials and outside repairs                               711            801            723
Aircraft rent                                                                    709            737            741
Other selling expenses                                                           539            616            688
Passenger commissions                                                            322            540            661
Passenger service                                                                372            466            470
Asset writedowns, restructuring and related items, net                           439          1,119            108
Stabilization Act compensation                                                   (34)          (634)            --
Other                                                                            723            816            849
                                                                            --------       --------       --------
    Total operating expenses                                                  14,614         15,481         15,104
OPERATING INCOME (LOSS)                                                       (1,309)        (1,602)         1,637
                                                                            --------       --------       --------
OTHER INCOME (EXPENSE):
Interest expense                                                                (646)          (499)          (380)
Interest income                                                                   36             89            123
Loss on extinguishment of ESOP Notes                                             (42)            --             --
Gain (loss) from sale of investments, net                                         (3)           127            301
Fair value adjustments of SFAS 133 derivatives                                   (39)            68           (159)
Miscellaneous income (expense), net                                                1            (47)            27
                                                                            --------       --------       --------
    Total other income (expense)                                                (693)          (262)           (88)
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE                                           (2,002)        (1,864)         1,549
INCOME TAX BENEFIT (PROVISION)                                                   730            648           (621)
                                                                            --------       --------       --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX                                                       (1,272)        (1,216)           928
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
  NET OF TAX OF $64 MILLION IN 2000                                               --             --           (100)
                                                                            --------       --------       --------
NET INCOME (LOSS)                                                             (1,272)        (1,216)           828
PREFERRED STOCK DIVIDENDS                                                        (15)           (14)           (13)
                                                                            --------       --------       --------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREOWNERS                           $ (1,287)      $ (1,230)      $    815
                                                                            --------       --------       --------
BASIC EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE                                         $ (10.44)      $  (9.99)      $   7.39
                                                                            --------       --------       --------
BASIC EARNINGS (LOSS) PER SHARE                                             $ (10.44)      $  (9.99)      $   6.58
                                                                            --------       --------       --------
DILUTED EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE                                         $ (10.44)      $  (9.99)      $   7.05
                                                                            --------       --------       --------
DILUTED EARNINGS (LOSS) PER SHARE                                           $ (10.44)      $  (9.99)      $   6.28
                                                                            --------       --------       --------

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(in millions)                                                                         2002           2001           2000
--------------                                                                      --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                   $ (1,272)      $ (1,216)      $    828
Adjustments to reconcile net income (loss) to cash provided by operating activities:
    Cumulative effect of change in accounting principle                                   --             --            100
    Asset and other writedowns                                                           287            339             --
    Depreciation and amortization                                                      1,181          1,283          1,187
    Deferred income taxes                                                               (411)          (648)           396
    Fair value adjustments of SFAS 133 derivatives                                        39            (68)           159
    Pension, postretirement and postemployment expense in excess of
      (less than) payments                                                               177            419            (17)
    Loss on extinguishment of ESOP Notes                                                  42             --             --
    Dividends (less than) in excess of equity income                                      (3)            51            (28)
    Loss (gain) from sale of investments, net                                              3           (127)          (301)
Income tax benefit from exercise of stock options                                         --             --              5
Changes in certain current assets and liabilities:
    (Increase) decrease in receivables                                                  (243)            47             86
    Increase in restricted cash                                                         (134)            --             --
    (Increase) decrease in prepaid expenses and other current assets                     (35)            60             92
    Increase (decrease) in air traffic liability                                          46           (215)           (49)
    Increase in other payables, deferred credits and accrued liabilities                 675            274            395
Other, net                                                                               (67)            37             45
                                                                                    --------       --------       --------
      Net cash provided by operating activities                                          285            236          2,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions:
  Flight equipment, including advance payments                                          (922)        (2,321)        (3,426)
  Ground property and equipment, including technology                                   (364)          (472)          (634)
Decrease (increase) in restricted investments related to the Boston
  airport terminal project                                                                58           (485)            --
Decrease in short-term investments, net                                                    5            238            456
Proceeds from sales of flight equipment                                                  100             66            384
Proceeds from sales of investments                                                        24            286             73
Acquisitions of companies, net of cash acquired                                           --             --           (232)
Other, net                                                                               (10)            (8)           (17)
                                                                                    --------       --------       --------
      Net cash used in investing activities                                           (1,109)        (2,696)        (3,396)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt and capital lease obligations                                (734)          (173)          (853)
Prepayment of long-term lease obligations                                                 --             --           (215)
Cash dividends                                                                           (39)           (40)           (40)
Issuance of long-term obligations                                                      2,554          2,335          1,867
Issuance of long-term debt by Massachusetts Port Authority                                --            498             --
(Payments on) proceeds from short-term obligations and notes payable, net             (1,144)           701            (51)
Issuance of common stock                                                                  --              2             33
Repurchase of common stock                                                                --             --           (502)
Payments on extinguishment of ESOP Notes                                                 (42)            --             --
Other, net                                                                               (12)           (17)            --
                                                                                    --------       --------       --------
      Net cash provided by financing activities                                          583          3,306            239
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (241)           846           (259)
Cash and cash equivalents at beginning of year                                         2,210          1,364          1,623
                                                                                    --------       --------       --------
Cash and cash equivalents at end of year                                            $  1,969       $  2,210       $  1,364
                                                                                    --------       --------       --------
SUPPLEMENTAL DISCLOSURE OF CASH PAID (REFUNDED) FOR:
Interest, net of amounts capitalized                                                $    569       $    490       $    410
Income taxes                                                                        $   (649)      $   (103)      $    131

NON-CASH TRANSACTIONS:
Aircraft delivered under seller-financing                                           $    705       $     77       $     --
Aircraft capital leases from sale and leaseback transactions                        $     52       $     --       $     --

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity

For the years ended December 31, 2002, 2001 and 2000

                                                                                              Accumulated
                                                                 Additional                       Other
                                                        Common     Paid-in       Retained     Comprehensive  Treasury
(in millions, except share data)                        Stock      Capital       Earnings     Income (Loss)    Stock        Total
-------------------------------                         ------   ----------      --------     -------------  --------      -------
BALANCE AT DECEMBER 31, 1999                             $270      $ 3,222       $ 3,377       $   266       $(2,227)      $ 4,908
COMPREHENSIVE INCOME:
   Net income                                              --           --           828            --            --           828
   Other comprehensive income                              --           --            --            94            --            94
                                                                                                                           -------
TOTAL COMPREHENSIVE INCOME (SEE NOTE 14)                                                                                       922
Dividends on common stock ($0.10) per share)               --           --           (12)           --            --           (12)
Dividends on Series B ESOP Convertible
   Preferred Stock allocated shares                        --           --           (13)           --            --           (13)
Issuance of 729,426 shares of common stock under
   dividend reinvestment and stock purchase plan
   and stock options ($44.86 per share(1))                  1           32            --            --            --            33
Repurchase of 10,626,104 common shares
   ($47.26 per share(1))                                   --           --            --            --          (502)         (502)
Income tax benefit from exercise of stock options          --            5            --            --            --             5
Transfers and forfeitures of 16,580 shares of
   common from Treasury under stock incentive
   plan ($52.61 per share(1))                              --           --            --            --             1             1
Other                                                      --            5            (4)           --            --             1
                                                         ----      -------       -------       -------       -------       -------
BALANCE AT DECEMBER 31, 2000                              271        3,264         4,176           360        (2,728)        5,343
                                                         ----      -------       -------       -------       -------       -------
COMPREHENSIVE LOSS:
   Net loss                                                --           --        (1,216)           --            --        (1,216)
   Other comprehensive loss                                --           --            --          (335)           --          (335)
                                                                                                                           -------
TOTAL COMPREHENSIVE LOSS (SEE NOTE 14)                     --           --            --            --            --        (1,551)
Dividends on common stock ($0.10 per share)                --           --           (12)           --            --           (12)
Dividends on Series B ESOP Convertible
   Preferred Stock allocated shares                        --           --           (14)           --            --           (14)
Issuance of 126,299 shares of common stock under
   dividend reinvestment and stock purchase plan
   and stock options ($38.10 per share(1))                 --            5            --            --            --             5
Transfers and forfeitures of 105,995 shares of
   common from Treasury under stock incentive
   plan ($37.10 per share(1))                              --           (4)           --            --             4            --
Other                                                      --            2            (4)           --            --            (2)
                                                         ----      -------       -------       -------       -------       -------
BALANCE AT DECEMBER 31, 2001                              271        3,267         2,930            25        (2,724)        3,769
                                                         ----      -------       -------       -------       -------       -------
COMPREHENSIVE LOSS:
   Net loss                                                --           --        (1,272)           --            --        (1,272)
   Other comprehensive loss                                --           --            --        (1,587)           --        (1,587)
                                                                                                                           -------
TOTAL COMPREHENSIVE LOSS (SEE NOTE 14)                                                                                      (2,859)
Dividends on common stock ($0.10 per share)                --           --           (12)           --            --           (12)
Dividends on Series B ESOP Convertible
   Preferred Stock allocated shares                        --           --           (15)           --            --           (15)
Issuance of 13,017 shares of common stock
   under stock purchase plan and stock options
   ($15.70 per share(1))                                   --           --            --            --            --            --
Forfeitures of 82,878 shares of common to
   Treasury under stock incentive plan
   ($27.31 per share(1))                                   --           --            --            --            (2)           (2)
Transfers of 183,400 shares of common from
   Treasury under stock incentive plan
   ($47.11 per share(1))                                   --           (5)           --            --             8             3
Other                                                      --            1             8            --            --             9
                                                         ----      -------       -------       -------       -------       -------
BALANCE AT DECEMBER 31, 2002                             $271      $ 3,263       $ 1,639       $(1,562)      $(2,718)      $   893
                                                         ====      =======       =======       =======       =======       =======

(1) Average price per share

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
BASIS OF PRESENTATION
Delta Air Lines, Inc. (a Delaware corporation) is a major air carrier that provides air transportation for passengers and cargo throughout the U.S. and around the world. Our Consolidated Financial Statements include the accounts of Delta Air Lines, Inc. and our wholly owned subsidiaries, including ASA Holdings, Inc. (ASA Holdings) and Comair Holdings, Inc. (Comair Holdings), collectively referred to as Delta. ASA Holdings is the parent company of Atlantic Southeast Airlines, Inc. (ASA), and Comair Holdings is the parent company of Comair, Inc. (Comair). We completed our acquisitions of ASA Holdings and Comair Holdings in April 1999 and in January 2000, respectively. We have eliminated all material intercompany transactions in our Consolidated Financial Statements. These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). We have reclassified certain prior period amounts in our Consolidated Financial Statements to be consistent with our current period presentation. The effect of these reclassifications is not material.

We do not consolidate the financial statements of any company in which we have an ownership interest of 50% or less unless we control that company. During 2002, 2001 and 2000, we did not control any company in which we had an ownership interest of 50% or less.

CHANGE IN YEAR END
Effective December 31, 2000, we changed our year end from June 30 to December
31. Accordingly, this Annual Report includes audited Consolidated Balance Sheets as of December 31, 2002 and 2001, and audited Consolidated Statements of Operations, Cash Flows and Shareowners' Equity for the years ended December 31, 2002, 2001 and 2000.

USE OF ESTIMATES
We are required to make estimates and assumptions when preparing our Consolidated Financial Statements in accordance with GAAP. These estimates and assumptions affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ materially from those estimates.

NEW ACCOUNTING STANDARDS
On January 1, 2002, we adopted Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which addresses financial accounting and reporting for goodwill and other intangible assets (see Note 5).

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which is effective for fiscal years beginning after June 15, 2002. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on our Consolidated Financial Statements.

On January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (SFAS 144), which supersedes previous accounting and reporting standards for (1) testing for impairment or disposal of long-lived assets and (2) the disposal of segments of a business. Our impairment charges recorded during 2002 were determined in accordance with SFAS 144 (see Note 16).

On October 1, 2002, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (SFAS 145), which, among other things, (1) requires that gains and losses due to the extinguishment of debt be classified as extraordinary items on the Consolidated Statements of Operations only if certain criteria are met and (2) amends the accounting for sale and leaseback transactions. In accordance with SFAS 145, we recorded a $42 million loss on the extinguishment of ESOP Notes in other income (expense) on our 2002 Consolidated Statement of Operations (see
Note 6).

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which supersedes previous accounting and reporting standards for costs associated with exit or disposal activities by requiring the related liability to be recognized and measured initially at fair value when the liability is incurred. Under the previous accounting

Notes to the Consolidated Financial Statements

and reporting standards, the liability for exit or disposal costs was recognized at the date management committed to a plan. The adoption of SFAS 146 will impact the timing of the recognition of liabilities related to future exit or disposal activities and is effective for such activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148), which amends SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123), by revising the methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires additional disclosures in annual and interim financial statements related to stock-based employee compensation. On December 31, 2002, we adopted SFAS 148 as it relates to the additional disclosures required for registrants that account for employee stock-based compensation under Accounting Principles Bulletin (APB) Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. For additional information, see our stock-based compensation policy in this Note on page 36.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which expands the disclosures a guarantor is required to provide in its annual and interim financial statements regarding its obligations for certain guarantees. Disclosures are required to be included in financial statements issued after December 15, 2002 (see Note 9). FIN 45 also requires the guarantor to recognize a liability for the fair value of an obligation assumed for guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses how to identify variable interest entities and the criteria that require a company to consolidate such entities in its financial statements. FIN 46 is effective on February 1, 2003 for new transactions and on July 1, 2003 for existing transactions. We are evaluating the impact of FIN 46 on our Consolidated Financial Statements.

During 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended (see Note 4 for additional information), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). The adoption of SFAS 140 did not have a material impact on our Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS
We classify short-term, highly liquid investments with original maturities of three months or less as cash and cash equivalents. These investments are recorded at cost, which we believe approximates fair value.

Under our cash management system, we utilize controlled disbursement accounts that are funded daily. Payments issued by us, which have not been presented to the bank for payment, are recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheets.

RESTRICTED ASSETS
We have restricted cash, which primarily relates to cash held as collateral to support certain projected insurance obligations. At December 31, 2002, restricted cash included in current assets on our Consolidated Balance Sheets totaled $134 million.

We have restricted investments for the redevelopment and expansion of Terminal A at Boston's Logan International Airport (see Note 6 for additional information about this project). At December 31, 2002 and 2001, our restricted investments included in other assets on our Consolidated Balance Sheets totaled $417 million and $475 million, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS
We account for derivative financial instruments in accordance with SFAS 133. These derivative instruments include fuel hedge contracts, interest rate swap agreements and equity warrants and other similar rights in certain companies (see Note 4).

FUEL HEDGE CONTRACTS
Our fuel hedge contracts qualify as cash flow hedges under SFAS 133. We record the fair value of our fuel hedge contracts on our Consolidated Balance Sheets and regularly adjust the balances to reflect changes in the fair values of those contracts.

Effective gains or losses related to the fair value adjustments of the fuel hedge contracts are recorded in shareowners' equity as a component of accumulated other comprehensive income (loss). These gains or losses are recognized in aircraft fuel expense in the period in which the related aircraft fuel purchases being hedged are consumed and when the fuel hedge contract is settled. However, to the extent that the change in fair value of a fuel hedge contract does not perfectly offset the change in the value of the aircraft fuel being hedged, the ineffective portion of the hedge is immediately recognized as a fair value adjustment of SFAS 133 derivatives in other income (expense) on our Consolidated Statements of Operations. In calculating the ineffective portion of our hedges under SFAS 133, we include all changes in the fair value attributable to the time value component and recognize the amount in income during the life of the contract. Prior to the adoption of SFAS 133, the fuel hedge gains or losses that were netted against fuel expense included the total fuel-related hedge premiums.

INTEREST RATE SWAP AGREEMENTS
Our interest rate swap agreements qualify as fair value hedges under SFAS 133. We record the fair value of these interest rate swap agreements on our Consolidated Balance Sheets and regularly adjust these amounts and the related debt to reflect changes in their fair values. Net periodic interest rate swap settlements are recorded as adjustments to interest expense in other income (expense) on our Consolidated Statements of Operations.

EQUITY WARRANTS AND OTHER SIMILAR RIGHTS
We record our equity warrants and other similar rights in certain companies at fair value at the date of acquisition in investments in debt and equity securities on our Consolidated Balance Sheets. In accordance with SFAS 133, we regularly adjust our Consolidated Balance Sheets to reflect the changes in the fair values of the equity warrants and other similar rights, and recognize the related gains or losses as fair value adjustments of SFAS 133 derivatives in other income (expense) on our Consolidated Statements of Operations.

REVENUE RECOGNITION
PASSENGER REVENUES
We record sales of passenger tickets as air traffic liability on our Consolidated Balance Sheets. Passenger revenues are recognized when we provide the transportation, reducing the related air traffic liability. We periodically evaluate the estimated air traffic liability and record any resulting adjustments in the Consolidated Statements of Operations in the period that the evaluations are completed.

We sell mileage credits in the SkyMiles(R) frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. A portion of the revenue from the sale of mileage credits is deferred until the credits are redeemed for travel. For accounting purposes, we amortize the deferred revenue on a straight-line basis over a 30-month period. The majority of the revenue from the sale of mileage credits, including the amortization of deferred revenue, is recorded in passenger revenue; the remaining portion is recorded as an offset to other selling expenses.

CARGO REVENUES
Cargo revenues are recognized in our Consolidated Statements of Operations when we provide the transportation.

OTHER, NET
We are party to codeshare agreements with certain foreign airlines. Under these agreements, we sell seats on these airlines' flights, and they sell seats on our flights, with each airline separately marketing its respective seats. The revenue from our sale of codeshare seats flown by certain foreign airlines and the direct costs incurred in marketing the codeshare flights are recorded in other, net in operating revenues on our Consolidated Statements of Operations. Our revenue from certain foreign airlines' sale of codeshare seats flown by us is recorded in passenger revenue on our Consolidated Statements of Operations.

We record revenues under our contract carrier agreements, reduced by related expenses, in other, net in operating revenues on our Consolidated Statements of Operations (see Note 9).

Notes to the Consolidated Financial Statements

LONG-LIVED ASSETS

We record our property and equipment at cost and depreciate or amortize these assets on a straight-line basis to their estimated residual values over their respective estimated useful lives. Residual values for flight equipment range from 5%-40% of cost. We also capitalize certain internal and external costs incurred to develop internal-use software during the application stage; these assets are included in ground property and equipment, net on our Consolidated Balance Sheets. The estimated useful lives for major asset classifications are as follows:

Asset Classification                                   Estimated Useful Life
--------------------                                   ---------------------
Owned flight equipment                                      15-25 years
Flight and ground equipment under capital lease             Lease Term
Ground property and equipment                               3-30 years

In accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. For long-lived assets held for sale, we record impairment losses when the carrying amount is greater than the fair value less the cost to sell. We discontinue depreciation of long-lived assets once they are classified as held for sale.

To determine impairments for aircraft used in operations, we group assets at the fleet type level (the lowest level for which there are identifiable cash flows) and then estimate future cash flows based on projections of passenger yield, fuel costs, labor costs and other relevant factors in the markets in which these aircraft operate. If an impairment occurs, the amount of the impairment loss recognized is the amount by which the carrying amount of the aircraft exceeds the estimated fair value. Aircraft fair values are estimated by management using published sources, appraisals and bids received from third parties, as available.

GOODWILL AND OTHER INTANGIBLE ASSETS
Prior to our adoption of SFAS 142 on January 1, 2002, goodwill and other intangible assets were amortized over their estimated useful lives (not to exceed 40 years in the case of goodwill). Upon adoption of SFAS 142, we discontinued the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, in accordance with SFAS 142, we now apply a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have been incurred. Intangible assets that have determinable useful lives continue to be amortized on a straight-line basis over their remaining estimated useful lives. Our leasehold and operating rights have definite useful lives and we will continue to amortize these assets over their respective lease terms which range from nine to 19 years.

SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. We have identified three reporting units which have assigned goodwill: Delta-mainline, ASA and Comair. Our methodology for estimating the fair value of each reporting unit primarily considers discounted future cash flows. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit's goodwill exceeds its implied fair value.

We perform our impairment test for our indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The fair value of the asset unit is estimated based on its discounted future cash flows. We recognize an impairment charge if the carrying value of the asset unit exceeds its estimated fair value.

The annual impairment test date for our goodwill and indefinite-lived intangible assets is December 31 (see Note 5).

INTEREST CAPITALIZED
We capitalize interest on advance payments for the acquisition of new aircraft and on construction of ground facilities as an additional cost of the related assets. Interest is capitalized at our weighted average interest rate on long-term debt or, if applicable, the interest rate related to specific asset financings. Interest capitalization ends when the equipment or facility is ready for service or its intended use. Capitalized interest totaled $15 million, $32 million and $45 million for the years ended December 31, 2002, 2001 and 2000, respectively.

EQUITY METHOD INVESTMENTS
We use the equity method to account for our 40% ownership interest in WORLD-SPAN, L.P. (Worldspan), a computer reservations system partnership. Our equity earnings from this investment totaled $43 million, $19 million and $59 million for the years ended December 31, 2002, 2001 and 2000, respectively. We also received cash dividends from Worldspan of $40 million, $70 million and $32 million for the years ended December 31, 2002, 2001 and 2000, respectively. Worldspan provides computer reservation and related services for us, which totaled approximately $180 million for the year ended December 31, 2002. At December 31, 2002, we had a liability to Worldspan for $15 million which is included in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheet.

We account for our 18% ownership interest in Orbitz, LLC (Orbitz), an on-line travel agency, under the equity method. We use the equity method of accounting for this investment because we believe we have the ability to exercise significant influence, but not control, over the financial and operating policies of Orbitz. This influence is evidenced by, among other things, our right to appoint two of our senior officers to the 11 member Board of Managers of Orbitz, which allows us to participate in Orbitz's financial and operating decisions.

Our investments in Worldspan and Orbitz are recorded in investments in associated companies on our Consolidated Balance Sheets.

INCOME TAXES
We account for deferred income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under this method, we recognize deferred tax assets and liabilities based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets when determined necessary in accordance with SFAS 109. Deferred tax assets and liabilities are recorded net as current and noncurrent deferred income taxes on our Consolidated Balance Sheets.

FREQUENT FLYER PROGRAM
We record an estimated liability for the incremental cost associated with providing free transportation under our SkyMiles frequent flyer program when a free travel award is earned. The liability is recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheets. It is adjusted periodically based on awards earned, awards redeemed, changes in the SkyMiles program and changes in estimated incremental costs.

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

MAINTENANCE COSTS
We record maintenance costs in operating expenses as they are incurred.

INVENTORIES
Inventories of expendable parts related to flight equipment are carried at cost and charged to operations as consumed. An allowance for obsolescence for the cost of these parts is provided over the remaining useful life of the related fleet.

Notes to the Consolidated Financial Statements

ADVERTISING COSTS
We expense advertising costs as other selling expenses in the year incurred. Advertising expense was $130 million, $153 million and $151 million for the years ended December 31, 2002, 2001 and 2000, respectively.

COMMISSIONS
We record passenger commissions in prepaid expenses and other on our Consolidated Balance Sheets when the related passenger tickets are sold. Passenger commissions are recognized in operating expenses on our Consolidated Statements of Operations when the transportation is provided and the related revenue is recognized.

FOREIGN CURRENCY REMEASUREMENT
We remeasure assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets. Revenues and expenses denominated in foreign currencies are remeasured using average exchange rates for all periods presented. We recognize the resulting foreign exchange gains and losses as a component of miscellaneous income (expense). These gains and losses are immaterial for all periods presented.

STOCK-BASED COMPENSATION
We account for our stock-based compensation plans under the intrinsic value method in accordance with APB 25 and related interpretations (see Note 12 for additional information related to our stock-based compensation plans). No stock option compensation expense is recognized in net income (loss) as all stock options granted had an exercise price equal to the fair value of the underlying common stock on the grant date.

The estimated fair values of stock options granted during the years ended December 31, 2002, 2001 and 2000, were derived using the Black-Scholes model. The following table includes the assumptions used in estimating fair values and the resulting weighted average fair value of a stock option granted in the periods presented:

                                                                           Stock Options Granted
                                                                  --------------------------------------
Assumption                                                          2002          2001            2000
----------                                                        --------       --------       --------
Risk-free interest rate                                                4.4%           5.8%           6.2%
Average expected life of stock options (in years)                      6.7            7.5            7.5
Expected volatility of common stock                                   38.9%          26.9%          26.9%
Expected annual dividends on common stock                         $   0.10       $   0.10       $   0.10
Weighted average fair value of a stock option granted             $      9       $     20       $     23
                                                                  --------       --------       --------

The following table shows what our net income (loss) and earnings (loss) per share would have been for the years ended December 31, 2002, 2001 and 2000, had we accounted for our stock-based compensation plans under the fair value method of SFAS 123 using the assumptions in the table above:

(in millions, except per share data)                                2002            2001            2000
------------------------------------                              ---------       ---------       --------
NET INCOME (LOSS):
As reported                                                       $  (1,272)      $  (1,216)      $    828
Deduct: total stock option compensation expense
  determined under the fair value based method, net of tax              (47)            (30)           (27)
                                                                  ---------       ---------       --------
As adjusted for the fair value method under SFAS 123              $  (1,319)      $  (1,246)      $    801
                                                                  =========       =========       ========
BASIC EARNINGS (LOSS) PER SHARE:
As reported                                                       $  (10.44)      $   (9.99)      $   6.58
As adjusted for the fair value method under SFAS 123              $  (10.82)      $  (10.23)      $   6.36
                                                                  ---------       ---------       --------
DILUTED EARNINGS (LOSS) PER SHARE:
As reported                                                       $  (10.44)      $   (9.99)      $   6.28
As adjusted for the fair value method under SFAS 123              $  (10.82)      $  (10.23)      $   6.07
                                                                  ---------       ---------       --------

FAIR VALUE OF FINANCIAL INSTRUMENTS
We record our cash equivalents and short-term investments at cost, which we believe approximates their fair values. The estimated fair values of other financial instruments, including debt and derivative instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analyses and the Black-Scholes model.

Note 2. Marketable and Other Equity Securities
PRICELINE.COM INCORPORATED (PRICELINE)
We are party to an agreement with priceline under which we (1) provide ticket inventory that may be sold through priceline's Internet-based e-commerce system and (2) received certain equity interests in priceline. We are required to provide priceline access to unpublished fares.

2000
At January 1, 2000, our equity interests in priceline included (1) a warrant to purchase up to 5.5 million shares of priceline common stock for $56.63 per share (1999 Warrant) (see discussion below); (2) a right to exchange six million shares of priceline common stock for six million shares of priceline convertible preferred stock (Exchange Right); and (3) 7.2 million shares of priceline common stock. During 2000, we (1) exercised the Exchange Right in full, receiving six million shares of priceline Series A Convertible Preferred Stock (Series A Preferred Stock); (2) sold 1.2 million shares of priceline common stock; and (3) received 549,764 shares of priceline common stock as a dividend on the Series A Preferred Stock. In our 2000 Consolidated Statement of Operations, we recognized
(1) a pretax gain of $301 million from the exercise of the Exchange Right and the sale of priceline common stock and (2) other income of $14 million, pretax, from the dividend.

The fair value of the 1999 Warrant on the date received was determined to be $61 million based on an independent third-party appraisal. This amount was recognized in income ratably from November 1999 through November 2002.

On November 2, 2000, the 1999 Warrant was amended to reduce (1) the number of shares underlying the warrant from 5.5 million to 4.7 million and (2) our per share purchase price for those shares from $56.63 to $4.72 (Amended 1999 Warrant). The Amended 1999 Warrant became exercisable in full on January 1, 2001, and expires on November 17, 2004. The amendment of the 1999 Warrant did not have a material impact on our Consolidated Financial Statements.

2001
On February 6, 2001, we and priceline agreed to restructure our investment in priceline. We exchanged our six million shares of Series A Preferred Stock for
(1) 80,000 shares of priceline Series B Redeemable Preferred Stock (Series B Preferred Stock) and (2) a warrant to purchase up to 26.9 million shares of priceline common stock for $2.97 per share (2001 Warrant).

The Series B Preferred Stock (1) bears an annual per share dividend of approximately 36 shares of priceline common stock; (2) has a liquidation preference of $1,000 per share plus any dividends accrued or accumulated but not yet paid (Liquidation Preference); (3) is subject to mandatory redemption on February 6, 2007, at a price per share equal to the Liquidation Preference; and
(4) is subject to redemption in whole, at the option of us or priceline, if priceline completes any of certain business combination transactions (Optional Redemption).

Based on an independent third-party appraisal, at February 6, 2001, the fair value of (1) the Series B Preferred Stock was estimated to be $80 million and
(2) the 2001 Warrant was estimated to be $46 million. The total fair value of these securities equaled the carrying amount of the Series A Preferred Stock, including its conversion feature and accumulated dividends on the date the Series A Preferred Stock was exchanged for the Series B Preferred Stock and the 2001 Warrant. Accordingly, we did not recognize a gain or loss on this transaction.

Notes to the Consolidated Financial Statements

As discussed above, the 2001 Warrant provides us with the right to purchase up to an additional 26.9 million shares of priceline common stock for $2.97 per share. We may exercise the 2001 Warrant, in whole or in part, at any time prior to the close of business on February 6, 2007, unless all of the shares of Series B Preferred Stock owned by us are redeemed in an Optional Redemption, in which case we may not exercise the 2001 Warrant after the date of the Optional Redemption. The exercise price may be paid by us only by the surrender of shares of Series B Preferred Stock, valued at $1,000 per share.

The 2001 Warrant also provides that it will automatically be deemed exercised if the closing sales price of priceline common stock exceeds $8.91 for 20 consecutive trading days. In that event, our rights in the shares of Series B Preferred Stock necessary to pay the exercise price of the 2001 Warrant would automatically be converted into the right to receive shares of priceline common stock pursuant to the 2001 Warrant.

During 2001, we (1) exercised the 2001 Warrant in part to purchase 18.4 million shares of priceline common stock, paying the exercise price by surrendering to priceline 54,656 shares of Series B Preferred Stock; (2) sold 18.7 million shares of priceline common stock; and (3) received 986,491 shares of priceline common stock as a dividend on the Series B Preferred Stock. In our 2001 Consolidated Statement of Operations, we recognized (1) other income of $9 million, pretax, from the dividend and (2) a pretax gain of $4 million from the exercise of the 2001 Warrant and the sale of priceline common stock.

2002
During 2002, we (1) exercised the 2001 Warrant in part to purchase 4.0 million shares of priceline common stock, paying the exercise price by surrendering to priceline 11,875 shares of Series B Preferred Stock; (2) sold 3.9 million shares of priceline common stock; and (3) received 695,749 shares of priceline common stock as dividends on the Series B Preferred Stock. In our 2002 Consolidated Statement of Operations, we recognized (1) a pretax loss of $3 million from the exercise of the 2001 Warrant and the sale of priceline common stock and (2) other income of $2 million, pretax, from the dividends.

The following table represents our equity interests in priceline and their respective carrying values at December 31, 2002 and 2001:

                                                                      Number of Shares(1)              Carrying Values
                                                                     ---------------------          ---------------------
(in millions, except shares of Series B Preferred Stock)              2002           2001           2002             2001
--------------------------------------------------------             ------         ------          -----           -----
Series B Preferred Stock                                             13,469         25,344          $  13           $  25
2001 Warrant                                                            4.5            8.5              3              31
Amended 1999 Warrant                                                    4.7            4.7             --              13
priceline common stock                                                  2.1            1.3              3               7
                                                                     ------         ------          -----           -----

(1) We have certain registration rights relating to shares of priceline common stock we acquire from the exercise of the Amended 1999 Warrant or the 2001 Warrant or receive as dividends on the Series B Preferred Stock.

The Series B Preferred Stock and priceline common stock are accounted for as available-for-sale securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), the Series B Preferred Stock and the priceline common stock are recorded at fair value in investments in debt and equity securities on our Consolidated Balance Sheets. Any changes in fair value of these assets are recorded, net of tax, in accumulated other comprehensive income (loss). The Series B Preferred Stock is recorded at face value, which we believe approximates fair value. The warrants are recorded at fair value in investments in debt and equity securities on our Consolidated Balance Sheets and any changes in fair value are recorded in other income (expense) on our Consolidated Statements of Operations in accordance with SFAS 133.

REPUBLIC AIRWAYS HOLDINGS, INC. (REPUBLIC)
On June 7, 2002, we entered into a contract carrier agreement with Chautauqua Airlines, Inc. (Chautauqua), a regional air carrier which is a subsidiary of Republic (see Note 9). In conjunction with this agreement, we received from Republic (1) a warrant to purchase up to 1.5 million shares of Republic common stock for $12.50 per share (2002 Warrant); (2) a warrant to purchase up to 1.5 million shares of Republic common stock at a price per share equal to 95% of the public offering price per share in Republic's initial public offering of common stock (IPO Warrant); (3) the right to purchase up to 5% of the shares of common stock that

Republic offers for sale in its initial public offering at a price per share equal to the initial public offering price; and (4) the right to receive a warrant to purchase up to an additional 60,000 shares of Republic common stock for each additional aircraft Chautauqua operates for us above the 22 aircraft under the original contract carrier agreement.

The 2002 Warrant is exercisable in whole or in part at any time until June 7, 2012. The fair value of the 2002 Warrant on the date received was approximately $11 million, and will be recognized in income ratably over a five-year period. The carrying value of the 2002 Warrant was approximately $10 million at December 31, 2002. The 2002 Warrant is accounted for in the same manner as the priceline warrants described above.

The IPO Warrant is exercisable in whole or in part at any time (1) beginning on the closing date of Republic's initial public offering of common stock and (2) subject to earlier cancellation if the contract carrier agreement is terminated in certain circumstances, ending on the tenth anniversary of that closing date. We will record the fair value of the IPO Warrant on the closing date of Republic's initial public offering of common stock.

The 2002 Warrant, the IPO Warrant and the shares of Republic common stock underlying these securities are not registered under the Securities Act of 1933; however, we have certain demand and piggyback registration rights relating to the underlying shares of Republic common stock.

OTHER
Our equity interest in SkyWest, Inc., the parent company of SkyWest Airlines, was classified as an available-for-sale equity security under SFAS 115. During 2001, we sold our equity interest in SkyWest, Inc. for $125 million and recorded a pretax gain of $111 million. We recorded this gain in our 2001 Consolidated Statement of Operations in gain (loss) from sale of investments, net.

During 2001, we also sold our remaining equity interest in Equant, N.V. (Equant), an international data services company, recognizing a pretax gain of $11 million. We recorded this gain in our 2001 Consolidated Statement of Operations in gain (loss) from sale of investments, net.

Note 3. Risk Management
AIRCRAFT FUEL PRICE RISK
Our results of operations can be significantly impacted by changes in the price of aircraft fuel. To manage this risk, we periodically purchase options and other similar non-leveraged derivative instruments and enter into forward contracts for the purchase of fuel. These contracts may have maturities of up to 36 months. We may hedge up to 80% of our expected fuel requirements on a 12-month rolling basis. See Note 4 for additional information about our fuel hedge contracts. We do not enter into fuel hedge contracts for speculative purposes.

INTEREST RATE RISK
Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations and cash portfolio. Market risk associated with our long-term debt relates to the potential change in fair value resulting from a change in interest rates as well as the potential increase in interest we would pay on variable rate debt. At December 31, 2002 and 2001, approximately 26% and 25%, respectively, of our total debt was variable rate debt. Market risk associated with our cash portfolio relates to the potential change in our earnings resulting from a decrease in interest rates.

From time to time, we may enter into interest rate swap agreements, provided that the notional amount of these transactions does not exceed 50% of our long-term debt. See Note 4 for additional information about our interest rate swap agreements. We do not enter into interest rate swap agreements for speculative purposes.

FOREIGN CURRENCY EXCHANGE RISK
We are subject to foreign currency exchange risk because we have revenues and expenses denominated in foreign currencies, primarily the euro, the British pound and the Canadian dollar. To manage exchange rate risk, we net foreign currency revenues and expenses, to the extent practicable. From time to time, we may also enter into foreign currency options and forward contracts with maturities of up to 12 months. We did not have any foreign currency hedge contracts at December 31, 2002. The fair value of our foreign currency hedge contracts was not material at December 31, 2001. We do not enter into foreign currency hedge contracts for speculative purposes.

CREDIT RISK
To manage credit risk associated with our aircraft fuel price, interest rate and foreign currency exchange risk management programs, we select counterparties based on their credit ratings and limit our exposure to any one counterparty under defined guidelines. We also monitor the market position of these programs and our relative market position with each counterparty. The credit exposure related to these programs was not significant at December 31, 2002 and 2001.

Our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services to customers. The majority of these sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration. We also have receivables from the sale of mileage credits to partners, such as credit card companies, hotels and car rental agencies, that participate in our SkyMiles program. We believe that the credit risk associated with these receivables is minimal and that the allowance for uncollectible accounts that we have provided is sufficient.

SELF-INSURANCE RISK
We self-insure a portion of our losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using independent actuarial reviews based on standard industry practices and our actual experience. A portion of our projected workers' compensation liability is secured with restricted cash collateral (see Note 1).

Note 4. Derivative Instruments
On July 1, 2000, we adopted SFAS 133, as amended. SFAS 133 requires us to record all derivative instruments on our Consolidated Balance Sheets at fair value and to recognize certain non-cash changes in these fair values in our Consolidated Statements of Operations. SFAS 133 impacts the accounting for our fuel hedging program, our interest rate hedging program and our holdings of equity warrants and other similar rights in certain companies.

The impact of SFAS 133 on our Consolidated Statements of Operations is summarized as follows:

                                                                                      Income (Expense)
                                                                ------------------------------------------------------------
                                                                  FOR THE         For the       For the Six
                                                                YEAR ENDED       Year Ended     Months Ended     Cumulative
                                                                DECEMBER 31,    December 31,    December 31,       Effect
(in millions)                                                       2002            2001             2000       July 1, 2000
-------------                                                   ------------    ------------    ------------    ------------
Write-off of fuel hedge contract premiums                          $   --          $   --           $    --       $  (143)
Change in time value of fuel hedge contracts                          (23)             (1)                7            --
Ineffective portion of fuel hedge contracts                            13              (3)               (2)           16
Fair value adjustment of equity rights                                (29)             72              (164)          (37)
                                                                   ------          ------           -------       -------
Fair value adjustments of SFAS 133 derivatives, pretax                (39)             68              (159)         (164)
                                                                   ------          ------           -------       -------
Total, net of tax                                                  $  (25)         $   41            S  (97)      $  (100)
                                                                   ======          ======           =======       =======

FUEL HEDGING PROGRAM
Because there is not a readily available market for derivatives in aircraft fuel, we use heating and crude oil derivative contracts to manage our exposure to changes in aircraft fuel prices. Changes in the fair value of these contracts (fuel hedge contracts) are highly effective at offsetting changes in aircraft fuel prices.

At December 31, 2002, our fuel hedge contracts had an estimated short-term fair value of $68 million and an estimated long-term fair value of $5 million, with unrealized gains of $29 million, net of tax, recorded in accumulated other comprehensive income (loss). At December 31, 2001, our fuel hedge contracts had an estimated short-term fair value of $55 million and an estimated long-term fair value of $9 million, with unrealized gains of $25 million, net of tax, recorded in accumulated other comprehensive income (loss). See Note 1 for information about our accounting policy for fuel hedge contracts.

INTEREST RATE HEDGING PROGRAM
To manage our interest rate exposure, in July 2002, we entered into two interest rate swap agreements relating to our (1) $300 million principal amount of unsecured Series C Medium Term Notes due March 15, 2004, which pay interest at a fixed rate of 6.65% per year and (2) $500 million principal amount of unsecured Notes due December 15, 2005, which pay interest at a fixed rate of 7.70% per year.

Under the first interest rate swap agreement, we are paying the London InterBank Offered Rate (LIBOR) plus a margin per year and receiving 6.65% per year on a notional amount of $300 million until March 15, 2004. Under the second agreement, we are paying LIBOR plus a margin per year and receiving 7.70% per year on a notional amount of $500 million until December 15, 2005.

At December 31, 2002, our interest rate swap agreements had an estimated long-term fair value of $21 million which was recorded in other noncurrent assets on our Consolidated Balance Sheets. In accordance with fair value hedge accounting, we also recorded a $21 million increase to the carrying value of our long-term debt. We did not have any interest rate swap agreements outstanding at December 31, 2001. See Note 1 for information about our accounting policy for interest rate swap agreements.

EQUITY WARRANTS AND OTHER SIMILAR RIGHTS
We own equity warrants and other similar rights in certain companies, primarily Republic and priceline. The total fair value of these rights at December 31, 2002 and 2001, was $14 million and $48 million, respectively. See Notes 1 and 2 for information about our accounting policy for these rights and the significant rights that we own, respectively.

Note 5. Goodwill and Intangible Assets
On January 1, 2002, we adopted SFAS 142, which requires that we discontinue the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, we now apply a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets. See Note 1 for information about our accounting policy for the impairment tests of goodwill and other intangible assets.

The adoption of SFAS 142 decreased our operating expenses on our Consolidated Statements of Operations by approximately $60 million, net of tax, for the year ended December 31, 2002, due to the discontinuance of amortization of goodwill and indefinite-lived intangible assets. The following table reconciles our reported net income (loss) and earnings (loss) per share to adjusted net income
(loss) and earnings (loss) per share as if the non-amortization provisions of SFAS 142 had been applied to prior year periods:

                                                                                                  For the Years Ended December 31,
                                                                                              --------------------------------------
(in millions, except per share data)                                                             2002           2001         2000
------------------------------------                                                          ---------      ---------     ---------

Net income (loss) before cumulative effect of change in accounting principle                  $  (1,272)     $  (1,216)     $   928
Net income (loss)                                                                             $  (1,272)     $  (1,216)     $   828
                                                                                              ---------      ---------      -------
Add back: goodwill and international route amortization, net of tax                                  --             60          60
                                                                                              ---------      ---------      -------
Adjusted net income (loss) before cumulative effect of change in accounting principle         $  (1,272)     $  (1,156)     $   988
Adjusted net income (loss)                                                                    $  (1,272)     $  (1,156)     $   888
                                                                                              ---------      ---------      -------
BASIC EARNINGS PER SHARE:
Net income (loss) before cumulative effect of change in accounting principle                  $  (10.44)     $   (9.99)     $  7.39
Net income (loss)                                                                             $  (10.44)     $   (9.99)     $  6.58
                                                                                              ---------      ---------      -------
Add back: goodwill and international route amortization, net of tax                                  --           0.49         0.49
                                                                                              ---------      ---------      -------
Adjusted net income (loss) before cumulative effect of change in accounting principle         $  (10.44)     $   (9.50)     $  7.88
Adjusted net income (loss)                                                                    $  (10.44)     $   (9.50)     $  7.07
                                                                                              ---------      ---------      -------
DILUTED EARNINGS PER SHARE:
Net income (loss) before cumulative effect of change in accounting principle                  $  (10.44)     $   (9.99)     $  7.05
Net income (loss)                                                                             $  (10.44)     $   (9.99)     $  6.28
                                                                                              ---------      ---------      -------
Add back: goodwill and international route amortization, net of tax                                  --           0.49         0.46
                                                                                              ---------      ---------      -------
Adjusted net income (loss) before cumulative effect of change in accounting principle         $  (10.44)     $   (9.50)     $  7.51
Adjusted net income (loss)                                                                    $  (10.44)     $   (9.50)     $  6.74
                                                                                              ---------      ---------      -------

During the March 2002 quarter, we completed the required initial test of potential impairment of indefinite-lived intangible assets, other than goodwill; that test indicated no impairment at the date of adoption of SFAS 142. The following table presents information about our intangible assets, other than goodwill, at December 31, 2002 and 2001:

                                                            2002                               2001
                                              -------------------------------     -------------------------------
                                              GROSS CARRYING     ACCUMULATED      Gross Carrying     Accumulated
(in millions)                                     AMOUNT         AMORTIZATION         Amount         Amortization
-------------                                 --------------     ------------     --------------     ------------
Amortized intangible assets:
    Leasehold and operating rights                 $  125           $  (86)           $  113           $  (81)
    Other                                               3               (1)                2               (1)
                                                   ------           ------            ------           ------
Total                                              $  128           $  (87)           $  115           $  (82)
                                                   ======           ======            ======           ======

                                                                 NET CARRYING                        Net Carrying
                                                                    AMOUNT                              Amount
                                                                 ------------                        ------------
Unamortized intangible assets:
    International routes                                            $ 60                                 $ 60
    Other                                                              1                                    1
                                                                    ----                                 ----
Total                                                               $ 61                                 $ 61
                                                                    ====                                 ====

During the June 2002 quarter, we completed our transitional goodwill impairment test, which indicated no impairment at the date of adoption of SFAS 142. At December 31, 2002, we performed the required annual impairment test of our goodwill and indefinite-lived intangible assets, which also indicated no impairment.

Note 6. Debt

The following table summarizes our debt at December 31, 2002 and 2001:

(dollars in millions)                                                                                2002               2001
                                                                                                    -------            ------
SECURED(1)
Series 2000-1 Enhanced Equipment Trust Certificates
  7.38% Class A-1 due in installments from 2003 to May 18, 2010                                     $   274            $  308
  7.57% Class A-2 due November 18, 2010                                                                 738               738
  7.92% Class B due November 18, 2010                                                                   182               182
  7.78% Class C due November 18, 2005                                                                   239               239
  9.11% Class D due November 18, 2005                                                                   176                --
                                                                                                    -------            ------
                                                                                                      1,609             1,467
                                                                                                    -------            ------
Series 2001-1 Enhanced Equipment Trust Certificates
  6.62% Class A-1 due in installments from 2003 to March 18, 2011                                       262               300
  7.11% Class A-2 due September 18, 2011                                                                571               571
  7.71% Class B due September 18, 2011                                                                  207               207
  7.30% Class C due September 18, 2006                                                                  170               170
  6.95% Class D due September 18, 2006                                                                  150               150
                                                                                                    -------            ------
                                                                                                      1,360             1,398
                                                                                                    -------            ------
Series 2001-2 Enhanced Equipment Trust Certificates
  3.11% Class A due in installments from 2003 to December 18, 2011(2)                                   423               449
  4.31% Class B due in installments from 2003 to December 18, 2011(2)                                   254               282
  5.66% Class C due in installments from 2005 to December 18, 2011(2)                                    80                --
                                                                                                    -------            ------
                                                                                                        757               731
                                                                                                    -------            ------
Series 2002-1 Enhanced Equipment Trust Certificates
  6.72% Class G-1 due in installments from 2003 to January 2, 2023                                      587                --
  6.42% Class G-2 due July 2, 2012                                                                      370                --
  7.78% Class C due in installments from 2003 to January 2, 2012                                        169                --
                                                                                                    -------            ------
                                                                                                      1,126                --
                                                                                                    -------            ------
1.9%-5.9% Other aircraft financings due in installments from 2003 to June 19, 2019(2)                 1,555               506
                                                                                                    -------            ------
  Total secured debt                                                                                  6,407             4,102
                                                                                                    -------            ------
UNSECURED
1997 Bank Credit Agreement, paid in full and terminated on May 1, 2002                                   --               625
Massachusetts Port Authority Special Facilities Revenue Bonds
  5.0-5.5% Series 2001A due in installments from 2012 to 2027                                           338               338
  1.3%(2) Series 2001B due in installments from 2027 to January 1, 2031                                  80                80
  1.4%(2) Series 2001C due in installments from 2027 to January 1, 2031                                  80                80
8.10% Series C Guaranteed Serial ESOP Notes, due in installments from 2003 to 2009                       92               290
6.65% Medium-Term Notes, Series C, due March 15, 2004                                                   300               300
7.7% Notes due December 15, 2005                                                                        500               500
7.9% Notes due December 15, 2009                                                                        499               499
9.75% Debentures due May 15, 2021                                                                       106               106
Development Authority of Clayton County, loan agreement,
  3.2%(2)Series 2000A due June 1, 2029                                                                   65                65
  3.3%(2)Series 2000B due May 1, 2035                                                                   116               116
  3.3%(2) Series 2000C due May 1, 2033                                                                  120               120
8.3% Notes due December 15, 2029                                                                        925               925
8.125% Notes due July 1, 2039(3)                                                                        538               538
5.3% to 10.375% Other unsecured debt due 2003 to 2033                                                   574               620
                                                                                                    -------            ------
  Total unsecured debt                                                                                4,333             5,202
                                                                                                    -------            ------
Total debt                                                                                           10,740             9,304
                                                                                                    -------            ------
Less: current maturities                                                                                666             1,025
                                                                                                    -------            ------
  Total long-term debt                                                                              $10,074            $8,279
                                                                                                    =======            ======

(1) Our secured debt is secured by first mortgage liens on a total of 249 aircraft (69 B-737-800, 32 B-757-200, two B-767-300, 28 B-767-300ER,
         six B-767-400, four B-777-200, 93 CRJ-100/200, 11 EMB-120 and four
         ATR-72) delivered new to us from March 1992 through December 2002. These aircraft had an aggregate net book value of approximately $7.0 billion at December 31, 2002.

(2) Our variable interest rate long-term debt is shown using interest rates in effect at December 31, 2002.

(3) The 8.125% Notes due 2039 are redeemable by us, in whole or in part, at par on or after July 1, 2004.

Notes to the Consolidated Financial Statements

The fair value of our total debt was $9.5 billion and $8.9 billion at December 31, 2002 and 2001, respectively.

FUTURE MATURITIES

The following table summarizes the scheduled maturities of our debt at December 31, 2002, for the next five years and thereafter:

Years Ending December 31,         Principal
(in millions)                      Amount
                                  ---------
2003                               $   666
2004                                   623
2005                                 1,203
2006                                   602
2007                                   285
After 2007                           7,361
                                   -------
Total                              $10,740
                                   =======

BOSTON AIRPORT TERMINAL PROJECT

During 2001, we entered into lease and financing agreements with the Massachusetts Port Authority (Massport) for the redevelopment and expansion of Terminal A at Boston's Logan International Airport. The completion of this project will enable us to consolidate all of our domestic operations at that airport into one location. Construction began in the June 2002 quarter and is expected to be completed during 2005. Project costs will be funded with $498 million in proceeds from Special Facilities Revenue Bonds issued by Massport on August 16, 2001. We agreed to pay the debt service on the bonds under a long-term lease agreement with Massport and issued a guarantee to the bond trustee covering the payment of the debt service on the bonds. For additional information about these bonds, see "Massachusetts Port Authority Special Facilities Revenue Bonds" on the table on page 43. Because we have issued a guarantee of the debt service on the bonds, we have included the bonds, as well as the related bond proceeds, on our Consolidated Balance Sheets. The bonds are reflected in noncurrent liabilities and the related proceeds, which are held in trust, are reflected as restricted investments in other assets on our Consolidated Balance Sheets.

LETTER OF CREDIT ENHANCED MUNICIPAL BONDS

In June 2000, the Development Authority of Clayton County (Development Authority) issued $301 million principal amount of bonds in three series with scheduled maturities between 2029 and 2035. The proceeds of this sale were used to refund bonds that had been issued to finance certain of our facilities at Hartsfield Atlanta International Airport. The new bonds are secured by the Development Authority's pledge of revenues derived by the Development Authority under related loan agreements between us and the Development Authority. The Development Authority bonds currently bear interest at a variable rate which is determined weekly. The bonds may be tendered for purchase by their holders on seven days notice. Subject to certain conditions, tendered bonds will be remarketed at then prevailing interest rates.

Principal and interest on the bonds, and the payment of the purchase price of bonds tendered for purchase, are presently paid under three irrevocable, direct-pay letters of credit totaling $305 million issued by Commerzbank AG under a Reimbursement Agreement between us and a group of banks (Reimbursement Agreement).

There are also outstanding under the Reimbursement Agreement irrevocable direct-pay letters of credit totaling $104 million relating to $102 million principal amount of bonds issued by other municipalities to build certain airport facilities leased to us. These bonds currently bear interest at a variable rate, which is determined weekly, and may be tendered for purchase by their holders on seven days notice. We pay the debt service on these bonds under long-term lease agreements (see Note 7). The related letters of credit are similar to the letters of credit relating to the Development Authority bonds.

In October 2002, we and the banks that are parties to the Reimbursement Agreement amended that agreement to eliminate covenants that limited our secured debt and debt-to-equity ratio. We took this action to increase our financial flexibility and because we believed we would not be in compliance with the debt-to-equity covenant at December 31, 2002, due to the combined effect of (1) the anticipated need to record at December 31, 2002, a substantial non-cash charge to equity relating to our defined benefit pension plans (see Note 11); (2) our increased debt levels; and (3) our continuing losses since 2001. In consideration for these changes, we:

- Agreed to comply with a new cash maintenance covenant that was added to the Reimbursement Agreement. See the Covenants and Change in Control Provisions section below.

- Agreed that the Reimbursement Agreement and the letters of credit issued thereunder would terminate on June 8, 2003. These letters of credit were originally scheduled to expire between June 8, 2003 and December 4, 2003.

- Terminated in October 2002 a reimbursement agreement with Bayerische Hypo-Und Vereinsbank AG and a group of banks (HVB Agreement) and the related letter of credit that supported our obligations with respect to the Series C Guaranteed Serial ESOP Notes (ESOP Notes). Several of the banks that are parties to the Reimbursement Agreement also participated in the HVB Agreement. The HVB Agreement was originally scheduled to expire on May 19, 2003. See the ESOP Notes section below.

The Reimbursement Agreement generally provides that, if there is a drawing under a letter of credit to purchase bonds that have been tendered, we may convert our repayment obligation to a loan that becomes due and payable on the earlier of
(1) the date the related bonds are remarketed or (2) June 8, 2003.

Unless the letters of credit issued under the Reimbursement Agreement are extended in a timely manner, we will be required to purchase on June 3, 2003, five days prior to the expiration of the letters of credit, the related $403 million principal amount of tax-exempt municipal bonds. In these circumstances, we could seek, but there is no assurance we would be able, to (1) sell the bonds without a letter of credit enhancement at then prevailing fixed interest rates or (2) replace the expiring letters of credit with a new letter of credit from an alternate credit provider and remarket the related bonds.

ESOP NOTES

We guarantee the ESOP Notes issued by the Delta Family-Care Savings Plan. The holders of the ESOP Notes were entitled to the benefits of an unconditional, direct-pay letter of credit issued under the HVB Agreement. Required payments of principal, interest and make-whole premium amounts on the ESOP Notes were paid under the letter of credit. As part of the amendment to the Reimbursement Agreement discussed above, we terminated the HVB Agreement on October 21, 2002.

To effect the termination of the HVB Agreement, on September 30, 2002, we provided the required advance notice of our decision to terminate early the letter of credit issued under that agreement. As a result of this action, each holder of the ESOP Notes had the right to require us to purchase its ESOP Notes before the termination of the letter of credit. Some, but not all, of the holders of the ESOP Notes exercised this right. On October 15, 2002, we purchased ESOP Notes for $215 million, covering $169 million principal amount of ESOP Notes, $4 million of accrued interest and $42 million of make-whole premium. The $42 million loss recognized for the make-whole premium related to this extinguishment of debt was recorded in other income (expense) on our Consolidated Statements of Operations.

As a result of the termination of the letter of credit issued under the HVB Agreement, the holders of the remaining $92 million principal amount of ESOP Notes that we did not purchase on October 15, 2002, had the right to tender their ESOP Notes for purchase by January 26, 2003. Some, but not all, of the remaining holders of the ESOP Notes exercised this right. On January 26, 2003, we incurred an obligation to purchase on February 25, 2003, ESOP Notes for $74 million, covering $57 million principal amount of ESOP Notes, $3 million of accrued interest and $14 million of make-whole premium. The $14 million loss recognized for the make-whole premium related to this extinguishment of debt will be recorded during the March 2003 quarter in other income (expense) on our Consolidated Statements of Operations. Subsequent to our purchase of these ESOP Notes, $35 million principal amount of ESOP Notes is held by third parties.

Notes to the Consolidated Financial Statements

COVENANTS AND CHANGE IN CONTROL PROVISIONS

The Reimbursement Agreement, as amended, contains covenants that (1) require us to maintain a minimum of $1 billion of unrestricted cash, cash equivalents and short-term investments at the end of each month; (2) limit the amount of current debt and convertible subordinated debt that we may have outstanding; and (3) limit our annual flight equipment rental expense. It also provides that, upon the occurrence of a change in control of Delta, we shall, at the request of the banks, deposit cash collateral with the banks in an amount equal to all letters of credit outstanding and other amounts we owe under the Reimbursement Agreement.

As is customary in the airline industry, our aircraft lease and financing agreements require that we maintain certain levels of insurance coverage. We were in compliance with all of the covenants and requirements discussed above at December 31, 2002 and 2001.

OTHER FINANCING ARRANGEMENTS

On December 12, 2001, we entered into an agreement under which we were able to borrow, prior to July 1, 2002, up to $935 million on a secured basis. Upon completion of the Series 2002-1 enhanced equipment trust certificates financing on April 30, 2002, this facility terminated. No borrowings were outstanding under this facility during its term.

On December 28, 2001, we entered into a credit facility with certain banks under which, as amended, we may borrow up to $500 million on a secured basis until August 21, 2003, subject to certain conditions. The banks' lending commitment under this facility is reduced, however, to the extent we receive net cash proceeds from the issuance of certain financings. The interest rate under this facility is, at our option, LIBOR or a specified base rate plus a margin that varies depending on the period during which borrowings are outstanding. Any borrowings under this facility will be secured by certain aircraft owned by us. At December 31, 2002 and 2001, no borrowings were outstanding under this facility.

On January 31, 2002, we entered into a facility under which we were able to borrow up to approximately $350 million secured by certain regional jet aircraft which we purchased for cash. This facility was scheduled to expire on February 1, 2003, except that amounts borrowed prior to that date were due between 366 days and 18 months after the date of borrowing. In December 2002, we utilized as security for longer-term financings all of the regional jet aircraft that served as collateral under this facility. As a result, we terminated this facility on December 19, 2002. No borrowings were outstanding under this facility on that date.

Also on January 31, 2002, we entered into a facility to finance, on a secured basis at the time of acquisition, certain future deliveries of regional jet aircraft. At December 31, 2002, the total borrowings available to us under this facility, as amended, were $197 million, of which $31 million was outstanding. Borrowings under this facility (1) are due between 366 days and 18 months after the date of borrowing (subject to earlier repayment if certain longer-term financing is obtained for these aircraft) and (2) bear interest at LIBOR plus a margin.

We have available to us long-term, secured financing commitments from a third party that we may elect to use for a substantial portion of the commitments for regional jet aircraft to be delivered to ASA and Comair through 2004 (see Note
9). Any borrowings under these commitments would be at a fixed interest rate determined by reference to 10-year U.S. Treasury Notes and would have various repayment dates.

Note 7. Lease Obligations

We lease aircraft, airport terminal and maintenance facilities, ticket offices and other property and equipment. Rental expense for operating leases, which is recorded on a straight-line basis over the life of the lease, totaled
$1.3 billion for each year ended December 31, 2002, 2001 and 2000. Amounts due under capital leases are recorded as liabilities. Our interest in assets acquired under capital leases is recorded as property and equipment on our Consolidated Balance Sheets. Amortization of assets recorded under capital leases is included in depreciation and amortization expense on our Consolidated Statements of Operations. Our leases do not include residual value guarantees.

The following table summarizes, as of December 31, 2002, our minimum rental commitments under capital leases and noncancelable operating leases with initial or remaining terms in excess of one year:

Years Ending December 31,                                            Capital         Operating
(in millions)                                                        Leases           Leases
                                                                     -------         ---------
2003                                                                  $ 40            $ 1,277
2004                                                                    31              1,203
2005                                                                    24              1,176
2006                                                                    16              1,128
2007                                                                    15              1,042
After 2007                                                              46              6,918
                                                                      ----            -------
Total minimum lease payments                                           172            $12,744
Less: lease payments that represent interest                            45            -------
                                                                      ----
Present value of future minimum capital lease payments                 127
Less: current obligations under capital leases                          27
                                                                      ----
Long-term capital lease obligations                                   $100
                                                                      ====

The total minimum rental commitments under operating leases in the table above do not include approximately $144 million in future minimum lease payments which we expect to receive under noncancelable subleases.

As of December 31, 2002, we operated 313 aircraft under operating leases and 45 aircraft under capital leases. These leases have remaining terms ranging from one month to 15 years.

Certain municipalities have issued special facilities revenue bonds to build or improve airport and maintenance facilities leased to us. The facility lease agreements require us to make rental payments sufficient to pay principal and interest on the bonds. The above table includes $1.8 billion of operating lease rental commitments for such payments.

Note 8. Sale of Receivables

We are party to an agreement, as amended, under which we sell a defined pool of our accounts receivable, on a revolving basis, through a special-purpose, wholly owned subsidiary, which then sells an undivided interest in the defined pool of accounts receivable to a third party. In accordance with SFAS 140, this subsidiary is not consolidated in our Consolidated Financial Statements. We retain servicing and record-keeping responsibilities for the receivables sold, the fair value of which is not material at December 31, 2002 and 2001.

In exchange for the sale of receivables, we receive (1) cash up to a maximum of $250 million from the subsidiary's sale of an undivided interest in the pool of receivables to the third party and (2) a subordinated promissory note from the subsidiary, less certain program fees. Proceeds from new securitizations under this agreement were approximately $38 million for the year ended December 31, 2002, which are recorded as cash flows from operations on our Consolidated Statements of Cash Flows. The amount of the promissory note fluctuates because it represents the portion of the purchase price payable for the volume of receivables sold. The principal amount of the promissory note was $67 million and $144 million at December 31, 2002 and 2001, respectively, and is included in accounts receivable on our Consolidated Balance Sheets. Additionally, our investment in the subsidiary, which represents our funding of the entity, totaled $117 million at December 31, 2002, and is recorded in investments in associated companies on our Consolidated Balance Sheets.

Notes to the Consolidated Financial Statements

The program fees related to this agreement are paid to the third party based on the amounts invested by the third party. These fees were $4 million, $14 million and $22 million for the years ended December 31, 2002, 2001 and 2000, respectively, and are recorded in miscellaneous income (expense), net included in other income (expense) on our Consolidated Statements of Operations.

This agreement, as amended during the June 2002 quarter, expires on March 31, 2003. However, the third party may terminate this agreement prior to its scheduled termination date if our senior unsecured long-term debt is rated either below Ba3 by Moody's or below BB- by Standard & Poor's. If this agreement is terminated under these circumstances or upon expiration, we would be required to repurchase the funded receivables, which totaled $250 million at December 31, 2002. At December 31, 2002, our senior unsecured long-term debt was rated Ba3 by Moody's and BB- by Standard & Poor's. Both Moody's and Standard & Poor's ratings outlook for our long-term debt is negative.

Note 9. Purchase Commitments and Contingencies

AIRCRAFT & ENGINE ORDER COMMITMENTS

Future expenditures for aircraft and engines on firm order as of December 31, 2002 are estimated to be $5.0 billion. The following table shows the timing of these commitments:

Year Ending December 31,
(in billions)                      Amount
                                   ------
2003                                $1.0
2004                                 0.7
2005                                 1.2
2006                                 1.3
2007                                 0.8
After 2007                            --
                                    ----
Total                               $5.0
                                    ====

CONTRACT CARRIER AGREEMENT COMMITMENTS

We have contract carrier agreements with two regional air carriers, Atlantic Coast Airlines (ACA) and SkyWest Airlines, Inc. (SkyWest), which expire in 2010. During the June 2002 quarter, we entered into a contract carrier agreement with a third regional air carrier, Chautauqua Airlines, which expires in 2012. Chautauqua began operations under our Delta Connection program in November 2002.

Under these contract carrier agreements, we schedule certain aircraft that are operated by those airlines using our flight code, sell the seats on those flights and retain the related revenues. We pay those airlines an amount that is based on their cost of operating those flights plus a specified margin. The following table shows the number of aircraft and available seat miles (ASMs) operated for us by the regional air carriers, and our expenses related to the contract carrier agreements for the years ended December 31, 2002, 2001 and 2000:

(in millions, except aircraft)                 2002              2001             2000
                                              ------            ------            ----
Number of aircraft operated(1)                   100                72              23
ASMs(1,2)                                      3,513             1,562             328
Expenses                                      $  561            $  240            $ 89
                                              ------            ------            ----

(1)      These amounts are unaudited.

(2)      These ASMs are not included in our ASMs on pages 11 and 68.

We expect to incur approximately $780 million in expenses related to these contract carrier agreements in 2003. We anticipate that the number of aircraft operated for us by these regional air carriers will increase to 136 by December 31, 2003, including the 12 additional Chautauqua aircraft discussed in Note 22. See Note 1 for information about our accounting policy for revenues and expenses related to our contract carrier agreements.

We may terminate the ACA and SkyWest agreements without cause at any time by giving the airlines certain advance notice. If we terminate the ACA agreement in this manner, ACA has the right to (1) assign to us leased aircraft that it operates for us, provided we are able to continue the leases on the same financial terms ACA had prior to the assignment, and (2) require us to purchase, at fair value, aircraft that ACA operates for us and owns at the time of the termination. If we terminate the SkyWest agreement in this manner, SkyWest has the right to assign to us leased regional jet aircraft that it operates for us, provided we are able to continue the leases on the same terms SkyWest had prior to the assignment.

We may not terminate the Chautauqua agreement without cause during the approximately first five years of its term. After that period, we may terminate this agreement without cause at any time. If we terminate the Chautauqua agreement in this manner, Chautauqua has the right to (1) assign to us leased aircraft that it operates for us, provided we are able to continue the leases on the same terms Chautauqua had prior to the assignment, and (2) require us to purchase or sublease any of the aircraft that it owns and operates for us. If we are required to purchase aircraft owned by Chautauqua, the purchase price would be equal to the amount necessary (1) to reimburse Chautauqua for the equity it provided to purchase the aircraft and (2) to repay in full any debt outstanding at such time that is not being assumed in connection with such purchase. If we are required to sublease aircraft owned by Chautauqua, the sublease would have
(1) a rate equal to the debt payments of Chautauqua for the debt financing of the aircraft calculated as if 90% of the aircraft was debt financed by Chautauqua and (2) specified other terms and conditions.

We estimate that the total fair value of the aircraft that all three regional air carriers could assign to us or require that we purchase is approximately $1.5 billion.

LEGAL CONTINGENCIES

We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We cannot reasonably estimate the potential loss for certain legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify damages being sought. Although the ultimate outcome of our legal proceedings cannot be predicted with certainty, we believe that the resolution of these actions will not have a material adverse effect on our Consolidated Financial Statements.

OTHER CONTINGENCIES

REGIONAL AIRPORTS IMPROVEMENT CORPORATION (RAIC)

In 1996, the RAIC refinanced $88 million in Facilities Sublease Revenue Bonds which had been initially issued in 1985 for the construction of certain airport terminal facilities at Los Angeles International Airport for Western Airlines (Western) prior to our merger with them. We are obligated under a facilities sublease with the RAIC to pay the trustee rent in an amount sufficient to pay the debt service on the bonds. When the bonds were refinanced in 1996, we also provided a guarantee to the bond trustee covering the payment of the debt service on the bonds substantially similar to the guarantee provided by Western in 1985. In November 2002, the City of Los Angeles (City) deposited in escrow with the bond trustee approximately $38 million as prepayment of an ongoing rental credit for certain City areas within the terminal facilities constructed and financed with the bonds. Subsequent to December 31, 2002, these escrow funds were used to purchase, at a discount in the open market, and retire approximately $41 million principal amount of the bonds.

GENERAL INDEMNIFICATIONS

We are the lessee under many real estate leases. It is common in these commercial lease transactions for us, as the lessee, to agree to indemnify the lessor and other related third parties for tort, environmental and other liabilities that arise out of or relate to our use or occupancy of the leased premises. Typically, this type of indemnity would make us responsible to indemnified parties for liabilities arising out of the conduct of, among others, contractors, licensees and invitees at or in connection with the use or occupancy of the leased premises. Often, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct.

Our aircraft and other equipment lease and financing agreements typically contain provisions requiring us, as the lessee or obligor, to indemnify the other parties to those agreements, including certain related parties, against virtually any liabilities that might arise from the condition, use or operation of the aircraft or such other equipment.

Notes to the Consolidated Financial Statements

We believe that our insurance coverage would cover most, but not all, of such liabilities and related indemnities associated with the types of lease and financing agreements described above, including real estate leases.

Certain of our aircraft and other financing transactions also often include provisions which require us to make payments to the lenders to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. lenders to withholding taxes.

We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above.

EMPLOYEES UNDER COLLECTIVE BARGAINING AGREEMENTS

At December 31, 2002, Delta, ASA and Comair had a total of approximately 75,100 full-time equivalent employees. Approximately 18% of these employees, including all of our pilots, are represented by labor unions. Approximately 3% of our total full-time equivalent employees are covered under collective bargaining agreements that are either in negotiations or will become amendable by December 31, 2003. ASA is currently in collective bargaining negotiations with the Air Line Pilots Association, International, which represents ASA's approximately 1,520 pilots. This contract became amendable in September 2002. The outcome of these collective bargaining negotiations cannot presently be determined. In addition, ASA's contract with the Association of Flight Attendants, which represents ASA's approximately 775 flight attendants, becomes amendable in September 2003.

Note 10. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. See Note 1 for information about our accounting policy for income taxes. At December 31, 2002, we had $349 million of federal alternative minimum tax (AMT) credit carryforward, which does not expire. We also had federal and state pretax net operating loss carryforwards of approximately $3.3 billion at December 31, 2002, substantially all of which will not expire until 2022. The following table shows significant components of our deferred tax assets and liabilities at December 31, 2002 and 2001:

(in millions)                                                      2002                2001
                                                                  -------             -------
DEFERRED TAX ASSETS:
Net operating loss carryforwards                                  $ 1,256             $   911
Additional minimum pension liability (see Note 14)                    972                  --
Postretirement benefits                                               909               1,025
Other employee benefits                                               404                 254
AMT credit carryforward                                               349                  23
Gains on sale and leaseback transactions, net                         217                 239
Rent expense                                                          215                 220
Other                                                                 508                 455
Valuation allowance                                                   (16)                (16)
                                                                  -------             -------
Total deferred tax assets                                         $ 4,814             $ 3,111
                                                                  =======             =======

DEFERRED TAX LIABILITIES:
Depreciation and amortization                                     $ 3,639             $ 2,696
Other                                                                 332                 362
                                                                  -------             -------
Total deferred tax liabilities                                    $ 3,971             $ 3,058
                                                                  =======             =======

The following table shows the current and noncurrent deferred tax assets (liabilities) recorded on our Consolidated Balance Sheets at December 31, 2002 and 2001:

(in millions)                                                    2002            2001
                                                                 ----            -----
Current deferred tax assets, net                                 $668            $ 518
Noncurrent deferred tax assets (liabilities), net                 175             (465)
                                                                 ----            -----
Total deferred tax assets, net                                   $843            $  53
                                                                 ====            =====

Based on the actions we have taken and will continue to take to improve financial performance and other relevant factors, we believe that it is more likely than not that our net deferred tax assets recorded at December 31, 2002, will be fully realized.

Our income tax benefit (provision) for the years ended December 31, 2002, 2001 and 2000 consisted of:

(in millions)                                                             2002            2001            2000
                                                                          ----            ----            -----
Current tax benefit (provision)                                           $319            $ --            $(230)
Deferred tax benefit (provision)                                           407             644             (396)
Tax benefit of dividends on allocated Series B ESOP Convertible
  Preferred Stock                                                            4               4                5
                                                                          ----            ----            -----
Income tax benefit (provision)                                            $730            $648            $(621)
                                                                          ====            ====            =====

The following table presents the principal reasons for the difference between our effective income tax rate and the U.S. federal statutory income tax rate for the years ended December 31, 2002, 2001 and 2000:

                                                         2002               2001               2000
                                                         -----              -----              ----
U.S. federal statutory income tax rate                   (35.0)%            (35.0)%            35.0%
State taxes, net of federal income tax effect             (2.4)              (2.6)              3.4
Meals and entertainment                                    0.7                1.0               1.1
Amortization                                                --                1.0               1.0
Municipal bond interest                                     --               (0.1)             (0.2)
Increase in valuation allowance                             --                0.8                --
Other, net                                                 0.2                0.1              (0.2)
                                                         -----              -----              ----
Effective income tax rate                                (36.5)%            (34.8)%            40.1%
                                                         =====              =====              ====

Note 11. Employee Benefit Plans

We sponsor qualified and non-qualified defined benefit pension plans, defined contribution pension plans, healthcare plans, and disability and survivorship plans for eligible employees and retirees, and their eligible family members. We reserve the right to modify or terminate these plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or the Employee Retirement Income Security Act (ERISA).

DEFINED BENEFIT PENSION PLANS

Our qualified defined benefit pension plans meet or exceed ERISA's minimum funding requirements as of December 31, 2002. Our non-qualified pension plans are funded primarily with current assets.

The following table shows the change in the projected benefit obligation for our defined benefit pension plans for the years ended December 31, 2002 and 2001 (as measured at September 30, 2002 and 2001):

(in millions)                                                   2002                 2001
                                                              --------             --------
Projected benefit obligation at beginning of period           $ 10,657             $  9,263
Service cost                                                       282                  246
Interest cost                                                      825                  763
Actuarial loss                                                     798                  531
Benefits paid                                                     (888)                (623)
Special termination benefits                                        --                  185
Curtailment loss                                                    --                   30
Plan amendments                                                      8                  262
                                                              --------             --------
Projected benefit obligation at end of period                 $ 11,682             $ 10,657
                                                              ========             ========

The special termination benefits and curtailment loss reflected in the table above relate to the workforce reduction programs offered to certain of our employees in 2001. In December 2002, we recorded a $7 million pretax charge for special termination benefits related to the 2002 workforce reduction programs. During the March 2003 quarter, we will record a $47 million pretax charge for the associated cost of curtailing the pension obligations for participants in the 2002 workforce reduction programs.

Notes to the Consolidated Financial Statements

See Note 16 for additional information about our 2002 and 2001 workforce reduction programs.

The following table shows the change in the fair value of our defined benefit pension plan assets for the years ended December 31, 2002 and 2001 (as measured at September 30, 2002 and 2001):

(in millions)                                                2002               2001
                                                            ------             -------
Fair value of plan assets at beginning of period            $8,304             $10,398
Actual loss on plan assets                                    (718)             (1,521)
Employer contributions                                          77                  50
Benefits paid                                                 (888)               (623)
                                                            ------             -------
Fair value of plan assets at end of period                  $6,775             $ 8,304
                                                            ======             =======

The accrued pension cost recognized for these plans on our Consolidated Balance Sheets at December 31, 2002 and 2001 is computed as follows:

(in millions)                                                                                2002                2001
                                                                                            -------             -------
Funded status                                                                               $(4,907)            $(2,353)
Unrecognized net actuarial loss                                                               4,092               1,584
Unrecognized transition obligation                                                               41                  49
Unrecognized prior service cost                                                                 292                 308
Contributions made between the measurement date and year end                                     10                  12
Special termination benefits recognized between the measurement date and year end                (7)                 --
Intangible asset                                                                               (333)                 (7)
Accumulated other comprehensive loss                                                         (2,558)                (12)
                                                                                            -------             -------
Accrued pension cost recognized on the Consolidated Balance Sheets                          $(3,370)            $  (419)
                                                                                            =======             =======

Net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 included the following components:

(in millions)                                        2002                2001              2000
                                                     -----             -------             -----
Service cost                                         $ 282             $   246             $ 250
Interest cost                                          825                 763               686
Expected return on plan assets                        (984)             (1,040)             (924)
Amortization of prior service cost                      24                   5                 4
Recognized net actuarial gain                           (8)                (51)              (22)
Amortization of net transition obligation                8                   4                 2
Settlement costs                                         1                  --                --
Special termination benefits                             7                  --                --
                                                     -----             -------             -----
Net periodic pension cost                            $ 155             $   (73)            $  (4)
                                                     =====             =======             =====

We used the following actuarial assumptions to account for our defined benefit pension plans:

                                                       September 30, 2002     September 30, 2001     September 30, 2000
                                                       ------------------     ------------------     ------------------
Weighted average discount rate                               6.75%                   7.75%                   8.25%
Rate of increase in future compensation levels               2.67%                   4.67%                   5.35%
Expected long-term rate of return on plan assets             9.00%                  10.00%                  10.00%
                                                             ----                   -----                   -----

At December 31, 2002, we recorded a non-cash charge to accumulated other comprehensive income (loss) to recognize a portion of our additional minimum pension liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). SFAS 87 requires that this liability be recognized at year end in an amount equal to the amount by which the accumulated benefit obligation
(ABO) exceeds the fair value of the defined benefit pension plan assets. The additional minimum pension liability was recorded by recognizing an intangible asset to the extent of any unrecognized prior service costs and transition obligation, which totaled $333 million at December 31, 2002. The remaining portion of the additional minimum pension liability totaling $1.6 billion, net of tax, was recorded in accumulated other comprehensive income (loss) on our Consolidated Balance Sheets (see Note 14).

The ABO and the fair value of plan assets for the plans with an ABO in excess of plan assets were $10.1 billion and $6.8 billion, respectively, as of September 30, 2002, and $303 million and zero, respectively, as of September 30, 2001.

DEFINED CONTRIBUTION PENSION PLANS

DELTA PILOTS MONEY PURCHASE PENSION PLAN (MPPP)

We contribute 5% of covered pay to the MPPP for each eligible Delta pilot. The MPPP is related to the Delta Pilots Retirement Plan. The defined benefit pension payable to a pilot is reduced by the actuarial equivalent of the accumulated account balance in the MPPP. During the years ended December 31, 2002, 2001 and 2000, we recognized expense of $71 million, $69 million and $63 million, respectively, for this plan.

DELTA FAMILY-CARE SAVINGS PLAN

Our Savings Plan includes an employee stock ownership plan (ESOP) feature. Eligible employees may contribute a portion of their covered pay to the Savings Plan.

Prior to July 1, 2001, we matched 50% of employee contributions with a maximum employer contribution of 2% of a participant's covered pay for all participants. Effective July 1, 2001, the Savings Plan was amended to provide all eligible Delta pilots with an employer contribution of 3% of their covered pay to replace their former matching contribution. We make our contributions for non-pilots and pilots by allocating Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock), common stock or cash to the Savings Plan. Our contributions, which are recorded as salaries and related costs in the accompanying Consolidated Statements of Operations, totaled $85 million, $83 million and $69 million for the years ended December 31, 2002, 2001 and 2000, respectively.

When we adopted the ESOP in 1989, we sold 6,944,450 shares of ESOP Preferred Stock to the Savings Plan for $500 million. We have recorded unearned compensation equal to the value of the shares of preferred stock not yet allocated to participants' accounts. We reduce the unearned compensation as shares of preferred stock are allocated to participants' accounts. Dividends on unallocated shares of preferred stock are used for debt service on the Savings Plan's ESOP Notes and are not considered dividends for financial reporting purposes. Dividends on allocated shares of preferred stock are credited to participants' accounts and are considered dividends for financial reporting purposes. Only allocated shares of preferred stock are considered outstanding when we compute diluted earnings per share. At December 31, 2002, 3,666,639 shares of ESOP Preferred Stock were allocated to participants' accounts and 2,398,850 shares were held by the ESOP for future allocations.

OTHER PLANS

ASA, Comair and DAL Global Services, Inc., three of our wholly owned subsidiaries, sponsor defined contribution retirement plans for eligible employees. These plans did not have a material impact on our Consolidated Financial Statements in 2002, 2001 and 2000.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Our medical plans provide medical and dental benefits to substantially all Delta retirees and their eligible dependents. Benefits are funded from our general assets on a current basis. Plan benefits are subject to copayments, deductibles and other limits as described in the plans.

The following table shows the change in our accumulated postretirement benefit obligation (APBO) for the years ended December 31, 2002 and 2001 (as measured at September 30, 2002 and 2001):

(in millions)                           2002               2001
                                       ------             ------
APBO at beginning of period            $2,100             $1,780
Service cost                               30                 37
Interest cost                             160                146
Benefits paid                            (154)              (102)
Actuarial loss                            234                163
Plan amendments                            --               (176)
Curtailment loss                           --                 49
Special termination benefits               --                203
                                       ------             ------
APBO at end of period                  $2,370             $2,100
                                       ======             ======

The special termination benefits and curtailment loss reflected in the table above relate to the workforce reduction programs offered to certain of our employees during 2001. In December 2002, we recorded a $44 million pretax charge for special termination benefits related to the 2002 workforce reduction programs. During the March 2003 quarter, we will recorded a $4 million pretax gain for the associated cost of curtailing the future obligations for the participants in these programs. See Note 16 for additional information about our 2002 and 2001 workforce reduction program.

A 1% change in the healthcare cost trend rate used in measuring the APBO at September 30, 2002, would have the following effects:

(in millions)                                                  1% Increase     1% Decrease
                                                               -----------     -----------
Increase (decrease) in total service and interest cost            $ 12            $ (11)
Increase (decrease) in the APBO                                   $108            $(106)
                                                                  ----            -----

The following table shows the calculation of the accrued postretirement benefit cost recognized on our Consolidated Balance Sheets at December 31, 2002 and 2001 (as measured at September 30, 2002 and 2001):

(in millions)                                                                                2002                2001
                                                                                            -------             -------
Funded status                                                                               $(2,370)            $(2,100)
Unrecognized net actuarial loss                                                                 299                 100
Unrecognized prior service cost                                                                (353)               (421)
Special termination benefits recognized between the measurement date and year end               (44)                 --
Contributions made between the measurement date and year end                                     45                  29
                                                                                            -------             -------
Accrued postretirement benefit cost recognized on the Consolidated Balance Sheets           $(2,423)            $(2,392)
                                                                                            =======             =======

Our net periodic postretirement benefit cost for the years ended December 31, 2002, 2001 and 2000, included the following components:

(in millions)                                      2002             2001             2000
                                                   ----             ----             ----
Service cost                                       $ 30             $ 37             $ 37
Interest cost                                       160              146              129
Amortization of prior service cost                  (50)             (39)             (40)
Recognized actuarial loss                             2               --               --
Special termination benefits                         44               --               --
                                                   ----             ----             ----
Net periodic postretirement benefit cost           $186             $144             $126
                                                   ====             ====             ====

We used the following actuarial assumptions to account for our postretirement benefit plans:

                                            September 30, 2002     September 30, 2001     September 30, 2000
                                            ------------------     ------------------     ------------------
Weighted average discount rate                    6.75%                   7.75%                   8.25%
Assumed healthcare cost trend rate(1)            10.00%                   6.25%                   7.00%
                                                 -----                    ----                    ----

(1) The assumed healthcare cost trend rate is assumed to decline gradually to 5.25% by 2007 for noncapped plans and to zero between 2005 and 2007 for capped plans, and remain level thereafter.

POSTEMPLOYMENT BENEFITS

We provide certain other welfare benefits to eligible former or inactive employees after employment but before retirement, primarily as part of the disability and survivorship plans.

Postemployment benefit (expense) income was $(62) million, $23 million and $51 million for the years ended December 31, 2002, 2001 and 2000, respectively. We include the amount funded in excess of the liability in other noncurrent assets on our Consolidated Balance Sheets. Future period expenses will vary based on actual claims experience and the return on plan assets. Gains and losses occur because actual experience differs from assumed experience. These gains and losses are amortized over the average future service period of employees. We also amortize differences in prior service costs resulting from amendments affecting the benefits of retired and inactive employees.

We regularly evaluate ways to better manage employee benefits and control costs. Any changes to the plans or assumptions used to estimate future benefits could have a significant effect on the amount of the reported obligation and future annual expense. During the December 2002 quarter, we announced the implementation of and migration to a cash balance pension plan for non-pilot employees. As a result of the changes to our pension plans and 2002 workforce reductions (see Note 16), we were required to remeasure our pension plan obligations, which will impact our pension expense in 2003.

Note 12. Common and Preferred Stock

STOCK OPTION AND OTHER STOCK-BASED AWARD PLANS

To more closely align the interests of directors, officers and other employees with the interests of our shareowners, we maintain certain plans which provide for the issuance of common stock in connection with the exercise of stock options and for other stock-based awards. Stock options awarded under these plans (1) have an exercise price equal to the fair value of the common stock on the grant date; (2) become exercisable one to five years after the grant date; and (3) generally expire 10 years after the grant date. The following table includes additional information about these plans as of December 31, 2002:

                                                                                                     Shares
                                                       Total Shares         Non-Qualified           Reserved
                                                      Authorized for        Stock Options          for Future
Plan                                                     Issuance              Granted                Grant
                                                      --------------        -------------          ----------
Broad-based employee stock option plans(1)              49,400,000            49,400,000                   --
Delta 2000 Performance Compensation Plan(2)             16,000,000            10,802,850            4,963,183
Non-Employee Directors' Stock Option Plan(3)               250,000               119,245              132,755
Non-Employee Directors' Stock Plan(4)                      500,000                    --              457,272
                                                        ----------            ----------            ---------

(1) In 1996, shareowners approved broad-based pilot and non-pilot stock option plans. Under these two plans, we granted eligible employees non-qualified stock options to purchase a total of 49.4 million shares of common stock in three approximately equal installments on October 30, 1996, 1997 and 1998.

(2) On October 25, 2000, shareowners approved this plan, which authorizes the grant of stock options and a limited number of other stock awards. The plan amends and restates a prior plan which was also approved by shareowners. No awards have been, or will be, granted under the prior plan on or after October 25, 2000. At December 31, 2002, there were
         11.0 million shares of common stock reserved for awards (primarily non-qualified stock options) that were outstanding under the prior plan. The current plan provides that shares reserved for awards under the plans that are forfeited, settled in cash rather than stock or withheld, plus shares tendered to Delta in connection with such awards, may be added back to the shares available for future grants. At December 31, 2002, 1.5 million shares had been added back pursuant to that provision.

(3) On October 22, 1998, the Board of Directors approved this plan. Each non-employee director receives an annual grant of non-qualified stock options. This plan provides that shares reserved for awards that are forfeited may be added back to the shares available for future grants.

(4) In 1995, shareowners approved this plan, which provides that a portion of each non-employee director's compensation for serving as a director will be paid in shares of common stock. It also permits non-employee directors to elect to receive all or a portion of their cash compensation for service as a director in shares of common stock at current market prices.

The following table summarizes all stock option and stock appreciation rights
(SAR) activity for the years ended December 31, 2002, 2001 and 2000:

                                                         2002                       2001                      2000
                                                 --------------------       --------------------       --------------------
                                                             Weighted                   Weighted                   Weighted
                                                              Average                    Average                    Average
                                                             Exercise                   Exercise                   Exercise
(shares in thousands)                            Shares        Price        Shares        Price        Shares        Price
                                                 ------      --------       ------      --------       ------      --------
Outstanding at the beginning of the year         51,537         $48         50,365         $48         47,859         $48
Granted                                           8,478          21          2,358          46          3,914          52
Exercised                                            (9)         27            (76)         34           (725)         41
Forfeited                                        (1,200)         48         (1,110)         53           (683)         53
                                                 ------         ---         ------         ---         ------         ---
Outstanding at the end of the year               58,806          44         51,537          48         50,365          48
                                                 ------         ---         ------         ---         ------         ---
Exercisable at the end of the year               45,996         $48         44,751         $48         46,309         $48
                                                 ======         ===         ======         ===         ======         ===

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

                           Stock Options Outstanding               Stock Options Exercisable
                   ----------------------------------------       ---------------------------
                                   Weighted        Weighted                         Weighted
                      Number        Average         Average         Number          Average
                   Outstanding     Remaining       Exercise       Exercisable       Exercise
Stock Options         (000)       Life (years)      Price            (000)           Price
                   ------------   ------------     --------       -----------       ---------
$9-$20                4,573            10            $11                --            $--
$21-$35              10,756             5            $33             6,960            $34
$36-$50              36,101             5            $49            33,743            $49
$51-$69               7,376             7            $56             5,293            $56
                     ------            --            ---            ------            ---

ESOP PREFERRED STOCK

Each outstanding share of ESOP Preferred Stock pays a cumulative cash dividend of 6% per year, is convertible into 1.7155 shares of common stock at a conversion price of $41.97 per share and has a liquidation price of $72.00, plus accrued and unpaid dividends. The ESOP Preferred Stock generally votes together as a single class with the common stock and has two votes per share. It is redeemable at our option at $72.00 per share plus accrued and unpaid dividends, payable in cash or common stock. We cannot pay cash dividends on common stock until all cumulative dividends on the ESOP Preferred Stock have been paid. The conversion rate, conversion price and voting rights of the ESOP Preferred Stock are subject to adjustment in certain circumstances.

All shares of ESOP Preferred Stock are held of record by the trustee of the Delta Family-Care Savings Plan (see Note 11). At December 31, 2002, 10,405,346 shares of common stock were reserved for issuance for the conversion of the ESOP Preferred Stock.

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

If a person acquires beneficial interest of 15% or more of our common stock and
(1) we are involved in a merger or other business combination in which we are not the surviving corporation, or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise their rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

The rights expire on November 4, 2006. We may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. At December 31, 2002, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

PAYMENT OF DIVIDENDS

The determination to pay cash dividends on our ESOP Preferred Stock and our common stock is at the discretion of our Board of Directors, and is also subject to the provisions of Delaware General Corporation Law, which authorizes the payment of dividends from (1) surplus, defined as the excess of net assets (total assets minus total liabilities) over the amount determined to be capital, or (2) if there is no surplus, out of net profits for the current fiscal year or the previous fiscal year. The terms of the ESOP Preferred Stock discussed above provide for cumulative dividends and also limit our ability to pay cash dividends to our common shareowners in certain circumstances. Our debt agreements do not limit the payment of dividends on our capital stock.

Note 13. Common Stock Repurchases

We repurchased 10.6 million shares of common stock for $502 million in 2000. These repurchases were made under certain now-completed stock buyback programs, and the ongoing common stock repurchase authorization described below.

In 1996, our Board of Directors authorized us to repurchase up to 49.4 million shares of common stock issued under our broad-based employee stock option plans (see Note 12). As of December 31, 2002, we had repurchased a total of 21.6 million shares of common stock under this authorization. We are authorized to repurchase the remaining shares as employees exercise their stock options under those plans. Repurchases are subject to market conditions and may be made in the open market or privately negotiated transactions.

Note 14. Comprehensive Income (Loss)

Comprehensive income (loss) includes (1) reported net income (loss); (2) the additional minimum pension liability; and (3) unrealized gains and losses on marketable equity securities and fuel derivative instruments that qualify for hedge accounting. The following table shows our comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000:

{in millions)                                                      2002              2001           2000
-------------                                                   ---------          -------          ----
Net income                                                      $  (1,272)         $(1,216)         $828
Other comprehensive income (loss)                                  (1,587)            (335)           94
                                                                ---------          -------          ----
Comprehensive income (loss)                                     $  (2,859)         $(1,551)         $922
                                                                =========          =======          ====

The following table shows the components of accumulated other comprehensive income (loss) at December 31, 2002, 2001 and 2000, and the activity for the years then ended:

                                                    Additional
                                                      Minimum          Fuel       Marketable
                                                      Pension       Derivative      Equity
(in millions)                                        Liability      Instruments   Securities     Other          Total
-------------                                       ----------      -----------   ----------     -----        --------
Balance at December 31, 1999                          $     --        $   --        $  266        $ --        $    266
                                                      --------        ------        ------        ----        --------
  Unrealized gain (loss)                                    --           814            16          --             830
  Realized (gain) loss                                      --          (375)         (301)         --            (676)
  Tax effect                                                --          (171)          111          --             (60)
                                                      --------        ------        ------        ----        --------
  Net of tax                                                --           268          (174)         --              94
                                                      --------        ------        ------        ----        --------
Balance at December 31, 2000                                --           268            92          --             360
                                                      --------        ------        ------        ----        --------
  Unrealized gain (loss)                                    --          (100)          (84)          2            (182)
  Realized (gain) loss                                      --          (299)          (73)         --            (372)
  Tax effect                                                --           156            64          (1)            219
                                                      --------        ------        ------        ----        --------
  Net of tax                                                --          (243)          (93)          1            (335)
                                                      --------        ------        ------        ----        --------
Balance at December 31, 2001                                --            25            (1)          1              25
                                                      --------        ------        ------        ----        --------
  Additional minimum pension liability adjustment       (2,558)           --            --          --          (2,558)
  Unrealized gain (loss)                                    --           143            (9)         (2)            132
  Realized (gain) loss                                      --          (136)            4          --            (132)
  Tax effect                                               972            (3)            1           1             971
                                                      --------        ------        ------        ----        --------
  Net of tax                                            (1,586)            4            (4)         (1)         (1,587)
                                                      --------        ------        ------        ----        --------
BALANCE AT DECEMBER 31, 2002                          $ (1,586)       $   29        $   (5)       $ --        $ (1,562)
                                                      ========        ======        ======        ====        ========

We anticipate that gains of $29 million, net of tax, will be realized during 2003 as (1) fuel hedge contracts settle and (2) the related aircraft fuel purchases being hedged are consumed and recognized in expense. For additional information regarding our fuel hedge contracts, see Note 4.

See Note 11 for further information related to the additional minimum pension liability.

Note 15. Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), requires us to disclose certain information about our operating segments. Operating segments are defined as components of an enterprise with separate financial information which is evaluated regularly by the chief operating decision-maker and is used in resource allocation and performance assessments.

We are managed as a single business unit that provides air transportation for passengers and cargo. This allows us to benefit from an integrated revenue pricing and route network that includes Delta-mainline, ASA and Comair. The flight equipment of all three carriers is combined to form one fleet which is deployed through a single route scheduling system. When making resource allocation decisions, our chief operating decision-maker evaluates flight profitability data, which considers aircraft type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual carrier basis. Their objective in making resource allocation decisions is to maximize our consolidated financial results, not the individual results of Delta-mainline, ASA and Comair.

Operating revenues are assigned to a specific geographic region based on the origin, flight path and destination of each flight segment. Our operating revenues by geographic region for the years ended December 31, 2002, 2001 and 2000, are summarized in the following table:

(in millions)                                                         2002               2001               2000
-------------                                                      ---------          ---------          ---------
North America                                                      $  10,778          $  11,288          $  14,004
Atlantic                                                               1,860              1,823              1,988
Pacific                                                                  127                222                297
Latin America                                                            540                546                452
                                                                   ---------          ---------          ---------
Total                                                              $  13,305          $  13,879          $  16,741
                                                                   =========          =========          =========

Our tangible assets consist primarily of flight equipment which is mobile across geographic markets. Accordingly, assets are not allocated to specific geographic regions.

Note 16. Asset Writedowns, Restructuring and Related Items, Net

2002

In 2002, we recorded net charges totaling $439 million ($277 million net of tax, or $2.25 diluted earnings per share) in asset writedowns, restructuring and related items, net on our Consolidated Statements of Operations, as follows:

-        FLEET CHANGES

         During 2002, we made significant changes in our fleet plan (1) to reduce costs through fleet simplification and capacity reductions and
         (2) to decrease capital expenditures through aircraft deferrals. These actions resulted in $225 million in net asset impairments and other charges, which are discussed below.

         During the September 2002 quarter, we recorded an impairment charge, shown in the table below, related to 59 owned B-727 aircraft. The impairment of 23 B-727 aircraft used in operations resulted from a further reduction in their estimated future cash flows and fair values since our impairment review in 2001. The impairment of 36 B-727 aircraft held for sale resulted from a further decline in their fair values less the cost to sell since our impairment review in 2001. The aircraft held for sale will be disposed of as part of our fleet simplification plan and are expected to be sold by December 31, 2003, under an existing agreement. The net book value of these aircraft held for sale is included in other noncurrent assets on our Consolidated Balance Sheets at December 31, 2002, and is not material; these aircraft are not included in the aircraft fleet table on page 70 because they have been removed from service.

         During the September 2002 quarter, we also decided to temporarily remove our MD-11 aircraft from service beginning in early 2003. As a result of this decision, we recorded an impairment charge, shown in the table below, related to our eight owned MD-11 aircraft. This charge reflects the further reduction in estimated future cash flows and fair values of these aircraft since our impairment review in 2001. The MD-11 aircraft will be replaced on international routes by B-767-300ER aircraft that are currently used in the domestic system. We will use smaller mainline aircraft to replace the B-767 aircraft on domestic routes, thereby reducing our domestic capacity.

         During the December 2002 quarter, we decided to return to service, beginning in 2003, nine leased B-737-300 aircraft to replace the B-767 aircraft on domestic routes. This decision was based on (1) capacity and operating cost considerations and (2) our inability to sublease the B-737-300 aircraft due to the difficult business environment facing the airline industry after September 11, 2001. As discussed below, during the June 2001 quarter, we decided to remove the B-737-300 aircraft from service and recorded a reserve for future lease payments less estimated sublease income. Due to our decision to return these aircraft to service, we reversed the remaining $56 million reserve related to these B-737-300 aircraft.

         During the December 2002 quarter, we entered into an agreement with Boeing to defer 31 mainline aircraft previously scheduled for delivery in 2003 and 2004. As a result of these deferrals, we have no mainline aircraft scheduled for delivery during 2003 or 2004. We incurred a $30 million charge related to these deferrals.

         During the December 2002 quarter, we decided to accelerate the retirement of 37 owned EMB-120 aircraft to achieve costs savings and operating efficiencies. We plan to remove these aircraft from service beginning in 2003. The accelerated retirement of these aircraft as well as a reduction in their estimated future cash flows and fair values resulted in an impairment charge.

         During 2002, we recorded the following impairment charges for our owned B-727, MD-11 and EMB-120 aircraft:

                                    Used in Operations              Held for Sale
                               --------------------------      -----------------------
                                                  No. of                       No. of                       Spare
(dollars in millions)           Writedown(1)     Aircraft      Writedown      Aircraft     Subtotal        Parts(2)        Total
---------------------           ------------     --------      ---------      --------     --------        --------        -----
B-727                               $  24            23           $ 37           36          $  61           $ --          $  61
MD-11                                 141             8             --           --            141             18            159
EMB-120                                27            37             --           --             27              4             31
                                    -----                         ----                       -----           ----          -----
Total                               $ 192                         $ 37                       $ 229           $ 22          $ 251
                                    =====                         ====                       =====           ====          =====

(1) The fair value of aircraft used in operations was determined using third-party appraisals.

(2) Charges related to the writedown of the related spare parts inventory to their net realizable value.

-        WORKFORCE REDUCTIONS

         We recorded a $127 million charge related to our decision in October 2002 to reduce staffing by up to approximately 8,000 jobs across all work groups, excluding pilots, to further reduce operating costs. We offered eligible non-pilot employees several programs, including voluntary severance, leaves of absence and early retirement. Approximately 3,900 employees elected to participate in one of these programs. Involuntary reductions will affect up to approximately 4,000 employees and are expected to be completed by May 2003.

         The total charge includes (1) $51 million for costs associated with the voluntary programs that were recorded as special termination benefits under our pension and postretirement medical benefit obligations (see
         Note 11) and (2) $76 million for severance and related costs.

-        SURPLUS PILOTS AND GROUNDED AIRCRAFT

         We recorded $93 million in expenses for the temporary carrying cost of surplus pilots and grounded aircraft related to our capacity reductions which became effective on November 1, 2001. This cost also includes related requalification training and relocation costs for certain pilots.

-        OTHER

         We also recorded (1) a $23 million gain related to the adjustment of certain prior year restructuring reserves based on revised estimates of remaining costs; (2) a $14 million charge associated with our decision to close certain leased facilities; and (3) a $3 million charge related to other items.

2001

In 2001, we recorded charges totaling $1.1 billion ($695 million net of tax, or $5.63 diluted earnings per share) in asset write-downs, restructuring and related items, net on our Consolidated Statements of Operations, as follows:

-        WORKFORCE REDUCTIONS

         We recorded a $566 million charge relating to our decision in 2001 to reduce staffing across all workgroups due to the capacity reductions we implemented as a result of the September 11 terrorist attacks. We offered eligible employees several programs, including voluntary severance, leaves of absence and early retirement. Approximately 10,000 employees elected to participate in one of the voluntary programs. Involuntary reductions were expected to affect up to approximately 1,700 employees - up to 1,400 pilots and 300 employees from other workgroups.

         The total charge includes $475 million for costs associated with the early retirement and certain voluntary leave of absence programs which are recorded as special termination benefits under our pension and postretirement medical benefit obligations (see Note 11). The remaining $91 million relates to severance and related costs.

-        FLEET CHANGES

         As a result of the effects of the September 11 terrorist attacks on our business and the related decline in aircraft values, we recorded $286 million in asset writedowns. These writedowns include (1) the impairment of 16 MD-90 and eight MD-11 owned aircraft, which reflects further reductions in the estimated future cash flows and fair values of these aircraft since our impairment review in 1999, as well as a revised schedule for retiring these aircraft; (2) charges related to the accelerated retirement of 40 owned B-727 aircraft by 2003; and (3) the writedown to fair value of 18 owned L-1011 aircraft. These charges are summarized in the table below:

                              Used in Operations           Held for Sale
                           ------------------------    ----------------------
                                            No. of                    No. of
(dollars in millions)      Writedown(1)    Aircraft    Writedown     Aircraft     Total
---------------------      ------------    --------    ---------     --------     -----
MD-90                         $  98            16         $ --           --       $  98
MD-11                            93             8           --           --          93
B-727-200                        81            36            2            4          83
L-1011                           --            --           12           18          12
                              -----                       ----                    -----
Total                         $ 272                       $ 14                    $ 286
                              =====                       ====                    =====

(1) The fair value of aircraft used in operations was determined using third-party appraisals.

         The net book value of the aircraft held for sale is included in other noncurrent assets on our Consolidated Balance Sheets at December 31, 2001, and is not material.

         In addition, we recorded a $71 million reserve related to our decision to remove nine leased B-737-300 aircraft from service to more closely align capacity and demand, and to improve scheduling and operating efficiency. The reserve consisted of future lease payments for these aircraft less estimated sublease income. We also recorded an additional $6 million charge for the writedown to net realizable value of related aircraft spare parts.

-        SURPLUS PILOTS AND GROUNDED AIRCRAFT

         We recorded $30 million in expenses for the temporary carrying cost of surplus pilots and grounded aircraft related to our capacity reductions which became effective on November 1, 2001. This cost also includes related requalification training and relocation costs for certain pilots.

-        OTHER

         We recorded $160 million in charges that include (1) an $81 million charge related to the write-off of previously capitalized amounts that would provide no future economic benefit due to our decision to cancel or delay certain airport and technology projects following September 11, 2001; (2) a $63 million charge related to contract termination costs; (3) a $9 million charge related to the write-off of certain receivables, primarily those of foreign air carriers and other related businesses, that we believe became uncollectible as a result of those businesses' weakened financial condition after September 11, 2001; and
         (4) a $7 million charge related to our decision to close certain facilities.

2000

In 2000, we recorded charges totaling $108 million ($66 million net of tax, or $0.53 basic and $0.50 diluted earnings per share) in asset writedowns, restructuring and related items, net on our Consolidated Statements of Operations, as follows:

-        WORKFORCE REDUCTIONS

         We recorded an $86 million charge relating to our decision to offer an early retirement medical option program to enable eligible employees to retire with continued medical coverage without paying certain early retirement medical premiums. Approximately 2,500 employees participated in this program.

-        OTHER

         We recorded a $22 million restructuring charge relating to our decision to close our Pacific gateway in Portland, Oregon.

Notes to the Consolidated Financial Statements

Note 17. Restructuring and Other Reserves

The following table shows changes in our restructuring and other reserve balances as of December 31, 2002, 2001 and 2000, and the associated activity for the years then ended:

                                                                                   Restructuring and Other Charges
                                                                             -------------------------------------------
                                                                                             Severance and Related Costs
                                                                                              --------------------------
                                                                                                 2002            2001
                                                                                              Workforce        Workforce
                                                               Leased        Facilities       Reduction        Reduction
(in millions)                                                 Aircraft        and Other        Programs         Programs
-------------                                                 --------       ----------       ---------        ---------
Balance at December 31, 1999                                   $   --           $   41           $  --           $   --
Additional costs and expenses                                      --               22              --               --
Payments                                                           --               (7)             --               --
                                                               ------           ------           -----           ------
Balance at December 31, 2000                                       --               56              --               --
                                                               ------           ------           -----           ------
Additional costs and expenses                                      71               24              --               91
Payments                                                           (1)              (6)             --              (44)
                                                               ------           ------           -----           ------
Balance at December 31, 2001                                       70               74              --               47
                                                               ------           ------           -----           ------
Additional costs and expenses                                      --               14              76               --
Payments                                                          (14)              (9)             (5)             (35)
Adjustments                                                       (56)             (14)             --               (9)
                                                               ------           ------           -----           ------
BALANCE AT DECEMBER 31, 2002                                   $   --           $   65           $  71           $    3
                                                               ======           ======           =====           ======

At December 31, 2002, the facilities and other reserve represents costs related primarily to (1) future lease payments for facilities closures and (2) contract termination fees. During 2002, we recorded a $14 million charge related to our decision in 2002 to close certain facilities and a $14 million adjustment to prior year reserves based on revised estimates of remaining costs.

The leased aircraft reserve represents future lease payments for B-737 aircraft previously removed from service prior to the lease expiration date, less estimated sublease income. Due to changes in our fleet plan during the December 2002 quarter, these aircraft will be returned to service in 2003. Therefore, we reversed the remaining $56 million balance of this reserve.

The severance and related costs reserve represents future payments associated with our 2002 and 2001 voluntary and involuntary workforce reduction programs. At December 31, 2002, the remaining $71 million balance related to the 2002 workforce reduction programs represents severance and medical benefits for employees who received severance or are participating in certain leave of absence programs; this amount will be paid during 2003. At December 31, 2002, the remaining $3 million balance related to the 2001 workforce reduction programs primarily consists of severance for international employees that will be paid during early 2003 in accordance with local country laws and regulations. During 2002, we also recorded a $9 million adjustment to the 2001 reserve based on revised estimates of the remaining costs, including (1) the adjustment of medical benefits for certain employees participating in the leave of absence programs who returned to the workforce earlier than originally scheduled and (2) the change in the number of pilot furloughs from up to 1,400 to approximately 1,100.

See Note 16 for additional information related to the charges discussed above.

Note 18. Earnings (Loss) per Share

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

Years Ended December 31,
(in millions, except per share data)                                                  2002               2001              2000
------------------------------------                                                --------           --------           ------
BASIC:
Net income (loss) excluding cumulative effect of change in
  accounting principle                                                              $ (1,272)          $ (1,216)          $  928
Dividends on allocated Series B ESOP
  Convertible Preferred Stock                                                            (15)               (14)             (13)
                                                                                    --------           --------           ------
Net income (loss) available to common shareowners, excluding
  cumulative effect of change in accounting principle                               $ (1,287)          $ (1,230)          $  915
Weighted average shares outstanding                                                    123.3              123.1            123.8
                                                                                    --------           --------           ------
Basic earnings (loss) per share excluding cumulative
  effect of change in accounting principle                                          $ (10.44)          $  (9.99)          $ 7.39
                                                                                    ========           ========           ======
DILUTED:
Net income (loss) available to common shareowners, excluding
  cumulative effect of change in accounting principle                               $ (1,287)          $ (1,230)          $  915
Income tax effect assuming conversion of allocated Series B ESOP
  Convertible Preferred Stock                                                             --                 --                8
                                                                                    --------           --------           ------
Income (loss) available to common shareowners including
  assumed conversion                                                                $ (1,287)          $ (1,230)          $  923
Weighted average shares outstanding                                                    123.3              123.1            123.8
Additional shares assuming:
  Exercise of stock options                                                               --                 --              1.6
  Conversion of allocated Series B ESOP Convertible Preferred Stock                       --                 --              5.4
  Conversion of performance-based stock units                                             --                 --              0.2
                                                                                    --------           --------           ------
Weighted average shares outstanding, as adjusted                                       123.3              123.1            131.0
                                                                                    --------           --------           ------
Diluted earnings (loss) per share excluding cumulative
effect of change in accounting principle                                            $ (10.44)          $  (9.99)          $ 7.05
                                                                                    ========           ========           ======

For the years ended December 31, 2002, 2001 and 2000, we excluded from the diluted earnings (loss) per share computation (1) 54.5 million, 44.3 million and
23.4 million stock options, respectively, because the exercise price of the options was greater than the average price of common stock and (2) 6.9 million,
6.5 million and zero additional shares, respectively, because their effect on earnings (loss) per share was anti-dilutive.

Note 19. Stabilization Act

On September 22, 2001, the Air Transportation Safety and System Stabilization Act (Stabilization Act) became effective. The Stabilization Act is intended to preserve the viability of the U.S. air transportation system following the terrorist attacks on September 11, 2001 by, among other things, (1) providing for payments from the U.S. Government totaling $5 billion to compensate U.S. air carriers for losses incurred from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks and (2) permitting the Secretary of Transportation to sell insurance to U.S. air carriers.

Our allocated portion of compensation under the Stabilization Act was $668 million. Due to uncertainties regarding the U.S. government's calculation of compensation, we recognized $634 million of this amount in our 2001 Consolidated Statement of Operations. We recognized the remaining $34 million of compensation in our 2002 Consolidated Statement of Operations. We received $112 million and $556 million in cash for the years ended December 31, 2002 and 2001, respectively, under the Stabilization Act.

Notes to the Consolidated Financial Statements

Subsequent to September 11, 2001, our insurance providers reduced our coverage and significantly increased our premium rates for war and terrorism risk insurance. Under the provisions of the Stabilization Act, the Federal Aviation Administration (FAA) has been selling U.S. airlines excess war and terrorism risk insurance coverage since the September 11 terrorist attacks. Effective January 24, 2003, under the Homeland Security Act, the FAA is required to sell passenger, third-party (ground damage) and aircraft hull war and terrorism risk insurance to U.S. airlines through August 31, 2003.

Note 20. Related Party Transaction

The Delta Employees Credit Union (DECU) is an independent entity that is chartered to provide banking and financial services to our employees, former employees and certain relatives of these persons. At December 31, 2002, we had a $71 million liability to DECU recorded in accounts payable, deferred credits and other accrued liabilities on our Consolidated Balance Sheet. The liability results from a timing difference in funding a portion of our 2002 year end payroll and is reflected as a non-cash transaction on our Consolidated Statement of Cash Flows for the year ended December 31, 2002. We paid the liability on January 2, 2003.

Note 21. Valuation and Qualifying Accounts

The following table shows the valuation and qualifying accounts as of December 31, 2002, 2001 and 2000, and the associated activity for the years then ended:

                                                                                                           Allowance for:
                                                                                                   ------------------------------
                                                                                                                    Obsolescence
                                                                                  Restructuring    Uncollectible    of Expendable
                                                                     Leased         and Other         Accounts     Parts & Supplies
(in millions)                                                      Aircraft(1)      Charges(1)      Receivable(2)    Inventory(3)
-------------                                                      -----------    -------------    --------------  ----------------
Balance at December 31, 1999                                          $  --           $   41           $   39           $  104
Additional costs and expenses                                            --               22               15               22
Payments and deductions                                                  --               (7)             (23)              (2)
                                                                      -----           ------           ------           ------
Balance at December 31, 2000                                             --               56               31              124
                                                                      -----           ------           ------           ------
Additional costs and expenses                                            71              115               18               38
Payments and deductions                                                  (1)             (50)              (6)             (23)
                                                                      -----           ------           ------           ------
Balance at December 31, 2001                                             70              121               43              139
                                                                      -----           ------           ------           ------
Additional costs and expenses                                            --               90               21               51
Payments and deductions                                                 (70)             (72)             (31)              (7)
                                                                      -----           ------           ------           ------
BALANCE AT DECEMBER 31, 2002                                          $  --           $  139           $   33           $  183
                                                                      =====           ======           ======           ======

(1) See Note 17 for additional information related to leased aircraft and restructuring and other charges.

(2) The payments and deductions related to the allowance for uncollectible accounts receivable represent the write-off of accounts considered to be uncollectible, less recoveries.

(3) These additional costs and expenses in 2001 and 2002 include the charges related to the writedown of certain aircraft spare parts inventory to their net realizable value (see Note 16).

Note 22. Subsequent Events (Unaudited)

ENHANCED EQUIPMENT TRUST CERTIFICATES

On January 30, 2003, we issued, in a private placement, $392 million aggregate principal amount of insured Pass Through Certificates, Series 2003-1 G (Certificates). The certificates bear interest at floating rates based on LIBOR + 0.75% and require principal payments from 2003 to 2008. This financing is secured by two B-737-800 and 10 B-767-300ER aircraft owned by us. The net proceeds of this financing were made available for general corporate purposes.

CONTRACT CARRIER AGREEMENT

During February 2003, we amended our contract carrier agreement with Chautauqua to increase from 22 to 34 the number of aircraft Chautauqua will operate for us. All of these aircraft are scheduled to be in service under the Delta Connection program by the end of 2003. We estimate that the total fair value of these additional aircraft that Chautauqua could assign to us or require that we purchase if we were to terminate this agreement without cause is approximately $200 million (see Note 9).

As part of this amended agreement, we received a warrant to purchase up to an additional 720,000 shares of Republic common stock for (1) $12.50 per share, if the warrant is exercised prior to the completion of Republic's initial public offering of common stock (IPO) or (2) the price per share at which Republic common stock is sold in the IPO, if the warrant is exercised after or in connection with the IPO. The warrant is exercisable in whole or in part at any time until February 7, 2013. The fair value of this warrant on the date received was not material.

Note 23. Quarterly Financial Data (Unaudited)
The following table summarizes our unaudited quarterly results of operations for 2002 and 2001:

                                                                                    Three Months Ended
2002                                                           ---------------------------------------------------------------
(in millions, except per share data)                           March 31          June 30        September 30       December 31
------------------------------------                           --------          -------        ------------       -----------
Operating revenues                                             $ 3,103           $ 3,474           $ 3,420           $  3,308
Operating loss                                                 $  (435)          $  (127)          $  (385)          $   (362)
Net loss                                                       $  (397)          $  (186)          $  (326)          $   (363)
Basic and diluted loss per share(1)                            $ (3.25)          $ (1.54)          $ (2.67)          $  (2.98)
                                                               -------           -------           -------           ---------

                                                                                    Three Months Ended
2001                                                           ---------------------------------------------------------------
(in millions, except per share data)                           March 31          June 30        September 30       December 31
------------------------------------                           --------          -------        ------------       -----------
Operating revenues                                             $ 3,842           $ 3,776           $ 3,398           $  2,863
Operating loss                                                 $  (115)          $  (114)          $  (251)          $ (1,122)
Net loss                                                       $  (133)          $   (90)          $  (259)          $   (734)
Basic and diluted loss per share(1)                            $ (1.11)          $ (0.76)          $ (2.13)          $  (5.98)
                                                               -------           -------           -------           ---------

(1) The sum of the quarterly earnings per share does not equal the annual earnings per share due to changes in average shares outstanding.

Our financial results for the years ended December 31, 2002 and 2001 were materially impacted by certain events, as discussed below:

- During the six months ended June 30, 2001, public concern over a possible strike by Delta pilots relating to then ongoing collective bargaining negotiations caused some customers to make reservations and travel with airlines other than Delta. On June 20, 2001, Delta pilots ratified a new collective bargaining agreement, avoiding a possible strike.

- On March 26, 2001, Comair pilots began a strike, which continued until June 22, 2001 when they ratified a new collective bargaining agreement. As a result of this 89-day strike, Comair suspended its operations between March 26, 2001 and July 1, 2001. Comair resumed partial service on July 2, 2001, and gradually began restoring service during the remainder of the year. Service was fully restored to pre-strike levels during January 2002.

- Prior to September 11, 2001, the slowing U.S. and world economies reduced the demand for air travel among both business and leisure passengers. This decline in demand negatively impacted our passenger traffic and yield in 2001 and 2002.

- The business environment significantly worsened as a result of the September 11 terrorist attacks. See Note 16 for information regarding certain charges and costs we recorded in 2001 as a result of these attacks.

- During 2002, we made significant changes in our fleet plan to simplify our aircraft fleet to reduce capacity and to decrease capital expenditures through aircraft deferrals. See Note 16 for information related to charges and other costs associated with these fleet changes.

Independent's Auditors' Report

To the Board of Directors and Shareowners' of Delta Air Lines, Inc.:

We have audited the accompanying consolidated balance sheet of Delta Air Lines, Inc. (a Delaware corporation) and subsidiaries (the "Company) as of December 31, 2002, and the related consolidated statements of operations, cash flows and shareowners' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Delta Air Lines, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, before the revisions discussed below to Notes 5, 9, 17 and 21 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 23, 2002. Their report contained an explanatory paragraph related to the Company's change in its method of accounting for derivative instruments and hedging activities effective July 1, 2000 as discussed in Note 4 to the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 ("SFAS 142").

As discussed above, the financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

- As described in Note 5, the Company adopted the provisions of SFAS 142 as of January 1, 2002. These consolidated financial statements have been revised to include the disclosures required by SFAS 142.

- In Note 9, the Company has disclosed the amount of expenses incurred related to contract carrier agreements. These consolidated financial statements have been revised to include such disclosures for 2001 and 2000.

- In Note 17, the Company has disclosed the amounts of the additional costs and expenses and payments related to restructuring and other reserves for leased aircraft and facilities and other items. These consolidated financial statements have been revised to include such disclosures for 2001 and 2000.

- In Note 21, the Company has disclosed the amounts of additional costs and expenses and deductions related to the allowance for obsolescence of expendable parts and supplies inventories. These consolidated financial statements have been revised to include such disclosures for 2001 and 2000.

We audited the disclosures in Notes 5, 9, 17 and 21 that were included to revise the 2001 and 2000 consolidated financial statements. In our opinion, such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Atlanta, Georgia
January 31, 2003

Report of Independent Public Accountants

THE FOLLOWING IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH DELTA'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

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



/s/ Arthur Andersen LLP

Atlanta, Georgia
January 23, 2002

Consolidated Summary of Operations

For the years ended December 31, 2002-1998

(in millions, except per share data)                       2002(1)          2001(2)        2000(3)         1999(4)          1998
-----------------------------------                       --------        --------        --------        --------        --------
Operating revenues                                        $ 13,305        $ 13,879        $ 16,741        $ 14,883        $ 14,312
                                                          --------        --------        --------        --------        --------
Operating expenses                                          14,614          15,481          15,104          13,565          12,509
                                                          --------        --------        --------        --------        --------
Operating income (loss)                                     (1,309)         (1,602)          1,637           1,318           1,803
Interest income (expense), net(5)                             (610)           (410)           (257)           (126)            (66)
Miscellaneous income (expense), net(6)                          (2)             80             328             901              39
Loss on extinguishment of ESOP Notes                           (42)             --              --              --              --
Fair value adjustments of SFAS 133 derivatives                 (39)             68            (159)             --              --
                                                          --------        --------        --------        --------        --------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle                  (2,002)         (1,864)          1,549           2,093           1,776
Income tax benefit (provision)                                 730             648            (621)           (831)           (698)
                                                          --------        --------        --------        --------        --------
Net income (loss) before cumulative effect
  of change in accounting principle                         (1,272)         (1,216)            928           1,262           1,078
                                                          --------        --------        --------        --------        --------
Net income (loss) after cumulative effect
  of change in accounting principle                         (1,272)         (1,216)            828           1,208           1,078
Preferred stock dividends                                      (15)            (14)            (13)            (12)            (11)
                                                          --------        --------        --------        --------        --------
Net income (loss) attributable to
  common shareowners                                      $ (1,287)       $ (1,230)       $    815        $  1,196        $  1,067
                                                          --------        --------        --------        --------        --------
Earnings (loss) per share before cumulative
  effect of change in
  accounting principle(7)
    Basic                                                 $ (10.44)       $  (9.99)       $   7.39        $   9.05        $   7.22
    Diluted                                               $ (10.44)       $  (9.99)       $   7.05        $   8.52        $   6.87
                                                          --------        --------        --------        --------        --------
Earnings (loss) per share(7)
    Basic                                                 $ (10.44)       $  (9.99)       $   6.58        $   8.66        $   7.22
    Diluted                                               $ (10.44)          (9.99)       $   6.28        $   8.15        $   6.87
                                                          --------        --------        --------        --------        --------
Dividends declared per common share                       $   0.10        $   0.10        $   0.10        $   0.10        $   0.10
                                                          ========        ========        ========        ========        ========

Other Financial and Statistical Data

For the years ended December 31, 2002-1998       2002(1)          2001(2)         2000(3)          1999(4)              1998
-------------------------------------------     ------------     ------------    ------------     ------------       ------------
Total assets (millions)                         $     24,720     $     23,605    $     21,931     $     19,942       $     14,727
Long-term debt and capital leases
 (excluding current maturities) (millions)      $     10,174     $      8,347    $      5,896     $      4,303       $      1,720
Shareowners' equity (millions)                  $        893     $      3,769    $      5,343     $      4,908       $      4,077
Shares of common stock outstanding
 at year end(7)                                  123,359,205      123,245,666     123,013,372      132,893,470        141,514,262
Revenue passengers enplaned (thousands)              107,048          104,943         119,930          110,083            105,304
Available seat miles (millions)                      141,719          147,837         154,974          147,073            142,154
Revenue passenger miles (millions)                   102,029          101,717         112,998          106,165            103,342
Operating revenue per available seat mile         9.39(cents)      9.39(cents)    10.80(cents)     10.12(cents)       10.07(cents)
Passenger mile yield                             12.08(cents)     12.74(cents)    13.86(cents)     13.14(cents)       12.99(cents)
Operating cost per available seat mile           10.31(cents)     10.47(cents)     9.75(cents)      9.22(cents)        8.80(cents)
Passenger load factor                                  71.99%           68.80%          72.91%           72.18%             72.70%
Breakeven passenger load factor                        79.64%           77.31%          65.29%           65.37%             62.94%
Available ton miles (millions)                        21,548           22,282          22,925           21,245              20,312
Revenue ton miles (millions)                          11,698           11,752          13,058           12,227              12,052
Operating cost per available ton miles           67.82(cents)     69.48(cents)    65.88(cents)     63.85(cents)        61.58(cents)
                                                ============     ============    ============     ============       =============

(1) Includes a $439 million charge ($277 million net of tax, or $2.25 diluted EPS) for asset writedowns, restructuring and related items, net; a $34 million gain ($22 million net of tax, or $0.17 diluted EPS) for Stabilization Act compensation; and a $94 million charge ($59 million net of tax, or $0.47 diluted EPS) for other income and expense items (seepages 16-17 of Management's Discussion and Analysis).

(2) Includes a $1.1 billion charge ($695 million net of tax, or $5.63 diluted EPS) for asset writedowns, restructuring and related items, net; a $634 million gain ($392 million net of tax, or $3.18 diluted
         EPS) for Stabilization Act compensation; and a $186 million gain ($114 million net of tax, or $0.92 diluted EPS) for other income and expense items (see pages 16-17 of Management's Discussion and Analysis).

(3) Includes a $108 million charge ($66 million net of tax, or $0.50 diluted EPS) for asset writedowns, restructuring and related items, net; a $151 million gain ($93 million net of tax, or $0.70 diluted EPS) for other income and expense items; and a $164 million cumulative effect, non-cash charge ($100 million net of tax, or $0.77 diluted
         EPS), resulting from our adoption of SFAS 133 on July 1, 2000 (see pages 18-19 of Management's Discussion and Analysis).

(4) Includes a $469 million charge ($286 million net of tax, or $1.94 diluted EPS) for asset writedowns; $927 million gain ($565 million net of tax, or $3.83 diluted EPS) from the sale of certain investments; an $89 million non-cash charge ($54 million net of tax, or $0.37 diluted
         EPS) from the cumulative effect of a change in accounting principle resulting from our adoption on January 1, 1999 of SAB 101; and a $40 million charge ($24 million net of tax, or $0.16 diluted EPS) for the early extinguishment of certain debt obligations.

(5)      Includes interest income.

(6)      Includes gains (losses) from the sale of investments.

(7) All earnings per share amounts for 1998 have been restated to reflect the two-for-one common stock split that became effective on November 2, 1998.

Shareowner Information

TRANSFER AGENT, REGISTRAR, AND DIVIDEND PAYING AGENT FOR COMMON STOCK

Registered shareowner inquiries related to stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:

        Wells Fargo Shareowner Services
        P.O. Box 64854
        St. Paul, MN 55164-0854
        Telephone (800) 259-2345 or (651) 450-4064
        www.wellsfargo.com/shareownerservices

SHAREOWNER SERVICE PLUS PLAN(SM)

Investors may purchase Delta common stock under this program, which is sponsored and administered by Wells Fargo Shareowner Services. All correspondence and inquiries concerning the program should be directed to:

        Delta Air Lines, Inc.
        c/o Wells Fargo Shareowner Services
        P.O. Box 64863
        St. Paul, MN 55164-0863
        Telephone (800) 259-2345 or (651) 450-4064

FORM 10-K AND OTHER FINANCIAL INFORMATION

A copy of the Form 10-K for the year ended December 31, 2002 and other financial reports filed by Delta with the SEC is available on Delta's Web site at www.delta.com or the SEC's Web site at www.sec.gov, or may be obtained without charge by calling (866) 240-0597 or by writing to:

        Delta Air Lines, Inc.
        Investor Relations, Department 829
        P.O. Box 20706
        Atlanta, Georgia 30320-6001

A copy of this Annual Report can be found on Delta's Web site, www.delta.com. Registered shareowners and participants in the Delta Family-Care Savings Plan may elect to receive future annual meeting materials electronically by signing up at www.delta.com/inside/investors/index.jsp

AVAILABILITY OF ANNUAL REPORT ON COMMUNITY AFFAIRS AND ANNUAL REPORT ON GLOBAL DIVERSITY

Copies of these reports are available online at www.delta.com.

INVESTOR RELATIONS

Telephone inquiries related to financial information, other than requests for financial documents, may be directed to Delta Investor Relations at (866) 715-2170.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
191 Peachtree Street, N.E., Suite 1500
Atlanta, GA 30303-1924

COMMON STOCK

Delta's Common Stock is traded on the New York Stock Exchange under the ticker symbol DAL. As of December 31, 2002, there were 22,390 registered owners of common stock.

MARKET PRICES AND DIVIDENDS

                                  PRICE OF                     CASH DIVIDENDS
YEAR 2002                       COMMON STOCK                  PER COMMON SHARE
---------               -----------------------------         ----------------
QUARTER ENDED:            HIGH                  LOW
March 31                $ 38.69               $ 28.52              $ 0.025
June 30                   32.65                 18.30                0.025
September 30              20.12                  8.30                0.025
December 31               14.09                  6.10                0.025
                        =======               =======              =======

                                  Price of                     Cash Dividends
Year 2001                       Common Stock                  per Common Share
---------               -----------------------------         ----------------
Quarter Ended:            High                  Low
March 31                $ 52.94               $ 37.51              $ 0.025
June 30                   48.05                 37.80                0.025
September 30              46.56                 20.00                0.025
December 31               31.15                 22.20                0.025
                        =======               =======              =======

AVAILABILITY OF EQUAL EMPLOYMENT OPPORTUNITY REPORT

A copy of Delta's Equal Employment Opportunity Report is available without charge upon written request to:

        Delta Air Lines, Inc.
        Equal Opportunity, Department 955
        P.O. Box 20706
        Atlanta, Georgia 30320-6001

Delta's Aircraft Fleet

MAINLINE AIRCRAFT FLEET

Our mainline fleet strategy is designed to achieve operational and cost efficiencies through fleet modernization. Our long-term agreement with The Boeing Company (Boeing) covers firm orders, options and rolling options for certain aircraft through calendar year 2017. This agreement supports our plan for disciplined growth, aircraft rationalization and fleet replacement. It also gives us certain flexibility to adjust scheduled aircraft deliveries and to substitute between aircraft models and aircraft types. The majority of the aircraft under firm order from Boeing will be used to replace older aircraft. During 2002, we deferred delivery of 31 mainline aircraft. As a result of these deferrals, we have no mainline aircraft deliveries scheduled in 2003 or 2004.

Our long-term plan is to reduce our mainline aircraft fleet to three family types. We believe fleet standardization will improve reliability and produce long-term cost savings. Consistent with this plan, we will retire our last B-727 aircraft in April 2003. Due to the weak demand environment, we will temporarily ground the entire MD-11 fleet by March 31, 2004. As a result of these actions, by early 2004, we will operate a mainline fleet composed entirely of two-pilot, two-engine aircraft.

Our fleet at December 31, 2002, includes the following 25 aircraft that have been temporarily grounded: 14 B-737-200, eight B-737-300 and three B-767-200 aircraft. These aircraft are included in the table to the right.

REGIONAL JET AIRCRAFT FLEET

Our regional jet program offers service to small and medium-sized cities and enables us to supplement mainline frequencies and service to larger cities. In 2000, ASA and Comair entered into agreements with Bombardier, Inc. to purchase a total of 94 Canadair Regional Jet (CRJ) aircraft, including 69 CRJ-200 aircraft with a mix of 40 and 50 seats, and 25 CRJ-700 aircraft with 70 seats. ASA and Comair also received options to purchase 406 CRJ aircraft through 2010. In 2002, ASA and Comair each took delivery of their first CRJ-700 aircraft. Additionally, Comair now operates an all-jet fleet, having retired its last EMB-120 turbo prop aircraft in August 2002.

AIRCRAFT FLEET AT DECEMBER 31, 2002

                                                                   Current Fleet
                                                    ----------------------------------------------
                                                                 Capital     Operating                    Average
Aircraft Type                                       Owned         Lease        Lease         Total          Age
-------------                                       -----        -------     ---------       -----        -------
B-727-200                                              18           --             3            21          23.5
B-737-200                                              --           42            10            52          17.8
B-737-300                                              --           --            26            26          16.1
B-737-800                                              71           --            --            71           2.2
B-757-200                                              77            3            41           121          11.3
B-767-200                                              15           --            --            15          19.6
B-767-300                                               4           --            24            28          12.9
B-767-300ER                                            51           --             8            59           6.9
B-767-400                                              21           --            --            21           1.8
B-777-200                                               8           --            --             8           2.9
MD-11                                                   8           --             7            15           8.9
MD-88                                                  63           --            57           120          12.5
MD-90                                                  16           --            --            16           7.1
EMB-120                                                29           --            --            29          11.8
ATR-72                                                  4           --            15            19           8.5
CRJ-100/200                                            73           --           122           195           3.7
CRJ-700                                                15           --            --            15           0.3
                                                     ----          ---          ----          ----
Total                                                 473           45           313           831           9.0
                                                     ====          ===          ====          ====

AIRCRAFT DELIVERY SCHEDULE AT DECEMBER 31, 2002

                                                        Delivery Calendar Year Ending
                                                    -------------------------------------------
                                                                                                        After
Aircraft on Firm Order                              2003         2004         2005         2006         2006         Total
----------------------                              ----         ----         ----        -----         ----         -----
B-737-800                                             --           --           19           19           23            61
B-777-200                                             --           --            2            3           --             5
CRJ-100/200                                           31           --           --           --           --            31
CRJ-700                                               20           23           --           --           --            43
                                                     ---          ---          ---          ---          ---          ----
Total                                                 51           23           21           22           23           140
                                                     ===          ===          ===          ===          ===          ====

AIRCRAFT ON OPTION AT DECEMBER 31, 2002

                                                     Delivery in Calendar year Ending
                                           ---------------------------------------------------------
                                                                                               After                      Rolling
Aircraft on Option(1)                      2003         2004         2005        2006          2006          Total        Options
---------------------                      ----         ----         ----        ----          -----         -----        -------
B-737-800                                    --            4            8          10            38             60          231
B-757-200                                    --            3            6           6             5             20           43
B-767-300/300ER                              --           --            2           2             6             10            9
B-767-400                                    --            2            2           2            18             24            3
B-777-200                                    --            2            5           1            12             20           14
CRJ-100/200                                  --           27           38          33            99            197           --
CRJ-700                                      --            5           30          30           100            165           --
                                           ----         ----         ----        ----         -----          -----         ----
Total                                        --           43           91          84           278            496          300
                                           ====         ====         ====        ====         =====          =====         ====

(1) Aircraft options have scheduled delivery slots, while rolling options replace options and are assigned delivery slots as options expire or are exercised.